Form 10-K405, Exhibit 13
period 1996-12-31
QUEENS COUNTY BANCORP INC
filed 1997-03-28
CIK 910073

                                                                      EXHIBIT 13


Financial Highlights

====================================================================================================================================
(dollars in thousands, except share data)                           1996           1995          1994          1993          1992
------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31
Net interest income                                          $    57,520    $    51,908   $    54,615   $    46,391     $  38,835
(Reversal of) provision for loan losses                           (2,000)           150         1,200         4,700         3,158
Other operating income                                             2,445          3,033         1,971         1,884         2,038
Operating expense                                                 23,271         22,871        23,047        21,417        18,014
Income tax expense                                                17,755         11,737        13,589        10,035         8,294
Net income                                                        20,939         20,183        18,750        12,123        10,451
Net income (adjusted) (1)                                         22,739           N.A.          N.A.          N.A.          N.A.
Net income per share (2) (3)                                       $2.83          $2.58         $2.27         $0.17(4)       N.A.
Net income per share (adjusted) (1)                                $3.07           N.A.          N.A.          N.A.          N.A.
Dividends paid (3)                                                  0.84           0.23          0.08          N.A.          N.A.

AT DECEMBER 31
Total assets                                                 $ 1,358,656    $ 1,240,882   $ 1,166,024   $ 1,089,686     $ 951,374
Loans, net                                                     1,146,152        994,803       937,550       781,023       688,067
Allowance for loan losses                                          9,359         11,359        11,268        10,320         6,062
Mortgage-backed securities held to maturity                       73,732         92,868       107,451       129,230       105,127
Securities held to maturity                                       86,495         78,016        79,017        94,330       104,059
Deposits                                                       1,023,930        932,140       840,220       827,240       824,349
FHLB borrowings                                                   81,393         46,077        83,304          --            --
Stockholders' equity                                             211,429        217,630       205,279       192,831        92,371
Common shares outstanding (2) (3)                              7,630,103      8,392,400     8,789,919     9,177,000          N.A.
Book value per share (2) (3) (5)                                  $31.81         $29.93        $27.14        $24.30          N.A.

SELECTED FINANCIAL RATIOS
Return on average assets                                            1.63%          1.72%         1.71%         1.24%         1.12%
Return on average assets (adjusted) (1)                             1.77           N.A.          N.A.          N.A.          N.A.
Return on average stockholders' equity                             10.10           9.70          9.40         11.25         11.99
Return on average stockholders' equity (adjusted) (1)              10.97           N.A.          N.A.          N.A.          N.A.
Stockholders' equity to total assets                               15.56          17.54         17.61         17.70          9.71
Interest rate spread                                                3.88           3.80          4.49          4.49          3.82
Net interest margin                                                 4.63           4.58          5.13          4.92          4.27
Operating expense to average assets                                 1.82           1.95          2.10          2.19          1.93
Efficiency ratio                                                   38.81          41.63         40.73         44.36         44.07
Average interest-earning assets to average interest-bearing
 liabilities                                                       1.21x          1.22x         1.24x         1.14x         1.11x

ACTUAL CONTRIBUTIONS TO STOCKHOLDERS'
EQUITY AND RESULTANT CASH EARNINGS DATA (1)
Earnings                                                         $29,258        $23,640       $21,990       $13,261       $10,451
Earnings per share                                                 $3.96          $3.02         $2.65         $0.29          N.A.
Return on average assets                                            2.28%          2.02%         2.00%         1.36%         1.12%
Return on average stockholders' equity                             14.11          11.36         11.03         12.31         11.99
Efficiency ratio                                                   28.83          35.43         35.00         42.01         44.07

ASSET QUALITY RATIOS
Non-performing loans to loans, net                                  0.84%          0.78%         0.76%         1.51%         2.84%
Non-performing assets to total assets                               0.76           0.69          0.69          1.16          2.23
Allowance for loan losses to non-performing loans                  96.90         145.76        158.46         87.79         30.98
Allowance for loan losses to loans, net                             0.82           1.14          1.20          1.32          0.88
Allowance for loan losses to net accumulated
 charge-offs for the past 10 years                                625.00         759.00        783.04        869.42        813.69

REGULATORY CAPITAL RATIOS (BANK ONLY) (6)
Leverage capital ratio                                              9.65%         11.95%        10.66%        14.42%         9.90%
Tier 1 risk-based capital ratio                                    16.19          21.95         22.74         29.03         16.17
Total risk-based capital ratio                                     17.38          23.20         23.99         30.28         17.23
====================================================================================================================================

(1) Absent a non-recurring tax charge of $1.8 million which is expected to be reversed.
(2) The Bank converted to stock form on November 23, 1993; prior periods are not applicable.
(3) Reflects shares issued as a result of a three-for-two stock split on September 30, 1994, a four-for-three stock split on August 22, 1996, and shares repurchased since October 1994.
(4) Represents net income per common share for the period from the conversion on November 23, 1993 to December 31, 1993, as adjusted for a three-for-two stock split on September 30, 1994 and a four-for-three stock split on August 22, 1996.
(5)  Excludes unallocated ESOP shares.
(6) Capital ratios for 1996 and 1994 reflect the transfer of $38.0 million and $34.0 million, respectively, from the Bank to the Company.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

Queens County Bancorp, Inc. (the "Company") was incorporated on July 20, 1993 to serve as the holding company for Queens County Savings Bank (the "Bank"). FDIC-insured through the Bank Insurance Fund, the Bank was the first savings bank to be chartered by the State of New York in Queens County, with a history of service dating back to April 14, 1859.

      Headquartered in the heart of Flushing, New York--the largest community in Queens County--the Bank gathers deposits through a steadily growing branch network, and invests these funds in the origination of residential mortgage loans. While the Bank maintains a single branch in adjoining Nassau County, its presence in Queens has grown to eleven locations, with the addition of three new facilities in the past twelve months. The marketplace for the Bank's mortgage loans extends beyond Queens into Brooklyn and Manhattan, two neighboring boroughs of the City of New York.

      On November 23, 1996, the Company marked its third year as a stock-form institution. In the three years since public trading began on the Nasdaq National Market, the Company has taken several actions to enhance the value of its shares. Dividend payments were introduced in 1994's third quarter and have since increased from $0.0375 to $0.25 per share. On August 22, 1996, the Company's stock was split for the second time since its conversion to stock form and a 33-1/3% stock dividend issued to shareholders at that date. The Company has also maintained a proactive stock repurchase program, with the repurchase of 1,546,601 shares, net of exercised options, between October 1994 and year-end 1996. On January 22, 1997, the Board of Directors announced its single largest share repurchase authorization: one million shares, or 13.1% of the 7,630,103 shares outstanding at December 31st. Shares will be repurchased in open market or negotiated transactions, based on market conditions and the implementation of other corporate strategies.

      Besides the active management of its capital resources, the Company has enhanced its value with solid financial results. Reflecting both its financial strength and the effectiveness of its value enhancements, the closing price of a share of Company stock rose to $47.375 at the end of December, reflecting appreciation of 59.7% since year-end 1995.

      The Company's 1996 financial results are discussed in detail in the pages that follow, and are occasionally accompanied by forward-looking statements with regard to the Company's prospective goals and strategies. Such forward-looking statements are based on management's current expectations regarding a range of issues that may impact the Company's performance in future periods. Factors that could cause future results to vary from current expectations include, but are not limited to, general economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and various other economic, competitive, governmental, regulatory, and technological issues affecting the Company's operations, pricing, products, and services.

Financial Condition

Balance Sheet Summary

The Company recorded total assets of $1.4 billion at December 31, 1996, up $117.8 million, or 9.5%, from the level recorded at December 31, 1995. Asset growth was driven by a $151.1 million, or 15.2%, rise in outstanding mortgage loans to $1.1 billion, reflecting $303.2 million in originations over the twelve-month period. The volume of mortgage loan originations in 1996 was more than double the year-earlier volume of $145.8 million, and included $273.4 million in new multi-family mortgage loans. As a result, the multi-family mortgage loan portfolio grew to $822.4 million, representing a year-to-year increase of $180.8 million, or 28.2%.

      While strengthening its market niche in multi-family mortgage lending, the Company also maintains a portfolio of other mortgage loans. At December 31, 1996, one-to-four family mortgage loans totaled $256.9 million (down $31.6 million from the year-earlier level), while commercial and construction loans rose modestly to $63.5 million and $1.6 million, respectively, at that date. Reflecting management's focus on interest rate sensitive assets, 91.5% of the mortgage loan portfolio at year-end featured adjustable rates.

      Non-performing assets totaled $10.3 million, or 0.76% of total assets, as a $147,000 reduction in foreclosed real estate to $627,000 softened the impact of a $1.9 million increase in non-performing mortgage loans to $9.7 million. Despite the increase, the Company's asset quality remained comfortably solid; no charge-offs were recorded over the year's four quarters, and multi-family mortgage loans continued to perform exceptionally well. On the basis of its historic results, and the current status of its credits, the Company reversed $2.0 million from the allowance for loan losses in the second quarter of 1996. At $9.4 million, the loan loss allowance represented 625.0% of net accumulated charge-offs for the ten years ended December 31, 1996 and 96.90% of non-performing loans at that date.

      Also included in total assets at year-end were $12.3 million in other loans (down $1.6 million from the year-earlier level); securities held to maturity ("securities") of $86.5 million (up $8.5 million); mortgage-backed securities held to maturity ("mortgage-backed securities") of $73.7 million (down $19.1 million); and Federal funds sold of $7.0 million (down $6.7 million). The declines in other loans, mortgage-backed securities, and Federal funds sold reflect management's ongoing practice of deploying most of its funds into higher yielding multi-family mortgage loans.

      The Company's loan growth was funded by a substantial rise in deposits and the increased utilization of Federal Home Loan Bank of New York ("FHLB") borrowings. At year-end 1996, total deposits rose $91.8 million, or 9.8%, to $1.0 billion, fueled by a $105.9 million rise in certificates of deposit ("CDs") to $651.7 million. FHLB borrowings, meanwhile, totaled $81.4 million, signifying an increase of $35.3 million from the year-earlier amount. To enhance its access to funding in times of increased loan production, the Company boosted its FHLB line of credit to $323.3 million in 1996.

      Stockholders' equity totaled $211.4 million, or 15.56% of total assets, as compared to $217.6 million, or 17.54%, at year-end 1995. The reduction reflects the allocation of $28.8 million toward the repurchase of 844,360 shares under the Company's Stock Repurchase Program, which was partly offset by a $13.9 million increase in retained earnings and the addition of $6.5 million relating to the amortization and appreciation of allocated shares in the Company's stock-related benefit plans. Reflecting the share repurchases, book value rose to $31.81 per share at year-end 1996 from $29.93 at year end 1995.

      In the fourth quarter of 1996, the Bank transferred $38.0 million in excess capital to the Company to facilitate the implementation of various value-enhancing strategies. The transfer is reflected in the Bank's year-end regulatory capital levels, which continued to qualify the Bank for categorization as a well classified institution under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA").

Loans

The Company's asset and earnings growth have been mutually fostered by the steady evolution of the Bank's mortgage loan portfolio. At year-end 1996, the balance of outstanding mortgage loans grew $151.1 million to $1.1 billion, representing a 15.2% increase from the $993.2 million recorded at year-end 1995. The increase was driven by originations of $303.2 million, more than double the $145.8 million originated in the prior year.

      The origination of mortgage loans is the Bank's primary business, and the interest income such loans provide, its primary earnings source. As proof of point, mortgage loans represented 84.2% of total assets at the end of December, and generated better than 89% of interest income during 1996.

      The majority of the Bank's loans are secured by multi-family buildings which are located in a market that extends beyond Queens and Nassau into two neighboring boroughs of New York. At year-end 1996, 47.4% of its multi-family mortgage loans were secured by properties in Queens County, while Manhattan and Brooklyn were home to 20.8% and 17.2%, respectively.

       In 1996, the Bank's established niche in the multi-family mortgage market was significantly augmented with originations totaling $273.4 million. As a result, the multi-family mortgage loan portfolio rose $180.8 million, or 28.2%, to $822.4 million, representing 71.9% of mortgage loans outstanding at December 31st.

      Management's increasing emphasis on multi-family mortgage loan origination reflects both the stellar quality of these credits and the higher yields they provide as compared to other loans. At year-end 1996, the portfolio of multi-family mortgage loans was 100% performing. With regard to pricing, the Bank's multi-family mortgage loans are primarily ten-year credits, with a rate that adjusts annually to a point over prime in each of years six through ten. In 1996, the majority of the Bank's multi-family loan originations featured a fixed rate for the first five years of the credit; the balance were originated at rates that are due to step up in each of years two through five. The interest rate on step-up loans may not fall below the rate charged in the third year of the credit, and prepayment penalties range from five points to one over the first five years of the loan.

      By offering loans with higher fixed yields and loans that start low but step upward, the Bank addresses the pricing demands of a competitive real estate market while providing a steadily rising income stream for the coming year. At December 31, 1996, 95.7% of its multi-family mortgage loans were adjustable rate credits, including $425.8 million that are due to step up, regardless of the direction of interest rates, over the next twelve months. Specifically, $148.1 million, $88.0 million, $75.8 million, and $113.9 million in multi-family mortgage loans are scheduled to reprice upward over the four quarters of 1997.

      While multi-family mortgage loans thus remain its primary focus, the Bank also originates one-to-four family mortgage loans. At year-end 1996, one-to-four family mortgage loans represented $256.9 million, or 22.5%, of mortgage loans outstanding, as compared to $288.5 million, or 29.0%, at year-end 1995. The decline in this portfolio reflects amortization and prepayments, tempered by $11.2 million in 1996 originations.

      The majority of the Bank's one-to-four family mortgage loans are originated on a limited documentation basis, in keeping with the preference of its customer base. Such borrowers' applications are approved on the basis of a credit report, a thorough property appraisal, and, when furnished, verification of financial assets. Limited documentation loans are made at higher rates of interest than those providing full documentation and require a higher down payment, thus reducing credit risk.

      To minimize interest rate risk, one-to-four family mortgage loan originations are made at rates that adjust at regularly scheduled intervals of one, two, or three years. At year-end 1996, 81.5% of the portfolio was comprised of adjustable rate credits; the balance represents seasoned loans that were made in the 1970s. While the Bank occasionally originates fixed rate loans to address the demands of its market, such loans have been sold into the secondary market and the servicing rights retained as a source of fee income.

      In addition to loans secured by multi-family properties and one-to-four family homes, the Bank originates a modest number of commercial real estate and construction loans. In 1996, the Bank recorded $17.4 million in commercial real estate mortgage originations and $1.2 million in new construction loans. As a result, the portfolios of commercial and construction loans rose to $63.5 million and $1.6 million, representing increases of $1.4 million and $393,000, respectively, from the year-earlier amounts. In support of management's emphasis on interest rate sensitive assets, all of the Bank's commercial and construction loans feature adjustable rates.

      As a service to its customers, the Bank also offers a range of consumer lending products, reflected on the balance sheet as "other loans." At year-end 1996, such loans amounted to $12.3 million, down $1.6 million from the year-end 1995 level after originations of $638,000. The majority of the Bank's other loans consist of loans on individual cooperative apartment units and home equity loans, totaling $5.8 million and $2.8 million, respectively.

      In 1997, the Company's earnings will again be driven by mortgage loan production, and particularly by the origination of multi-family mortgage loans. While outstanding loan commitments at year-end 1996 totaled $32.4 million, it is the Company's expectation that 1997 originations will outpace the 1996 level, based upon capacity and existing loan demand. This said, it should be noted that the actual volume of loans originated may be adversely impacted by a change in market interest rates, an increase in competition, or a change in the level of loan demand.

=============================================================================================================
LOAN PORTFOLIO ANALYSIS

                                                                  At December 31,
                                     ------------------------------------------------------------------------
                                                 1996                    1995                   1994
                                     ------------------------------------------------------------------------
                                                    Percent                  Percent                  Percent
(dollars in thousands)                   Amount    of Total       Amount    of Total       Amount    of Total
-------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                         $  256,904       22.21%  $  288,470       28.64%    $306,028       32.20%
  Multi-family                          822,364       71.10      641,564       63.70      561,589       59.09
  Commercial real estate                 63,452        5.49       62,003        6.16       66,609        7.01
  Construction                            1,598        0.14        1,205        0.12        2,490        0.26
-------------------------------------------------------------------------------------------------------------
Total mortgage loans                  1,144,318       98.94      993,242       98.62      936,716       98.56
-------------------------------------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment                   5,764        0.50        6,684        0.66        7,238        0.76
  Home equity                             2,819        0.24        3,069        0.31        3,352        0.35
  Passbook savings                          375        0.03          470        0.05          691        0.07
  Student                                    24        --            116        0.01          241        0.03
  Other                                   3,293        0.29        3,522        0.35        2,171        0.23
-------------------------------------------------------------------------------------------------------------
Total other loans                        12,275        1.06       13,861        1.38       13,693        1.44
-------------------------------------------------------------------------------------------------------------
Total loans                           1,156,593      100.00%   1,007,103      100.00%     950,409      100.00%
-------------------------------------------------------------------------------------------------------------
Less: Unearned discounts                     24                       29                       42
      Net deferred loan
        origination fees                  1,058                      912                    1,549
      Allowance for loan losses           9,359                   11,359                   11,268
-------------------------------------------------------------------------------------------------------------
Loans, net                           $1,146,152               $  994,803                 $937,550
=============================================================================================================

Mortgage-Backed Securities Held to Maturity

Underscoring management's policy of deploying the majority of the Company's funds into mortgage loan originations, the balance of mortgage-backed securities declined to $73.7 million at December 31, 1996 from $92.9 million at year-end 1995. The reduction in the portfolio reflects both scheduled repayments and the absence of any new investments in such securities since the first quarter of 1994.

      Comprised of securities that are directly or indirectly insured or guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC") or the Government National Mortgage Association ("GNMA"), the Company's portfolio of mortgage-backed securities had an average maturity of 2.1 years at year-end 1996, as compared to 2.8 years at the prior year-end. In accordance with the Company's long-standing policy, all of its mortgage-backed securities are held to maturity.

      At December 31, 1996, the market value of the Company's mortgage-backed securities equaled $74.2 million, or 100.6% of carrying value, as compared to $93.5 million, or 100.7%, at December 31, 1995.

Securities Held to Maturity and Federal Funds Sold

The Company's asset mix is enhanced by a portfolio of short-term securities and Federal funds sold, designed to maintain liquidity and minimize exposure to interest rate risk. As a matter of policy, all of the Company's securities are classified as "held to maturity;" maturity averaged seven months at year-end 1996.

      At December 31, 1996, securities rose to $86.5 million from $78.0 million at December 31, 1995. Included in the 1996 amount were $67.1 million in U.S. Treasury securities (as compared to $68.1 million, the prior-year level) and $9.0 million in Federal National Mortgage Association ("FNMA") securities. In addition, the Company's securities portfolio held $10.4 million in FHLB stock and $2,000 in FNMA stock. At year-end 1996, the market value of the Company's securities equaled $86.5 million, or 100.0% of carrying value, as compared to $78.2 million, or 100.2% of carrying value, at year-end 1995.

      Federal funds sold totaled $7.0 million, representing a $6.7 million decline from the $13.7 million recorded at the prior year-end.

Sources of Funds

In 1996, funding stemmed primarily from a growing base of deposits, reflecting the expansion of the Bank's branch network and its enhancement through the addition of in-store customer service centers and automated teller machines ("ATMs").

      At December 31, 1996, total deposits rose to $1.0 billion from the year-earlier $932.1 million, representing an increase of $91.8 million or 9.8%. The increase was substantially fueled by a $105.9 million rise in CDs to $651.7 million, representing 63.6% of total deposits and a 19.4% increase from year-end 1995. The growth in CDs reflects a variety of factors, including the stability of market interest rates over the twelve-month period (which encouraged long-term depositors to transfer funds from low-cost savings accounts into higher cost savings products) and the infusion of funds from new customers attracted by added convenience and an extensive media campaign.

      In 1996, the Bank opened a full-service branch in College Point, northwest of Flushing, at a site that had been vacated by a money center bank. In addition to this traditional branch, which was quickly accretive to earnings, the Bank opened two in-store customer service centers within its local marketplace. Each of these sites is located inside a 24-hour Genovese drug store, offering the convenience of ATM transactions and the ability to conduct more complex transactions with the help of customer service personnel.

      Another benefit of the Bank's expansion has been a rise in non-interest-bearing deposits. By opening branch offices at sites vacated by commercial banking institutions, the Bank has been able to attract such deposits from local retailers and others who otherwise might not have thought to maintain their checking accounts with a savings bank. Non-interest-bearing deposits thus rose to $25.0 million at the end of this December, representing an increase of $2.2 million, or 9.7%, from the prior year-end.

      The increases in CDs and non-interest-bearing deposits far exceeded reductions in the year-end balances of savings accounts and NOW and money market accounts. At December 31, 1996, savings accounts totaled $277.8 million, representing a $9.8 million, or 3.4%, decline from the year-earlier level, and 27.1% of deposits overall. NOW and money market accounts, meanwhile, totaled $69.4 million, down $6.6 million, or 8.6%, from the level at year-end 1995.

      To enhance its access to funding in times of heightened loan production, the Bank increased its FHLB line of credit to $323.3 million from $197.8 million at year-end 1995. FHLB borrowings rose to $81.4 million from the year-earlier $46.1 million, corresponding to the significant increase in mortgage loan activity.

      To promote a further infusion of funds, the Bank plans more enhancements to the franchise over the next twelve months. Besides installing ATMs at its main branch in Flushing, the Bank is exploring alternative means of facilitating transactions, including 24-hour banking by phone and via PC. Also being considered is the introduction of alternative investment products, the availability of which would promote income from customer service fees. Management also continues to actively assess opportunities for expansion through the acquisition of other banks or branch offices.

Interest Rate Sensitivity

Given the extent to which changes in market interest rates may influence net interest income, one of management's primary objectives is to manage the Company's interest rate risk by matching the interest rate sensitivity of its assets and liabilities. Interest rate sensitivity is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period of time. This difference, or "gap," provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates.

      A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities; it is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

      In order to enhance the match between the maturities and repricing dates of its interest-earning assets with the maturities and repricing dates of its interest-bearing liabilities, management has emphasized the origination of adjustable rate multi-family and one-to-four family mortgage loans, and has confined its other investments to short-term securities with an average maturity of under one year. On the liability side, management has closely monitored the pricing of its depository products and limited its use of borrowings except when market conditions have been particularly conducive to loan production, as they were in 1996.

      While the majority of multi-family mortgage loans originated in 1996 featured a fixed rate in the first five years of the credit, more than half of the portfolio as a whole features rates that are scheduled to reprice upward in 1997, regardless of the direction of interest rates. Thus, despite the increased use of borrowings and the continuing popularity of higher cost deposits, the cumulative gap between the Bank's interest rate sensitive assets and its interest rate sensitive liabilities repricing within a one-year period was a positive 7.82% at December 31, 1996.

      The accompanying table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at year-end 1996 which, based on certain assumptions, are expected to reprice or mature in each of the time periods shown. Except as stated, the amount of assets and liabilities shown to reprice or mature within a particular time period was determined in accordance with the earlier of (a) the term to repricing or (b) the contractual terms of the asset or liability.

      The Company's interest rate sensitivity analysis, which utilizes the format and assumptions for disclosure for an interest rate sensitivity gap table required by the FDIC and the New York State Banking Department, is based on its historical experience during the six years ending December 31, 1996, and reflects the following decay rates: 11.95% for savings accounts; 14.45% for money market accounts; and 24.50% for NOW accounts. No decay rate has been applied for CD accounts. In addition, management has assumed no prepayments of the Bank's loans. Prepayments and scheduled principal amortization on mortgage loans totaled $151.4 million in the twelve months ended December 31, 1996.

      As the analysis does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income, certain assets and liabilities indicated as repricing within a stated period may, in fact, reprice at different times and rate levels.

====================================================================================================================================
INTEREST RATE SENSITIVITY ANALYSIS
                                                                               At December 31, 1996
                                        --------------------------------------------------------------------------------------------

                                           Three       Four to    More Than    More Than     More Than       More
                                           Months       Twelve   One Year to   Three Years   Five Years      Than
(dollars in thousands)                    or Less       Months   Three Years  to Five Years  to 10 Years   10 Years        Total
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans               $ 196,515     $472,022    $  67,803     $362,741    $  13,354     $  44,158     $1,156,593
  Securities                                35,409       46,003        5,083           --           --            --         86,495
  Mortgage-backed securities(1)              3,848       30,721       39,163           --           --            --         73,732
  Federal funds sold                         7,000           --           --           --           --            --          7,000
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets              242,772      548,746      112,049      362,741       13,354        44,158      1,323,820
------------------------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts and
      deferred fees                            448          569           65           --           --            --          1,082
------------------------------------------------------------------------------------------------------------------------------------
Net interest-earning assets                242,324      548,177      111,984      362,741       13,354        44,158      1,322,738
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                           8,299       24,153       29,317       25,814       22,729       167,472        277,784
  NOW and Super NOW accounts                 1,116        3,142        3,420        2,582        1,949         6,007         18,216
  Money market accounts                      1,851        7,135        6,104        5,222        4,467        26,448         51,227
  Certificates of deposit                  221,206      335,935       74,198       11,299        9,023            44        651,705
  FHLB borrowings                           46,393       35,000           --           --           --            --         81,393
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities         278,865      405,365      113,039       44,917       38,168       199,971      1,080,325
------------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap per period      $ (36,541)    $142,812    $  (1,055)    $317,824    $ (24,814)    $(155,813)    $  242,413
====================================================================================================================================
Cumulative interest sensitivity gap      $ (36,541)    $106,271    $ 105,216     $423,040    $ 398,226     $ 242,413
====================================================================================================================================
Cumulative interest sensitivity gap
  as a percentage of total assets            (2.69)%       7.82%        7.74%       31.14%       29.31%        17.84%
Cumulative net interest-earning
  assets as a percentage of net
 interest-bearing liabilities                86.90       115.53       113.20       150.23       145.23        122.44
====================================================================================================================================

(1) Based upon historical repayment experience.

Asset Quality

The Company's reputation as a quality institution stems, in part, from the caliber of its loan portfolio. In 1996, that reputation was maintained with the absence of any charge-offs (extending a record that began in 1995's third quarter) and the stellar performance of the Company's multi-family mortgage loans despite three years of dramatic growth.

      With the exception of two commercial real estate loans, the Company's non-performing loans were secured by one-to-four family homes, primarily located within the borough of Queens. Non-performing loans totaled $9.7 million, or 0.84% of loans, net, at the end of December, as compared to $8.5 million, or 0.77%, at the close of the trailing quarter and $7.8 million, or 0.78%, at year-end 1995. Included in the current year-end amount were 42 non-accrual loans totaling $6.9 million and 49 loans delinquent 90 days or more of $2.8 million.

      The increase in non-performing loans was tempered by a decline in foreclosed real estate to $627,000, from $972,000 and $774,000, respectively, at September 30, 1996 and December 31, 1995. Included in the year-end 1996 amount were four residential properties, all of which are being actively marketed for sale by the Bank.

      At year-end 1996, non-performing assets thus totaled $10.3 million, representing 0.76% of total assets at that date. By comparison, non-performing assets equaled $9.5 million, or 0.72% of total assets, at the close of the trailing quarter and $8.6 million, or 0.69% of total assets, at the previous year-end.

      The Company also recorded $909,000 in real estate held for investment (reflected in "other assets"), consisting of nine residential properties at year-end 1996. Each of these properties has been profitably rented, generating an average rate of return of 8.00% to the Bank.

      While the dollar amounts and ratios reflect an increase in non-performers, the Company's actual loss experience underscores the portfolio's basic strength. In the six months preceding the eighteen-month run without a single charge-off, the Company recorded charge-offs of only $59,000, net. In the ten years ending December 31, 1996, net charge-offs totaled $1.4 million, representing an average of $140,000 per year.

      The Company's consistent ability to sustain such a record stems from the conservative underwriting standards it maintains. The decision to approve a loan is based on several factors that extend beyond the quality of the borrower's credit report. In the case of multi-family mortgage loans, management looks at the appraised value of the property that collateralizes the credit, as well as the property's ability to provide a consistent income stream. The condition of the property is yet another key component; each multi-family building is inspected from rooftop to basement by a member of the Board of Director's Real Estate and Mortgage Committee, together with a member of the senior management team. In the case of limited documentation loans on one-to-four family homes, approval depends on a thorough property appraisal and the verification of financial assets, when available.

      Credit risk is also addressed by placing limitations on the amount of credit granted to a borrower. While the Bank will lend up to 75% of appraised value on multi-family properties and one-to-four family homes, the more typical loan-to-value ratio is 50% to 60%. Exposure to risk is further reduced by making loans within its local market, primarily through brokers with whom the Bank has an established rapport.

      The careful attention given a loan throughout the approval process is replicated in the attention given once a loan has closed. While problem loans have been minimal, the Bank has set procedures to ensure that problems, when they occur, are quickly identified and addressed. In the case of multi-family mortgage loans, personal contact is made with the borrower within 20 days of non-payment; in the case of one-to-four family mortgage loans, contact is made within 30 days.

      Regardless of the efforts made to originate quality credits, there are no guarantees that the portfolio's current performance can be indefinitely sustained. Changes in the economy and local real estate values, as well as personal circumstances, can impact a borrower's ability to pay. To further minimize credit risk, the Company has established an allowance for loan losses that represented 96.90% of non-performing loans at year-end 1996. For further details regarding the extensive coverage provided, see the asset quality analysis that follows and the discussion of the loan loss provision that begins on page 20.

=============================================================================================================
ASSET QUALITY ANALYSIS
                                                                At or For the Year Ended December 31,
                                                     --------------------------------------------------------
(dollars in thousands)                                   1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year                       $ 11,359    $ 11,268    $ 10,320    $  6,062    $  3,362
  Loan charge-offs                                       --           (59)       (438)       (442)       (458)
  Loan recoveries                                        --          --           186        --          --
-------------------------------------------------------------------------------------------------------------
  Net charge-offs                                        --           (59)       (252)       (442)       (458)
  (Reversal of) provision for loan losses              (2,000)        150       1,200       4,700       3,158
-------------------------------------------------------------------------------------------------------------
Balance at end of year                               $  9,359    $ 11,359    $ 11,268    $ 10,320    $  6,062
=============================================================================================================
NON-PERFORMING ASSETS AT YEAR-END:
  Non-accrual mortgage loans                         $  6,861    $  4,929    $  5,437    $  7,417    $  8,653
  Loans 90 days or more delinquent and
   still accruing interest                              2,798       2,864       1,674       2,329       8,106
  Commercial real estate loans pending foreclosure       --          --          --         2,009       2,806
-------------------------------------------------------------------------------------------------------------
Total non-performing loans                              9,659       7,793       7,111      11,755      19,565
-------------------------------------------------------------------------------------------------------------
Foreclosed real estate                                    627         774         975         884       1,647
-------------------------------------------------------------------------------------------------------------
Total non-performing assets                          $ 10,286    $  8,567    $  8,086    $ 12,639    $ 21,212
=============================================================================================================
RATIOS:
  Non-performing loans to loans, net                     0.84%       0.78%       0.76%       1.51%       2.84%
  Non-performing assets to total assets                  0.76        0.69        0.69        1.16        2.23
  Allowance for loan losses to non-performing loans     96.90      145.76      158.46       87.79       30.98
  Allowance for loan losses to loans, net                0.82        1.14        1.20        1.32        0.88
  Allowance for loan losses to net accumulated
   charge-offs for the past 10 years                   625.00      759.00      783.04      869.42      813.69
=============================================================================================================

Liquidity and Capital Position

Liquidity

To ensure that its liquid resources are sufficient to fund its operations and obligations, and while fulfilling the minimum requirements of the Federal Reserve Board, the Company maintains a portfolio of highly liquid money market investments in the form of Federal funds sold and short-term securities in the form of U.S. Treasury and FNMA securities.

      Federal funds sold, together with cash and due from banks, are the Company's most liquid assets, and collectively totaled $21.0 million at December 31, 1996. The combined balance exceeded the minimum Federal liquidity requirements, despite a decline from $39.0 million at year-end 1995. In addition, U.S. Treasury and FNMA securities totaled $76.1 million; at year-end 1995, by comparison, the Company had $68.1 million in U.S. Treasuries.

      The level of liquid assets is a function of the Bank's operating, financing, and investing activities, and may also be impacted by such external factors as general economic conditions, the current interest rate environment, competition for loans and deposits, and mortgage loan demand.

      In the years ending December 31, 1996 and 1995, the net cash provided by operating activities totaled $28.8 million and $29.9 million, respectively. Included in the 1996 amount was a $1.1 million decrease in official checks outstanding (versus a year-earlier increase of $10.6 million) and a $3.0 million decrease in other assets (versus a $6.2 million increase).

      The net cash used in investing activities rose to $140.8 million in 1996 from $43.5 million in 1995. The $97.3 million difference stemmed from a $150.6 million net increase in loans outstanding (as compared to a net increase of $60.5 million in the year-earlier period) and from a $38.5 million increase in the amount of funds invested in the purchase of securities to $96.0 million from $57.5 million.

      The net cash provided by financing activities, meanwhile, rose to $94.1 million from $40.6 million in 1995. The $53.5 million increase primarily reflects a $35.3 million net increase in FHLB borrowings (versus a net decrease of $37.2 million in the year-earlier period) and the allocation of $25.6 million, substantially for the repurchase of Company stock (as compared to $9.4 million in the prior year).

       In the twelve months ended December 31, 1996, funding for the Company's investments stemmed primarily from deposits and, secondarily, from advances against its $323.3 million line of credit with the FHLB. Funds were also available through two additional lines of credit, including an $8.8 million line with the Federal Reserve Bank of New York and a $10.0 million line with a money center bank. Still additional funding was derived from loan principal and interest payments and proceeds from maturing U.S. Treasury securities and mortgage-backed securities totaling $257.5 million. In 1997, the total amount of funds from these additional sources is expected to equal approximately $450.0 million.

      The funding provided to the Bank by its base of deposits partly reflects its success in retaining maturing CDs. In 1996, 88.3% of maturing CDs were, in fact, rolled over, consistent with the Bank's recent history. It is management's expectation that a comparable percentage of the $557.1 million in CDs scheduled to mature in 1997 will once again be retained by the Bank. Thus, the Company's cash flows and funding sources are believed to be more than sufficient to support its continued asset growth.

Capital Position

The Company's capacity to grow its assets and earnings stems, in part, from the significance of its capital strength. At December 31, 1996, stockholders' equity totaled $211.4 million, representing 15.56% of total assets and a book value of $31.81 per share. By comparison, stockholders' equity at December 31, 1995 totaled $217.6 million, or 17.54% of total assets, equivalent to a book value of $29.93. The 1996 and 1995 book value calculations are based on 6,645,716 shares and 7,271,561 shares, respectively, reflecting the exclusion of 984,387 and 1,120,839 in unallocated ESOP shares from 7,630,103 and 8,392,400 shares outstanding at year-end 1996 and 1995.

      To enhance the value of its shares, the Company has productively managed its capital resources by authorizing a series of stock repurchases since October 1994. In 1996, the Company allocated $28.8 million for the repurchase of 844,360 shares on the open market or in negotiated transactions, contributing to the decrease in stockholders' equity at year-end 1996. The impact of this allocation was partially offset by a $13.9 million increase in retained earnings to $154.9 million (based on net income of $20.9 million less $7.0 million in dividends paid and options exercised), and by the addition of $6.5 million stemming from the amortization and appreciation of allocated shares in the Company's Employee Stock Ownership Plan ("ESOP") and Recognition and Retention Plans ("RRPs"). The $6.5 million add-back to capital, which contributed $0.98 to 1996 book value, is more fully explained in the operating expense discussion which begins on page 21 of this report.

      To further support the Company's goal of enhancing shareholder value, the Bank transferred $38.0 million of its excess capital to the Company in the fourth quarter of 1996. While the transfer resulted in a reduction in year-end 1996 regulatory capital levels, the Bank's capital strength is such that it continued to qualify for classification as a well capitalized institution and to significantly exceed the minimum Federal capital requirements.

      As defined under FDICIA, a well capitalized institution has a ratio of leverage capital to adjusted total assets of 5.00% or more; a ratio of Tier 1 risk-based capital to risk-weighted assets of 6.00% or more; and a ratio of total risk-based capital to risk-weighted assets of 10.00% or more. The minimum Federal requirements for leverage, Tier 1 risk-based, and total risk-based capital are 3.00%, 4.00%, and 8.00%, respectively.

      At December 31, 1996, the Bank's leverage capital totaled $127.7 million, or 9.65% of adjusted average assets, while its Tier 1 and total risk-based capital equaled $127.7 million and $137.0 million, or 16.19% and 17.38% of risk-weighted assets, respectively. At December 31, 1995, the Bank's leverage capital amounted to $141.5 million, or 11.95% of adjusted average assets, while its Tier 1 and total risk-based capital equaled $141.5 million and $149.5 million, representing 21.95% and 23.20% of risk-weighted assets, respectively.

Results of Operations

Earnings Summary

1996 and 1995 Comparison:

In 1996, the Company recorded earnings of $20.9 million, or $2.83 per share, including a non-recurring income tax charge of $1.8 million. Absent this charge, which is expected to be reversed, the Company's adjusted 1996 earnings equaled $22.7 million, or $3.07 per share, as compared to earnings of $20.2 million, or $2.58 per share, in 1995. In addition to a 19.0% increase in earnings per share, the comparison of 1996 adjusted earnings and 1995 reported earnings reflects a 5-basis point increase in ROA to 1.77% and a 127-basis point improvement in ROE to 10.97%. On the basis of reported earnings, the Company's 1996 ROA and ROE amounted to 1.63% and 10.10%.

      Absent the non-recurring charge, the Company's 1996 adjusted earnings reflect a significant rise in net interest income, driven by a dramatic increase in mortgage loan production and the higher yields provided by a growing loan portfolio. Net interest income rose to $57.5 million from the year-earlier $51.9 million, as the Company's interest rate spread and net interest margin widened to 3.88% and 4.63%, respectively.

      Earnings were further boosted by the year-long suspension of the provision for loan losses and the reversal of $2.0 million from the loan loss allowance in the second quarter of the year. Together, the $5.6 million rise in net interest income and the $2.0 million reversal exceeded the impact of a $588,000 reduction in other operating income, a $400,000 increase in operating expense, and a $6.0 million increase in income tax expense.

      Specifically, other operating income declined to $2.4 million, reflecting the Company's recognition of $1.3 million in interest earned on Federal income tax recoveries in the prior year. The reduction in this line item was partly offset by the recovery of $420,000 from the reserve for possible Nationar-related losses and a $176,000 increase in customer service fees to $1.6 million in 1996.

      Operating expense, meanwhile, totaled $23.3 million, as compared to $22.9 million in 1995. The modest increase reflects a $998,000 reduction in the FDIC insurance premium and a $1.5 million decline in other operating expense, offset by increases in the remaining components of operating expense. Primary among these was a $2.5 million rise in compensation and benefits expense to $16.2 million, largely reflecting the normal amortization of expense connected with the Company's RRP and ESOP, and the 59.7% price appreciation of allocated shares held in such plans in 1996. The expense generated by this appreciation, together with the normal amortization, equaled $5.4 million; when added to $1.1 million in related tax benefits, these charges represented actual cash earnings of $6.5 million, equivalent to $0.89 in cash earnings per share for the year.

      Reflecting the $1.8 million tax charge, income tax expense rose to $17.8 million in 1996 from $11.7 million in 1995. In addition to the non-recurring charge, the increase includes $830,000 in expense stemming from the elimination of the percentage-of-income tax bad-debt deduction for Federal income tax purposes, and an increase in pre-tax income to $38.7 million from $31.9 million in 1995.

1995 and 1994 Comparison:

In 1995, net income rose to $20.2 million from $18.8 million, the year-earlier level, representing a 13.5% increase in earnings per share to $2.58 from $2.27. These increases were accompanied by a rise in ROA to 1.72% from 1.71% in the prior twelve-month period, and a rise in ROE to 9.70% from 9.40%.

      The growth in 1995 earnings was achieved despite the impact of the Nationar seizure, which resulted in the Company charging $1.3 million against earnings in 1995 and sacrificing an estimated $384,000 in foregone income for the year. The uncommon expense created by Nationar was offset by the recognition of $1.3 million in Federal income tax recoveries in 1995's second quarter, which boosted other operating income to $3.0 million from the $2.0 million recorded in 1994.

      1995 earnings were also fueled by a $1.1 million decline in the provision for loan losses, reflecting both the quality of the Company's assets and the coverage provided by its loan loss allowance over the course of the year. With additions to the provision at first reduced and, in later quarters, suspended, the 1995 provision fell to $150,000 from $1.2 million in 1994.

      Despite the rise in operating expense that stemmed from the Nationar-related charges, total operating expense declined $176,000 to $22.9 million, or 1.95% of average assets, from $23.0 million, or 2.10% of average assets, in 1994. The decrease in operating expense primarily stemmed from a $946,000 reduction in the FDIC insurance premium, reflecting the FDIC's decision to cut the premium rate to $0.04 per $100 of deposits, effective October 1, 1995.

      These improvements were accompanied by a $1.9 million reduction in income tax expense to $11.7 million, resulting from a decline in pre-tax income, tax refunds not previously received or recognized, and the Company's maximal usage of the tax bad-debt reserve benefit in accordance with then-current tax laws.

      Net interest income continued to be the primary source of earnings, totaling $51.9 million in 1995 and $54.6 million in 1994. While higher short-term interest rates resulted in narrower spreads and margins during the year's first three quarters, this negative trend was reversed in the fourth quarter of the year.

Interest Income

The Company's interest income is generated by a steadily growing portfolio of high-quality interest-earning assets, primarily comprised of multi-family mortgage loans with scheduled rate adjustments, and, to a lesser extent, of adjustable rate mortgage loans on one-to-four family homes. Additional interest income stems from the

Company's portfolios of commercial real estate and construction loans, short-term securities and Federal funds sold, and mortgage-backed securities.

      The level of interest income in any given period depends upon several factors, including the composition and respective dollar amounts of the Company's interest-earning assets, the yields on said assets, and the current level of market interest rates.

1996 and 1995 Comparison:

In 1996, interest income rose $10.8 million, or 11.8%, to $102.3 million, reflecting a $110.6 million, or 9.8%, rise in average interest-earning assets to $1.2 billion, and a 15-basis point rise in the yield on these assets to 8.23%. These increases were substantially buoyed by a 108.0% increase in mortgage loan originations to $303.2 million and the higher yields provided by the Company's loan portfolio.

      Specifically, the average balance of mortgage and other loans rose $120.9 million to $1.1 billion (equivalent to 86.1% of average interest-earning assets), while the yield on said assets grew 17 basis points to 8.60%. As a result, the interest income provided by mortgage and other loans climbed to $92.0 million, representing a $12.0 million, or 14.9%, increase from the 1995 level, and a significant 89.9% of total interest income for the year.

      The substantial interest income provided by these interest-earning assets was supplemented by the interest income generated by the Company's investments in securities, Federal funds sold, and mortgage-backed securities.

      Securities generated $4.3 million in interest income, down $508,000 from the prior-year level, reflecting a $1.2 million reduction in the average balance to $74.3 million and a 57-basis point drop in the average yield to 5.80%. At $74.3 million, average securities represented 6.0% of average interest-earning assets and generated 4.2% of total interest income in 1996.

      Mortgage-backed securities furnished $5.3 million in 1996 interest income, down from $6.3 million in the prior year. The 16.3% decrease stemmed from a $16.4 million reduction in the average balance to $84.4 million, accompanied by a one-basis point decline in the average yield to 6.22%. The average balance of mortgage-backed securities represented 6.8% of 1996 average interest-earning assets and contributed 5.1% of interest income for the year.

      The balance of the Company's interest income was provided by Federal funds sold, which averaged $13.9 million in 1996 and $6.6 million in 1995. The $7.3 million increase offset a 58-basis point drop in the average yield to 5.25% to produce $727,000 in 1996 interest income, up $344,000 from the prior-year amount.

1995 and 1994 Comparison:

In 1995, interest income rose 10.2% to $91.5 million, from $83.1 million in 1994. The $8.5 million increase was driven by a $68.9 million rise in average interest-earning assets to $1.1 billion, and by a 27-basis point increase in the yield on these assets to 8.08%.

      In 1995, as in 1994, the interest income derived from mortgage and other loans was the primary source of interest income, representing 87.5% and 85.5% of the total, respectively, during the two years. The interest income derived from loans totaled $80.1 million, representing a $9.1 million, or 12.7%, rise from $71.0 million in 1994. This increase stemmed primarily from a $97.4 million, or 11.4%, jump in the average balance of mortgage and other loans to $949.6 million and a 9-basis point rise in the yield on these assets to 8.43%. In 1995, average mortgage and other loans represented 83.9% of average interest-earning assets, up from 80.1% in the prior year.

      Securities contributed $4.8 million to 1995 interest income, up $413,000, or 9.4%, from $4.4 million in 1994. The increase reflects a 56-basis point rise in the average yield to 6.37% from the year-earlier level, offsetting a $228,000 decline in the average balance to $75.6 million. Average securities represented 6.7% of average interest-earning assets, down from 7.1%, the year-earlier percentage, and 5.3% of interest income, consistent with the prior year.

      Mortgage-backed securities generated $6.3 million in interest income, representing 6.9% of the 1995 total and a $658,000, or 9.5%, decrease from the level recorded in 1994. The decline was the net result of a $16.3 million, or 13.9%, reduction in the average balance to $100.8 million, and a 31-basis point increase in the yield to 6.23%. In 1995, mortgage-backed securities represented 8.9% of average interest-earning assets, down from 11.0% in the prior year.

      Average Federal funds sold provided a modest level of interest income, declining $319,000 to $383,000 in 1995. The reduction stemmed from a $12.0 million drop in the average balance to $6.6 million, which tempered a 205-basis point increase in their yield to 5.83%.

Interest Expense

The Company's interest expense stems primarily from interest-bearing deposits, substantially comprised of CDs and savings accounts, and, to a lesser extent, from NOW and money market accounts. Additional interest expense stems from the Company's FHLB borrowings, the level of which may vary depending upon loan demand and production, and from mortgagors' escrow accounts.

      The level of interest expense depends on a combination of factors, including the composition, pricing, and the respective dollar amounts of the Company's interest-bearing liabilities; competition for deposits; and market interest rates. In pricing deposits, management strikes a balance between the need to maintain and attract such sources of funding, and the desire to limit the Company's exposure to interest rate risk.

1996 and 1995 Comparison:

In 1996, the Company recorded interest expense of $44.8 million, as compared to $39.6 million in 1995. The $5.2 million increase stemmed from a $103.7 million rise in average interest-bearing liabilities to $1.0 billion, accompanied by a 7-basis point rise in the average cost to 4.35%. The interest rate environment in 1996 was relatively stable, with only one adjustment made by the Federal Reserve Board, early in the year. In January 1996, the Federal Reserve Board reduced the Federal Funds rate 25 basis points to 5.25%--where it still remains at this writing--a level that maintained the popularity of higher cost savings products and the appeal of FHLB borrowings as a supplemental funding source.

      CDs generated $32.5 million in interest expense in the twelve-month period, up $4.9 million, or 17.8%, from the level recorded in 1995. The increase reflects a $98.7 million, or 19.8%, rise in the average balance to $598.0 million, tempered by a 9-basis point drop in the average cost to 5.44%. In 1996, average CDs represented 58.0% of average interest-bearing liabilities, and generated 72.6% of the year's interest expense.

      The increasing concentration of CDs in the mix of interest-bearing deposits reflects the continuation of a trend that began when short-term rates started rising in 1995. In addition to new deposits attracted through the Bank's expanded franchise, the growth in CDs reflects the transfer of funds from its long-term customers' savings accounts. In 1996, savings accounts contributed $6.8 million in interest expense, down $564,000 from the prior-year level, as the average balance fell $13.4 million to $282.1 million, accompanied by a 9-basis point drop in the average cost to 2.39%. The average balance of savings accounts represented 27.4% of average interest-bearing liabilities in the current twelve-month period and generated 15.1% of interest expense.

      NOW and money market accounts provided $2.0 million in interest expense, down $302,000 from the prior-year level, reflecting a $4.5 million drop in the average balance to $73.6 million, and a 22-basis point decline in the average cost to 2.77%. Average NOW and money market accounts represented 7.1% of average interest-bearing liabilities and contributed 4.6% of total interest expense in 1996.

      To supplement the funding provided by its growing base of deposits, the Company accessed its line of credit with the FHLB throughout the year. In 1996, FHLB borrowings averaged $61.2 million, representing a $25.2 million increase from the year-earlier level and 5.9% of average interest-bearing liabilities. While the higher average balance was somewhat offset by a 63-basis point reduction in the average cost of these funds to 5.59%, the interest expense derived from FHLB borrowings rose $1.2 million to $3.4 million, representing 7.6% of interest expense for the year.

      In 1996, mortgagors' escrow generated interest expense of $39,000, down from $115,000 in 1995. The decrease reflects a $2.3 million decline in the average balance to $15.3 million, supported by a 0.40-basis point drop in the average cost to 0.26%.

1995 and 1994 Comparison:

The Company recorded 1995 interest expense of $39.6 million, up $11.1 million from $28.5 million in 1994. The 39.3% increase stemmed from a $69.4 million rise in average interest-bearing liabilities to $926.4 million and a 96-basis point increase in the cost of these funds to 4.28%.

      These increases stemmed, in turn, from a $126.5 million rise in the average balance of CDs to $499.3 million and a 124-basis point increase in their average cost to 5.53%. As a result, the interest expense derived from CDs rose $11.6 million, or 72.8%, to $27.6 million, representing 69.7% of total interest expense in 1995, up from 56.2% in 1994. The average balance of CDs represented 53.9% of average interest-bearing liabilities in 1995, as compared to 43.5% in the prior year.

      The average balance of savings accounts diminished as the Bank's medium- and long-term CDs gained in popularity. The interest expense produced by average savings accounts declined $720,000 to $7.3 million, representing 18.5% of total interest expense incurred in 1995, down from $8.0 million, or 28.3%, in 1994. This decline was the net result of a $44.8 million, or 13.2%, decrease in average savings accounts to $295.4 million and a 12-basis point increase in their average cost to 2.48%.

      NOW and money market accounts contributed $2.3 million to total interest expense, down $225,000, or 9.8%, from $2.6 million in 1994. This decline was the consequence of a $16.3 million, or 17.2%, drop in the average balance, which offset a 24-basis point rise in the average cost to 2.99%. Average NOW and money market accounts represented 8.4% of 1995 interest-bearing liabilities, down from 11.0% in the prior year. Similarly, the interest expense produced by NOW and money market accounts declined to 5.9% of the 1995 total, as compared to 9.1% in 1994.

      Average FHLB borrowings contributed $2.2 million to interest expense, or 5.6% of the total, having risen $499,000, or 28.7%, from $1.7 million in 1994. The rise in interest expense derived from FHLB advances reflects a $2.3 million increase in their average balance to $36.0 million and a 105-basis point increase in their average cost to 6.22%. Average borrowings represented 3.9% of average interest-bearing liabilities in both 1995 and 1994.

      Mortgagors' escrow produced a modest $115,000 in interest expense, up a nominal $14,000 from the level in 1994. The rise in interest expense provided by mortgagors' escrow stemmed from a $1.7 million, or 10.4%, rise in the average balance to $17.5 million and an increase of two basis points in the average cost to 0.66%.

====================================================================================================================================
NET INTEREST INCOME ANALYSIS
                                                                  For the Years Ended December 31,
                                ----------------------------------------------------------------------------------------------------
                                               1996                             1995                             1994
                                ----------------------------------------------------------------------------------------------------
                                                        Average                          Average                            Average
                                  Average                Yield/    Average                Yield/    Average                  Yield/
(dollars in thousands)            Balance    Interest     Cost     Balance    Interest     Cost     Balance    Interest      Cost
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning Assets:
  Mortgage and
   other loans, net             $1,070,454    $ 92,017    8.60%  $  949,585     $80,067    8.43%  $  852,172     $71,032     8.34%
  Securities                        74,328       4,308    5.80       75,558       4,816    6.37       75,786       4,403     5.81
  Mortgage-backed
   securities                       84,438       5,252    6.22      100,806       6,276    6.23      117,060       6,934     5.92
  Federal funds sold                13,851         727    5.25        6,569         383    5.83       18,576         702     3.78
------------------------------------------------------------------------------------------------------------------------------------
  Total interest-
   earning assets                1,243,071     102,304    8.23%   1,132,518      91,542    8.08%   1,063,594      83,071     7.81%
  Non-interest-
   earning assets                   38,980                           40,070                           35,994
------------------------------------------------------------------------------------------------------------------------------------
Total assets                    $1,282,051    $102,304           $1,172,588     $91,542           $1,099,588     $83,071
====================================================================================================================================
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing Liabilities:
  NOW and money
   market accounts              $   73,641    $  2,039    2.77%  $   78,170     $ 2,341    2.99%  $   94,459     $ 2,596     2.75%
  Savings accounts                 282,064       6,754    2.39      295,422       7,318    2.48      340,225       8,038     2.36
  Certificates of deposit          597,963      32,533    5.44      499,308      27,624    5.53      372,831      15,984     4.29
  FHLB borrowings                   61,191       3,419    5.59       35,965       2,236    6.22       33,630       1,737     5.17
  Mortgagors' escrow                15,256          39    0.26       17,545         115    0.66       15,893         101     0.64
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
 liabilities                     1,030,115      44,784    4.35%     926,410      39,634    4.28%     857,038      28,456     3.32%
Non-interest-bearing
 deposits                           23,215                           20,275                           17,823
Other liabilities                   21,361                           17,841                           25,335
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                1,074,691                          964,526                          900,196
Stockholders' equity               207,360                          208,062                          199,392
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
 stockholders' equity           $1,282,051                       $1,172,588                       $1,099,588
====================================================================================================================================
Net interest income/
 interest rate spread                         $ 57,520    3.88%                 $51,908    3.80%                 $54,615     4.49%
Net interest-earning
 assets/net interest
 margin                         $  212,956                4.63   $  206,108                4.58   $  206,556                 5.13
Ratio of interest-
 earning assets to
 interest-bearing
 liabilities                                              1.21x                            1.22x                             1.24x
===================================================================================================================================

================================================================================
RATE/VOLUME ANALYSIS


The following table presents changes in interest and dividend income, and in interest expense, attributable to (i) changes in volume (change in average balance or volume multiplied by prior-year rate); (ii) changes in rate (change in average rate multiplied by prior-year volume); and (iii) the combined effect of changes in average rate and in average volume.

                                         Year Ended                        Year Ended                           Year Ended
                                      December 31, 1996                 December 31, 1995                   December 31, 1994
                                         Compared to                      Compared to                          Compared to
                                         Year Ended                        Year Ended                           Year Ended
                                      December 31, 1995                 December 31, 1994                   December 31, 1993
                                ----------------------------------------------------------------------------------------------------
                                     Increase/(Decrease)               Increase/(Decrease)                 Increase/(Decrease)
                                ----------------------------------------------------------------------------------------------------
                                                Due                              Due                                 Due
(in thousands)                    Volume    to Rate       Net      Volume    to Rate        Net      Volume      to Rate        Net
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and
    other loans, net             $10,395    $ 1,555    $11,950     $ 8,212    $   823    $ 9,035     $12,816     $(3,317)   $ 9,499
  Securities                         (71)      (437)      (508)        (15)       428        413      (1,402)         60     (1,342)
  Mortgage-backed securities      (1,018)        (6)    (1,024)     (1,013)       355       (658)        655        (458)       197
  Federal funds sold                 382        (38)       344        (700)       381       (319)       (789)        368       (421)
------------------------------------------------------------------------------------------------------------------------------------
Total                              9,688      1,074     10,762       6,484      1,987      8,471      11,280      (3,347)     7,933
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money
   market accounts                  (125)      (177)      (302)       (487)       232       (255)       (344)       (114)      (458)
  Savings accounts                  (319)      (245)      (564)     (1,111)       391       (720)       (147)     (1,234)    (1,381)
  Certificates of deposit          5,367       (458)     4,909       6,994      4,646     11,640         492        (678)      (186)
  FHLB borrowings                  1,410       (227)     1,183         145        354        499       1,739          (2)     1,737
  Mortgagors' escrow                  (6)       (70)       (76)         11          3         14          12         (15)        (3)
------------------------------------------------------------------------------------------------------------------------------------
Total                              6,327     (1,177)     5,150       5,552      5,626     11,178       1,752      (2,043)      (291)
------------------------------------------------------------------------------------------------------------------------------------
Net change in interest income    $ 3,361    $ 2,251    $ 5,612     $   932    $(3,639)   $(2,707)    $ 9,528     $(1,304)   $ 8,224
====================================================================================================================================

Net Interest Income

Net interest income is the Company's principal source of income. Its level is affected significantly by the volume of the Company's interest-earning assets and interest-bearing liabilities, and by the spread between the yield on such assets and the cost of such liabilities. These factors are, in turn, affected by the concentration and pricing of the Company's interest rate sensitive assets, the composition and pricing of its deposits, current economic conditions, and the monetary policy of the Federal Reserve Board.

1996 and 1995 Comparison:

Fueled by the growing average balance of interest-earning assets, and by the year-long increase in their average yield, net interest income rose $5.6 million, or 10.8%, to $57.5 million in 1996 from $51.9 million in 1995.

      While asset growth was substantially funded by CDs and FHLB borrowings, the volume of mortgage loan originations more than offset the impact of the higher costs involved. As a result, the Company recorded improvements in both its interest rate spread and net interest margin: in 1996, the Company's interest rate spread rose 8 basis points to 3.88% from the year-earlier level, while its net interest margin rose 5 basis points to 4.63%.

      Looking forward, the Company anticipates that net interest income will continue to trend upward, driven by the origination of higher yielding multi-family mortgage loans. However, the Bank's ability to generate mortgage loans could be compromised by a change in market interest rates or increased competition, either of which could adversely affect the level of loan demand. In addition, a rise in market interest rates or competition for deposits could impact the Company's cost of funds. While higher cost liabilities would likely pressure spreads and margins, management believes that the degree of compression would be tempered by the benefit of growing the mortgage loan portfolio.

1995 and 1994 Comparison:

In 1995, the Company recorded net interest income of $51.9 million, as compared to $54.6 million in 1994. The reduction stemmed from a 69-basis point drop in the interest rate spread to 3.80% from 4.49%, the year-earlier level, reflecting the higher short-term interest rates that prevailed from January through November 1995. Net interest margin similarly declined, as compared to the prior-year level, to 4.58% from 5.13%. The pressure imposed by higher short-term rates began to wane in the fourth quarter, when the Federal funds rate was reduced by 25 basis points to 5.50%.

Provision for Loan Losses

The provision for loan losses is based on management's periodic assessment of the allowance for loan losses which, in turn, is based on such interrelated factors as the composition of the loan portfolio and its inherent risk character-istics; the level of non-performing loans and charge-offs, both current and historic; local economic conditions; the direction of real estate values; and current trends in regulatory supervision.

1996 and 1995 Comparison:

In 1996, the Company reversed $2.0 million from the allowance for loan losses and suspended the provision for loan losses in each quarter of the year. In the absence of any charge-offs, the reversal reduced the loan loss allowance to $9.4 million, representing 96.90% of non-performing loans of $9.7 million, and 0.82% of loans, net, at December 31st. In 1995, the Company recorded loan loss provisions of $150,000, contributing to an allowance for loan losses of $11.4 million at year-end. The 1995 allowance was net of charge-offs of $59,000, and represented 145.76% of non-performing loans totaling $7.8 million and 1.14% of loans, net.

      The 1996 reversal and the suspension of the loan loss provision reflect the fundamental soundness of the Company's loan portfolio. While non-performing loans were up from the year-earlier level, the increase was overshadowed by the absence of any charge-offs for six consecutive quarters and the fully performing status of the multi-family mortgage loan portfolio at December 31st.

      The extent of the coverage provided by the current loan loss allowance is especially substantial when viewed against the level of actual losses sustained since year-end 1986. In the ten years ended December 31, 1996, accumulated net charge-offs totaled $1.4 million, averaging a nominal $140,000 per year. The ratio of the $9.4 million allowance for loan losses to these accumulated net charge-offs equates to 625.0%.

      Given the relationship between the allowance and actual losses, and the growing concentration of multi-family mortgage loans within the asset mix, it is likely that the suspension of the loan loss provision will be extended in the current year. However, the renewal of provisions could be triggered by a substantial reversal in the portfolio's performance, and by such external factors as a change in local real estate values or the economy.

      For additional information about asset quality and the allowance for loan losses, see the discussion beginning on page 13 of this report.

1995 and 1994 Comparison:

The provision for loan losses declined to $150,000 in 1995 from $1.2 million in 1994, reflecting a reduction in the provision in each of the first two quarters, followed by its suspension in the third and fourth quarters of the year. The dramatic decline was based upon the quality of the Company's assets and the coverage provided by the loan loss allowance during the twelve-month period.

      Non-performing assets totaled $8.6 million at year-end 1995, representing 0.69% of total assets, and $8.1 million, or 0.69%, at year-end 1994. The 1995 amount was comprised of non-accrual mortgage loans of $4.9 million, loans 90 days or more delinquent of $2.9 million, and foreclosed real estate (formerly referred to as "other real estate owned") of $774,000. By comparison, the 1994 amount consisted of non-accrual mortgage loans of $5.4 million, loans 90 days or more delinquent of $1.7 million, and $975,000 of foreclosed real estate.

      At December 31, 1995, the allowance for loan losses equaled $11.4 million, net of charge-offs of $59,000, equivalent to 145.76% of non-performing loans, and 1.14% of loans, net. By comparison, the loan loss allowance at year-end 1994 equaled $11.3 million, net of charge-offs of $252,000, representing 158.46% and 1.20%, respectively, of non-performing loans and loans, net.

Other Operating Income

The Company's net interest income is supplemented by other operating income, which is primarily derived from service charges and fees on loans and, to a lesser extent, on depository accounts. Additional fee income stems from safe deposit rentals.

1996 and 1995 Comparison:

Other operating income totaled $2.4 million in 1996, as compared to $3.0 million in 1995. The 1996 amount included $1.6 million in customer service fees (up $176,000 from $1.4 million in the year-earlier period) and $862,000 in other income (down $764,000 from $1.6 million in the prior year). The rise in customer service fees (formerly referred to as "fee income") corresponds to the significant increase in mortgage loan originations to $303.2 million in 1996 from $145.8 million in 1995. The decline in other income reflects the recognition of $1.3 million in interest earned on Federal income tax recoveries in the year-earlier period, tempered by the recovery of $420,000 from the reserve for possible Nationar-related losses in 1996.

1995 and 1994 Comparison:

Reflecting the recognition of $1.3 million in interest earned on Federal income tax recoveries in the second quarter, other operating income rose 53.9% to $3.0 million in 1995. The recovery boosted other income to $1.6 million from $159,000, the year-earlier level, substantially offsetting a $405,000 decline in customer service fees to $1.4 million in 1995. The reduction in customer service fees stemmed primarily from a decline in mortgage loan originations which totaled $145.8 million and $253.4 million, respectively, in 1995 and 1994.

Operating Expense

Operating expense primarily consists of compensation and benefits expense, together with occupancy and equipment expense, general and administrative ("G&A") expense, and the FDIC insurance premium.

1996 and 1995 Comparison:

Operating expense totaled $23.3 million, or 1.82% of average assets, in 1996, as compared to $22.9 million, or 1.95% of average assets, in 1995. The modest rise reflects reductions in other operating expense and the FDIC insurance premium, offset by increases in the remaining components of operating expense.

      Other operating expense improved to $185,000 in 1996 from $1.7 million in 1995. In addition to a net gain of $124,000 on the sale of foreclosed real estate in the fourth quarter, the $1.5 million reduction relates to the prior-year seizure of Nationar. Pursuant to this event, the Company had recorded a one-time charge against earnings of $349,000 and established a $1.0 million reserve for possible Nationar-related losses. In the fourth quarter of 1996, the Company received payment of all pending claims, except for the original investment. Accordingly, the Company reflected the conclusion of its financial exposure to Nationar by realizing a net recovery of $420,000, recorded in other operating income, as discussed.

      The FDIC insurance premium, meanwhile, declined to $2,000 from $1.0 million in 1995. On January 1, 1996, the premium was entirely eliminated, and replaced by a per-quarter assessment of $500, resulting in the year-to-year savings of $998,000.

      In 1996, occupancy and equipment expense rose $80,000 to $2.5 million, reflecting the addition of three new Queens-based locations, the installation of ATMs at each of these locations, and a Bank-wide computer systems upgrade. G&A expense rose $293,000 to $4.4 million, partly reflecting higher advertising expenses as the Bank complemented its out-of-home and print advertising programs with a series of radio commercials and a 30-second spot on Cable TV.

      Compensation and benefits expense rose to $16.2 million in 1996 from the year-earlier $13.7 million, primarily driven by the normal amortization of expense related to the Company's ESOP and the 59.7% price appreciation of allocated shares in the ESOP and other stock-related benefit plans. Accounting requirements necessitated that the amortization and appreciation of such shares be recorded as a $5.4 million charge against earnings, which was added back, dollar-for-dollar, to stockholders' equity. When combined with $1.1 million in related tax benefits, the combined $6.5 million in stock benefit plan-related expenses represented a $0.98 addition to book value at year-end 1996.

      The Company's drive to control operating expense is additionally reflected in the continuing improvement of its efficiency ratio. In 1996, the Company's efficiency ratio was reduced to 38.81% from 41.63%, the year-earlier level; on a cash earnings basis, the efficiency ratio improved to 28.83% from 35.43%.

1995 and 1994 Comparison:

In 1995, operating expense improved to $22.9 million, or 1.95% of average assets, from $23.0 million, or 2.10% of average assets, in 1994. The $176,000 reduction was attributed to a $946,000, or 48.6%, decline in the FDIC insurance premium to $1.0 million, following a reduction in the premium rate to 4 cents per $100 of deposits that resulted in a one-time refund of $555,000 in the third quarter of 1995.

      The decline in the FDIC insurance premium was accompanied by a $208,000 decrease in occupancy and equipment expense to $2.4 million and a $617,000 reduction in G&A expense to $4.1 million from the levels recorded in 1994. Collectively, these decreases offset a $657,000 increase in compensation and benefits expense to $13.7 million and a $938,000 increase in other operating expense to $1.7 million. The 5.04% increase in compensation and benefits expense reflected the normal amortization of expense relating to shares in the Company's ESOP and the impact of significant stock price appreciation on allocated shares held in this and other stock-related benefit plans. The substantial rise in other operating expense stemmed from the $1.3 million in expenses recorded pursuant to the first quarter 1995 seizure of Nationar.

Income Tax Expense

Income tax expense includes both current Federal, state, and local income taxes and deferred income taxes.

1996 and 1995 Comparison:

Income tax expense equaled $17.8 million in 1996 and $11.7 million in 1995. The $6.0 million increase primarily reflects the $1.8 million charge stemming from the disqualification of all city tax deductions relating to the percentage-of-income tax bad-debt reserve since 1987, in the wake of changes to the Federal tax code which were enacted in August 1996. While the City of New York is expected to enact legislation to de-couple its treatment of the tax bad-debt reserve from the Federal tax code, thus conforming to changes to the New York State code, it had not done so at the time the Company's 1996 earnings were reported on January 21st. Once such legislation is enacted, the $1.8 million charge is expected to be reversed.

      In addition to the non-recurring charge, the increase in 1996 income tax expense includes $830,000 stemming from the elimination of the percentage-of-income tax bad-debt deduction for Federal income tax purposes, and a $6.8 million increase in pre-tax income to $38.7 million.

      Reflecting the changes in the Federal tax code, the Company's effective tax rate is expected to approximate 47% in 1997, as compared to 45.9% in 1996. Of the 47%, approximately 4% will relate to unrecognized tax expense deductions stemming from the Company's stock-related benefit plans, all of which will be added back to capital.

1995 and 1994 Comparison:

In 1995, the Company recorded income tax expense of $11.7 million, down $1.9 million from the $13.6 million recorded in 1994. The 13.6% reduction reflected a $419,000 decrease in pre-tax income to $31.9 million, tax refunds not previously received or recognized, and the Company's maximal use of the tax bad-debt reserve, in accordance with then-current tax laws. As a result, the Company's effective tax rate for the year was 36.77% of pre-tax income, as compared to 42.02% in 1994.

Impact of Accounting
Pronouncements

Accounting for Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed in APB Opinion No. 25 must make a pro forma disclosure of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in this statement had been applied.

      SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995, though this statement may be adopted on issuance. The disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994.

      The Company had two stock option plans at December 31, 1996. All stock options related to these plans were originally granted concurrent with the Bank's conversion to stock form in November 1993. In its accounting for these plans, the Bank applies APB Opinion No. 25 and the related interpretations. Accordingly, no compensation cost has been recognized.

Accounting for Transfers and Servicing
of Financial Assets and Extinguishments
of Liabilities

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, based on consistent application of a financial components approach focusing on control. Under this approach, after a transfer of financial assets, an entity recognizes said assets when control has been surrendered, and derecognizes liabilities when they have been extinguished. In addition, SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that consist of secured borrowings.

      In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 127 delays the effective date of certain provisions of SFAS No. 125 until after December 31, 1997.

      SFAS No. 125, as amended by SFAS No. 127, is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after either December 31, 1996 or December 31, 1997, depending on the transaction, and is to be applied prospectively. Earlier or retroactive application is not permitted. SFAS No. 125 will have no impact on the Company's financial statements when it becomes effective.

Impact of Inflation
and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchase power of money due to inflation.

      Most of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of goods and services.

Market Price of Common Stock
and Dividends Declared per
Common Share

Queens County Bancorp trades on the Nasdaq National Market under the symbol "QCSB." At December 31, 1996, the Company had 7,630,103 shares outstanding, reflecting the four-for-three stock split on August 22nd and the repurchase of 844,360 shares during the year under the Company's Stock Repurchase Program.

The following table sets forth the high/low price range and closing prices, as reported by Nasdaq, and the cash dividends declared per common share for each of the four quarters in 1996 and 1995.

====================================================================================================================================
MARKET PRICE AND DIVIDENDS DECLARED PER COMMON SHARE
                                                                                 Market Price
                           ---------------------------------------------------------------------------------------------------------
                                                        High                          Low                         Close
                           ---------------------------------------------------------------------------------------------------------
                              Dividends
                           Declared per
                           Common Share       Pre-Split*    Post-Split     Pre-Split*     Post-Split     Pre-Split*     Post-Split
------------------------------------------------------------------------------------------------------------------------------------
1996
1st Quarter                   $0.150**         $66.75         $33.38         $57.75         $28.88         $66.00         $33.00
2nd Quarter                    0.188**          73.50          36.75          63.75          31.88          73.50          36.75
3rd Quarter                    0.250**          76.50          38.25          70.12          35.06          74.50          37.25
4th Quarter                    0.250           101.50          50.75          73.75          36.88          94.75          47.38
------------------------------------------------------------------------------------------------------------------------------------
1995
1st Quarter                   $0.038**         $45.75         $22.88         $36.38         $18.19         $42.38         $21.19
2nd Quarter                    0.038**          49.88          24.94          41.25          20.63          47.63          23.81
3rd Quarter                    0.038**          60.38          30.19          47.06          23.54          59.81          29.91
4th Quarter                    0.113**          64.50          32.25          57.38          28.69          59.34          29.67
====================================================================================================================================

 * Reflects what the price per share would have been had the Company not split its stock 3-for-2 on September 30, 1994 and 4-for-3 on August 22, 1996.

** Dividends have been restated to reflect the 4-for-3 stock split on August 22, 1996.

At December 31, 1996, the Company had approximately 700 shareholders of record. This figure does not include those investors whose shares were being held for them in street name by a broker or other nominee at that date.

Consolidated Statements of Condition

====================================================================================================
                                                                                  December 31,
                                                                          --------------------------
(in thousands, except share data)                                                1996           1995
----------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                   $    14,045    $    25,340
Federal funds sold                                                              7,000         13,650
Securities held to maturity (estimated market value of
 $86,483 and $78,151, respectively) (notes 3 and 9)                            86,495         78,016
Mortgage-backed securities held to maturity (estimated market
 value of $74,192 and $93,474, respectively) (notes 4 and 9)                   73,732         92,868
Mortgage loans                                                              1,143,260        992,330
Other loans                                                                    12,251         13,832
Less: Allowance for loan losses                                                (9,359)       (11,359)
----------------------------------------------------------------------------------------------------
Loans, net (notes 5, 6, and 9)                                              1,146,152        994,803
Premises and equipment, net                                                    11,077         10,526
Deferred tax asset, net (note 10)                                               3,312          5,822
Other assets (notes 7, 8, and 12)                                              16,843         19,857
----------------------------------------------------------------------------------------------------
Total assets                                                              $ 1,358,656    $ 1,240,882
====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 8):
  NOW and money market accounts                                           $    69,443    $    75,997
  Savings accounts                                                            277,783        287,577
  Certificates of deposit                                                     651,705        545,771
  Non-interest-bearing accounts                                                24,999         22,795
----------------------------------------------------------------------------------------------------
Total deposits                                                              1,023,930        932,140
----------------------------------------------------------------------------------------------------
Official checks outstanding                                                    26,729         27,846
FHLB borrowings (note 9)                                                       81,393         46,077
Accounts payable and accrued expenses                                           1,169          1,994
Mortgagors' escrow                                                              7,356          7,804
Other liabilities (note 12)                                                     6,650          7,391
----------------------------------------------------------------------------------------------------
Total liabilities                                                           1,147,227      1,023,252
----------------------------------------------------------------------------------------------------
Stockholders' equity (note 2):
  Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)        --             --
  Common stock at par $0.01 (30,000,000 shares authorized; 9,176,704 shares issued; 7,630,103 and 8,392,400 outstanding at
   December 31, 1996 and 1995, respectively)                                       92             69
  Paid-in capital in excess of par                                            116,607        112,441
  Retained earnings (substantially restricted) (note 15)                      154,886        140,969
  Less:  Treasury stock (1,546,601 and 784,454 shares, respectively)          (42,397)       (16,843)
   Unallocated common stock held by ESOP (note 13)                            (14,820)       (16,065)
   Common stock held by SERP and Deferred Compensation
   Plans (notes 12 and 13)                                                     (1,411)          (330)
   Unearned common stock held by RRPs (note 13)                                (1,528)        (2,611)
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                                    211,429        217,630
----------------------------------------------------------------------------------------------------
Commitments and contingencies (note 11)
----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $ 1,358,656    $ 1,240,882
====================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

================================================================================
                                                      Years Ended December 31,
                                                    ----------------------------
(in thousands, except per share data)                    1996      1995     1994
--------------------------------------------------------------------------------
INTEREST INCOME:
  Mortgage and other loans (note 6)                 $  92,017   $80,067  $71,032
  Securities held to maturity                           4,308     4,816    4,403
  Mortgage-backed securities held to maturity           5,252     6,276    6,934
  Federal funds sold                                      727       383      702
--------------------------------------------------------------------------------
Total interest income                                 102,304    91,542   83,071
--------------------------------------------------------------------------------
INTEREST EXPENSE:
  NOW and money market accounts                         2,039     2,341    2,596
  Savings accounts                                      6,754     7,318    8,038
  Certificates of deposit                              32,533    27,624   15,984
  FHLB borrowings (note 9)                              3,419     2,236    1,737
  Mortgagors' escrow                                       39       115      101
--------------------------------------------------------------------------------
Total interest expense                                 44,784    39,634   28,456
--------------------------------------------------------------------------------
    Net interest income                                57,520    51,908   54,615
--------------------------------------------------------------------------------
(Reversal of) provision for loan losses (note 6)       (2,000)      150    1,200
--------------------------------------------------------------------------------
    Net interest income after (reversal of)
      provision for loan losses                        59,520    51,758   53,415
--------------------------------------------------------------------------------
OTHER OPERATING INCOME:
  Customer service fees                                 1,583     1,407    1,812
  Other (note 5)                                          862     1,626      159
--------------------------------------------------------------------------------
Total other operating income                            2,445     3,033    1,971
--------------------------------------------------------------------------------
OPERATING EXPENSE:
  Compensation and benefits (notes 12 and 13)          16,185    13,694   13,037
  Occupancy and equipment (note 11)                     2,479     2,399    2,607
  General and administrative                            4,420     4,127    4,744
  FDIC insurance premium                                    2     1,000    1,946
  Other (note 8)                                          185     1,651      713
--------------------------------------------------------------------------------
Total operating expense                                23,271    22,871   23,047
--------------------------------------------------------------------------------
Income before income taxes                             38,694    31,920   32,339
Income tax expense (note 10)                           17,755    11,737   13,589
--------------------------------------------------------------------------------
    Net income                                      $  20,939   $20,183  $18,750
================================================================================
    Net income per common share(1)                      $2.83     $2.58    $2.27
================================================================================

(1) Reflects shares issued as a result of a four-for-three stock split on August 22, 1996.

See accompanying notes to consolidated financial statements.

Consolidated Statements of
Changes in Stockholders' Equity

====================================================================================================
                                                                        Years Ended December 31,
                                                                   ---------------------------------
(in thousands, except share data)                                       1996        1995        1994
----------------------------------------------------------------------------------------------------
COMMON STOCK (PAR VALUE: $0.01):
  Balance at beginning of year                                     $      69   $      69   $      46
  Stock splits (2,294,063 and 2,294,141 shares)                           23          --          23
----------------------------------------------------------------------------------------------------
Balance at end of year                                                    92          69          69
----------------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year                                       112,441     111,407     110,844
  Tax benefit effect on stock plans                                    1,111          --          --
  Common stock acquired by SERP and Deferred Compensation Plans        1,081          32          70
  Allocation of ESOP Stock                                             2,002       1,002         521
  Stock splits (2,294,063 and 2,294,141 shares)                          (23)         --         (23)
  Cash paid in lieu of fractional shares                                  (5)         --          (5)
----------------------------------------------------------------------------------------------------
Balance at end of year                                               116,607     112,441     111,407
----------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at beginning of year                                       140,969     122,644     104,494
  Net income                                                          20,939      20,183      18,750
  Dividends paid on common stock                                      (5,669)     (1,632)       (598)
  Exercise of stock options (67,021; 24,496; and 397 shares)          (1,353)       (226)         (2)
----------------------------------------------------------------------------------------------------
Balance at end of year                                               154,886     140,969     122,644
----------------------------------------------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of year                                       (16,843)     (7,444)         --
  Purchase of common stock (844,360; 422,015; and 387,333 shares)    (28,825)     (9,963)     (7,451)
  Common stock acquired by SERP                                        1,081          32          --
  Exercise of stock options (67,021; 24,496; and 397 shares)           2,190         532           7
----------------------------------------------------------------------------------------------------
Balance at end of year                                               (42,397)    (16,843)     (7,444)
----------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN:
  Balance at beginning of year                                       (16,065)    (17,343)    (17,150)
  Common stock acquired by ESOP                                           --          --      (1,423)
  Allocation of ESOP stock                                             1,245       1,278       1,230
----------------------------------------------------------------------------------------------------
Balance at end of year                                               (14,820)    (16,065)    (17,343)
----------------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS:
  Balance at beginning of year                                          (330)       (298)       (228)
  Common stock acquired by SERP and Deferred Compensation Plans       (1,081)        (32)        (70)
----------------------------------------------------------------------------------------------------
Balance at end of year                                                (1,411)       (330)       (298)
----------------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS:
  Balance at beginning of year                                        (2,611)     (3,756)     (5,175)
  Earned portion of RRPs                                               1,083       1,145       1,419
----------------------------------------------------------------------------------------------------
Balance at end of year                                                (1,528)     (2,611)     (3,756)
----------------------------------------------------------------------------------------------------
Total stockholders' equity                                         $ 211,429   $ 217,630   $ 205,279
====================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

===================================================================================================================
                                                                                       Years Ended December 31,
                                                                                   --------------------------------
(in thousands)                                                                          1996       1995        1994
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                       $  20,939   $ 20,183   $  18,750
-------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                        772        738         723
    (Reversal of ) provision for loan losses                                          (2,000)       150       1,200
    Deferred income taxes                                                              2,510       (481)     (1,557)
    Amortization of premiums (discounts), net                                            537       (506)        679
    Amortization of net deferred loan origination fees                                   141        650        (279)
    Net (loss) gain on redemption of securities and mortgage-backed securities            (2)        (6)          9
    Net loss (gain) on sale of foreclosed real estate and loans                          123        (12)         (1)
    Write-off of investment in Nationar                                                 --          349        --
    Provision for Nationar investment losses                                            --        1,000        --
    Earned portion of RRPs                                                             1,083      1,145       1,419
    Earned portion of ESOP                                                             3,247      2,280       1,751
  Changes in assets and liabilities:
    Decrease (increase) in other assets                                                3,014     (6,209)     (1,151)
    Increase (decrease) in accounts payable and accrued expenses                         286       (254)        546
    (Decrease) increase in official checks outstanding                                (1,117)    10,556     (30,456)
    (Decrease) increase in other liabilities                                            (741)       350       1,958
-------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                      7,853      9,750     (25,159)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                   28,792     29,933      (6,409)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from redemptions of mortgage-backed securities held to maturity            19,132     14,584      21,767
  Proceeds from maturities of securities held to maturity                             87,000     59,000      82,139
  Purchase of securities                                                             (96,010)   (57,488)    (67,502)
  Net increase in loans                                                             (150,619)   (60,523)   (162,502)
  Proceeds from sales of loans and foreclosed real estate                              1,006      1,318       4,774
  Purchase of premises and equipment, net                                             (1,323)      (422)       (139)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (140,814)   (43,531)   (121,463)
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loans to stock plans                                                                  --         --        (1,423)
  Net decrease in mortgagors' escrow                                                    (448)    (2,838)       (177)
  Net increase in deposits                                                            91,790     91,920      12,980
  Net increase (decrease) from FHLB borrowings                                        35,316    (37,227)     81,576
  Cash dividends, cash paid in lieu of fractional shares, and options exercised       (7,027)    (1,858)       (605)
  Purchase of  Treasury stock, net of stock options exercised and shares
   acquired by SERP                                                                  (25,554)    (9,399)     (7,444)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                             94,077     40,598      84,907
-------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                 (17,945)    27,000     (42,965)
Cash and cash equivalents at beginning of year                                        38,990     11,990      54,955
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $  21,045   $ 38,990   $  11,990
===================================================================================================================
Supplemental information:
  Cash paid for:
   Interest                                                                        $  44,810   $ 39,622   $  28,608
   Income taxes                                                                       14,775     12,858      12,747
-------------------------------------------------------------------------------------------------------------------
Transfers to foreclosed real estate from loans                                           730        810       1,458
-------------------------------------------------------------------------------------------------------------------
Transfers to real estate held for investment from foreclosed real estate                 222        687        --
===================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As more fully described in Note 2, Queens County Savings Bank (the "Bank" or the "Subsidiary") converted from a mutual savings bank to the capital stock form of ownership on November 23, 1993. In anticipation of the conversion, Queens County Bancorp, Inc. (the "Company" or the "Parent") was formed on July 20, 1993. The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiary follow in preparing and presenting their consolidated financial statements, which conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 1996 presentation.

Securities and Mortgage-Backed Securities Held to Maturity

Securities and mortgage-backed securities, which the Company has the positive intent and ability to hold until maturity, are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, adjusted, in the case of mortgage-backed securities, for actual prepayments. Securities and mortgage-backed securities to be held for indefinite periods of time and not intended to be held to maturity are classified as "available for sale" securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders' equity. Gains and losses on sales of securities and mortgage-backed securities are computed on the specific identification method.

Loans

Loans are carried at unpaid principal balances, less unearned discounts, net of deferred loan origination fees and the allowance for loan losses.

      On January 1, 1995, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 applies to all loans except smaller balance homogenous consumer loans (including 1-4 family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio. The adoption of SFAS No. 114, as amended by SFAS No. 118, did not have any impact on the Company's 1996 results of operations nor on its financial position, including the level of the reserve for possible credit losses.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and is reduced by charge-offs, net of recoveries. The allowance is based on management's periodic evaluation of the adequacy of the allowance, taking into consideration known and inherent risks in the portfolio, the Bank's past loan loss experience, adverse situations which may affect the borrower's ability to repay, overall portfolio quality, and current and prospective economic conditions. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information available to them during their examination. Based upon all relevant and available information, management believes that the allowance for loan losses is adequate.

      Fees are charged for originating mortgage loans at the time the loan is granted. Loan origination fees, partially offset by certain expenses associated with loans originated, are amortized to interest on loans over the life of the loan using the interest method. Adjustable rate mortgages ("ARMs") with a lower rate during the introductory period (usually one year) will reflect the amortization of a substantial portion of the net deferred fee as a yield adjustment during the introductory period.

        Loans are placed on a non-accrual basis, and the accrual of interest and amortization of origination fees discontinued, when principal or interest payments are in arrears 90 days or more, or sooner, if management considers collection to be doubtful. When foreclosure proceedings commence for non-accrual loans, previously accrued but unpaid interest is reversed and charged against current income. Interest is subsequently recognized on non-accrual loans only to the extent that cash is received. Loans are returned to accrual status when management deems that collection is reasonable.

PREMISES AND EQUIPMENT
Premises, furniture and fixtures, and equipment are carried at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are carried at cost less accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.
        Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 1996, 1995, and 1994 amounted to $772,000, $738,000, and $723,000 respectively.

FORECLOSED REAL ESTATE
Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate carried at the lower of carrying amount or fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

INCOME TAXES
Income tax expense consists of income taxes currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The realization of deferred tax assets is assessed and a valuation allowance provided for the portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

STOCK OPTION PLANS
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 31, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994.
        The Company had two stock option plans at December 31, 1996. All stock options related to these plans were originally granted concurrent with the Bank's conversion from mutual to stock form in 1993. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for these plans.

RETIREMENT PLANS
The Company has pension plans covering substantially all employees who have attained minimum service requirements. Post-retirement benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and Federal funds sold.

EARNINGS PER COMMON SHARE
Earnings per common share and common stock equivalents are computed by dividing net income by the average number of common shares outstanding (including all allocated shares of the Employee Stock Ownership Plan or "ESOP") and the additional dilutive effect of common stock equivalents (stock options) outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Parent's common stock for the period.
        Earnings per common share, assuming full dilution, are computed based on the average number of common shares outstanding during the period (including all allocated shares of the ESOP) and the additional dilutive effect of work options outstanding during the period. The dilutive effect of the outstanding stock options is computed using the greater of the closing market price or the average market price of the Parent's common stock for the period.

NOTE 2 -- CONVERSION TO STOCK FORM OF OWNERSHIP

On July 13, 1993, the Board of Trustees of the Bank (now the Board of Directors of the Company) adopted a Plan of Conversion to convert the Bank from a state-chartered mutual savings bank to a state-chartered capital stock form savings bank. In connection with the conversion, the Company was organized under Delaware law for the purpose of acquiring all of the capital stock of the Bank.

      On November 23, 1993, the Company became a public company and issued its initial offering of 4,588,500 shares of common stock (par value $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50 percent of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company-only financial information is presented in Note 16.

      On August 16, 1994, the Board of Directors declared a three-for-two stock split which resulted in the issuance of an additional 2,294,141 shares on September 30th of that year. A four-for-three stock split was declared on July 9, 1996, pursuant to which another 2,294,063 shares were issued on August 22nd. As a result of the two splits, the initial offering price was adjusted to $12.50 per share.

NOTE 3 -- SECURITIES HELD TO MATURITY

Securities held to maturity at December 31, 1996 and 1995 are summarized as follows:

========================================================================================================
                                                              December 31, 1996
                               -------------------------------------------------------------------------
                                                            Gross                Gross         Estimated
(in thousands)                 Amortized cost     unrealized gain      unrealized loss      market value
--------------------------------------------------------------------------------------------------------
U.S. Government and agencies          $76,121                 $25                 $(82)          $76,064
--------------------------------------------------------------------------------------------------------
FHLB stock                             10,372                  --                  --             10,372
FNMA stock                                  2                  45                  --                 47
--------------------------------------------------------------------------------------------------------
Total stock                            10,374                  45                  --             10,419
--------------------------------------------------------------------------------------------------------
Total securities                      $86,495                 $70                 $(82)          $86,483
========================================================================================================

========================================================================================================
                                                              December 31, 1995
                               -------------------------------------------------------------------------
                                                            Gross                Gross         Estimated
(in thousands)                 Amortized cost     unrealized gain      unrealized loss      market value
--------------------------------------------------------------------------------------------------------
U.S. Government and agencies          $68,126                 $105                 $(5)          $68,226
--------------------------------------------------------------------------------------------------------
FHLB stock                              9,888                  --                   --             9,888
FNMA stock                                  2                   35                  --                37
--------------------------------------------------------------------------------------------------------
Total stock                             9,890                   35                  --             9,925
--------------------------------------------------------------------------------------------------------
Total securities                      $78,016                 $140                 $(5)          $78,151
========================================================================================================

The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 1996 by remaining term to maturity:

================================================================================
                                                December 31, 1996
                               -------------------------------------------------
                               U.S. Government                         Estimated
(in thousands)                    and agencies                      market value
--------------------------------------------------------------------------------
1 year or less                         $71,038                           $70,997
Over 1 year to 5 years                   5,083                             5,067
--------------------------------------------------------------------------------
Total                                  $76,121                           $76,064
================================================================================

Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") stock are securities for which sale is restricted by the respective governmental agencies and therefore are not considered marketable equity securities. FHLB and FNMA stock are carried at cost, which approximates value at redemption. There were no sales of securities held to maturity during the years ended December 31, 1996, 1995, or 1994.

NOTE 4 -- MORTGAGE-BACKED SECURITIES HELD TO MATURITY

Mortgage-backed securities held to maturity at December 31, 1996 and 1995 are summarized as follows:

================================================================================
                                                    December 31, 1996
                                         ---------------------------------------
(in thousands)                               GNMA          FHLMC          Total
--------------------------------------------------------------------------------
Principal balance                         $23,517        $50,207        $73,724
Unamortized premium                            52           --               52
Unamortized discount                         --              (44)           (44)
--------------------------------------------------------------------------------
Mortgage-backed securities, net            23,569         50,163         73,732
Gross unrealized gains                        405            351            756
Gross unrealized losses                       (12)          (284)          (296)
--------------------------------------------------------------------------------
Estimated market value                    $23,962        $50,230        $74,192
================================================================================

================================================================================
                                                    December 31, 1995
                                         ---------------------------------------
(in thousands)                               GNMA          FHLMC          Total
--------------------------------------------------------------------------------
Principal balance                         $27,821        $65,034        $92,855
Unamortized premium                            94              2             96
Unamortized discount                           (1)           (82)           (83)
--------------------------------------------------------------------------------
Mortgage-backed securities, net            27,914         64,954         92,868
Gross unrealized gains                        648            399          1,047
Gross unrealized losses                      --             (441)          (441)
--------------------------------------------------------------------------------
Estimated market value                    $28,562        $64,912        $93,474
================================================================================

The amortized cost and estimated market values of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 1996 by remaining term to maturity:

==============================================================================================
                                                                                   Estimated
(in thousands)                            GNMA          FHLMC          Total      Market Value
----------------------------------------------------------------------------------------------
1 year or less                           $ 3,669       $11,422        $15,091        $15,185
Over 1 year to 5 years                    19,900        38,741         58,641         59,007
----------------------------------------------------------------------------------------------
Total mortgage-backed securities, net    $23,569       $50,163        $73,732        $74,192
==============================================================================================

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 1996, 1995, or 1994.

NOTE 5 -- LOANS

The composition of the loan portfolio as of December 31, 1996 and 1995 is summarized as follows:

================================================================================
                                                               December 31,
                                                        ------------------------
(in thousands)                                                1996          1995
--------------------------------------------------------------------------------
MORTGAGE LOANS:
1-4 family                                              $  256,904      $288,470
Multi-family                                               822,364       641,564
Commercial real estate                                      63,452        62,003
Construction                                                 1,598         1,205
--------------------------------------------------------------------------------
Total                                                    1,144,318       993,242
Less: Net deferred loan origination fees                     1,058           912
--------------------------------------------------------------------------------
Mortgage loans, net                                      1,143,260       992,330
--------------------------------------------------------------------------------
OTHER LOANS:
Cooperative apartment                                        5,764         6,684
Home equity                                                  2,819         3,069
Passbook savings                                               375           470
Student                                                         24           116
Other                                                        3,293         3,522
--------------------------------------------------------------------------------
Total other                                                 12,275        13,861
Less: Unearned discounts                                        24            29
--------------------------------------------------------------------------------
Other loans, net                                            12,251        13,832
Less: Allowance for loan losses                              9,359        11,359
--------------------------------------------------------------------------------
Loans, net                                              $1,146,152      $994,803
================================================================================

The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 1996 and 1995, approximately $1,106 million and $945 million, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, a substantial portion of both its borrowers' ability to honor their contracts and increases or decreases in the market value of the real estate collateralizing such loans may be significantly affected by the state's economic condition. Loans in other states are diversified in their locations and are underwritten utilizing criteria similar to those used for loans in New York State.

      The Bank holds all adjustable rate mortgages that it originates. Fixed rate mortgages originated are generally sold to the Bank's Savings Bank Life Insurance Department ("SBLI"), FNMA, or the State of New York Mortgage Agency ("SONYMA"), and the servicing rights retained. Loans sold to SBLI during the years ended December 31, 1996, 1995, and 1994 amounted to $300,000, $400,000, and $300,000, respectively. Loans sold to FNMA in the years ended December 31, 1996, 1995, and 1994 amounted to $0, $100,000, and $1.6 million, respectively. Loans sold to SONYMA during the years ended December 31, 1996, 1995, and 1994 amounted to $45,000, $0, and $400,000, respectively. During 1996, 1995, and 1994, the Bank also sold approximately $82,000, $200,000, and $2.5 million, respectively, in student loans, a substantial portion of said portfolio, to Nellie Mae. Included in other income for the years ended December 31, 1996, 1995, and 1994 were $1,000, $23,000, and ($36,000), respectively, related to the net gain (loss) on the sale of these loans.

      The Bank services mortgage loans for third parties, primarily SBLI, FNMA, and SONYMA. The unpaid principal balance of such serviced loans amounted to $16.1 million, $17.4 million, and $17.9 million, at December 31, 1996, 1995, and 1994, respectively. Custodial escrow balances maintained in connection with such loans amounted to $49,000, $115,000, and $147,000, at the corresponding dates.

      Commitments to originate first mortgage loans at December 31, 1996 and 1995 amounted to approximately $32.4 million and $46.5 million, respectively, all representing variable rate first mortgage loans. Substantially all of the commitments at December 31, 1996 were expected to close within 90 days and were made at interest rates which float or adjust at periodic intervals.

NOTE 6 -- ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, 1996, 1995, and 1994 is summarized as follows:

================================================================================
                                                        December 31,
                                           -------------------------------------
(in thousands)                                 1996          1995          1994
--------------------------------------------------------------------------------
Balance, beginning of year                 $ 11,359      $ 11,268      $ 10,320
Provisions charged to operations               --             150         1,200
Reversal of provisions                       (2,000)         --            --
Charge-offs, net of recoveries                 --             (59)         (252)
--------------------------------------------------------------------------------
Balance, end of year                       $  9,359      $ 11,359      $ 11,268
================================================================================

There were approximately $186,000 in recoveries to the allowance for loan losses during the year ended December 31, 1994. No recoveries were realized during 1996 or 1995.

      Non-accrual mortgage loans amounted to approximately $7.0 million, $4.9 million, and $5.4 million at December 31, 1996, 1995, and 1994, respectively. Included in non-accrual mortgage loans were loans that have been restructured of approximately $24,000, $359,000, and $1.7 million, respectively, at the corresponding dates. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 1996, 1995, and 1994 are summarized below:

================================================================================
                                                             December 31,
                                                    ----------------------------
(in thousands)                                         1996      1995      1994
--------------------------------------------------------------------------------
Interest income that would have been recorded       $ 1,062     $ 869     $ 967
Interest income recognized                             (144)      (47)     (166)
--------------------------------------------------------------------------------
Interest income foregone                            $   918     $ 822     $ 801
================================================================================

The Company defines impaired loans as those non-accrual loans which are not 1-4 family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent it is received in cash. At December 31, 1996, there were no impaired loans with an allowance; impaired loans without an allowance totaled $1.2 million. The average balance of impaired loans during 1996 was $1.2 million, consisting entirely of loans secured by commercial real estate. The interest income recognized on impaired loans during 1996 was $0. The Company had no impaired loans during 1995.

NOTE 7 -- FORECLOSED REAL ESTATE

The following table summarizes transactions in foreclosed real estate, which is included in other assets for the years ended December 31, 1996 and 1995:

================================================================================
                                                                 December 31,
                                                             -------------------
(in thousands)                                                1996         1995
--------------------------------------------------------------------------------
Balance, beginning of year                                   $ 774        $ 975
Transfers in                                                   730          810
Sales                                                         (655)        (324)
Transfers to real estate held for investment                  (222)        (687)
--------------------------------------------------------------------------------
Balance, end of year                                         $ 627        $ 774
================================================================================

Foreclosed real estate is carried at fair market value; there were no valuation allowances at December 31, 1996 or 1995, and no provisions for the years ended December 31, 1996, 1995, or 1994.

NOTE 8 -- DEPOSITS

The following is a summary of weighted average interest rates at December 31, 1996 and 1995 for each type of deposit:

================================================================================
                                                     December 31, 1996
                                          --------------------------------------
                                                        Percent        Weighted
(in thousands)                                Amount   of Total    Average Rate
--------------------------------------------------------------------------------
Non-interest-bearing demand accounts      $   24,999       2.44%           0.00%
NOW and Super NOW accounts                    18,216       1.78            2.46
Money market accounts                         51,227       5.00            2.84
Savings accounts                             277,783      27.13            2.42
Certificates of deposit                      651,705      63.65            5.40
--------------------------------------------------------------------------------
Total deposits                            $1,023,930     100.00%           4.28%
================================================================================

================================================================================
                                                     December 31, 1995
                                          --------------------------------------
                                                        Percent        Weighted
(in thousands)                                Amount   of Total    Average Rate
--------------------------------------------------------------------------------
Non-interest-bearing demand accounts        $ 22,795       2.45%           0.00%
NOW and Super NOW accounts                    17,152       1.84            2.59
Money market accounts                         58,845       6.31            3.06
Savings accounts                             287,577      30.85            2.50
Certificates of deposit                      545,771      58.55            5.71
--------------------------------------------------------------------------------
Total deposits                              $932,140     100.00%           4.36%
================================================================================

The following is a summary of certificates of deposit at December 31, 1996 by remaining term to maturity and by range of stated interest rates:

=====================================================================================================
                                                Amounts at December 31, 1996 Maturing
                                ---------------------------------------------------------------------
                                  Within         Within         Within          After
(in thousands)                  One Year      Two Years    Three Years    Three Years           Total
-----------------------------------------------------------------------------------------------------
CERTIFICATES OF DEPOSIT:
2.00% to 2.99%                  $ 26,405        $  --          $  --          $  --          $ 26,405
3.00% to 3.99%                     2,979           --             --             --             2,979
4.00% to 4.99%                    43,989            771             26           --            44,786
5.00% to 6.99%                   465,626         55,705         15,630         17,619         554,580
7.00% and above                   18,137            948          1,121          2,749          22,955
-----------------------------------------------------------------------------------------------------
Total maturities                $557,136        $57,424        $16,777        $20,368        $651,705
=====================================================================================================

At December 31, 1996 and 1995, the aggregate amount of certificates of deposit of $100,000 or more was approximately $108.4 million and $61.0 million, respectively.

      In June 1995, the Bank acquired a branch office located in Fresh Meadows, Queens. The acquisition substantially comprised the assumption of the deposit base of the branch, totaling $31.4 million, for which a premium was paid. The premium, included in other assets as core deposit intangibles, is being amortized over fifteen years. The operations of the acquired branch are included in the Company's operations from the acquisition date forward.

NOTE 9 -- BORROWINGS

In 1996 and 1995, the Company drew upon its line of credit with the Federal Home Loan Bank of New York ("FHLB"), which totaled $323.3 million and $197.8 million at the respective year-ends. At December 31, 1996 and 1995, the outstanding balance was approximately $81.4 million and $46.1 million, with scheduled maturity dates within the next 12 months. The weighted average interest rate for borrowings was 5.49% and 5.57% at the corresponding dates. For the years ended December 31, 1996 and 1995, the weighted average outstanding balance was approximately $61.2 million and $36.0 million, with a weighted average interest rate of 5.59% and 6.22%. The maximum amount of borrowings outstanding at any month-end during the year ending December 31, 1996 was $88.8 million; in the previous twelve-month period, the maximum month-end amount was $93.3 million. The credit line is collateralized by stock in the FHLB and certain mortgage loans under a blanket pledge agreement.

      The Company also has an $8.8 million collateralized line of credit with the Federal Reserve Bank of New York and a $10.0 million line of credit with a money center bank, neither of which had been drawn upon at December 31, 1996. The line of credit with the Federal Reserve Bank is collateralized by 90% of the market value of the Company's fixed rate GNMA mortgage-backed securities.

NOTE 10 -- FEDERAL, STATE, AND LOCAL TAXES

Federal Income Taxes

The components of the net deferred tax asset at December 31, 1996 and 1995 are summarized as follows:

================================================================================
                                                              December 31,
                                                       -------------------------
(in thousands)                                            1996             1995
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Financial statement loan loss allowance              $ 4,489         $  5,393
  Accrual for post-retirement benefits                   1,953            1,780
  Deferred directors' fees                                 357              377
  Accrual for directors' retirement benefit                380              380
  Deferred origination fees                                503              433
  Non-accrual interest                                     203              173
  Organization costs                                       705            1,090
  Allowance for doubtful account--Nationar                  --              475
  Others                                                   782              764
--------------------------------------------------------------------------------
Total deferred tax assets                                9,372           10,865
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Tax reserve in excess of base year reserve            (4,815)          (3,593)
  Basis difference of GNMAs                               (608)            (772)
  Pre-paid pension cost                                   (606)            (610)
  Basis difference of premises and equipment               (31)             (68)
--------------------------------------------------------------------------------
Total deferred tax liabilities                          (6,060)          (5,043)
--------------------------------------------------------------------------------
Net deferred tax asset                                 $ 3,312         $  5,822
================================================================================

The net deferred tax asset at December 31, 1996 and 1995 represents the anticipated Federal, state, and local tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. The Company has paid income taxes in the years prior to December 31, 1996. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, no valuation allowance was deemed necessary for the net deferred tax asset at December 31, 1996 or 1995.

Income tax expense (benefit) for the years ended December 31, 1996, 1995, and 1994 is summarized as follows:

================================================================================
                                                      December 31,
                                       -----------------------------------------
(in thousands)                            1996            1995             1994
--------------------------------------------------------------------------------
Federal--current                       $10,471         $ 8,500          $ 8,352
State and local--current                 4,774           3,718            6,794
--------------------------------------------------------------------------------
Total current                           15,245          12,218           15,146
--------------------------------------------------------------------------------
Federal--deferred                          690            (274)            (887)
State and local--deferred                1,820            (207)            (670)
--------------------------------------------------------------------------------
Total deferred                           2,510            (481)          (1,557)
--------------------------------------------------------------------------------
Total income tax expense               $17,755         $11,737          $13,589
================================================================================

The following is a reconciliation of statutory Federal income tax expense to combined effective income tax expense for the years ended December 31, 1996, 1995, and 1994:

===============================================================================
                                                        December 31,
                                           ------------------------------------
(in thousands)                                 1996          1995          1994
-------------------------------------------------------------------------------
Statutory Federal income tax expense        $13,543       $11,172       $11,319
State and local income taxes, net of
  Federal income tax benefit                  4,286         2,282         3,981
Prior-period tax refunds                       --            (723)         (320)
Other, net                                      (74)         (994)       (1,391)
-------------------------------------------------------------------------------
Total income tax expense                    $17,755       $11,737       $13,589
===============================================================================

Prior to January 1, 1996, under Section 593 of the Internal Revenue Code of 1986 as amended (the "Code"), institutions such as the Company which met certain definitional tests (primarily relating to their assets and the nature of their business) were permitted to establish a tax reserve for bad debts. Such institutions were also permitted to make annual additions to the reserve, to be deducted in arriving at their taxable income within specified limitations. The Company's deduction was computed using an amount based on the Bank's actual loss experience (the "experience method"), or a percentage equal to 8% of the Bank's taxable income (the "PTI method"). Similar deductions for additions to the Bank's bad-debt reserve were also permitted under the New York State Bank Franchise Tax and the New York City Banking Corporation Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI method was 32% rather than 8%.

      Under the Small Business Job Protection Act of 1996 (the "1996 Act"), signed into law in August 1996, Section 593 of the Code was amended. As a result, the Company will be unable to make additions to the tax bad-debt reserves but will be permitted to deduct bad debts as they occur. Additionally, the 1996 Act required institutions to recapture (that is, include in taxable income) the excess of the balance of its bad-debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987 (the "base year"). The Company's Federal tax bad-debt reserves at December 31, 1995 exceeded its base year reserves by $26.0 million, which will be recaptured into taxable income ratably over a six-year period. This recapture will be frozen for 1997 since the Company satisfies specified mortgage origination tests. The base year reserves will be subject to recapture, and the Company could be required to recognize a tax liability, if (i) the Company fails to qualify as a "bank" for Federal income tax purposes; (ii) certain distributions are made with respect to the stock of the Company; (iii) the Company uses the bad-debt reserves for any purpose other than to absorb bad-debt losses; and (iv) there is a change in Federal tax law. Management is not aware of the occurrence of any such event.

State and Local Taxes

The Company files New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on income or an alternative tax based on a specified formula. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes. The Company has provided for New York State and New York City taxes based on taxable income for the years ended December 31, 1996, 1995, and 1994.

      In response to the Federal legislation, the New York State tax law has been amended to retain existing tax bad-debt reserves and to allow for the continued use of the PTI method to determine the bad-debt deduction in computing the New York State tax liability. As of December 31, 1996, no such amendments had been made with respect to the New York City tax law.

      As a Delaware business corporation, the Company is required to file annual returns and pay annual fees and an annual franchise tax to the State of Delaware. Such taxes and fees, which are not material, are included in income tax expense in the Consolidated Statements of Income.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 1996, the Company was obligated under seven non-cancellable operating lease agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The leases contain escalation clauses commencing at various times during the lives of the leases. Such clauses provide for increases in the annual rental, based on increases in the consumer price index.

      At December 31, 1996, the Company had entered into several non-cancellable operating lease agreements for rental of bank-owned properties. The leases contain escalation clauses that provide for periodic increases in the annual rental, again based on increases in the consumer price index.

      As of December 31, 1996, the projected minimum annual rental commitments under these leases, exclusive of taxes and other charges, are summarized as follows:

================================================================================
(in thousands)                                  Rental income     Rental expense
--------------------------------------------------------------------------------
1997                                                   $  864             $  359
1998                                                      726                360
1999                                                      716                365
2000                                                      674                349
2001                                                      580                308
2002 and thereafter                                     2,286              3,214
--------------------------------------------------------------------------------
Total minimum future rentals                           $5,846             $4,955
================================================================================

Rental expense under these leases, included in occupancy and equipment expense, was approximately $333,000, $264,000, and $237,000 for the years ended December 31, 1996, 1995, and 1994, respectively. Rental income on bank-owned properties, netted in occupancy and equipment expense, was approximately $947,000, $910,000, and $716,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

Legal Proceedings

In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

NOTE 12 -- EMPLOYEE BENEFITS

Retirement Plan

The Bank has a qualified non-contributory defined benefit pension plan which covers substantially all of the full-time employees of the Bank. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The benefits are an annual amount equal to 2% of the average highest annual three years' earnings during the final ten years of service, multiplied by the years of creditable service for the first 30 years and then by 1% until 40 years of service, subject to certain limitations. The Bank's policy is to fund pension costs in accordance with the minimum funding requirement of ERISA and to provide the plan with sufficient assets with which to pay pension benefits to plan participants.

      The Bank performs its pension valuation to coincide with the year-end of the pension plan (September 30th). The Bank estimates that its pension status was not materially different at December 31, 1996 and 1995. The components of net pension expense as determined by the Plan's actuary at the most recent September 30th valuation dates are as follows:

============================================================================================
                                                                      September 30,
                                                           ---------------------------------
(in thousands)                                              1996          1995          1994
--------------------------------------------------------------------------------------------
Service cost--benefits earned during the period            $ 504         $ 429         $ 462
Interest cost on projected benefit obligation                926           904           877
Amortization of unrecognized past service liability           19            19            43
Amortization of unrecognized loss                             37            77            57
Actual return on plan assets                                (975)         (824)         (902)
Amortization of unrecognized transition asset                (95)          (95)          (95)
--------------------------------------------------------------------------------------------
Net pension expense                                        $ 416         $ 510         $ 442
============================================================================================

A comparison of accumulated plan benefit obligation and plan net assets as of the most recent actuarial valuation follows:

======================================================================================================
                                                                                    September 30,
                                                                             -------------------------
(in thousands)                                                                   1996             1995
------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
Accumulated Benefit Obligation (ABO):
 Vested                                                                      $ (9,990)        $(10,195)
 Non-vested                                                                      (264)            (408)
------------------------------------------------------------------------------------------------------
Total ABO                                                                    $(10,254)        $(10,603)
======================================================================================================
Projected benefit obligation                                                 $(12,473)        $(12,726)
Plan assets at fair value (primarily investment trust funds)                   12,875           12,146
------------------------------------------------------------------------------------------------------
Excess (deficiency) of plan assets under projected benefit obligation             402             (580)
Unrecognized transition asset being amortized over 10.46 years                    (64)            (159)
Amount contributed during fourth quarter                                         --                524
Unrecognized loss                                                                 849            1,388
Unrecognized past service liability                                                93              112
------------------------------------------------------------------------------------------------------
Pre-paid pension cost                                                        $  1,280         $  1,285
======================================================================================================

The discount rate used in determining the actuarial value of the projected benefit obligation for the Bank's plan was 7.75% and 7.50% for 1996 and 1995, respectively. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.5% and 8.0% for 1996 and 1995.

Thrift Incentive Plan

The Bank maintains a defined contribution Thrift Incentive Plan in which all regular salaried employees may participate after one year of service and age 21. Under provisions of the plan, the Bank would normally match 50% of a participant's personal contributions up to 6% of the employee's annual compensation for the first five years of plan participation. After five years of plan participation, the Bank would match 100% of a participant's contributions up to 6% of annual compensation.

      Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the ESOP, the Bank temporarily suspended all matching contributions to the Thrift Incentive Plan, in order to comply with the limitations set forth by the Internal Revenue Code. Accordingly, there were no Company contributions for the years ended December 31, 1996, 1995, or 1994.

Other Compensation Plans

The Bank maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank, to ensure that the Bank will have their continued service and assistance in the conduct of its business in the future. These directors have provided, and will continue to provide, expertise that enables the Bank to experience successful growth and development.

Deferred Compensation Plan

The Bank maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. At December 31, 1996 and 1995, this plan maintained $1.0 million and $1.1 million, respectively, of trust-held assets. Trust-held assets at December 31, 1996 and 1995 included $228,000, at cost, of the Company's common stock, representing 18,261 shares. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Financial Condition. The remaining balances in the deferred compensation plan at December 31, 1996 and 1995 of $752,000 and $794,000, respectively, are unfunded and, as such, are reflected in other liabilities in the Company's Consolidated Statements of Financial Condition.

Post-Retirement Health Care Benefits

The Bank offers post-retirement benefits to its retired employees. The plan provides comprehensive medical coverage through a major insurance company, subject to an annual deductible co-payment percentage and an offset against other insurance available to the retiree. The plan covers most medical expenses, including hospital services, doctors' visits, x-rays, and prescription drugs.

      Effective for those retiring after January 1, 1994, retired employees are required to share costs of the plan with the Bank, based upon a formula which takes into account age and years of service.

      The Bank accrues the cost of such benefits during the years an employee renders the necessary service. The table at the top of page 40 sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31, 1996 and 1995.

================================================================================
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION (APBO)
                                                              December 31,
                                                       -------------------------
(in thousands)                                            1996             1995
--------------------------------------------------------------------------------
Retirees and spouses                                   $(3,546)         $(2,841)
Actives fully eligible to retire                           (79)            (137)
Actives not yet fully eligible to retire                (1,000)            (624)
--------------------------------------------------------------------------------
Total APBO                                              (4,625)          (3,602)
--------------------------------------------------------------------------------
Funded status                                           (4,625)          (3,602)
Unrecognized net loss                                      887              292
Unrecognized prior service cost                           (376)            (440)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                   $(4,114)         $(3,750)
================================================================================

The net periodic post-retirement cost for the years ended December 31, 1996 and 1995 was as follows:

================================================================================
                                                               December 31,
                                                          ----------------------
(in thousands)                                             1996            1995
--------------------------------------------------------------------------------
Service cost                                              $110             $ 46
Interest cost                                              333              265
Net amortization of prior service cost                      (4)             (64)
--------------------------------------------------------------------------------
Total expense                                             $439             $247
================================================================================

The health care trend assumptions follow the conventional assumption that there is an upper limit to the relative levels of national health care expenditures, and that a shift to lower levels of inflation will be experienced gradually over the next several years. The cost increase factors equate to an assumption that U.S. health care costs will reach a limit of approximately 16.5% of Gross National Product by the end of this century, and will remain at that level in the future.

      To estimate the December 31, 1996 accumulated post-retirement benefit obligation, health care costs were assumed to increase by approximately 10.0% from 1995 to 1996 and then decrease 0.5% each year thereafter until they reach 5.5%. The weighted-average discount rate and salary increase assumptions were 7.75% and 7.5%, respectively.

      To calculate the 1996 net periodic post-retirement benefit cost, the same assumptions used to calculate the accumulated post-retirement benefit obligation were used.

      The following table sets forth the Bank's accumulated post-retirement benefit obligation, assuming a one percent increase in the aforementioned assumed health care cost trend at December 31, 1996:

================================================================================
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION (APBO)
(in thousands)
--------------------------------------------------------------------------------
Retirees and spouses                                                    $(3,666)
Actives fully eligible to retire                                            (81)
Actives not yet fully eligible to retire                                 (1,033)
--------------------------------------------------------------------------------
Total APBO                                                               (4,780)
--------------------------------------------------------------------------------
Funded status                                                            (4,780)
Unrecognized net loss                                                       887
Unrecognized prior service cost                                            (376)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                                    $(4,269)
================================================================================

The net periodic post-retirement cost, assuming a one percent increase in the aforementioned assumed health care cost trend for the year ended December 31, 1996, would have been as follows:

================================================================================
(in thousands)
--------------------------------------------------------------------------------
Service cost                                                              $ 111
Interest cost                                                               364
Net amortization of prior service cost                                      (24)
--------------------------------------------------------------------------------
Total expense                                                             $ 451
================================================================================

NOTE 13 -- STOCK PLANS

Option Plans

The Board of Directors of the Company adopted the following stock option plans which became effective upon the conversion of the Bank from mutual to stock form:

Stock Option Plan

Under the Stock Option Plan, 568,100 stock options (as adjusted for the two stock splits) which expire ten years from the date of grant, November 23, 1993, have been granted to the executive officers and employees of the Company and its affiliate, the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to $12.50 per share, which is the initial public offering price as adjusted for the two splits. Options vest in whole or in part over 3 to 5 years from the date of issuance. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Compensation Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights granted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a Limited Right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option ($12.50) and the fair market value of the underlying shares of common stock. In 1996, 31,456 options granted under the Stock Option Plan were exercised; 4,675 options were exercised in 1995; and 397 options were exercised in 1994. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. The number of vested options exercisable at December 31, 1996 was 438,104.

Stock Option Plan for Outside Directors
("Directors' Option Plan")

Each member of the Board of Directors who is not an officer or employee of the Company or the Bank was granted non-statutory options to purchase shares of the Company's common stock based upon length of service. In addition, active Directors Emeritus were each granted non-statutory options to purchase shares of the common stock. In the aggregate, members of the Board of Directors and active Directors Emeritus of the Company were granted options to purchase 305,900 shares (as adjusted for the two stock splits) of the common stock of the Company at an exercise price equal to $12.50 per share, which is the initial public offering price as adjusted to reflect the splits, with Limited Rights. All options granted under the Directors' Option Plan, including Limited Rights attached thereto, expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. For the years ended December 31, 1996, 1995, and 1994, respectively, 35,565, 19,821, and 0 options were exercised. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. All of the options granted under the Directors' Option Plan were exercisable one year after grant.

Stock Plans

Effective upon the conversion, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service:

Employee Stock Ownership Plan
("ESOP") and Supplemental Employee
Retirement Plan ("SERP")

In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 1,376,551 shares (as adjusted for the two stock splits). The loan will be repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 20 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid by the Company on stock held in the unallocated stock account. At December 31, 1996, the loan had an outstanding balance of $14.3 million and a fixed interest rate of 6.0%. Interest expense for the obligation was $1.0 million for the year ended December 31, 1996. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $1.9 million for the year ended December 31, 1996. Dividends and investment income received on ESOP shares used for debt service amounted to $959,000. Benefits will vest on a seven-year basis, starting with 20% in year three and continuing each year thereafter. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

      Forfeitures will be reallocated among participating employees, in the same proportion as contributions. Benefits are payable upon death, retirement, disability, or separation from service and may be payable in cash or stock.

      The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and shares held in the suspense account are voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock. Shares allocated to participants were 136,452 and 104,091 for the periods ended December 31, 1996 and 1995, respectively. At December 31, 1996, there were 984,387 shares remaining for future allocation, with a market value of $46.6 million. The Bank recognizes compensation expense based on the average market price during the year at the date of allocation of the common stock for the ESOP Plan. The Company recorded compensation expense for the ESOP Plan of $3.2 million, $2.3 million, and $1.8 million for the years ended December 31, 1996, 1995, and 1994, respectively.

      The Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provides additional unfunded, non-qualified benefits to certain participants of the ESOP in the form of common stock. At December 31, 1996, 1995, and 1994, this plan maintained $1.2 million, $102,000 and $70,000, respectively, of trust-held assets, based upon the cost of assets at the time of purchase. Trust-held assets consist entirely of Company common stock, which represented 23,593 and 5,423 shares at December 31, 1996 and 1995, respectively. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Financial Condition. The Company recorded compensation expense for the SERP of $1.1 million, $32,000, and $70,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

Recognition and Retention Plans
and Trusts ("RRPs")

The purpose of the RRPs is to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 437,000 shares (as adjusted for the two stock splits) of the common stock in the conversion, substantially all of which have been awarded. Such amount represents deferred compensation and has been accounted for as a reduction of stockholders' equity. Awards vested at a rate of 33 1/3% per year for directors, commencing on November 23, 1994, and vest at a rate of 20% per year for officers and employees, commencing on January 1, 1995. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. Pursuant to the RRPs, 312,909 shares of common stock were vested at December 31, 1996. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRP. The Company recorded compensation expense for the RRP Plan of $1.1 million, $1.1 million, and $1.4 million for the years ended December 31, 1996, 1995, and 1994, respectively.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 1996 and 1995:

=================================================================================================================
                                                                             December 31,
                                                   --------------------------------------------------------------
                                                                1996                             1995
                                                   ----------------------------       ---------------------------
                                                     Carrying         Estimated       Carrying          Estimated
(in thousands)                                          Value        Fair Value          Value         Fair Value
-----------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                        $   21,045        $   21,045        $ 38,990        $   38,990
  Securities held to maturity                          86,495            86,483          78,016            78,151
  Mortgage-backed securities held to maturity          73,732            74,192          92,868            93,474
  Loans, net                                        1,146,152         1,185,853         994,803         1,029,509
FINANCIAL LIABILITIES:
  Deposits                                         $1,023,930        $1,028,386        $932,140        $  933,271
  FHLB borrowings                                      81,393            81,393          46,077            46,077
  Mortgagors' escrow                                    7,356             7,356           7,804             7,804
=================================================================================================================

The methods and significant assumptions used to estimate fair values pertaining to the Company's financial instruments are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash and Federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or mature overnight.

Securities and Mortgage-Backed Securities Held to Maturity

Estimated fair values are based principally on market prices or dealer quotes. Certain fair values are estimated using market prices of similar securities.

Loans

The loan portfolio is segregated into various components for valuation purposes in order to group loans based on their significant financial characteristics, such as loan type (mortgages or other) and payment status (performing or non-performing). Fair values are estimated for each component using a valuation method selected by management.

      The estimated fair values of performing residential mortgage loans, commercial real estate loans, and consumer loans are computed by discounting the anticipated cash flows from the respective portfolios. The discount rates reflect current market rates for loans with similar terms to borrowers of similar credit quality.

      The estimated fair values of non-performing residential and commercial mortgage loans are based on recent collateral appraisals or management's analysis of estimated cash flows, discounted at rates commensurate with the credit risk involved.

      The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates which are the most reflective of the Company's loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than those determined in formal trading marketplaces. As such, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities.

      These estimated fair values do not include the intangible value of core deposit relationships which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships provide a relatively stable, low-cost funding source which has a substantial intangible value separate from the value of the deposit balances.

FHLB Borrowings

The carrying value of borrowings approximates fair value in the financial statements, as these instruments are short-term.

Other Receivables and Payables

The estimated fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 1996 or 1995.

NOTE 15 -- RESTRICTIONS ON THE BANK

Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the approval of the Superintendent of the New York State Banking Department is required if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all Federal and state taxes. In 1996, the Bank declared dividends to its parent aggregating $38.0 million, which did not exceed net profits for 1994 through 1996.

NOTE 16 -- PARENT COMPANY-ONLY FINANCIAL INFORMATION

Queens County Bancorp, Inc. operates a wholly-owned subsidiary, Queens County Savings Bank. The earnings of the Bank are recognized by the Company using the equity method of accounting. Accordingly, earnings of the Bank are recorded as an increase in the Company's investment in the Bank.

      Following are the condensed financial statements for Queens County Bancorp, Inc. (parent company-only):

================================================================================
CONDENSED STATEMENTS OF CONDITION
                                                                December 31,
                                                           --------------------
(in thousands)                                                 1996        1995
-------------------------------------------------------------------------------
ASSETS
Cash                                                       $    339    $    155
Money market investments                                         62          62
Investment in and advances to Queens County Savings Bank    211,028     217,413
-------------------------------------------------------------------------------
Total assets                                               $211,429    $217,630
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses                                           $   --      $   --
Stockholders' equity                                        211,429     217,630
-------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $211,429    $217,630
===============================================================================

==============================================================================================================
CONDENSED STATEMENTS OF INCOME
                                                                               Years Ended December 31,
                                                                      ----------------------------------------
(in thousands)                                                            1996            1995            1994
--------------------------------------------------------------------------------------------------------------
Interest income from Queens County Savings Bank                       $  3,786         $ 5,273        $  2,731
Other interest income                                                        8               3             476
Dividends from Queens County Savings Bank                               38,000              --          34,000
--------------------------------------------------------------------------------------------------------------
Total income                                                            41,794           5,276          37,207
Operating expense                                                          273             233             226
--------------------------------------------------------------------------------------------------------------
Income before income tax and equity in undistributed earnings           41,521           5,043          36,981
Income tax expense                                                         150             163             150
--------------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of
 Queens County Savings Bank                                             41,371           4,880          36,831
Equity in undistributed earnings of Queens County Savings Bank         (20,432)         15,303         (18,081)
--------------------------------------------------------------------------------------------------------------
  Net income                                                          $ 20,939         $20,183        $ 18,750
==============================================================================================================

===============================================================================================================
CONDENSED STATEMENTS OF CASH FLOWS
                                                                               Years Ended December 31,
                                                                     ------------------------------------------
(in thousands)                                                           1996             1995             1994
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $ 20,939         $ 20,183         $ 18,750
  Equity in undistributed earnings of the Bank not provided for        20,432          (15,303)          18,081
  Increase in other liabilities                                            --              (73)              73
  Increase in other assets                                                 --               --              327
  Amortization of premium                                                  --               --              102
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              41,371            4,807           37,333
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Maturities of held-to-maturity securities                                --               --           19,000
  Payments for investments in and advances to subsidiaries            (42,761)         (11,362)         (66,682)
  Repayment from investments in and advances to subsidiaries           35,231           17,921            3,161
---------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                    (7,530)           6,559          (44,521)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of Treasury stock                                          (28,825)          (9,963)          (7,235)
  Dividends paid                                                       (5,669)          (1,632)            (603)
  Exercise of stock options                                               837              306                5
---------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (33,657)         (11,289)          (7,833)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      184               77          (15,021)
Cash and cash equivalents at beginning of year                            217              140           15,161
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $    401         $    217         $    140
===============================================================================================================

NOTE 17 -- REGULATORY MATTERS

The Bank is subject to regulation, examination, and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation (the "Regulators"). The Bank is also governed by numerous Federal and State laws and regulations, including the FDIC Improvement Act of 1991 ("FDICIA"). Among other matters, FDICIA established five capital categories ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's semi-annual FDIC deposit insurance premium assessments. The Bank's capital amounts and classification are also subject to qualitative judgments by the Regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table at the top of page 46) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual capital amounts and ratios are also presented in the table on the following page.

===============================================================================================================================
                                                                               As of December 31, 1996
                                                   ----------------------------------------------------------------------------
                                                                                                         To Be Well Capitalized
                                                                                  For Capital           Under Prompt Corrective
                                                          Actual               Adequacy Purposes           Action Provisions
                                                   ----------------------------------------------------------------------------
(dollars in thousands)                              Amount       Ratio         Amount       Ratio         Amount        Ratio
-------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $137,044      17.4%        $ 63,091     =>8.0%        $ 78,868     =>10.0%
Tier 1 capital (to risk-weighted assets)            127,685      16.2           31,545     =>4.0           47,318     => 6.0
Tier 1 leverage capital (to average assets)         127,685       9.7           39,681     =>3.0           66,135     => 5.0
===============================================================================================================================


===============================================================================================================================
                                                                               As of December 31, 1995
                                                   ----------------------------------------------------------------------------
                                                                                                         To Be Well Capitalized
                                                                                  For Capital           Under Prompt Corrective
                                                          Actual               Adequacy Purposes           Action Provisions
                                                   ----------------------------------------------------------------------------
(dollars in thousands)                              Amount       Ratio         Amount       Ratio         Amount        Ratio
-------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $149,490      23.2%        $ 51,441     =>8.0%        $ 64,302     =>10.0%
Tier 1 capital (to risk-weighted assets)            141,452      22.0           25,721     =>4.0           38,581     => 6.0
Tier 1 leverage capital (to average assets)         141,452      12.0           35,497     =>3.0           59,161     => 5.0
===============================================================================================================================


Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.




NOTE 18 -- QUARTERLY FINANCIAL DATA (UNAUDITED)


Selected quarterly financial data for the fiscal years ended December 31, 1996 and 1995 follows:

===============================================================================================================================
                                                             1996                                         1995
                                         ------------------------------------------    ----------------------------------------
(in thousands, except per share data)        4th        3rd         2nd         1st        4th        3rd        2nd        1st
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                      $14,863    $14,406     $14,443     $13,808    $13,141    $12,743    $12,842    $13,182
(Reversal of) provision
 for loan losses                              --         --      (2,000)         --         --         --         75         75
Other operating income                       861        628         470         486        481        412      1,646        494
Operating expense                          6,547      5,733       5,533       5,457      5,333      5,187      6,511      5,841
-------------------------------------------------------------------------------------------------------------------------------
Income before income
 tax expense                               9,177      9,301      11,380       8,837      8,289      7,968      7,902      7,760
Income tax expense                         5,364      3,699       5,115       3,578      2,994      2,753      2,942      3,048
-------------------------------------------------------------------------------------------------------------------------------
  Net income                             $ 3,813    $ 5,602     $ 6,265     $ 5,259    $ 5,295    $ 5,215    $ 4,960    $ 4,712
===============================================================================================================================
  Net income per
    common share(a)                        $0.54      $0.78       $0.83       $0.68      $0.68      $0.68      $0.64      $0.60
===============================================================================================================================
Cash dividends declared
 per common share(a)                        0.25       0.25        0.20        0.14       0.11       0.04       0.04       0.04
===============================================================================================================================
Average common shares
 and equivalents
 outstanding(a)                            6,999      7,226       7,571       7,699      7,763      7,701      7,816      7,896
===============================================================================================================================
Stock price per
 common share(a):
High                                      $49.38     $38.06      $36.75      $33.00     $32.25     $30.19     $24.94     $22.88
Low                                        36.88      35.16       32.25       29.25      28.69      23.54      20.63      18.19
Close                                      47.38      37.25       36.75       33.00      29.67      29.91      23.81      21.19
===============================================================================================================================

(a) Reflects shares issued as a result of a four-for-three stock split on August 22, 1996.

Management's Responsibility for Financial Reporting

Queens County Bancorp, Inc., 38-25 Main Street, Flushing, New York 11354

To Our Shareholders:

Management has prepared, and is responsible for, the consolidated financial statements and related financial information included in this annual report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and reflect management's judgments and estimates with respect to certain events and transactions. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

Management is responsible for maintaining a system of internal control and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements, that they are executed in accordance with management's authorizations, and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 1996, this system of internal control was adequate to accomplish the intended objectives.

The Audit Committee of the Board of Directors, composed of non-management directors, meets periodically with the Company's independent certified public accountants, its internal auditors, and management to discuss auditing, internal accounting controls, and financial reporting matters, and to ensure that each is properly discharging its responsibilities. Both the independent certified public accountants and the internal auditors have free access to the Committee without management being present.



/s/ Joseph R. Ficalora

Joseph R. Ficalora
Chairman, President, and Chief Executive Officer

January 21, 1997



Independent Auditors' Report

To the Board of Directors
Queens County Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Queens County Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Queens County Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP


New York, New York

January 21, 1997