Form 10-K405, Exhibit 13
period 1997-12-31
QUEENS COUNTY BANCORP INC
filed 1998-03-30
CIK 910073

Financial Highlights


--------------------------------------------------------------------------------------------------------------------------------
  (dollars in thousands, except share data)                   1997           1996           1995           1994           1993
--------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31
Net interest income                                        $62,398        $57,520        $51,908        $54,615        $46,391
(Reversal of) provision for loan losses                         --         (2,000)           150          1,200          4,700
Other operating income                                       2,305          2,445          3,033          1,971          1,884
Operating expense                                           27,084         23,271         22,871         23,047         21,417
Income tax expense                                          14,355         17,755         11,737         13,589         10,035
Net income(1)                                               23,264         20,939         20,183         18,750         12,123
Earnings per share(2)(3)                                     $1.71          $1.35          $1.21          $1.05          $0.72(4)
Diluted earnings per share(2)(3)                              1.60           1.28           1.16           1.02           0.72(4)
Dividends paid(2)                                             0.61           0.37           0.10           0.04           N.A.

AT DECEMBER 31
Total assets                                            $1,603,269     $1,358,656     $1,240,882     $1,166,024     $1,089,686
Loans, net                                               1,395,003      1,146,152        994,803        937,550        781,023
Allowance for loan losses                                    9,431          9,359         11,359         11,268         10,320
Securities held to maturity                                 94,936         86,495         78,016         79,017         94,330
Mortgage-backed securities held to maturity                 49,781         73,732         92,868        107,451        129,230
Deposits                                                 1,069,161      1,023,930        932,140        840,220        827,240
FHLB borrowings                                            309,664         81,393         46,077         83,304             --
Stockholders' equity                                       170,515        211,429        217,630        205,279        192,831
Book value per share(2)(5)                                  $13.23         $14.14         $13.30         $12.06         $10.80
Common shares outstanding(2)                            14,912,791     17,167,732     18,882,900     19,777,318     20,648,250

SELECTED FINANCIAL RATIOS
Return on average assets                                      1.61%          1.63%          1.72%          1.71%          1.24%
Return on average stockholders' equity                       12.95          10.10           9.70           9.40          11.25
Stockholders' equity to total assets                         10.64          15.56          17.54          17.61          17.70
Interest rate spread                                          3.84           3.88           3.80           4.49           4.49
Net interest margin                                           4.45           4.63           4.58           5.13           4.92
Operating expense to average assets                           1.88           1.82           1.95           2.10           2.19
Efficiency ratio                                             41.86          38.81          41.63          40.73          44.36
Average interest-earning assets to average
  interest-bearing liabilities                                1.16x          1.21x          1.22x          1.24x          1.14x

ACTUAL CONTRIBUTIONS TO STOCKHOLDERS'
EQUITY AND RESULTANT CASH EARNINGS DATA(1)
Earnings                                                   $35,399        $27,458        $23,640        $21,990        $13,261
Earnings per share(2)(3)                                     $2.60          $1.77          $1.42          $1.23          $0.79(4)
Diluted earnings per share(2)(3)                              2.43           1.68           1.36           1.20           0.79(4)
Return on average assets                                      2.46%          2.14%          2.02%          2.00%          1.36%
Return on average stockholders' equity                       19.71          13.24          11.36          11.03          12.31
Operating expense to average assets                           1.37           1.39           1.66           1.80           2.08
Efficiency ratio                                             30.47          28.83          35.43          35.00          42.01

ASSET QUALITY RATIOS
Non-performing loans to loans, net                            0.55%          0.84%          0.78%          0.76%          1.51%
Non-performing assets to total assets                         0.54           0.76           0.69           0.69           1.16
Allowance for loan losses to non-performing loans           122.61          96.90         145.76         158.46          87.79
Allowance for loan losses to loans, net                       0.68           0.82           1.14           1.20           1.32
Allowance for loan losses to net accumulated
  charge-offs for the past 10 years                         661.36         625.00         759.00         783.04         869.42

REGULATORY CAPITAL RATIOS (BANK ONLY)(6)
Leverage capital ratio                                        9.30%          9.65%         11.95%         10.66%         14.42%
Tier 1 risk-based capital ratio                              14.32          16.19          21.95          22.74          29.03
Total risk-based capital ratio                               15.26          17.38          23.20          23.99          30.28
================================================================================================================================

(1) The 1996 amount includes a non-recurring tax charge of $1.8 million, of which $1.3 million was reversed in 1997.
(2) Reflects shares issued as a result of a 3-for-2 stock split on September 30, 1994, a 4-for-3 stock split on August 22, 1996, and 3-for-2 stock splits on April 10, 1997 and October 1, 1997.
(3) Reflects the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."
(4) Represents net income per common share for the period from the conversion on November 23, 1993 to December 31, 1993, as adjusted for the stock splits listed in footnote 2.
(5) Excludes unallocated ESOP shares.
(6) Capital ratios for 1997, 1996, and 1994 reflect the transfer of $16.0 million, $38.0 million, and $34.0 million, respectively, from the Bank to the Company.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

Queens County Bancorp, Inc. (the "Company") was incorporated on July 20, 1993 to serve as the holding company for Queens County Savings Bank (the "Bank"), the first savings bank to be chartered by the State of New York in the New York City Borough of Queens. Headquartered in Flushing, New York, the Bank has a lengthy tradition of service, dating back to April 14, 1859.

      Today, the Bank serves its depositors through a network of twelve locations, including ten full-service branch offices and two customer service centers that are located inside 24-hour stores. The latter two sites were opened in 1996, along with one full-service branch office; all three were accretive to earnings in 1997. In recent years, the Company has also made a practice of opening branches at sites that were previously operated by commercial banking institutions. This practice was continued in 1997 with the relocation and transition of a third customer service center into a full-service branch in the Murray Hill section of Queens. Of the Bank's locations, one is in Nassau County and the remainder are in Queens.

      The funds provided by the Bank's deposits are invested, together with funds from other sources, into the origination of residential mortgage loans. In 1997, the Bank reinforced its position as a leading mortgage lender with originations of $453.1 million, boosting mortgage loans outstanding to $1.4 billion at year-end. The market for the Company's loans extends into the neighboring boroughs of New York City, with Manhattan and Brooklyn accounting for the largest loan balances after Queens. The majority of the Company's loans are secured by multi-family buildings; at December 31, 1997, such loans accounted for 79.4% of the total mortgage loan portfolio.

      While achieving new levels of mortgage loan production, the Company has sustained its record of asset quality. In 1997, the Company recorded its tenth consecutive quarter without any net charge-offs and experienced reductions in the level of non-performing loans. In addition, the multi-family mortgage loan portfolio remained fully performing at December 31st.

      The combination of asset quality and volume loan production contributed to a year of solid earnings growth. In 1997, the Company reported an 11.1% rise in net income to $23.3 million and a 28.9% rise in cash earnings to $35.4 million from the levels recorded in 1996. Cash earnings represent the contribution made to capital by the Company's operations; the extent of this contribution is reflected in its 1997 cash return on average assets and cash return on average stockholders' equity, which equaled 2.46% and 19.71%, respectively.

      The value generated by the Company's fundamental performance has been enhanced by the value created through its capital management strategies. In 1997, two 3-for-2 stock splits were declared by the Board of Directors, resulting in the issuance of two 50% stock dividends, on April 10th and October 1st. The cash dividend was also raised by the Board in 1997, with an 80% increase recorded over the course of the year. In addition, the Board of Directors conveyed its confidence in the Company's future performance by expanding the Company's authorization to repurchase shares. The Company bought back 2,547,326 shares in 1997, bringing to 6,268,169 the total number repurchased since the fourth quarter of 1994.

      While trading activity tends to reflect both external and internal factors, the Company's capital management strategies and fundamental performance were rewarded by a 92.3% increase in the value of the Company's shares year over year. At December 31, 1997, shares of Queens County Bancorp closed at a record high of $40.50, as compared to $21.06 at December 31, 1996.

      The Company's 1997 financial results are discussed in detail on the following pages and are occasionally accompanied by forward-looking statements with regard to the Company's prospective goals and strategies. Such forward-looking statements are based on management's current expectations regarding a range of issues that may impact the Company's performance in future periods. Factors that could cause future results to vary from current expectations include, but are not limited to, general economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and various other economic, competitive, governmental, regulatory, and technological issues that could affect the Company's operations, pricing, products, and services.

Financial Condition

Balance Sheet Summary

The Company recorded total assets of $1.6 billion at December 31, 1997, representing a $244.6 million, or 18.0%, increase from the level recorded at December 31, 1996. The primary source of asset growth was a $250.4 million, or 21.9%, rise in mortgage loans outstanding to $1.4 billion, sparked by $453.1 million in originations, which exceeded the 1996 level by 49.4%. Of the $453.1 million in loans originated in 1997, $418.9 million, or 92.4%, were secured by multi-family properties. Buoyed by the record level of originations, the portfolio of multi-family mortgage loans rose 34.7% to $1.1 billion at December 31, 1997, representing 79.4% of outstanding mortgage loans.

      The balance of the Company's mortgage loan portfolio consisted of $224.3 million in loans secured by one-to-four family homes, down $32.6 million from the year-earlier level; $61.7 million in loans secured by commercial real estate, down $1.7 million; and construction loans of $1.5 million, down $60,000. At December 31, 1997, 92.8% of the Company's mortgage loan portfolio featured adjustable rates, including $1.1 billion, or 96.2%, of multi-family mortgage loans.

      While achieving a record level of mortgage loan originations, the Company also extended its record of asset quality. In addition to recording its tenth consecutive quarter without any net charge-offs, the Company achieved reductions in non-performing loans and assets and maintained the fully performing status of its multi-family mortgage loan portfolio. Non-performing loans declined to $7.7 million, or 0.55% of loans, net, at December 31, 1997, from $9.2 million (or 0.68% of loans, net) and $9.7 million (or 0.84% of loans, net), respectively, at September 30, 1997 and December 31, 1996. Foreclosed real estate totaled $1.0 million, as compared to $1.4 million and $627,000, respectively, at the earlier dates. As a result, non-performing assets declined to $8.7 million, or 0.54% of total assets, at December 31, 1997, from $10.6 million, or 0.69% of total assets, at September 30, 1997 and from $10.3 million, or 0.76% of total assets, at December 31, 1996.

      In view of the quality of the Company's loan portfolio, the loan loss provision was suspended for the tenth consecutive quarter, maintaining the allowance for loan losses at $9.4 million after recoveries of $72,000 were recorded in the second quarter of the year. The allowance represented 122.61% of non-performing loans at December 31, 1997, and 0.68% of loans, net, at that date. More significantly, the ratio of the allowance for loan losses to net accumulated charge-offs over the past decade equaled 661.36%.

      To supplement its portfolio of mortgage loans, the Company makes various other investments. At December 31, 1997, these included $10.8 million in other loans, down $1.5 million from the year-earlier level; $94.9 million in securities held to maturity, up $8.4 million; $49.8 million in mortgage-backed securities held to maturity ("mortgage-backed securities"), down $24.0 million, and $6.0 million in money market investments, down $1.0 million. In addition, the Company had $2.6 million in securities available for sale at year-end 1997.

      Deposits rose $45.2 million to $1.1 billion, primarily reflecting a $52.2 million increase in certificates of deposit ("CDs") to $703.9 million, as well as a $4.2 million increase in non-interest-bearing accounts to $29.2 million. These increases offset a reduction of $9.7 million in the year-end balance of savings accounts to $268.1 million and a decline of $1.5 million in the balance of NOW and money market accounts to $67.9 million. To fund the high volume of mortgage loan originations in 1997, the Company increasingly utilized its line of credit with the Federal Home Loan Bank of New York ("FHLB"). FHLB borrowings rose to $309.7 million at December 31, 1997 from $81.4 million at December 31, 1996.

      Stockholders' equity totaled $170.5 million at December 31, 1997 and $211.4 million at December 31, 1996, representing 10.64% and 15.56%, respectively, of total assets at said dates. The difference primarily reflects the allocation of $68.1 million in 1997 toward the repurchase of 2,547,326 shares at an average price of $26.73 per share. Also reflected in the 1997 amount are net income of $23.3 million and $12.1 million in non-cash expenses that were added back to capital (resulting in cash earnings of $35.4 million), less dividends paid and options exercised of $11.3 million. Book value was $13.23 per share at December 31, 1997, based on 12,891,389 shares.

      The Company's capital strength is further reflected in the excess of the Bank's regulatory capital ratios over the minimum levels required by the Federal government. At December 31, 1997, the Bank's leverage capital amounted to $143.9 million, or 9.30% of adjusted average assets, while its Tier 1 and total risk-based capital amounted to $143.9 million and $153.3 million, representing 14.32% and 15.26% of risk-weighted assets, respectively.

Loans

In 1997, the Company reinforced its position as one of the region's leading mortgage lenders with the origination of $453.1 million in mortgage loans. Exceeding the year-earlier level by $150.1 million, the Company's 1997 originations boosted the portfolio of mortgage loans to $1.4 billion, representing a 21.9% increase from the level recorded at December 31, 1996. The significance of the portfolio is readily apparent: mortgage loans represented 87.0% of total assets at year-end 1997, and generated more than 92% of interest income for the year.

      The origination of mortgage loans is the Company's primary business and the multi-family market, increasingly, its primary niche. Of the $1.4 billion in loans outstanding at year-end, $1.1 billion were secured by multi-family buildings, reflecting 1997 originations of $418.9 million, or 92.4% of originations in the twelve-month period. In 1996, when multi-family mortgage loan originations totaled $273.4 million, the Company was identified by National Mortgage News as one of the top ten multi-family mortgage lenders in the United States.

      The emphasis on multi-family mortgage loans is based on two considered factors: their contribution to earnings and to asset quality. The yields on multi-family mortgage loans tend to be higher than the yields on one-to-four family mortgages, and the quality of such mortgages has been exceptional to date. In fact, the portfolio of multi-family mortgage loans was fully performing at both December 31, 1997 and 1996.

      Originated in a market that extends beyond Queens into the neighboring boroughs of New York City, multi-family mortgage loans are secured by two types of buildings: cooperative apartment buildings and rental properties. By definition, a multi-family building has five or more units; as an indication of the scope of this market, there are more than 311,000 such buildings in Queens County alone. At December 31, 1997, 48.9% of the Company's multi-family mortgage loans were secured by properties in Queens County; another 21.6% and 17.4% were secured by properties in Manhattan and Brooklyn, respectively. The remainder of the portfolio is secured by properties scattered throughout the remaining boroughs and the suburban counties of Nassau, Suffolk, and Westchester. The average loan in the portfolio at year-end 1997 was for $1.2 million; the average loan-to-value ratio was 53%.


8     QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================
Loan Portfolio Analysis


  At December 31,                       1997                          1996                          1995
-------------------------------------------------------------------------------------------------------------------
                                               Percent                       Percent                       Percent
  (dollars in thousands)        Amount        of Total        Amount        of Total         Amount       of Total
-------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                $  224,287           15.96%   $  256,904           22.21%   $  288,470           28.64%
  Multi-family               1,107,374           78.78       822,364           71.10       641,564           63.70
  Commercial real estate        61,740            4.39        63,452            5.49        62,003            6.16
  Construction                   1,538            0.10         1,598            0.14         1,205            0.12
-------------------------------------------------------------------------------------------------------------------
Total mortgage loans         1,394,939           99.23     1,144,318           98.94       993,242           98.62
-------------------------------------------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment          5,041            0.36         5,764            0.50         6,684            0.66
  Home equity                    2,386            0.17         2,819            0.24         3,069            0.31
  Passbook savings                 312            0.02           375            0.03           470            0.05
  Student                            8              --            24              --           116            0.01
  Other                          3,048            0.22         3,293            0.29         3,522            0.35
-------------------------------------------------------------------------------------------------------------------
Total other loans               10,795            0.77        12,275            1.06        13,861            1.38
-------------------------------------------------------------------------------------------------------------------
Total loans                  1,405,734          100.00%    1,156,593          100.00%    1,007,103          100.00%
-------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts            19                            24                            29
      Net deferred loan
       origination fees          1,281                         1,058                           912
      Allowance for loan
       losses                    9,431                         9,359                        11,359
-------------------------------------------------------------------------------------------------------------------
Loans, net                  $1,395,003                    $1,146,152                    $  994,803
===================================================================================================================

      In support of management's emphasis on interest rate sensitive assets, 96.20% of the multi-family mortgage loan portfolio featured adjustable rates at year-end 1997. The Company's multi-family mortgage loans are typically originated for a term of ten years at a rate of interest that adjusts annually in each of years six through ten, but either steps up annually or is fixed in years one through five. While the majority of loans originated prior to 1996 featured the step-up rate of interest, the majority of loans originated since then have featured the first-five-year fixed rate. Still, in the four quarters of 1998, $125.0 million, $84.7 million, $60.8 million, and $98.6 million, respectively, in multi-family mortgage loans are scheduled to reprice upward, for a total of $369.1 million over the next twelve months. While the current interest rate environment has fostered an industry-wide increase in mortgage prepayments, the Company has, to date, experienced fewer pre-payments than might be expected, due to the penalties embedded in the terms of its multi-family mortgage loans. Such prepayment penalties range from five points to two in the first five years of the mortgage and apply to both the step-up and first-five-year fixed rate loan.

      In 1997, as a means of further enhancing earnings, the Company initiated the sale of multi-family mortgage loans to a third party, with servicing retained as a means of bolstering fee income in future periods. Included in the $418.9 million in multi-family mortgage loans originated in 1997 were $13.6 million in loans sold in the fourth quarter of the year. Although the extent of this program has not yet been determined, management anticipates that the sale of loans will continue in 1998.

      While the Company's primary focus is on the multi-family real estate market, it also maintains a portfolio of one-to-four family mortgage loans. At December 31, 1997, one-to-four family mortgage loans represented $224.3 million, or 16.1%, of mortgage loans outstanding, down $32.6 million from the year-end 1996 level after originations of $22.9 million. The majority of the Company's one-to-four family mortgage loans are secured by properties in Queens and Nassau County, and are originated on a limited documentation basis, in keeping with the preference of its customer base. Such borrowers' applications are approved on the basis of a credit report, a thorough property appraisal, and, when furnished, verification of financial assets. Limited documentation loans are made at higher rates of interest than those providing full documentation, and require a higher down payment, thus reducing credit risk.

      The majority of the Company's one-to-four family mortgage loans are made at rates that adjust on an annual basis, with a smaller number adjusting at two- or three-year intervals. At December 31, 1997, 80.9% of the one-to-four family portfolio consisted of loans originated on an adjustable basis; the balance consists of seasoned loans originated more than 20 years ago. While the Bank also originates one-to-four family fixed rate loans to address the demands of its market, such loans are sold into the secondary market and the servicing retained as a source of fee income.

      In addition to residential mortgage loans, the Company originates a modest number of commercial real estate mortgages and an even more modest number of construction loans. At December 31, 1997, commercial real estate loans totaled $61.7 million, down $1.7 million after originations of $10.2 million. Similarly, construction loans declined $60,000 to $1.5 million after originations of $1.1 million. The commercial real estate mortgage portfolio was 75.3% adjustable at December 31, 1997, while 100% of construction loans were made at adjustable rates. All told, the percentage of total mortgage loans featuring adjustable rates at December 31, 1997 was 92.8%.

      As a service to its depositors, the Bank also provides a range of consumer lending products, reflected on the balance sheet as "other loans." At December 31, 1997, the portfolio totaled $10.8 million, down from $12.3 million at December 31, 1996. Loans on individual cooperative apartment units accounted for 46.7% of other loans at year-end 1997, while home equity loans accounted for 22.1%.

      At December 31, 1997, the Company had $102.3 million in outstanding mortgage loan commitments, setting the stage for a strong first quarter of 1998. This said, it should be noted that the Bank's ability to close these loans--and to originate a like volume of loans in future quarters--may be adversely influenced by heightened competition, a change in the interest rate envi-ronment, and the impact of these factors on the level of loan demand.

Asset Quality

The Company's emphasis on mortgage loan origination is coupled with an emphasis on asset quality. In 1997, this focus was rewarded with reductions in the level of non-performing loans and assets and the continued flawless performance of the multi-family mortgage loan portfolio. In addition, the Company recorded ten consecutive quarters without any net charge-offs, bringing the average for the past decade to a mere $140,000 per year.

      Non-performing loans declined to $7.7 million, or 0.55%, of loans, net, at December 31, 1997, from $9.2 million (or 0.68% of loans, net) and $9.7 million, (or 0.84% of loans, net) at September 30, 1997 and December 31, 1996, respectively. Included in the December 31, 1997 amount were 40 mortgage loans in foreclosure totaling $6.1 million (down from $6.8 million and $6.9 million, respectively, at the earlier dates) and 28 mortgage loans 90 days or more delinquent of $1.6 million (down from $2.4 million and $2.8 million, respectively). All of these loans are secured by one-to-four family residences, primarily located in the borough of Queens.

      Foreclosed real estate totaled $1.0 million at December 31, 1997, as compared to $1.4 million and $627,000, respectively, at September 30, 1997 and December 31, 1996. The 1997 amount consisted of three one-to-four family residences and one commercial real estate parcel; all of these properties are currently being marketed for sale. Non-performing assets thus declined to $8.7 million, or 0.54% of total assets, at December 31, 1997, from $10.6 million (or 0.69% of total assets) and $10.3 million (or 0.76% of total assets) at the earlier dates.

      The Company also maintains a portfolio of real estate held for investment, which is included in "other assets" on the balance sheet. At December 31, 1997, the portfolio consisted of 13 one-to-four family properties totaling $1.4 million; all of these properties have been profitably rented and are generating an average rate of return to the Bank of 8.17%.

      The consistency and quality of the portfolio's performance is rooted in the conservative underwriting standards the Company maintains. The decision to approve a loan is based on several factors, extending beyond the quality of the borrower's credit report. In the case of multi-family mortgage loans, management looks at the appraised value of the property that collateralizes the credit, as well as the property's ability to provide a consistent income stream. The condition of the property is another essential factor: each multi-family building is inspected from rooftop to basement by a member of the Board of Director's Real Estate and Mortgage Committee, together with a member of the senior management team. In the case of limited documentation loans on one-to-four family homes, approval depends on a thorough property appraisal and the verification of financial assets, when available.

      Credit risk is further reduced by placing limitations on the amount of credit granted to a borrower. While the Bank will lend up to 75% of appraised value on one-to-four family homes and multi-family properties, the loan-to-value ratio on its loans is more typically in the range of 50% to 55%. In addition, the Company tends to originate loans within its local market, primarily through brokers with whom the Bank has an established relationship.

      The care with which each loan is underwritten is mirrored in the attention provided once a loan has closed. While problem loans have been minimal, the Bank has set procedures to ensure that problems, when they do occur, are quickly identified and addressed. In the case of multi-family mortgage loans, personal contact is made with the borrower within 20 days of non-payment; in the case of one-to-four family mortgage loans, contact is made within 30 days.

      Notwithstanding the efforts made to originate quality assets, management cannot guarantee that problems will not occur. A borrower's ability to fulfill his obligations may be impacted by personal circumstances, or by changes in real estate values or the local economy. Accordingly, the Company has established a $9.4 million allowance for loan losses that represented 122.61% of non-performing loans and 0.68% of loans, net, at December 31, 1997. For more information regarding the coverage provided, see the asset quality analysis that follows and the discussion of the loan loss provision on page 21 of this report.


10    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================
Asset Quality Analysis


  At or For the Year Ended December 31,
------------------------------------------------------------------------------------------------------------------
  (dollars in thousands)                                  1997        1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year                          $9,359     $11,359      $11,268      $10,320      $ 6,062
  Loan charge-offs                                          --          --          (59)        (438)        (442)
  Loan recoveries                                           72          --           --          186           --
------------------------------------------------------------------------------------------------------------------
  Net recoveries (charge-offs)                              72          --          (59)        (252)        (442)
  (Reversal of) provision for loan losses                   --      (2,000)         150        1,200        4,700
------------------------------------------------------------------------------------------------------------------
Balance at end of year                                  $9,431     $ 9,359      $11,359      $11,268      $10,320
==================================================================================================================
NON-PERFORMING ASSETS AT YEAR-END:
  Mortgage loans in foreclosure                         $6,121     $ 6,861      $ 4,929      $ 5,437      $ 7,417
  Loans 90 days or more delinquent                       1,571       2,798        2,864        1,674        2,329
  Commercial real estate loans pending foreclosure          --          --           --           --        2,009
------------------------------------------------------------------------------------------------------------------
Total non-performing loans                               7,692       9,659        7,793        7,111       11,755
------------------------------------------------------------------------------------------------------------------
Foreclosed real estate                                   1,030         627          774          975          884
------------------------------------------------------------------------------------------------------------------
Total non-performing assets                             $8,722     $10,286      $ 8,567      $ 8,086      $12,639
==================================================================================================================
RATIOS:
  Non-performing loans to loans, net                      0.55%       0.84%        0.78%        0.76%        1.51%
  Non-performing assets to total assets                   0.54        0.76         0.69         0.69         1.16
  Allowance for loan losses to non-performing loans     122.61       96.90       145.76       158.46        87.79
  Allowance for loan losses to loans, net                 0.68        0.82         1.14         1.20         1.32
  Allowance for loan losses to net accumulated
   charge-offs for the past 10 years                    661.36      625.00       759.00       783.04       869.42
==================================================================================================================

Securities and Money Market Investments

At December 31, 1997, the Company recorded securities held to maturity of $94.9 million, up from $86.5 million at December 31, 1996. The average maturity of the portfolio was one year at December 31, 1997 and seven months at the year-earlier date.

      In addition to $16.7 million in FHLB stock, the 1997 portfolio included U.S. Treasuries of $14.3 million and U.S. Government agency obligations of $64.0 million, as compared to $67.1 million and $9.0 million, respectively, at December 31, 1996. The shift in emphasis from U.S. Treasuries to agency obligations was due to the more attractive yields provided by the latter securities during 1997. The market value of the Company's securities held to maturity was 100.1% and 100.0%, respectively, of carrying value at December 31, 1997 and 1996.

      While, in recent years, the Company has held all securities to maturity, an additional $2.6 million in securities, in the form of equities, were designated as available for sale in the fourth quarter of the year. The flexibility provided by this action will enable the Company to take advantage of favorable market conditions to enhance net income in future periods.

      Money market investments, consisting entirely of Federal funds sold, totaled $6.0 million at December 31, 1997, down from $7.0 million at December 31, 1996.

Mortgage-Backed Securities Held to Maturity

Reflecting prepayments and the absence of any new investments, the Company's portfolio of mortgage-backed securities has steadily diminished since the second quarter of 1994. At December 31, 1997, the balance of this portfolio was $49.8 million, down from $73.7 million at December 31, 1996. The Company has historically held its mortgage-backed securities to maturity; at year-end 1997, the average maturity of the portfolio was 2.4 years.

      The market value of the Company's mortgage-backed securities rose to 101.7% of carrying value at December 31, 1997 from 100.6% at December 31, 1996.

Sources of Funds

The Company has traditionally drawn its funding from a solid base of deposits attracted through a growing network of branch offices. At year-end 1997, the network included ten full-service offices and two customer service centers, reflecting the relocation and transition of a third customer service center to a full-service location previously operated by Chase Manhattan Bank. The new Murray Hill branch is the fourth branch in four years to have been opened at a site previously tenanted by a money center institution. With each move, the Bank has attracted new deposits and boosted its balance of non-interest-bearing checking accounts.

      At December 31, 1997, deposits totaled $1.1 billion, up $45.2 million from the level recorded at December 31, 1996. Included in the 1997 amount were CDs of $703.9 million (up $52.2 million from the year-end 1996 level) and non-interest-bearing accounts of $29.2 million (up $4.2 million). CDs represented 65.8% of total deposits at year-end 1997, as compared to 63.6% at year-end 1996. The increased balance reflects the continued popularity of longer-term, higher-yielding savings products during a period of relative stability in market interest rates. Even with the decline in interest rates that occurred in the fourth quarter, depositor interest in CDs continued, albeit for certificates with shorter maturities. Thus, in the twelve months ended December 31, 1997, 87.8% of maturing CDs were rolled over, consistent with the Bank's retention rate over the past few years. While no assurances may be made, management would expect a like percentage of CDs to be rolled over in the new year; the volume of CDs due to mature in 1998 is $553.4 million.

      The higher balances of CDs and non-interest-bearing accounts served to offset reductions in the year-end 1997 balances of savings accounts and NOW and money market accounts. At December 31, 1997, savings accounts totaled $268.1 million, representing 25.1% of total deposits, while NOW and money market accounts totaled $67.9 million, representing 6.4%. At December 31, 1996, savings accounts totaled $277.8 million, representing 27.1% of total deposits, while NOW and money market accounts totaled $69.4 million, or 6.8%.

      In 1997, a year of record loan production, additional funding was drawn from the Company's FHLB line of credit, which totaled $481.0 million at December 31st. FHLB borrowings rose to $309.7 million at year-end from the year-earlier $81.4 million, as the Company recorded $453.1 million in mortgage loan originations, up from $303.2 million in 1996. While the cost of borrowed funds exceeds that of deposits, the income generated through the use of such funding more than offset the higher costs involved. Accordingly, management anticipates that it will continue to access the Company's FHLB line of credit to support the origination of multi-family mortgage loans in 1998.

      To attract additional deposits, the Company has taken steps to enhance its locations, as well as its menu of financial services. In 1997, the Company introduced the VISA Check Card, which also serves as a source of fee income, and expanded its telephone banking service into a 24-hour operation, available seven days a week.

      In support of its goal of expanding the franchise, management continues to explore opportunities to acquire another bank. Absent such event, the Company remains open to acquiring individual branches and to opening branches at sites vacated by other banks.

Interest Rate Sensitivity

Given the extent to which changes in market interest rates may influence net interest income, one of management's primary objectives is matching the interest rate sensitivity of the Company's assets and liabilities in order to manage its interest rate risk.

      Interest rate sensitivity is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period of time. This difference, or "gap," provides an indication of the extent to which the Company's net interest income may be affected by future changes in market interest rates. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

      In order to enhance the match between its interest-earning assets and interest-bearing liabilities, management has traditionally emphasized the origination of adjustable rate mortgage loans on one-to-four family homes and multi-family buildings, and has confined its other investments to short-term securities with an average maturity of one year or less. On the liability side of the balance sheet, management has closely monitored the pricing of its depository products and has limited its use of FHLB borrowings except when market conditions have been especially conducive to loan production, as they were in 1997.

      While a significant portion of the loan portfolio still features annual rate adjustments, the majority of multi-family mortgage originations in 1996 and 1997 have featured a fixed rate of interest for the first five years of the loan. At the same time, the Company has increasingly utilized higher cost CDs and FHLB borrowings as its primary sources of funding. As a result, the cumulative gap between the Company's interest rate sensitive assets and interest rate sensitive liabilities repricing within a one-year period was a negative 11.93% at December 31, 1997.

      The table on page 13 sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997, which, based on certain assumptions, are expected to reprice or mature in each of the time periods shown. Except as stated, the amount of assets and liabilities shown to reprice or mature within a particular time period was determined in accordance with the earlier of (a) the term to repricing or (b) the contractual terms of the asset or liability.

      The Company's interest rate sensitivity analysis, which utilizes the format and assumptions for disclosure for an interest rate sensitivity gap table required by the FDIC and the New York State Banking Department, is based on its historical experience during the seven years ended December 31, 1997, and reflects the following decay rates: 11.20% for savings accounts; 15.03% for money market accounts; and 22.24% for NOW and Super NOW accounts. No decay rate has been applied for CD accounts. In addition, management has assumed no prepayments of the Bank's loans in preparing this table. Prepayments and scheduled principal amortization on mortgage loans totaled $185.0 million in the twelve months ended December 31, 1997.

      As this analysis does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income, certain assets and liabilities indicated as repricing within a stated period may, in fact, reprice at different rate levels and times.


12    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================
Interest Rate Sensitivity Analysis

  At December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                 Three       Four to    More Than     More Than    More Than      More
  (dollars in thousands)         Months       Twelve  One Year to   Three Years   Five Years      Than                      Fair
                                 or Less      Months  Three Years  to Five Years  to 10 Years   10 Years       Total       Value(1)
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans     $ 169,209   $ 424,164    $ 173,259      $488,278     $139,182    $  11,642    $1,405,734   $1,485,896
  Securities                      39,486      46,010        9,063         2,994           --           --        97,553       97,684
  Mortgage-backed securities(2)    9,140      21,472       19,169            --           --           --        49,781       50,619
  Money market investments         6,000          --           --            --           --           --         6,000        6,000
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets    223,835     491,646      201,491       491,272      139,182       11,642     1,559,068    1,640,199
------------------------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts
  and deferred fees                  557         740            3            --           --           --         1,300        1,300
------------------------------------------------------------------------------------------------------------------------------------
Net interest-earning assets      223,278     490,906      201,488       491,272      139,182       11,642     1,557,768    1,638,899
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
  Savings accounts                 7,508      21,893       26,738        23,743       21,084      167,167       268,133      268,133
  NOW and Super NOW
   accounts                        1,195       3,384        3,760         2,924        2,273        7,949        21,485       21,485
  Money market accounts            1,744       6,713        5,704         4,847        4,118       23,283        46,409       46,409
  Certificates of deposit        275,391     278,020      122,143        28,394           --           --       703,948      706,525
  FHLB borrowings                286,664      23,000           --            --           --           --       309,664      309,664
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                    572,502     333,010      158,345        59,908       27,475      198,399     1,349,639    1,352,216
------------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap
  per period                   $(349,224)  $ 157,896    $  43,143      $431,364     $111,707    $(186,757)   $  208,129   $  286,683
====================================================================================================================================
Cumulative interest
  sensitivity gap              $(349,224)  $(191,328)   $(148,185)     $283,179     $394,886    $ 208,129
====================================================================================================================================
Cumulative interest
  sensitivity gap as a
  percentage of total assets       (2.78)%    (11.93)%     (9.24)%        17.66%       24.63%       12.98%
Cumulative net
  interest-earning
  assets as a percentage of
  net interest-bearing
  liabilities                      39.00       78.87       86.07         125.20       134.30       115.42
====================================================================================================================================

(1) Fair value of securities, including mortgage-backed securities, is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments. Fair value of loans, depending on the type of loan, is based on carrying values or estimates based on discounted cash flow analyses. Fair values of deposit liabilities are either based on carrying amounts or estimates based on a discounted cash flow calculation. Fair values for FHLB advances are estimated using a discounted cash flow analysis that applies interest rates concurrently being offered on advances to a schedule of aggregated expected monthly maturities on FHLB advances.
(2) Based upon historical repayment experience.

Liquidity and Capital Position

Liquidity

To ensure that its liquid resources are sufficient to fund its operations and obligations, the Company maintains a portfolio of highly liquid money market investments and another of securities held to maturity with an average maturity of one year or less. These portfolios were supplemented by the classification of another $2.6 million in securities as available for sale at December 31, 1997.

      Money market investments, consisting entirely of Federal funds sold, totaled $6.0 million at year-end 1997, down from $7.0 million at year-end 1996. Together with cash and due from banks, money market investments are the Company's most liquid assets; at December 31, 1997, the combined total was $22.7 million, up from $21.0 million at the earlier year-end.

      Securities held to maturity totaled $94.9 million at year-end 1997, as compared to $86.5 million at year-end 1996. Included in the 1997 amount were $64.0 million in U.S. Government agency obligations and $14.0 million in U.S. Treasuries with a combined average maturity of one year.

      The level of liquid assets is a function of the Bank's operating, investing, and financing activities and may also be impacted by such external factors as economic conditions, the current interest rate environment, competition for loans and deposits, and mortgage loan demand. In 1997, the net cash provided by operating activities rose to $34.9 million from $29.9 million in 1996. The $5.0 million difference reflects a combination of factors, including a $5.1 million increase in other assets, as compared to a $3.0 million decrease in the year-earlier period; a $2.2 million increase in deferred income taxes, as compared to a $2.5 million decline; a $5.3 million increase in other liabilities, in contrast to a $741,000 decrease; and a $2.7 million increase in official checks outstanding, versus a $1.1 million decline. In addition, the Company reversed $2.0 million from the allowance for loan losses in 1996.

      In 1997, the net cash used in investing activities rose to $236.3 million from $141.9 million in 1996. The $94.4 million increase primarily stemmed from a $265.1 million net increase in loans outstanding, as compared to a $151.7 million net increase in 1996. In addition, the 1997 amount reflects a $16.4 million decline in funds utilized to purchase securities to $79.6 million; a $15.6 million increase in proceeds from sales of loans and foreclosed real estate to $16.6 million; a $13.8 million increase in proceeds from the redemption of mortgage-backed securities to $32.9 million; and a $23.5 million reduction in the proceeds from maturities and sales of securities to $63.5 million.

      The net cash provided by financing activities rose to $203.1 million in 1997 from $94.1 million in 1996. The $109.1 million increase was triggered by a $228.3 million net increase in FHLB borrowings, as compared to a $35.3 million net increase in the year-earlier period. In addition, the 1997 amount reflects a $45.2 million net increase in deposits, as compared to the year-earlier $91.8 million net increase, and a $36.2 million net increase in funds utilized to purchase Treasury stock. In 1997, the Company allocated $61.8 million to repurchase shares, net of exercised stock options, as compared to $25.6 million in 1996.

      The Company's liquidity is enhanced by the influx of deposits, and by the additional funding provided through the FHLB. At December 31, 1997, the Company had access to $481.0 million through its FHLB line of credit, and another $10.0 million through a line of credit with a money center bank. Additional liquidity is provided by the flow of funds derived from loan principal and interest payments and the proceeds from maturing securities and mortgage-backed securities. In 1997, the additional funding from these sources amounted to $281.0 million; in 1998, the total amount of funds provided by these sources is expected to approximate $401.0 million. For additional information about the Company's sources of funding, see the discussion that begins on page 11 of this report.

Capital Position

The foundation for the Company's success, and its springboard to the future, is its significant capacity to manage capital. In 1997, that foundation was reinforced by a $35.4 million contribution from cash earnings, reflecting net income of $23.3 million and $12.1 million in non-cash expenses that were added back to capital at December 31st. In 1996, by comparison, the Company recorded cash earnings of $27.5 million, including net income of $20.9 million and non-cash expenses of $6.5 million.

      The significant level of capital strength provided by the Company's cash earnings has enabled it to engage in an active share repurchase program since the fourth quarter of 1994. The Company repurchased 2,547,326 shares at an average price of $27.73 in 1997, bringing the total number of shares repurchased to 6,268,169. In all, the Company allocated $68.1 million toward share buybacks in the twelve months ended December 31, 1997, substantially boosting share value, while contributing to a reduction in stockholders' equity.

      Specifically, stockholders' equity totaled $170.5 million at December 31, 1997, equivalent to 10.64% of total assets and a book value of $13.23 per share. At December 31, 1996, stockholders' equity totaled $211.4 million, equivalent to 15.56% of total assets and a book value of $14.14 per share. In addition to the allocation of $68.1 million for the repurchase of Company shares, and cash earnings of $35.4 million, the 1997 amount reflects $11.9 million in dividends paid and options exercised. The 1997 and 1996 book value calculations are based on 12,891,389 and 14,952,861 shares, respectively, reflecting the exclusion of unallocated ESOP shares from the number of shares outstanding at December 31, 1997 and 1996.


14    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

      At December 31, 1997, 745,411 shares remained available for repurchase under the Stock Repurchase Program; the timing of such repurchases will depend on market conditions as well as the implementation of other value-enhancing strategies.

      While stockholders' equity was reduced by the share repurchase allocation, its level remained sufficient to significantly exceed the minimum Federal requirements for a bank holding company. Similarly, the Bank's capital strength was such that it continued to qualify for classification as a well capitalized institution and to exceed, by a significant margin, the minimum requirements under the FDIC Improvement Act ("FDICIA"). As defined by FDICIA, a well capitalized institution is one that has a ratio of leverage capital to adjusted total assets of 4.00% or more; a ratio of Tier 1 risk-based capital to risk-weighted assets of 6.00% or more; and a ratio of total risk-based capital to risk-weighted assets of 10.00% or more. The minimum Federal requirements for leverage, Tier 1 risk-based, and total risk-based capital are, respectively, 3.00%, 4.00%, and 8.00%.

      At December 31, 1997, the Bank's leverage capital totaled $143.9 million, or 9.30% of adjusted average assets, while its Tier 1 and total risk-based capital amounted to $143.9 million and $153.3 million, representing 14.32% and 15.26% of risk-weighted assets, respectively. At December 31, 1996, the Bank's leverage capital totaled $127.7 million, representing 9.65% of total assets, while its Tier 1 and total risk-based capital equaled $127.7 million and $137.0 million, representing 16.19% and 17.38% of risk-weighted assets, respectively. The 1997 amounts reflect the transfer of $16.0 million in capital from the Bank to the Company in the fourth quarter of the year.

Results of Operations

Earnings Summary

1997 and 1996 Comparison:

The Company recorded earnings of $23.3 million in 1997, equivalent to earnings per share of $1.71 and diluted earnings per share of $1.60. By comparison, the Company recorded 1996 earnings of $20.9 million, equivalent to earnings per share of $1.35 and diluted earnings per share of $1.28. The Company's earnings represented a return on average assets ("ROA") and return on average stockholders' equity ("ROE") of 1.61% and 12.95% in 1997, and 1.63% and 10.10%, respectively, in 1996.

      While the Company's 1997 earnings were 11.1% higher than its 1996 earnings, the difference between its 1997 and 1996 cash earnings better reflects the extent of its earnings growth. In 1997, the Company's cash earnings rose $7.9 million, or 28.9%, to $35.4 million, representing a 46.9% increase in cash earnings per share to $2.60 from $1.77 and a 44.6% increase in diluted cash earnings per share to $2.43 from $1.68.

      The Company's cash earnings represent the contribution made to capital from operations and are determined by adding back to reported earnings the non-cash expenses stemming from the amortization and appreciation of shares in its stock-related benefit plans and the associated tax benefits. In 1997, the Company's non-cash expenses rose to $12.1 million from the year-earlier $6.5 million, as the value of its shares rose 92.3% over the twelve-month period. The Company's cash earnings represented an ROA and ROE of 2.46% and 19.71% in 1997, as compared to 2.14% and 13.24% in 1996.

      The Company's 1997 earnings were fueled by the record level of mortgage loan originations and the quality performance of its mortgage loan portfolio. Net interest income rose $4.9 million, or 8.5%, to $62.4 million, despite declines in interest rate spread and net interest margin triggered by the use of FHLB borrowings to fund mortgage loan production, and by the flattening of the yield curve in the fourth quarter of the year.

      In addition, earnings were boosted by a $3.4 million reduction in income tax expense to $14.4 million, reflecting a $1.1 million decline in pre-tax income to $37.6 million. The difference also reflects the net effect of a $1.8 million tax charge in the prior year's fourth quarter and the reversal of $1.3 million of that charge in the first quarter of 1997.

      The combination of lower income tax expense and higher net interest income offset a $140,000 reduction in other operating income to $2.3 million and a $3.8 million increase in operating expense to $27.1 million. In the fourth quarter of 1997, the Company took steps to enhance its other operating income by selling $13.6 million in multi-family mortgage loans to a third party, with servicing rights retained.

      The increase in operating expense stemmed primarily from a $2.7 million rise in compensation and benefits to $18.9 million, largely reflecting a $2.0 million increase in non-cash expenses to $7.4 million related to the amortization and appreciation of shares in the Company's stock-related benefit plans. Also reflected in 1997 operating expense were respective increases of $162,000, $452,000, and $512,000 in occupancy and equipment, general and administrative ("G&A"), and other operating expenses. Notably, the Company continued to make progress toward achieving Year 2000 compliance without incurring any material expense in 1997; testing has been scheduled with the Company's external data systems providers for the third quarter of 1998.

      The Company's 1997 earnings also reflect the suspension of the provision for loan losses, continuing a practice that was initiated in the third quarter of 1995. In 1996, management recovered $2.0 million from the loan loss allowance, with a net benefit of $750,000 recognized.

1996 and 1995 Comparison:

In 1996, the Company recorded earnings of $20.9 million, including a non-recurring income tax charge of $1.8 million. Absent this charge, $1.3 million of which was reversed in the first quarter of 1997, the Company's adjusted 1996 earnings equaled $22.7 million, as compared to $20.2 million in 1995. As adjusted for the adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, the Company presented 1996 earnings per share of $1.35 and diluted earnings per share of $1.28, as compared to $1.21 and $1.16, respectively, in the prior year. On the basis of reported earnings, the Company's 1996 ROA and ROE amounted to 1.63% and 10.10%, respectively; absent the $1.8 million tax charge, these measures improved to 1.77% and 10.97%. By comparison, the Company recorded an ROA and ROE of 1.72% and 9.70% in 1995.

      The Company's 1996 earnings reflected a significant rise in net interest income, driven by a dramatic increase in mortgage loan production and the higher yields provided by a growing loan portfolio. Net interest income rose to $57.5 million from the year-earlier $51.9 million, as the Company's interest rate spread and net interest margin widened to 3.88% and 4.63%, respectively, from 3.80% and 4.58%.

      In 1996, earnings were further boosted by the year-long suspension of the provision for loan losses and the reversal of $2.0 million from the loan loss allowance in the second quarter of the year. In 1995, the loan loss provision totaled a modest $150,000, as a result of having been suspended in the third and fourth quarters of the year.

      Collectively, the $5.6 million rise in net interest income and the $2.0 million reversal of the allowance for loan losses exceeded the impact of a $588,000 reduction in other operating income, a $400,000 increase in operating expense, and a $6.0 million increase in income tax expense.

      Other operating income declined to $2.4 million from $3.0 million, reflecting the Company's recognition of $1.3 million in interest earned on Federal income tax recoveries in the prior year. The reduction in this line item was partly offset by a $176,000 increase in customer services fees to $1.6 million and by the recovery of $420,000 from a reserve for possible losses that had been established pursuant to the seizure of Nationar, the Company's check-processing agent, by the New York State Banking Department in 1995.

      Operating expense totaled $23.3 million in 1996, as compared to $22.9 million in the prior year. The modest increase reflected a $998,000 reduction in the FDIC insurance premium (included in G&A expense) and a $1.5 million decline in other operating expense to $185,000, offset by increases in the remaining components of operating expense. Primary among these was a $2.5 million increase in compensation and benefits expense to $16.2 million, including $5.4 million stemming from the amortization and appreciation of allocated shares held in the Company's stock-related benefit plans. The Company's share price appreciated 59.7% in the twelve months ended December 31, 1996.

      Reflecting the $1.8 million tax charge, income tax expense rose to $17.8 million in 1996 from $11.7 million in 1995. In addition to the non-recurring charge, the increase included $830,000 in expenses stemming from the elimination of the percentage-of-income tax bad-debt deduction for Federal income tax purposes and an increase in pre-tax income to $38.7 million from $31.9 million in the prior year.

================================================================================
Cash Earnings Analysis

  For the Years Ended December 31,
--------------------------------------------------------------------------------
  (in thousands, except per share data)             1997        1996        1995
--------------------------------------------------------------------------------
Net income                                       $23,264     $20,939     $20,183
Add back non-cash expenses related to:
  Stock-related benefits plans                     8,719       5,408       3,457
  Associated tax benefits                          3,416       1,111          --
--------------------------------------------------------------------------------
Cash earnings                                    $35,399     $27,458     $23,640
================================================================================
Cash earnings per share                            $2.60       $1.77       $1.42
Diluted cash earnings per share                     2.43        1.68        1.36
================================================================================


16    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Interest Income

1997 and 1996 Comparison:

The level of interest income in any given period depends upon the average balance and composition of the Company's interest-earning assets, the yield on said assets, and the current level of market interest rates. In 1997, the Company recorded $453.1 million in mortgage loan originations, boosting the concentration of mortgage loans within the mix of interest-earning assets, and contributing to the generation of higher yields throughout the year. While competition for loan product increased, especially in the fourth quarter, the Company was undeterred in its drive to generate income through interest-earning asset growth.

      Average interest-earning assets rose $158.3 million, or 12.7%, to $1.4 billion in 1997, supported by a 17-basis point rise in the average yield to 8.40%. These increases combined to produce total interest income of $117.7 million in 1997, up 15.1% from $102.3 million in 1996.

      The bulk of this increase was generated by the Company's growing loan portfolio, which represented 89.7% of average interest-earning assets in 1997, up from 86.1% in the prior year. Specifically, the average balance of mortgage and other loans grew $187.2 million to $1.3 billion in 1997, accompanied by an average yield of 8.66%, up six basis points. As a result, the interest income derived from the Company's loans rose 18.3% to $108.9 million in 1997 from $92.0 million in 1996. The 1997 amount represented 92.5% of total interest income; the 1996 amount reflected 89.9%.

      While mortgage and other loans are the Company's primary source of interest income, additional interest income is derived from money market investments, securities, and mortgage-backed securities. In 1997, the interest income derived from securities rose $429,000, or 10.0%, to $4.7 million, representing 4.0% of interest income for the year. The increase reflects a 42-basis point rise in the average yield to 6.22%, together with a $1.9 million rise in the average balance to $76.2 million. In 1997, securities represented 5.4% of average interest-earning assets, down from 6.0% in 1996.

      Mortgage-backed securities generated $3.9 million in interest income, representing a $1.4 million, or 26.6%, decline from the year-earlier amount. The decrease reflects a $22.2 million decline in the average balance to $62.3 million, accompanied by a three-basis point drop in the average yield to 6.19%. Mortgage-backed securities represented 4.4% of average interest-earning assets in 1997, producing 3.3% of interest income for the year. By comparison, mortgage-backed securities represented 6.8% of average interest-earning assets and 5.1% of interest income in 1996.

      Money market investments provided interest income of $273,000 in 1997, down $454,000 from the 1996 amount. The decline reflects an $8.6 million reduction in the average balance to $5.3 million, together with a seven-basis point drop in the average yield to 5.18%.

1996 and 1995 Comparison:

In 1996, the Company's interest income rose $10.8 million to $102.3 million from $91.5 million in 1995. The 11.8% increase reflected a $110.6 million, or 9.8%, rise in average interest-earning assets to $1.2 billion and a 15-basis point rise in the average yield on these assets to 8.23% from 8.08%. These increases were substantially buoyed by a 108.0% increase in mortgage loan originations to $303.2 million from the year-earlier $145.8 million, and the higher yields provided by the Company's growing loan portfolio.

      The interest income provided by mortgage and other loans climbed to $92.0 million, representing a 14.9% increase from $80.1 million, the level in 1995. The increase reflected both a $120.9 million rise in the average balance of mortgage and other loans to $1.1 billion, and a 17-basis point rise in the average yield on said assets to 8.60% from 8.43%. Mortgage and other loans represented 86.1% and 83.9%, respectively, of average interest-earning assets in 1996 and 1995, and 89.9% and 87.5%, respectively, of total interest income in the corresponding years.

      Securities generated $4.3 million in interest income in 1996, down from $4.8 million in 1995. The $508,000 reduction reflected a decline in the average balance to $74.3 million from $75.6 million, and a decrease in the average yield on said assets to 5.80% from 6.37%. Securities accounted for 6.0% and 6.7%, respectively, of average interest-earning assets, and 4.2% and 5.3%, respectively, of interest income in 1996 and 1995.

      Mortgage-backed securities furnished $5.3 million in 1996 interest income, down from $6.3 million in 1995. The 16.3% decrease stemmed from a reduction in the average balance to $84.4 million from $100.8 million, and a one-basis point drop in the average yield to 6.22%. The average balance of mortgage-backed securities represented 6.8% of average interest-earning assets in 1996, down from 8.9% in 1995. Similarly, said assets furnished 5.1% of 1996 interest income, down from 6.9% in the prior year.

      Money market investments generated $727,000 in 1996 interest income, as compared to $383,000 in 1995. The increase reflected a $7.3 million rise in the average balance to $13.9 million from $6.6 million, offsetting a 58-basis point drop in the average yield to 5.25% from 5.83%.

Interest Expense

1997 and 1996 Comparison:

The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by market competition and the current level of interest rates.

      In 1997, the Company increasingly relied on FHLB borrowings as a source of funding for mortgage originations while, at the same time, experiencing an increase in the balance of CDs. As a result, the average balance of interest-bearing liabilities rose $182.1 million to $1.2 billion, accompanied by a 21-basis point rise in the average cost of these funds to 4.56%. These increases combined to produce interest expense of $55.3 million, representing a 23.6% increase from $44.8 million in 1996.

      FHLB borrowings generated $10.8 million, or 19.4%, of interest expense in 1997, as compared to $3.4 million, or 7.6%, in 1996. The average balance more than tripled to $189.1 million in 1997, representing 15.6% of average interest-bearing liabilities for the year. By comparison, in 1996, FHLB borrowings totaled $61.2 million, accounting for 5.9% of average interest-bearing liabilities. The rise in interest expense derived from FHLB borrowings was further supported by a nine-basis point rise in the average cost to 5.68%.

      CDs generated $36.2 million in interest expense, representing 65.4% of the 1997 total, as compared to $32.5 million in 1996, which represented 72.6% of total interest expense. The increase stemmed from a $68.3 million rise in the average balance to $666.2 million, with an average cost of 5.43%, down one basis point. Despite the 11.3% increase in the average balance, CDs represented 55.0% of average interest-bearing liabilities in 1997, down from 58.0% in 1996.

      The flattening of the yield curve in the fourth quarter of 1997 did not appear to dampen the appeal of CDs. As compared to the third quarter of the year, when CDs averaged $669.9 million, the average balance rose to $694.8 million in the fourth. The change in market interest rates is, however, reflected in a nine-basis point reduction in the cost of such funds from the one quarter to the next.

      Mortgagors' escrow added $41,000 to interest expense in 1997, up from $39,000 in the prior year. The increase was the net result of a $2.2 million rise in the average balance to $17.5 million and a three-basis point drop in the average cost to 0.23%.

      The increase in interest expense generated by these funding sources was partly offset by declines in the interest expense derived from the Company's savings, NOW, and money market accounts. In 1997, savings accounts produced interest expense of $6.5 million, down $231,000 from $6.8 million in 1996. The decline reflects a $10.0 million drop in the average balance to $272.0 million and an average cost of 2.40%, up one basis point. Savings accounts represented 22.4% of average interest-bearing liabilities and 11.8% of interest expense in 1997, as compared to 27.4% and 15.1%, respectively, in 1996.

      NOW and money market accounts accounted for interest expense of $1.8 million, down $195,000 from the level recorded in the prior year. The decrease stemmed from a $6.3 million reduction in the average balance to $67.3 million and a three-basis point drop in the average cost to 2.74%. Average NOW and money market accounts represented 5.6% of average-interest bearing liabilities and 3.3% of interest expense in 1997, and 7.1% and 4.6%, respectively, in 1996.

1996 and 1995 Comparison:

In 1996, the Company recorded interest expense of $44.8 million, as compared to $39.6 million in 1995. The $5.2 million increase stemmed from a $103.7 million rise in average interest-bearing liabilities to $1.0 billion, supported by a seven-basis point rise in the average cost to 4.35%.

      Throughout the year, the interest rate environment was relatively stable, with a single adjustment made to the Federal Funds rate early in the year. In January 1996, the Federal Funds rate was reduced 25 basis points to 5.25%, a level that maintained the popularity of higher cost savings products and the appeal of FHLB borrowings as a supplemental funding source.

      CDs generated $32.5 million in interest expense in 1996, up $4.9 million from $27.6 million in 1995. The 17.8% increase reflected a $98.7 million rise in the average balance of CDs to $598.0 million from $499.3 million, tempered by a nine-basis point drop in the average cost to 5.44% from 5.53%. In 1996 and 1995, average CDs represented 58.0% and 53.9%, respectively, of average interest-bearing liabilities and generated 72.6% and 69.7%, respectively, of total interest expense.

      The increasing concentration of CDs in the mix of interest-bearing deposits reflected the continuation of a trend that began when short-term rates started rising in 1995. In addition to new deposits attracted through the Bank's expanded franchise, the growth in CDs in 1996 reflected the transfer of funds from the savings accounts of long-term customers. Savings accounts generated $6.8 million in interest expense in 1996, down from the year-earlier $7.3 million, as the average balance fell to $282.1 million from $295.4 million in 1995. Simultaneously, the average cost of these funds dropped to 2.39% from 2.48% in the year-earlier twelve months. The average balance of savings accounts represented 27.4% and 31.9% of average interest-bearing liabilities in 1996 and 1995, respectively, and generated 15.1% and 18.5%, respectively, of total interest expense.

      In 1996, NOW and money market accounts contributed $2.0 million in interest expense, down from $2.3 million in 1995. The decrease reflected a $4.5 million drop in the average balance to $73.6 million from $78.2 million and a 22-basis point decline in the average cost to 2.77% from 2.99%. Average NOW and money market accounts represented 7.1% and 8.4% of average interest-bearing liabilities and contributed 4.6% and 5.9%, respectively, of total interest expense in 1996 and 1995.

      To supplement the funding provided by its deposits, the Company accessed its FHLB line of credit throughout the year. In 1996, such borrowings averaged $61.2 million, up $25.2 million from $36.0 million in 1995. While the higher average balance was somewhat offset by a reduction in the average cost of these funds to 5.59% from 6.22%, the 1995 level, the interest expense derived from FHLB borrowings rose to $3.4 million from $2.2 million, representing 7.6% and 5.6%, respectively, of total interest expense.

      Mortgagors' escrow generated interest expense of $39,000 in 1996, down from $115,000 in 1995. The decrease stemmed from a decline in the average balance to $15.3 million from the year-earlier $17.5 million, and a drop in the average cost to 0.26% from 0.66%.


18    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================
Net Interest Income Analysis

  For the Years Ended December 31,     1997                               1996                                    1995
------------------------------------------------------------------------------------------------------------------------------------
                                                 Average                               Average                              Average
  (dollars in thousands)     Average              Yield/       Average                  Yield/       Average                 Yield/
                             Balance   Interest     Cost       Balance    Interest        Cost       Balance      Interest     Cost
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-Earning Assets:
  Mortgage and
   other loans, net        $1,257,632   $108,868    8.66%   $1,070,454      $92,017       8.60%     $949,585      $80,067      8.43%
  Securities                   76,208      4,737    6.22        74,328        4,308       5.80        75,558        4,816      6.37
  Mortgage-backed
   securities                  62,259      3,856    6.19        84,438        5,252       6.22       100,806        6,276      6.23
  Money market
   investments                  5,269        273    5.18        13,851          727       5.25         6,569          383      5.83
------------------------------------------------------------------------------------------------------------------------------------
Total interest-
  earning assets            1,401,368    117,734    8.40%    1,243,071      102,304       8.23%    1,132,518       91,542      8.08%
Non-interest-
  earning assets               39,895                           38,980                                40,070
------------------------------------------------------------------------------------------------------------------------------------
Total assets               $1,441,263   $117,734            $1,282,051     $102,304               $1,172,588      $91,542
====================================================================================================================================
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Interest-Bearing
  Liabilities:
  NOW and money
   market accounts         $   67,347    $ 1,844    2.74%   $   73,641      $ 2,039       2.77%   $   78,170      $ 2,341      2.99%
  Savings accounts            272,043      6,523    2.40       282,064        6,754       2.39       295,422        7,318      2.48
  Certificates of deposit     666,242     36,177    5.43       597,963       32,533       5.44       499,308       27,624      5.53
  FHLB borrowings             189,136     10,751    5.68        61,191        3,419       5.59        35,965        2,236      6.22
  Mortgagors' escrow           17,451         41    0.23        15,256           39       0.26        17,545          115      0.66
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities               1,212,219     55,336    4.56%    1,030,115       44,784       4.35%      926,410       39,634      4.28%
Non-interest-bearing
  deposits                     26,622                           23,215                                20,275
Other liabilities              22,798                           21,361                                17,841
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities           1,261,639                        1,074,691                               964,526
Stockholders' equity          179,624                          207,360                               208,062
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  stockholders' equity     $1,441,263                       $1,282,051                            $1,172,588
====================================================================================================================================
Net interest income/
  interest rate spread                   $62,398    3.84%                   $57,520       3.88%                   $51,908      3.80%
Net interest-earning
  assets/net interest
  margin                     $189,149               4.45      $212,956                    4.63      $206,108                   4.58
Ratio of interest-
  earning assets to
interest-bearing
liabilities                                         1.16x                                 1.21x                                1.22x
====================================================================================================================================

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

                                          Year Ended                       Year Ended                        Year Ended
                                       December 31, 1997                December 31, 1996                 December 31, 1995
                                    Compared to Year Ended           Compared to Year Ended            Compared to Year Ended
                                       December 31, 1996                December 31, 1995                 December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                       Increase/(Decrease)              Increase/(Decrease)               Increase/(Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                           Due to                             Due to                             Due to
  (in thousands)                  Volume     Rate         Net      Volume       Rate         Net     Volume        Rate         Net
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and
    other loans, net             $16,210     $641     $16,851     $10,395     $1,555     $11,950     $8,212        $823     $ 9,035
  Securities                         117      312         429         (71)      (437)       (508)       (15)        428         413
  Mortgage-backed securities      (1,373)     (23)     (1,396)     (1,018)        (6)     (1,024)    (1,013)        355        (658)
  Money market investments          (445)      (9)       (454)        382        (38)        344       (700)        381        (319)
------------------------------------------------------------------------------------------------------------------------------------
Total                             14,509      921      15,430       9,688      1,074      10,762      6,484       1,987       8,471
------------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING
LIABILITIES:
  NOW and money
    market accounts                 (172)     (23)       (195)       (125)      (177)       (302)      (487)        232        (255)
  Savings accounts                  (241)      10        (231)       (319)      (245)       (564)    (1,111)        391        (720)
  Certificates of deposit          3,708      (64)      3,644       5,367       (458)      4,909      6,994       4,646      11,640
  FHLB borrowings                  7,267       65       7,332       1,410       (227)      1,183        145         354         499
  Mortgagors' escrow                   5       (3)          2          (6)       (70)        (76)        11           3          14
------------------------------------------------------------------------------------------------------------------------------------
Total                             10,567      (15)     10,552       6,327     (1,177)      5,150      5,552       5,626      11,178
------------------------------------------------------------------------------------------------------------------------------------
Net change in interest
  income                         $ 3,942     $936     $ 4,878     $ 3,361     $2,251     $ 5,612     $  932     $(3,639)    $(2,707)
====================================================================================================================================

Net Interest Income

1997 and 1996 Comparison:

Net interest income is the Company's principal source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are impacted, in turn, by the pricing and mix of the Company's interest-earning assets and its funding sources, and by such external factors as competition, economic conditions, and the monetary policy of the Federal Reserve Board of Governors.

   Fueled by the record level of mortgage loan originations, the average balance of interest-earning assets rose to $1.4 billion in 1997, supported by a 17-basis point rise in the average yield. While the funding for these increases largely stemmed from higher-cost sources, the growing volume of mortgage loans outstanding was sufficient to generate a $4.9 million, or 8.5%, rise in net interest income to $62.4 million for the year.

   Despite the increased use of FHLB borrowings and the flattening of the yield curve, the Company's interest rate spread equaled 3.84% in 1997, representing a modest four-basis point decline from the level recorded in 1996. The Company's net interest margin declined 18 basis points to 4.45% from the year-earlier level; the extent of this decline reflects the Company's allocation of $68.1 million that might otherwise have been invested into interest-earning assets into the repurchase of Company shares.

1996 and 1995 Comparison:

In 1996, the Company's net interest income rose $5.6 million, or 10.8%, to $57.5 million from $51.9 million in 1995. The increase was fueled by the growing average balance of interest-earning assets and a year-long increase in the average yield.

   While asset growth was largely funded by CDs and FHLB borrowings, the volume of mortgage loans originated more than offset the impact of the higher costs involved. The Company recorded improvements in both its interest rate spread and net interest margin, with the interest rate spread rising 8 basis points to 3.88% in 1996 from 3.80%, the year-earlier level, and the net interest margin rising to 4.63% from 4.58%.


20    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Provision for Loan Losses

1997 and 1996 Comparison:

In 1997, the Company suspended the provision for loan losses, continuing a practice that was initiated in the third quarter of 1995. In 1996, the Company also reversed $2.0 million from the allowance for loan losses, resulting in the recognition of a $750,000 net benefit for the year.

      The provision for loan losses is based on management's periodic assessment of the adequacy of the loan loss allowance which, in turn, is based on such interrelated factors as the composition of the loan portfolio and its inherent risk characteristics; the level of non-performing loans and charge-offs, both current and historic; local economic conditions; the direction of real estate values; and current trends in regulatory supervision.

      Management's decision to suspend the loan loss provision throughout 1997 reflects the level of coverage provided by the Company's allowance for loan losses and the strong performance of its loan portfolio. In addition to recording its tenth consecutive quarter without any net charge-offs, the Company achieved significant reductions in the level of non-performing assets and maintained the fully-performing status of its multi-family mortgage loans. At December 31, 1997, non-performing assets declined to $8.7 million, or 0.54% of total assets, from $10.3 million (or 0.84%) at December 31, 1996. Included in these amounts were non-performing loans of $7.7 million (representing 0.55% of loans, net) and $9.7 million (representing 0.84% of loans, net), respectively.

      Reflecting the absence of any net charge-offs and recoveries of $72,000, the allowance for loan losses rose to $9.4 million at December 31, 1997. This amount was equivalent to 122.61% of non-performing loans and 0.68% of loans, net, at that date. More significantly, the ratio of the allowance for loan losses to net accumulated charge-offs in the ten years ended December 31, 1997 was 661.36%.

      For more information about the Company's asset quality, see the discussion and analysis beginning on page 10 of this report.

1996 and 1995 Comparison:

In addition to suspending the provision for loan losses, the Company reversed $2.0 million from the loan loss allowance in 1996. In the absence of any net charge-offs, the reversal reduced the loan loss allowance to $9.4 million, representing 96.90% of non-performing loans and 0.82% of loans, net, at December 31st. In 1995, the Company recorded loan loss provisions of $150,000 and net charge-offs of $59,000, contributing to a loan loss allowance of $11.4 million, representing 145.76% of non-performing loans and 1.14% of loans, net, at year-end.

      The reversal of the allowance and the suspension of the loan loss provision reflected the fundamental soundness of the Company's loan portfolio throughout 1996. While non-performing loans rose to $9.7 million at December 31st from the year-earlier $7.8 million, the increase was overshadowed by the absence of any net charge-offs for six consecutive quarters and the fully performing status of the multi-family mortgage loan portfolio. In addition, the loan loss allowance, at $9.4 million, equaled 625.0% of accumulated net charge-offs for the ten years ended December 31, 1996.

Other Operating Income

1997 and 1996 Comparison:

The Company recorded other operating income of $2.3 million in 1997 and $2.4 million in 1996. The $140,000 decline was the net effect of a $296,000 reduction in fee income to $1.3 million and a $156,000 rise in other income to $1.0 million.

      The Company has traditionally derived other operating income from service fees and charges on loans and depository accounts. In 1997, these sources of other operating income were supplemented by gains on the sale of multi-family mortgage loans to a third party, with the servicing retained as a means of generating additional income in future periods. Transacted in the fourth quarter, such sales totaled $13.6 million; management anticipates that the Company will selectively expand on this program in 1998.

      Additional fee income was also produced by the introduction of the VISA Check Card, which was promoted through a direct mail campaign in the third quarter of the year. The Company is exploring other means of increasing fee income through the addition of other financial services in 1998.

1996 and 1995 Comparison:

Other operating income totaled $2.4 million in 1996 and $3.0 million in 1995. The 1996 amount included $1.6 million in fee income (up $176,000 from $1.4 million in the year-earlier period) and $862,000 in other income (down $764,000 from $1.6 million in the prior year). The rise in fee income corresponded to the significant increase in mortgage loan originations to $303.2 million from $145.8 million in 1995. The decline in other income reflected the recognition of $1.3 million in interest earned on Federal income tax recoveries in the year-earlier period, tempered by the recovery of $420,000 from the reserve for possible Nationar-related losses in 1996.

Operating Expense

1997 and 1996 Comparison:

The Company recorded operating expense of $27.1 million in 1997 and $23.3 million in 1996, equivalent to 1.88% and 1.82% of average assets, respectively. The increase was primarily due to a $2.7 million rise in compensation and benefits expense to $18.9 million, largely reflecting a rise in non-cash expenses stemming from the amortization and appreciation of shares held in the Company's stock-related benefit plans during the year. Such non-cash expenses accounted for $7.4 million, or 39.1%, of compensation and benefits expense in 1997, as compared to $5.4 million, or 33.4% of the total, in 1996. The value of the Company's shares rose 92.3% in the twelve months ended December 31, 1997, and 59.7% in the preceding twelve-month period.

      The remaining components of operating expense experienced more modest increases, with occupancy and equipment expense rising $162,000 to $2.6 million, G&A expense rising $450,000 to $4.9 million, and other operating expenses rising $514,000 to $699,000. The higher level of G&A expense primarily reflects the expansion of the Company's advertising program.

      The rise in occupancy and equipment expense reflects the full-year operation of three locations that were added to the franchise in the prior twelve-month period, and the relocation of a customer service center to a full-service branch office in July. Also included in occupancy and equipment expense are the costs associated with the Company's Year 2000 compliance, which is discussed in greater detail elsewhere on this page.

      The Company's efficiency ratio was 41.86% in 1997 and 38.81% in 1996. On the basis of cash earnings, these ratios improve to 30.47% and 28.83%, respectively.

1996 and 1995 Comparison:

Operating expense totaled $23.3 million in 1996 and $22.9 million in 1995, representing 1.82% and 1.95% of average assets in the respective periods. The 1996 amount reflected declines in G&A expense and other operating expenses which were modestly offset by higher levels of compensation and benefits and occupancy and equipment expense.

      G&A expense was reduced to $4.4 million from $5.1 million, primarily reflecting a decline in the FDIC insurance premium to $2,000 from $1.0 million in 1995. On January 1, 1996, the premium was entirely eliminated and replaced by a per-quarter assessment of $500.00. Absent the decline in the premium, the Company's 1996 G&A expense rose $293,000, partly reflecting higher advertising expenses stemming from the initiation of a radio and cable TV promotional campaign.

      Other operating expense improved to $185,000 in 1996 from $1.7 million in the year-earlier period, reflecting a net gain of $124,000 on the sale of foreclosed real estate and a $1.5 million reduction related to the prior-year seizure of Nationar. Pursuant to this event, the Company had recorded a one-time charge against earnings of $349,000 and established a $1.0 million reserve for possible Nationar-related losses. In 1996, the Company received payment of all pending claims except for its original investment. Accordingly, the Company concluded its financial exposure to Nationar by realizing a net recovery of $420,000, recorded as other income as previously discussed.

      Occupancy and equipment expense rose $80,000 to $2.5 million, reflecting the addition of three new Queens-based locations, the installation of ATMs at each of these locations, and a Bank-wide computer systems upgrade that was implemented as part of the Company's preparation for the Year 2000.

      Compensation and benefits expense rose to $16.2 million from the year-earlier $13.7 million, primarily reflecting $5.4 million in charges related to the amortization and appreciation of shares held in the Company's stock-related benefit plans over the course of the year. In the year-earlier period, such non-cash expenses totaled $2.3 million.

      In 1996, the Company efficiency ratio was reduced to 38.81% from 41.63%, the year-earlier level; on a cash earnings basis, the efficiency ratio improved to 28.83% from 35.43%.

Income Tax Expense

1997 and 1996 Comparison:

The Company recorded income tax expense of $14.4 million in 1997 and $17.8 million in 1996. In addition to a $1.1 million decline in pre-tax income to $37.6 million, the $3.4 million reduction reflects the net effect of a $1.8 million tax charge against earnings in the prior year's fourth quarter and the reversal of $1.3 million of that charge in the first quarter of 1997. The tax charge was recorded pursuant to a delay in the enactment of legislation to de-couple the New York City tax code from that of the Federal tax code with regard to its treatment of the tax bad-debt reserve.

      In addition to current and deferred Federal, state, and local income taxes, the Company's income tax expense includes certain non-cash expenses that are related to the amortization and appreciation of shares held in the Company's stock-related benefit plans. Such non-cash expenses totaled $3.4 million in 1997 and $1.1 million in 1996.

      In 1998, management expects the effective tax rate to be stabilized at approximately 45.0%.

1996 and 1995 Comparison:

Income tax expense equaled $17.8 million in 1996 and $11.7 million in 1995. The $6.1 million increase reflected a $6.8 million rise in pre-tax income to $38.7 million and a $1.8 million tax charge stemming from the disqualification of all city tax deductions relating to the percentage-of-income tax bad-debt reserve since 1987, in the wake of changes to the Federal tax code enacted in August 1996. (The City of New York enacted legislation to de-couple its treatment of the tax bad-debt reserve from the Federal tax code in the first quarter of 1997, resulting in the reversal of $1.3 million during said quarter, as noted in the 1997 and 1996 comparison above.)

      In addition, the increase in 1996 income tax expense reflected $830,000 stemming from the elimination of the percentage-of-income tax bad-debt deduction for Federal income tax purposes, and $1.1 million in non-cash expenses related to the amortization and appreciation of shares held in the Company's stock-related benefit plans.

Year 2000 Compliance

The Company has been actively involved in the process of integrating its internal and external computer systems to ensure their Year 2000 compliance and has scheduled testing with its external data processing providers for the third quarter of 1998.

      It is management's current expectation that the additional costs incurred in this process will be minimal. However, it should be cautioned that the majority of the Company's data systems are provided by external vendors. While written assurances have been provided by its primary vendors, the Company's readiness for the Year 2000 will depend in large part on its vendors' ability to fulfill the necessary compliance requirements.


22    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Accounting Pronouncements

Reporting Comprehensive Income

In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements.

      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 also requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

      SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of prior periods required. Management is currently assessing the financial implications of implementing SFAS No. 130 and believes that its adoption will not have a material adverse effect on the Company.

Disclosure about Segments of an Enterprise and Related Information

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 requires that a public business enterprise report both financial and descriptive information about its reportable operating segments.

      Operating segments are components of an enterprise about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires a reconciliation of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to the amounts in the enterprise's financial statements. SFAS No. 131 also requires an enterprise to report descriptive information about the way the operating segments were determined, the products and services provided by the operating segments, and any differences between the measurements used for segment reporting and financial statement reporting. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, with comparative information for earlier years to be restated in the initial year of application. Management is currently assessing the financial implication of implementing SFAS No. 131 and believes that its adoption will not have a material adverse effect on the Company.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles that require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchase power of money due to inflation.

      The Company's assets and liabilities are primarily monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of goods and services.

Market Price of Common Stock and
Dividends Declared per Common Share

Queens County Bancorp trades on the Nasdaq National Market under the symbol "QCSB." At December 31, 1997, the Company had 14,912,791 shares outstanding, reflecting the three-for-two stock splits on April 10, 1997 and October 1, 1997 and the repurchase of 2,547,326 shares during the year.

      The table on page 24 sets forth the high/low price range and closing prices, as reported by Nasdaq, and the cash dividends declared per common share for each of the four quarters of 1997 and 1996.

================================================================================
Market Price and Dividends Declared per Common Share

                                                              Market Price
                                       High                        Low                         Close
--------------------------------------------------------------------------------------------------------------
        Dividends Declared
          per Common Share    Pre-Split*    Post-Split    Pre-Split*   Post-Split     Pre-Split*    Post-Split
--------------------------------------------------------------------------------------------------------------
1997
1st Quarter      $0.111**       $119.00        $26.45        $90.50        $20.11       $109.76        $24.39
2nd Quarter       0.133**        144.00         32.00        107.01         23.78        136.49         30.33
3rd Quarter       0.167**        162.77         36.17        133.52         29.67        155.43         34.54
4th Quarter       0.200          182.25         40.50        156.38         34.75        182.25         40.50
--------------------------------------------------------------------------------------------------------------
1996
1st Quarter      $0.067**        $66.02        $14.67        $58.50        $13.00        $66.00        $14.67
2nd Quarter       0.083**         73.50         16.33         64.49         14.33         73.50         16.33
3rd Quarter       0.111**         76.14         16.92         70.34         15.63         74.50         16.56
4th Quarter       0.111**         98.78         21.95         73.75         16.39         94.75         21.06
==============================================================================================================

* States the price per share as if the Company had not split its stock 3-for-2 on September 30, 1994, 4-for-3 on August 22, 1996, and 3-for-2 on April 10, 1997 and October 1, 1997.
** Dividends have been restated to reflect the 4-for-3 stock split on August
   22, 1996 and the 3-for-2 stock splits on April 10, 1997 and October 1,
   1997.

At December 31, 1997, the Company had approximately 700 shareholders of record. This figure does not include those investors whose shares were being held for them in street name by a broker or other nominee at that date.


24    QUEENS COUNTY BANCORP, INC.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Condition
================================================================================

  December 31,
------------------------------------------------------------------------------------------------------------------
  (in thousands, except share data)                                                            1997           1996
------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                     $16,733        $14,045
Money market investments                                                                      6,000          7,000
Securities held to maturity (estimated market value of
   $95,067 and $86,483, respectively) (notes 3 and 9)                                        94,936         86,495
Mortgage-backed securities held to maturity (estimated market
   value of $50,619 and $74,192, respectively) (notes 4 and 9)                               49,781         73,732
Securities available for sale                                                                 2,617             --
Mortgage loans                                                                            1,393,658      1,143,260
Other loans                                                                                  10,776         12,251
Less: Allowance for loan losses                                                              (9,431)        (9,359)
------------------------------------------------------------------------------------------------------------------
Loans, net (notes 5, 6, and 9)                                                            1,395,003      1,146,152
Premises and equipment, net                                                                  10,782         11,077
Deferred tax asset, net (note 10)                                                             5,514          3,312
Other assets (notes 7 and 12)                                                                21,903         16,843
------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $1,603,269     $1,358,656
==================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 8):
   NOW and money market accounts                                                            $67,894        $69,443
   Savings accounts                                                                         268,133        277,783
   Certificates of deposit                                                                  703,948        651,705
   Non-interest-bearing accounts                                                             29,186         24,999
------------------------------------------------------------------------------------------------------------------
Total deposits                                                                            1,069,161      1,023,930
------------------------------------------------------------------------------------------------------------------
Official checks outstanding                                                                  29,440         26,729
FHLB borrowings (note 9)                                                                    309,664         81,393
Accounts payable and accrued expenses                                                         1,857          1,169
Mortgagors' escrow                                                                           10,690          7,356
Other liabilities (note 12)                                                                  11,942          6,650
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         1,432,754      1,147,227
------------------------------------------------------------------------------------------------------------------
Stockholders' equity (note 2):
   Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)                       --             --
   Common stock at par $0.01 (30,000,000 shares authorized; 20,647,233 shares issued;
     14,912,791 and 17,167,732 outstanding at December 31, 1997 and 1996, respectively)         206             92
   Paid-in capital in excess of par                                                         125,000        116,607
   Retained earnings (substantially restricted) (note 15)                                   166,230        154,886
   Less: Treasury stock (5,734,442 and 3,479,852 shares, respectively)                     (104,148)       (42,397)
         Unallocated common stock held by ESOP (note 13)                                    (13,526)       (14,820)
         Common stock held by SERP and Deferred Compensation Plans (notes 12 and 13)         (2,492)        (1,411)
         Unearned common stock held by RRPs (note 13)                                          (812)        (1,528)
   Net unrealized appreciation in securities, net of tax                                         57             --
------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  170,515        211,429
------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 11)
------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $1,603,269     $1,358,656
==================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
================================================================================

  Years Ended December 31,
------------------------------------------------------------------------------------------------------------
  (in thousands, except per share data)                                        1997        1996         1995
------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Mortgage and other loans (note 6)                                       $108,868     $92,017      $80,067
   Securities held to maturity                                                4,737       4,308        4,816
   Mortgage-backed securities held to maturity                                3,856       5,252        6,276
   Money market investments                                                     273         727          383
------------------------------------------------------------------------------------------------------------
Total interest income                                                       117,734     102,304       91,542
------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
   NOW and money market accounts                                              1,844       2,039        2,341
   Savings accounts                                                           6,523       6,754        7,318
   Certificates of deposit                                                   36,177      32,533       27,624
   FHLB borrowings (note 9)                                                  10,751       3,419        2,236
   Mortgagors' escrow                                                            41          39          115
------------------------------------------------------------------------------------------------------------
Total interest expense                                                       55,336      44,784       39,634
------------------------------------------------------------------------------------------------------------
      Net interest income                                                    62,398      57,520       51,908
------------------------------------------------------------------------------------------------------------
(Reversal of) provision for loan losses (note 6)                                 --      (2,000)         150
------------------------------------------------------------------------------------------------------------
      Net interest income after (reversal of) provision for loan losses      62,398      59,520       51,758
------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
   Fee income                                                                 1,287       1,583        1,407
   Other (note 5)                                                             1,018         862        1,626
------------------------------------------------------------------------------------------------------------
Total other operating income                                                  2,305       2,445        3,033
------------------------------------------------------------------------------------------------------------
OPERATING EXPENSE:
   Compensation and benefits (notes 12 and 13)(1)                            18,872      16,185       13,694
   Occupancy and equipment (note 11)                                          2,641       2,479        2,399
   General and administrative                                                 4,872       4,422        5,127
   Other                                                                        699         185        1,651
------------------------------------------------------------------------------------------------------------
Total operating expense                                                      27,084      23,271       22,871
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                   37,619      38,694       31,920
Income tax expense (note 10)(2)                                              14,355      17,755       11,737
------------------------------------------------------------------------------------------------------------
      Net income                                                            $23,264     $20,939      $20,183
============================================================================================================
      Earnings per share(3)                                                   $1.71       $1.35        $1.21
      Diluted earnings per share(3)                                            1.60        1.28         1.16
============================================================================================================

(1) Includes non-cash expenses of $7.368 million, $5.411 million and $3.457 million, respectively.
(2) Includes non-cash expenses of $3.416 million, $1.111 million and $0, respectively.
(3) Reflects shares issued as a result of a 4-for-3 stock split on August 22, 1996 and 3-for-2 stock splits on April 10, 1997 and October 1, 1997.

See accompanying notes to consolidated financial statements.


26    QUEENS COUNTY BANCORP, INC.  CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Stockholders' Equity
================================================================================

  Years Ended December 31,
----------------------------------------------------------------------------------------------------------
  (in thousands, except share data)                                         1997         1996         1995
----------------------------------------------------------------------------------------------------------
Common Stock (Par Value: $0.01):
   Balance at beginning of year                                         $     92     $     69     $     69
   Stock splits (11,470,529 and 2,294,063 shares)                            114           23           --
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                       206           92           69
----------------------------------------------------------------------------------------------------------
Paid-In Capital in Excess of Par:
   Balance at beginning of year                                          116,607      112,441      111,407
   Tax benefit effect on stock plans                                       3,416        1,111           --
   Common stock acquired by SERP and Deferred Compensation Plans           1,081        1,081           32
   Allocation of ESOP Stock                                                4,021        2,002        1,002
   Stock splits (11,470,529 and 2,294,063 shares)                           (114)         (23)          --
   Cash paid in lieu of fractional shares                                    (11)          (5)          --
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                   125,000      116,607      112,441
----------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
   Balance at beginning of year                                          154,886      140,969      122,644
   Net income                                                             23,264       20,939       20,183
   Dividends paid on common stock                                         (8,135)      (5,669)      (1,632)
   Exercise of stock options (218,407; 150,797; and 55,116 shares)        (3,785)      (1,353)        (226)
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                   166,230      154,886      140,969
----------------------------------------------------------------------------------------------------------
TREASURY STOCK:
   Balance at beginning of year                                          (42,397)     (16,843)      (7,444)
   Purchase of common stock (2,547,326; 844,360; and 422,015 shares)     (68,086)     (28,825)      (9,963)
   Common stock acquired by SERP                                           1,337        1,081           32
   Exercise of stock options (218,407; 150,797; and 55,116 shares)         4,998        2,190          532
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                  (104,148)     (42,397)     (16,843)
----------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN:
   Balance at beginning of year                                          (14,820)     (16,065)     (17,343)
   Allocation of ESOP stock                                                1,294        1,245        1,278
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                   (13,526)     (14,820)     (16,065)
----------------------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS:
   Balance at beginning of year                                           (1,411)        (330)        (298)
   Common stock acquired by SERP and Deferred Compensation Plans          (1,081)      (1,081)         (32)
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                    (2,492)      (1,411)        (330)
----------------------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS:
   Balance at beginning of year                                           (1,528)      (2,611)      (3,756)
   Earned portion of RRPs                                                    716        1,083        1,145
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                      (812)      (1,528)      (2,611)
----------------------------------------------------------------------------------------------------------
Net unrealized appreciation in securities, net of tax:
   Balance at beginning of year                                               --           --           --
   Net unrealized appreciation in securities, net of tax                      57           --           --
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                        57           --           --
----------------------------------------------------------------------------------------------------------
Total stockholders' equity                                              $170,515     $211,429     $217,630
==========================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31,
------------------------------------------------------------------------------------------------------------
(in thousands)                                                                 1997        1996       1995
------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                                $  23,264   $  20,939   $ 20,183
------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                               948         772        738
      (Reversal of) provision for loan losses                                      --      (2,000)       150
      (Increase) decrease in deferred income taxes                             (2,202)      2,510       (481)
      Amortization of premiums (discounts), net                                   147         537       (506)
      Amortization of net deferred loan origination fees                          217         141        650
      Net loss on redemption of securities and mortgage-backed securities         (20)         (2)        (6)
      Net (gain) loss on sale of foreclosed real estate and loans                (556)        123        (12)
      Write-off of investment in Nationar                                          --          --        349
      Provision for Nationar investment losses                                     --          --      1,000
      Tax benefit effect on stock plans                                         3,416       1,111         --
      Earned portion of RRPs                                                      716       1,083      1,145
      Earned portion of ESOP                                                    5,315       3,247      2,280
  Changes in assets and liabilities:
      (Increase) decrease in other assets                                      (5,060)      3,014     (6,209)
      Increase (decrease) in accounts payable and accrued expenses                688         286       (254)
      Increase (decrease) in official checks outstanding                        2,711      (1,117)    10,556
      Increase (decrease) in other liabilities                                  5,292        (741)       350
------------------------------------------------------------------------------------------------------------
Total adjustments                                                              11,612       8,964      9,750
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      34,876      29,903     29,933
------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Proceeds from redemptions of mortgage-backed securities held to maturity     32,939      19,132     14,584
  Proceeds from maturities and sales of investment securities                  62,000      87,000     59,000
  Proceeds from redemption of securities available for sale                     1,519          --         --
  Purchase of securities                                                      (79,575)    (96,010)   (57,488)
  Purchase of securities available for sale                                    (4,009)         --         --
  Net increase in loans                                                      (265,152)   (151,730)   (60,523)
  Proceeds from sales of loans and foreclosed real estate                      16,578       1,006      1,318
  Purchase of premises and equipment, net                                        (653)     (1,323)      (422)
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (236,353)   (141,925)   (43,531)
------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net increase (decrease) in mortgagors' escrow                                 3,334        (448)    (2,838)
  Net increase in deposits                                                     45,231      91,790     91,920
  Net increase (decrease) from FHLB borrowings                                228,271      35,316    (37,227)
  Cash dividends, cash paid in lieu of fractional shares, and
    options exercised                                                         (11,920)     (7,027)    (1,858)
  Purchase of Treasury stock, net of stock options exercised and
    shares acquired by SERP                                                   (61,751)    (25,554)    (9,399)
------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                     203,165      94,077     40,598
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            1,688     (17,945)    27,000
Cash and cash equivalents at beginning of year                                 21,045      38,990     11,990
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                    $  22,733   $  21,045   $ 38,990
============================================================================================================
Supplemental information:
  Cash paid for:
    Interest                                                                $  55,335   $  44,810   $ 39,622
    Income taxes                                                               12,443      14,775     12,858
------------------------------------------------------------------------------------------------------------
Transfers to foreclosed real estate from loans                                  1,758         730        810
------------------------------------------------------------------------------------------------------------
Transfers to real estate held for investment from foreclosed real estate          533         222        687
============================================================================================================

See accompanying notes to consolidated financial statements.


28    QUEENS COUNTY BANCORP, INC.  CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Policies

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 1997 presentation.

Securities Held to Maturity, Mortgage-Backed Securities Held to Maturity, and Securities Available For Sale

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

      On January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 applies to all loans except smaller balance homogenous consumer loans (including 1-4 family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio. The adoption of SFAS No. 114, as amended by SFAS No. 118, did not have any impact on the Company's 1997 results of operations nor on its financial position, including the level of the reserve for possible credit losses.

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

      Loans are designated "in foreclosure," and the accrual of interest and amortization of origination fees discontinued, when principal or interest payments are in arrears 90 days or more, or sooner, if management considers collection to be doubtful. When foreclosure proceedings commence for non-accrual loans, previously accrued but unpaid interest is reversed and charged against current income. Interest is subsequently recognized on loans in foreclosure only to the extent that cash is received. Loans are returned to accrual status when management deems that collection is reasonable.

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

      Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 1997, 1996, and 1995 amounted to $948,000, $772,000, and $738,000, respectively.

Year 2000

In January 1997, the Company developed a plan to deal with the Year 2000 issue and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion efforts to be completed by the end of 1998. The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. The Company is expensing all costs associated with these systems changes as the costs are incurred.

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

Income Taxes

Income tax expense consists of income taxes currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not that it will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Stock Option Plans

In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 31, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994.

      The Company had three stock option plans at December 31, 1997. Stock options related to two of these plans were originally granted concurrent with the Bank's conversion from mutual to stock form in 1993. Additional stock options were granted on February 18, 1997. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized for said plans.

Retirement Plans

The Company has pension plans covering substantially all employees who have attained minimum service requirements. Post-retirement benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.


30  QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and Federal funds sold.

Earnings Per Share (Basic and Diluted)

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share." It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

      Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity.

      SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, with earlier application not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

      The weighted average number of common shares outstanding used in the computation of Basic EPS was 13,636,414, 15,477,422, and 16,680,165 for the years ended 1997, 1996, and 1995, respectively. The weighted average number of common shares outstanding used in the computation of Diluted EPS was 14,549,455, 16,311,685, and 17,399,138 for the years ended 1997, 1996, and 1995, respectively. The differential in the weighted average number of common shares outstanding used in the computation of Basic and Diluted EPS represents the average common stock equivalents of stock options.

2 Conversion to Stock Form of Ownership

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

   As a result of four stock splits (a 3-for-2 stock split on September 30, 1994, a 4-for-3 stock split on August 22, 1996, and 3-for-2 stock splits on April 10, 1997 and October 1, 1997), the initial offering price was adjusted to $5.56 per share and the number of shares outstanding was 14,912,791 at December 31, 1997.

3 Securities Investments

Securities held to maturity at December 31, 1997 and 1996 are summarized as follows:

December 31, 1997
-----------------------------------------------------------------------------------------------
                                                          Gross             Gross     Estimated
(in thousands)                          Cost    unrealized gain   unrealized loss  market value
-----------------------------------------------------------------------------------------------
U.S. Government and agencies           $78,279             $117              $(51)      $78,345
-----------------------------------------------------------------------------------------------
FHLB stock                              16,655               --                --        16,655
FNMA stock                                   2               65                --            67
-----------------------------------------------------------------------------------------------
Total stock                             16,657               65                --        16,722
-----------------------------------------------------------------------------------------------
Total securities                       $94,936             $182              $(51)      $95,067
===============================================================================================

December 31, 1996
-----------------------------------------------------------------------------------------------
                                                          Gross             Gross     Estimated
(in thousands)                          Cost    unrealized gain   unrealized loss  market value
-----------------------------------------------------------------------------------------------
U.S. Government and agencies           $76,121             $25               $(82)      $76,064
-----------------------------------------------------------------------------------------------
FHLB stock                              10,372              --                 --        10,372
FNMA stock                                   2              45                 --            47
-----------------------------------------------------------------------------------------------
Total stock                             10,374              45                 --        10,419
-----------------------------------------------------------------------------------------------
Total securities                       $86,495             $70               $(82)      $86,483
===============================================================================================

The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 1997 by remaining term to maturity:

December 31, 1997
--------------------------------------------------------------------------------
                                                U.S. Government        Estimated
(in thousands)                                     and agencies     market value
--------------------------------------------------------------------------------

1 year or less                                          $66,222          $66,199
Over 1 year to 5 years                                   12,057           12,146
--------------------------------------------------------------------------------
Total                                                   $78,279          $78,345
================================================================================

Because Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") stock are securities for which sale is restricted by the respective governmental agencies, they are not considered marketable equity securities. FHLB and FNMA stock are carried at cost, which approximates value at redemption.

Securities available for sale at December 31, 1997 are summarized as follows:

December 31, 1997
-----------------------------------------------------------------------------------------------
                                                          Gross             Gross     Estimated
(in thousands)                          Cost    unrealized gain   unrealized loss  market value
-----------------------------------------------------------------------------------------------
Equity                                 $2,509              $108              $--        $2,617
===============================================================================================

There were no securities available for sale as of December 31, 1996.


32    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 Mortgage-Backed Securities Held to Maturity

Mortgage-backed securities held to maturity at December 31, 1997 and 1996 are summarized as follows:

December 31, 1997
--------------------------------------------------------------------------------
(in thousands)                                  GNMA        FHLMC         Total
--------------------------------------------------------------------------------
Principal balance                            $20,050     $ 29,733      $ 49,783
Unamortized premium                               19           --            19
Unamortized discount                              --          (21)          (21)
--------------------------------------------------------------------------------
Mortgage-backed securities, net               20,069       29,712        49,781
Gross unrealized gains                           720          258           978
Gross unrealized losses                           --         (140)         (140)
--------------------------------------------------------------------------------
Estimated market value                       $20,789     $ 29,830      $ 50,619
================================================================================

December 31, 1996
--------------------------------------------------------------------------------
(in thousands)                                 GNMA         FHLMC         Total
--------------------------------------------------------------------------------
Principal balance                          $ 23,517      $ 50,207      $ 73,724
Unamortized premium                              52            --            52
Unamortized discount                             --           (44)          (44)
--------------------------------------------------------------------------------
Mortgage-backed securities, net              23,569        50,163        73,732
Gross unrealized gains                          405           351           756
Gross unrealized losses                         (12)         (284)         (296)
--------------------------------------------------------------------------------
Estimated market value                     $ 23,962      $ 50,230      $ 74,192
================================================================================

The amortized cost and estimated market values of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 1997 by remaining term to maturity:

December 31, 1997
--------------------------------------------------------------------------------
                                                                       Estimated
(in thousands)                              GNMA    FHLMC    Total  Market Value
--------------------------------------------------------------------------------
1 year or less                           $ 2,981  $12,112  $15,093       $15,348
Over 1 year to 5 years                    17,088   17,600   34,688        35,271
--------------------------------------------------------------------------------
Total mortgage-backed securities, net    $20,069  $29,712  $49,781       $50,619
================================================================================

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 1997, 1996, or 1995.

5 Loans

The composition of the loan portfolio as of December 31, 1997 and 1996 is summarized as follows:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                               1997           1996
--------------------------------------------------------------------------------
Mortgage Loans:
  1-4 family                                           $  224,287     $  256,904
  Multi-family                                          1,107,374        822,364
  Commercial real estate                                   61,740         63,452
  Construction                                              1,538          1,598
--------------------------------------------------------------------------------
Total mortgage loans                                    1,394,939      1,144,318
Less: Net deferred loan origination fees                    1,281          1,058
--------------------------------------------------------------------------------
Mortgage loans, net                                     1,393,658      1,143,260
--------------------------------------------------------------------------------
Other Loans:
  Cooperative apartment                                     5,041          5,764
  Home equity                                               2,386          2,819
  Passbook savings                                            312            375
  Other                                                     3,056          3,317
--------------------------------------------------------------------------------
Total other loans                                          10,795         12,275
Less: Unearned discounts                                       19             24
--------------------------------------------------------------------------------
Other loans, net                                           10,776         12,251
Less: Allowance for loan losses                             9,431          9,359
--------------------------------------------------------------------------------
Loans, net                                             $1,395,003     $1,146,152
================================================================================

The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 1997 and 1996, approximately $1.355 billion and $1.106 billion, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, a substantial portion of both its borrowers' ability to honor their contracts and increases or decreases in the market value of the real estate collateralizing such loans may be significantly affected by the state's economic condition. Loans in other states are diversified in their locations and are underwritten utilizing criteria similar to those used for loans in New York State.

      The Bank holds all adjustable rate one-to-four family mortgage loans that it originates. Originated fixed rate one-to-four family mortgage loans are generally sold to the Bank's Savings Bank Life Insurance Department ("SBLI"), FNMA, or the State of New York Mortgage Agency ("SONYMA"), and the servicing rights retained. Loans sold to SBLI during the years ended December 31, 1997, 1996, and 1995 amounted to $3.2 million, $300,000, and $400,000, respectively. No loans were sold to FNMA in the years ended December 31, 1997 and 1996; in 1995, loans sold to FNMA amounted to $100,000. No loans were sold to SONYMA during the years ended December 31, 1997 and 1995; in 1996, loans sold to SONYMA totaled $45,000.

      In 1997, the Bank also originated and sold $13.6 million in multi-family mortgage loans, with the servicing rights retained. In 1996 and 1995, all multi-family mortgage loans originated by the Bank were retained in portfolio.

      During 1997, 1996, and 1995, the Bank also sold approximately $12,000, $82,000, and $200,000, respectively, in student loans, a substantial portion of said portfolio, to Nellie Mae. Included in other income for the years ended December 31, 1997, 1996, and 1995 were $512,000, $1,000, and $23,000, respectively, related to the net gain (loss) on the sale of these loans.

     The Bank services mortgage loans for third parties, primarily SBLI, FNMA, and SONYMA. The unpaid principal balance of such serviced loans amounted to $18.0 million, $16.1 million, and $17.4 million, at December 31, 1997, 1996, and 1995, respectively. Custodial escrow balances maintained in connection with such loans amounted to $56,000, $49,000, and $115,000 at the corresponding dates.

      Commitments to originate first mortgage loans at December 31, 1997 and 1996 amounted to approximately $102.3 million and $32.4 million, respectively, all representing variable rate first mortgage loans. Substantially all of the commitments at December 31, 1997 were expected to close within 90 days and were made at interest rates that float or adjust at periodic intervals.


34    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 Allowance for Loan Losses

Activity in the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995 is summarized as follows:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                  1997         1996          1995
--------------------------------------------------------------------------------
Balance, beginning of year                    $9,359     $ 11,359      $ 11,268
Provisions charged to operations                  --           --           150
Reversal of provisions                            --       (2,000)           --
Net recoveries (charge-offs)                      72           --           (59)
--------------------------------------------------------------------------------
Balance, end of year                          $9,431     $  9,359      $ 11,359
================================================================================

There were $72,000 in recoveries to the allowance for loan losses during the year ended December 31, 1997. No recoveries were realized during 1996 or 1995.

      Mortgage loans in foreclosure amounted to approximately $6.1 million, $7.0 million, and $4.9 million at December 31, 1997, 1996, and 1995, respectively, and included loans that have been restructured of approximately $0, $24,000, and $359,000, respectively, at the corresponding dates. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 1997, 1996, and 1995 are summarized below:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                           1997      1996    1995
--------------------------------------------------------------------------------
Interest income that would have been recorded         $ 1,040   $ 1,062   $ 869
Interest income recognized                               (149)     (144)    (47)
--------------------------------------------------------------------------------
Interest income foregone                              $   891   $   918   $ 822
================================================================================

The Company defines impaired loans as those loans in foreclosure that are not one-to-four family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent it is received in cash. There were no impaired loans in 1997; in 1996, the average balance of impaired loans was $1.2 million. There was no interest income recognized on impaired loans during 1996.

7 Foreclosed Real Estate

The following table summarizes transactions in foreclosed real estate, which is included in other assets for the years ended December 31, 1997 and 1996:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                                 1997        1996
--------------------------------------------------------------------------------
Balance, beginning of year                                  $   627       $ 774
Transfers in                                                  1,758         730
Sales                                                        (1,240)       (655)
Transfers to real estate held for investment                   (115)       (222)
--------------------------------------------------------------------------------
Balance, end of year                                        $ 1,030       $ 627
================================================================================

Foreclosed real estate is carried at fair market value. There were no valuation allowances at December 31, 1997 or 1996, and no provisions for the years ended December 31, 1997, 1996, or 1995.

8 Deposits

The following is a summary of weighted average interest rates at December 31, 1997 and 1996 for each type of deposit:

December 31, 1997
--------------------------------------------------------------------------------
                                                         Percent       Weighted
(in thousands)                                 Amount   of Total   Average Rate
--------------------------------------------------------------------------------
Non-interest-bearing demand accounts       $   29,186       2.73%          0.00%
NOW and Super NOW accounts                     21,485       2.01           2.43
Money market accounts                          46,409       4.34           2.83
Savings accounts                              268,133      25.08           2.40
Certificates of deposit                       703,948      65.84           5.50
--------------------------------------------------------------------------------
Total deposits                             $1,069,161     100.00%          4.39%
================================================================================

December 31, 1996
--------------------------------------------------------------------------------
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
================================================================================

The following is a summary of certificates of deposit at December 31, 1997 by remaining term to maturity and by range of stated interest rates:

December 31, 1997                         Amounts Maturing
--------------------------------------------------------------------------------
                          Within     Within       Within        After
(in thousands)          One Year  Two Years  Three Years  Three Years     Total
--------------------------------------------------------------------------------
Certificates of Deposit:
  2.00% to 2.99%        $ 46,165        $--          $--          $--  $ 46,165
  3.00% to 3.99%              --         --           --           --        --
  4.00% to 4.99%          52,123        442           --           --    52,565
  5.00% to 6.99%         465,951     94,923       24,697       14,692   600,263
  7.00% and above            980      1,143          938        1,894     4,955
--------------------------------------------------------------------------------
Total maturities        $565,219    $96,508      $25,635      $16,586  $703,948
================================================================================

At December 31, 1997 and 1996, the aggregate amount of certificates of deposit of $100,000 or more was approximately $139.7 million and $108.4 million, respectively.


36    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 Borrowings

In 1997 and 1996, the Company drew upon its line of credit with the Federal Home Loan Bank of New York ("FHLB"), which totaled $481.0 million and $323.3 million at the respective year-ends. At December 31, 1997 and 1996, the outstanding balance was approximately $309.7 million and $81.4 million, with scheduled maturity dates within the next 12 months. The weighted average interest rate for borrowings was 5.76% and 5.49% at the corresponding dates. For the years ended December 31, 1997 and 1996, the weighted average outstanding balance was approximately $189.1 million and $61.2 million, with a weighted average interest rate of 5.68% and 5.59%. The maximum amount of borrowings outstanding at any month-end during the year ending December 31, 1997 was $309.7 million; in the previous twelve-month period, the maximum month-end amount was $88.8 million. The credit line is collateralized by stock in the FHLB and certain mortgage loans under a blanket pledge agreement.

      The Company also has a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 1997.

10 Federal, State, and Local Taxes

Federal Income Taxes

The components of the net deferred tax asset at December 31, 1997 and 1996 are summarized as follows:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                                1997         1996
--------------------------------------------------------------------------------
Deferred Tax Assets:
  Financial statement loan loss allowance                  $ 4,452      $ 4,489
  Accrual for post-retirement benefits                       1,942        1,953
  Deferred directors' fees                                     375          357
  Accrual for directors' retirement benefit                    358          380
  Deferred origination fees                                    605          503
  Non-accrual interest                                          74          203
  Organization costs                                           319          705
  Others                                                     1,339          782
--------------------------------------------------------------------------------
Total deferred tax assets                                    9,464        9,372
--------------------------------------------------------------------------------
Deferred Tax Liabilities:
  Tax reserve in excess of base year reserve                (2,591)      (4,815)
  Basis difference of GNMAs                                   (424)        (608)
  Pre-paid pension cost                                       (909)        (606)
  Basis difference of premises and equipment                   (26)         (31)
--------------------------------------------------------------------------------
Total deferred tax liabilities                              (3,950)      (6,060)
--------------------------------------------------------------------------------
Net deferred tax asset                                     $ 5,514      $ 3,312
================================================================================

The net deferred tax asset at December 31, 1997 and 1996 represents the anticipated Federal, state, and local tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, no valuation allowance was deemed necessary for the net deferred tax asset at December 31, 1997 or 1996. However, there can be no assurances about the level of future earnings.

Income tax expense (benefit) for the years ended December 31, 1997, 1996, and 1995 is summarized as follows:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                 1997          1996          1995
--------------------------------------------------------------------------------
Federal--current                           $ 12,673       $10,471      $  8,500
State and local--current                      3,884         4,774         3,718
--------------------------------------------------------------------------------
Total current                                16,557        15,245        12,218
--------------------------------------------------------------------------------
Federal--deferred                              (340)          690          (274)
State and local--deferred                    (1,862)        1,820          (207)
--------------------------------------------------------------------------------
Total deferred                               (2,202)        2,510          (481)
--------------------------------------------------------------------------------
Total income tax expense                   $ 14,355       $17,755      $ 11,737
================================================================================

The following is a reconciliation of statutory Federal income tax expense to combined effective income tax expense for the years ended December 31, 1997, 1996, and 1995:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                     1997        1996        1995
--------------------------------------------------------------------------------
Statutory Federal income tax expense           $ 13,167    $ 13,543    $ 11,172
State and local income taxes, net of
  Federal income tax benefit                      1,314       4,286       2,282
Prior-period tax refunds                             --          --        (723)
Other, net                                         (126)        (74)       (994)
--------------------------------------------------------------------------------
Total income tax expense                       $ 14,355    $ 17,755    $ 11,737
================================================================================

Under Federal tax law that existed prior to 1996, the Bank was generally allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction ("reserve method"). The reserve method was used in preparing the income tax returns for 1995 and 1994. Legislation was enacted in August 1996 which repealed the reserve method for tax purposes. As a result, the Bank has instead had to use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Bank to recapture its post-1987 net additions to its tax bad debt reserves. The Bank has previously provided for this liability in the financial statements.

      Pursuant to SFAS No. 109, the Bank is generally not required to provide deferred taxes for the difference between book and tax bad debt expense taken in years prior to, or ending at, December 31, 1987. The tax bad debt expense deducted in those years (net of charge-offs and recoveries) created an approximate $7.4 million tax loan loss reserve which could be recognized as taxable income and create a current and/or deferred tax liability of up to $2.6 million, under current income tax rates, if one of the following occurs: (a) the Bank's retained earnings represented by this reserve are used for purposes other than to absorb losses from bad debts, including excess dividends or distributions in liquidation; (b) the Bank redeems its stock; (c) the Bank fails to meet the definition provided by the Code for a Bank; or (d) there is a change in the Federal tax law.

State and Local Taxes

The Company files New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on income or an alternative tax based on a specified formula. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes. The Company has provided for New York State and New York City taxes based on taxable income for the years ended December 31, 1997, 1996, and 1995.

      Both New York State and New York City have adopted legislation to retain the franchise taxation of thrift reserves for loan losses. The legislation applies to taxable years beginning after December 31, 1995 and, among other things, adopts the reserve method for bad debt deductions. The New York State and City bad debt deduction is therefore no longer predicated on the Federal deduction.

      As a Delaware business corporation, the Company is required to file annual returns and pay annual fees and an annual franchise tax to the State of Delaware. Such taxes and fees, which are not material, are included in income tax expense in the Consolidated Statements of Income.


38    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 Commitments and Contingencies

Lease Commitments

At December 31, 1997, the Company was obligated under eight non-cancellable operating lease agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The leases contain escalation clauses commencing at various times during the lives of the leases. Such clauses provide for increases in the annual rental, based on increases in the consumer price index.

      At December 31, 1997, the Company had entered into several non-cancellable operating lease agreements for rental of bank-owned properties. The leases contain escalation clauses that provide for periodic increases in the annual rental, again based on increases in the consumer price index.

      As of December 31, 1997, the projected minimum annual rental commitments under these leases, exclusive of taxes and other charges, are summarized as follows:

--------------------------------------------------------------------------------
(in thousands)                                    Rental income   Rental expense
--------------------------------------------------------------------------------
1998                                                     $  864           $  434
1999                                                        716              440
2000                                                        736              431
2001                                                        661              397
2002                                                        467              356
2003 and thereafter                                       1,835            3,418
--------------------------------------------------------------------------------
Total minimum future rentals                             $5,279           $5,476
================================================================================

Rental expense under these leases, included in occupancy and equipment expense, was approximately $399,000, $333,000, and $264,000 for the years ended December 31, 1997, 1996, and 1995, respectively. Rental income on bank-owned properties, netted in occupancy and equipment expense, was approximately $1.026 million, $947,000, and $910,000, for the years ended December 31, 1997, 1996, and 1995, respectively.

Legal Proceedings

In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

12 Employee Benefits

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

      The Bank performs its pension valuation to coincide with the year-end of the pension plan (September 30th). The Bank estimates that its pension status was not materially different at December 31, 1997 or 1996. The components of net pension expense as determined by the Plan's actuary at the most recent September 30th valuation dates are as follows:

September 30,
--------------------------------------------------------------------------------
(in thousands)                                         1997      1996      1995
--------------------------------------------------------------------------------
Service cost--benefits earned during the period     $   492   $   504   $   429
Interest cost on projected benefit obligation           940       926       904
Actual return on plan assets                         (2,248)   (1,380)   (1,900)
Net amortization and deferral                         1,177       366     1,077
--------------------------------------------------------------------------------
Net pension expense                                 $   361   $   416   $   510
================================================================================

A comparison of accumulated plan benefit obligation and plan net assets as of the most recent actuarial valuation follows:

September 30,
------------------------------------------------------------------------------------
(in thousands)                                                      1997       1996
------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligation:
Accumulated Benefit Obligation (ABO):
Vested                                                          $(11,327)  $ (9,990)
Non-vested                                                          (141)      (264)
------------------------------------------------------------------------------------
Total ABO                                                       $(11,468)  $(10,254)
====================================================================================
Projected benefit obligation                                    $(13,769)  $(12,473)
Plan assets at fair value (primarily investment trust funds)      14,756     12,875
------------------------------------------------------------------------------------
Excess of plan assets under projected benefit obligation             987        402
Unrecognized transition asset being amortized over 10.46 years        --        (64)
Amount contributed during fourth quarter                             596         --
Unrecognized loss                                                    268        849
Unrecognized past service liability                                   75         93
------------------------------------------------------------------------------------
Pre-paid pension cost                                           $  1,926   $  1,280
====================================================================================

The discount rate used in determining the actuarial value of the projected benefit obligation for the Bank's plan was 7.25% and 7.75% for 1997 and 1996, respectively. The rate of increase in future compensation levels was 5.0% and 5.5% for 1997 and 1996; the expected long-term rate of return on assets was 8.0% for both years.

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

      Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the ESOP, the Bank temporarily suspended all matching contributions to the Thrift Incentive Plan, in order to comply with the limitations set forth by the Internal Revenue Code. Accordingly, there were no Company contributions for the years ended December 31, 1997, 1996, or 1995.

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

Deferred Compensation Plan

The Bank maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. At December 31, 1997 and 1996, this plan maintained $0 and $1.0 million, respectively, of trust-held assets. The remaining balances in the deferred compensation plan at December 31, 1997 and 1996 of $758,000 and $752,000, respectively, are unfunded and, as such, are reflected in "other liabilities" in the Company's Consolidated Statements of Financial Condition.

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

      The Bank accrues the cost of such benefits during the years an employee renders the necessary service. The following table sets forth the plan's funded status and amounts recognized in the Bank's consolidated financial statements at December 31, 1997 and 1996.


40    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================
Accumulated Post-Retirement Benefit Obligation (APBO)

December 31,
--------------------------------------------------------------------------------
(in thousands)                                               1997          1996
--------------------------------------------------------------------------------
Retirees and spouses                                      $(2,350)      $(3,546)
Actives fully eligible to retire                             (126)          (79)
Actives not yet fully eligible to retire                     (678)       (1,000)
--------------------------------------------------------------------------------
Total APBO                                                 (3,154)       (4,625)
--------------------------------------------------------------------------------
Funded status                                              (3,154)       (4,625)
Unrecognized net loss                                        (648)          887
Unrecognized prior service cost                              (312)         (376)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                      $(4,114)      $(4,114)
================================================================================

The net periodic post-retirement cost for the years ended December 31, 1997 and 1996 was as follows:

December 31,
--------------------------------------------------------------------------------
(in thousands)                                                1997         1996
--------------------------------------------------------------------------------
Service cost                                                 $  74        $ 110
Interest cost                                                  217          333
Net amortization of prior service cost                        (119)          (4)
--------------------------------------------------------------------------------
Total expense                                                $ 172        $ 439
================================================================================

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5% for 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1997 by $253,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the fiscal year ending December 31, 1997 by $29,000.

      The discount rate used in determining the accumulated post-retirement benefit obligation was 7.25% as of December 31, 1997 and 7.75% as of December 31, 1996. The rate of increase in future compensation levels was 5.0% and 5.5% as of December 31, 1997 and 1996, respectively.

13 Stock-related Plans

Option Plans

The Board of Directors of the Company adopted the following stock option plans:

Stock Option Plan
Under the Stock Option Plan, 1,278,225 stock options (as adjusted for the four stock splits discussed in Note 2) which expire ten years from the date of grant, November 23, 1993, have been granted to the executive officers and employees of the Company and its affiliate, the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to $5.56 per share, which is the initial public offering price, as adjusted for the four splits. Options vest in whole or in part over 3 to 5 years from the date of issuance. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Compensation Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights granted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a Limited Right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option ($5.56) and the fair market value of the underlying shares of common stock. In 1997, 95,680 options granted under the Stock Option Plan were exercised; 70,776 options were exercised in 1996; and 10,519 options were exercised in 1995. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. The number of vested options exercisable at December 31, 1997 was 824,832.

Stock Option Plan for Outside Directors
("Directors' Option Plan")
Each member of the Board of Directors who was not an officer or employee of the Company or the Bank was granted non-statutory options on November 23, 1993 to purchase shares of the Company's common stock based upon length of service. In addition, active Directors Emeritus were each granted non-statutory options to purchase shares of the common stock. In the aggregate, members of the Board of Directors and active Directors Emeritus of the Company were granted options to purchase 688,275 shares (as adjusted for the four stock splits) of the common stock of the Company at an exercise price equal to $5.56 per share, which is the initial public offering price as adjusted to reflect the splits, with Limited Rights. All options granted under the Directors' Option Plan, including Limited Rights attached thereto, expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. For the years ended December 31, 1997, 1996, and 1995, respectively, 116,999, 80,021, and 44,597 options were exercised. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. All of the options granted under the Directors' Option Plan were exercisable one year after grant.

1997 Stock Option Plan
On February 18, 1997, the Bank established the 1997 Stock Option Plan under which options to purchase 465,750 shares were granted on that date to participants. The maximum number of shares available for grants under this plan is 787,500. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to $23.45 per share, as adjusted for the two stock splits in 1997. There were no options exercised during 1997 under the 1997 Stock Option Plan. The number of vested options exercisable at December 31, 1997 was 465,750.

Stock Plans

Effective upon the conversion, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service:

Employee Stock Ownership Plan ("ESOP") and Supplemental Employee Retirement Plan ("SERP")
In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 3,097,240 shares (as adjusted for the four stock splits). The loan will be repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 20 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid by the Company on stock held in the unallocated stock account. At December 31, 1997, the loan had an outstanding balance of $13.3 million and a fixed interest rate of 6.0%. Interest expense for the obligation was $900 thousand for the year ended December 31, 1997. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $1.8 million for the year ended December 31, 1997. Dividends and investment income received on ESOP shares used for debt service amounted to $1.4 million. Benefits will vest on a seven-year basis, starting with 20% in year three and continuing each year thereafter. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

      Forfeitures will be reallocated among participating employees in the same proportion as contributions. Benefits are payable upon death, retirement, disability, or separation from service and may be payable in cash or stock.

      The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and shares held in the suspense account are voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock. Shares allocated to participants were 193,470 and 307,017 for the periods ended December 31, 1997 and 1996, respectively. At December 31, 1997, there were 2,021,401 shares remaining for future allocation, with a market value of $81.9 million. The Bank recognizes compensation expense based on the average market price during the year at the date of allocation of the common stock for the ESOP Plan. The Company recorded compensation expense for the ESOP Plan of $3.2 million, $2.3 million, and $1.8 million for the years ended December 31, 1997, 1996, and 1995, respectively.


42    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provides additional unfunded, non-qualified benefits to certain participants of the ESOP in the form of common stock. At December 31, 1997, 1996, and 1995, this plan maintained $1.3 million, $1.2 million, and $102,000, respectively, of trust-held assets, based upon the cost of assets at the time of purchase. Trust-held assets consist entirely of Company common stock and represented 136,025, 53,084, and 12,202 shares at December 31, 1997, 1996, and
1995, respectively. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Financial Condition. The Company recorded compensation expense for the SERP of $1.3 million, $1.1 million, and $32,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

Recognition and Retention Plans and Trusts ("RRPs")
The purpose of the RRPs is to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 983,250 shares (as adjusted for the four stock splits) of the common stock in the conversion, substantially all of which have been awarded. Such amount represents deferred compensation and has been accounted for as a reduction of stockholders' equity. Awards vested at a rate of 33-1/3% per year for directors, commencing on November 23, 1994, and vest at a rate of 20% per year for officers and employees, commencing on January 1, 1995. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. Pursuant to the RRPs, 837,181 shares of common stock were vested at December 31, 1997. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRP. The Company recorded compensation expense for the RRP Plan of $716,000, $1.1 million, and $1.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

14 Fair Value of Financial Instruments

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 1997 and 1996:

December 31,                                             1997                    1996
---------------------------------------------------------------------------------------------
(in thousands)                                   Value     Fair Value     Value    Fair Value
---------------------------------------------------------------------------------------------
Financial Assets:
  Cash and cash equivalents                    $   22,733  $   22,733  $   21,045  $   21,045
  Securities held to maturity                      94,936      95,067      86,495      86,483
  Mortgage-backed securities held to maturity      49,781      50,619      73,732      74,192
  Securities available for sale                     2,617       2,617          --          --
  Loans, net                                    1,395,003   1,485,896   1,146,152   1,185,853
Financial Liabilities:
  Deposits                                     $1,069,161  $1,071,738  $1,023,930  $1,028,386
  FHLB borrowings                                 309,664     309,664      81,393      81,393
  Mortgagors' escrow                               10,690      10,690       7,356       7,356
=============================================================================================

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

Securities Held to Maturity, Mortgage-Backed Securities Held to Maturity, and Securities Available for Sale

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

      The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that are the most reflective of the Company's loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. As such, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships provide a relatively stable, low-cost funding source that has a substantial intangible value separate from the value of the deposit balances.

FHLB Borrowings

The carrying value of borrowings approximates fair value in the financial statements, as these instruments are short-term.

Other Receivables and Payables

The estimated fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 1997 or 1996.

15 Restrictions on the Bank

Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the approval of the Superintendent of the New York State Banking Department is required if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all Federal and state taxes. In 1997, the Bank declared dividends to its parent aggregating $16.0 million, which did not exceed net profits for 1996 through 1997.


44    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 Parent Company-Only Financial Information

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

      Following are the condensed financial statements for Queens County Bancorp, Inc. (parent company-only):

================================================================================
Condensed Statements of Condition

December 31,
--------------------------------------------------------------------------------
(in thousands)                                                    1997      1996
--------------------------------------------------------------------------------
Assets
Cash                                                          $    757  $    339
Money market investments                                            57        62
Investment in and advances to Queens County Savings Bank       169,701   211,028
--------------------------------------------------------------------------------
Total assets                                                   170,515  $211,429
================================================================================
Liabilities and Stockholders' Equity
Stockholders' equity                                          $170,515  $211,429
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                    $170,515  $211,429
================================================================================

================================================================================
Condensed Statements of Income

Years Ended December 31,
-------------------------------------------------------------------------------------------
(in thousands)                                                     1997      1996      1995
-------------------------------------------------------------------------------------------
Interest income from Queens County Savings Bank                 $ 2,358  $  3,786   $ 5,273
Other interest income                                                17         8         3
Dividends from Queens County Savings Bank                        16,000    38,000        --
-------------------------------------------------------------------------------------------
Total income                                                     18,375    41,794     5,276
Operating expense                                                   256       273       233
-------------------------------------------------------------------------------------------
Income before income tax and equity in undistributed earnings    18,119    41,521     5,043
Income tax expense                                                  151       150       163
-------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of
  Queens County Savings Bank                                     17,968    41,371     4,880
Equity in undistributed earnings of Queens County Savings Bank    5,296   (20,432)   15,303
-------------------------------------------------------------------------------------------
  Net income                                                    $23,264  $ 20,939   $20,183
===========================================================================================

================================================================================
Condensed Statements of Cash Flows

Years Ended December 31,
------------------------------------------------------------------------------------------------
(in thousands)                                                       1997       1996       1995
------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income                                                     $ 23,264   $ 20,939   $ 20,183
  Equity in undistributed earnings of the Bank not provided for    (5,296)    20,432    (15,303)
  Increase in other liabilities                                        --         --        (73)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          17,968     41,371      4,807
================================================================================================
Cash Flows From Investing Activities:
  Payments for investments in and advances to subsidiaries        (17,831)   (42,761)   (11,362)
  Repayment from investments in and advances to subsidiaries       75,284     35,231     17,921
------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                57,453     (7,530)     6,559
================================================================================================
Cash Flows From Financing Activities:
  Purchase of Treasury stock                                      (68,086)   (28,825)    (9,963)
  Dividends paid                                                   (8,135)    (5,669)    (1,632)
  Exercise of stock options                                         1,213        837        306
------------------------------------------------------------------------------------------------
Net cash used in financing activities                             (75,008)   (33,657)   (11,289)
------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             413        184         77
------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                        401        217        140
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $    814   $    401   $    217
================================================================================================

17 Regulatory Matters

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table at the top of page 47) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 leverage capital (as defined) to average assets (as defined). Management believes that, as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios, as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual capital amounts and ratios are also presented in the table on the following page.


46    QUEENS COUNTY BANCORP, INC.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          To Be Well Capitalized
                                                                         For Capital       Under Prompt Corrective
As of December 31, 1997                              Actual           Adequacy Purposes       Action Provisions
------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                         Amount      Ratio     Amount       Ratio     Amount        Ratio
------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)       $153,357     15.26%   $80,392   (>/-)8.0%    $100,490   (>/-)10.0%
Tier 1 capital (to risk-weighted assets)       143,926     14.32     40,196   (>/-)4.0       60,294    (>/-)6.0
Tier 1 leverage capital (to average assets)    143,926      9.30     46,416   (>/-)3.0       77,360    (>/-)5.0
==================================================================================================================

                                                                                          To Be Well Capitalized
                                                                          For Capital      Under Prompt Corrective
As of December 31, 1996                              Actual           Adequacy Purposes       Action Provisions
------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                         Amount      Ratio     Amount       Ratio     Amount        Ratio
------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)       $137,044     17.38%   $63,091    (>/-)8.0%    $78,868    (>/-)10.0%
Tier 1 capital (to risk-weighted assets)       127,685     16.19     31,545    (>/-)4.0      47,318     (>/-)6.0
Tier 1 leverage capital (to average assets)    127,685      9.65     39,681    (>/-)3.0      66,135     (>/-)5.0
==================================================================================================================

Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.

18 Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the fiscal years ended December 31, 1997 and 1996 follows:

                                                            1997                                           1996
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)      4th         3rd        2nd         1st         4th        3rd         2nd        1st
-------------------------------------------------------------------------------------------------------------------------------
Net interest income                    $16,110     $15,611    $15,490     $15,187     $14,863    $14,406     $14,443    $13,808
(Reversal of) provision
  for loan losses                           --          --         --          --          --         --      (2,000)        --
Other operating income                   1,149         336        515         304         861        628         470        486
Operating expense                        7,095       6,785      6,692       6,512       6,547      5,733       5,533      5,457
-------------------------------------------------------------------------------------------------------------------------------
Income before income
  tax expense                           10,164       9,162      9,313       8,979       9,177      9,301      11,380      8,837
Income tax expense                       4,769       3,767      3,972       1,847       5,364      3,699       5,115      3,578
-------------------------------------------------------------------------------------------------------------------------------
   Net income                          $ 5,395     $ 5,395    $ 5,341     $ 7,132     $ 3,813    $ 5,602     $ 6,265    $ 5,259
===============================================================================================================================
Diluted earnings per
  common share(1)                        $0.39       $0.39      $0.38       $0.45       $0.25      $0.35       $0.38      $0.31
===============================================================================================================================
Cash dividends declared
  per common share(1)                     0.20        0.17       0.13        0.11        0.11       0.11       0.083      0.067
===============================================================================================================================
Average common shares
  and equivalents
outstanding(1)                          13,895      14,004     14,129      15,712      15,389     15,927      16,649     16,942
===============================================================================================================================
Stock price per
  common share(1):
   High                                 $40.50      $36.17     $32.00      $26.45      $21.95     $16.92      $16.33     $14.67
   Low                                   34.75       29.67      23.78       20.11       16.39      15.63       14.33      13.00
   Close                                 40.50       34.54      30.33       24.39       21.06      16.56       16.33      14.67
===============================================================================================================================

(1) Reflects shares issued as a result of a 4-for-3 stock split on August 22, 1996 and 3-for-2 stock splits on April 10, 1997 and October 1, 1997.

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

      Management is responsible for maintaining a system of internal control and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements, that they are executed in accordance with management's authorizations, and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 1997, this system of internal control was adequate to accomplish the intended objectives.

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

January 20, 1998

Independent Auditors' Report

To the Board of Directors
Queens County Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Queens County Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Queens County Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
New York, New York
January 20, 1998


48  QUEENS COUNTY BANCORP, INC.  1997 ANNUAL REPORT