Form 10-K405, Exhibit 13
period 1998-12-31
QUEENS COUNTY BANCORP INC
filed 1999-03-30
CIK 910073

Financial Highlights
--------------------------------------------------------------------------------

                                                                       At or For the Years Ended December 31,
                                               -------------------------------------------------------------------------------------
(dollars in thousands, except share data)          1998              1997              1996               1995              1994
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY
  Net interest income                              $68,522           $62,398           $57,520            $51,908           $54,615
  (Reversal of) provision for loan losses               --                --             (2,000)              150             1,200
  Other operating income                             2,554             2,305             2,445              3,033             1,971
  Operating expense                                 25,953            27,084            23,271             22,871            23,047
  Income tax expense                                18,179            14,355            17,755             11,737            13,589
  Net income(1)                                     26,944            23,264            20,939             20,183            18,750
  Earnings per share(2)                              $1.41             $1.14             $0.90              $0.81             $0.70
  Diluted earnings per share(2)                       1.34              1.07              0.85               0.77              0.68
  Dividends paid(2)                                   0.67              0.41              0.25               0.07              0.03
SELECTED RATIOS
  Return on average assets                            1.62%             1.61%             1.63%              1.72%             1.71%
  Return on average stockholders' equity             17.32             12.95             10.10               9.70              9.40
  Stockholders' equity to total assets                8.55             10.64             15.56              17.54             17.61
  Interest rate spread                                3.76              3.84              3.88               3.80              4.49
  Net interest margin                                 4.24              4.45              4.63               4.58              5.13
  Operating expense to average assets                 1.57              1.88              1.82               1.95              2.10
  Efficiency ratio                                   36.51             41.86             38.81              41.63             40.73
  Average interest-earning assets to average
    interest-bearing liabilities                      1.12x             1.16x             1.21x              1.22x             1.24x
------------------------------------------------------------------------------------------------------------------------------------
ACTUAL CONTRIBUTIONS TO STOCKHOLDERS' EQUITY
AND RESULTANT CASH EARNINGS DATA(1)
  Earnings                                         $43,758           $35,399           $27,458            $23,640            $21,990
  Earnings per share(2)                              $2.29             $1.73             $1.18              $0.95             $0.82
  Diluted earnings per share(2)                       2.17              1.62              1.12               0.91              0.80
  Return on average assets                            2.64%             2.46%             2.14%              2.02%             2.00%
  Return on average stockholders' equity             28.13             19.71             13.24              11.36             11.03
  Operating expense to average assets                 1.16              1.37              1.39               1.66              1.80
  Efficiency ratio                                   27.05             30.47             28.83              35.43             35.00
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
  Total assets                                  $1,746,882        $1,603,269        $1,358,656         $1,240,882        $1,166,024
  Loans, net                                     1,486,519         1,395,003         1,146,152            994,803           937,550
  Allowance for loan losses                          9,431             9,431             9,359             11,359            11,268
  Securities held to maturity                      152,280            94,936            86,495             78,016            79,017
  Mortgage-backed securities held
    to maturity                                     19,680            49,781            73,732             92,868           107,451
  Deposits                                       1,102,285         1,069,161         1,023,930            932,140           840,220
  FHLB borrowings                                  439,055           309,664            81,393             46,077            83,304
  Stockholders' equity                             149,406           170,515           211,429            217,630           205,279
  Book value per share(2)(3)                         $8.13             $8.82             $9.43              $8.87             $8.04
  Common shares outstanding(2)                  21,250,897        22,369,187        25,751,598         28,324,350        29,665,977
ASSET QUALITY RATIOS
  Non-performing loans to loans, net                  0.42%             0.55%             0.84%              0.78%             0.76%
  Non-performing assets to total assets               0.38              0.54              0.76               0.69              0.69
  Allowance for loan losses to non-performing
    loans                                           152.28            122.61             96.90             145.76            158.46
  Allowance for loan losses to loans, net             0.63              0.68              0.82               1.14              1.20
  Allowance for loan losses to accumulated
    net charge-offs since 1987                      661.36            661.36            625.00             759.00            783.04
REGULATORY CAPITAL RATIOS (BANK ONLY)(4)
  Leverage capital ratio                              9.40%             9.30%             9.65%             11.95%            10.66%
  Tier 1 risk-based capital ratio                    15.23             14.32             16.19              21.95             22.74
  Total risk-based capital ratio                     16.12             15.26             17.38              23.20             23.99
------------------------------------------------------------------------------------------------------------------------------------

(1) The 1996 amount includes a non-recurring tax charge of $1.8 million, of which $1.3 million was reversed in 1997.

(2) Reflects shares issued as a result of a 3-for-2 stock split on September 30, 1994, a 4-for-3 stock split on August 22, 1996, and 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998.

(3)   Excludes unallocated ESOP shares.

(4) Capital ratios for 1998, 1997, 1996, and 1994 reflect the transfer of $17.8 million, $16.0 million, $38.0 million, and $34.0 million, respectively, from the Bank to the Company.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Queens County Bancorp, Inc. was incorporated on July 20, 1993 to serve as the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City Borough of Queens. Headquartered in Flushing, New York, the Bank has a long tradition of service, dating back to April 14, 1859.

      Today, the Bank serves its depositors through a network of twelve locations, including ten full-service branch offices and two customer service centers located inside 24-hour stores. With the exception of a full-service branch in adjoining Nassau County, all of the Bank's offices are located in Queens.

      The Bank's longevity--and success--stem from several factors, including its ability to keep pace with a changing industry. For example, the Company has taken advantage of the consolidation in its market by opening branches at sites that were formerly run by large commercial banks. The Company was also among the first in Queens to offer online banking, a convenience for customers seeking to bank or pay bills from their home or office PC. Another example of its progressive approach lies in the "Mobile CSR" program, a service introduced by the Bank in 1998. Named for the customer service representatives who open accounts for depositors at their college or place of business, the Mobile CSR has succeeded in attracting new depositors to the Bank.

      Together with its other sources of funds, including Federal Home Loan Bank of New York ("FHLB") borrowings, the Company's deposits are primarily invested in the origination of residential mortgage loans. In 1998, mortgage originations totaled $452.2 million, bringing the balance of outstanding mortgage loans to $1.5 billion at December 31st. Ranked 13th in the nation on the basis of its 1997 production, the Company originated $409.8 million in multi-family mortgage loans in 1998. Multi-family mortgage loans thus rose to $1.2 billion, representing 83.3% of outstanding mortgage loans at year-end. The quality of the Company's multi-family mortgage loans has been consistently solid; the portfolio was fully performing through all of 1998.

      The Company's attention to quality is also reflected in the absence of any net charge-offs since the third quarter of 1995. Furthermore, in 1998, the Company recorded a $2.1 million reduction, year-over-year, in non-performing assets, reflecting improvements in non-performing loans and foreclosed real estate. Non-performing assets equaled 0.38% of total assets at December 31, 1998, while non-performing loans equaled 0.42% of loans, net, at that date.

      The quality of the Company's assets, combined with its efficiency of operation, produced record earnings in 1998. The Company's cash earnings rose 23.6% to $43.8 million, representing a return on average assets of 2.64% and a return on average stockholders' equity of 28.13%. The source of capital growth, cash earnings are determined by adding back to net income certain items that are required to be charged against it, even though these items do not represent an actual expenditure of funds. These non-cash items consist of the amortization and appreciation of shares held in the Company's stock-related benefit plans and the associated tax benefits, all of which are returned to stockholders' equity at the end of the period. The increase in 1998 cash earnings thus stemmed from a 15.8% increase in net income to $26.9 million and a 38.6% increase in non-cash items to $16.9 million.

      Confident in its capacity to generate solid cash earnings, the Company actively managed its capital in 1998. The quarterly cash dividend was raised by the Board of Directors both in April and October (and, more recently, was increased in January 1999). The Board also declared a three-for-two stock split in August, pursuant to which shareholders received a 50% stock dividend on September 29th. In addition, the Company allocated $52.5 million in capital over the course of four quarters to repurchase 1,957,530 shares of Company stock. At December 31, 1998, there were 598,977 shares still remaining under the repurchase authorization declared by the Board of Directors on December 16th.

Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The Company's 1998 performance is discussed in detail on the following pages. Such discussion occasionally includes forward-looking statements with regard to the Company's prospective performance and strategies. These forward-looking statements are based on management's current expectations regarding a range of issues that could potentially impact the Company's performance in future periods. Where such forward-looking statements appear in the text, they are accompanied by cautionary language identifying the specific factors that could adversely effect the Company's ability to fulfill its goals or implement its strategies.

      In general, factors that could cause future results to vary from current expectations include, but are not limited to, general economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and various other economic, competitive, governmental, regulatory, and technological issues that could affect the Company's operations, pricing, products, and services.

Financial Condition

Balance Sheet Summary

At December 31, 1998, the Company recorded total assets of $1.7 billion, representing a $143.6 million, or 9.0%, increase from the level recorded at December 31, 1997. As in previous years, asset growth was largely attributable to the Company's mortgage loan production. In 1998, the Company recorded originations of $452.2 million, boosting the level of mortgage loans outstanding to $1.5 billion at December 31st. Multi-family mortgage loans represented $409.8 million, or 90.6%, of 1998 originations and $1.2 billion, or 83.3%, of outstanding mortgage loans at year-end 1998.

      In addition to the increase in multi-family mortgage loans outstanding, the Company recorded a $5.8 million increase in commercial real estate to $67.5 million and a $360,000 increase in construction loans to $1.9 million. The portfolio of one-to-four family mortgage loans declined $45.5 million to $178.8 million at December 31, 1998.

      The strength of the Company's 1998 mortgage loan production was paralleled by continued improvement in its asset quality. At December 31, 1998, the level of non-performing loans improved to $6.2 million from $7.7 million at December 31, 1997, or to 0.42% of loans, net, from 0.55%. Reflecting the reduction in non-performing loans and a $611,000 decline in foreclosed real estate to $419,000, the level of non-performing assets improved to $6.6 million, or 0.38% of total assets, from $8.7 million, or 0.54% of total assets, at December 31, 1997. In addition, the Company extended its record to fourteen consecutive quarters without any net charge-offs and sustained the fully-performing status of its multi-family mortgage loan portfolio.

      In view of this performance, and the coverage provided by the allowance for loan losses, management suspended the loan loss provision for the fourteenth consecutive quarter, maintaining the loan loss allowance at $9.4 million at December 31, 1998. The $9.4 million was equivalent to 152.28% of non-performing loans and 0.63% of loans, net, at that date.

      While mortgage loans remained the Company's primary investment, the Company increased its investments in securities during 1998. At December 31st, securities held to maturity rose to $152.3 million from the year-earlier $94.9 million, while securities available for sale rose to $4.7 million from $2.6 million. These increases were accompanied by a rise in the portfolio of money market investments to $19.0 million from $6.0 million, collectively offsetting a $30.0 million decline in the balance of mortgage-backed securities to $19.7 million.

      Deposits rose $33.1 million to $1.1 billion, reflecting increases in every category. The greatest percentage increase was in non-interest-bearing deposits, which grew $6.3 million, or 21.7%, to $35.5 million at December 31, 1998. CDs represented $723.0 million of year-end 1998 deposits, up $19.0 million from the year-earlier balance, while savings accounts grew $5.2 million to $273.4 million and NOW and money market accounts grew $2.5 million to $70.4 million. Additional funding was provided by FHLB advances, which totaled $439.1 million, as compared to $309.7 million at the prior year-end.

      Stockholders' equity totaled $149.4 million at December 31, 1998, as compared to $170.5 million at December 31, 1997. With stockholders' equity strengthened by a contribution of $43.8 million from 1998 cash earnings, the Company was able to allocate $52.5 million toward the repurchase of 1,957,530 shares during the year.

      At December 31, 1998, both the Company and the Bank continued to enjoy a solid capital position, with regulatory capital ratios that continued to exceed the minimum requirements established by the FDIC Improvement Act ("FDICIA"). In addition, the Bank continued to exceed the requirements for classification as a well-capitalized institution.

Loans

Queens County Bancorp has been a prolific mortgage lender since its conversion from mutual to stock form in 1993. In the five years ended December 31, 1998, the Company recorded a 92.1% increase in mortgage loans outstanding to $1.5 billion, reflecting originations of $1.6 billion during the five-year period. Included in this amount were 1998 mortgage originations of $452.2 million, nearly matching the $453.1 million recorded in the prior year.

      The substantial growth in mortgage loans reflects the Company's steady focus on the origination of multi-family mortgage loans. Multi-family mortgage loans represented $409.8 million, or 90.6%, of 1998 originations and $1.2 billion, or 83.3%, of total mortgage loans at December 31st. In the prior year, the Company recorded $418.9 million in multi-family mortgage loan originations,

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

ranking 13th among multi-family mortgage lenders, nationwide. According to National Mortgage News, which draws its information from Home Mortgage Disclosure Act filings, the Company also ranked 2nd in New York City and third in New York State. In 1998, the average multi-family mortgage loan in the portfolio equaled $1.2 million; the largest loan equaled $7.2 million.

      At December 31, 1998, 47.0% of the Company's multi-family mortgage loans were secured by buildings in Queens County, with another 23.7% and 18.4% secured by properties in Manhattan and Brooklyn, respectively. The balance of the portfolio was secured by properties in the remaining boroughs of New York City and the suburban counties of Nassau and Westchester. By definition, multi-family mortgage loans are secured by rental properties or cooperative apartment buildings with five or more units. With 311,000 such buildings in Queens alone, and 1.2 million more, collectively, in Brooklyn and Manhattan, the New York market remains fertile ground for the origination of multi-family mortgage loans.

      The appeal of multi-family mortgage loans lies in their contribution to earnings. First, the yields on multi-family loans tend to be higher than the yields derived in one-to-four family lending. Second, the underwriting process is more efficient than that employed with one-to-four family mortgage loans. Third, the quality of the Company's multi-family mortgage loans has been consistently solid. The portfolio was fully performing in the twelve months ended December 31, 1998, as it was in the prior year.

      Multi-family mortgage loans also tend to differ in the way that they are structured, with a term that typically extends for ten years, and occasionally less. Since 1996, the majority of new multi-family mortgage loans have featured a fixed rate of interest in the first five years of the mortgage, before converting to an adjustable rate in each of years six through ten. Prior to 1996, the majority of multi-family mortgage loans featured a step-up rate of interest that increased 50 basis points in each of years two through five. At December 31, 1998, the volume of multi-family mortgage loans that were due to reprice upward over the next four quarters was $85.6 million, $39.6 million, $24.7 million, and $46.0 million, respectively, for a total of $195.9 million in 1999. Reflecting these loans, as well as those originated on a first-five-year fixed rate basis, 95.3% of the multi-family mortgage loan portfolio was adjustable at December 31, 1998.

      In recent years, the market for multi-family mortgage loans has witnessed an increase in competition, fueled by newcomers offering below-market teaser rates. The Company's success in producing loans despite such competition speaks to the reputation it has earned over the past two decades. Unlike one-to-four family loans, multi-family mortgage loans are typically arranged through mortgage brokers, familiar with the Company's underwriting procedures and its responsiveness to their clients' needs. As one of the few banks in the marketplace to continue making multi-family mortgage loans during the last recession, the Company has been rewarded with a steady flow of business to date.

      While 1998 originations thus exceeded $409 million, loan growth was nonetheless tempered by an increase in prepayments, particularly in the last quarter of the year. Prepayment penalties range from five percentage points to two, depending on the remaining term of the multi-family mortgage, and have traditionally helped to discourage a significant level of prepayment activity. In 1999 to date, such activity has subsided and it is currently management's expectation that this will continue to be the case. However, further reductions in interest rates by the Federal Open Market Committee ("FOMC") or by newcomers vying for product, could potentially trigger another increase in prepayment activity.

      In addition to loans secured by multi-family buildings, the Company's mortgage loan portfolio includes loans secured by one-to-four family homes. At December 31, 1998, one-to-four family mortgage loans totaled $178.8 million, representing 12.0% of mortgage loans outstanding, down from $224.3 million, or 16.1% of outstanding mortgage loans, at December 31, 1997. The reduction reflects both an increase in prepayments and the Company's continuing emphasis on the origination of multi-family loans. In 1998, the Company recorded one-to-four family mortgage originations of $7.5 million, as compared to $22.9 million in the year-earlier twelve months.

      The Company's one-to-four family mortgage loans are primarily secured by properties in Queens and Nassau County and are originated on a limited documentation basis, in keeping with customer demand. Applications for such loans are approved on the basis of a credit report and a thorough property appraisal; when furnished, the customer's financial assets are also verified. To minimize risk, limited documentation loans require a higher down payment and are made at higher rates of interest than full documentation loans.

      The majority of the Company's one-to-four family mortgage loans are made at rates that adjust on an annual basis, with a smaller number adjusting at two- and three-year intervals. At December 31, 1998, 79.7% of the portfolio consisted of adjustable rate credits; the balance consisted of seasoned loans originated more than 20 years ago. While fixed rate loans are also made to address the demands of the market, such loans are sold by the Company, with servicing rights retained.

      While residential mortgage lending remains the Company's primary business, the balance of commercial real estate and construction loans rose $5.8 million and $360,000, respectively, from the levels recorded at December 31, 1997. At December 31, 1998, commercial real estate loans totaled $67.5 million, reflecting originations of $32.8 million; construction loans totaled $1.9 million, reflecting originations of $2.1 million. While 63.2% of commercial real estate loans featured adjustable rates of interest, 100% of construction loans featured adjustable rates. Including loans secured by one-to-four family homes and multi-family buildings, the Company's mortgage loan portfolio was 92.0% adjustable at December 31, 1998.

      As a service to its depositors, the Bank also offers a menu of consumer lending products, reflected on the balance sheet as "other loans." At December 31, 1998, the portfolio totaled $9.8 million, as compared to $10.8 million at December 31, 1997. Loans on individual cooperative apartment units represented $4.8 million, or 49.3%, of the year-end 1998 total, while home equity loans represented $1.8 million, or 18.4%, of other loans.

      With a pipeline of $101.1 million at the start of the new year, the Company anticipates solid loan growth in the first quarter of 1999. However, the ability of the Company to close these loans--and to originate a like volume in future quarters--may be adversely impacted by a further increase in competition or by a significant change in market interest rates.

Loan Portfolio Analysis

                                                                            At December 31,
                              ------------------------------------------------------------------------------------------------------
                                               1998                               1997                                1996
                              ------------------------------------------------------------------------------------------------------
                                                     Percent                             Percent                             Percent
(dollars in thousands)            Amount            of Total          Amount            of Total          Amount            of Total
------------------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                  $     178,770           11.94%      $     224,287           15.96%      $     256,904           22.21%
  Multi-family                    1,239,094           82.77           1,107,374           78.78             822,364           71.10
  Commercial real estate             67,494            4.51              61,740            4.39              63,452            5.49
  Construction                        1,898            0.13               1,538            0.10               1,598            0.14
------------------------------------------------------------------------------------------------------------------------------------
Total mortgage loans              1,487,256           99.35           1,394,939           99.23           1,144,318           98.94
------------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment               4,802            0.32               5,041            0.36               5,764            0.50
  Home equity                         1,793            0.12               2,386            0.17               2,819            0.24
  Passbook savings                      321            0.02                 312            0.02                 375            0.03
  Student                                 8              --                   8              --                  24              --
  Other                               2,826            0.19               3,048            0.22               3,293            0.29
------------------------------------------------------------------------------------------------------------------------------------
Total other loans                     9,750            0.65              10,795            0.77              12,275            1.06
------------------------------------------------------------------------------------------------------------------------------------
Total loans                       1,497,006          100.00%          1,405,734          100.00%          1,156,593          100.00%
------------------------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts                 22                                  19                                  24
      Net deferred loan
        origination fees              1,034                               1,281                               1,058
      Allowance for
        loan losses                   9,431                               9,431                               9,359
------------------------------------------------------------------------------------------------------------------------------------
Loans, net                    $   1,486,519                       $   1,395,003                       $   1,146,152
====================================================================================================================================

Asset Quality

In 1998, the strength of the Company's mortgage loan production was paralleled by the solid performance of its loan portfolio. In addition to reducing the balance of non-performing loans and assets, the Company extended its record to fourteen consecutive quarters without any net charge-offs and maintained the fully-performing status of its multi-family mortgage loans.

      At December 31, 1998, non-performing assets declined to $6.6 million, or 0.38% of total assets, from $7.5 million, or 0.44%, at the close of the trailing quarter, and from $8.7 million, or 0.54%, at December 31, 1997. The improvement stemmed from reductions in both non-performing loans and foreclosed real estate. Specifically, the level of non-performing loans declined to $6.2 million, from $6.5 million and $7.7 million, respectively, at September 30, 1998 and December 31, 1997, or to 0.42% of loans, net, from 0.44% and 0.55% of loans, net, respectively. Included in the December 31, 1998 amount were 45 mortgage loans in foreclosure totaling $5.5 million and eleven loans 90 days or more delinquent totaling $663,000. At September 30, 1998 and December 31, 1997, mortgage loans in foreclosure totaled, respectively, $5.5 million and $6.1 million, while loans 90 days or more delinquent totaled $1.0 million and $1.6 million, respectively. All of the Company's non-performing loans are secured by residential properties, primarily located in the Borough of Queens.

      Reflecting the sale of a commercial real estate property in the fourth quarter, foreclosed real estate improved to $419,000 at December 31, 1998 from $1.0 million at both September 30, 1998 and December 31, 1997. Included in the year-end 1998 amount were three residential properties that are currently being marketed for sale.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

      From time to time, the Company rents properties that have been non-performing, drawing income from them as a result. When this occurs, such properties are reclassified as "investments in real estate" and included in "other assets" on the balance sheet. At December 31, 1998, such investments totaled $1.8 million and consisted of sixteen residential properties. All of these properties have been profitably rented and were generating an average rate of return of 7.6%.

      At the heart of the portfolio's consistently solid performance are the conservative underwriting standards the Company maintains. Loans are approved on the basis of several factors, extending beyond the quality of the borrower's credit report. In the case of multi-family mortgage loans, management looks at the appraised value of the property that collateralizes the credit, as well as the property's ability to provide a consistent income stream. The condition of the property is another critical factor: each multi-family building is inspected from rooftop to cellar by a member of the Board of Directors' Real Estate and Mortgage Committee, together with a member of the senior management team. In the case of one-to-four family mortgage loans, which are typically made on a limited documentation basis, approval depends on a thorough property appraisal and the verification of financial assets, when furnished, in addition to a careful review of the borrower's credit history.

      To further minimize credit risk, the Company places a limit on the amount of credit granted to any one borrower, and requires a minimum debt coverage ratio of 120%. While the Bank will lend up to 75% of appraised value on multi-family and one-to-four family residences, the average loan-to-value ratio on such credits was 53% and 44%, respectively, at December 31, 1998. In addition, the Company tends to originate loans within its local market, primarily through brokers with whom it has an established relationship.

      The care with which each loan is underwritten is mirrored in the attention provided during the life of the loan. While problem loans have been minimal, the Company has established procedures to ensure that problems, when they do arise, are quickly addressed. In the case of multi-family mortgage loans, personal contact is made with the borrower within 20 days of non-payment; in the case of one-to-four family mortgage loans, contact is made within 30 days.

      While every effort is made to originate quality assets, management cannot guarantee that problem loans will not occur. A borrower's ability to fulfill his obligations may be impacted by a change in personal circumstances or by a decline in real estate values or the economy. To further minimize credit risk, the Company has provided coverage through a $9.4 million loan loss allowance, which represented 152.28% of non-performing loans and 0.63% of loans, net, at December 31, 1998. In addition, the $9.4 million represented 661.36% of accumulated net charge-offs for the twelve years ended on that date. In the absence of any net charge-offs for fourteen consecutive quarters, as noted, the twelve-year average is a modest $116,000 per year.

      For more information regarding the coverage provided by the loan loss allowance, see the asset quality analysis that follows and the discussion of the loan loss provision on page 25 of this report.

Asset Quality Analysis

                                                        At or For the Years Ended December 31,
                                           -------------------------------------------------------------------
(dollars in thousands)                       1998         1997         1996            1995            1994
--------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year             $  9,431     $  9,359     $ 11,359        $ 11,268        $ 10,320
  Loan charge-offs                               --           --           --             (59)           (438)
  Loan recoveries                                --           72           --              --             186
--------------------------------------------------------------------------------------------------------------
  Net recoveries (charge-offs)                   --           72           --             (59)           (252)
  (Recovery of) provision
    for loan losses                              --           --       (2,000)            150           1,200
--------------------------------------------------------------------------------------------------------------
Balance at end of year                     $  9,431     $  9,431     $  9,359        $ 11,359        $ 11,268
==============================================================================================================
NON-PERFORMING ASSETS:
  Mortgage loans in foreclosure            $  5,530     $  6,121     $  6,861        $  4,929        $  5,437
  Loans 90 days or more delinquent              663        1,571        2,798           2,864           1,674
--------------------------------------------------------------------------------------------------------------
Total non-performing loans                    6,193        7,692        9,659           7,793           7,111
--------------------------------------------------------------------------------------------------------------
Foreclosed real estate                          419        1,030          627             774             975
--------------------------------------------------------------------------------------------------------------
Total non-performing assets                $  6,612     $  8,722     $ 10,286        $  8,567        $  8,086
==============================================================================================================
RATIOS:
  Non-performing loans to
    loans, net                                 0.42%        0.55%        0.84%           0.78%           0.76%
  Non-performing assets to
    total assets                               0.38         0.54         0.76            0.69            0.69
  Allowance for loan losses
    to non-performing loans                  152.28       122.61        96.90          145.76          158.46
  Allowance for loan losses
    to loans, net                              0.63         0.68         0.82            1.14            1.20
  Allowance for loan losses
    to accumulated net charge-offs
    since 1987                               661.36       661.36       625.00          759.00          783.04
==============================================================================================================

Securities Held to Maturity, Securities Available for Sale, and Money Market Investments

In addition to investing in mortgage loan originations, the Company invests in short-term securities in the form of U.S. Government agency obligations and Treasuries, all of which are held to maturity. Since the fourth quarter of 1997, the Company has also been investing in equity securities, all of which are classified as "available for sale." In addition, the Company maintains a modest portfolio of money market investments, typically in the form of Federal funds sold.

      At December 31, 1998, the portfolio of securities held to maturity totaled $152.3 million, up $57.3 million from $94.9 million at December 31, 1997. The 60.4% increase primarily reflects a $58.6 million rise in U.S. Government agency obligations to $122.9 million, offsetting a $7.0 million decrease in U.S. Treasuries to $7.0 million. The balance of the portfolio consisted of FHLB stock. The market values of the portfolio were $152.1 million and $95.1 million at December 31, 1998 and 1997, respectively, representing 99.9% and 100.1% of the carrying values at the corresponding dates.

      Securities available for sale totaled $4.7 million, up $2.0 million, or 77.9%, from the level recorded at December 31, 1997. Money market investments totaled $19.0 million, up $13.0 million from $6.0 million at the year-earlier date.

Mortgage-backed Securities Held to Maturity

At December 31, 1998, the balance of mortgage-backed securities totaled $19.7 million, down from $49.7 million at December 31, 1997. In addition to prepayments, the $30.0 million reduction reflects the absence of any new investments since the first quarter of 1994. At December 31, 1998 and 1997, the market values of the portfolio were $20.3 million and $50.6 million, respectively, representing 103.3% and 101.7% of carrying value at the corresponding dates.

      As a matter of policy, the Company has held all of its mortgage-backed securities to maturity. At December 31, 1998, the average maturity of the portfolio was under two years.

Sources of Funds

The Company's funding primarily stems from the deposits it gathers, together with loan interest and principal payments and the interest on and maturity of securities. Since 1996, the Company has added fuel to its mortgage loan production by additionally drawing on its line of credit with the FHLB. At December 31, 1998, said line of credit totaled $698.8 million; borrowings at that date were $439.1 million, up from $309.7 million at December 31, 1997.

      Deposits, meanwhile, rose $33.1 million to $1.1 billion, with increases recorded in every category of depository account. Reflecting the drop in interest rates over the course of the fourth quarter, the Company noted a subtle shift in the mix of deposits as the percentage growth in non-interest-bearing deposits exceeded the percentage growth in CDs. Core deposits, including savings accounts, NOW and money market accounts, and non-interest-bearing deposits, rose 3.9% to $379.3 million, representing 34.4% of total deposits, while CDs rose 2.7% to $723.0 million, representing 65.6% of total deposits, at December 31, 1998. At the prior year-end, core deposits totaled $365.2 million, or 34.2% of total deposits, while CDs totaled $703.9 million, or 65.8%.

      The greatest percentage increase was in non-interest-bearing deposits, which grew 21.7% to $35.5 million from $29.2 million at December 31, 1997. Savings accounts grew $5.2 million, or 1.9%, to $273.4 million, while NOW and money market accounts rose $2.5 million, or 3.7%, to $70.4 million.

      The $19.0 million rise in CDs was substantially less than the year-earlier increase of $52.2 million, further reflecting the preference for short-term products during a time of comparatively low interest rates. Nonetheless, in the twelve months ended December 31, 1998, 88.4% of maturing CDs were rolled over, consistent with the Bank's historic retention rate. While no assurances can be made, management would expect a like percentage of CDs to be rolled over going forward, based on current pricing and experience. At December 31, 1998, the volume of CDs due to mature in 1999 was $576.4 million.

      Deposit growth depends on several factors, including market interest rates and competition with other banks. To compete, the Bank places an emphasis on service and convenience, while offering attractive rates on a variety of depository accounts. Seven of the Bank's locations feature 24-hour banking, and its in-store service centers are both open until 9 o'clock at night. Two of the Bank's busiest offices offer early-bird hours and all are open on Saturdays for added convenience.

      In 1998, the Company initiated a "Mobile CSR" program as an additional means of attracting new depositors to the Bank. In the first quarter of the year, arrangements were made with Queens College for a branch manager and customer service representative to visit the campus for the purpose of opening new accounts. In addition, an ATM was installed at the College to facilitate bank transactions for students and faculty. Based on the success of the Mobile CSR's visits to Queens College, the program was expanded to encompass local businesses with large numbers of employees.

      To attract new deposits, the Company also expanded its product menu in the fourth quarter with the introduction of an online banking service, "QCSB Online." Accessed through the Company's web site, the service enables customers to transfer funds between accounts, query their account balances, monitor their account activity, and pay bills from their PCs.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

      To further enhance the franchise, management continues to consider acquisitions of other financial institutions and, in the absence of such action, of individual branch offices. The Bank has also made a practice of opening branches at locations vacated by money center banks, which has contributed to the increase in non-interest-bearing accounts mentioned previously. As the trend toward consolidation of financial institutions continues, additional opportunities for expansion will be created within the Company's marketplace.

      In the meantime, the Company's FHLB line of credit has proved a profitable source of asset growth. In 1998, the Company parlayed its FHLB advances into mortgage loan originations of $452.2 million, boosting interest-earning assets and net income as a result. Accordingly, management anticipates extending its leveraging program, drawing on its FHLB borrowings as needed to fulfill loan demand.

Market Risk and Interest Rate Sensitivity

Given the extent to which changes in market interest rates may influence net interest income, interest rate volatility represents the Company's primary market risk. In order to manage its interest rate risk, the Company strives to match the interest rate sensitivity of its assets with the interest rate sensitivity of its liabilities. In addition, the Company monitors its interest rate exposure by analyzing the estimated changes in market value of both its assets and funding sources under a variety of interest rate scenarios.

      Interest rate sensitivity is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing with that same period of time. This difference, or "gap," suggests the extent to which the Company's net interest income may be affected by future changes in market interest rates. A gap is considered "positive" when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and "negative" when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. In a rising rate environment, a company with a negative gap would generally be expected, absent the impact of other factors, to experience a greater increase in the cost of its liabilities relative to the yields of its assets, resulting in a reduction in the company's net interest income. A company with a positive gap would generally be expected to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would have the opposite adverse effect.

      In order to enhance the match between its interest-earning assets and its interest-bearing liabilities, management has traditionally invested in adjustable rate mortgage loan originations and supplemented these assets with investments in short-term securities. On the liability side of the balance sheet, management has closely monitored the pricing of its depository products and has drawn on its FHLB line of credit when doing so served to enhance profitability.

      While the Company's one-to-four family mortgage loans typically feature annual rate adjustments, its multi-family mortgage loans more typically feature a fixed rate of interest during the first five years of the loan. At the same time, the Company has increasingly utilized CDs and FHLB borrowings as its primary sources of funding. As a result, the cumulative gap between the Company's interest rate sensitive assets and interest rate sensitive liabilities repricing within a one-year period was $330.8 million, representing a negative gap of 18.94% at December 31, 1998. At the prior year-end, the cumulative one-year gap between the Company's interest rate sensitive assets and liabilities was $191.3 million, representing a negative gap of 11.93%.

      The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 which, based on certain assumptions, are expected to reprice or mature in each of the time periods shown. Except as stated, the amount of assets and liabilities shown to reprice or mature within a particular time period was determined in accordance with the earlier of (a) the term to repricing or (b) the contractual terms of the asset or liability. This interest rate sensitivity analysis utilizes the format and assumptions for disclosure for an interest rate sensitivity gap table required by the FDIC and the New York State Banking Department and, based on the Bank's historical experience during the eight years ended December 31, 1998, reflects the following decay rates: 11.20% for savings accounts; 15.03% for money market accounts; and 22.24% for NOW and Super NOW accounts. No decay rate has been applied for CD accounts. In addition, management has assumed no prepayments of the Company's loans in preparing this table; thus the assumptions used may not be indicative of future withdrawals of deposits or prepayments of loans. Loan prepayments and scheduled principal amortization totaled $147.0 million in the twelve months ended December 31, 1998.

      As this analysis does not necessarily indicate the impact of general interest rate movements on the Company's net interest income, certain assets and liabilities indicated as repricing within a stated period or at a stated rate of interest may, in fact, reprice at a different time or interest rate.

Interest Rate Sensitivity Analysis

                                                               At December 31, 1998
                                 ----------------------------------------------------------------------------------
                                   Three         Four to       More than      More than    More than      More
                                   Months         Twelve      One Year to    Three Years   Five Years     than
                                  or Less         Months      Three Years   to Five Years to 10 Years   10 Years
-------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other
    loans                        $  126,096     $  244,010     $  347,850     $  398,775   $  364,804   $   15,471
  Securities                          4,656        152,280             --             --           --           --
  Mortgage-backed
    securities(2)                       370         14,778          4,532             --           --           --
  Money market investments           19,000             --             --             --           --           --
-------------------------------------------------------------------------------------------------------------------
Total interest-earning assets       150,122        411,068        352,382        398,775      364,804       15,471
-------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts and
      deferred fees                     956            100             --             --           --           --
-------------------------------------------------------------------------------------------------------------------
Net interest-earning assets         149,166        410,968        352,382        398,775      364,804       15,471
-------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                    7,654         22,319         27,259         24,206       21,495      170,424
  NOW and Super NOW accounts          1,462          4,142          4,602          3,578        2,783        9,729
  Money market accounts               1,658          6,383          5,424          4,609        3,916       22,137
  Certificates of deposit           227,399        333,364        101,399         60,823           --           --
  FHLB borrowings                   246,555         40,000        152,500             --           --           --
-------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                       484,728        406,208        291,184         93,216       28,194      202,290
-------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap
  per period                     $ (335,562)    $    4,760     $   61,198     $  305,559   $  336,610   $ (186,819)
===================================================================================================================
Cumulative interest
  sensitivity gap                $ (335,562)    $ (330,802)    $ (269,604)    $   35,955   $  372,565   $  185,746
===================================================================================================================
Cumulative interest
  sensitivity gap as a
  percentage of total
  assets                             (19.21)%       (18.94)%       (15.43)%         2.06%       21.33%       10.63%
Cumulative net interest-
  earning assets as a
  percentage of net
  interest-bearing
  liabilities                         30.77          62.87          77.19         102.82       128.58       112.34
===================================================================================================================

                                  At December 31, 1998
                                 -------------------------

                                                 Fair
                                   Total        Value(1)
----------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other
    loans                        $1,497,006    $1,549,540
  Securities                        156,936       156,711
  Mortgage-backed
    securities(2)                    19,680        20,332
  Money market investments           19,000        19,000
----------------------------------------------------------
Total interest-earning assets     1,692,622     1,745,583
----------------------------------------------------------
Less: Unearned discounts and
      deferred fees                   1,056         1,056
----------------------------------------------------------
Net interest-earning assets       1,691,566     1,744,527
----------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                  273,357       273,357
  NOW and Super NOW accounts         26,296        26,296
  Money market accounts              44,127        44,127
  Certificates of deposit           722,985       727,454
  FHLB borrowings                   439,055       439,055
----------------------------------------------------------
Total interest-bearing
  liabilities                     1,505,820     1,510,289
----------------------------------------------------------
Interest sensitivity gap
  per period                     $  185,746    $  234,238
==========================================================
Cumulative interest
  sensitivity gap
==========================================================
Cumulative interest
  sensitivity gap as a
  percentage of total
  assets
Cumulative net interest-
  earning assets as a
  percentage of net
  interest-bearing
  liabilities
==========================================================

(1) Fair value of securities, including mortgage-backed securities, is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable instruments. Depending on the type of loan, fair value of loans is based on carrying values or is estimated based on discounted cash flow analyses. Fair value of deposit liabilities is either based on carrying amounts or is estimated based on a discounted cash flow calculation. Fair value for FHLB advances is estimated using a discounted cash flow analysis that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities of FHLB advances.

(2)   Based on historical repayment experience.

      Management also monitors the Company's interest rate sensitivity through an analysis of the change in net portfolio value ("NPV"), which is defined as the net present value of the expected future cash flows of an entity's assets and liabilities. Hypothetically, NPV represents the market value of an institution's net worth.

      Increases in the market value of a company's assets will increase the NPV, whereas declines in the market value of its assets will reduce the NPV. Conversely, increases in the market value of a company's liabilities will reduce the NPV, whereas declines in the market value of liabilities will increase the NPV. Changes in the market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities, since their values are derived from the rate characteristics (e.g., fixed or adjustable, cap or floor) of

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

the asset or liability relative to the interest rate environment. For example, in a rising interest rate environment, the market value of a fixed rate asset will certainly decline, whereas the market value of an adjustable rate asset, depending on its repricing characteristics, may not necessarily decline.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in said scenario divided by the market value of assets in the same scenario. This ratio, referred to in the following NPV analysis, initially measures percentage changes from the value of the projected NPV in a given rate scenario, and then measures interest rate sensitivity by the change in the NPV ratio over a range of interest rate scenarios. For the purpose of the following NPV analysis, deposit decay rates similar to those used in the Interest Rate Sensitivity Analysis were used. The NPV analysis is based on simulations that utilize institution-specific assumptions with regard to future cash flows, including customer options such as period and lifetime caps, and deposit withdrawal estimates. The NPV analysis uses discount rates derived from various sources, primarily including, but not limited to, Treasury yield curves.

      Specifically, for mortgage loans receivable, the discount rates used were based on market rates for new loans of similar type and purpose, adjusted, when necessary, for factors such as servicing cost, credit risk, and term. The discount rates used for CDs and borrowings were based on rates that approximate the rates offered by the Company for deposits and borrowings of similar remaining maturities. The analysis calculates the NPV at a flat rate scenario by computing the present value of cash flows of interest-earning assets less the present value of interest-bearing liabilities. Certain assets, including fixed assets and real estate held for investment, are assumed to remain at book value (net of valuation allowance) regardless of the interest rate scenario. Other non-interest-earning assets and non-interest-bearing liabilities such as deferred fees, unamortized premiums, and accrued expenses and other liabilities are excluded from the NPV calculation. The following analysis sets forth the Bank's NPV at December 31, 1998, as calculated by the Bank, for instantaneous and sustained changes in interest rates relative to the NPV in an unchanging interest rate environment.

Net Portfolio Value Analysis

--------------------------------------------------------------------------------
                                                              Market Value
                                                              of Portfolio
    Change in          Net                      Projected       Projected
 Interest Rates     Interest         Net        % Change        % Change
(in basis points)    Income        Change        to Base         to Base
--------------------------------------------------------------------------------
      +200           $55,250     $(14,170)      (20.41)%         (21.19)%
      +100            66,517       (2,903)       (4.18)          (10.46)
        --            69,420           --           --               --
      -100            82,481       13,061        18.81            15.05
      -200            89,732       20,312        29.26            29.41
================================================================================

      As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. In order to model changes in NPV, certain assumptions must be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model assumes that the composition of the Company's interest rate sensitive assets and liabilities at the beginning of a period remains constant over the period being measured. In addition, the model assumes that a particular change in interest rates is immediate and is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. In addition, assumptions within the model are subjective in nature, involve uncertainties, and therefore cannot be determined with precision. Thus, although the NPV measurements may, in theory, provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net portfolio value, and will differ from actual results.

Liquidity and Capital Position

Liquidity

As indicated in the earlier discussion, deposits and borrowings are the Company's primary funding sources. Additional funding stems from interest and principal payments on loans, securities, and mortgage-backed securities, and, to a lesser extent, from the sale of loans and foreclosed real estate. While borrowings and scheduled amortization of loans and securities are more predictable funding sources, deposit flows and mortgage prepayments are subject to such external factors as economic conditions, competition, and market interest rates.

      The Company primarily invests in mortgage loan originations and supplements such investments with the purchase of short-term securities. In 1998, the Company invested $452.2 million in mortgage loan originations and another $195.8 million in securities held to maturity. In addition, the Company invested $2.1 million in equity securities which were classified as available for sale. These activities were funded by internal cash flows generated by the Bank's operating and financial activities. In 1998, the net cash provided by operating activities totaled $41.9 million; the net cash provided by financing activities totaled $103.4 million.

      The Company monitors its liquidity position on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including outstanding loan commitments and withdrawals from depository accounts. Together with cash and due from banks, money market investments are the Company's most liquid assets, with a collective total of $46.6 million at December 31, 1998 and $22.7 million at December 31, 1997. In addition, the Company had securities available for sale of $4.7 million and $2.6 million at the corresponding dates. Additional liquidity is available through the Bank's FHLB line of credit and a $10.0 million line of credit with a money center bank.

      Entering 1999, the Bank had loans of $101.1 million in the pipeline, which management anticipates having sufficient funds to fulfill. In addition, CDs due to mature in one year or less from December 31, 1998 totaled $576.4 million; based upon its traditional retention rate, as well as current pricing, management believes that a significant portion of such deposits will remain with the Bank.

Capital Position

The Company's success is rooted in its capacity for capital generation. In 1998, this capacity was demonstrated by the generation of $43.8 million in cash earnings, up $8.4 million, or 23.6%, from $35.4 million in the year-earlier twelve months. Included in the 1998 amount were net income of $26.9 million and $16.9 million in non-cash expenses that were added back to capital at December 31st. In 1997, net income totaled $23.3 million, while non-cash expenses totaled $12.1 million.

      Confident in the strength provided by its cash earnings, the Company maintained an aggressive approach towards capital management throughout 1998. In addition to paying $12.6 million in dividends over the course of four quarters, the Company repurchased 1,957,530 shares of stock at an average price of $26.84 per share. Including the 1998 allocation of $52.5 million, the Company has allocated a total of $165.8 million for share repurchases since October 1994. A total of 11.3 million shares have thus been repurchased, at an average per-share price of $14.66. At December 31, 1998, some 598,977 shares were still available for repurchase; the timing of such repurchases will depend on market conditions, as well as the implementation of other corporate strategies.

      Stockholders' equity totaled $149.4 million and $170.5 million at December 31, 1998 and 1997, representing 8.55% and 10.64% of total assets, respectively, at the corresponding dates. The Company's book value was $8.13 per share and $8.82 per share, at year-end 1998 and 1997, based on 18,389,114 shares and 19,337,084 shares, respectively. To calculate book value, the Company subtracted the number of unallocated ESOP shares at December 31, 1998 and 1997, respectively, from the number of shares outstanding at the corresponding dates.

      Despite the reduction in stockholders' equity resulting from the share repurchase allocation, its level was more than sufficient to exceed the minimum Federal requirements for a bank holding company. Similarly, the Bank's capital strength was such that it continued to exceed not only the minimum levels required but to qualify the Bank for classification as a "well capitalized" institution under FDICIA. As defined by FDICIA, a well-capitalized institution has a ratio of leverage capital to adjusted average assets of 4.00% or more; a ratio of Tier 1 risk-based capital to risk-weighted assets of 6.00% or more, and a ratio of total risk-based capital to risk-weighted assets of 10.00% or more. The minimum Federal requirements for leverage, Tier 1 risk-based, and total risk-based capital are, respectively, 3.00%, 4.00%, and 8.00%.

      At December 31, 1998, the Bank's leverage capital totaled $161.4 million, or 9.40% of adjusted average assets, while its Tier 1 and total risk-based capital amounted to $161.4 million and $170.9 million, representing 15.23% and 16.12% of risk-weighted assets, respectively. At the prior year-end, the Company's leverage capital totaled $143.9 million, or 9.30% of adjusted average assets; its Tier 1 and total risk-based capital amounted to $143.9 million and $153.3 million, representing 14.32% and 15.26% of risk-weighted assets, respectively. The 1998 amounts reflect the transfer of $11.3 million and $6.5 million in capital from the Bank to the Company in the second and third quarters of the year, respectively.

Results of Operations

Earnings Summary

1998 and 1997 Comparison:

The Company recorded 1998 earnings of $26.9 million, representing a 15.8% increase from $23.3 million in 1997, and a 25.2% increase in diluted earnings per share to $1.34 from $1.07. The 1997 amounts include the recapture of $1.3 million in the first quarter that had been recorded as a tax charge in the fourth quarter of 1996. At $26.9 million, the Company's 1998 earnings provided a return on average stockholders' equity ("ROE") of 17.32% and a return on average assets ("ROA") of

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

1.62%, up from 12.95% and 1.61%, respectively, in the year-earlier twelve months.

      In addition, the Company recorded 1998 cash earnings of $43.8 million, representing a 23.6% increase from 1997 cash earnings of $35.4 million and a 34.0% increase in diluted cash earnings per share to $2.17 from $1.62. The Company's 1998 cash earnings thus contributed 62.4% more to equity growth than its 1998 GAAP earnings, and generated a cash ROE and cash ROA of 28.13% and 2.64%, respectively.

Cash Earnings Analysis

                                                For the Years Ended December 31,
                                                --------------------------------
(in thousands, except per share data)              1998         1997        1996
--------------------------------------------------------------------------------
Net income                                      $26,944      $23,264     $20,939
Additional contributions to stockholders'
    equity:
  Amortization and appreciation
    of stock-related benefit plans                6,724        7,368       5,408
  Associated tax benefits                         8,071        3,416       1,111
  Amortization of goodwill                           --           --          --
  Other                                           2,019        1,351          --
--------------------------------------------------------------------------------
Cash earnings                                   $43,758      $35,399     $27,458
================================================================================
Cash earnings per share                           $2.29        $1.73       $1.18
Diluted cash earnings per share                    2.17         1.62        1.12
================================================================================

      The Company's earnings growth was fueled by higher net interest income and other operating income, as well as a reduction in operating expense. As the provision for loan losses was suspended in all four quarters, the growth in earnings was tempered only by an increase in income tax expense.

      Net interest income rose $6.1 million, or 9.8%, to $68.5 million, the net result of a $16.5 million increase in interest income to $134.3 million and a $10.4 million increase in interest expense to $65.8 million. As in previous years, the growth in interest income was driven by volume mortgage loan production. In 1998, the Company recorded originations of $452.2 million, including $409.8 million in multi-family mortgage loans. Reflecting a $187.4 million increase in average loans to $1.4 billion, the average balance of interest-earning assets rose $213.2 million, or 15.2%, to $1.6 billion. The higher balance served to offset an eight-basis point drop in the average yield to 8.32%.

      The concurrent growth in interest expense was fueled by the funding needed to support the Company's profitable interest-earning asset growth. While the average cost of funds was maintained at 4.56%, the average balance of interest-bearing liabilities rose $231.0 million to $1.4 billion, driven by a $208.7 million increase in average FHLB borrowings to $397.8 million.

      In addition, the Company recorded an interest rate spread of 3.76% and a net interest margin of 4.24%, both well above the industry averages, despite reductions of eight and 21 basis points, respectively, from the measures recorded in 1997.

      In addition to the increase in net interest income, the Company's 1998 performance was fueled by a $249,000 rise in other operating income to $2.6 million, the net effect of an $824,000 increase in fee income to $2.1 million and a $575,000 decline in other income to $443,000. In addition, the Company recorded a $1.1 million reduction in operating expense to $26.0 million, primarily reflecting a $343,000 decline in compensation and benefits expense to $18.5 million. Included in the latter amount was $6.7 million in non-cash expenses, down from $7.4 million in the prior year. While recorded as a charge against earnings, the $6.7 million represented a contribution to stockholders' equity at December 31, 1998.

      Reflecting the drop in operating expense and the higher levels of net interest income and other operating income, the Company's efficiency ratio improved to 36.51% in 1998 from 41.86% in 1997; on the basis of cash earnings, the efficiency ratio improved to 27.05% from 30.47%.

      The combination of reduced operating expense and higher net interest income and other operating income produced pre-tax income of $45.1 million, up $7.5 million, or 20.0%, from the level recorded in 1997. The increase contributed to a $3.8 million rise in income tax expense to $18.2 million from $14.4 million in the prior year. In addition, the higher level of income tax expense in 1998 reflects a $4.7 million rise in non-cash items to $8.1 million. Furthermore, the Company's 1997 income tax expense was reduced by the recapture of $1.3 million that had been recorded as a tax charge in the fourth quarter of 1996.

      The provision for loan losses was suspended throughout 1998, as it was in 1997, based on the level of coverage provided by the allowance for loan losses and the consistently solid performance of the loan portfolio. In addition to the absence of any net charge-offs for fourteen consecutive quarters, the Company enjoyed a reduction in non-performing loans and assets, and extended the flawless performance record of its multi-family mortgage loans.

1997 and 1996 Comparison:

The Company recorded earnings of $23.3 million in 1997, equivalent to earnings per share of $1.14 and diluted earnings per share of $1.07, as adjusted for the three-for-two stock split on September 29, 1998. By comparison, the Company recorded 1996 earnings of $20.9 million, equivalent to split-adjusted earnings per share of $0.90 and diluted earnings per share of $0.85. The Company's 1997 earnings represented an ROA and ROE of 1.61% and 12.95%, respectively, up from 1.63% and 10.10%, respectively, in 1996.

      While the Company's 1997 earnings were 11.1% higher than its 1996 earnings, the difference between its 1997 and 1996 cash earnings further underscored its earnings strength. In 1997, the Company's cash earnings rose $7.9 million, or 28.9%, to $35.4 million, representing a 46.9% increase in diluted cash earnings per share to $1.62 from $1.12 as adjusted for the split. The Company's 1997 cash earnings thus contributed 52.2% more to capital than its GAAP earnings; in 1996, its cash earnings contributed 31.1% more to capital than GAAP earnings alone. On a cash earnings basis, the Company's 1997 ROA and ROE improved to 2.46% and 19.71%, respectively, from 2.14% and 13.24%, respectively, in 1996.

      The growth in 1997 earnings was generated by the record level of mortgage loan originations and by the solid performance of the loan portfolio. Net interest income rose $4.9 million, or 8.5%, to $62.4 million, despite declines in interest rate spread and net interest margin that were triggered by the use of FHLB borrowings to fund loan production and by the flattening of the yield curve in the fourth quarter of the year.

      In addition, 1997 earnings were boosted by a $3.4 million reduction in income tax expense to $14.4 million, partially reflecting a $1.1 million decline in pre-tax income to $37.6 million. The difference also reflects the net effect of a $1.8 million tax charge in the prior year's fourth quarter and the reversal of $1.3 million of that charge in the first quarter of 1997.

      The combination of lower income tax expense and higher net interest income offset a $140,000 reduction in other operating income to $2.3 million and a $3.8 million increase in operating expense to $27.1 million. In the fourth quarter of 1997, the Company took steps to enhance its other operating income by selling $13.6 million in multi-family mortgage loans to a third party with servicing rights retained.

      The increase in operating expense stemmed primarily from a $2.7 million rise in compensation and benefits to $18.9 million, largely reflecting a $2.0 million increase in non-cash expenses related to the amortization and appreciation of shares in the Company's stock-related benefit plans. In addition, 1997 operating expense reflected increases of $162,000, $450,000, and $514,000, respectively, in occupancy and equipment, general and administrative ("G&A"), and other operating expense.

      The Company's 1997 earnings further reflected the suspension of the provision for loan losses, continuing a practice that was initiated in the third quarter of 1995. In 1996, management also recovered $2.0 million from the loan loss allowance, with a net benefit of $750,000 recognized.

Interest Income

The level of interest income in any given period depends upon the average balance and mix of the Company's interest-earning assets, the yield on said assets, and the current level of market interest rates. Such rates are influenced by the FOMC of the Federal Reserve Board of Governors, which reduces, maintains, or increases the Federal funds rate (the rate at which banks borrow funds from the Federal Reserve Bank), as it deems necessary. In 1998, the Federal funds rate was maintained at 5.50% until the 29th of September, at which time it was lowered 25 basis points to 5.25%. An additional 25-basis point reduction followed in October, and in November, the rate was lowered to 4.75%.

1998 and 1997 Comparison:

In 1998, interest income rose 14.1% to $134.3 million from $117.7 million in the year-earlier twelve months. The growth in interest income was the net result of a $213.2 million, or 15.2%, rise in the average balance of interest-earning assets to $1.6 billion and an eight-basis point reduction in the average yield to 8.32%.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

      Despite increased competition for product resulting from the rate environment, the Company originated $452.2 million in mortgage loans over the twelve-month period. As a result, the average balance of loans rose $187.4 million, or 14.9%, to $1.4 billion and the interest income generated by loans rose $14.9 million, or 13.7%, to $123.8 million. Notwithstanding the pressure to lower rates induced by the competition, the average yield on the Company's loans declined a modest nine basis points to 8.57%. In 1998, loans represented 89.5% of average interest-earning assets and generated 92.2% of interest income, as compared to 89.7% and 92.5%, respectively, in the prior twelve-month period.

      The interest income provided by loans was complemented by the interest income generated by the Company's growing portfolio of securities held to maturity. Securities held to maturity generated interest income of $7.5 million in 1998, up 57.6% from $4.7 million in the prior year. The $2.7 million increase stemmed from a $42.4 million, or 55.6%, rise in the average balance to $118.6 million, and was supported by a seven-basis point rise in the average yield to 6.29%. In 1998, securities represented 7.3% of average interest-earning assets, up from 5.4% in 1997, and generated 5.6% of interest income, up from 4.0%.

      The rise in interest income also stemmed from the Company's money market investments, which generated $691,000 in interest income in 1998, as compared to $273,000 in 1997. The 1998 level reflects an $8.9 million increase in the average balance to $14.1 million, which offset a 29-basis point reduction in the average yield to 4.89%.

      The higher level of interest income stemming from each of these assets combined to offset a $1.5 million reduction in the interest income derived from mortgage-backed securities to $2.3 million. The lower level in 1998 was the net effect of a $25.5 million decrease in the average balance to $36.8 million and a 17-basis point rise in the average yield to 6.36%.

1997 and 1996 Comparison:

Interest income rose to $117.7 million in 1997 from $102.3 million in 1996. The 15.1% increase stemmed from a $158.3 million, or 12.7%, rise in average interest-earning assets to $1.4 billion and a 17-basis point rise in the average yield to 8.40%. These increases were driven, in turn, by record loan production, which boosted the concentration of higher-yielding assets within the interest-earning asset mix.

      Average mortgage and other loans generated $108.9 million in interest income, up 18.3% from $92.0 million in 1996. The increase reflected a $187.2 million rise in the average balance to $1.3 billion and a six-basis point rise in the average yield to 8.66%. Loans thus represented 89.7% of average interest-earning assets and generated 92.5% of total interest expense in 1997, as compared to 86.1% and 89.9%, respectively, in 1996.

      The interest income derived from securities rose 10.0% to $4.7 million in 1997 from $4.3 million in the year-earlier twelve months. The $429,000 increase reflected a 42-basis point rise in the average yield to 6.22%, together with a $1.9 million rise in the average balance to $76.2 million. Securities thus represented 5.4% of average interest-earning assets in 1997 and generated 4.0% of interest income for the year. In 1996, securities represented 6.0% of average interest-earning assets and generated 4.2% of interest income for the year.

      Mortgage-backed securities generated $3.9 million in interest income in 1997, representing a 26.6% reduction from $5.3 million in 1996. The $1.4 million decrease reflected a $22.2 million decline in the average balance to $62.3 million coupled with a three-basis point drop in the average yield to 6.19%. Mortgage-backed securities represented 4.4% of average interest-earning assets in 1997 and produced 3.3% of interest income for the year. By comparison, mortgage-backed securities represented 6.8% of average interest-earning assets and 5.1% of interest income in 1996.

      Money market investments provided interest income of $273,000 in 1997, down $454,000 from $727,000 in the prior year. The reduction reflected an $8.6 million decline in the average balance to $5.3 million, accompanied by a seven-basis point drop in the average yield to 5.18%.

Interest Expense

The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by competition for deposits and by the level of market interest rates.

1998 and 1997 Comparison:

In 1998, interest expense rose to $65.8 million from $55.3 million in the year-earlier twelve months. The higher level of interest expense was driven by the need for additional funding to fuel the Company's profitable growth in mortgage loans. Accordingly, the average balance of interest-bearing liabilities rose $231.0 million to $1.4 billion, while the average cost remained unchanged at 4.56%.

      CDs continued to represent the largest component of interest-bearing liabilities, while FHLB borrowings represented the largest percentage growth. Specifically, CDs generated interest expense of $36.3 million, $74,000 higher than the level produced in the prior year. The increase was the net result of an $18.2 million rise in the average balance to $684.4 million and a 13-basis point drop in the average cost to 5.30%. Reflecting a shift in the Company's mix of funding sources, CDs represented 47.4% and 55.0% of average interest-bearing liabilities in 1998 and 1997, and generated 55.1% and 65.4%, respectively, of interest expense.

      FHLB borrowings produced interest expense of $21.3 million, up $10.5 million from the level recorded in the prior year. The increase was the net result of a $208.7 million rise in the average balance to $397.8 million and a 33-basis point decline in the average cost to 5.35%. FHLB borrowings thus represented 27.6% of average interest-bearing liabilities in 1998 (as compared to 15.6% in 1997) and generated 32.4% of interest expense (as compared to 19.4%).

      The higher level of interest expense further reflects a $2.5 million rise in the average balance of NOW and money market accounts to $69.9 million, supported by a four-basis point rise in the average cost to 2.78%. As a result, NOW and money market accounts generated interest expense of $1.9 million, up $100,000, or 5.4%, from the year-earlier amount. In addition, the interest expense stemming from mortgage escrow accounts rose $5,000 to $46,000, the net effect of a $5.1 million increase in the average balance to $22.5 million and a three-basis point reduction in the average cost to 0.20%.

      The interest expense produced by savings accounts fell $299,000 to $6.2 million, reflecting a $3.5 million decline in the average balance to $268.6 million and an eight-basis point drop in the average cost to 2.32%. Savings accounts represented 18.6% of average interest-bearing liabilities in 1998, versus 22.4% in 1997, and generated 9.5% of interest expense, versus 11.8%.

      The Company manages interest expense by carefully monitoring the rates it pays on its deposits and adjusting them, as needed, while still maintaining a profitable interest rate spread. While the cost of FHLB borrowings exceeds that of deposits, they continue to be an attractive funding option, given the record of earnings growth resulting from their use. While management continues to seek deposit growth through expansion of the franchise, the Company will continue to access its FHLB line of credit in 1999. The extent to which FHLB borrowings are relied upon for funding will depend on a combination of factors, including the availability of deposits and the level of loan demand.

1997 and 1996 Comparison:

In 1997, the Company increasingly relied on FHLB borrowings as a source of funding for mortgage originations while, at the same time, experiencing an increase in the balance of CDs. As a result, the average balance of interest-bearing liabilities rose $182.1 million to $1.2 billion, accompanied by a 21-basis point rise in the average cost of funds to 4.56%. These increases combined to produce interest expense of $55.3 million, representing a 23.6% increase from $44.8 million in 1996.

      FHLB borrowings generated $10.8 million, or 19.4% of interest expense, in 1997, as compared to $3.4 million, or 7.6%, in the year-earlier twelve months. The average balance more than tripled to $189.1 million in 1997, representing 15.6% of average interest-bearing liabilities for the year. By comparison, in 1996, FHLB borrowings averaged $61.2 million, representing 5.9% of average interest-bearing liabilities. The higher level of interest expense derived from FHLB borrowings was supported by a nine-basis point rise in the average cost to 5.68%.

      CDs generated $36.2 million in interest expense, representing 65.4% of the 1997 total, as compared to $32.5 million, or 72.6% of total interest expense, in 1996. The increase stemmed from a $68.3 million rise in the average balance to $666.2 million, with an average cost of 5.43%, down one basis point. Despite the 11.3% increase in the average balance, CDs represented 55.0% of average interest-bearing liabilities in 1997, down from 58.0% in 1996.

      Mortgagors' escrow contributed $41,000 to interest expense in 1997, up from $39,000 in the prior year. The increase was the net result of a $2.2 million rise in the average balance to $17.5 million and a three-basis point drop in the average cost to 0.23%.

      The increase in interest expense generated by these funding sources was partly offset by declines in the interest expense derived from the Company's savings, NOW, and money market accounts. In 1997, savings accounts produced interest expense of $6.5 million, down $231,000 from $6.8 million in the prior year. The decline reflected a $10.0 million drop in the average balance to $272.0 million, and an average cost of 2.40%, up one basis point. Savings accounts represented 22.4% of average interest-bearing liabilities and generated 11.8% of interest expense in 1997, as compared to 27.4% and 15.1%, respectively, in 1996.

      NOW and money market accounts generated interest expense of $1.8 million in 1997, down $195,000 from $2.0 million in the prior year. The decrease stemmed from a $6.3 million reduction in the average balance to $67.3 million and a three-basis point drop in the average cost to 2.74%. Average NOW and money market accounts represented 5.6% of average-interest bearing liabilities and produced 3.3% of interest expense in 1997, and 7.1% and 4.6%, respectively, in 1996.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Net Interest Income Analysis

                                                          For the Years Ended December 31,
                                   ------------------------------------------------------------------------------
                                                     1998                                  1997
                                   ------------------------------------------------------------------------------
                                                                 Average                              Average
                                     Average                      Yield/      Average                  Yield/
(dollars in thousands)               Balance       Interest        Cost       Balance    Interest       Cost
-----------------------------------------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other
      loans, net                   $1,445,028    $    123,784      8.57%    $1,257,632    $108,868      8.66%
    Securities                        118,594           7,464      6.29         76,208       4,737      6.22
    Mortgage-backed securities         36,782           2,338      6.36         62,259       3,856      6.19
    Money market investments           14,130             691      4.89          5,269         273      5.18
-----------------------------------------------------------------------------------------------------------------
  Total interest-earning assets     1,614,534         134,277      8.32%     1,401,368     117,734      8.40%
  Non-interest-earning assets          43,727                                   39,895
-----------------------------------------------------------------------------------------------------------------
  Total assets                     $1,658,261                               $1,441,263
=================================================================================================================
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing
    Liabilities:
    NOW and money market
      accounts                     $   69,894    $      1,944      2.78%    $   67,347    $  1,844      2.74%
    Savings accounts                  268,558           6,224      2.32        272,043       6,523      2.40
    Certificates of deposit           684,434          36,251      5.30        666,242      36,177      5.43
    FHLB borrowings                   397,815          21,290      5.35        189,136      10,751      5.68
    Mortgagors' escrow                 22,501              46      0.20         17,451          41      0.23
-----------------------------------------------------------------------------------------------------------------
  Total interest-bearing
    liabilities                     1,443,202          65,755      4.56%     1,212,219      55,336      4.56%
  Non-interest-bearing
    deposits                           31,918                                   26,622
  Other liabilities                    27,559                                   22,798
-----------------------------------------------------------------------------------------------------------------
  Total liabilities                 1,502,679                                1,261,639
  Stockholders' equity                155,582                                  179,624
-----------------------------------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity           $1,658,261                               $1,441,263
=================================================================================================================
  Net interest income/
    interest rate spread                           $   68,522      3.76%                  $ 62,398      3.84%
  Net interest-earning
    assets/net interest
    margin                         $  171,332                      4.24       $189,149                  4.45
  Ratio of interest-earning
    assets to interest-
    bearing liabilities                                            1.12x                                1.16x
=================================================================================================================

                                    For the Years Ended December 31,
                                   -----------------------------------
                                                 1996
                                   -----------------------------------
                                                             Average
                                     Average                  Yield/
(dollars in thousands)               Balance    Interest       Cost
----------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other
      loans, net                   $1,070,454    $ 92,017      8.60%
    Securities                         74,328       4,308      5.80
    Mortgage-backed securities         84,438       5,252      6.22
    Money market investments           13,851         727      5.25
----------------------------------------------------------------------
  Total interest-earning assets     1,243,071     102,304      8.23%
  Non-interest-earning assets          38,980
----------------------------------------------------------------------
  Total assets                     $1,282,051
----------------------------------------------------------------------
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing
    Liabilities:
    NOW and money market
      accounts                     $   73,641    $  2,039      2.77%
    Savings accounts                  282,064       6,754      2.39
    Certificates of deposit           597,963      32,533      5.44
    FHLB borrowings                    61,191       3,419      5.59
    Mortgagors' escrow                 15,256          39      0.26
----------------------------------------------------------------------
  Total interest-bearing
    liabilities                     1,030,115      44,784      4.35%
  Non-interest-bearing
    deposits                           23,215
  Other liabilities                    21,361
----------------------------------------------------------------------
  Total liabilities                 1,074,691
  Stockholders' equity                207,360
----------------------------------------------------------------------
  Total liabilities and
    stockholders' equity           $1,282,051
======================================================================
  Net interest income/
    interest rate spread                         $ 57,520      3.88%
  Net interest-earning
    assets/net interest
    margin                         $  212,956                  4.63
  Ratio of interest-earning
    assets to interest-
    bearing liabilities                                        1.21x
======================================================================

Rate/Volume Analysis

                                                 Year Ended                                Year Ended
                                              December 31, 1998                         December 31, 1997
                                           Compared to Year Ended                    Compared to Year Ended
                                              December 31, 1997                         December 31, 1996

                                             Increase/(Decrease)                       Increase/(Decrease)
-------------------------------------------------------------------------------------------------------------------------
                                            Due to                                      Due to
(in thousands)                      Volume          Rate           Net          Volume          Rate         Net
-------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans, net    $ 16,060       $ (1,144)     $ 14,916       $ 16,210       $    641    $ 16,851
  Securities                          2,666             61         2,727            117            312         429
  Mortgage-backed securities         (1,620)           102        (1,518)        (1,373)           (23)     (1,396)
  Money market investments              433            (15)          418           (445)            (9)       (454)
-------------------------------------------------------------------------------------------------------------------------
Total                                17,539           (996)       16,543         14,509            921      15,430
-------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts          71             29           100           (172)           (23)       (195)
  Savings accounts                      (81)          (218)         (299)          (241)            10        (231)
  Certificates of deposit               964           (890)           74          3,708            (64)      3,644
  FHLB borrowings                    11,164           (625)       10,539          7,267             65       7,332
  Mortgagors' escrow                     10             (5)            5              5             (3)          2
-------------------------------------------------------------------------------------------------------------------------
Total                                12,129         (1,710)       10,419         10,567            (15)     10,552
-------------------------------------------------------------------------------------------------------------------------
Net change in interest income      $  5,410       $    714      $  6,124       $  3,942       $    936    $  4,878
=========================================================================================================================

                                                 Year Ended
                                              December 31, 1996
                                           Compared to Year Ended
                                              December 31, 1995

                                             Increase/(Decrease)
---------------------------------------------------------------------------
                                           Due to
(in thousands)                      Volume          Rate           Net
---------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans, net    $ 10,395       $  1,555      $ 11,950
  Securities                            (71)          (437)         (508)
  Mortgage-backed securities         (1,018)            (6)       (1,024)
  Money market investments              382            (38)          344
---------------------------------------------------------------------------
Total                                 9,688          1,074        10,762
---------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts        (125)          (177)         (302)
  Savings accounts                     (319)          (245)         (564)
  Certificates of deposit             5,367           (458)        4,909
  FHLB borrowings                     1,410           (227)        1,183
  Mortgagors' escrow                     (6)           (70)          (76)
---------------------------------------------------------------------------
Total                                 6,327         (1,177)        5,150
---------------------------------------------------------------------------
Net change in interest income      $  3,361       $  2,251      $  5,612
===========================================================================

Net Interest Income

Net interest income is the Company's principal source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are influenced, in turn, by the pricing and mix of interest-earning assets and funding sources, and by such external factors as competition, economic conditions, and the monetary policy of the FOMC.

1998 and 1997 Comparison:

Driven by the significant growth in average interest-earning assets, the Company's net interest income rose 9.8% to $68.5 million from $62.4 million in 1997. The increase was the net effect of a $16.5 million, or 14.1%, rise in interest income and a $10.4 million, or 18.8%, rise in interest expense.

      Reflecting the flattened yield curve and the use of higher-cost funding sources, the rise in net interest income was accompanied by a modest decline in interest rate spread to 3.76%. Notwithstanding a drop of eight basis points from the year-earlier measure, the Company's spread exceeded the thrift industry average by 96 basis points. Similarly, the Company recorded a net interest margin of 4.24%, down 21 basis points from the year-earlier measure, yet 89 basis points above the industry average for 1998. In addition, the Company's 1998 margin reflects the allocation of $52.5 million to repurchase shares of Company stock over the twelve-month period.

      Given the increase in earnings supported by such funding, management anticipates that FHLB borrowings will continue to be an important source of funds. At the same time, based on current interest rates and its knowledge of the local market, management anticipates that loan growth will match or exceed the level achieved in 1998. Accordingly, it is expected that the trend in net interest income will continue to be upward, while the interest rate spread is expected to stabilize. The direction of the Company's net interest margin will more so depend on the Company's share repurchase program and the amount of capital allocated toward this end.

      This said, it should be repeated that the level of net interest income is a function of several factors, and subject to changes in market interest rates. Among the factors that could result in the Company recording lower net interest income are a reduction in the volume of mortgage originations or a substantial increase in mortgage prepayments. Either of these scenarios could result from a substantial increase in competition, or from a significant change in market interest rates.

1997 and 1996 Comparison:

Net interest income rose 8.5% to $62.4 million in 1997 from $57.5 million in 1996. The increase was the net effect of a $15.4 million, or 15.1%, rise in interest income to $117.7 million and a $10.6 million, or 23.6%, rise in interest expense to $55.3 million. The higher level of interest income was fueled by record mortgage loan production, which boosted the average balance of interest-earning assets by $158.3 million and the average yield by 17 basis points. The higher level of interest expense reflected the increased use of FHLB borrowings as a source of funding, boosting average interest-bearing liabilities by $182.1 million and the average cost of funds by 21 basis points.

      Despite the increased use of FHLB borrowings in 1997, the interest rate spread dropped a modest four basis points to 3.84% from 3.88% in 1996. Correspondingly, the Company's net interest margin fell to 4.45% from 4.63%; the extent of this reduction primarily reflects the allocation of $68.1 million toward the repurchase of Company shares over the twelve-month period.

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

1998 and 1997 Comparison:

In 1998, the Company's loan portfolio delivered another strong performance, improving on its solid performance in the prior year. Non-performing loans declined to $6.2 million at December 31, 1998 from $7.7 million at December 31, 1997, or to 0.42% of loans, net, from 0.55%. In addition, the Company extended its record to 14 consecutive quarters without any net charge-offs and maintained the fully-performing status of its multi-family mortgage loan portfolio.

      Reflecting these achievements, and the level of coverage provided by the loan loss allowance, the provision for loan losses was suspended throughout 1998. The fourth quarter of 1998 was the fourteenth consecutive quarter without any provisions being added, continuing a practice initiated in the third quarter of 1995.

      In the absence of any net charge-offs or provisions for loan losses, the loan loss allowance was maintained at $9.4 million, equivalent to 152.28% of non-performing loans and 0.63% of loans, net, at December 31, 1998.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Of greater significance is the ratio of the allowance to the sum of the Company's net charge-offs since 1987. In the twelve years ended December 31, 1998, the Company recorded $1.4 million in net charge-offs; at $9.4 million, the loan loss allowance was 661.36 times this amount.

      For more information about the Company's asset quality, see the discussion and analysis beginning on page 13 of this report.

1997 and 1996 Comparison:

In 1997 and 1996, the Company suspended the provision for loan losses, continuing a practice initiated in the third quarter of 1995. In 1996, the Company also reversed $2.0 million from the loan loss allowance, resulting in the recognition of a $750,000 net benefit for the year.

      As in 1998, the decision to suspend the provision for loan losses in 1996 and 1997 was driven by the level of coverage provided by the loan loss allowance and by the performance of the Company's mortgage loan portfolio. In addition to the absence of any net charge-offs, the Company enjoyed a significant reduction in the level of non-performing assets at December 31, 1997 as compared to the level recorded at December 31, 1996. Specifically, non-performing assets declined to $8.7 million, or 0.54% of total assets, from $10.3 million, or 0.76% of total assets. Included in the respective amounts were non-performing loans of $7.7 million and $9.7 million, representing 0.55% and 0.84% of loans, net.

      Reflecting the absence of any net charge-offs and recoveries of $72,000, the allowance for loan losses rose to $9.4 million at December 31, 1997, equivalent to 122.61% of non-performing loans and 0.68% of loans, net.

Other Operating Income

The income generated by the Company's interest-earning assets is complemented by other operating income derived from service fees and fees charged on loans and depository accounts.

1998 and 1997 Comparison:

While other operating income is a less significant source of Company earnings than net interest income, management took steps to enhance its level in 1998. As a result, the Company generated other operating income of $2.6 million, up $249,000 from $2.3 million in 1997. The 10.8% increase was the net effect of an $824,000 rise in fee income to $2.1 million from $1.3 million and a $575,000 decline in other income to $443,000 from $1.0 million.

      The higher level of fee income in 1998 reflects a general increase in financial service fees and charges, together with an increase in prepayment penalties. In 1997, the higher level of other income reflected a gain on the sale of $13.6 million in multi-family mortgage loans in the fourth quarter of the year.

      The Company continues to look at additional means of generating fee income. In the fourth quarter of 1998, the Company introduced "QCSB Online," an online banking service, to enable its depositors to bank directly via their PCs. In addition to paying bills and accessing account balance information, customers can utilize QCSB Online to transfer funds between their accounts. While currently offered to customers without charge, QCSB Online is expected to generate additional fee income in 1999. The Company is also reviewing proposals to introduce the sale of alternative investment products such as annuities and mutual funds.

1997 and 1996 Comparison:

Other operating income totaled $2.3 million in 1997 and $2.4 million in 1996. The $140,000 decline was the net effect of a $296,000 reduction in fee income to $1.3 million and a $156,000 increase in other income to $1.0 million. In the second half of 1997, the Company took steps to enhance its fee income, by adding the VISA Check Card to its menu of financial products and by selling multi-family mortgage loans to a third party, with servicing rights retained as a means of generating additional income in future periods.

Operating Expense

Among the Company's distinguishing characteristics is its demonstrated ability to contain operating expense. Consisting of compensation and benefits, occupancy and equipment, G&A, and other expenses, the Company's operating expense typically represents a below-average percentage of average assets and an efficiency ratio that ranks among the thrift industry's best. Included in compensation and benefits expense are expenses associated with the amortization and appreciation of shares held in the Company's stock-related benefit plans ("plan-related expenses"), which are added to stockholders' equity at the end of the period.

1998 and 1997 Comparison:

The Company recorded 1998 operating expense of $26.0 million, or 1.57% of average assets, an improvement from $27.1 million, or 1.88% of average assets, in the prior year. The $1.1 million decline reflects reductions in all four expense categories, including a $343,000 decrease in compensation and benefits expense to $18.5 million; a $322,000 decrease in G&A expense to $4.6 million; a $195,000 decrease in occupancy and equipment to $2.4 million, and a $271,000 decrease in other operating expense to $428,000.

      Plan-related expenses totaled $6.7 million, representing 36.3% of compensation and benefits expense and 25.9% of total operating expense in 1998. In the prior year, the Company recorded plan-related expenses of $7.4 million, representing 39.0% and 27.2%, respectively, of compensation and benefits expense and total operating expense. The decline in plan-related expenses partly reflects the extension of the amortization period for the ESOP to thirty years from twenty as of January 1, 1998. In January 1999, the Recognition and Retention Plan was largely completed; as a result, plan-related expenses will be somewhat reduced for the year.

      Also reflected in 1998 G&A expense are costs associated with the Company's efforts to prepare for the millennium. The Company has been recording all such expenses as incurred since steps began to prepare for the Year 2000; this process is discussed in greater detail under "The Year 2000 Issue," elsewhere on this page.

      Reflecting the decline in operating expense and the higher levels of net interest income and other operating income, the Company's efficiency ratio improved to 36.51% in 1998 from 41.86% in 1997. Excluding the $6.7 million in plan-related expenses, i.e., on a cash earnings basis, the efficiency ratio improved to 27.05% from 30.47% in the year-earlier twelve months.

1997 and 1996 Comparison:

Operating expense totaled $27.1 million and $23.3 million in 1997 and 1996, respectively, equivalent to 1.88% and 1.82% of average assets in the corresponding years. The $3.8 million increase primarily stemmed from a $2.7 million rise in compensation and benefits expense to $18.9 million, largely reflecting a $2.0 million increase in non-cash expenses stemming from the amortization and appreciation of shares held in the Company's stock-related benefit plans. At $7.4 million, such plan-related expenses accounted for 39.1% of compensation and benefits expense in 1997, as compared to $5.4 million, or 33.4%, in 1996. Thus, while the Company's efficiency ratio was 41.86% and 38.81% in 1997 and 1996 on the basis of GAAP earnings, its cash efficiency ratio improved to 30.47% and 28.83%.

      The balance of the increase in 1997 operating expense stemmed from a $162,000 rise in occupancy and equipment expense to $2.6 million, a $450,000 increase in G&A expense to $4.9 million (primarily reflecting the expansion of the Bank's advertising program) and a $514,000 increase in other operating expense to $699,000. The higher level of occupancy and equipment expense reflected the full-year operation of three locations that were added to the franchise in the prior twelve-month period and the relocation of a customer service center to a full-service branch in mid-1997. Also included in occupancy and equipment expense were costs associated with the Company's Year 2000 compliance, which were expensed as incurred.

Income Tax Expense

Income tax expense includes Federal, New York State, and New York City income taxes. In addition, the Company's income tax expense reflects certain non-cash items stemming from the amortization and appreciation of shares held in the Company's stock-related benefit plans. While these non-cash items are recorded as a charge against earnings, they are added back to stockholders' equity at the end of each period.

1998 and 1997 Comparison:

The Company recorded income tax expense of $18.2 million in 1998, up from $14.4 million in the twelve months ended December 31, 1997. The increase reflects a $7.5 million rise in pre-tax income to $45.1 million, and includes a $4.7 million rise in non-cash items to $8.1 million stemming from the Company's stock-related benefit plans. Furthermore, the Company's 1997 income tax expense was reduced by the recapture of $1.3 million that had been recorded as a tax charge in the fourth quarter of 1996. Based on currently available information, management expects that the effective tax rate will approximate 41% in 1999.

1997 and 1996 Comparison:

Income tax expense totaled $14.4 million in 1997, down $3.4 million from $17.8 million in 1996. In addition to a $1.1 million decline in pre-tax income to $37.6 million, the reduction reflected the net effect of a $1.8 million tax charge against earnings in the prior year's fourth quarter and the reversal of $1.3 million of that charge in the first quarter of 1997. The tax charge had been recorded pursuant to a delay in the enactment of legislation to de-couple the New York City tax code from that of the Federal tax code with regard to its treatment of the tax bad debt reserve.

      Also reflected in 1997 and 1996 income tax expense were $3.4 million and $1.1 million, respectively, in non-cash items stemming from the amortization and appreciation of shares held in the Company's stock-related benefit plans. These amounts were restored to stockholders' equity at the respective period-ends.

The Year 2000 Issue

The approach of the millennium has triggered an intense review, analysis, and, where needed, modification of the internal and external computer programs and systems utilized in the day-to-day operation of companies across all industries. These actions have been necessitated by the fact that the majority of computer programs and systems were originally programmed using two digits, rather than four, to indicate the calendar year. Thus, in the absence of modification, computers would fail to recognize the year 2000, taking the digits "00" to mean the year 1900 instead.

      Like most financial institutions, Queens County Savings Bank may be significantly impacted by the Year 2000, due to the nature of the information it generates and employs. Likely to be affected are the software, hardware, and other equipment with which the Bank interfaces electronically or operationally, including those that are

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

maintained on its behalf by third party vendors who provide such services as data processing, information systems management, maintenance, and credit bureau reports.

      If computer systems are inadequately modified to identify the Year 2000, numerous computer applications could fail or generate erroneous results. As a result, many calculations, such as interest, payments, or due dates that require date field information could be dramatically misstated. The Bank could experience a temporary inability to process transactions, send invoices, or engage in similarly normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 issue could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. If not addressed, the Year 2000 issue could adversely impact the Bank's ability to provide financial products and services competitively.

      In view of its significance, management formed a committee to study and address the Year 2000 issue in the latter part of 1996. The Committee is chaired by the Senior Vice President, Comptroller, and Chief Financial Officer. By the first quarter of 1997, all internal systems had been modified or replaced with Year 2000-compliant systems. The Committee's next step was to assess the Year 2000-readiness of its external systems; it began holding frequent meetings toward this end in the fourth quarter of 1997. In the second quarter of 1998, the Committee completed its assessment of the Year 2000 issue, which included a thorough review of the action plans of each third party service provider and supplier of the Bank. In the third quarter of the year, the Committee completed the development of contingency plans for each external vendor and supplier, to be implemented in the event that any of them should fail to meet their operating requirements.

      In the fourth quarter of 1998, the Bank initiated testing on its loan and deposit systems in collaboration with its primary third party vendor, a nationally recognized provider of data processing services. Said vendor has provided the Bank with written assurances that its systems and the software it is licensed to use will be Year 2000-compliant; testing of the integration of such systems with the licensed software is expected to be completed by the second quarter of 1999. In the event that such system fails to be compliant by the third quarter of this year, the vendor has made arrangements with another service provider that has successfully completed its Year 2000 testing to provide the Bank with data processing services.

      As a result of these efforts, and on the basis of currently available information, management believes that all critical systems modifications and conversions will be completed in a timely manner, thus reducing the Bank's exposure to the risks associated with the approaching millennium. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 issue could have a material adverse impact upon the Bank.

      The costs involved in monitoring and managing preparations for the Year 2000 have consistently been charged against earnings as they have been incurred. Going forward, such costs may include charges by third party software vendors for product enhancements, costs involved in testing software products for Year 2000 compliance, and costs for implementing contingency plans for critical software products that have not been enhanced. Potential indirect costs would consist primarily of the time devoted by employees to monitor the progress of software vendors, to test enhanced software products, and to implement any necessary contingency plans. The Company estimates that total costs related to the Year 2000 will not exceed $100,000. To date, more than one-third of the estimated costs have already been expensed.

Impact of Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established accounting and reporting standards for derivative instruments and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure said instruments at fair value. In addition, the statement establishes criteria required to designate a derivative instrument as a hedge and the accounting for changes in fair value of a derivative, depending on its intended use. Under SFAS No. 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. These methods must be consistent with the entity's approach to managing risk.

      SFAS No. 133 amends FASB Statements No. 52, "Foreign Currency Translation" and No. 107, "Disclosures about Fair Value of Financial Instruments." In addition, SFAS No. 133 supersedes FASB Statements No. 80, "Accounting for Futures Contracts"; No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk"; and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments."

      SFAS No. 133 is effective for financial statements issued for periods beginning after June 15, 1999 and is not expected to have an impact on the Company.

Accounting for Mortgage-backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise

In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment of SFAS No. 65." SFAS No. 134 amends the accounting treatment of mortgage-backed securities retained. After the securitization of a mortgage loan held for sale, any retained mortgage-backed securities shall be classified in accordance with the entity's ability and intent to sell or hold those securities. However, a mortgage banking enterprise must classify as "trading" securities any retained mortgage-backed securities that it commits to sell before or during the securitization process.

      SFAS No. 134 is effective for the first quarter beginning after December 15, 1998, and enterprises may reclassify mortgage-backed securities and other beneficial interests retained after the securitization of mortgage loans held for sale from the trading category, except for those with sales commitments in place. The reclassification is to be implemented when SFAS No. 134 is initially applied.

      The Bank does not expect the adoption of SFAS No. 134 to have an impact on its financial condition or results of operations.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles that require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchase power of money due to inflation.

      The Company's assets and liabilities are primarily monetary in nature. As a result, interest rates have a greater impact on the Company's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Price of Common Stock and Dividends Paid per Common Share

Queens County Bancorp trades on the Nasdaq National Market under the symbol "QCSB." At December 31, 1998, the Company had 21,250,897 shares outstanding, reflecting the three-for-two stock split on September 29, 1998.

      The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by The Nasdaq Stock Market, and the cash dividends paid per common share for each of the four quarters of 1998 and 1997.

Market Price and Dividends Paid per Common Share

                                                                  Market Price
                                           High                        Low                         Close
             Dividends Declared  ------------------------------------------------------------------------------------
              per Common Share*  Pre-Split**   Post-Split    Pre-Split**   Post-Split     Pre-Split**     Post-Split
---------------------------------------------------------------------------------------------------------------------
1998
1st Quarter        $0.1333       $199.125       $29.500       $156.377       $23.167       $197.998        $29.333
2nd Quarter         0.1667        213.752        31.667        179.435        26.583        196.310         29.083
3rd Quarter         0.1667        205.315        30.417        154.123        22.833        180.563         26.750
4th Quarter         0.2000        210.094        31.125        153.563        22.750        200.813         29.750
---------------------------------------------------------------------------------------------------------------------
1997
1st Quarter        $0.0740       $119.000       $17.630       $ 90.500       $13.407       $109.750        $16.259
2nd Quarter         0.0890        144.000        21.333        107.000        15.852        136.500         20.222
3rd Quarter         0.1110        163.500        24.222        133.500        19.778        155.440         23.028
4th Quarter         0.1333        182.250        27.000        154.872        22.944        182.250         27.000
=====================================================================================================================

* Dividends have been restated to reflect the 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998.

** States the price per share as if the Company had not split its stock 3-for-2 on September 30, 1994, 4-for-3 on August 22, 1996, and 3-for-2 on April 10 and October 1, 1997, and September 29, 1998.

      At December 31, 1998, the Company had approximately 700 shareholders of record. This figure does not include those investors whose shares were being held for them in street name by a broker or other nominee at that date.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Consolidated Statements of Condition

                                                                  December 31,
                                                          -----------------------------
(in thousands, except share data)                             1998            1997
---------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                   $    27,561     $    16,733
Money market investments                                       19,000           6,000
Securities held to maturity (estimated market value of
  $152,055 and $95,067, respectively) (note 3)                152,280          94,936
Mortgage-backed securities held to maturity (estimated
  market value of $20,332 and $50,619, respectively)
  (note 4)                                                     19,680          49,781
Securities available for sale                                   4,656           2,617
Mortgage loans                                              1,486,222       1,393,658
Other loans                                                     9,728          10,776
Less: Allowance for loan losses                                (9,431)         (9,431)
---------------------------------------------------------------------------------------
Loans, net (notes 5 and 6)                                  1,486,519       1,395,003
Premises and equipment, net                                    10,399          10,782
Deferred tax asset, net (note 10)                               5,917           5,514
Other assets (notes 7 and 12)                                  20,870          21,903
---------------------------------------------------------------------------------------
Total assets                                              $ 1,746,882     $ 1,603,269
=======================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 8):
  NOW and money market accounts                           $    70,423     $    67,894
  Savings accounts                                            273,357         268,133
  Certificates of deposit                                     722,985         703,948
  Non-interest-bearing accounts                                35,520          29,186
---------------------------------------------------------------------------------------
Total deposits                                              1,102,285       1,069,161
---------------------------------------------------------------------------------------
Official checks outstanding                                    34,487          29,440
FHLB borrowings (note 9)                                      439,055         309,664
Accounts payable and accrued expenses                           1,552           1,857
Mortgagors' escrow                                             13,084          10,690
Other liabilities (note 12)                                     7,013          11,942
---------------------------------------------------------------------------------------
Total liabilities                                           1,597,476       1,432,754
---------------------------------------------------------------------------------------
Stockholders' equity (note 2):
  Preferred stock at par $0.01 (5,000,000 shares
    authorized; none issued)                                       --              --
  Common stock at par $0.01 (60,000,000 shares
    authorized; 30,970,693 shares issued;
    21,250,897 and 22,369,187 shares outstanding
    at December 31, 1998 and 1997, respectively)                  310             206
  Paid-in capital in excess of par                            138,180         125,000
  Retained earnings (substantially restricted)
    (note 15)                                                 165,383         166,230
  Less: Treasury stock (9,719,796 and 8,601,663
          shares, respectively)                              (137,901)       (104,148)
        Unallocated common stock held by ESOP
          (note 13)                                           (12,767)        (13,526)
        Common stock held by SERP and Deferred
          Compensation Plans (notes 12 and 13)                 (3,770)         (2,492)
        Unearned common stock held by RRPs (note 13)              (63)           (812)
  Accumulated other comprehensive income, net
    of tax effect                                                  34              57
---------------------------------------------------------------------------------------
Total stockholders' equity                                    149,406         170,515
---------------------------------------------------------------------------------------
Commitments and contingencies (note 11)
---------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                $ 1,746,882     $ 1,603,269
=======================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

                                                              Years Ended December 31,
                                                      -----------------------------------------
(in thousands, except per share data)                   1998             1997         1996
-----------------------------------------------------------------------------------------------
INTEREST INCOME:
  Mortgage and other loans (note 5)                   $ 123,784       $ 108,868     $  92,017
  Securities held to maturity                             7,464           4,737         4,308
  Mortgage-backed securities held to maturity             2,338           3,856         5,252
  Money market investments                                  691             273           727
-----------------------------------------------------------------------------------------------
Total interest income                                   134,277         117,734       102,304
-----------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  NOW and money market accounts                           1,944           1,844         2,039
  Savings accounts                                        6,224           6,523         6,754
  Certificates of deposit                                36,251          36,177        32,533
  FHLB borrowings (note 9)                               21,290          10,751         3,419
  Mortgagors' escrow                                         46              41            39
-----------------------------------------------------------------------------------------------
Total interest expense                                   65,755          55,336        44,784
-----------------------------------------------------------------------------------------------
    Net interest income                                  68,522          62,398        57,520
-----------------------------------------------------------------------------------------------
Reversal of provision for loan losses (note 6)               --              --        (2,000)
-----------------------------------------------------------------------------------------------
    Net interest income after reversal of
      provision for loan losses                          68,522          62,398        59,520
-----------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
  Fee income                                              2,111           1,287         1,583
  Other (note 5)                                            443           1,018           862
-----------------------------------------------------------------------------------------------
Total other operating income                              2,554           2,305         2,445
-----------------------------------------------------------------------------------------------
OPERATING EXPENSE:
  Compensation and benefits (notes 12 and 13)(1)         18,529          18,872        16,185
  Occupancy and equipment (note 11)                       2,446           2,641         2,479
  General and administrative                              4,550           4,872         4,422
  Other                                                     428             699           185
-----------------------------------------------------------------------------------------------
Total operating expense                                  25,953          27,084        23,271
-----------------------------------------------------------------------------------------------
Income before income taxes                               45,123          37,619        38,694
Income tax expense (note 10)(2)                          18,179          14,355        17,755
    Net income                                        $  26,944       $  23,264     $  20,939
-----------------------------------------------------------------------------------------------
Comprehensive income, net of tax:
  Unrealized gain on securities                             (23)             57            --
-----------------------------------------------------------------------------------------------
    Comprehensive income                              $  26,921       $  23,321     $  20,939
===============================================================================================
    Earnings per share(3)                                 $1.41           $1.14         $0.90
    Diluted earnings per share(3)                         $1.34           $1.07         $0.85
===============================================================================================

(1) Includes non-cash expenses of $6.724 million, $7.368 million, and $5.411 million, respectively.

(2) Includes non-cash expenses of $8.071 million, $3.416 million, and $1.111 million, respectively.

(3) Reflects shares issued as a result of 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998.

See accompanying notes to consolidated financial statements.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Consolidated Statements of Changes in Stockholders' Equity

                                                             Years Ended December 31,
                                                    -------------------------------------------
(in thousands, except per share data)                  1998            1997           1996
-----------------------------------------------------------------------------------------------
COMMON STOCK (Par Value: $0.01)
  Balance at beginning of year                      $     206       $      92       $      69
  Stock splits (10,323,460; 17,205,794;
    and 3,441,095 shares)                                 104             114              23
-----------------------------------------------------------------------------------------------
Balance at end of year                                    310             206              92
-----------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year                        125,000         116,607         112,441
  Tax benefit effect on stock plans                     8,071           3,416           1,111
  Common stock acquired by SERP and Deferred
    Compensation Plans                                  1,278           1,081           1,081
  Allocation of ESOP stock                              3,938           4,021           2,002
  Stock splits (10,323,460; 17,205,794;
    and 3,441,095 shares)                                (104)           (114)            (23)
  Cash paid in lieu of fractional shares                   (3)            (11)             (5)
-----------------------------------------------------------------------------------------------
Balance at end of year                                138,180         125,000         116,607
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at beginning of year                        166,230         154,886         140,969
  Net income                                           26,944          23,264          20,939
  Dividends paid on common stock                      (12,636)         (8,135)         (5,669)
  Exercise of stock options (784,740; 327,610;
    and 226,196 shares)                               (15,155)         (3,785)         (1,353)
-----------------------------------------------------------------------------------------------
Balance at end of year                                165,383         166,230         154,886
-----------------------------------------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of year                       (104,148)        (42,397)        (16,843)
  Purchase of common stock (1,957,530;
    3,820,989; and 1,266,540 shares)                  (52,533)        (68,086)        (28,825)
  Common stock acquired by SERP                         1,278           1,337           1,081
  Exercise of stock options (784,740; 327,610;
    and 226,196 shares)                                17,502           4,998           2,190
-----------------------------------------------------------------------------------------------
Balance at end of year                               (137,901)       (104,148)        (42,397)
-----------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN:
  Balance at beginning of year                        (13,526)        (14,820)        (16,065)
  Allocation of ESOP stock                                759           1,294           1,245
-----------------------------------------------------------------------------------------------
Balance at end of year                                (12,767)        (13,526)        (14,820)
-----------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS:
  Balance at beginning of year                         (2,492)         (1,411)           (330)
  Common stock acquired by SERP and
    Deferred Compensation Plans                        (1,278)         (1,081)         (1,081)
-----------------------------------------------------------------------------------------------
Balance at end of year                                 (3,770)         (2,492)         (1,411)
-----------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS:
  Balance at beginning of year                           (812)         (1,528)         (2,611)
  Earned portion of RRPs                                  749             716           1,083
-----------------------------------------------------------------------------------------------
Balance at end of year                                    (63)           (812)         (1,528)
-----------------------------------------------------------------------------------------------
ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year                             57              --              --
  Net unrealized (depreciation) appreciation
    in securities, net of tax                             (23)             57              --
-----------------------------------------------------------------------------------------------
Balance at end of year                                     34              57              --
-----------------------------------------------------------------------------------------------
Total stockholders' equity                          $ 149,406       $ 170,515       $ 211,429
===============================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                               Years Ended December 31,
                                                      -------------------------------------------
(in thousands)                                           1998            1997            1996
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $  26,944       $  23,264       $  20,939
-------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to
    net cash used in operating activities:
      Depreciation and amortization                         921             948             772
      Reversal of provision for loan losses                  --              --          (2,000)
      (Increase) decrease in deferred
        income taxes                                       (403)         (2,202)          2,510
      Amortization of premiums, net                         106             147             537
      Amortization of net deferred
        loan origination fees                               244             217             141
      Net loss on redemption of securities
        and mortgage-backed securities                      (91)            (20)             (2)
      Net (gain) loss on sale of foreclosed
        real estate and loans                              (167)           (556)            123
      Tax benefit effect on stock plans                   8,071           3,416           1,111
      Earned portion of RRPs                                749             716           1,083
      Earned portion of ESOP                              4,697           5,315           3,247
  Changes in assets and liabilities:
      Decrease (increase) in other assets                 1,033          (5,060)          3,014
      (Decrease) increase in accounts
        payable and accrued expenses                       (305)            688             286
      Increase (decrease) in official
        checks outstanding                                5,047           2,711          (1,117)
      (Decrease) increase in other liabilities           (4,929)          5,292            (741)
-------------------------------------------------------------------------------------------------
Total adjustments                                        14,973          11,612           8,964
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities                41,917          34,876          29,903
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from redemption of securities
    and mortgage-backed securities held
    to maturity                                         168,529          94,939         106,132
  Proceeds from redemption of securities
    available for sale                                       --           1,519              --
  Purchase of securities held to maturity              (195,788)        (79,575)        (96,010)
  Purchase of securities available for sale              (2,081)         (4,009)             --
  Net increase in loans                                (101,934)       (265,152)       (151,730)
  Proceeds from sale of loans and foreclosed
    real estate                                          10,358          16,578           1,006
  Purchase of premises and equipment, net                  (538)           (653)         (1,323)
-------------------------------------------------------------------------------------------------
Net cash used in investing activities                  (121,454)       (236,353)       (141,925)
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in mortgagors' escrow           2,394           3,334            (448)
  Net increase in deposits                               33,124          45,231          91,790
  Net increase in FHLB borrowings                       129,391         228,271          35,316
  Cash dividends and stock options exercised            (27,791)        (11,920)         (7,027)
  Purchase of Treasury stock, net of stock
    options exercised and shares acquired
    by SERP                                             (33,753)        (61,751)        (25,554)
-------------------------------------------------------------------------------------------------
Net cash provided by financing activities               103,365         203,165          94,077
-------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                            23,828           1,688         (17,945)
Cash and cash equivalents at beginning of period         22,733          21,045          38,990
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period            $  46,561       $  22,733       $  21,045
=================================================================================================
Supplemental information:
  Cash paid for:
    Interest                                          $  65,767       $  55,335       $  44,810
    Income taxes                                         10,489          12,443          14,775
-------------------------------------------------------------------------------------------------
Transfers to foreclosed real estate from loans              772           1,758             730
-------------------------------------------------------------------------------------------------
Transfers to real estate held for investment
  from foreclosed real estate                               535             533             222
=================================================================================================

See accompanying notes to consolidated financial statements.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Notes to Consolidated Financial Statements

NOTE 1:

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 1998 presentation.

Securities and Mortgage-Backed Securities Held to Maturity and Securities Available for Sale

Securities and mortgage-backed securities, which the Company has the positive intent and ability to hold until maturity, are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed securities, for actual prepayments. Securities and mortgage-backed securities to be held for indefinite periods of time and not intended to be held to maturity are classified as "available for sale" securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders' equity. Gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method.

Loans

Loans are carried at unpaid principal balances, less unearned discounts, net of deferred loan origination fees and the allowance for loan losses.

      On January 1, 1995, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." SFAS No. 114 applies to all loans except smaller balance homogenous consumer loans (including one-to-four family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio. The adoption of SFAS No. 114, as amended by SFAS No. 118, did not have any impact on the Company's 1998 results of operations nor on its financial position, including the level of the allowance for loan losses.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and is reduced by charge-offs, net of recoveries. The allowance is based on management's periodic evaluation of the adequacy of the allowance, taking into consideration known and inherent risks in the portfolio, the Bank's past loan loss experience, adverse situations which may affect its borrowers' ability to repay, overall portfolio quality, and current and prospective economic conditions. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information available to them during their examination. Based upon all relevant and available information, management believes that the allowance for loan losses is adequate.

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

      Loans are designated as "in foreclosure," and the accrual of interest and amortization of origination fees discontinued, when principal or interest payments are in arrears 90 days or more, or sooner, if management considers collection to be doubtful. When foreclosure proceedings commence for non-accrual loans, previously accrued but unpaid interest is reversed and charged against current income. Interest is subsequently recognized on loans in foreclosure only to the extent that cash is received. Loans are returned to accrual status when management deems that collection is reasonable.

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

      Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 1998, 1997, and 1996 amounted to $921,000, $948,000, and $772,000, respectively.

The Year 2000 Issue

In January 1997, the Company developed a plan to address the Year 2000 issue and began converting its computer systems to be Year 2000 compliant. The plan provides for the conversion to be completed by June 30, 1999. The Year 2000 issue is the result of computer programs having been written using two digits, rather than four, to define the applicable year. The Company is expensing all costs associated with these systems changes as they are incurred.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate carried at the lower of carrying amount or fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

Income Taxes

Income tax expense consists of income taxes currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which it is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Stock Option Plans

In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 31, 1995. Pro forma disclosures required

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994.

      The Company had three stock option plans at December 31, 1998. Stock options related to two of these plans were originally granted concurrent with the Bank's conversion from mutual to stock form in 1993. Additional stock options, with an annual reload feature, were granted on February 18, 1997. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized.

      Had compensation expense for the Company's stock option plans been determined based upon the fair value at grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced by approximately $7.1 million, or $0.35 per share, in 1998; $3.4 million, or $0.16 per share, in 1997; and $216,000, or $0.01 per share, in 1996.

Retirement Plans

The Company has a pension plan covering substantially all employees who have attained minimum service requirements. Post-retirement benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

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

      For the years ended December 31, 1998, 1997, and 1996, respectively, the weighted average number of common shares outstanding used in the computation of Basic EPS was 19,091,705; 20,454,621; and 23,216,133, respectively. The weighted average number of common shares outstanding used in the computation of Diluted EPS was 20,181,013; 21,824,183; and 24,467,528 for the years ended December 31,
1998, 1997, and 1996, respectively. The differential in the weighted average number of common shares outstanding used in the computation of Basic and Diluted EPS represents the average common stock equivalents of employee stock options.

NOTE 2:

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

      As a result of five stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; and 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998), the initial offering price was adjusted to $3.71 per share. The number of shares outstanding was 21,250,897 at December 31, 1998.

NOTE 3:

SECURITIES INVESTMENTS

Securities held to maturity at December 31, 1998 and 1997 are summarized as follows:

                                                                       December 31, 1998
                                           ---------------------------------------------------------------------------
                                                                    Gross              Gross             Estimated
(in thousands)                               Cost             Unrealized Gain     Unrealized Loss       Market Value
----------------------------------------------------------------------------------------------------------------------
U.S. Government and agencies               $129,893               $    142           $   (449)            $129,586
----------------------------------------------------------------------------------------------------------------------
FHLB stock                                   22,385                     --                 --               22,385
FNMA stock                                        2                     82                 --                   84
----------------------------------------------------------------------------------------------------------------------
Total stock                                  22,387                     82                 --               22,469
----------------------------------------------------------------------------------------------------------------------
Total securities                           $152,280               $    224           $   (449)            $152,055
======================================================================================================================

                                                                       December 31, 1997
                                           ---------------------------------------------------------------------------
                                                                    Gross              Gross             Estimated
(in thousands)                               Cost             Unrealized Gain     Unrealized Loss       Market Value
----------------------------------------------------------------------------------------------------------------------
U.S. Government and agencies               $78,279                $    117           $    (51)            $ 78,345
----------------------------------------------------------------------------------------------------------------------
FHLB stock                                  16,655                      --                 --               16,655
FNMA stock                                       2                      65                 --                   67
----------------------------------------------------------------------------------------------------------------------
Total stock                                 16,657                      65                 --               16,722
----------------------------------------------------------------------------------------------------------------------
Total securities                           $94,936                $    182           $    (51)            $ 95,067
======================================================================================================================

      The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 1998 by remaining term to maturity:

                                                    December 31, 1998
                                        ----------------------------------------
                                          U.S. Government            Estimated
(in thousands)                              and Agencies            Market Value
--------------------------------------------------------------------------------
1 year or less                               $129,893                $129,586
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

      Securities available for sale at December 31, 1998 and 1997 are summarized as follows:

                                                                       December 31, 1998
                                           ---------------------------------------------------------------------------
                                                                    Gross              Gross             Estimated
(in thousands)                               Cost             Unrealized Gain     Unrealized Loss       Market Value
----------------------------------------------------------------------------------------------------------------------
Equity                                     $ 4,591                $     82           $    (17)            $  4,656
======================================================================================================================

                                                                       December 31, 1997
                                           ---------------------------------------------------------------------------
                                                                    Gross              Gross             Estimated
(in thousands)                               Cost             Unrealized Gain     Unrealized Loss       Market Value
----------------------------------------------------------------------------------------------------------------------
Equity                                     $ 2,509                $    108           $     --             $  2,617
======================================================================================================================

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

NOTE 4:

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

Mortgage-backed securities held to maturity at December 31, 1998 and 1997 are summarized as follows:

                                                        December 31, 1998
                                                --------------------------------
(in thousands)                                    GNMA        FHLMC       Total
--------------------------------------------------------------------------------
Principal balance                               $15,886      $ 3,802     $19,688
Unamortized discount                                 --            8           8
--------------------------------------------------------------------------------
Mortgage-backed securities, net                  15,886        3,794      19,680
Gross unrealized gains                              517          135         652
--------------------------------------------------------------------------------
Estimated market value                          $16,403      $ 3,929     $20,332
================================================================================

                                                      December 31, 1997
                                             -----------------------------------
(in thousands)                                 GNMA       FHLMC          Total
--------------------------------------------------------------------------------
Principal balance                            $ 20,050    $ 29,733      $ 49,783
Unamortized premium                                19          --            19
Unamortized discount                               --         (21)          (21)
--------------------------------------------------------------------------------
Mortgage-backed securities, net                20,069      29,712        49,781
Gross unrealized gains                            720         258           978
Gross unrealized losses                            --        (140)         (140)
--------------------------------------------------------------------------------
Estimated market value                       $ 20,789    $ 29,830      $ 50,619
================================================================================

      The amortized cost and estimated market value of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 1998 by remaining term to maturity:

                                                          December 31, 1998
                                        -----------------------------------------------------------
                                                                                      Estimated
(in thousands)                           GNMA            FHLMC          Total        Market Value
---------------------------------------------------------------------------------------------------
1 year or less                          $ 3,311         $ 1,400        $ 4,711         $ 4,867
Over 1 year to 5 years                   12,575           2,394         14,969          15,465
---------------------------------------------------------------------------------------------------
Mortgage-backed securities, net         $15,886         $ 3,794        $19,680         $20,332
===================================================================================================

      There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 1998, 1997, or 1996.

NOTE 5:

LOANS

The composition of the loan portfolio as of December 31, 1998 and 1997 is summarized as follows:

                                                            December 31,
                                                     ---------------------------
(in thousands)                                          1998             1997
--------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                                         $  178,770       $  224,287
  Multi-family                                        1,239,094        1,107,374
  Commercial real estate                                 67,494           61,740
  Construction                                            1,898            1,538
--------------------------------------------------------------------------------
Total mortgage loans                                  1,487,256        1,394,939
Less: Net deferred loan origination fees                  1,034            1,281
--------------------------------------------------------------------------------
Mortgage loans, net                                   1,486,222        1,393,658
--------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment                                   4,802            5,041
  Home equity                                             1,793            2,386
  Passbook savings                                          321              312
  Other                                                   2,834            3,056
--------------------------------------------------------------------------------
Total other loans                                         9,750           10,795
Less: Unearned discounts                                     22               19
--------------------------------------------------------------------------------
Other loans, net                                          9,728           10,776
Less: Allowance for loan losses                           9,431            9,431
--------------------------------------------------------------------------------
Loans, net                                           $1,486,519       $1,395,003
================================================================================

      The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 1998 and 1997, approximately $1.46 billion and $1.36 billion, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, both its borrowers' ability to honor their contracts and increases or decreases in the market value of the real estate collateralizing such loans may be significantly affected by the state's economic condition. Loans in other states are diversified in their locations and are underwritten utilizing criteria similar to those used for loans in New York State.

      The Bank holds all adjustable rate one-to-four family mortgage loans that it originates. Originated fixed rate one-to-four family mortgage loans are generally sold to the Bank's Savings Bank Life Insurance Department ("SBLI") or the State of New York Mortgage Agency ("SONYMA"), and the servicing rights retained. One-to-four family loans sold to SBLI during the years ended December 31, 1998, 1997, and 1996 amounted to $1.6 million, $3.2 million, and $300,000, respectively. No loans were sold to SONYMA in 1998 or 1997; in 1996, loans sold to SONYMA amounted to $45,000. In 1998 and 1997, the Bank also originated and sold $7.1 million and $13.6 million in multi-family mortgage loans, with the servicing rights retained. In 1996, all multi-family mortgage loans originated by the Bank were retained in portfolio. During 1997 and 1996, the Bank also sold approximately $12,000 and $82,000, respectively, in student loans, a substantial portion of said portfolio, to Nellie Mae; no student loans were sold to Nellie Mae in 1998.

      The Bank services mortgage loans for third parties, primarily SBLI, FNMA, and SONYMA. The unpaid principal balance of such serviced loans amounted to $18.8 million, $18.0 million, and $16.1 million at December 31, 1998, 1997, and 1996, respectively. Custodial escrow balances maintained in connection with such loans amounted to $60,000, $56,000, and $49,000 at the corresponding dates.

      Commitments to originate first mortgage loans at December 31, 1998 and 1997 amounted to approximately $82.8 million and $102.3 million, respectively, all representing variable rate first mortgage loans. Substantially all of the commitments at December 31, 1998 were expected to close within 90 days and were made at interest rates that float or adjust at periodic intervals.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

NOTE 6:

ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, 1998, 1997, and 1996 is summarized as follows:

                                                       December 31,
                                           -------------------------------------
(in thousands)                               1998          1997           1996
--------------------------------------------------------------------------------
Balance, beginning of year                 $  9,431      $  9,359      $ 11,359
Reversal of provisions                           --            --        (2,000)
Net recoveries                                   --            72            --
--------------------------------------------------------------------------------
Balance, end of year                       $  9,431      $  9,431      $  9,359
================================================================================

      Mortgage loans in foreclosure amounted to approximately $5.5 million, $6.1 million, and $6.9 million at December 31, 1998, 1997, and 1996, respectively. The 1996 amount included loans that had been restructured of approximately $24,000. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 1998, 1997, and 1996 are summarized below:

                                                        December 31,
                                            ------------------------------------
(in thousands)                                1998          1997          1996
--------------------------------------------------------------------------------
Interest income that would have
  been recorded                             $ 1,079       $ 1,040       $ 1,062
Interest income recognized                     (150)         (149)         (144)
--------------------------------------------------------------------------------
Interest income foregone                    $   929       $   891       $   918
================================================================================

      The Company defines impaired loans as those loans in foreclosure that are not one-to-four family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent it is received in cash. There were no impaired loans in 1998, 1997, or 1996.

NOTE 7:

FORECLOSED REAL ESTATE

The following table summarizes transactions in foreclosed real estate, which is included in "other assets" for the years ended December 31, 1998 and 1997:

                                                              December 31,
                                                         -----------------------
(in thousands)                                             1998           1997
--------------------------------------------------------------------------------
Balance, beginning of year                               $ 1,030        $   627
Transfers in                                                 772          1,758
Sales                                                     (1,383)        (1,240)
Transfers to real estate held for investment                  --           (115)
--------------------------------------------------------------------------------
Balance, end of year                                     $   419        $ 1,030
================================================================================

      Foreclosed real estate is carried at fair market value; there were no valuation allowances at December 31, 1998 or 1997, and no provisions for the years ended December 31, 1998, 1997, or 1996.

NOTE 8:

DEPOSITS

The following is a summary of weighted average interest rates at December 31, 1998 and 1997 for each type of deposit:

                                                                                  December 31,
                                          ------------------------------------------------------------------------------------------
                                                              1998                                           1997
                                          ------------------------------------------------------------------------------------------
                                                             Percent       Weighted                         Percent       Weighted
(in thousands)                              Amount           of Total     Average Rate    Amount            of Total    Average Rate
------------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing demand accounts      $   35,520            3.22%        0.00%      $   29,186             2.73%        0.00%
NOW and Super NOW accounts                    26,297            2.39         2.43           21,485             2.01         2.43
Money market accounts                         44,126            4.00         2.80           46,409             4.34         2.83
Savings accounts                             273,357           24.80         2.30          268,133            25.08         2.40
Certificates of deposit                      722,985           65.59         5.11          703,948            65.84         5.50
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                            $1,102,285          100.00%        4.09%      $1,069,161           100.00%        4.39%
====================================================================================================================================

      The following is a summary of certificates of deposit at December 31, 1998 by remaining term to maturity and by range of stated interest rates:

                                                     Amounts Maturing
                              ----------------------------------------------------------------
                                Within       Within       Within        After
(in thousands)                 One Year     Two Years   Three Years  Three Years      Total
----------------------------------------------------------------------------------------------
CERTIFICATES OF DEPOSIT:
2.00% to 2.99%                $ 28,351      $     --     $     --     $     --     $ 28,351
3.00% to 3.99%                   5,934            --           --           --        5,934
4.00% to 4.99%                 149,065        26,156           72           16      175,309
5.00% to 6.99%                 391,891        55,283       18,807       43,217      509,198
7.00% and above                  1,214           990           91        1,898        4,193
----------------------------------------------------------------------------------------------
Total maturities              $576,455      $ 82,429     $ 18,970     $ 45,131     $722,985
==============================================================================================

      At December 31, 1998 and 1997, the aggregate amount of certificates of deposit of $100,000 or more was approximately $180.4 million and $139.7 million, respectively.

NOTE 9:

BORROWINGS

In 1998 and 1997, the Company drew upon its line of credit with the Federal Home Loan Bank of New York ("FHLB"), which totaled $698.7 million and $481.0 million at the respective year-ends. At December 31, 1998 and 1997, the outstanding balance was approximately $445.5 million and $309.7 million, with scheduled maturity dates within the next nine years. The weighted average interest rate for borrowings was 5.22% and 5.76% at the corresponding dates. For the years ended December 31, 1998 and 1997, the weighted average outstanding balance was approximately $397.8 million and $189.1 million, with a weighted average interest rate of 5.35% and 5.68%. The maximum amount of borrowings outstanding at any month-end during the year ending December 31, 1998 was $445.5 million; in the previous twelve-month period, the maximum month-end amount was $309.7 million. The credit line is collateralized by stock in the FHLB and certain mortgage loans under a blanket pledge agreement.

      The Company also has a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 1998.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

NOTE 10:

FEDERAL, STATE, AND LOCAL TAXES

Federal Income Taxes

The components of the net deferred tax asset at December 31, 1998 and 1997 are summarized as follows:

                                                              December 31,
                                                        ------------------------
(in thousands)                                           1998             1997
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Financial statement loan loss allowance               $ 4,433         $ 4,452
  Accrual for post-retirement benefits                    1,999           1,942
  Deferred directors' fees                                  364             375
  Accrual for directors' retirement benefits                326             358
  Deferred origination fees                                  --             605
  Non-accrual interest                                       74              74
  Organization costs                                         --             319
  Basis difference of premises and equipment                105             (26)
  Other                                                   2,045           1,339
--------------------------------------------------------------------------------
Total deferred tax assets                                 9,346           9,438
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Tax reserve in excess of base year reserve             (2,159)         (2,591)
  Basis difference of GNMAs                                (345)           (424)
  Pre-paid pension cost                                    (925)           (909)
--------------------------------------------------------------------------------
Total deferred tax liabilities                           (3,429)         (3,924)
--------------------------------------------------------------------------------
Net deferred tax asset                                  $ 5,917         $ 5,514
================================================================================

      The net deferred tax asset at December 31, 1998 and 1997 represents the anticipated Federal, state, and local tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

      Income tax expense for the years ended December 31, 1998, 1997, and 1996 is summarized as follows:

                                                      December 31,
                                       -----------------------------------------
(in thousands)                           1998             1997            1996
--------------------------------------------------------------------------------
Federal--current                       $ 15,465         $ 12,673        $ 10,471
State and local--current                  3,117            3,884           4,774
--------------------------------------------------------------------------------
Total current                            18,582           16,557          15,245
--------------------------------------------------------------------------------
Federal--deferred                            92             (340)            690
State and local--deferred                  (495)          (1,862)          1,820
--------------------------------------------------------------------------------
Total deferred                             (403)          (2,202)          2,510
--------------------------------------------------------------------------------
Total income tax expense               $ 18,179         $ 14,355        $ 17,755
================================================================================

      The following is a reconciliation of statutory Federal income tax expense to combined effective income tax expense for the years ended December 31, 1998, 1997, and 1996:

                                                      December 31,
                                         ---------------------------------------
(in thousands)                             1998           1997            1996
--------------------------------------------------------------------------------
Statutory Federal income tax expense     $ 15,793       $ 13,167       $ 13,543
State and local income taxes,
  net of Federal income tax benefit         4,998          1,314          4,286
Other, net                                 (2,612)          (126)           (74)
--------------------------------------------------------------------------------
Total income tax expense                 $ 18,179       $ 14,355       $ 17,755
================================================================================

      Under Federal tax law that existed prior to 1996, the Bank was generally allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction (the "reserve method"). Legislation was enacted in August 1996 which repealed the reserve method for tax purposes. As a result, the Bank has instead had to use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Bank to recapture its post-1987 net additions to its tax bad debt reserves. The Bank has previously provided for this liability in the financial statements.

      Pursuant to SFAS 109, "Accounting for Income Taxes," the Bank is generally not required to provide deferred taxes for the difference between book and tax bad debt expense taken in years prior to, or ending at, December 31, 1987. The tax bad debt expense deducted in those years (net of charge-offs and recoveries) created a tax loan loss reserve of approximately $7.4 million which could be recognized as taxable income and create a current and/or deferred tax liability of up to $2.2 million, under current income tax rates, if one of the following were to occur: (a) the Bank's retained earnings represented by this reserve were used for purposes other than to absorb losses from bad debts, including excess dividends or distributions in liquidation; (b) the Bank were to redeem its stock; (c) the Bank were to fail to meet the definition provided by the Internal Revenue Code for a Bank; or (d) there was a change in the Federal tax law.

State and Local Taxes

The Company files New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on income or an alternative tax based on a specified formula. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes. The Company has provided for New York State and New York City taxes based on taxable income for the years ended December 31, 1998, 1997, and 1996.

      Both New York State and New York City have adopted legislation to retain the franchise taxation of thrift reserves for loan losses. The legislation applies to taxable years beginning after December 31, 1995 and, among other things, adopts the reserve method for bad debt deductions. The New York State and City bad debt deduction is therefore no longer predicated on the Federal deduction.

      As a Delaware business corporation, the Company is required to file annual returns and pay annual fees and an annual franchise tax to the State of Delaware. Such taxes and fees, which are not material, are included in income tax expense in the Consolidated Statements of Income and Comprehensive Income.

NOTE 11:

COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 1998, the Company was obligated under eight non-cancelable operating lease agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The leases contain escalation clauses commencing at various times during the lives of the leases. Such clauses provide for increases in the annual rental, based on increases in the consumer price index.

      At December 31, 1998, the Company had entered into several non-cancelable operating lease agreements for rental of Bank-owned properties. The leases contain escalation clauses that provide for periodic increases in the annual rental, again based on increases in the consumer price index.

--------------------------------------------------------------------------------

      The projected minimum annual rental commitments under these leases, exclusive of taxes and other charges, are summarized as follows:

                                         ---------------------------------------
(in thousands)                             Rental Income          Rental Expense
--------------------------------------------------------------------------------
1999                                          $ 1,050                $   447
2000                                            1,060                    460
2001                                            1,071                    471
2002                                            1,082                    477
2003                                            1,093                    489
2004 and thereafter                             5,622                  4,193
--------------------------------------------------------------------------------
Total minimum future rentals                  $10,978                $ 6,537
================================================================================

      Rental expense under these leases, included in occupancy and equipment expense, was approximately $446,000, $399,000, and $333,000 for the years ended December 31, 1998, 1997, and 1996, respectively. Rental income on Bank-owned properties, netted in occupancy and equipment expense, was approximately $1.20 million, $1.03 million, and $947,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Legal Proceedings

In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, based on consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

NOTE 12:

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

      In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Post-retirement Benefits." SFAS No. 132 standardizes the disclosures for pension and other post-retirement benefits by requiring additional information that will facilitate financial analysis, and by eliminating certain disclosures that are no longer considered useful. Accordingly, SFAS No. 132 supersedes the disclosure requirements in SFAS Nos. 87, 88, and 106. The following tables set forth the disclosures required under SFAS No. 132:

                                                         Pension Benefits
                                                  ------------------------------
(in thousands)                                       1998                 1997
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year          $ 13,769            $ 12,473
  Service cost                                          580                 492
  Interest cost                                         990                 940
  Actuarial loss                                        659                 642
  Benefits paid                                        (767)               (778)
--------------------------------------------------------------------------------
Benefit obligation at end of year                  $ 15,231            $ 13,769
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year        $ 14,756            $ 12,875
  Actual return on plan assets                          543               2,248
  Employer contribution                                 596                 411
  Benefits paid                                        (767)               (778)
--------------------------------------------------------------------------------
Fair value of assets at end of year                $ 15,128            $ 14,756
================================================================================
FUNDED STATUS:
  Funded status                                    $  1,926            $  1,280
  Unrecognized prior service cost                      (417)               (361)
  Unrecognized net actuarial loss                       459               1,007
--------------------------------------------------------------------------------
Prepaid benefit cost                               $  1,968            $  1,926
================================================================================

                                                      Years Ended December 31,
                                                   -----------------------------
                                                     1998       1997       1996
--------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS:
  Discount rate                                      6.75%      7.25%      7.75%
  Expected rate of return on plan assets             8.00       8.00       8.00
  Rate of compensation increase                      4.00       5.00       5.50
================================================================================

                                                  Years Ended December 31,
                                           -------------------------------------
(in thousands)                                1998          1997          1996
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                              $   580       $   492       $   504
  Interest cost                                 990           940           926
  Expected return on plan assets             (1,172)       (2,248)       (1,380)
  Amortization of prior service cost             19         1,177           366
--------------------------------------------------------------------------------
Net periodic benefit cost                   $   417       $   361       $   416
================================================================================

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

      Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the ESOP, the Bank suspended all matching contributions to the Thrift Incentive Plan, in order to comply with the limitations set forth by the Internal Revenue Code. Accordingly, there were no Company contributions for the years ended December 31, 1998, 1997, or 1996.

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

Deferred Compensation Plan

The Bank maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances in the deferred compensation plan at December 31, 1998 and 1997 of $693,000 and $758,000, respectively, are unfunded and, as such, are reflected in "other liabilities" in the Company's Consolidated Statements of Financial Condition.

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

      The Bank accrues the cost of such benefits during the years an employee renders the necessary service. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Post-retirement Benefits." As previously indicated, SFAS No. 132 standardizes the disclosures for pension and other post-retirement benefits by requiring additional information that will facilitate financial analysis, and by eliminating certain disclosures that are no longer considered useful. Accordingly, SFAS No. 132 supersedes the disclosure requirements in SFAS Nos. 87, 88, and 106. The following tables set forth the disclosures required under SFAS No. 132:

                                                        Post-retirement Benefits
                                                       -------------------------
(in thousands)                                           1998             1997
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year               $ 3,376         $ 4,625
  Service cost                                               78             101
  Interest cost                                             200             241
  Actuarial gain                                           (417)         (1,475)
  Benefits paid                                            (127)           (116)
--------------------------------------------------------------------------------
Benefit obligation at end of year                       $ 3,110         $ 3,376
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year             $    --         $    --
  Actual return on plan assets                               --              --
  Employer contribution                                     127             116
  Benefits paid                                            (127)           (116)
--------------------------------------------------------------------------------
Fair value of assets at end of year                     $    --         $    --
================================================================================
FUNDED STATUS:
  Accrued post-retirement benefit cost                  $(4,252)        $(4,114)
  Employer contribution                                     127             116
  Total net periodic benefit cost                          (127)           (254)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                    $(4,252)        $(4,252)
================================================================================

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

                                                   Years Ended December 31,
                                             -----------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS:
  Discount rate                                6.75%         7.25%         7.75%
  Current medical trend rate                   6.50          7.00          8.00
  Rate of compensation increase                4.00          5.00          5.50
================================================================================

                                                     Years Ended December 31,
                                                 -------------------------------
(in thousands)                                     1998        1997        1996
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                    $  78       $ 101       $ 110
  Interest cost                                     200         241         333
  Expected return on plan assets                    (86)        (24)        (22)
  Amortization of prior service (cost) credit       (64)        (64)         63
--------------------------------------------------------------------------------
Net periodic benefit cost                         $ 128       $ 254       $ 484
================================================================================

NOTE 13:

STOCK-RELATED BENEFIT PLANS

Option Plans

The Board of Directors of the Company has adopted the following stock option plans:

1993 Stock Option Plan

Under the 1993 Stock Option Plan, 1,917,338 stock options (as adjusted for the five stock splits discussed in Note 2) which expire ten years from the date of grant, November 23, 1993, have been granted to the executive officers and employees of the Company and its subsidiary, the Bank. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to $3.71 per share, which is the initial public offering price as adjusted for the five stock splits. Options vest in whole or in part over 3 to 5 years from the date of issuance. However, all options become 100% exercisable in the event that the employee terminates his employment due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company. Simultaneous with the grant of these options, the Compensation Committee of the Board of Directors granted "Limited Rights" with respect to the shares covered by the options. Limited Rights granted are subject to terms and conditions and can be exercised only in the event of a change in control of the Company. Upon exercise of a Limited Right, the holder shall receive from the Company a cash payment equal to the difference between the exercise price of the option ($3.71) and the fair market value of the underlying shares of common stock. In 1998, 485,302 options granted under the 1993 Stock Option Plan were exercised; 143,520 options were exercised in 1997; and 106,164 options were exercised in 1996. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. No additional options were granted under this plan in 1998, 1997, or 1996. The number of vested options exercisable at December 31, 1998 was 1,192,235.

1993 Stock Option Plan for Outside Directors
("Directors' Option Plan")

On November 23, 1993, each member of the Board of Directors who was not then an officer or employee of the Company or the Bank was granted non-statutory options to purchase shares of the Company's common stock, based upon length of service. In addition, active Directors Emeritus were each granted non-statutory options to purchase shares of the common stock. In the aggregate, members of the Board of Directors and active Directors Emeritus of the Company were granted options to purchase 1,032,413 shares (as adjusted for the five stock splits) of the common stock of the Company at an exercise price equal to $3.71 per share, which is the initial public offering price as adjusted to reflect the stock splits, with Limited Rights. All options granted under the Directors' Option Plan, including Limited Rights attached thereto, expire upon the earlier of 10 years following the date of grant or one year following the date the optionee ceases to be a director. In the years ended December 31, 1998, 1997, and 1996, respectively, 59,825; 175,499; and 120,032 options were exercised. The Bank primarily utilizes common stock held in Treasury to satisfy options exercised. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. All of the options granted under the Directors' Option Plan were exercisable one year after grant. No additional options were granted under this plan in 1998, 1997, or 1996. The number of vested options exercisable at December 31, 1998 was 601,563.

1997 Stock Option Plan

On February 18, 1997, the Bank established the 1997 Stock Option Plan and granted stock options to purchase 698,625 shares (as adjusted for the stock splits in 1997 and 1998) to the participants. The estimated fair value of the options granted was $9.32 per share at the date of grant. The maximum number of shares available for grant under this plan is 1,181,250 (as adjusted). Each option was exercisable on July 21, 1998 and entitled the holder to purchase one share of the Company's common stock at an exercise price equal to $15.63 per share (as adjusted). On January 21, 1998, 645,884 options were exercised and another 645,884 options automatically granted under the reload feature of the plan, at an exercise price of $24.85 per share. The estimated fair value of the options granted on this date was $5.76 per share. At December 31, 1998, the number of vested options exercisable under the 1997 Stock Option Plan was 671,625.

Stock Plans

Effective upon the conversion, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service:

Employee Stock Ownership Plan
("ESOP") and Supplemental Employee Retirement Plan ("SERP")

In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 4,645,860 shares (as adjusted for the five stock splits). The loan will be repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 30 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid by the Company on stock held in the unallocated stock account. At December 31, 1998, the loan had an outstanding balance of $12.8 million and a fixed interest rate of 6.0%. Interest expense for the obligation was $797,000 for the year ended December 31, 1998. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $1.3 million for the year ended December 31, 1998. Dividends and investment income received on ESOP shares used for debt service amounted to $1.3 million. Benefits will vest on a seven-year basis, starting with 20% in year three and continuing each year thereafter. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

      Forfeitures will be reallocated among participating employees in the same proportion as contributions. Benefits are payable upon death, retirement, disability, or separation from service and may be payable in cash or stock.

      The ESOP Trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and shares held in the suspense account are voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock. Shares allocated to participants totaled 170,343 and 290,205 for the periods ended December 31, 1998 and 1997, respectively. At December 31, 1998, there were 2,681,767 shares remaining for future allocation, with a market value of $85.1 million. The Bank recognizes compensation expense for the ESOP Plan based on the average market price of the common stock during the year at the date of allocation. The Company recorded compensation expense for the ESOP Plan of $4.7 million, $5.2 million, and $3.2 million for the years ended December 31, 1998, 1997, and 1996, respectively.

      The Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provides additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. At December 31, 1998, 1997, and 1996, this plan maintained $1.3 million, $1.3 million, and $1.1 million, respectively, of trust-held assets, based upon the cost of said assets at the time of purchase. Trust-held assets consist entirely of Company common stock and amounted to 258,690 and 204,037 shares at December 31, 1998 and 1997, respectively. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Financial Condition. The Company recorded compensation expense for the SERP of $1.3 million, $1.1 million, and $1.1 million for the years ended December 31, 1998, 1997, and 1996, respectively.

Recognition and Retention Plans and Trusts ("RRPs")

The purpose of the RRPs is to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 1,474,875 shares (as adjusted for the five stock splits) of the common stock in the conversion, substantially all of which have been awarded. Such amount represents deferred compensation and has been accounted for as a reduction in stockholders' equity. Awards vested at a rate of 331/3% per year for directors, commencing on November 23, 1994, and vest at a rate of 20% per year for officers and employees, commencing on January 1, 1995. Awards become 100% vested upon

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. Pursuant to the RRPs, 1,457,938 shares of common stock were vested at December 31, 1998. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRP. The Company recorded compensation expense for the RRPs of $749,000, $716,000, and $1.1 million for the years ended December 31, 1998, 1997, and 1996, respectively.

NOTE 14:

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 1998 and 1997:

                                                                           December 31,
                                                   ------------------------------------------------------------
                                                              1998                            1997
                                                   ------------------------------------------------------------
(in thousands)                                       Value         Fair Value         Value        Fair Value
---------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                        $   46,561      $   46,561      $   22,733      $   22,733
  Securities held to maturity                         152,280         152,055          94,936          95,067
  Mortgage-backed securities held to maturity          19,680          20,332          49,781          50,619
  Securities available for sale                         4,656           4,656           2,617           2,617
  Loans, net                                        1,486,519       1,549,540       1,395,003       1,485,896
FINANCIAL LIABILITIES:
  Deposits                                         $1,102,285      $1,106,754      $1,069,161      $1,071,738
  FHLB borrowings                                     439,055         439,055         309,664         309,664
  Mortgagors' escrow                                   13,084          13,084          10,690          10,690
================================================================================================================

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

Securities and Mortgage-Backed Securities Held to Maturity and Securities Available for Sale

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

      The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that are the most reflective of the Company's loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

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

FHLB Borrowings

The carrying value of borrowings approximates fair value in the financial statements, as these instruments are considered short-term in view of their callable features.

Other Receivables and Payables

The fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 1998 or 1997.

NOTE 15:

RESTRICTIONS ON THE BANK

Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the approval of the Superintendent of the New York State Banking Department is required if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all Federal and state taxes. In 1998, the Bank declared dividends to its parent aggregating $25.1 million, which did not exceed net profits for 1997 through 1998.

NOTE 16:

PARENT COMPANY-ONLY FINANCIAL INFORMATION

Queens County Bancorp, Inc. operates a wholly-owned subsidiary, Queens County Savings Bank. The earnings of the Bank are recognized by the Company using the equity method of accounting. Accordingly, the earnings of the Bank are recorded as an increase in the Company's investment in the Bank.

      Following are the condensed financial statements for Queens County Bancorp, Inc. (parent company-only):

CONDENSED STATEMENTS OF CONDITION

                                                                December 31,
                                                           ---------------------
(in thousands)                                               1998         1997
--------------------------------------------------------------------------------
ASSETS
Cash                                                       $  1,526     $    757
Money market investments                                         57           57
Investment in and advances to Queens County Savings Bank    131,854      169,701
--------------------------------------------------------------------------------
Total assets                                               $133,437     $170,515
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity                                       $133,437     $170,515
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                 $133,437     $170,515
================================================================================

CONDENSED STATEMENTS OF INCOME

                                                                         Years Ended December 31,
                                                                    ------------------------------------
(in thousands)                                                        1998         1997         1996
--------------------------------------------------------------------------------------------------------
Interest income from Queens County Savings Bank                     $    340     $  2,358     $  3,786
Other interest income                                                     39           17            8
Dividends from Queens County Savings Bank                             17,800       16,000       38,000
--------------------------------------------------------------------------------------------------------
Total income                                                          18,179       18,375       41,794
Operating expense                                                        229          256          273
--------------------------------------------------------------------------------------------------------
Income before income tax and equity in undistributed earnings         17,950       18,119       41,521
Income tax expense                                                       150          151          150
--------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings
  of Queens County Savings Bank                                       17,800       17,968       41,371
Equity in undistributed earnings of Queens County Savings Bank         9,144        5,296      (20,432)
--------------------------------------------------------------------------------------------------------
    Net income                                                      $ 26,944     $ 23,264     $ 20,939
========================================================================================================

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

CONDENSED STATEMENTS OF CASH FLOWS

                                                                     ----------------------------------------
                                                                            Years Ended December 31,
-------------------------------------------------------------------------------------------------------------
(in thousands)                                                         1998           1997            1996
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $ 26,944       $ 23,264       $ 20,939
  Equity in undistributed earnings of the Bank not provided for        (9,144)        (5,296)        20,432
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              17,800         17,968         41,371
=============================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for investments in and advances to subsidiaries            (17,021)       (17,831)       (42,761)
  Repayment from investments in and advances to subsidiaries           62,812         75,284         35,231
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                    45,791         57,453         (7,530)
=============================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of Treasury stock                                          (52,533)       (68,086)       (28,825)
  Dividends paid                                                      (12,636)        (8,135)        (5,669)
  Exercise of stock options                                             2,347          1,213            837
-------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (62,822)       (75,008)       (33,657)
-------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                 769            413            184
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                            814            401            217
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $  1,583       $    814       $    401
=============================================================================================================

NOTE 17:

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table at the top of page 51) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). At December 31, 1998, the Bank met all capital adequacy requirements to which it was subject.

      As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since said notification that management believes have changed the institution's category.

      The Bank's actual capital amounts and ratios are also presented in the following table:

                                                 -----------------------------------------------------------------------------------
                                                                                                            To Be Well Capitalized
                                                                                       For Capital          Under Prompt Corrective
As of December 31, 1998                                   Actual                    Adequacy Purposes          Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                            Amount          Ratio            Amount        Ratio       Amount          Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)          $170,850         16.12%           $84,804        >/=8.0%   $106,005        >/=10.0%
Tier 1 capital (to risk-weighted assets)          161,419         15.23             42,402        >/=4.0      63,603         >/=6.0
Tier 1 leverage capital (to average assets)       161,419          9.40             51,508        >/=3.0      85,846         >/=5.0
------------------------------------------------------------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                                                                            To Be Well Capitalized
                                                                                       For Capital          Under Prompt Corrective
As of December 31, 1997                                   Actual                    Adequacy Purposes          Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                            Amount          Ratio            Amount        Ratio       Amount          Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)          $153,357         15.26%           $80,392       >/=8.0%    $100,490        >/=10.0%
Tier 1 capital (to risk-weighted assets)          143,926         14.32             40,196       >/=4.0       60,294         >/=6.0
Tier 1 leverage capital (to average assets)       143,926          9.30             46,416       >/=3.0       77,360         >/=5.0
------------------------------------------------------------------------------------------------------------------------------------

      Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.

NOTE 18:

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the fiscal years ended December 31, 1998 and 1997 follows:

                                      ----------------------------------------------------------------------------------------------
                                                         1998                                            1997
                                      ----------------------------------------------------------------------------------------------
(in thousands, except per share data)   4th         3rd         2nd         1st         4th         3rd         2nd         1st
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                   $17,219     $17,299     $17,474     $16,531     $16,110     $15,611     $15,490     $15,187
Other operating income                    493         637         866         557       1,149         336         515         304
Operating expense                       5,875       6,660       6,747       6,672       7,095       6,785       6,692       6,512
------------------------------------------------------------------------------------------------------------------------------------
Income before income tax expense       11,837      11,276      11,593      10,416      10,164       9,162       9,313       8,979
Income tax expense                      4,721       4,326       4,970       4,161       4,769       3,767       3,972       1,847
------------------------------------------------------------------------------------------------------------------------------------
  Net income                          $ 7,116     $ 6,950     $ 6,623     $ 6,255     $ 5,395     $ 5,395     $ 5,341     $ 7,132
====================================================================================================================================
Diluted earnings per common share(1)    $0.37       $0.34       $0.32       $0.31       $0.26       $0.26       $0.25       $0.30
====================================================================================================================================
Cash dividends declared
  per common share(1)                    0.20        0.17        0.17        0.13        0.13        0.11        0.09        0.07
====================================================================================================================================
Average common shares and
  equivalents outstanding(1)           19,472      20,196      20,582      20,536      20,843      21,006      21,194      23,568
====================================================================================================================================
Stock price per common share(l):
  High                                 $30.56      $30.00      $31.42      $29.33      $27.00      $24.11      $21.33      $17.63
  Low                                   22.88       23.58       27.25       23.50       23.17       19.78       15.85       13.41
  Close                                 29.75       26.75       29.08       29.33       27.00       23.03       20.22       16.26
====================================================================================================================================

(1) Reflects shares issued as a result of 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998.

QUEENS COUNTY BANCORP, INC. 1998 ANNUAL REPORT

Management's Responsibility for Financial Reporting

Queens County Bancorp, Inc.
38-25 Main Street, Flushing, New York 11354

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

      Management is responsible for maintaining a system of internal control and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements, that they are executed in accordance with management's authorizations, and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 1998, this system of internal control was adequate to accomplish the intended objectives.

      The Audit Committee of the Board of Directors, composed of non-management directors, meets periodically with the Company's independent certified public accountants, its internal auditors, and management to discuss auditing, internal accounting controls, and financial reporting matters, and to ensure that each of them is properly discharging their responsibilities. Both the independent certified public accountants and the internal auditors have free access to the Committee without management being present.


/s/ Joseph R. Ficalora

Joseph R. Ficalora
Chairman, President, and
Chief Executive Officer

January 20, 1999

Independent Auditors' Report

To the Board of Directors
Queens County Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Queens County Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Queens County Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

New York, New York

January 20, 1999


52