Form 10-K405, Exhibit 13
period 2000-12-31
NEW YORK COMMUNITY BANCORP INC
filed 2001-03-27
CIK 910073

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FINANCIAL
                                     SUMMARY


                                                                      AT OR FOR THE YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------------------------------------
(dollars in thousands)                            2000(1)            1999              1998             1997             1996
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY
  Net interest income                         $     73,081       $     68,903      $     68,522     $     62,398     $     57,520
  Reversal of provision for loan losses                 --             (2,400)               --               --           (2,000)
  Other operating income                            21,645              2,523             2,554            2,305            2,445
  Operating expense(2)                              49,824             21,390            25,953           27,084           23,271
  Income tax expense                                20,425             20,772            18,179           14,355           17,755
  Net income(3)                                     24,477             31,664            26,944           23,264           20,939
  Earnings per share(3)(4)                    $       1.30       $       1.71      $       1.41     $       1.14     $       0.90
  Diluted earnings per share(3)(4)                    1.25               1.67              1.34             1.07             0.85
SELECTED RATIOS
  Return on average assets                            1.06%              1.69%             1.62%            1.61%            1.63%
  Return on average stockholders' equity             13.24              22.99             17.32            12.95            10.10
  Operating expense to average assets                 2.16               1.14              1.57             1.88             1.82
  Efficiency ratio                                   52.60              29.95             36.51            41.86            38.81
  Interest rate spread                                3.00               3.41              3.76             3.84             3.88
  Net interest margin                                 3.33               3.79              4.24             4.45             4.63
  Dividend payout ratio                              80.00              60.00             50.00            38.00            29.00
  Stockholders' equity to total assets                6.53               7.19              8.55            10.64            15.56
  Average interest-earning assets to
    average interest-bearing liabilities             1.07x              1.09x             1.12x            1.16x            1.21x
CASH EARNINGS DATA(3)
  Earnings                                    $     58,001       $     44,349      $     43,758     $     35,399     $     27,458
  Earnings per share(4)                       $       3.08       $       2.39      $       2.29     $       1.73     $       1.18
  Diluted earnings per share(4)                       2.97               2.34              2.17             1.62             1.12
  Return on average assets                            2.52%              2.37%             2.64%            2.46%            2.14%
  Return on average stockholders' equity             31.38              32.21             28.13            19.71            13.24
  Operating expense to average assets                 2.16               1.01              1.16             1.37             1.39
  Efficiency ratio                                   24.47              26.37             27.05            30.47            28.83
BALANCE SHEET SUMMARY
  Total assets                                $  4,710,785       $  1,906,835      $  1,746,882     $  1,603,269     $  1,358,656
  Loans, net                                     3,616,386          1,601,079         1,486,519        1,395,003        1,146,152
  Allowance for loan losses                         18,064              7,031             9,431            9,431            9,359
  Securities held to maturity                      222,534            184,637           152,280           94,936           86,495
  Securities available for sale                    303,734             12,806             4,656            2,617               --
  Mortgage-backed securities
    held to maturity                                 1,923              2,094            19,680           49,781           73,732
  Deposits                                       3,257,194          1,076,018         1,102,285        1,069,161        1,023,930
  Borrowings                                     1,037,505            636,378           439,055          309,664           81,393
  Stockholders' equity                             307,410            137,141           149,406          170,515          211,429
  Book value per share(4)(5)                  $      11.11       $       7.52      $       8.13     $       8.82     $       9.43
  Common shares outstanding(4)                  29,580,124         21,010,127        21,250,897       22,369,187       25,751,598
ASSET QUALITY RATIOS
  Non-performing loans to loans, net                  0.25%              0.19%             0.42%            0.55%            0.84%
  Non-performing assets to total assets               0.19               0.17              0.38             0.54             0.76
  Allowance for loan losses to
    non-performing loans                            198.68             226.22            152.28           122.61            96.90
  Allowance for loan losses to loans, net             0.50               0.44              0.63             0.68             0.82
  Allowance for loan losses to accumulated
    net charge-offs since 1987                    1,290.29             493.06            661.36           661.36           625.00
=================================================================================================================================

(1) The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company's 2000 earnings reflect one month of combined operations.
(2) The 2000 amount includes $494,000 in goodwill amortization stemming from the Haven acquisition.
(3) In connection with the Company's acquisition of Haven Bancorp, Inc., the 2000 amount includes a non-recurring net gain of $13.5 million recorded in other operating income and a non-recurring charge of $22.8 million recorded in operating expense. The 1999 amount includes a non-recurring curtailment gain of $1.6 million and a non-recurring charge of $735,000, both of which were recorded in operating expense. The 1996 amount includes a non-recurring tax charge of $1.8 million, of which $1.3 million was reversed in 1997.
(4) Reflects shares issued as a result of a 4-for-3 stock split on August 22, 1996, and 3-for-2 stock splits on April 10 and October 1, 1997 and September 29, 1998. These amounts have not been adjusted to reflect a 3-for-2 stock split scheduled to occur on March 29, 2001.
(5)   Excludes unallocated ESOP shares.


--------------------------------------------------------------------------------
                                      Eight

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      The Company was incorporated as Queens County Bancorp, Inc. on July 20, 1993 to serve as the holding company for Queens County Savings Bank, the first savings bank chartered by the State of New York in the New York City borough of Queens, on April 14, 1859.

      On November 21, 2000, the Company changed its name to New York Community Bancorp, Inc., in anticipation of its acquisition of Haven Bancorp, Inc., parent company of CFS Bank, which was founded as the Columbia Building and Loan Association, in Queens, in 1889. The acquisition was announced on June 27, 2000 and was completed on November 30, 2000. Shareholders of Haven Bancorp received
1.04 shares of New York Community Bancorp stock for each share of Haven Bancorp stock held at the closing date.

      The acquisition joined New York Community Bancorp's strength as a multi-family mortgage lender with Haven Bancorp's strength as a significant source of low-cost deposits and fee income derived from the sale of investment products and banking services.

      On December 15, 2000, the name of the Company's primary subsidiary was changed from Queens County Savings Bank to New York Community Bank, and its headquarters were relocated from Flushing, in Queens County, New York to Westbury, in Nassau County, New York. CFS Bank was merged with and into New York Community Bank on January 31, 2001. The combined bank has 86 locations serving the greater metropolitan New York region, including 19 traditional branch offices (17 in Queens and one each in Nassau and Suffolk counties) and 67 in-store branches throughout New York City, Nassau, Suffolk, Rockland and Westchester counties, New Jersey, and Connecticut. Customers are also served through the Company's web site, which delivers 24-hour access to a full range of online banking services.

      Upon completion of the acquisition, the Company embarked on an aggressive plan to restructure the balance sheet of the combined institution. In December 2000, $620.0 million of the securities and one-to-four family mortgage loans acquired were sold, and a portion of the proceeds was utilized to reduce the balance of Federal Home Loan Bank ("FHLB") borrowings by $500.0 million. As a result, the Company recorded assets of $4.7 billion at December 31, 2000, as compared to $1.9 billion at December 31, 1999.

      As the acquisition was accounted for as a purchase transaction, the Company's 2000 earnings reflect the one-month benefit of the acquisition, as well as the additional shares issued pursuant to the stock-for-stock exchange. Excluding a non-recurring net charge of $11.4 million, or $0.59 per share, incurred in connection with the acquisition, the Company recorded core earnings of $35.9 million, or $1.84 per diluted share, in 2000, as compared to $30.1 million, or $1.59 per diluted share, in 1999.

      The full-year benefit of the acquisition and of management's subsequent actions are expected to contribute to significant earnings growth in 2001. Management anticipates that 2001 earnings will range between $69.0 million and $71.0 million, equivalent to diluted earnings per share of $2.54 to $2.60 (or $1.69 to $1.73, as adjusted for a 3-for-2 stock split scheduled to occur on March 29, 2001). Similarly, cash earnings are expected to range between $82.0 million and $85.0 million, equivalent to diluted cash earnings per share of $3.00 to $3.05 (or $2.00 to $2.03, as adjusted for the split).

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain forward-looking statements with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions.

      The forward-looking statements made within this report are based on management's current expectations, but actual results may differ materially from anticipated future results. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions.

      The Company's ability to predict results or the actual effects of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to: changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board of Governors; changes in the quality or composition of the Company's loan or investment portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the Company's market area; changes in accounting principles and guidelines; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, and services. Specific factors that could cause future results to vary from current management expectations are detailed from time to time in the Company's SEC filings, including this report.


--------------------------------------------------------------------------------
                                     Eleven

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Forward-looking statements included in this report also include, without limitation, those statements relating to the anticipated effects of the Company's acquisition of Haven Bancorp. The following factors, among others, could cause the actual results of the acquisition to differ materially from the expectations stated in this report: the ability to successfully integrate the companies following the acquisition; the ability to fully realize the expected cost savings and revenues; the ability to realize the expected cost savings and revenues on a timely basis; and a materially adverse change in the financial condition of the Company.

      Readers are cautioned not to put undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements have been made.

FINANCIAL CONDITION

Balance Sheet Summary

      The Company recorded total assets of $4.7 billion at December 31, 2000, as compared to $1.9 billion at December 31, 1999. The increase stemmed from the Haven acquisition, and from the origination of $616.0 million in mortgage loans over the course of the year. Loan growth accounted for $2.0 billion of the $2.8 billion rise in total assets, with securities available for sale and money market investments accounting for $290.9 million and $118.6 million of the increase, respectively.

      In accordance with the post-acquisition restructuring plan announced on June 27, 2000, the Company sold securities available for sale and one-to-four family mortgage loans of $620.0 million upon completion of the acquisition, and utilized the proceeds to reduce the balance of FHLB borrowings by $500.0 million. The impact of these actions is reflected in the year-end figures for mortgage loans, securities available for sale, and borrowings.

      Specifically, mortgage loans outstanding rose to $3.6 billion from $1.6 billion, while securities available for sale rose to $303.7 million from $12.8 million. In addition, the portfolio of money market investments rose to $124.6 million from $6.0 million, while the portfolio of securities held to maturity rose $37.9 million to $222.5 million.

      Despite the significant portfolio growth resulting from the acquisition, the quality of the Company's assets was substantially maintained. At December 31, 2000, non-performing assets totaled $9.1 million, or 0.19% of total assets, and included foreclosed real estate of $12,000 and non-performing loans of $9.1 million, or 0.25% of loans, net. In addition, the Company extended its record to 25 consecutive quarters without any net charge-offs, reducing the average of net charge-offs recorded since 1987 to $100,000 per year.

      Reflecting the acquisition, the allowance for loan losses rose $11.0 million to $18.1 million, representing 198.68% of non-performing loans and 0.50% of loans, net.

      Because the acquisition was accounted for as a purchase transaction, the Company's assets also included goodwill of $118.1 million.

      Total deposits rose $2.2 billion to $3.3 billion, the result of a $965.6 million increase in core deposits to $1.4 billion and a $1.2 billion increase in CDs to $1.9 billion. At December 31, 2000, core deposits represented 42.5% of total deposits, an improvement from 38.8% at December 31, 1999. Borrowings totaled $1.0 billion at year-end 2000, reflecting the aforementioned reduction of $500.0 million.

      Supported by cash earnings of $58.0 million, stockholders' equity totaled $307.4 million at December 31, 2000, representing 6.53% of total assets and a book value of $11.11 per share, based on 27,678,204 shares. In addition to distributing cash dividends totaling $17.8 million, the Company allocated $41.5 million toward the repurchase of 1.7 million Company shares over the course of the year.

      The Company maintained a solid capital position, with regulatory ratios that continued to exceed the minimum requirements established under the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"). In addition, the Bank continued to exceed the FDICIA requirements for classification as a "well capitalized institution."

Loans

      Reinforcing its status as one of the nation's leading multi-family mortgage lenders, the Company originated $541.7 million in such loans over the course of 2000, far exceeding the level recorded in every year since 1993 but one: in 1999, the Company recorded originations of $676.8 million; the previous record was $453.1 million in 1997.

      The multi-family mortgage loan portfolio grew to $1.9 billion at December 31, 2000, representing 54.1% of mortgage loans outstanding, from $1.3 billion, representing 84.2%, at December 31, 1999. While the concentration of multi-family mortgage loans had grown to 86.1% at September 30, 2000, the acquisition triggered a point-in-time change in the mix of mortgage loans.

      Reflecting the acquisition, and total originations of $616.0 million, the Company recorded mortgage loans outstanding of $3.6 billion at December 31, 2000, up $2.0 billion from the balance recorded at December 31, 1999. As a result of the acquisition, the Company's portfolio of one-to-four family mortgage loans rose to $1.3 billion from


--------------------------------------------------------------------------------
                                     Twelve

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

$152.6 million; the 2000 amount also reflects originations of $6.2 million and the sale of loans totaling $105.0 million in the last month of the year. In addition, the portfolio of commercial real estate loans rose to $324.1 million from $96.0 million, after originations of $59.0 million; the portfolio of construction loans rose to $59.5 million from $4.8 million, after originations of $9.1 million. One-to-four family mortgage loans thus represented 35.2% of mortgage loans outstanding at the close of 2000, while commercial real estate and construction loans represented 9.0% and 1.7%, respectively.

      The concentration of multi-family mortgage loans is expected to grow over the course of the next four quarters, together with the concentration of commercial real estate loans. At the same time, the concentration of one-to-four family mortgage loans is expected to decline. Effective December 1, 2000, the Company adopted a policy of originating one-to-four family mortgage loans on a pass-through basis. Applications are taken and processed by one of the nation's leading mortgage brokers; upon closing, the loans are sold to the broker, service-released. In addition to generating fee income, this arrangement enables the Company to offer its customers an extensive range of one-to-four family mortgage products, without incurring any of the attendant interest rate or asset quality risk.

      The concentration of multi-family and commercial real estate loans is also expected to reflect an increase in production, as the Company capitalizes on the greater availability of low-cost funds. As a result of the acquisition, the Company's deposits grew $2.2 billion to $3.3 billion; for more information about funding, see the discussion beginning on page 17 of this report.

      The Company's preference for multi-family and commercial real estate lending is based on the quality and efficiency of such assets as compared to one-to-four family loans. For example, the Company's emphasis on local-market multi-family loans has been substantially rewarded by the absence of any charge-offs since 1987.

      In addition, the approval process for these loans is highly efficient, typically taking a period of four to six weeks. Multi-family and commercial real estate loans are arranged through a select group of mortgage brokers who are familiar with the Company's underwriting procedures, as well as its reputation for responsiveness. As one of the few banks in the marketplace to make multi-family mortgage loans during the last recession, the Company has been rewarded by a steady supply of product, despite the entry of new competitors vying for borrowers.

      Multi-family and commercial real estate loans also share a different structure, with a term of ten years and occasionally less. Such loans generally feature a fixed rate of interest for the first five years of the mortgage, before converting to an adjustable rate of one percentage point over prime in each of years six through ten. Another feature of these loans is a stringent prepayment penalty schedule. Penalties range from five percentage points to two in years one through five of the mortgage, depending on the remaining term at the time the loan is prepaid. While discouraging prepayments, such penalties represent a potential source of fee income. More often, they assist the Company in negotiating terms when refinancing a loan. In 2000, the level of prepayments declined from the year-earlier level, a consequence of the rise in market interest rates. The Company's multi-family mortgage loans typically refinance within a period of three to five years.

      While the Company's one-to-four family mortgage loans were typically made to customers in Queens and Nassau counties prior to the acquisition, the market for its multi-family and commercial real estate loans extended throughout metropolitan New York. At December 31, 2000, 34.2% of the multi-family mortgage loan portfolio was secured by buildings in Queens County, with Manhattan and Brooklyn accounting for 32.6% and 18.0%, respectively. Commercial real estate loans were largely secured by properties in Manhattan, Queens, and Nassau County, which accounted for 32.2%, 25.0%, and 14.8% of the portfolio, respectively. As a result of the acquisition, the market for the Company's mortgage loans has been further expanded to encompass Suffolk, Westchester, and Rockland counties, New Jersey, and Connecticut.

      In addition to enlarging its niche in the multi-family and commercial real estate markets, the Company will continue to selectively originate construction loans. Like multi-family and commercial real estate loans, such loans are brought to the Bank by a select group of mortgage brokers, representing reputable builders of one-to-four family houses, multi-family buildings, and office complexes. As compared to one-to-four family mortgage loans, construction loans tend to yield a higher rate of interest; like multi-family and commercial real estate loans, they are more efficient to make.

      While other loans rose $31.0 million year-over-year to $39.7 million, the portfolio may be expected to decline in 2001 and beyond. The Company has adopted the same approach to consumer loan production as it has to one- to-four family lending, originating loans on a pass-through basis since December 1, 2000. Loans are sold, service-released, to a third-party provider within 24 hours of closing, generating fee income for the Company. The arrangement enables the Company to provide its customers with a choice of products, while avoiding the attendant asset quality risk.


--------------------------------------------------------------------------------
                                    Thirteen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      With its source of funds now greatly enhanced, it is management's expectation that loan production will rise substantially in 2001. At January 23rd, the Company had a pipeline of $267.3 million, primarily consisting of multi-family mortgage loans. However, the ability to close these loans and others in future quarters could be adversely impacted by an increase in competition, an economic downturn, or an unexpected rise in market interest rates.

Loan Portfolio Analysis

                                                                            AT DECEMBER 31,
                                            ----------------------------------------------------------------------------------------
                                                        2000                          1999                         1998
                                            ----------------------------------------------------------------------------------------
                                                              Percent                        Percent                        Percent
(dollars in thousands)                          Amount       of Total          Amount       of Total         Amount        of Total
------------------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                                $1,267,080          34.85%     $  152,644           9.48%     $  178,770          11.94%
  Multi-family                               1,945,656          53.51       1,348,351          83.72       1,239,094          82.77
  Commercial real estate                       324,068           8.91          96,008           5.96          67,494           4.51
  Construction                                  59,469           1.64           4,793           0.30           1,898           0.13
-----------------------------------------------------------------------------------------------------------------------------------
Total mortgage loans                         3,596,273          98.91       1,601,796          99.46       1,487,256          99.35
-----------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment                          3,726           0.10           4,856           0.30           4,802           0.32
  Home equity                                   12,240           0.34           1,347           0.08           1,793           0.12
  Passbook savings                                 779           0.02             331           0.02             321           0.02
  Student                                          683           0.02               8             --               8             --
  Other                                         22,320           0.61           2,200           0.14           2,826           0.19
-----------------------------------------------------------------------------------------------------------------------------------
Total other loans                               39,748           1.09           8,742           0.54           9,750           0.65
-----------------------------------------------------------------------------------------------------------------------------------
Total loans                                  3,636,021         100.00%      1,610,538         100.00%      1,497,006         100.00%
-----------------------------------------------------------------------------------------------------------------------------------
Less: Unearned discounts                            18                             24                             22
     Net deferred loan origination fees          1,553                          2,404                          1,034
     Allowance for loan losses                  18,064                          7,031                          9,431
-----------------------------------------------------------------------------------------------------------------------------------
Loans, net                                  $3,616,386                     $1,601,079                     $1,486,519
===================================================================================================================================

Asset Quality

      The Company's performance has traditionally been distinguished by a stellar record of asset quality. At December 31, 2000, that record remained solid, despite the dramatic portfolio growth resulting from the acquisition of Haven Bancorp on November 30th. The Company extended its record to 25 consecutive quarters without any net charge-offs, a record unmatched by any other New York State-based thrift.

      At December 31, 2000, non-performing assets totaled $9.1 million, or 0.19% of total assets, as compared to $2.8 million, or 0.13%, at September 30, 2000, and to $3.2 million, or 0.17%, at December 31, 1999. Included in the year-end 2000 amount were non-performing loans of $9.1 million, as compared to $2.8 million and $3.1 million at the corresponding dates. Non-performing loans equaled 0.25% of loans, net, at December 31, 2000, and 0.15% and 0.19% of loans, net, respectively, at September 30, 2000 and December 31, 1999. Included in non-performing loans at the current year-end were mortgage loans in foreclosure totaling $6.0 million and loans 90 days or more delinquent totaling $3.1 million.

      Foreclosed real estate totaled $12,000 at December 31, 2000; by comparison, the Company had no foreclosed real estate at September 30, 2000, and $66,000 at December 31, 1999. From time to time, properties classified as "foreclosed real estate" are profitably rented by the Company. When this occurs, such properties are reclassified as "real estate held for investment" and included in "other assets" on the balance sheet. At December 31, 2000, the Company had eight such investments totaling $697,800, and providing an 11.0% return. At the prior year-end, the Company had 16 such properties totaling $1.6 million; the reduction reflects sales that occurred over the course of the year.

      While the quality of the Company's loans reflects the strength of the local real estate market, it also reflects the conservative credit standards maintained. In the case of multi-family mortgage loans, management looks at the appraised value of the property that collateralizes the credit, and, more importantly, at the consistency of the income stream produced. The condition of the property is another critical factor. Every multi-family building is inspected from rooftop to basement by one or more members of the Board


--------------------------------------------------------------------------------
                                    Fourteen

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

of Directors' Mortgage and Real Estate Committee, together with the Bank's senior mortgage officer. Commercial real estate loans, which are typically secured by office buildings, warehouses, or shopping centers, are evaluated in the same way. All properties are appraised by independent appraisers whose reports are carefully reviewed by the Company's in-house appraisal staff.

      To further minimize credit risk, the Company limits the amount of credit granted to any one borrower and requires a minimum debt coverage ratio of 120%. While the Company will lend up to 75% of appraised value on multi-family buildings and commercial properties, the average loan-to-value ratio of such credits was 56.0% and 52.0% at year-end. While the largest multi-family and commercial real estate loans totaled $31.0 million and $31.5 million, respectively, at December 31, 2000, the average principal balance of such loans was $1.3 million and $933,900, respectively, at that date.

      In addition, the Company originates loans within a local market that parallels the marketplace served through its branch offices. While the market now extends as far as Connecticut and New Jersey, the majority of multi-family loans are secured by buildings in Queens, Manhattan, and Brooklyn, and the majority of commercial real estate loans by properties in Manhattan, Queens, and Nassau County. In addition, the Company's multi-family and commercial real estate loans are primarily made through mortgage brokers whose relationship with the Company extends back nearly 30 years.

      While the Company is no longer originating one-to-four family mortgage loans for portfolio (thus eliminating any risk to asset quality), such loans, when made at adjustable rates, were retained for portfolio in the past. Loans originated by Queens County Savings Bank were typically made on a limited documentation basis, with approval depending on a thorough property appraisal and the verification of financial assets, when furnished, in addition to a review of the borrower's credit history. With the Haven acquisition, the Company acquired a portfolio of one-to-four family mortgage loans that were made on a full or alternative documentation basis, underwritten to standards established by the Federal National Mortgage Association ("Fannie Mae").

      Other dissimilarities have to do with the loan-to-value ratio required and the area where such loans were made. Whereas Queens County Savings Bank would lend up to 85% of a home's appraised value with private mortgage insurance, and up to 75% without PMI, CFS Bank would lend up to 90% and 80%, respectively. In addition, while the Company's one-to-four family loans were secured by properties in Queens and Nassau counties, the loans originated by CFS Bank were secured by properties in an expanded market encompassing the greater metropolitan New York region, including New Jersey and Connecticut.

      While delinquencies have been minimal, the Company maintains specific procedures to ensure that problems, when they occur, are rapidly identified and addressed. In the case of multi-family and commercial real estate loans, the borrower is personally contacted within 20 days of non-payment; in the case of one-to-four family mortgage loans, the borrower is notified by mail within 20 days.

      While every effort is consistently made to originate quality assets, the absence of problem loans cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, or by a decline in real estate values or in the local economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses that rose to $18.1 million at December 31, 2000 from $7.0 million at December 31, 1999. The 2000 amount is equivalent to 198.68% of non-performing loans and 0.50% of loans, net. In addition, the allowance represents 1,290.29% of total net charge-offs since 1987, when the last major downturn in the real estate market began.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. The allowance is based on management's periodic evaluation of its adequacy, taking into consideration known and inherent risks in the portfolio, the Bank's past loan loss experience, adverse situations which may affect its borrowers' ability to pay, overall portfolio quality, and current and prospective economic conditions.

      The policy of the Company is to segment the allowance to correspond to the various types of loans in the loan portfolio. These loan categories are assessed with specific emphasis on the underlying collateral, which corresponds to the respective levels of quantified and inherent risk. The initial assessment takes into consideration non-performing loans and the valuation of the collateral supporting each loan. Non-performing loans are risk-weighted based upon an aging schedule that typically depicts either (1) delinquency, a situation in which repayment obligations are at least 90 days in arrears, or (2) serious delinquency, a situation in which legal foreclosure action has been initiated. Based upon this analysis, a quantified risk factor is assigned to each type of non-performing loan. This results in an allocation to the overall allowance for the corresponding type and severity of each non-performing loan category.

      Performing loans are also reviewed by collateral type, with similar risk factors being assigned. These risk factors take into consideration, among other matters, the borrower's ability to pay and the Bank's past loan loss experience with each type of loan. The performing loan categories are also assigned quantified risk factors, which result in allocations


--------------------------------------------------------------------------------
                                     Fifteen
to the allowance that correspond to the individual types of loans in the portfolio.

      While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the loan loss allowance. Accordingly, the Company may be required to take certain charge-offs and/or recognize additions to the allowance based on the judgment of regulators with regard to information provided to them during their exams. Based upon all relevant and currently available information, management believes that the current allowance for loan losses is adequate.

      For more information regarding asset quality and the coverage provided by the loan loss allowance, see the asset quality analysis that follows and the discussion of the provision for loan losses on page 27 of this report.

Asset Quality Analysis

                                                        -----------------------------------------------------------
(dollars in thousands)                                   2000         1999         1998        1997          1996
-------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year                          $ 7,031      $ 9,431       $9,431      $9,359      $ 11,359
  Loan recoveries                                            --           --           --          72            --
  Acquired allowance                                     11,033           --           --          --            --
  Reversal of provision for loan losses                      --       (2,400)          --          --        (2,000)
-------------------------------------------------------------------------------------------------------------------
Balance at end of year                                  $18,064      $ 7,031       $9,431      $9,431      $  9,359
===================================================================================================================
NON-PERFORMING ASSETS:
  Mortgage loans in foreclosure                         $ 6,011      $ 2,886       $5,530      $6,121      $  6,861
  Loans 90 days or more delinquent                        3,081          222          663       1,571         2,798
-------------------------------------------------------------------------------------------------------------------
Total non-performing loans                                9,092        3,108        6,193       7,692         9,659
Foreclosed real estate                                       12           66          419       1,030           627
-------------------------------------------------------------------------------------------------------------------
Total non-performing assets                             $ 9,104      $ 3,174       $6,612      $8,722      $ 10,286
===================================================================================================================
RATIOS:
  Non-performing loans to loans, net                       0.25%        0.19%        0.42%       0.55%         0.84%
  Non-performing assets to total assets                    0.19         0.17         0.38        0.54          0.76
  Allowance for loan losses to non-performing loans      198.68       226.22       152.28      122.61         96.90
  Allowance for loan losses to loans, net                  0.50         0.44         0.63        0.68          0.82
  Allowance for loan losses to accumulated
    net charge-offs since 1987                          1,290.29      493.06       661.36      661.36        625.00
===================================================================================================================

Securities and Money Market Investments

      The acquisition of Haven Bancorp triggered a significant year-over-year increase in the portfolios of securities held to maturity, securities available for sale, and money market investments.

      While the Company had begun to enrich its asset mix with an increase in securities held to maturity prior to the acquisition, the portfolio of such assets rose 20.2% to $222.5 million at December 31, 2000 from $184.6 million at December 31, 1999. The growth in the portfolio of securities held to maturity primarily stemmed from a $21.7 million rise in capital trust notes to $25.2 million and a $31.2 million rise in FHLB stock to $72.0 million, offsetting a $15.0 million reduction in U.S. Government and agency obligations to $125.3 million. At December 31, 2000, the market value of the portfolio was $220.6 million, or 99.1% of carrying value, as compared to $180.2 million, or 97.6% of carrying value, at the prior year-end.

      Reflecting the acquisition, and the sale of $515.0 million in securities available for sale in December, the balance of such assets totaled $303.7 million at December 31, 2000, as compared to $12.8 million at December 31, 1999. The 2000 amount consisted of mortgage-backed securities with an estimated market value of $161.0 million, and debt and equity securities with an estimated market value of $142.7 million. It is management's intention to sell approximately $40 million of such securities in the first quarter of 2001.

      At December 31, 2000, the balance of money market investments rose to $124.6 million from $6.0 million at December 31, 1999. The Company's money market investments consist entirely of federal funds sold.

Mortgage-backed Securities Held to Maturity

      Reflecting principal prepayments, and the absence of any new investments since October 1994, the portfolio of mortgage-backed securities held to maturity declined to $1.9 million at December 31, 2000 from $2.1 million at


--------------------------------------------------------------------------------
                                     Sixteen

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

December 31, 1999. The market value of the portfolio declined to $2.0 million, or 102.9% of carrying value, from $2.1 million, or 102.0% of carrying value, at the corresponding dates.

Sources of Funds

      The demand for funding increased significantly during 2000, as the Company stepped up its share repurchase program in anticipation of the acquisition, and produced $616.0 million in mortgage loans.

      To supplement the funding provided by its deposits, the Company accessed its FHLB line of credit throughout 2000, and also issued $25.0 million in trust preferred securities. Borrowings thus rose to $1.0 billion at December 31, 2000, from $636.4 million, the December 31, 1999 level, after paying down $500.0 million of the balance in the last month of the year. While the Company would expect to re-leverage at some time in the future, the significant volume of low-cost funds acquired through the Haven transaction substantially reduces its reliance on the use of higher cost borrowings.

      The Company's funding also stems from more traditional sources, including deposits, interest payments on loans and other investments, loan prepayments, and the maturities of securities and mortgage-backed securities. Deposits totaled $3.3 billion at year-end 2000, a $2.2 billion increase from $1.1 billion at year-end 1999. Included in the 2000 amount were core deposits of $1.4 billion, representing 42.5% of the total, up $965.6 million from $417.8 million, representing 38.8%. Included in the increase were a $616.0 million rise in NOW and money market accounts to $719.4 million; a $218.1 million rise in savings accounts to $492.6 million; and a $131.5 million rise in non-interest-bearing accounts to $171.4 million. NOW and money market accounts thus represented 22.1% of total deposits, while savings accounts and non-interest-bearing accounts represented 15.1% and 5.3%, respectively. While the balance of CDs rose to $1.9 billion from $658.3 million, the concentration of CDs declined to 57.5% of total deposits from 61.2%.

      The level of deposits depends on a combination of factors, including market interest rates and competition with other banks. The Company vies for deposits by emphasizing convenience, and by offering an array of financial products consistent with those expected of a full-service bank. With a network of 86 offices and an expanded product menu, the Company is well positioned to attract and maintain a solid customer base.

Market Risk and Interest Rate Sensitivity

      Given the influence of market interest rates on net interest income, interest rate volatility is the Company's primary market risk. In order to manage its interest rate risk, the Company strives to maintain an appropriate balance between the interest rate sensitivity of its interest-earning assets and the interest rate sensitivity of its interest-bearing liabilities. The Company also monitors its interest rate exposure by analyzing, under a variety of interest rate scenarios, estimated changes in the market value of its assets and liabilities.

      Interest rate sensitivity is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. This difference, or "gap," suggests the extent to which the Company's net interest income may be affected by future changes in market interest rates. A gap is considered "positive" when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and "negative" when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. In a rising rate environment, a company with a negative gap would generally be expected, absent the impact of other factors, to experience a greater increase in the cost of its liabilities relative to the yields on its assets, resulting in a reduction in the company's net interest income. A company with a positive gap would generally be expected to experience the opposite result in a rising rate environment. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would have an opposite, adverse effect.

      At December 31, 2000, the cumulative gap between the Company's interest rate sensitive assets and interest rate sensitive liabilities repricing within a one-year period was $491.3 million, representing a negative gap of 10.43%. At the prior year-end, the cumulative one-year gap between the Company's interest rate sensitive assets and liabilities was $835.9 million, representing a negative gap of 43.84%.

      With the acquisition of Haven Bancorp, the Company has enhanced its ability to manage interest rate risk. The sale of securities and one-to-four family mortgage loans enabled the Bank to reduce its balance of FHLB borrowings and higher cost deposits in December 2000, and will facilitate further reductions in the first quarter of 2001. In addition, the Company now has access to a substantially larger pool of low-cost core deposits to fund the production of higher yielding multi-family and commercial real estate loans.

      The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 which, based on certain assumptions, are expected to reprice or mature in each of the time periods shown. Except as stated, the amount of assets and liabilities shown to reprice or mature within a particular time period was determined in accordance with the earlier of (a) the term to repricing or (b) the contractual terms of


--------------------------------------------------------------------------------
                                    Seventeen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

the asset or liability. The interest rate sensitivity analysis utilizes the format and assumptions for disclosure for an interest rate sensitivity gap table required by the FDIC and the New York State Banking Department and, based on the Bank's historical experience during the ten years ended December 31, 2000, reflects the following decay rates: 11.20% for savings accounts; 15.03% for money market accounts; and 22.24% for NOW and Super NOW accounts. No decay rate has been applied for CDs. In addition, management has assumed no prepayments of the Company's loans in the preparation of this table; therefore, the assumptions used may not be indicative of future withdrawals of deposits or prepayments of loans. Loan prepayments and scheduled principal amortization totaled $178.3 million in the twelve months ended December 31, 2000, as compared to $135.1 million in the twelve months ended December 31, 1999.

      As this analysis does not necessarily indicate the impact of changes in market interest rates on the Company's net interest income, certain assets and liabilities indicated as repricing within a stated period or at a stated rate of interest may, in fact, reprice at a different time or interest rate.

Interest Rate Sensitivity Analysis

                                                                 AT DECEMBER 31, 2000
                                            -------------------------------------------------------
                                              Three          Four to     More Than     More Than
                                              Months         Twelve     One Year to   Three Years
(dollars in thousands)                       or Less         Months     Three Years  to Five Years
---------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans                   $180,832    $   402,830     $ 536,085     $1,691,278
  Securities                                  214,718             --       125,327             --
  Mortgage-backed securities(1)               161,032            450         1,473             --
  Money market investments                    124,622             --            --             --
---------------------------------------------------------------------------------------------------
Total interest-earning assets                 681,204        403,280       662,885      1,691,278
---------------------------------------------------------------------------------------------------
Less: Unearned discounts and deferred fees        393          1,178            --             --
---------------------------------------------------------------------------------------------------
Net interest-earning assets                   680,811        402,102       662,885      1,691,278
---------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                             13,793         40,220        49,122         43,621
  NOW and Super NOW accounts                   10,060         28,501        31,663         24,621
  Money market accounts                        20,234         77,894        66,187         56,239
  Certificates of deposit                     485,990        877,544       462,615         47,661
  Borrowings                                       --         20,000        60,000         31,609
---------------------------------------------------------------------------------------------------
Total interest-bearing liabilities            530,077      1,044,159       669,587        203,751
---------------------------------------------------------------------------------------------------
Interest sensitivity gap per period          $150,734    $  (642,057)    $  (6,702)    $1,487,527
===================================================================================================
Cumulative interest sensitivity gap          $150,734    $  (491,323)    $(498,025)    $  789,502
===================================================================================================
Cumulative interest sensitivity gap
  as a percentage of total assets                3.20%        (10.43)%      (10.57)%        20.96%
Cumulative net interest-earning assets
  as a percentage of net interest-bearing
  liabilities                                  128.44          68.79         77.80         140.43
===================================================================================================

                                                      AT DECEMBER 31, 2000
                                            ---------------------------------------
                                              More than      More
                                             Five Years      than
(dollars in thousands)                       to 10 Years    10 Years       Total
-----------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans                   $ 761,714     $  63,282     $3,636,021
  Securities                                        --        25,191        365,236
  Mortgage-backed securities(1)                     --            --        162,955
  Money market investments                          --            --        124,622
-----------------------------------------------------------------------------------
Total interest-earning assets                  761,714        88,473      4,288,834
-----------------------------------------------------------------------------------
Less: Unearned discounts and deferred fees          --            --          1,571
-----------------------------------------------------------------------------------
Net interest-earning assets                    761,714        88,473      4,287,263
-----------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                              38,735       307,113        492,604
  NOW and Super NOW accounts                    19,145        66,938        180,928
  Money market accounts                         47,786       270,152        538,492
  Certificates of deposit                           --            --      1,873,810
  Borrowings                                   850,596        75,300      1,037,505
-----------------------------------------------------------------------------------
Total interest-bearing liabilities             956,262       719,504      4,123,339
-----------------------------------------------------------------------------------
Interest sensitivity gap per period          $(194,548)    $(631,031)    $  163,924
===================================================================================
Cumulative interest sensitivity gap          $ 794,954     $ 163,924
===================================================================================
Cumulative interest sensitivity gap
  as a percentage of total assets                16.88%         3.48%
Cumulative net interest-earning assets
  as a percentage of net interest-bearing
  liabilities                                   123.35        103.98
===================================================================================

(1) Based on historical repayment experience.

      Management also monitors the Company's interest rate sensitivity through an analysis of the change in net portfolio value ("NPV"), which is defined as the net present value of the expected future cash flows of an entity's assets and liabilities. Hypothetically, NPV represents the market value of an institution's net worth.

      Increases in the market value of a company's assets will increase the NPV, whereas declines in the market value of its assets will reduce the NPV. Conversely, increases in the market value of a company's liabilities will reduce the NPV, whereas declines in the market value of its liabilities will increase the NPV. Changes in the market value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities, since their values are derived from the rate characteristics (e.g., fixed or adjustable, cap or floor) of the asset or liability relative to the interest rate environment. For example, in a rising interest rate environment, the market value of a fixed rate asset will decline, whereas the market value of an adjustable rate asset, depending on its repricing characteristics, may not necessarily decline.


--------------------------------------------------------------------------------
                                    Eightteen

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

      The NPV ratio, under any interest rate scenario, is defined as the NPV in said scenario, divided by the market value of assets in the same scenario. This ratio, referred to in the following NPV analysis, initially measures percentage changes from the value of the projected NPV in a given rate scenario and then measures interest rate sensitivity by the change in the NPV ratio over a range of interest rate scenarios. For the purpose of the following NPV analysis, deposit decay rates similar to those employed in the Interest Rate Sensitivity Analysis were used.

      The NPV analysis is based on simulations that utilize institution-specific assumptions with regard to future cash flows, including customer options such as period and lifetime caps, and deposit withdrawal estimates. The NPV analysis uses discount rates derived from various sources, primarily including, but not limited to, Treasury yield curves.

      The discount rates used for mortgage loans were based on market rates for new loans of similar type and purpose, and adjusted, when necessary, for factors such as servicing cost, credit risk, and term. The discount rates used for CDs and FHLB borrowings were based on rates that approximate the rates offered by the Company for deposits and FHLB borrowings of similar remaining maturities. The analysis calculates the NPV at a flat rate scenario by computing the present value of the cash flows of interest-earning assets, less the present value of interest-bearing liabilities. Certain assets, including fixed assets and real estate held for investment, are assumed to remain at book value (net of a valuation allowance), regardless of the interest rate scenario. Other non-interest-earning assets and non-interest-bearing liabilities, such as deferred fees, unamortized premiums, and accrued expenses and other liabilities, are excluded from the NPV calculation.

      The following analysis sets forth the Company's NPV at December 31, 2000, as calculated by the Company, for instantaneous and sustained changes in interest rates relative to the NPV in a changing interest rate environment.

Net Portfolio Value Analysis

                                                              Market Value
                                                              of Portfolio
    Change in            Net                                   Projected
 Interest Rates       Portfolio              Net               % Change
(in basis points)       Value              Change               to Base
--------------------------------------------------------------------------------
     +200             $302,679            $(16,353)             (5.13)%
     +100              304,846             (14,186)             (4.45)
       --              319,032                  --                 --
     -100              320,668               1,636               0.51
     -200              327,883               8,851               2.77
================================================================================

      As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. In order to model changes in NPV, certain assumptions must be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model assumes that the composition of the Company's interest rate sensitive assets and liabilities at the beginning of a period remain constant over the period being measured. In addition, the model assumes that a particular change in interest rates is immediate and is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing schedule of specific assets and liabilities. Assumptions within the model are also subjective in nature and, therefore, cannot be determined with precision. Thus, while the NPV measurements, in theory, may provide an indication of the Company's exposure to interest rate risk at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net portfolio value, and therefore may differ from actual results.

Liquidity and Capital Position

Liquidity

      As previously noted, the Company's primary funding sources have been borrowings and deposits. Additional funding has stemmed from interest and principal payments on loans, securities, and mortgage-backed securities, and the sale of loans and foreclosed real estate. While borrowings and the scheduled amortization of loans and securities are more predictable funding sources, deposit flows and mortgage prepayments are subject to such external factors as economic conditions, competition, and market interest rates.

      The Company primarily invests in mortgage loan originations and supplements such investments with the purchase of short-term securities. In 2000, the net cash used in investing activities totaled $2.2 billion, primarily reflecting a $2.0 billion net increase in loans, the purchase of securities available for sale totaling $738.4 million, and proceeds from the redemption and sales of securities available for sale totaling $447.5 million. In addition to loans, net, of $2.2 billion acquired through the Haven transaction, the net


--------------------------------------------------------------------------------
                                    Nineteen

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

increase in loans reflects mortgage originations of $616.0 million, offset by repayments and prepayments totaling $185.5 million.

      The net cash used in operating activities totaled $103.1 million, including $118.1 million in goodwill stemming from the Haven acquisition and a $36.9 million increase in deferred income taxes. These expenses were partly offset by a $13.5 million net gain on the sale of the Company's former headquarters in Flushing, New York.

      The Company's investing and operating activities were funded by internal cash flows generated by financing activities. In 2000, the net cash provided by financing activities totaled $2.5 billion. Included in the latter amount was a $2.2 billion net increase in deposits, largely stemming from the Haven acquisition, and a $401.1 million net increase in borrowings.

      The Company monitors its liquidity position on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including outstanding loan commitments and withdrawals from depository accounts. The Company's most liquid assets are cash and due from banks and money market investments, which collectively totaled $257.7 million and $37.2 million at December 31, 2000 and 1999, respectively. The Company also had securities available for sale of $303.7 million and $12.8 million at the corresponding dates. Additional liquidity is available through the Bank's FHLB line of credit, totaling $1.9 billion at year-end 2000, and a $10.0 million line of credit with a money center bank.

      At January 23, 2001, the Bank had mortgage loans totaling $267.3 million in the pipeline, which management anticipates having the ability to fund. In addition, CDs due to mature in one year or less from December 31, 2000 totaled $1.4 billion; based upon its historic retention rate, as well as current pricing, management believes that a significant portion of such deposits will remain with the Bank.

Capital Position

      The Company took an aggressive approach to capital management throughout 2000 and has already demonstrated that it will do so again in 2001. In 2000, the Company distributed cash dividends totaling $17.8 million and allocated $41.5 million toward the repurchase of 1.7 million shares of Company stock.

      At December 31, 2000, 1.2 million shares remained available for repurchase under the authorization announced on June 27, 2000. Primarily reflecting shares repurchased pursuant to option exercises by former Haven officers and employees, all but 80,000 of the 1.2 million shares had been repurchased by February 6, 2001. Accordingly, on that date, the Board of Directors authorized an additional one-million share repurchase; on a post-split basis, the number of shares authorized will increase to 1.5 million, effective March 29, 2001. The timing of any repurchases will depend on market conditions, as well as the implementation of other corporate strategies.

      The magnitude of the Company's share repurchase program is a strong indication of management's confidence in the Company's capital strength. Reflecting cash earnings of $58.0 million and shares issued pursuant to the Haven acquisition in the amount of $174.3 million, stockholders' equity totaled $307.4 million at December 31, 2000, equivalent to 6.53% of total assets and a book value of $11.11 per share, based on 27,678,204 shares. At December 31, 1999, stockholders' equity totaled $137.1 million, representing 7.19% of total assets and a book value of $7.52 per share, based on 18,233,153 shares. To calculate book value, the Company subtracts the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2000, the number of unallocated ESOP shares totaled 1,901,920; at the prior year-end, the number of unallocated ESOP shares was 2,776,974.

      At December 31, 2000, the level of stockholders' equity was more than sufficient to exceed the minimum federal requirements for a bank holding company. The Company's leverage capital totaled $264.5 million, or 8.75% of adjusted average assets; its Tier 1 and total risk-based capital amounted to $264.5 million and $282.6 million, representing 9.70% and 10.37% of risk-weighted assets, respectively. At the prior year-end, the Company's leverage capital totaled $136.2 million, or 6.73% of adjusted average assets; its Tier 1 and total risk-based capital amounted to $136.2 million and $143.3 million, representing 10.75% and 11.30% of risk-weighted assets, respectively.

RESULTS OF OPERATIONS

Earnings Summary

2000 and 1999 Comparison:

      The Company acquired Haven Bancorp on November 30, 2000 in a purchase transaction calling for the exchange of 1.04 Company shares for each share of Haven Bancorp stock held at that date. Accordingly, the Company's 2000 earnings reflect one month of combined operations, and its earnings per share reflect the addition of 9,827,744 Company shares.

      In addition, the Company realized a non-recurring net charge of $11.4 million, or $0.59 per share, in connection with the acquisition. Excluding this charge, the Company recorded core earnings of $35.9 million in 2000, as compared to core earnings of $30.1 million in 1999. The 2000 amount was equivalent to diluted core earnings per share of $1.84, as compared to $1.59 in the year-earlier period, and provided a core ROA and ROE of 1.56% and 19.40%, respectively. Core earnings for 1999 exclude a non-recurring net benefit of $1.1 million, or $0.06 per share, stemming from


--------------------------------------------------------------------------------
                                     Twenty

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

the reversal of $2.0 million from the allowance for loan losses in the first quarter, and a non-recurring net benefit of $472,000, or $0.02 per share, stemming from certain actions taken in the third and fourth quarters of the year to reduce operating expense.

      The non-recurring net charge in 2000 was comprised of two acquisition-related components: compensation and benefits expense of $22.8 million stemming from the distribution of ESOP shares, and other operating income of $13.5 million stemming from the sale of the Company's former headquarters in Flushing, New York. Reflecting the net impact of these non-recurring items, the Company recorded earnings of $24.5 million, or $1.25 per diluted share, in 2000, as compared to $31.7 million, or $1.67 per diluted share, in 1999.

      At the same time, the Company's cash earnings rose to $58.0 million, or $2.97 per diluted share, in 2000 from $44.3 million, or $2.34 per diluted share, in the prior year. The Company's cash earnings thus contributed $33.5 million, or 137.0%, more to capital than its reported earnings alone. The dramatic difference in capital creation is further demonstrated by comparing the returns on average assets and average stockholders' equity provided by the Company's reported earnings for 2000 and the returns provided by its cash earnings during the same twelve-month period. On the basis of reported earnings, the Company recorded an ROA and ROE of 1.06% and 13.24%, respectively; in contrast, the Company's cash ROA and ROE were 2.52% and 31.38%.

      Excluding the impact of the non-recurring items, the growth in core earnings was primarily driven by a $5.6 million increase in core other operating income to $8.1 million and a $4.2 million increase in net interest income to $73.1 million. Other operating income was fueled by a $2.7 million rise in fee income, primarily stemming from the sale of banking services and investment products, and by a $2.9 million rise in core other income, including $1.9 million stemming from the Company's investment in Bank-owned Life Insurance at December 30, 1999.

      The growth in net interest income was the net effect of a $31.7 million rise in interest income to $174.8 million and a $27.5 million rise in interest expense to $101.8 million. Pressured by a 100-basis point rise in market interest rates and the increased use of short-term borrowings, the Company's interest rate spread and net interest margin declined 41 and 46 basis points, respectively, to 3.00% and 3.33%.

      Earnings were further boosted by a $347,000 reduction in income tax expense to $20.4 million, notwithstanding a $7.5 million reduction in pre-tax income to $44.9 million.

      The growth in core earnings was partly offset by a $4.7 million rise in core operating expense to $27.0 million, or 1.17% of average assets, largely reflecting post-acquisition increases in compensation and benefits and occupancy and equipment expense. The $4.7 million includes $494,000 in goodwill amortization stemming from the Haven acquisition. Despite the higher levels of net interest income and other operating income, the core efficiency ratio rose to 35.72% from 28.70% in the year-earlier period; however, the cash efficiency ratio improved to 24.47% from 26.37%.

      In addition, while the Company suspended the provision for loan losses throughout 2000, the Company's 1999 results reflect the reversal of $2.0 million from the loan loss allowance in the first quarter, which had a net benefit of $1.1 million, or $0.06 per share.

      Recognizing the magnitude of the Haven acquisition, and of the subsequent balance sheet restructuring, it is currently management's expectation that the Company's 2001 earnings will range between $69.0 million and $71.0 million, equivalent to diluted earnings per share of $2.54 to $2.60 (or $1.69 to $1.73, as adjusted for the aforementioned 3-for-2 stock split on March 29, 2001). Cash earnings are currently expected to range between $82.0 million and $85.0 million, equivalent to diluted cash earnings per share of $3.00 to $3.05 (or $2.00 to $2.03, as adjusted for the split).

      These estimates are based on certain management expectations regarding the growth of net interest income, interest rate spread, and net interest margin in a favorable interest rate environment; the growth of other operating income from the sale of financial products and services in an expanded branch network; and the stabilization of operating expense and the effective tax rate. The earnings estimates also presume the continued suspension of the loan loss provision, based on assumptions made regarding the continuing quality of the loan portfolio and the current level of market interest rates. Estimates regarding cash earnings and diluted cash earnings per share are based on assumptions regarding a combination of factors, including share repurchases.

      Specific estimates for net interest income, other operating income, operating expense, and the effective tax rate are provided in the respective line-item discussions that appear on pages 26, 27, 28, and 29 of this report. As actual results may differ materially from current projections, please also see the discussion of forward-looking statements and risk factors that appears on page 11.

1999 and 1998 Comparison:

      The Company recorded core earnings of $30.1 million in the twelve months ended December 31, 1999, up $3.2 million, or 11.8%, from $26.9 million in 1998. On a diluted per share basis, the Company's core earnings rose to $1.59 from $1.34 in the year-earlier period, representing an increase of 18.7%.

      The 1999 amounts exclude the net benefit of certain non-recurring actions taken by management in the first, third, and fourth quarters of the year. In the first quarter


--------------------------------------------------------------------------------
                                   Twenty-One
of 1999, the Company reversed $2.0 million from the allowance for loan losses in recognition of the portfolio's strong performance and the level of coverage provided for its non-performing loans. The net benefit of the reversal was $1.1 million, equivalent to $0.06 per share. In the third quarter of the year, the Company froze its defined benefit pension plan, which resulted in a one-time gain of $1.6 million and offset a one-time charge of $735,000 following the implementation of an early retirement window in the fourth quarter of the year. The net benefit of these two actions was a $472,000 increase in 1999 earnings, equivalent to $0.02 per share.

      Reflecting these actions, the Company's 1999 earnings rose to $31.7 million, or $1.67 on a diluted per share basis, representing an ROA of 1.69% and an ROE of 22.99%. The Company also reported 1999 cash earnings of $44.3 million, or $2.34 on a diluted per share basis, representing a cash ROA of 2.37% and a cash ROE of 32.21%. The Company's 1999 cash earnings contributed $12.7 million, or 40.1%, more to capital than its 1999 GAAP earnings alone.

      The Company's 1999 earnings growth was driven by an increase in net interest income and a reduction in operating expense. Net interest income rose to $68.9 million in 1999 from the year-earlier $68.5 million, despite declines in the spread and margin to 3.41% and 3.79%, respectively. The higher level of net interest income was the net effect of an $8.8 million rise in interest income to $143.1 million and an $8.4 million rise in interest expense to $74.2 million.

      The Company's earnings also reflect a $4.6 million reduction in operating expense to $21.4 million, or 1.14% of average assets, stemming in part from the cost containment measures cited above. Reflecting the reduction in operating expense and the rise in net interest income, the Company's efficiency ratio improved to 29.95% from 36.51% on a GAAP earnings basis and, on a cash earnings basis, to 26.37% from 27.05%.

      The growth in 1999 earnings was tempered by a decline in other operating income, as well as by an increase in income tax expense. Other operating income totaled $2.5 million in 1999, down $31,000 from the year-earlier total, the net effect of a $248,000 drop in fee income to $1.9 million and a $217,000 increase in other income to $660,000. Reflecting a $7.3 million, or 16.2%, rise in pre-tax income to $52.4 million, income tax expense rose $2.6 million to $20.8 million in 1999.

Cash Earnings Analysis(1)

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------
(in thousands, except per share data)                                  2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net income                                                          $24,477      $31,664      $26,944
Additional contributions to tangible stockholders' equity:
  Amortization and appreciation of stock-related benefit plans       24,795        2,559        6,724
  Associated tax benefits                                             5,953        7,269        8,071
  Other                                                               2,776        2,857        2,019
-----------------------------------------------------------------------------------------------------
Cash earnings                                                       $58,001      $44,349      $43,758
-----------------------------------------------------------------------------------------------------
Cash earnings per share                                             $  3.08      $  2.39      $  2.29
Diluted cash earnings per share                                        2.97         2.34         2.17
-----------------------------------------------------------------------------------------------------

(1) Effective January 1, 2001, the calculation of cash earnings will include the amortization of goodwill stemming from the Haven acquisition.

Interest Income

      In any given period, the level of interest income depends upon the average balance and mix of the Company's interest-earning assets, the yields on said assets, and the current level of market interest rates. These rates are influenced by the Federal Open Market Committee ("FOMC") of the Federal Reserve Board of Governors, which reduces, maintains, or increases the federal funds rate (the rate at which banks borrow funds from one another), as it deems necessary. The federal funds rate rose 100 basis points between February and May 2000, leveling off at 6.50% for the remainder of the year.

2000 and 1999 Comparison:

      The Company recorded interest income of $174.8 million in 2000, a 22.2% increase from $143.1 million in 1999. The $31.7 million increase reflects a $372.8 million, or 20.5%, rise in average interest-earning assets to $2.2 billion, coupled with an 11-basis point rise in the average yield to 7.97%.

      Fueled by mortgage originations of $616.0 million, mortgage and other loans generated $151.6 million of total interest income in 2000, up 15.2% from $131.6 million in 1999. The increase was the net effect of a $271.7 million, or 16.7%, rise in the average balance of loans to $1.9 billion, and a ten-basis point drop in the average yield to 7.97%. Loans represented 86.7% of average interest-earning assets and generated 86.7% of total interest income in 2000, as compared to 89.6% and 92.0%, respectively, in 1999.

      Additional interest income stemmed from the Company's portfolios of securities, mortgage-backed securities ("MBS"), and money market investments, which increased significantly


--------------------------------------------------------------------------------
                                   Twenty-Two

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

with the acquisition of Haven Bancorp. In connection with the acquisition, each of these portfolios was marked to market, which contributed to the meaningful rise in average yields detailed below.

      Securities generated interest income of $18.0 million in 2000, up 76.8% from $10.2 million in 1999. The increase stemmed from a $58.2 million, or 34.9%, rise in the average balance of securities to $225.0 million, together with a 189-basis point rise in the average yield to 7.99%. In 2000, securities represented 10.3% of average interest-earning assets and generated 10.3% of total interest income, as compared to 9.2% and 7.1%, respectively, in the prior year.

      The interest income derived from MBS rose $2.9 million to $3.8 million, the result of a $27.9 million, or 213.0%, increase in the average balance of MBS to $40.9 million and a 244-basis point increase in the average yield to 9.27%. MBS represented 1.9% of average interest-earning assets and generated 2.2% of total interest income in 2000, up from 0.7% and 0.6% in the prior year.

      Money market investments contributed interest income of $1.4 million, up from $443,000 in 1999. The increase reflects a $15.1 million rise in the average balance of money market investments to $24.4 million and a 113-basis point rise in the average yield to 5.89%. In 2000 and 1999, money market investments represented 1.1% and 0.5% of interest-earning assets, respectively, and generated 0.8% and 0.3%, respectively, of total interest income.

      In 2001, the Company's interest income is expected to reflect a significant change in the mix of average interest-earning assets, as well as a reduction in market interest rates. This expectation is based on a combination of factors. First, the Company sold securities and one-to-four family loans of $620.0 million in December 2000, and anticipates selling an additional $500.0 million to $700.0 million of such interest-earning assets in the first quarter of 2001. At the same time, the Company intends to take advantage of the significant growth in deposits triggered by the Haven acquisition to increase its production of multi-family mortgage loans. These actions will be taken in an interest rate environment expected to favor loan production, as the FOMC reduced the federal funds rate a total of 100 basis points in January and February, bringing it to the year-earlier level, 5.50%.

1999 and 1998 Comparison:

      In 1999, the Company originated a record level of multi-family mortgage loans and increased its commercial real estate lending while, at the same time, increasing its investments in securities. These actions combined to produce a $205.8 million, or 12.7%, rise in the average balance of interest-earning assets to $1.8 billion, generating an $8.8 million rise in interest income year-over-year. Specifically, interest income rose to $143.1 million from $134.3 million, the net effect of the higher average balance and a 46-basis point decline in the average yield to 7.86%.

      The interest income produced by mortgage and other loans rose $7.8 million to $131.6 million from the year-earlier level, the net effect of a $186.1 million increase in the average balance to $1.6 billion and a 50-basis point decline in the average yield to 8.07%.

      The interest income derived from securities rose $2.7 million to $10.2 million, the net effect of a $48.2 million increase in the average balance to $166.7 million and a 19-basis point drop in the average yield to 6.10%. While the Company increased its securities portfolio during the year, the higher average balance also reflects the reclassification of certain mortgage-backed securities as securities available for sale, effective April 1, 1999. Reflecting the reclassification, as well as scheduled repayments, the average balance of mortgage-backed securities declined to $13.1 million from $36.8 million in 1998. The interest income produced by mortgage-backed securities fell to $893,000 from $2.3 million, the net effect of the lower average balance and a 47-basis point rise in the average yield to 6.83%.

      Money market investments generated interest income of $443,000, down from $691,000 in the year-earlier twelve months. Reflecting management's focus on mortgage lending, the average balance of money market investments declined to $9.3 million from $14.1 million, in tandem with a 13-basis point drop in the average yield to 4.76%.

Interest Expense

      The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by competition for deposits and by the level of market interest rates.

2000 and 1999 Comparison:

      The Company recorded interest expense of $101.8 million in 2000, a 37.1% increase from $74.2 million in 1999. The increase stemmed from a $380.4 million rise in the average balance of interest-bearing liabilities to $2.0 billion and a 52-basis point rise in the average cost to 4.97%.

      Borrowings generated interest expense of $49.3 million in 2000, up from $30.3 million in 1999. The $19.0 million increase reflects a $247.7 million rise in the average balance of borrowings to $817.8 million and a 72-basis point rise in the average cost to 6.03%. The higher average balance reflects the Company's use of borrowings to originate loans


--------------------------------------------------------------------------------
                                  Twenty-Three

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

and repurchase shares in anticipation of the acquisition; while not reflected in the average balance for 2000, the volume of borrowings for the combined company was reduced by $500.0 million at year-end. Although borrowings represented 39.9% of interest-bearing liabilities and generated 48.5% of total interest expense in 2000 (versus 34.2% and 40.8%, respectively, in the year-earlier period), they are expected to figure far less significantly in the calculation of interest expense in 2001.

      The interest expense produced by CDs rose $6.1 million year-over-year to $41.2 million, the result of a $33.6 million increase in the average balance to $748.1 million and a 58-basis point increase in the average cost to 5.50%. CDs represented 36.5% of average interest-bearing liabilities and generated 40.5% of total interest expense in 2000, as compared to 42.9% and 47.3%, respectively, in 1999.

      Other funding (NOW and money market accounts, savings accounts, mortgagor's escrow, and non-interest-bearing accounts) generated combined interest expense of $11.2 million in 2000, up $2.5 million from the 1999 amount. The increase was the net effect of a $122.2 million rise in the combined average balance to $541.8 million and a two-basis point drop in the average cost to 2.08%.

      NOW and money market accounts generated 2000 interest expense of $4.9 million, up $2.4 million, the result of a $78.1 million rise in the average balance to $161.9 million and a nine-basis point rise in the average cost to 3.02%. Savings accounts generated interest expense of $6.3 million, comparable to the year-earlier figure, the net effect of a $21.0 million rise in the average balance to $295.4 million and a 16-basis point reduction in the average cost to 2.15%. Mortgagors' escrow generated interest expense of $33,000, up $4,000, reflecting a $41,000 rise in the average balance to $23.8 million and a two-basis point rise in the average cost to 0.14%. In addition, the average balance of non-interest-bearing accounts rose $23.1 million year-over-year to $60.7 million.

      In addition to the aforementioned reduction in market interest rates, the Company's 2001 interest expense may be expected to reflect a greater concentration of lower cost core deposits and a lesser concentration of higher cost funds. While the growth in core deposits will stem from the expanded branch network, it is management's intention to pay down the balance of higher cost funds with the proceeds derived from the sale of certain interest-earning assets, as previously discussed.

1999 and 1998 Comparison:

      The Company's asset growth was primarily funded by an increase in FHLB borrowings, and supported by an increase in CDs and core deposits. Interest expense rose $8.4 million year-over-year to $74.2 million, the net effect of a $223.4 million increase in the average balance of interest-bearing liabilities to $1.7 billion and an 11-basis point drop in the average cost to 4.45%.

      On December 29, 1999, the Company sold a $211.6 million interest in its portfolio of multi-family mortgage loans to the Federal Home Loan Bank of New York ("FHLB-NY"). While the balance of FHLB borrowings was significantly reduced at year-end with the proceeds from this transaction, the reduction is not reflected in the average balance sheet for 1999. For the twelve months ended December 31, 1999, FHLB borrowings generated interest expense of $30.3 million, an increase of $9.0 million, the net effect of a $172.3 million rise in the average balance to $570.1 million and a four-basis point drop in the average cost to 5.31%.

      In 1999, CDs produced interest expense of $35.1 million, or 47.3% of the total, down $1.1 million from the level recorded in 1998. The reduction was the net effect of a 38-basis point decline in the average cost to 4.92% and a $30.1 million rise in the average balance to $714.5 million.

      Other funding generated interest expense of $8.8 million, as compared to $8.2 million in 1998. The $600,000 increase was entirely attributable to a $26.7 million rise in the average balance to $419.6 million, as the cost of such funds was maintained at 2.10%.

      NOW and money market accounts produced interest expense of $2.5 million, up $512,000, reflecting a $14.0 million rise in the average balance to $83.9 million and a 15-basis point rise in the average cost to 2.93%. Savings accounts generated interest expense of $6.3 million, up $105,000, the net effect of a $5.8 million increase in the average balance to $274.4 million and a one-basis point drop in the average cost to 2.31%. Mortgagors' escrow generated interest expense of $29,000, down $17,000, the net effect of an eight-basis point drop in the average cost to 0.12% and a $1.2 million rise in the average balance to $23.7 million. In addition, the average balance of non-interest-bearing deposits rose $5.7 million, or 17.8%, to $37.6 million.


--------------------------------------------------------------------------------
                                   Twenty-Four

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

Net Interest Income Analysis

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------------------
                                                      2000                                       1999
                                                                    Average                                  Average
                                         Average                    Yield/         Average                   Yield/
(dollars in thousands)                   Balance      Interest       Cost          Balance     Interest       Cost
------------------------------------------------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other loans, net       $1,902,821    $151,626        7.97%      $1,631,168    $131,618        8.07%
    Securities                             224,969      17,974        7.99          166,761      10,169        6.10
    Mortgage-backed securities              40,945       3,795        9.27           13,081         893        6.83
    Money market investments                24,408       1,437        5.89            9,309         443        4.76
------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets          2,193,143     174,832        7.97        1,820,319     143,123        7.86
  Non-interest-earning assets              108,202                                   48,010
------------------------------------------------------------------------------------------------------------------------
  Total assets                          $2,301,345                               $1,868,329
========================================================================================================================
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing Liabilities:
    NOW and money market
      accounts                          $  161,941     $ 4,892        3.02%       $  83,875     $ 2,456        2.93%
    Savings accounts                       295,370       6,346        2.15          274,402       6,329        2.31
    Certificates of deposit                748,138      41,178        5.50          714,546      35,123        4.92
    Borrowings                             817,775      49,302        6.03          570,077      30,283        5.31
    Mortgagors' escrow                      23,777          33        0.14           23,736          29        0.12
------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities     2,047,001     101,751        4.97        1,666,636      74,220        4.45
  Non-interest-bearing deposits             60,716                                   37,596
  Other liabilities                          8,795                                   26,390
------------------------------------------------------------------------------------------------------------------------
  Total liabilities                      2,116,512                                1,730,622
  Stockholders' equity                     184,833                                  137,707
------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity                $2,301,345                               $1,868,329
========================================================================================================================
  Net interest income/interest
    rate spread                                       $ 73,081        3.00%                    $ 68,903        3.41%
  Net interest-earning assets/
    net interest margin                   $146,142                    3.33%        $153,683                    3.79%
  Ratio of interest-earning assets
    to interest-bearing liabilities                                   1.07x                                    1.09x
========================================================================================================================

                                           FOR THE YEARS ENDED DECEMBER 31,
                                      ------------------------------------------
                                                          1998
                                                                      Average
                                         Average                      Yield/
(dollars in thousands)                   Balance        Interest       Cost
--------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other loans, net      $1,445,028       $123,784         8.57%
    Securities                            118,594          7,464         6.29
    Mortgage-backed securities             36,782          2,338         6.36
    Money market investments               14,130            691         4.89
--------------------------------------------------------------------------------
  Total interest-earning assets         1,614,534        134,277         8.32
  Non-interest-earning assets              43,727
--------------------------------------------------------------------------------
  Total assets                         $1,658,261
================================================================================
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing Liabilities:
    NOW and money market
      accounts                          $  69,894        $ 1,944         2.78%
    Savings accounts                      268,558          6,224         2.32
    Certificates of deposit               684,434         36,251         5.30
    Borrowings                            397,815         21,290         5.35
    Mortgagors' escrow                     22,501             46         0.20
--------------------------------------------------------------------------------
  Total interest-bearing liabilities    1,443,202         65,755         4.56
  Non-interest-bearing deposits            31,918
  Other liabilities                        27,559
--------------------------------------------------------------------------------
  Total liabilities                     1,502,679
  Stockholders' equity                    155,582
--------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity               $1,658,261
================================================================================
  Net interest income/interest
    rate spread                                         $ 68,522         3.76%
  Net interest-earning assets/
    net interest margin                  $171,332                        4.24%
  Ratio of interest-earning assets
    to interest-bearing liabilities                                      1.12x
================================================================================


--------------------------------------------------------------------------------
                                   Twenty-Five

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Rate/Volume Analysis

      The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                      Year Ended                          Year Ended
                                                   December 31, 2000                   December 31, 1999
                                                Compared to Year Ended              Compared to Year Ended
                                                   December 31, 1999                   December 31, 1998

                                                  Increase/(Decrease)                 Increase/(Decrease)
                                             ------------------------------------------------------------------
                                                  Due to                              Due to
---------------------------------------------------------------------------------------------------------------
(in thousands)                               Volume      Rate         Net        Volume      Rate       Net
---------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans, net              $21,651   $(1,643)    $20,008      $15,021   $(7,187)   $ 7,834
  Securities                                   4,651     3,154       7,805        2,938      (233)     2,705
  Mortgage-backed securities                   2,583       319       2,902       (1,619)      174     (1,445)
  Money market investments                       889       105         994         (229)      (19)      (248)
---------------------------------------------------------------------------------------------------------------
Total                                         29,774     1,935      31,709       16,111    (7,265)     8,846
---------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts                2,358        78       2,436          410       102        512
  Savings accounts                               451      (434)         17          135       (30)       105
  Certificates of deposit                      1,848     4,207       6,055        1,482    (2,610)    (1,128)
  Borrowings                                  14,936     4,083      19,019        9,147      (154)     8,993
  Mortgagors' escrow                              --         4           4            1       (18)       (17)
---------------------------------------------------------------------------------------------------------------
Total                                         19,593     7,938      27,531       11,175    (2,710)     8,465
---------------------------------------------------------------------------------------------------------------
Net change in interest income                $10,181   $(6,003)    $ 4,178      $ 4,936   $(4,555)   $   381
===============================================================================================================

                                                   Year Ended
                                                December 31, 1998
                                             Compared to Year Ended
                                                December 31, 1997

                                               Increase/(Decrease)
                                       --------------------------------
                                               Due to
-----------------------------------------------------------------------
(in thousands)                            Volume      Rate       Net
-----------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans, net          $16,060   $(1,144)   $14,916
  Securities                               2,666        61      2,727
  Mortgage-backed securities              (1,620)      102     (1,518)
  Money market investments                   433       (15)       418
-----------------------------------------------------------------------
Total                                     17,539      (996)    16,543
-----------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts               71        29        100
  Savings accounts                           (81)     (218)      (299)
  Certificates of deposit                    964      (890)        74
  Borrowings                              11,164      (625)    10,539
  Mortgagors' escrow                          10        (5)         5
-----------------------------------------------------------------------
Total                                     12,129    (1,710)    10,419
-----------------------------------------------------------------------
Net change in interest income            $ 5,410   $   714    $ 6,124
=======================================================================

Net Interest Income

      Net interest income is the Company's primary source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are influenced, in turn, by the pricing and mix of the Company's interest-earning assets, the pricing and mix of its funding sources, and such external factors as competition, economic conditions, and the monetary policy of the FOMC.

2000 and 1999 Comparison:

      Despite the steady rise in market interest rates over the course of 2000, net interest income rose to $73.1 million from $68.9 million in 1999. The 6.1% increase was driven by the significant growth of interest-earning assets, and tempered by a substantial rise in funding costs.

      At the same time, the Company's spread and margin declined to 3.00% and 3.33%, respectively, from 3.41% and 3.79%, respectively, in the prior year. Although the rise in market interest rates had some impact on the 2000 measures, the declines were primarily due to the use of higher cost funding for mortgage loan production and for the acquisition-related repurchase of Company shares.

      In 2001, the Company's net interest income is expected to benefit from a combination of external and internal factors. First, the FOMC reduced the federal funds rate 50 basis points in both December 2000 and January 2001, and expressed a bias toward further leveling of market interest rates over the course of the year. As a substantial portion of the deposit mix consists of core deposits, the Company's ability to reprice deposits in response to changes in market interest rates is significant. Additionally, the Company intends to sell certain interest-earning assets in the first quarter of 2001, and to utilize the proceeds to reduce the balance of higher cost CDs and borrowings. Furthermore, the Company expects to reduce the balance of lower yielding one-to-four family mortgage loans and to increase the balance of higher yielding multi-family and commercial real estate loans. Based


--------------------------------------------------------------------------------
                                   Twenty-Six

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

on these expectations, management estimates that net interest income will rise from $73.1 million in 2000 to approximately $143.0 million to $144.0 million in 2001.

      Among the factors that could cause actual net interest income to be materially below the estimated levels are: a change in the direction of market interest rates; the inability of the Company to sell certain assets, as expected; a decline in multi-family mortgage loan demand in the local real estate market; a significant increase in refinancings at lower rates of interest; a decline in the quality of the Company's loan portfolio; significant competition for loans and deposits; and a significant change in the deposit mix.

1999 and 1998 Comparison:

      The Company recorded net interest income of $68.9 million in 1999, as compared to $68.5 million in 1998. The $381,000 increase was achieved despite declines in the Company's interest rate spread and net interest margin, to 3.41% and 3.79%, respectively, from 3.76% and 4.24%.

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

2000 and 1999 Comparison:

      Despite the significant portfolio growth resulting from the Haven acquisition, the quality of the Company's assets was substantially maintained. While the balance of non- performing loans rose to $9.1 million at December 31, 2000 from $3.1 million at December 31, 1999, the ratio of non-performing loans to loans, net, rose a mere six basis points to 0.25% from 0.19%. In addition, the fourth quarter of 2000 was the Company's 25th consecutive quarter without any net charge-offs. Accordingly, the provision for loan losses was suspended for all four quarters of 2000, continuing a practice initiated in the third quarter of 1995. Reflecting the acquisition, the allowance for loan losses rose $11.0 million to $18.1 million at December 31, 2000, representing 198.68% of non-performing loans and 0.50% of loans, net.

      In addition to suspending the loan loss provision in 1999, the Company reversed $2.0 million from the allowance for loan losses in the first quarter, resulting in a net benefit of $1.1 million, or $0.06 per share. An additional $400,000 was reversed from the loan loss allowance in the fourth quarter to establish a recourse reserve for loans sold to the FHLB-NY on December 29, 1999.

      Based on assumptions about the continuing quality of the loan portfolio and the favorable nature of the current interest rate environment, management anticipates that the provision for loan losses will continue to be suspended throughout 2001. Among the factors that could cause management to reverse this position would be a significant downturn in the local real estate market and a significant deterioration in the quality of the loan portfolio.

      For a detailed explanation of the factors considered by management in determining the allowance for loan losses, please see the asset quality discussion beginning on page 14 of this report.

1999 and 1998 Comparison:

      In 1999, the Company recorded a 49.8% decline in non-performing loans to $3.1 million (or 0.19% of loans, net) from $6.2 million (or 0.42% of loans, net), at December 31, 1998. In addition, the Company extended its record to 21 consecutive quarters without any net charge-offs and maintained the fully performing status of its multi-family mortgage loan portfolio.

      Based on the consistent quality of the portfolio's performance, management extended the suspension of the loan loss provision throughout 1999 and reversed $2.0 million from the allowance for loan losses in the first quarter of the year. The impact of this reversal on the Company's 1999 earnings was an after-tax benefit of $1.1 million, or $0.06 per share. In the fourth quarter of the year, an additional $400,000 was reversed from the loan loss allowance and used to establish a recourse reserve for the $211.6 million in multi-family mortgage loans that were sold to the FHLB-NY. The $400,000 is included in "other expense" and had no impact on earnings in 1999. The allowance for loan losses thus declined to $7.0 million, or 0.44% of loans, net, and 226.22% of non-performing loans, at December 31, 1999. Reflecting the historic strength of the Company's assets, the $7.0 million also represented 493.06% of accumulated net charge-offs for the 13 years ended on that date.

Other Operating Income

      The interest income generated by the Company's interest-earning assets is complemented by other operating income, traditionally derived from service fees and fees charged on loans and depository accounts. In 2000, the Company's other operating income was substantially


--------------------------------------------------------------------------------
                                  Twenty-Seven
augmented by income from its investment in Bank-owned Life Insurance ("BOLI") on December 30, 1999.

      With the Haven acquisition, the Company has significantly enhanced its ability to generate fee income. The Company is expected to benefit from the addition of 72 CFS Bank branches and the sale of investment products through its subsidiary, CFS Investments. In addition, the Company's original $30.0 million investment in BOLI increased to $60.0 million, as a result of Haven's having invested $30.0 million in BOLI on October 2, 2000.

2000 and 1999 Comparison:

      The Company recorded other operating income of $21.6 million in 2000, up $19.1 million from the year-earlier amount. While the increase primarily reflects the non-recurring gain of $13.5 million stemming from the sale of the Company's former headquarters on December 30th, core other operating income rose a solid $5.6 million to $8.1 million, excluding the gain.

      The $5.6 million increase reflects a $2.9 million rise in core other income to $3.6 million (including $1.9 million derived from the Company's BOLI investment) and a $2.7 million rise in fee income to $4.6 million (largely reflecting income generated by the sale of banking services and investment products).

      In 2001, the Company anticipates recording approximately $3.8 million in BOLI income, reflecting the combination of its original $30.0 million investment and the $30.0 million investment made by Haven. In addition, the Company expects to enjoy the full-year benefit of selling products and services in an 86-branch network and of introducing the sale of investment products in the fourteen branches of Queens County Savings Bank. Accordingly, management currently expects 2001 other operating income to range between $38.0 million and $39.0 million.

      Factors that could cause the level of other operating income to fall materially below the range expected include an increase in competition for financial products and services and a change in the current level of market interest rates.

1999 and 1998 Comparison:

      Other operating income totaled $2.5 million in 1999, down $31,000 from the level recorded in 1998. The reduction was the net effect of a $248,000 decline in fee income to $1.9 million and a $217,000 increase in other income to $660,000. In 1998, fee income was bolstered by penalties paid during an extended period of mortgage loan prepayment activity.

Operating Expense and Amortization of Goodwill

      Among the Company's distinguishing characteristics is a demonstrated ability to contain operating expense. Traditionally consisting of compensation and benefits, occupancy and equipment, general and administrative ("G&A"), and other expenses, the Company's operating expense has typically represented a below-average percentage of average assets and contributed to an efficiency ratio that has ranked among the thrift industry's best.

      Included in compensation and benefits expense are expenses associated with the amortization and appreciation of shares held in the Company's stock-related benefit plans ("plan-related expenses") which are added back to stockholders' equity at the end of the period.

      Reflecting the acquisition of Haven Bancorp on November 30, 2000, the Company also recorded the amortization of goodwill as an expense.

2000 and 1999 Comparison:

      Excluding the $22.8 million impact of the aforementioned ESOP allocation, the Company recorded core operating expense of $27.0 million, or 1.17% of average assets, as compared to core operating expense of $22.3 million, or 1.19% of average assets, in 1999. The 1999 amount excludes a net gain of $865,000 pursuant to the freezing of the Company's defined benefit pension plan in the third quarter, and the implementation of an early retirement plan in the fourth quarter of the year. On a reported basis, operating expense totaled $49.8 million in 2000, as compared to $21.4 million in 1999. The 2000 amounts include $494,000 in goodwill amortization stemming from the Haven acquisition. There was no comparable expense in 1999.

      Core compensation and benefits expense totaled $16.2 million in 2000, as compared to $14.3 million in the prior year. Including the non-recurring items mentioned above, compensation and benefits expense totaled $39.6 million and $13.5 million, respectively, in the corresponding periods. Plan-related expenses represented $24.8 million of the 2000 total and $2.6 million of the total in 1999.

      The higher level of operating expense in 2000 also reflects a $1.7 million rise in occupancy and equipment expense to $4.0 million, a $642,000 rise in G&A expense to $5.4 million, and a $78,000 rise in other operating expense to $950,000. While the higher level of occupancy and equipment expense includes the operation of the CFS Bank branches for the month of December, the higher levels of G&A and other expense largely reflect other acquisition-related costs.

      The rise in operating expense was partly offset by the higher levels of net interest income and other operating income in 2000, producing a core efficiency ratio of 35.72%, as compared to 28.70% in 1999. On the basis of cash earnings, the efficiency ratio improved to 24.47% from the year-earlier measure of 26.37%.

      While operating expense may be expected to rise in 2001, reflecting the full-year effect of staffing and operating the CFS Bank branches, the efficiency ratio is expected to stabilize in the range of 35% to 40%.


--------------------------------------------------------------------------------
                                  Twenty-Eight

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

      Based on certain assumptions regarding improvements in internal controls and the implementation of operating efficiencies throughout the branch network, management would expect operating expense to range between $68.0 million and $69.0 million in 2001, reflecting post-acquisition cost savings of approximately $14.0 million.

      Factors that could cause actual operating expense to differ materially from the range expected include a delay in the integration of the Bank's computer systems and a delay in reducing overlapping resources, including employees.

      As the efficiency ratio is a function not only of operating expense but also of net interest income and other operating income, factors that could cause the efficiency ratio to differ materially from current expectations include those cited in the previous discussions of anticipated net interest income and other operating income.

      On an annualized basis, the Company's goodwill expense may be expected to approximate $6.0 million. However, the Financial Accounting Standards Board (the "FASB") is currently considering a proposal that, if adopted, would discontinue the amortization of goodwill created with respect to business combinations, effective July 1, 2001. The amortization of goodwill is included in the Company's earnings estimates for 2001.

1999 and 1998 Comparison:

      The Company's focus on cost containment was demonstrated by a series of actions taken in 1999. Operating expense declined 17.6% to $21.4 million, or 1.14% of average assets, from $26.0 million, or 1.57% of average assets, in 1998. The $4.6 million reduction primarily stemmed from a 27.4% decline in compensation and benefits expense to $13.5 million, from $18.5 million in the year-earlier twelve months. The $5.0 million savings included the one-time gain of $1.6 million pursuant to the freezing of the Bank's defined benefit pension plan at September 30, which more than offset the one-time charge of $735,000 pursuant to the implementation of an early retirement window in the fourth quarter of the year. The reduction in compensation and benefits also reflects a $4.1 million decline in plan-related expenses to $2.6 million, pursuant to a change in the amortization period for the Company's ESOP to sixty years from thirty at January 1, 1999. While recorded as a charge against earnings, the $2.6 million was added back to stockholders' equity at December 31, 1999.

      The Company's 1999 operating expense also reflects a $157,000 decline in occupancy and equipment expense to $2.3 million, despite the Company's successful Y2K preparations and the opening of two banking offices in the second half of the year. This decline combined with the decrease in compensation and benefits expense to substantially offset increases of $221,000 and $444,000 in G&A expense and other expense to $4.8 million and $872,000, respectively. The increase in other expense primarily stemmed from the establishment of the $400,000 recourse reserve in connection with the fourth quarter sale of $211.6 million in multi-family mortgage loans to the FHLB-NY. As the $400,000 was reversed from the allowance for loan losses, this action had no impact on the Company's 1999 results.

      Reflecting the reduction in operating expense and the growth in net interest income, the Company's efficiency ratio improved to 29.95% from 36.51% on the basis of GAAP earnings and, on the basis of cash earnings, to 26.37% from 27.05%.

Income Tax Expense

      Income tax expense includes federal, New York State, and New York City income taxes. In addition, the Company's income tax expense reflects certain non-cash items stemming from the amortization and appreciation of shares held in its stock-related benefit plans. While these non-cash items are recorded as a charge against earnings, they are added back to stockholders' equity at the end of the period.

2000 and 1999 Comparison:

      The Company recorded income tax expense of $20.4 million in 2000, a year-over-year reduction of $347,000, despite a $7.5 million decline in pre-tax income to $44.9 million. As a result, the effective tax rate rose to 45.5% from 39.6%, the 1999 level; the higher rate was principally due to non-deductible expenses related to the acquisition-related allocation of ESOP shares.

      Included in 2000 income tax expense were plan-related expenses of $6.0 million (down from the year-earlier $7.3 million), all of which was added back to stockholders' equity at December 31, 2000.

      Management currently expects the effective tax rate to stabilize in the range of 39% to 40% in 2001.

1999 and 1998 Comparison:

      Reflecting a $7.3 million, or 16.2%, rise in pre-tax income to $52.4 million, the Company recorded 1999 income tax expense of $20.8 million, as compared to $18.2 million in 1998. The increase in pre-tax income was partly offset by a decline in the effective tax rate to 39.61% from 40.29% in the year-earlier period, and by a decline in non-cash items to $7.3 million from $8.1 million.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

      On September 29, 2000, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets


--------------------------------------------------------------------------------
                                   Twenty-Nine
and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125, which was issued in June 1996, and addresses implementation issues that were identified in applying SFAS No. 125. SFAS No. 140 is effective for transfers of financial assets (including securitizations) occurring after March 31, 2001. However, the provisions of SFAS No. 140 related to the recognition and reclassification of collateral in financial statements and disclosures related to securities transactions and collateral are effective for fiscal years ending after December 15, 2000. The Company does not expect the adoption of SFAS No. 140 to have a material effect upon its financial statements.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS PAID PER COMMON SHARE

      Shares of New York Community Bancorp, Inc. are traded on the Nasdaq National Markett under the symbol "NYCB." At December 31, 2000, the number of outstanding shares was 29,580,124.

      The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by The Nasdaq Stock Markett, and the cash dividends paid per common share for each of the four quarters of 2000 and 1999.

                                                     Market Price(1)
                Dividends Declared
                per Common Share(1)        High            Low            Close
--------------------------------------------------------------------------------
2000
1st Quarter           $0.2500            $27.125        $17.325          $18.063
2nd Quarter            0.2500             21.188         17.250           18.438
3rd Quarter            0.2500             29.063         18.500           28.875
4th Quarter            0.2500             37.813         25.500           36.750
--------------------------------------------------------------------------------
1999
1st Quarter           $0.2500            $31.938        $26.500          $27.000
2nd Quarter            0.2500             36.125         26.875           32.375
3rd Quarter            0.2500             33.125         26.000           27.625
4th Quarter            0.2500             32.875         25.750           27.125
================================================================================

(1) Amounts shown have not been adjusted to reflect the 3-for-2 stock split scheduled to occur on March 29, 2001.


--------------------------------------------------------------------------------
                                     Thirty

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

                             CONSOLIDATED STATEMENTS
                                  OF CONDITION

                                                                                                        DECEMBER 31,
                                                                                               ----------------------------
(in thousands, except share data)                                                                 2000              1999
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                        $  133,093        $  31,224
Money market investments                                                                          124,622            6,000
Securities held to maturity ($120,125 pledged at December 31, 2000) (note 4)                      222,534          184,637
Mortgage-backed securities held to maturity (note 5)                                                1,923            2,094
Securities available for sale ($127,858 pledged at December 31, 2000) (note 6)                    303,734           12,806
Mortgage loans, net (note 11)                                                                   3,594,720        1,599,392
Other loans, net                                                                                   39,730            8,718
Less: Allowance for loan losses                                                                   (18,064)          (7,031)
---------------------------------------------------------------------------------------------------------------------------
Loans, net (notes 7 and 8)                                                                      3,616,386        1,601,079
Premises and equipment, net                                                                        39,191           10,060
Goodwill (note 2)                                                                                 118,070               --
Deferred tax asset, net (note 12)                                                                  42,360            5,496
Other assets (notes 9 and 14)                                                                     108,872           53,439
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   $4,710,785       $1,906,835
===========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 10):
  NOW and money market accounts                                                                $  719,420       $  103,422
  Savings accounts                                                                                492,604          274,501
  Certificates of deposit                                                                       1,873,810          658,238
  Non-interest-bearing accounts                                                                   171,360           39,857
---------------------------------------------------------------------------------------------------------------------------
Total deposits                                                                                  3,257,194        1,076,018
---------------------------------------------------------------------------------------------------------------------------
Official checks outstanding                                                                        41,239           31,189
Borrowings (note 11)                                                                            1,037,505          636,378
Mortgagors' escrow                                                                                 11,291           10,288
Other liabilities (note 14)                                                                        56,146           15,821
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                               4,403,375        1,769,694
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (note 3):
  Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)                              --               --
  Common stock at par $0.01 (60,000,000 shares authorized;
    30,970,693 shares issued; 29,580,124 and 21,010,127 shares
    outstanding at December 31, 2000 and 1999, respectively)                                          310              310
  Paid-in capital in excess of par                                                                174,450          147,607
  Retained earnings (substantially restricted) (note 17)                                          146,514          150,545
  Less: Treasury stock (1,390,569 and 9,960,566 shares, respectively)                              (2,388)        (145,122)
        Unallocated common stock held by ESOP (note 15)                                            (8,485)         (12,388)
        Common stock held by SERP and Deferred Compensation Plans
         (notes 14 and 15)                                                                         (3,770)          (3,770)
        Unearned common stock held by RRPs (note 15)                                                  (41)             (41)
Accumulated other comprehensive income, net of tax effect                                             820               --
---------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                        307,410          137,141
---------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 13)
Total liabilities and stockholders' equity                                                     $4,710,785       $1,906,835
===========================================================================================================================

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
                                   Thirty-One

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            CONSOLIDATED STATEMENTS
                       OF INCOME AND COMPREHENSIVE INCOME

                                                                                       YEARS ENDED DECEMBER 31,
                                                                              ---------------------------------------------
(in thousands, except per share data)                                          2000               1999              1998
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Mortgage and other loans (note 7)                                           $151,626          $131,618          $123,784
  Securities                                                                    17,974            10,169             7,464
  Mortgage-backed securities                                                     3,795               893             2,338
  Money market investments                                                       1,437               443               691
---------------------------------------------------------------------------------------------------------------------------
Total interest income                                                          174,832           143,123           134,277
---------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  NOW and money market accounts                                                  4,892             2,456             1,944
  Savings accounts                                                               6,346             6,329             6,224
  Certificates of deposit                                                       41,178            35,123            36,251
  Borrowings (note 11)                                                          49,302            30,283            21,290
  Mortgagors' escrow                                                                33                29                46
---------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                         101,751            74,220            65,755
---------------------------------------------------------------------------------------------------------------------------
    Net interest income                                                         73,081            68,903            68,522
Reversal of provision for loan losses (note 8)                                      --             2,400                --
---------------------------------------------------------------------------------------------------------------------------
    Net interest income after reversal of provision for loan losses             73,081            71,303            68,522
---------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
  Fee income                                                                     4,595             1,863             2,111
  Other (note 7)                                                                17,050               660               443
---------------------------------------------------------------------------------------------------------------------------
Total other operating income                                                    21,645             2,523             2,554
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSE:
  Compensation and benefits (notes 14 and 15)                                   39,014            13,458            18,529
  Occupancy and equipment (note 13)                                              3,953             2,289             2,446
  General and administrative                                                     5,413             4,771             4,550
  Other                                                                            950               872               428
---------------------------------------------------------------------------------------------------------------------------
Total operating expense                                                         49,330            21,390            25,953
  Amortization of goodwill                                                         494                --                --
---------------------------------------------------------------------------------------------------------------------------
Total expense                                                                   49,824            21,390            25,953
Income before income taxes                                                      44,902            52,436            45,123
Income tax expense (note 12)                                                    20,425            20,772            18,179
---------------------------------------------------------------------------------------------------------------------------
    Net income                                                                $ 24,477          $ 31,664          $ 26,944
---------------------------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax:
  Unrealized gain (loss) on securities                                             820               (34)              (23)
---------------------------------------------------------------------------------------------------------------------------
    Comprehensive income                                                      $ 25,297          $ 31,630          $ 26,921
---------------------------------------------------------------------------------------------------------------------------
    Earnings per share                                                           $1.30             $1.71             $1.41
    Diluted earnings per share                                                   $1.25             $1.67             $1.34
===========================================================================================================================

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
                                   Thirty-Two

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

                             CONSOLIDATED STATEMENTS
                       OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                        YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------------
(in thousands, except per share data)                                            2000             1999              1998
--------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (Par Value: $0.01):
  Balance at beginning of year                                                 $   310           $   310           $   206
  Stock splits (0; 0; and 10,323,460 shares)                                        --                --               104
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                             310               310               310
--------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year                                                 147,607           138,180           125,000
  Tax benefit on stock plans                                                     5,953             7,269             8,071
  Common stock acquired by SERP and
    Deferred Compensation Plans                                                     --                --             1,278
  Allocation of ESOP stock                                                      20,890             2,158             3,938
  Stock splits (0; 0; and 10,323,460 shares)                                        --                --              (104)
  Cash paid in lieu of fractional shares                                            --                --                (3)
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         174,450           147,607           138,180
--------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at beginning of year                                                 150,545           165,383           166,230
  Net income                                                                    24,477            31,664            26,944
  Dividends paid on common stock                                               (17,847)          (18,563)          (12,636)
  Exercise of stock options (446,091; 1,045,223; and
    784,740 shares)                                                            (10,661)          (27,939)          (15,155)
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                         146,514           150,545           165,383
--------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of year                                                (145,122)         (137,901)         (104,148)
  Purchase of common stock (1,703,873; 1,285,992; and
    1,957,530 shares)                                                          (41,483)          (38,352)          (52,533)
  Shares issued in the acquisition                                             174,283                --                --
  Common stock acquired by SERP                                                     --                --             1,278
  Exercise of stock options (446,091; 1,045,223; and
    784,740 shares)                                                              9,934            31,131            17,502
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (2,388)         (145,122)         (137,901)
--------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN:
  Balance at beginning of year                                                 (12,388)          (12,767)          (13,526)
  Allocation of ESOP stock                                                       3,903               379               759
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (8,485)          (12,388)          (12,767)
--------------------------------------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS:
  Balance at beginning of year                                                  (3,770)           (3,770)           (2,492)
  Common stock acquired by SERP and
    Deferred Compensation Plans                                                     --                --            (1,278)
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (3,770)           (3,770)           (3,770)
--------------------------------------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS:
  Balance at beginning of year                                                     (41)              (63)             (812)
  Earned portion of RRPs                                                            --                22               749
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                             (41)              (41)              (63)
--------------------------------------------------------------------------------------------------------------------------
ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year                                                      --                34                57
  Net unrealized appreciation (depreciation) in securities,
    net of tax                                                                     820               (34)              (23)
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                             820                --                34
--------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                   $ 307,410         $ 137,141         $ 149,406
==========================================================================================================================

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
                                  Thirty-Three

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS

                                                                                        YEARS ENDED DECEMBER 31,
                                                                            ----------------------------------------------
(in thousands)                                                                  2000              1999              1998
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $   24,477         $  31,664         $  26,944
--------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash used in
    operating activities:
      Depreciation and amortization                                              1,461               923               921
      Reversal of provision for loan losses                                         --            (2,400)               --
      Acquired allowance                                                        11,033                --                --
      (Accretion of discounts) amortization of premiums, net                    (1,818)                2               106
      Amortization of net deferred loan origination fees                         4,808             1,372               244
      Amortization of goodwill                                                     494                --                --
      Net gain on redemption and sales of securities and
        mortgage-backed securities                                                (704)              (91)              (91)
      Net gain on sale of foreclosed real estate and loans                        (121)             (126)             (167)
      Net gain on sale of former headquarters                                  (13,500)               --                --
      Tax benefit on stock plans                                                 5,953             7,269             8,071
      Earned portion of RRPs                                                        --                22               749
      Earned portion of ESOP                                                    24,793             2,537             4,697
  Changes in assets and liabilities:
      Goodwill recognized in acquisition of Haven Bancorp                     (118,070)               --                --
      (Increase) decrease in deferred income taxes                             (36,864)              421              (403)
      (Increase) decrease in other assets                                      (55,433)          (32,569)            1,033
      Increase (decrease) in official checks outstanding                        10,050            (3,298)            5,047
      Increase (decrease) in other liabilities                                  40,325             7,256            (5,234)
--------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                             (127,593)          (18,682)           14,973
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                           (103,116)           12,982            41,917
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from redemption and sales of securities and
    mortgage-backed securities held to maturity                                 64,396            17,380           168,529
  Proceeds from redemption and sales of securities available for sale          447,508            14,534                --
  Purchase of securities held to maturity                                      (24,754)          (48,041)         (195,788)
  Purchase of securities available for sale                                   (738,436)           (6,794)           (2,081)
  Net increase in loans                                                     (2,021,624)         (329,480)         (101,934)
  Proceeds from sale of loans and foreclosed real estate                       103,860           216,129            10,358
  Acquisition or purchase of premises and equipment, net                       (30,592)             (584)             (538)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (2,199,642)         (136,856)         (121,454)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in mortgagors' escrow                                  1,003            (2,796)            2,394
  Net increase (decrease) in deposits                                        2,181,176           (26,267)           33,124
  Net increase in borrowings                                                   401,127           197,323           129,391
  Cash dividends and stock options exercised                                   (28,508)          (46,502)          (27,791)
  Purchase of Treasury stock, net of stock options exercised                   (31,549)           (7,221)          (35,031)
  Shares acquired by SERP                                                           --                --             1,278
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                    2,523,249           114,537           103,365
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           220,491            (9,337)           23,828
Cash and cash equivalents at beginning of period                                37,224            46,561            22,733
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                 $   257,715         $  37,224         $  46,561
==========================================================================================================================
Supplemental information:
  Cash paid for:
    Interest                                                                  $101,759           $74,177           $65,767
    Income taxes                                                                11,754            14,582            10,489
--------------------------------------------------------------------------------------------------------------------------
Transfers to foreclosed real estate from loans                                      --               223               772
--------------------------------------------------------------------------------------------------------------------------
Transfers to real estate held for investment from foreclosed real estate            --               457               535
==========================================================================================================================

See accompanying notes to the consolidated financial statements.


--------------------------------------------------------------------------------
                                   Thirty-Four

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

                                    NOTES TO
                     THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      As more fully described in Note 3, Queens County Savings Bank, now known as New York Community Bank (the "Bank"), converted from a mutual savings bank to the capital stock form of ownership on November 23, 1993. In anticipation of the conversion, Queens County Bancorp, Inc., now known as New York Community Bancorp, Inc. (the "Company" or the "Parent"), was formed on July 20, 1993.

      On June 27, 2000, the Company entered into an agreement and plan of merger with Haven Bancorp, Inc. ("Haven"), parent of CFS Bank, under which it would acquire Haven in a purchase transaction valued at $174.3 million. On November 30, 2000, Haven merged with and into the Company, and on January 31, 2001, CFS Bank merged with and into New York Community Bank. The Company therefore operated two subsidiaries during December 2000: New York Community Bank and CFS Bank (the "Subsidiaries").

      The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiaries follow in preparing and presenting their consolidated financial statements, which conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 2000 presentation.

Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

      Securities and mortgage-backed securities that the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed securities, for actual prepayments. Securities and mortgage-backed securities to be held for indefinite periods of time and not intended to be held to maturity are classified as "available for sale" securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders' equity. Gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method.

Loans

      Loans are carried at unpaid principal balances, less unearned discounts, net of deferred loan origination fees and the allowance for loan losses.

      The Company applies Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures" to all loans except smaller balance homogenous consumer loans (including one-to-four family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the loan's contractual terms. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. The allowance is based on management's periodic evaluation of the adequacy of the allowance, taking into consideration known and inherent risks in the portfolio, the Bank's past loan loss experience, adverse situations which may affect its borrowers' ability to repay, overall portfolio quality, and current and prospective economic conditions. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.


--------------------------------------------------------------------------------
                                   Thirty-Five

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Fees are charged for originating mortgage loans at the time of commitment. Loan origination fees, partially offset by certain expenses associated with loans originated, are amortized to interest on loans over the life of the loan, using the interest method. Adjustable rate mortgages that have a lower rate during the introductory period (usually one year) will reflect the amortization of a substantial portion of the net deferred fee as a yield adjustment during the introductory period.

      Loans are classified as "in foreclosure," and the accrual of interest and amortization of origination fees are discontinued, when management considers collection to be doubtful.

Premises and Equipment

      Premises, furniture and fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

      Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 2000, 1999, and 1998 amounted to $1,461,000, $923,000, and $921,000, respectively.

Foreclosed Real Estate

      Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less the estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

Income Taxes

      Income tax expense consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which the allowance is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Stock Option Plans

      In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 31, 1995. Pro forma disclosures required for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994.

      The Company had four stock option plans at December 31, 2000, including two plans for directors and employees of the former CFS Bank and two plans for directors and employees of the former Queens County Savings Bank. The Company applies APB Opinion No. 25 and the related interpretations in accounting for its plans and, accordingly, no compensation cost has been recognized.

Retirement Plans

      The Company maintains two pension plans, one for employees of the former Queens County Savings Bank, and one for employees of the former CFS Bank, covering substantially all employees who had attained minimum service requirements. The Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the CFS Bank Retirement Plan was frozen at June 30, 1996. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.

Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and federal funds sold.

Earnings per Share (Basic and Diluted)

      Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted


--------------------------------------------------------------------------------
                                   Thirty-Six

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity.

      For the years ended December 31, 2000, 1999, and 1998, the weighted average number of common shares outstanding used in the computation of basic EPS was 18,845,676; 18,526,890; and 19,091,705, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 19,531,588; 18,939,867; and 20,181,013 for the corresponding periods. The differential in the weighted average number of common shares outstanding used in the computation of basic and diluted EPS represents the average common stock equivalents of stock options.

NOTE 2:

BUSINESS COMBINATIONS

      On November 30, 2000, the Company acquired Haven Bancorp, Inc., parent of CFS Bank, which operated 70 branch offices in New York City, Nassau, Suffolk, Westchester and Rockland counties, New Jersey, and Connecticut. At the date of acquisition, Haven had consolidated assets of $2.7 billion, including loans, net, of $2.2 billion, and consolidated liabilities of $2.6 billion, including deposits of $2.1 billion. In accordance with the plan and agreement of merger, holders of Haven's common stock received 1.04 shares of common stock of New York Community Bancorp for each share of Haven common stock held at the date of the acquisition. In connection therewith, the Company issued 9,827,744 shares of common stock from Treasury with a value of $174.3 million. The excess of cost over fair value of net assets acquired was $118.6 million, to be amortized on a straight-line basis over 20 years.

NOTE 3:

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

      On November 23, 1993, the Company became a public company and issued its initial offering of 4,588,500 shares of common stock (par value: $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50 percent of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company-only financial information is presented in Note 18.

      As a result of five stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; and 3-for-2 stock splits on April 10 and October 1, 1997, and September 29, 1998), the initial offering price was adjusted to $3.71 per share. The number of shares outstanding at December 31, 2000 was 29,580,124.

      Reflecting a 3-for-2 stock split scheduled to occur on March 29, 2001, the initial offering price will adjust to $2.47 per share and the number of outstanding shares at December 31, 2000 will adjust to 44,370,186.


--------------------------------------------------------------------------------
                                  Thirty-Seven

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 4:

SECURITIES HELD TO MATURITY

      Securities held to maturity at December 31, 2000 and 1999 are summarized as follows:

                                                                                  DECEMBER 31, 2000
                                                            --------------------------------------------------------------
                                                                                Gross            Gross          Estimated
(in thousands)                                                Cost         Unrealized Gain  Unrealized Loss   Market Value
--------------------------------------------------------------------------------------------------------------------------
U.S. Government and agency obligations                      $125,325            $ --            $  (833)        $124,492
--------------------------------------------------------------------------------------------------------------------------
Capital trust notes                                           25,191              --             (1,299)          23,892
--------------------------------------------------------------------------------------------------------------------------
FHLB stock                                                    72,016              --                 --           72,016
--------------------------------------------------------------------------------------------------------------------------
FNMA stock                                                         2             206                 --              208
--------------------------------------------------------------------------------------------------------------------------
Total stock                                                   72,018             206                 --           72,224
--------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity                           $222,534            $206            $(2,132)        $220,608
==========================================================================================================================

                                                                                  DECEMBER 31, 1999
                                                            --------------------------------------------------------------
                                                                                Gross            Gross          Estimated
(in thousands)                                                Cost         Unrealized Gain  Unrealized Loss   Market Value
--------------------------------------------------------------------------------------------------------------------------
U.S. Government and agency obligations                      $140,325            $ --            $(4,528)        $135,797
--------------------------------------------------------------------------------------------------------------------------
Capital trust notes                                            3,500              --                 --            3,500
--------------------------------------------------------------------------------------------------------------------------
FHLB stock                                                    40,810              --                 --           40,810
--------------------------------------------------------------------------------------------------------------------------
FNMA stock                                                         2              72                 --               74
--------------------------------------------------------------------------------------------------------------------------
Total stock                                                   40,812              72                 --           40,884
--------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity                           $184,637            $ 72            $(4,528)        $180,181
==========================================================================================================================

      The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 2000 by remaining term to maturity:

                                                                        ---------------------------------------------------
                                                                         U.S. Government     Capital Trust      Estimated
(in thousands)                                                            and Agencies           Notes        Market Value
---------------------------------------------------------------------------------------------------------------------------
3 to 5 years                                                                $125,325              $ --          $124,492
---------------------------------------------------------------------------------------------------------------------------
Up to 30 years                                                                    --            25,191            23,892
===========================================================================================================================

      Because the sale of Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") stock is restricted by the respective governmental agencies, these securities are not considered marketable equity securities. FHLB stock is carried at cost, which approximates value at redemption.

NOTE 5:

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

      Mortgage-backed securities held to maturity at December 31, 2000 and 1999 are summarized as follows:

                                                      -------------------------
                                                             DECEMBER 31,
-------------------------------------------------------------------------------
(in thousands)                                           2000              1999
-------------------------------------------------------------------------------
Principal balance                                     $ 1,926           $ 2,097
Unamortized discount                                       (3)               (3)
-------------------------------------------------------------------------------
Mortgage-backed securities, net                         1,923             2,094
Gross unrealized gains                                     56                41
-------------------------------------------------------------------------------
Estimated market value                                $ 1,979           $ 2,135
===============================================================================


--------------------------------------------------------------------------------
                                  Thirty-Eight

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

      The amortized cost and estimated market value of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 2000 by remaining term to maturity:

                                                           DECEMBER 31, 2000
                                                      --------------------------
                                                                    Estimated
(in thousands)                                        Cost Basis   Market Value
--------------------------------------------------------------------------------
Over 1 year to 5 years                                   $1,923           $1,979
--------------------------------------------------------------------------------
Mortgage-backed securities, net                          $1,923           $1,979
--------------------------------------------------------------------------------

      There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2000, 1999, or 1998. On April 1, 1999, the Company reclassified $14.1 million of mortgage-backed securities held to maturity as securities available for sale, pursuant to the adoption of SFAS No. 133.

NOTE 6:

SECURITIES AVAILABLE FOR SALE

      Securities available for sale at December 31, 2000 and 1999 are summarized as follows:

                                                       --------------------------------------------------------
                                                                          DECEMBER 31, 2000
---------------------------------------------------------------------------------------------------------------
                                                      Amortized       Gross            Gross         Estimated
(in thousands)                                          Cost      Unrealized Gain  Unrealized Loss  Market Value
---------------------------------------------------------------------------------------------------------------
Debt and equity securities available for sale:
  U.S. Government and agency obligations              $ 59,669        $     --        $     --         $ 59,669
  Corporate bonds                                       61,140              --              --           61,140
  Equity                                                23,268              --              --           23,268
---------------------------------------------------------------------------------------------------------------
Total                                                 $144,077        $     --        $     --         $144,077
---------------------------------------------------------------------------------------------------------------
Mortgage-backed securities available for sale:
  GNMA certificates                                   $  1,059        $      8        $     --         $  1,067
  FNMA certificates                                     80,286              --              --           80,286
  FHLMC certificates                                     4,963              --              --            4,963
  CMOs and REMICs                                       73,341              --              --           73,341
---------------------------------------------------------------------------------------------------------------
Total                                                 $159,649        $      8        $     --         $159,657
---------------------------------------------------------------------------------------------------------------
Total securities available for sale                   $303,726        $      8        $     --         $303,734
===============================================================================================================

                                                       --------------------------------------------------------
                                                                          DECEMBER 31, 1999
---------------------------------------------------------------------------------------------------------------
                                                      Amortized       Gross            Gross         Estimated
(in thousands)                                          Cost      Unrealized Gain  Unrealized Loss  Market Value
---------------------------------------------------------------------------------------------------------------
Equity                                                $ 12,805        $    364        $   (363)        $ 12,806
===============================================================================================================


--------------------------------------------------------------------------------
                                   Thirty-Nine

      The following table summarizes securities available for sale at December 31, 2000, based on contractual maturity. The average yield was determined by dividing the actual income derived in 2000 from each type of security by the respective fair values.

                                                ------------------------------------------------------------------------------------
                                                                Due
                                                  Due in       Within          Due
                                                 One Year      One to         After        Total        Fair
(dollars in thousands)                            or Less    Five Years    Five Years      Cost         Value        Yield
------------------------------------------------------------------------------------------------------------------------------------
U.S. Government and agency obligations           $ 9,954       $29,214      $ 20,501     $ 59,669     $ 59,669         6.26%
Corporate bonds                                       --            --        61,140       61,140       61,140         9.20
Equity                                            23,268            --            --       23,268       23,268         4.30
GNMA certificates                                     --            --         1,059        1,059        1,067         7.24
FNMA certificates                                     --            --        80,286       80,286       80,286         6.72
FHLMC certificates                                    --            --         4,963        4,963        4,963         8.13
CMOs and REMICs                                       --            --        73,341       73,341       73,341         7.09
------------------------------------------------------------------------------------------------------------------------------------
Total securities available for sale              $33,222       $29,214      $241,290     $303,726     $303,734         7.21%
====================================================================================================================================

NOTE 7:

LOANS

    The composition of the loan portfolio at December 31, 2000 and 1999 is summarized as follows:

                                                       -------------------------
                                                              DECEMBER 31,
--------------------------------------------------------------------------------
(in thousands)                                               2000           1999
--------------------------------------------------------------------------------
MORTGAGE LOANS:
  1-4 family                                           $1,267,080     $  152,644
  Multi-family                                          1,945,656      1,348,351
  Commercial real estate                                  324,068         96,008
  Construction                                             59,469          4,793
--------------------------------------------------------------------------------
Total mortgage loans                                    3,596,273      1,601,796
--------------------------------------------------------------------------------
Less: Net deferred loan origination fees                    1,553          2,404
--------------------------------------------------------------------------------
Mortgage loans, net                                     3,594,720      1,599,392
--------------------------------------------------------------------------------
OTHER LOANS:
  Cooperative apartment                                     3,726          4,856
  Home equity                                              12,240          1,347
  Passbook savings                                            779            331
  Student                                                     683              8
  Other                                                    22,320          2,200
--------------------------------------------------------------------------------
Total other loans                                          39,748          8,742
Less: Unearned discounts                                       18             24
--------------------------------------------------------------------------------
Other loans, net                                           39,730          8,718
Less: Allowance for loan losses                            18,064          7,031
--------------------------------------------------------------------------------
Loans, net                                             $3,616,386     $1,601,079
================================================================================

      The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 2000 and 1999, approximately $3.1 billion and $1.6 billion, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, economic conditions in the State of New York may have a significant impact on the market value of the real estate collateralizing such loans and on the ability of the Company's borrowers to honor their contracts.

      Prior to 2000, the Bank held all adjustable rate one-to-four family mortgage loans that it originated, and generally sold any fixed rate one-to-four family mortgage loans it originated to Savings Bank Life Insurance ("SBLI"), while retaining the servicing rights. One-to-four family mortgage


--------------------------------------------------------------------------------
                                      Forty

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

loans sold to SBLI during the years ended December 31, 1999 and 1998 amounted to $2.0 million and $1.6 million, respectively; no one-to-four family mortgage loans were sold to SBLI during 2000.

      On December 28, 2000, the Bank sold 458 fixed rate one-to-four family mortgage loans totaling $105.7 million that it had acquired in the Haven transaction, while retaining the servicing rights. The proceeds from the loan sales were used, together with the proceeds from the sale of securities in December, to reduce the balance of higher cost FHLB borrowings at year-end.

      In December 2000, the Bank sold one-to-four family mortgage loans totaling $1.7 million that were originated on a pass-through basis to Cendant Mortgage Corporation.

      On December 29, 1999, the Bank sold a $211.6 million interest in multi-family mortgage loans from its portfolio to the Federal Home Loan Bank of New York ("FHLB-NY"), while retaining the servicing rights. In connection with this transaction, the Bank provided additional collateral of $75.8 million in loans to the FHLB-NY. In 1998, the Bank originated and sold $7.1 million in multi-family mortgage loans to another financial institution, with the servicing rights retained. No multi-family loans were sold in 2000.

      The Bank services mortgage loans for various third parties, including the FHLB-NY, SBLI, FNMA, and the State of New York Mortgage Agency ("SONYMA"). The unpaid principal balance of serviced loans amounted to $1.1 billion, $224.8 million, and $18.8 million at December 31, 2000, 1999, and 1998, respectively. Custodial escrow balances maintained in connection with such loans amounted to $3.4 million, $1.9 million, and $60,000 at the corresponding dates.

      Commitments to originate first mortgage loans at December 31, 2000 and 1999 amounted to approximately $180.1 million and $72.9 million, respectively. Substantially all of the commitments at December 31, 2000 were expected to close within 90 days and were made at interest rates that are fixed for five years before adjusting to a point over prime in year six.

NOTE 8:

ALLOWANCE FOR LOAN LOSSES

      Activity in the allowance for loan losses for the years ended December 31, 2000, 1999, and 1998 is summarized as follows:

                                               ---------------------------------
                                                            DECEMBER 31,
--------------------------------------------------------------------------------
(in thousands)                                     2000        1999         1998
--------------------------------------------------------------------------------
Balance, beginning of year                      $ 7,031     $ 9,431      $ 9,431
Addition due to acquisition                      11,033          --           --
Reversal of provision for loan losses                --      (2,400)          --
--------------------------------------------------------------------------------
Balance, end of year                            $18,064     $ 7,031      $ 9,431
================================================================================

      The $11.0 million increase in the allowance for loan losses in 2000 stemmed from the Haven acquisition. In 1999, the Company reversed $2.0 million from the allowance for loan losses in the first quarter and, in the fourth quarter, reversed an additional $400,000 to establish a recourse reserve for the $211.6 million in loans sold to the FHLB-NY.

      Mortgage loans in foreclosure amounted to approximately $6.0 million, $2.9 million, and $5.5 million, at December 31, 2000, 1999, and 1998, respectively. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2000, 1999, and 1998, are summarized below:

                                                 ------------------------------
                                                            DECEMBER 31,
-------------------------------------------------------------------------------
(in thousands)                                       2000       1999       1998
-------------------------------------------------------------------------------
Interest income that would have been recorded     $   435    $   641    $ 1,079
Interest income recognized                            (51)       (70)      (150)
-------------------------------------------------------------------------------
Interest income foregone                          $   384    $   571    $   929
================================================================================


--------------------------------------------------------------------------------
                                    Forty-One

      The Company defines impaired loans as those loans in foreclosure that are not one-to-four family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent that it is received in cash. There were no impaired loans in 2000, 1999, or 1998.

NOTE 9:

FORECLOSED REAL ESTATE

      The following table summarizes transactions in foreclosed real estate, which is included in "other assets," for the years ended December 31, 2000 and 1999:

                                                             -------------------
                                                                 DECEMBER 31,
--------------------------------------------------------------------------------
(in thousands)                                                2000         1999
-------------------------------------------------------------------------------
Balance, beginning of year                                   $  66        $ 419
Acquired from Haven Bancorp                                     12           --
Transfers in                                                    --          520
Sales                                                          (66)        (841)
Transfers to real estate held for investment                    --          (32)
-------------------------------------------------------------------------------
Balance, end of year                                         $  12        $  66
================================================================================

      Foreclosed real estate is carried at fair market value; there were no valuation allowances at December 31, 2000 or 1999, and no provisions for the years ended December 31, 2000, 1999, or 1998.

NOTE 10:

DEPOSITS

      The following is a summary of weighted average interest rates at December 31, 2000 and 1999 for each type of deposit:

                                           ---------------------------------------------------------------------------------
                                                                              DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------
                                                           2000                                        1999
----------------------------------------------------------------------------------------------------------------------------
                                                          Percent      Weighted                       Percent    Weighted
(in thousands)                               Amount      of Total    Average Rate       Amount       of Total  Average Rate
----------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing demand accounts       $  171,360          5.26%        0.00%     $   39,857          3.70%       0.00%
NOW and money market accounts                 719,420         22.09         2.87         103,422          9.62        3.15
Savings accounts                              492,604         15.12         1.87         274,501         25.51        2.30
Certificates of deposit                     1,873,810         57.53         6.05         658,238         61.17        4.93
----------------------------------------------------------------------------------------------------------------------------
Total deposits                             $3,257,194        100.00%        4.40%     $1,076,018        100.00%       3.91%
============================================================================================================================

      The following is a summary of certificates of deposit in amounts of $100,000 or more at December 31, 2000 by remaining term to maturity:

                                  CDs of $100,000 or More Maturing Within
                  ------------------------------------------------------------------
                     0-3           3-6           6-12          Over 12
(in thousands)     Months        Months         Months         Months         Total
------------------------------------------------------------------------------------
Total maturities  $99,848        $62,240        $72,255       $86,389       $320,732
====================================================================================

      At December 31, 2000 and 1999, the aggregate amount of certificates of deposit of $100,000 or more was approximately $320.7 million and $161.2 million, respectively.


--------------------------------------------------------------------------------
                                  Forty-Two

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

NOTE 11:

BORROWINGS

      The Company maintains a line of credit with the FHLB that totaled $1.9 billion at December 31, 2000 and $762.7 million at December 31, 1999. The credit line is collateralized by stock in the FHLB and by certain securities and mortgage loans under a blanket pledge agreement in an amount equal to 110% of outstanding borrowings. At December 31, 2000, the outstanding balance of FHLB borrowings was $958.7 million, with a weighted average interest rate of 5.98%. At December 31, 1999 and 1998, the outstanding balances were $636.4 million and $439.1 million, with a weighted average interest rate of 5.27% and 5.22%, respectively. The Company's FHLB borrowings have scheduled maturities that fall within the next ten years.

      The Company also has four trusts formed under the State of Delaware for the purpose of issuing capital and common securities and investing the proceeds thereof in the junior subordinated deferrable interest debentures issued by the Company. On February 12, 1997, Haven Capital Trust I issued $25.0 million of 10.46% capital securities, which are scheduled to mature on February 1, 2027. The Company is the owner of all the beneficial interests represented by common securities of Haven Capital Trust I. Interest on the capital securities is payable in semi-annual installments, commencing on August 2, 1997.

      On May 26, 1999, Haven Capital Trust II completed the offering of $22.0 million of 10.25% capital securities. An additional $3.3 million of capital securities were issued on June 18, 1999. The capital securities pay interest quarterly and are scheduled to mature on September 30, 2029.

      On July 26, 2000, Queens Capital Trust I issued $10.0 million of 11.045% capital securities, which are scheduled to mature on July 19, 2030. Interest on the capital securities is payable semi-annually, commencing on January 19, 2000.

      On September 7, 2000, Queens Statutory Trust I issued $15.0 million of 10.60% capital securities, which are scheduled to mature on September 7, 2030. The securities pay interest semi-annually, commencing on March 7, 2001.

      For the twelve months ended December 31, 2000, the weighted average balance of total borrowings was approximately $817.8 million with a weighted average interest rate of 6.03%. In the year-earlier period, the weighted average balance was approximately $570.1 million, with a weighted average interest rate of 5.31%. The maximum amount of FHLB borrowings outstanding at any month-end during the year ended December 31, 2000 was $958.7 million; in 1999, the maximum month-end amount was $732.0 million.

      The Company also maintains a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 2000.

NOTE 12:

FEDERAL, STATE, AND LOCAL TAXES

      The components of the net deferred tax asset at December 31, 2000 and 1999 are summarized as follows:

                                                          ---------------------
                                                                 DECEMBER 31,
-------------------------------------------------------------------------------
(in thousands)                                                2000         1999
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Financial statement loan loss allowance                 $  7,699     $  3,493
  Accrual for post-retirement benefits                       2,507        2,079
  Mark to market on securities available for sale           18,413           --
  Mark to market on loans                                    8,883           --
  Mark to market on borrowings                               3,178           --
  Loan origination costs                                     2,831           --
  SERP and Deferred Compensation Plans                       2,623        2,867
  Other                                                        302          389
-------------------------------------------------------------------------------
Total deferred tax assets                                   46,436        8,828
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Tax reserve in excess of base year reserve                (1,296)      (1,727)
  Pre-paid pension cost                                     (2,008)      (1,605)
  Other                                                       (772)          --
-------------------------------------------------------------------------------
Total deferred tax liabilities                              (4,076)      (3,332)
-------------------------------------------------------------------------------
Net deferred tax asset                                    $ 42,360     $  5,496
================================================================================


--------------------------------------------------------------------------------
                                  Forty-Three

      The net deferred tax asset at December 31, 2000 and 1999 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

      Income tax expense for the years ended December 31, 2000, 1999, and 1998 is summarized as follows:

                                          -------------------------------------
                                                         DECEMBER 31,
-------------------------------------------------------------------------------
(in thousands)                                2000          1999           1998
-------------------------------------------------------------------------------
Federal--current                          $ 15,362      $ 16,792       $ 15,465
State and local--current                     1,913         3,559          3,117
-------------------------------------------------------------------------------
Total current                               17,275        20,351         18,582
-------------------------------------------------------------------------------
Federal--deferred                            3,040           518             92
State and local--deferred                      110           (97)          (495)
-------------------------------------------------------------------------------
Total deferred                               3,150           421           (403)
-------------------------------------------------------------------------------
Total income tax expense                  $ 20,425      $ 20,772       $ 18,179
================================================================================

      The following is a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2000, 1999, and 1998:

                                                                   -------------------------------
                                                                         DECEMBER 31,
--------------------------------------------------------------------------------------------------
(in thousands)                                                        2000        1999        1998
--------------------------------------------------------------------------------------------------
Statutory federal income tax expense                              $ 15,716    $ 18,352    $ 15,793
State and local income taxes, net of federal income tax benefit      1,315       5,805       4,998
ESOP                                                                 5,865          84       1,926
BOLI                                                                  (735)         --          --
Other, net                                                          (1,736)     (3,469)     (4,538)
--------------------------------------------------------------------------------------------------
Total income tax expense                                          $ 20,425    $ 20,772    $ 18,179
==================================================================================================

Federal Income Taxes

      The Company and its subsidiaries file a consolidated federal income tax return on a calendar-year basis.

      Under federal tax law that existed prior to 1996, the Bank was generally allowed a bad debt deduction under the reserve method. The Small Business Job Protection Act of 1996 (the "Act"), enacted in August 1996, repealed the use of the reserve method for tax purposes. As a result, the Bank has computed its bad debt deduction using the direct charge-off method for tax years after 1995. The Act also required the Bank to recapture into taxable income over a six-year period the net additions to its tax bad debt reserves which occurred after 1987 (the "base year"). The Bank has previously provided for this deferred tax liability for post-1987 reserves in the financial statements. At December 31, 2000 and 1999, such deferred tax liability amounted to $1.3 million and $1.7 million, respectively.

      Pursuant to SFAS No. 109, "Accounting for Income Taxes," the Bank is generally not required to provide for deferred taxes for its pre-1988 tax bad debt reserve. Included in the Bank's retained earnings at December 31, 2000 and 1999 were $17.7 million (including $10.3 million from CFS Bank) and $7.4 million, respectively, which had been segregated for federal income tax purposes as a pre-1988 bad debt reserve, for which tax deductions were taken in prior years. Under the Act, this tax bad debt reserve could be recognized as taxable income if one of the following were to occur: (a) the Bank's retained earnings represented by this reserve were used for purposes other than to absorb losses from bad debts, including excess dividends or distributions in liquidation; (b) the Bank were to redeem its stock; (c) the Bank were to fail to meet the definition provided by the Internal Revenue Code for a bank; or (d) there was a change in the federal tax law. The Bank does not expect such reserves to be recaptured into taxable income.


--------------------------------------------------------------------------------
                                   Forty-Four

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

State and Local Taxes

      The Company files New York State franchise tax and New York City financial corporation tax returns on a calendar-year basis. The Company's annual tax liability for each year is the greater of a tax on (i) allocated net income;
(ii) allocated alternative net income; (iii) allocated assets; or (iv) a fixed minimum tax. Operating losses cannot be carried back or carried forward for New York State or New York City tax purposes. The Company has provided for New York State and New York City taxes based on allocated alternative net income for the years ended December 31, 2000, 1999, and 1998.

      Both New York State and New York City adopted legislation applicable to tax years after 1995 to permit the continued use of the reserve method for calculating bad debt deductions and to avoid the recapture of post-1987 tax bad debt reserves, except under certain limited circumstances. As a result, the New York State and New York City bad debt deduction is no longer predicated on the federal deduction.

      As a Delaware business corporation, the Company is required to file annual returns and to pay annual fees and an annual franchise tax to the State of Delaware. Such taxes and fees, which are not material, are included in income tax expense in the Consolidated Statements of Income and Comprehensive Income.

NOTE 13:

COMMITMENTS AND CONTINGENCIES

Lease Commitments

      At December 31, 2000, the Company was obligated under eighty non-cancelable operating lease agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The leases contain escalation clauses commencing at various times during the lives of the leases. Such clauses provide for increases in the annual rental, based on increases in the consumer price index.

      At December 31, 2000, the Company had entered into several non-cancelable operating lease agreements for rental of Bank-owned properties. The leases contain escalation clauses that provide for periodic increases in the annual rental, again based on increases in the consumer price index.

      The projected minimum annual rental commitments under these leases, exclusive of taxes and other charges, are summarized as follows:

(in thousands)                                   Rental Income   Rental Expense
--------------------------------------------------------------------------------
2001                                                  $1,245        $ 5,557
2002                                                   1,138          4,532
2003                                                   1,055          3,097
2004                                                     820          2,534
2005                                                     810          2,250
2006 and thereafter                                    1,371         14,425
--------------------------------------------------------------------------------
Total minimum future rentals                          $6,439        $32,395
================================================================================

      Included in "occupancy and equipment expense," the rental expense under these leases was approximately $1,072,000, $485,000, and $446,000 for the years ended December 31, 2000, 1999, and 1998, respectively. Rental income on Bank-owned properties, netted in occupancy and equipment expense, was approximately $1.1 million, $1.3 million, and $1.2 million for the corresponding periods.

      On December 15, 2000, the Company relocated its corporate headquarters to the former headquarters of Haven Bancorp, in Westbury, New York. Haven had purchased the office building and land in December 1997 under a lease agreement and Payment-in-lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA") which has been assumed by the Company. Under the IDA and PILOT agreements, the Company assigned the building and land to the IDA, is subleasing it for $1.00 per year for a 10-year period, and will repurchase the building for $1.00 upon expiration of the lease term in exchange for IDA financial assistance.

Legal Proceedings

      In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, based on consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

      In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of CFS Bank. At December 31, 2000, the Bank had a class action lawsuit pending, whereby the plaintiffs were seeking recovery of approximately $12.9 million in actual damages and an additional $12.9 million of unspecified damages. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against these actions and will continue to defend its position.


--------------------------------------------------------------------------------
                                   Forty-Five

NOTE 14:

EMPLOYEE BENEFITS

Retirement Plan

      The Company maintains two pension plans, one for employees of the former Queens County Savings Bank and one for employees of the former CFS Bank, covering substantially all employees who had attained minimum service requirements. The Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the CFS Bank Retirement Plan was frozen at June 30, 1996. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis. Since both plans were frozen prior to 2000, there was no service cost or employer contribution for the current year.

      Effective January 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits." SFAS No. 132 standardized the disclosures for pension and other post-retirement benefits by requiring additional information that facilitates financial analysis, and by eliminating certain disclosures that were no longer considered useful. Accordingly, SFAS No. 132 superseded the disclosure requirements in SFAS Nos. 87, 88, and 106. The following tables set forth the disclosures required under SFAS No. 132 for the two benefit plans, combined, in 2000 and for the Queens County Savings Bank plan, alone, in 1999 and 1998:

                                                         -----------------------
                                                           Pension Benefits
--------------------------------------------------------------------------------
(in thousands)                                                2000         1999
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year                 $ 22,051     $ 15,231
  Service cost                                                  --          641
  Interest cost                                              1,683        1,024
  Actuarial loss                                              (728)        (889)
  Benefits paid                                             (2,881)      (2,345)
--------------------------------------------------------------------------------
Benefit obligation at end of year                         $ 20,125     $ 13,662
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year               $ 26,758     $ 15,128
  Actual return on plan assets                               1,943        1,760
  Employer contribution                                         --          460
  Benefits paid                                             (2,881)        (898)
--------------------------------------------------------------------------------
Fair value of assets at end of year                       $ 25,820     $ 16,450
================================================================================
FUNDED STATUS:
  Funded status                                           $  5,695     $  1,968
  Unrecognized prior service cost                               --          906
  Unrecognized net actuarial (gain) loss                      (982)         542
--------------------------------------------------------------------------------
Prepaid benefit cost                                      $  4,713     $  3,416
================================================================================

                                                      YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                  2000        1999         1998
-------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS:
  Discount rate                                   8.00%       7.75%        6.75%
  Expected rate of return on plan assets          8.00        8.00         8.00
  Rate of compensation increase                   4.00        5.50         4.00
================================================================================
                                                      YEARS ENDED DECEMBER 31,
                                                  ------------------------------
(in thousands)                                    2000        1999         1998
-------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                $     --    $    641     $    580
  Interest cost                                  1,683       1,024          990
  Expected return on plan assets                (2,192)     (1,203)      (1,172)
  Amortization of prior service cost               (56)     (1,906)          19
-------------------------------------------------------------------------------
Net periodic benefit cost                     $   (565)   $ (1,444)    $    417
================================================================================


--------------------------------------------------------------------------------
                                    Forty-Six

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

Thrift Incentive Plan

      The Company maintains two defined contribution Thrift Incentive Plans in which all regular salaried employees may participate after one year of service and having attained age 21. Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the ESOP, all matching contributions to the Thrift Incentive Plan for Queens County Savings Bank employees were suspended, in order to comply with the limitations set forth by the Internal Revenue Code. In connection with the acquisition by New York Community Bancorp, all matching contributions to the CFS Bank Thrift Incentive Plan were suspended, effective January 1, 2001. Accordingly, there was one month of Company contributions for the year ended December 31, 2000, and no Company contributions for the years ended 1999 and 1998.

Other Compensation Plans

      The Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank, to ensure that the Bank will have their continued service and assistance in the conduct of its business in the future. These directors have provided, and will continue to provide, expertise that enables the Bank to experience successful growth.

Deferred Compensation Plan

      The Company maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances of $1.4 million and $682,000 at December 31, 2000 and 1999, respectively, are unfunded and, as such, are reflected in "other liabilities" in the Company's Consolidated Statements of Financial Condition.

Post-retirement Health Care Benefits

      The Company offers post-retirement benefits to its retired employees. The New York Community Bank plan provides comprehensive medical coverage through a major insurance company, subject to an annual deductible co-payment percentage and an offset against other insurance available to the retiree. The plan covers most medical expenses, including hospital services, doctors' visits, x-rays, and prescription drugs. Employees retiring after January 1, 1994 are required to share costs of the plan with the Bank, based upon a formula that takes into account age and years of service.

      The CFS Bank post-retirement plan provides life insurance coverage to retirees under an unfunded plan. Life insurance coverage in the first year of retirement is equal to three times annual pay at retirement, reduced by 10% (the "reduction amount"). For the next four years, life insurance coverage is reduced each year by the reduction amount. The maximum benefit is $50,000 on the earlier of (a) the fifth anniversary of retirement or (b) attaining age 70.

      The Company accrues the cost of such benefits during the years that an employee renders the necessary service. The following tables set forth the disclosures required under SFAS No. 132, as described on page 46 of this report, for the two benefit plans, combined, in 2000 and for the Queens County Savings Bank plan, alone, in 1999 and 1998:

                                                        Post-retirement Benefits
                                                        ------------------------
(in thousands)                                               2000          1999
-------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year                 $ 4,535       $ 3,110
  Service cost                                                226            89
  Interest cost                                               347           205
  Actuarial gain                                              (98)          (83)
  Benefits paid                                              (122)         (135)
-------------------------------------------------------------------------------
Benefit obligation at end of year                         $ 4,888       $ 3,186
===============================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year               $    --       $    --
  Actual return on plan assets                                 --            --
  Employer contribution                                       184            --
  Benefits paid                                              (184)         (170)
-------------------------------------------------------------------------------
Fair value of assets at end of year                       $    --       $  (170)
================================================================================
FUNDED STATUS:
 Accrued post-retirement benefit cost                     $(6,181)      $(4,252)
 Employer contribution                                        184            --
 Total net periodic benefit cost                              548          (170)
-------------------------------------------------------------------------------
Accrued post-retirement benefit cost                      $(5,449)      $(4,422)
===============================================================================


--------------------------------------------------------------------------------
                                   Forty-Seven

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    2000       1999       1998
------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS:
  Discount rate                                     8.00%      7.75%      6.75%
  Current medical trend rate                        6.50       6.50       6.50
  Rate of compensation increase                     5.50       5.50       4.00
==============================================================================

                                                     YEARS ENDED DECEMBER 31,
                                                  ----------------------------
(in thousands)                                      2000       1999       1998
------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                     $ 226      $  89      $  78
  Interest cost                                      347        205        200
  Expected return on plan assets                      --        (61)       (86)
  Amortization of prior service cost                 (25)       (63)       (64)
------------------------------------------------------------------------------
Net periodic benefit cost                          $ 548      $ 170      $ 128
==============================================================================

NOTE 15:

STOCK-RELATED BENEFIT PLANS

Stock Plans

      At the time of its conversion to stock form, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service:

Employee Stock Ownership Plan ("ESOP") and Supplemental Employee Retirement Plan ("SERP")

      In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 4,645,860 shares (as adjusted for the five stock splits discussed in Note 3). The loan will be repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 60 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2000, the loan had an outstanding balance of $7.0 million and a fixed interest rate of 6.0%. Interest expense for the obligation was $751,000 for the year ended December 31, 2000.

      Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Forfeitures are reallocated among participating employees in the same proportion as contributions. Contributions to the ESOP were approximately $4.6 million for the year ended December 31, 2000. Dividends and investment income received on ESOP shares used for debt service amounted to $1.0 million for the year.

      Benefits vest on a seven-year basis, starting with 20% in the third year of employment and continuing each year thereafter, and are payable upon death, retirement, disability, or separation from service, and may be payable in cash or stock. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

      In connection with the Haven acquisition, the Company allocated 875,053 ESOP shares to participants in 2000; in 1999, shares allocated to participants totaled 84,793. At December 31, 2000, there were 1,901,920 shares remaining for future allocation, with a market value of $71.3 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. The Company recorded ESOP-related compensation expense of $21.1 million, $2.5 million, and $4.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

      In 1993, the Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.8 million of trust-held assets at both December 31, 2000 and 1999, based upon the cost of said assets at the time of purchase. Trust-held assets consist entirely of Company common stock and amounted to 258,690 shares at both December 31, 2000 and 1999. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Financial Condition. The Company recorded SERP-related compensation expense of $1.3 million in 1998; there was no SERP-related compensation expense in either 2000 or 1999.


--------------------------------------------------------------------------------
                                   Forty-Eight

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

Recognition and Retention Plans and Trusts ("RRPs")

      The purpose of the RRPs is to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 1,474,875 shares (split-adjusted) of the common stock in the conversion; substantially all of these shares have been awarded. The $5.5 million represents deferred compensation and has been accounted for as a reduction in stockholders' equity. Awards vest at a rate of 33-1/3% per year for directors, initially commencing on November 23, 1994, and vest at a rate of 20% per year for officers and employees, initially commencing on January 1, 1995. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. The Company recognizes expense based on the original cost of the common stock at the date of vesting. The Company recorded no compensation expense for the RRPs in 2000; in 1999 and 1998, the compensation expense recorded for the RRPs was $22,000 and $749,000, respectively.

Stock Option Plans

      At December 31, 2000, the Company had four stock option plans: the 1993 and 1997 Queens County Bancorp, Inc. stock option plans and, pursuant to the acquisition, the 1993 and 1996 Haven Bancorp, Inc. stock option plans. As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

      Under these plans, each stock option granted entitles the holder to purchase one share of the Company's common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over three to five years from the date of issuance, and expire ten years from the date on which they were granted. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

      The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2000, 1999, and 1998, the number of vested options that were exercisable under the 1993 Queens County Bancorp, Inc. plan was 245,531; 794,365; and 1,727,831, respectively; under the 1997 Queens County Bancorp, Inc. plan, the number of vested options that were exercisable at those dates was 1,422,250; 671,625; and 671,625, respectively. The number of vested options that were exercisable under the Haven Bancorp, Inc. 1993 and 1996 stock option plans at December 31, 2000 was 376,983 and 400,101, respectively. At December 31, 2000, there were 586,234 shares reserved for future issuance under the Company's four stock option plans.

      The status of the Company's stock options plans at December 31, 2000, 1999, and 1998, and changes during the years ending on those dates, are summarized below:

                                                                       YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------------------------
                                                     2000                         1999                         1998
                                             --------------------------------------------------------------------------------
                                                        Weighted                      Weighted                     Weighted
                                              Number     Average           Number      Average          Number      Average
                                             of Stock   Exercise          of Stock    Exercise         of Stock    Exercise
                                              Options     Price            Options      Price           Options      Price
-----------------------------------------------------------------------------------------------------------------------------
Stock options outstanding,
  beginning of year                          1,465,990   $15.91          2,395,456     $ 9.64          2,944,581    $ 6.53
Granted                                        777,625    20.06            671,625      30.34            671,625     24.85
Assumed in acquisition                         777,084     8.98                 --         --                 --        --
Exercised                                     (575,834)    3.71         (1,601,091)     12.58         (1,220,750)    10.27
-----------------------------------------------------------------------------------------------------------------------------
Stock options outstanding,
  end of year                                2,444,865   $17.90          1,465,990     $15.91          2,395,456    $ 9.64
=============================================================================================================================
Options exercisable at end of year           2,444,865                   1,465,990                     2,395,456
Weighted average grant-date fair value
  of options granted during the year            $17.32                       $2.17                         $8.95
=============================================================================================================================


--------------------------------------------------------------------------------
                                   Forty-Nine

      The following table summarizes information about stock options outstanding at December 31, 2000:

                                                                     Weighted
                                                                     Average
                           Number               Weighted             Remaining                                   Weighted
  Range of               of Options              Average         Contractual Life             Options             Average
  Exercise             Outstanding at           Exercise            of Options            Exercisable at         Exercise
   Prices             December 31, 2000           Price             Outstanding          December 31, 2000         Price
------------------------------------------------------------------------------------------------------------------------------------
  $ 1-$ 4                  245,531               $ 3.71             2.92 years                245,531              $ 3.71
  $ 4-$10                  376,983                 4.81             2.50                      376,983                4.81
  $11-$20                  400,101                12.91             8.00                      400,101               12.91
  $21-$29                  777,625                20.06             9.50                           --               20.06
  $30-$40                  644,625                30.34             8.50                      644,625               30.34
------------------------------------------------------------------------------------------------------------------------------------
                         2,444,865               $16.47             7.25 years              1,667,240              $16.47
====================================================================================================================================

      Because stock options granted under the four plans have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimates, the Company used a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999, and 1998:

                                                    YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                               2000          1999          1998
-------------------------------------------------------------------------------
Dividend yield                                 2.68%         3.69%         2.25%
Expected volatility                           10.02          9.24          9.69
Risk-free interest rate                        4.00          4.83          5.14
Expected option lives                     9.5 years     9.5 years     9.5 years
===============================================================================

      Had compensation cost for the Company's four stock option plans been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    YEARS ENDED DECEMBER 31,
                                         --------------------------------------
(in thousands, except per share data)          2000          1999          1998
-------------------------------------------------------------------------------
Net income
  As reported                            $   24,477    $   31,664    $   26,944
  Pro forma                                  17,750        23,490        17,780
Diluted earnings per share
  As reported                            $     1.25    $     1.67    $     1.34
  Pro forma                                    0.91          1.24          0.89
===============================================================================

NOTE 16:

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 2000 and 1999:

                                                                        DECEMBER 31,
                                                  ---------------------------------------------------------
                                                            2000                            1999
(in thousands)                                       Value      Fair Value          Value       Fair Value
-----------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                       $  257,715     $  257,715       $  37,224      $  37,224
  Securities held to maturity                        222,534        220,608         184,637        180,181
  Mortgage-backed securities held to maturity          1,923          1,979           2,094          2,135
  Securities available for sale                      303,734        303,734          12,806         12,806
  Loans, net                                       3,616,386      3,702,138       1,601,079      1,603,483
FINANCIAL LIABILITIES:
  Deposits                                        $3,257,194     $3,278,831      $1,076,018     $1,076,767
  Borrowings                                       1,037,505      1,037,505         636,378        636,378
  Mortgagors' escrow                                  11,291         11,291          10,288         10,288
===========================================================================================================


--------------------------------------------------------------------------------
                                    Fifty

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

      The methods and significant assumptions used to estimate fair values pertaining to the Company's financial instruments are as follows:

Cash and Cash Equivalents

      Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or mature overnight.

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

      The estimated fair values of performing residential mortgage loans, commercial real estate loans, and other loans are computed by discounting the anticipated cash flows from the respective portfolios. The discount rates reflect current market rates for loans with similar terms to borrowers of similar credit quality.

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

Deposits

      The fair values of deposit liabilities with no stated maturity (NOW, money market, savings, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships provide a relatively stable, low-cost funding source that has a substantial intangible value separate from the value of the deposit balances.

Borrowings

      The carrying value of borrowings approximates fair value in the financial statements, as these instruments, being callable, are considered short-term.

Other Receivables and Payables

      The fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

      The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 2000 or 1999.

NOTE 17:

RESTRICTIONS ON THE BANK

      Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the Bank is required to have the approval of the Superintendent of the New York State Banking Department if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes. In 2000, the Bank declared dividends to its parent aggregating $88.8 million, which did not exceed net profits for 2000.


--------------------------------------------------------------------------------
                                    Forty-One

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 18:

PARENT COMPANY-ONLY FINANCIAL INFORMATION

      During 1999 and the first eleven months of 2000, the Company operated one wholly-owned subsidiary, New York Community Bank. From December 1 through December 31, 2000, the Company operated an additional wholly-owned subsidiary, CFS Bank. As the earnings of the banks were recognized by the Company using the equity method of accounting, the earnings were recorded as an increase in the Company's investment in the banks in 2000. CFS Bank merged with and into New York Community Bank on January 31, 2001.

      Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company-only):

CONDENSED STATEMENTS OF CONDITION

                                                                                       ----------------------
                                                                                              DECEMBER 31,
-------------------------------------------------------------------------------------------------------------
(in thousands)                                                                              2000         1999
-------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                   $   7,422    $   3,075
Money market investments                                                                   5,143           57
Securities available for sale                                                              1,444           --
Investment in and advances to subsidiary banks, net                                      127,742      105,392
Goodwill                                                                                 118,071           --
Deferred tax asset                                                                        26,762           --
-------------------------------------------------------------------------------------------------------------
Total assets                                                                           $ 286,584    $ 108,524
=============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                                                      $  18,639    $      --
Stockholders' equity                                                                     267,945      108,524
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                             $ 286,584    $ 108,524
=============================================================================================================

CONDENSED STATEMENTS OF INCOME

                                                                               YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------
(in thousands)                                                                 2000         1999         1998
-------------------------------------------------------------------------------------------------------------
Interest income from subsidiary banks                                     $      --    $      --    $     340
Other interest income                                                            56           78           39
Dividends from subsidiary banks                                              88,800       33,100       17,800
-------------------------------------------------------------------------------------------------------------
Total income                                                                 88,856       33,178       18,179
Interest expense to subsidiary banks                                          1,808        1,683           --
Operating expense                                                               275          301          229
-------------------------------------------------------------------------------------------------------------
Income before income tax and equity in undistributed earnings                86,773       31,194       17,950
Income tax expense                                                              150          150          150
-------------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of subsidiary banks           86,623       31,044       17,800
Equity in (excess dividends)/undistributed earnings of subsidiary banks     (62,146)         620        9,144
-------------------------------------------------------------------------------------------------------------
  Net income                                                              $  24,477    $  31,664    $  26,944
=============================================================================================================


--------------------------------------------------------------------------------
                                   Fifty-Two

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED DECEMBER 31,
                                                                          -----------------------------------
(in thousands)                                                                 2000         1999         1998
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  24,477    $  31,664    $  26,944
  Equity in excess dividends/(undistributed earnings)
    of the banks not provided for                                            62,146         (620)      (9,144)
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    86,623       31,044       17,800
=============================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for investments in and advances to subsidiaries                 (105,933)     (36,277)     (17,021)
  Repayment from investments in and advances to subsidiaries                 88,800       60,505       62,812
-------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                         (17,133)      24,228       45,791
=============================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of Treasury stock                                                (41,483)     (38,352)     (52,533)
  Dividends paid                                                            (17,847)     (18,563)     (12,636)
  Exercise of stock options                                                    (727)       3,192        2,347
-------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                       (60,057)     (53,723)     (62,822)
-------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                     9,433        1,549          769
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                3,132        1,583          814
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $  12,565    $   3,132    $   1,583
=============================================================================================================

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 19:

REGULATORY MATTERS

      The Bank is subject to regulation, examination, and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation (the "Regulators"). The Bank is also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991 ("FDICIA"), which established five capital categories ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's semi-annual FDIC deposit insurance premium assessments. The Bank's capital amounts and classification are also subject to qualitative judgments by the Regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2000, the Bank met all capital adequacy requirements to which it was subject.

      As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios. In the opinion of management, no conditions or events have transpired since said notification that have changed the institution's category.


--------------------------------------------------------------------------------
                                   Fifty-Three

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The following table presents the Bank's actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes and for categorization as a well capitalized institution:

                                                --------------------------------------------------------------------------
                                                                                                  To Be Well Capitalized
                                                                              For Capital         Under Prompt Corrective
AS OF DECEMBER 31, 2000                               Actual               Adequacy Purposes         Action Provisions
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                           Amount       Ratio         Amount      Ratio       Amount        Ratio
--------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)         $333,159         13.02%   $204,642      >=8.0%      $255,802      >=10.0%
Tier 1 capital (to risk-weighted assets)         309,806         12.11     102,321      >=4.0        153,481      >= 6.0
Tier 1 leverage capital (to average assets)      309,806          6.38     145,637      >=3.0        242,729      >= 5.0
==========================================================================================================================

                                                --------------------------------------------------------------------------
                                                                                                  To Be Well Capitalized
                                                                              For Capital         Under Prompt Corrective
AS OF DECEMBER 31, 1999                               Actual               Adequacy Purposes         Action Provisions
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                            Amount      Ratio         Amount      Ratio        Amount       Ratio
--------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)         $181,809         14.36%   $101,321      >=8.0%      $126,651      >=10.0%
Tier 1 capital (to risk-weighted assets)         174,778         13.80      50,660      >=4.0         75,990      >= 6.0
Tier 1 leverage capital (to average assets)      174,778          8.63      60,734      >=3.0        101,233      >= 5.0
==========================================================================================================================

      Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.

NOTE 20:

QUARTERLY FINANCIAL DATA (UNAUDITED)

      Selected quarterly financial data for the fiscal years ended December 31, 2000 and 1999 follows:

                                        ------------------------------------------------------------------------------------
                                                          2000                                       1999
                                        ------------------------------------------------------------------------------------
(in thousands, except per share data)       4th        3rd        2nd        1st        4th        3rd        2nd        1st
----------------------------------------------------------------------------------------------------------------------------
Net interest income after
  loan loss provision                   $24,041    $16,278    $16,319    $16,443    $17,694    $17,557    $17,490    $18,564
Other operating income                   18,021      1,264      1,249      1,111        798        581        513        630
Operating expense                        32,486      5,684      5,520      5,638      6,420      3,554      5,840      5,586
----------------------------------------------------------------------------------------------------------------------------
Income before income tax expense          9,082     11,858     12,048     11,916     12,072     14,594     12,163     13,608
Income tax expense                        7,753      4,073      4,278      4,322      4,868      5,819      4,714      5,371
----------------------------------------------------------------------------------------------------------------------------
  Net income                            $ 1,329    $ 7,785    $ 7,770    $ 7,594    $ 7,204    $ 8,775    $ 7,449    $ 8,237
============================================================================================================================
Diluted earnings per common share       $  0.06    $  0.45    $  0.44    $  0.42    $  0.39    $  0.46    $  0.39    $  0.43
============================================================================================================================
Cash dividends declared
  per common share                      $  0.25    $  0.25    $  0.25    $  0.25    $  0.25    $  0.25    $  0.25    $  0.25
============================================================================================================================
Dividend payout ratio                       417%        56%        57%        60%        64%        54%        64%        58%
============================================================================================================================
Average common shares and
  equivalents outstanding                21,496     17,494     17,796     18,145     18,715     18,982     19,212     19,108
============================================================================================================================
Stock price per common share:
  High                                  $ 37.50    $ 28.88    $ 20.69    $ 26.88    $ 32.44    $ 32.37    $ 35.69    $ 31.68
  Low                                     26.31      18.69      17.94      17.75      25.75      26.94      27.00      27.00
  Close                                   36.75      28.88      18.44      18.06      27.13      27.63      32.38      27.00
============================================================================================================================


--------------------------------------------------------------------------------
                                   Fifty-Four

--------------------------------------------------------------------------------
                        NEW YORK COMMUNITY BANCORP, INC.
--------------------------------------------------------------------------------

                         MANAGEMENT'S RESPONSIBILITY FOR
                               FINANCIAL REPORTING

TO OUR SHAREHOLDERS:

      Management has prepared, and is responsible for, the consolidated financial statements and related financial information included in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and reflect management's judgments and estimates with respect to certain events and transactions. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

      Management is responsible for maintaining a system of internal controls and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements; that they are executed in accordance with management's authorizations; and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 2000, this system of internal controls was adequate to accomplish the intended objectives.


/s/ Joseph R. Ficalora

Joseph R. Ficalora
Chairman, President, and
Chief Executive Officer

January 24, 2001

                                   INDEPENDENT
                                AUDITORS' REPORT

THE BOARD OF DIRECTORS
NEW YORK COMMUNITY BANCORP, INC.

      We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

New York, New York
January 24, 2001


--------------------------------------------------------------------------------
                                   Fifty-Five