Form 10-K405, Exhibit 13
period 2001-12-31
NEW YORK COMMUNITY BANCORP INC
filed 2002-04-01
CIK 910073

--------------------------------------------------------------------------------
Financial Summary
================================================================================

                                                                      At or For the Years Ended December 31,
===============================================================================================================================
(dollars in thousands, except share data)          2001(1)            2000(2)           1999            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY
  Net interest income                            $    205,816       $    73,081      $    68,903     $    68,522    $    62,398
  Reversal of provision for loan losses                    --                --           (2,400)             --             --
  Other operating income                               90,615            21,645            2,523           2,554          2,305
  Non-interest expense(3)                             121,185            49,824           21,390          25,953         27,084
  Income tax expense                                   70,779            20,425           20,772          18,179         14,355
  Net income(4)                                       104,467            24,477           31,664          26,944         23,264
  Earnings per share(4)(5)                       $       1.36       $      0.58      $      0.76     $      0.63    $      0.51
  Diluted earnings per share(4)(5)                       1.34              0.56             0.74            0.60           0.48
SELECTED RATIOS
  Return on average assets                               1.63%             1.06%            1.69%           1.62%          1.61%
  Return on average stockholders' equity                18.16             13.24            22.99           17.32          12.95
  Operating expense to average assets                    1.76              2.16             1.14            1.57           1.88
  Efficiency ratio                                      38.04             52.08            29.95           36.51          41.86
  Interest rate spread                                   3.38              3.00             3.41            3.76           3.84
  Net interest margin                                    3.59              3.33             3.79            4.24           4.45
  Dividend payout ratio                                 39.55             78.57            60.00           50.00          38.00
CASH EARNINGS DATA
  Earnings(4)                                    $    148,972       $    58,495      $    44,349     $    43,758    $    35,399
  Earnings per share(4)(5)                       $       1.94       $      1.38      $      1.06     $      1.02    $      0.77
  Diluted earnings per share(4)(5)                       1.91              1.33             1.04            0.96           0.72
  Return on average assets                               2.33%             2.52%            2.37%           2.64%          2.46%
  Return on average stockholders' equity                25.90             31.38            32.21           28.13          19.71
  Operating expense to average assets                    1.76              2.16             1.01            1.16           1.37
  Efficiency ratio                                      27.51             24.47            26.37           27.05          30.47
BALANCE SHEET SUMMARY
  Total assets                                   $  9,202,635       $ 4,710,785      $ 1,906,835     $ 1,746,882    $ 1,603,269
  Loans, net                                        5,361,187         3,616,386        1,601,079       1,486,519      1,395,003
  Allowance for loan losses                            40,500            18,064            7,031           9,431          9,431
  Securities held to maturity                         203,195           222,534          184,637         152,280         94,936
  Securities available for sale                     2,374,782           303,734           12,806           4,656          2,617
  Mortgage-backed securities held to maturity          50,865             1,923            2,094          19,680         49,781
  Deposits                                          5,450,602         3,257,194        1,076,018       1,102,285      1,069,161
  Borrowings                                        2,506,828         1,037,505          636,378         439,055        309,664
  Stockholders' equity                                983,134           307,410          137,141         149,406        170,515
  Common shares outstanding(5)                    101,845,276        66,555,279       47,272,785      47,814,518     50,330,670
  Book value per share(5)(6)                     $      10.05       $      4.94      $      3.34     $      3.61    $      3.92
  Stockholders' equity to total assets                  10.68%             6.53%            7.19%           8.55%         10.64%
ASSET QUALITY RATIOS
  Non-performing loans to loans, net                     0.33%             0.25%            0.19%           0.42%          0.55%
  Non-performing assets to total assets                  0.19              0.19             0.17            0.38           0.54
  Allowance for loan losses to
   non-performing loans                                231.46            198.68           226.22          152.28         122.61
  Allowance for loan losses to loans, net                0.76              0.50             0.44            0.63           0.68
===============================================================================================================================

(1) The Company merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, the Company's 2001 earnings reflect five months of combined operations.
(2) The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company's 2000 earnings reflect one month of combined operations.
(3) The 2001 amount includes $5.9 million in goodwill amortization stemming from the Haven acquisition and $2.5 million in core deposit intangible amortization stemming from the Richmond County merger. The 2000 amount includes $494,000 in goodwill amortization stemming from the Haven acquisition.
(4) The 2001 amount reflects a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in non-interest expense and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per share. The 2000 amount reflects a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in other operating expense, resulting in a net charge of $11.4 million, or $0.26 per share. The 1999 amount includes a curtailment gain of $1.6 million and a charge of $735,000, both of which were recorded in operating expense and resulted in an after-tax net gain of $1.5 million, or $0.04 per share. The 1997 amount includes the reversal of a $1.3 million tax charge that had been incurred in the prior year.
(5) Reflects shares issued as a result of 3-for-2 stock splits on April 10 and October 1, 1997; September 29, 1998; and March 29 and September 20, 2001.
(6)   Excludes unallocated ESOP shares.

10 New York Community Bancorp, Inc. 2001 Annual Report

--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
================================================================================

OVERVIEW

      New York Community Bancorp, Inc. (the "Company") is the holding company for New York Community Bank (the "Bank") and the eighth largest thrift in the nation, based on market capitalization at March 22, 2002. The Bank currently serves its customers through a network of 108 banking offices spanning all five boroughs of New York City, Long Island, and New Jersey, as well as Westchester County, New York. Capitalizing on the brand equity of its respective divisions, the Bank operates its branches under the following names: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

      In addition to operating the largest supermarket banking franchise in the metro New York region, with 54 in-store branches, the Bank ranks among its leading producers of multi-family mortgage loans.

      On July 31, 2001, eight months following its acquisition of Haven Bancorp, Inc. ("Haven"), parent company of CFS Bank, on November 30, 2000, the Company completed a merger-of-equals with Richmond County Financial Corp. ("Richmond County"), parent company of Richmond County Savings Bank. With assets of $3.7 billion (including net loans of $1.9 billion) and deposits of $2.5 billion (including core deposits of $1.4 billion) at the date of the merger, Richmond County contributed significantly to the Company's asset and deposit growth. At December 31, 2001, the Company recorded total assets of $9.2 billion (including total loans of $5.4 billion) and total deposits of $5.5 billion (including core deposits of $3.0 billion).

      The merger also generated goodwill of $498.6 million and a core deposit intangible of $60.0 million; the latter amount was reduced via amortization to $57.5 million at December 31, 2001.

      In addition, the Richmond County merger added 33 traditional branches and a customer convenience center to the Company's branch network, bringing the total number of banking offices to 119 at year-end 2001. The current number of offices-108-reflects the opening of one traditional and two in-store branches on Staten Island in the first quarter and the anticipated divestiture of 14 in-store branches in Connecticut, New Jersey, and Rockland County, New York in the second quarter of 2002.

      At December 31, 2001, the number of outstanding shares totaled 101,845,276, reflecting the issuance of 38,545,791 shares pursuant to the Richmond County merger and the issuance of shares pursuant to 3-for-2 stock splits on March 29 and September 20, 2001. The Company also maintained an active share repurchase program, with a total of 6,254,437 shares repurchased over the course of the year. On February 20, 2002, the Company announced that it had completed the repurchase of 2,250,000 shares under the Board of Directors' September 14, 2001 authorization and had been authorized to repurchase up to an additional 2,250,000 shares. Reflecting share repurchases and options exercised in the first eleven weeks of the new year, the number of shares outstanding at March 22, 2002 was 102,175,430.

      In addition to the five-month benefit of the Richmond County merger, the Company's 2001 performance reflects the full-year benefit of its acquisition of Haven, and the restructuring of the balance sheet subsequent to both events. In 2001, the Company sold $526.9 million and $83.7 million in one-to-four family mortgage loans acquired through the Haven and Richmond County transactions, respectively. Utilizing the funding gained through asset sales, wholesale leveraging, and the transactions, the Company produced a record level of mortgage loans in 2001. Mortgage originations totaled $1.2 billion, more than double the prior-year volume, including $791.3 million in multi-family mortgage loans. Capitalizing on the yield curve, the Company also increased its securities investments, leveraging its capital to profitable effect. At December 31, 2001, the portfolio of securities available for sale totaled $2.4 billion, as compared to $303.7 million at the previous year-end.

      In 2001, the Company's earnings rose $80.0 million, or 326.8%, to $104.5 million, equivalent to a 139.3% increase in diluted earnings per share to $1.34. Reflecting the full-year benefit of the Richmond County merger and subsequent strategic actions, the Company anticipates that its 2002 diluted earnings per share will increase better than 50%.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

      This report contains certain forward-looking statements with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for the purposes of said safe harbor provisions.

      The forward-looking statements made in this report are based on current expectations, but actual results may differ materially from anticipated results. Forward-looking statements are based on certain assumptions and describe the Company's plans, strategies, and expectations for the year ahead. Generally speaking, such statements may be identified by the use of such words as "believe," "expect," "intend," "anticipate," "estimate," "project," "assume," "evaluate," "assess," or similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the Company's portfolios of loans and investments; changes in the demand for loan products or financial services in the Company's local markets; changes in deposit flows or competition; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing, and services.

      Specific factors that could cause future results to vary from current expectations are detailed from time to time in the Company's SEC filings, including this report.

      Readers are cautioned not to place undue reliance on these forward-looking statements, including management's 2002 earnings projections, as such statements reflect expectations and assessments based on factors known only as of the date of this report. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

FINANCIAL CONDITION

Balance Sheet Summary

      The Richmond County merger combined with a record level of loan production to produce a 95.4% increase in total assets over the course of 2001. Total assets rose to $9.2 billion at December 31, 2001 from $4.7 billion at December 31, 2000, reflecting $3.7 billion in net assets acquired in the merger and the origination of $1.2 billion in mortgage loans.

      The growth in assets was tempered by a strategic restructuring program, designed to enhance profitability and minimize credit and interest rate risk. In 2001, the Company sold $114.9 million of securities acquired in the Haven transaction and, from the Haven and Richmond County transactions, $610.6 million of one-to-four family mortgage loans.

      Boosted by originations and by $1.9 billion in net loans acquired, the mortgage loan portfolio rose $1.7 billion, or 47.0%, to $5.3 billion, including a $1.3 billion, or 67.3%, increase in multi-family mortgage loans. The growth in loans was partly offset by the aforementioned sale of one-to-four family mortgage loans totaling $610.6 million in connection with the post-transaction restructuring of the balance sheet.

      Despite the significant asset growth achieved pursuant to the transactions, the Company maintained a solid record of asset quality. While non-performing assets rose $8.6 million year-over-year to $17.7 million, the ratio of non-performing assets to total assets was 0.19% at both December 31, 2001 and 2000. Non-performing loans represented $17.5 million of the year-end 2001 total, while foreclosed real estate accounted for the remaining $249,000. Included in non-performing loans at year-end 2001 were mortgage loans in foreclosure totaling $10.6 million and loans 90 days or more delinquent totaling $6.9 million. Additionally, the fourth quarter of 2001 was the Company's 29th consecutive quarter without any net charge-offs being recorded since the fourth quarter of 1994.

      Notwithstanding the absence of any net charge-offs or provisions for loan losses, the loan loss allowance rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount reflects the addition of $22.4 million pursuant to the Richmond County merger, and represented 231.46% of non-performing loans and 0.76% of loans, net.

      The increase in assets also reflects the addition of goodwill and the core deposit intangible from the Richmond County merger, which totaled $558.6 million at December 31, 2001.

      Other assets also rose, to $252.4 million, from $108.9 million at the prior year-end. Bank-owned Life Insurance ("BOLI") represented $123.3 million of the December 31, 2001 balance, as compared to $62.4 million of the balance at December 31, 2000.

      The growth in assets was also fueled by a $2.1 billion increase in the portfolio of securities available for sale to $2.4 billion, including $2.1 billion in mortgage-backed and mortgage-related securities. In addition to $1.3 billion in securities acquired in the Richmond County merger, the increase reflects the Company's subsequent purchase of investments to capitalize on the attractive yield curve in the latter half of the year.

      Asset growth was funded by a 67.3% increase in deposits and supplemented by a 141.6% increase in borrowings. Largely reflecting the benefit of the Richmond County merger, total deposits rose $2.2 billion from the year-end 2000 balance to $5.5 billion at December 31, 2001. The increase was fueled by a $1.7 billion rise in core deposits to $3.0 billion, representing 55.8% of total deposits, and by a $534.1 million rise in CDs to $2.4 billion, representing 44.2%.

      Taking advantage of the attractive yield curve to strengthen its capital position, the Company implemented a wholesale leveraging strategy in the third quarter of the year. Primarily reflecting an increase in FHLB advances, total borrowings rose $1.5 billion to $2.5 billion at December 31, 2001. In addition to $916.2 million in borrowings acquired in the Richmond County merger, the increase also reflects the Company's issuance of $121.3 million in trust preferred securities in December 2001.

      Supported by twelve-month cash earnings totaling $149.0 million, stockholders' equity rose to $983.1 million at December 31, 2001. In addition to distributing cash dividends totaling $44.0 million, the Company allocated $121.0 million toward the repurchase of 6,254,437 Company shares over the course of the year.


14 New York Community Bancorp, Inc. 2001 Annual Report

      Under the Federal Deposit Insurance Corporation Improvement Act, better known as "FDICIA," the Company is required to maintain certain minimum levels of capital. Primarily reflecting the aforementioned issuance of $121.3 million in trust-preferred securities in the fourth quarter, the Company's Tier 1 capital ratio improved from 9.70% of risk-weighted assets at December 31, 2000 to 10.37% at December 31, 2001.

Loans

      The Company's capacity for mortgage loan production was significantly fueled by funding acquired in the Haven transaction and by the funding acquired in the merger with Richmond County the following July. As a result, the Company achieved a record level of mortgage loan production in 2001, with twelve-month originations nearly doubling to $1.2 billion from $616.0 million in the prior year. Included in the 2001 amount were multi-family mortgage loan originations of $791.3 million, as compared to $541.7 million in the year-earlier twelve months.

      Reflecting originations and $783.8 million in multi-family loans acquired in the Richmond County merger, the portfolio of multi-family mortgage loans rose $1.3 billion from the year-end 2000 balance to $3.3 billion at December 31, 2001. Multi-family mortgage loans represented 68.8% of total twelve-month mortgage originations and 61.6% of total mortgage loans outstanding at year-end.

      The growth in loans was also fueled by commercial real estate and construction loan production, with originations totaling $130.7 million and $91.2 million, respectively, during the twelve-month period. In addition, the Company acquired commercial real estate loans of $136.8 million and construction loans of $86.7 million in the Richmond County merger. As a result, the portfolios grew $237.9 million and $92.9 million to $561.9 million and $152.4 million, respectively, at December 31, 2001. Commercial real estate loans thus represented 10.6% of year-end mortgage loans outstanding, while construction loans represented 2.9%.

      The remainder of the mortgage loan portfolio consisted of one-to-four family mortgage loans acquired in the Richmond County merger and, to a lesser extent, of seasoned one-to-four family mortgage loans from the Bank's pre-transaction loan portfolio. Of the $875.1 million in one-to-four family mortgage loans acquired in the Richmond County transaction, $83.7 million were immediately sold.

      While the Company offers its customers an extensive menu of one-to-four family mortgage products, such loans are originated on a conduit basis, and sold without recourse. Applications are taken and processed by a third-party provider, who pays the Company a fee for every loan that is closed and delivered. The benefits of this arrangement are apparent in the fee income generated, and in the reduced exposure to credit and interest rate risk. In addition, the arrangement is consistent with the Company's emphasis on cost reduction, as one-to-four family loans are less efficient to produce and service than multi-family, commercial real estate, and construction loans.

      Reflecting the post-transaction sale of loans, the conduit relationship, and repayments, the portfolio of one-to-four family mortgage loans rose a modest $51.2 million to $1.3 billion, representing 24.9% of mortgage loans outstanding at December 31, 2001. In 2002, the concentration of one-to-four family mortgage loans is expected to decline through repayments and securitization; at the same time, the concentration of multi-family mortgage loans is expected to increase.

      The Company's longtime preference for multi-family lending is based on the quality, efficiency, and profitability of such assets as compared to those of one-to-four family mortgage loans. For example, the Company's emphasis on local-market multi-family loans has been rewarded by the fully performing status of such assets during the 15 years ended December 31, 2001.

      The approval process for these loans is highly efficient, typically taking a period of four to six weeks. Multi-family mortgage loans are arranged through a select group of experienced mortgage brokers who are familiar with the Company's underwriting procedures and its reputation for timely response. As one of the few banks in the marketplace to make multi-family mortgage loans in the late 1980s and early 1990s, the Company has been rewarded with a steady supply of product, despite the entry of new competitors into the marketplace.

      Multi-family loans also support the Company's preference for short-term assets and feature a term of ten years, and occasionally less. Such loans generally feature a fixed rate of interest for the first five years of the mortgage and a rate that adjusts with prime in each of years six through ten. Another feature of these loans is a stringent prepayment penalty schedule. Penalties range from five percentage points to two in years one through five of the mortgage, depending on the remaining term at the time the loan is prepaid. While discouraging prepayments, such penalties are also used as a tool in negotiations with borrowers seeking to refinance their loans before they've reached full term. Multi-family mortgage lending is, in essence, a refinancing business; regardless of whether interest rates are rising or declining, the typical loan in the portfolio refinances within a period of three to five years.

      The Company's multi-family market niche is centered in the metro New York region and tends to consist of buildings that are rent-controlled or rent-stabilized. At December 31, 2001, 81.1% of the multi-family loan portfolio was secured by buildings in the five boroughs of New York City, including 29.2% in Manhattan and 24.8% in Queens.

      One of the many attractions of the Richmond County merger was the opportunity to expand the multi-family market niche. Appropriately, 7.8% of multi-family mortgage loans at year-end were secured by buildings in New Jersey and 6.0% by buildings in other neighboring states. The portfolio of multi-family mortgage loans acquired in the Richmond County merger was primarily secured by buildings in the New Jersey counties of Atlantic, Camden, Essex, and Hudson and in the vicinity of Philadelphia, PA.

      The Company's commercial real estate loans are structured in the same manner as its multi-family credits, typically featuring a fixed rate for the first five years of the loan, and a rate that adjusts in each of years six through ten. The majority of commercial real estate loans are secured by office or retail buildings, nearly half of which are located in Staten Island and Queens. The remainder of the portfolio is secured by properties in the other three boroughs of New York City, and, to a lesser extent, by properties on Long Island and in New Jersey.

      Another benefit of the merger with Richmond County was the addition of its construction lending expertise. While the Company originated construction loans prior to the transaction, its focus on this type of lending has expanded since the merger took place. The Company primarily originates construction loans to a select group of experienced builders with whom it has had a successful lending relationship in the past.

      Building loans are primarily made for the construction of owner-occupied one-to-four family homes under contract and, to a far lesser extent, for the acquisition and development of commercial real estate properties. Originated for terms of up to two years, construction loans feature a daily floating prime-based rate of interest, with a floor of the original rate.

      As a result of the funding acquired in the Richmond County merger, the Company is better positioned than ever before to lend to its full capacity. With first quarter 2002 originations approximating $500.0 million and approximately $600.0 million in the pipeline at quarter's end, the Company currently expects that its 2002 mortgage loan production will exceed the level recorded in 2001. However, the ability to close these loans and others over the course of the next three quarters could be counteracted by various factors, including a downturn in the economy, an increase in competition, and a decline in loan demand.

Loan Portfolio Analysis

                                                                             At December 31,
============================================================================================================================
                                                        2001                       2000                         1999
----------------------------------------------------------------------------------------------------------------------------
                                                             Percent                     Percent                     Percent
(dollars in thousands)                          Amount      of Total      Amount        of Total        Amount      of Total
----------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  Multi-family                              $   3,255,167     60.23%   $   1,945,656      53.51%    $   1,348,351      83.72%
  1-4 family                                    1,318,295     24.40        1,267,080      34.85           152,644       9.48
  Commercial real estate                          561,944     10.40          324,068       8.91            96,008       5.96
  Construction                                    152,367      2.82           59,469       1.64             4,793       0.30
----------------------------------------------------------------------------------------------------------------------------
Total mortgage loans                            5,287,773     97.85        3,596,273      98.91         1,601,796      99.46
----------------------------------------------------------------------------------------------------------------------------
OTHER LOANS:
  Home equity                                      87,274      1.61           12,240       0.34             1,347       0.08
  Cooperative apartment                                --        --            3,726       0.10             4,856       0.30
  Passbook savings                                  1,777      0.03              779       0.02               331       0.02
  Other                                            27,827      0.51           23,003       0.63             2,208       0.14
----------------------------------------------------------------------------------------------------------------------------
Total other loans                                 116,878      2.15           39,748       1.09             8,742       0.54
----------------------------------------------------------------------------------------------------------------------------
Total loans                                     5,404,651    100.00%       3,636,021     100.00%        1,610,538     100.00%
----------------------------------------------------------------------------------------------------------------------------
Unearned premiums (discounts)                          91                        (18)                         (24)
Less: Net deferred loan origination fees            3,055                      1,553                        2,404
      Allowance for loan losses                    40,500                     18,064                        7,031
----------------------------------------------------------------------------------------------------------------------------
Loans, net                                  $   5,361,187              $   3,616,386                $   1,601,079
============================================================================================================================


16 New York Community Bancorp, Inc. 2001 Annual Report

--------------------------------------------------------------------------------
Asset Quality
================================================================================

      While asset growth played a major part in the Company's 2001 performance, the quality of its assets played an important supporting role. Despite the significant portfolio growth generated by transactions and loan production, the quality of the Company's assets was essentially sustained.

      As proof of point, in 2001, the Company extended its record to 29 consecutive quarters without any net charge-offs, and maintained a 0.19% ratio of non-performing assets to total assets at December 31, 2001. While non-performing assets rose $8.6 million year-over-year to $17.7 million, the 0.19% ratio was consistent with the ratio recorded at the prior year-end.

      The increase in non-performing assets stemmed almost entirely from an $8.4 million rise in non-performing loans to $17.5 million, equivalent to 0.33% of loans, net. Included in the latter amount were mortgage loans in foreclosure of $10.6 million and loans 90 days or more delinquent of $6.9 million. At the prior year-end, non-performing loans represented 0.25% of loans, net, and included mortgage loans in foreclosure of $6.0 million and loans 90 days or more delinquent of $3.1 million. The increase in non-performing loans was primarily merger-related, consisting of one-to-four family and home equity loans from the Richmond County portfolio.

      Foreclosed real estate accounted for the remaining $249,000 of total non-performing assets, and was comprised of five one-to-four family mortgage loans. Similarly, the Company's portfolio of non-performing loans was secured by one-to-four family homes within its primary markets; there were no non-performing multi-family, commercial, or construction loans at December 31, 2001.

      While the quality of the Company's loans reflects the strength of the local real estate market, it also reflects the consistently conservative underwriting and credit standards maintained. In the case of multi-family and commercial real estate loans, management looks at the appraised value of the property that collateralizes the credit, and, more importantly, at the consistency of the cash flow produced. The condition of the property is another critical factor: every building and property is inspected from rooftop to basement, as a prerequisite to approval by the Real Estate and Mortgage Committee of the Board. All inspections are conducted by a senior mortgage officer, who is accompanied by a member of executive management when the amount of the loan exceeds $1.0 million. When the loan amount exceeds $1.5 million, a member of the Board of Directors' Real Estate and Mortgage Committee also participates in the inspection; the entire Committee reviews and approves all loans, regardless of amount. In the event that a loan amount is greater than $5.0 million, the loan must be approved by the Board of Directors of the Bank as a whole. Furthermore, all properties are appraised by independent appraisers whose appraisals are carefully reviewed by the Company's in-house appraisal officers.

      Credit risk is also controlled by lending in a market that has been home to the Bank and its officers for decades, not years. Such loans are essentially brought to the Bank by a select group of mortgage brokers who have worked with the Bank or its acquirees for thirty years or more.

      To further minimize credit risk, the Company limits the amount of credit granted to any one borrower and requires a minimum debt coverage ratio of 120%. Although the Company will lend up to 75% of appraised value on multi-family buildings and up to 65% on commercial properties, the average loan-to-value ratio of such credits was 59.6% and 50.3% at year-end 2001. At December 31, 2001, the average multi-family mortgage loan had a principal balance of $1.4 million, while the average commercial real estate loan had a principal balance of $685,800. The largest multi-family mortgage loan was on a garden apartment complex in Queens with 19 buildings and 894 units; the largest commercial loan was on a 15-story office building in Manhattan. The principal balances of these loans were $36.4 million and $31.1 million, respectively, at year-end 2001.

      The Company's construction loans are also stringently underwritten, and primarily made to multi-generational builders who have worked with the Bank or its acquirees in the past. The Company will typically lend up to 70% of the estimated market value, or up to 80%, in the case of home construction loans to individuals. With respect to commercial constructions loans, which are not its primary focus, the Company will typically lend up to 65% of the estimated market value of the property. Loan proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided by the Bank's own lending officers.

      To a far lesser extent, the Bank also originates land loans to local developers for the purpose of holding or developing the land for sale. Such loans are secured by a lien on the property and are limited to 65% of the appraised value of the secured property on raw land or up to 75% on developed building lots. The principal is reduced as lots are sold and released.

      While the Company is no longer originating one-to-four family mortgage loans for portfolio (thus lessening its credit risk exposure), such loans were retained for portfolio in the past. Prior to its transactions with Haven and Richmond County, loans originated by the Company were typically made on a limited documentation basis, with approval depending on a thorough property appraisal; the verification of financial assets, when furnished; and a review of the borrower's credit history. With the Richmond County merger, the Company acquired a portfolio of one-to-four family mortgage loans that were primarily made on a full documentation basis, requiring verification of income in addition to the items listed above. To further reduce the credit risk inherent in one-to-four family mortgage lending, the Company anticipates securitizing a significant portion of its portfolio in the second quarter of 2002.

      While delinquencies have been minimal, the Company maintains specific procedures to ensure that problems are swiftly addressed when they do occur. In the case of multi-family, construction, and commercial real estate loans, the borrower is personally contacted within 20 days of non-payment; in the case of one-to-four family mortgage loans, the borrower is notified by mail within 20 days.

      In the wake of the terrorist attacks on the World Trade Center on September 11th, the Company conducted an analysis of its loans in lower Manhattan, and determined that the portfolio was not at material risk. While concerns have been raised by the subsequent loss of jobs in the region, the soundness of the portfolio is still currently intact. Because the majority of the Company's multi-family loans are secured by rent-controlled and rent-stabilized buildings, it is believed that the portfolio is better insulated against economic downturn than those secured by other types of buildings or by one-to-four family homes.

      While every effort is consistently made to originate quality assets, the absence of problem loans cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, a decline in real estate values, or a downturn in the local economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses that rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount reflects the addition of $22.4 million pursuant to the Richmond County merger, and represents 231.46% of non-performing loans and 0.76% of loans, net.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by net charge-offs. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; geographic, industry, and other environmental factors; and model imprecision. In establishing the allowance for loan losses, management also considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures.

      The policy of the Bank is to segment the allowance to correspond to the various types of loans in the loan portfolio. These loan categories are assessed with specific emphasis on the underlying collateral, which corresponds to the respective levels of quantified and inherent risk. The initial assessment takes into consideration non-performing loans and the valuation of the collateral supporting each loan. Non-performing loans are risk-weighted based upon an aging schedule that typically depicts either (1) delinquency, a situation in which repayment obligations are at least 90 days in arrears, or (2) serious delinquency, a situation in which legal foreclosure action has been initiated. Based upon this analysis, a quantified risk factor is assigned to each type of non-performing loan. This results in an allocation to the overall allowance for the corresponding type and severity of each non-performing loan category.

      Performing loans are also reviewed by collateral type, with similar risk factors being assigned. These risk factors take into consideration, among other matters, the borrower's ability to pay and the Bank's past loan loss experience with each loan type. The performing loan categories are also assigned quantified risk factors, which result in allocations to the allowance that correspond to the individual types of loans in the portfolio.

      While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic and local market conditions beyond management's control. In addition, various regulatory agencies periodically review the Bank's loan loss allowance as an integral part of the examination process. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on the judgment of the regulators with regard to information provided to them during their examinations. Based upon all relevant and presently available information, management believes that the current allowance for loan losses is adequate.

      The Company's policies with regard to the allowance for loan losses are considered critical to its financial condition because they require management to make difficult, complex, or subjective judgments regarding certain matters that may be inherently uncertain. Accordingly, the loan loss allowable is also discussed in Note 1 to the Consolidated Financial Statements. For more information regarding asset quality and the coverage provided by the loan loss allowance, see the Asset Quality Analysis that follows and the discussion of the provision for loan losses on page 32 of this report.


18 New York Community Bancorp, Inc. 2001 Annual Report

Asset Quality Analysis

=======================================================================================================================
(dollars in thousands)                                     2001          2000          1999          1998         1997
-----------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year                           $18,064       $ 7,031       $ 9,431        $9,431       $9,359
  Loan recoveries                                             --            --            --            --           72
  Acquired allowance                                      22,436        11,033            --            --           --
  Reversal of provision for loan losses                       --            --        (2,400)           --           --
-----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                   $40,500       $18,064       $ 7,031        $9,431       $9,431
=======================================================================================================================
NON-PERFORMING ASSETS:
  Mortgage loans in foreclosure                          $10,604       $ 6,011       $ 2,886        $5,530       $6,121
  Loans 90 days or more delinquent                         6,894         3,081           222           663        1,571
-----------------------------------------------------------------------------------------------------------------------
Total non-performing loans                                17,498         9,092         3,108         6,193        7,692
Foreclosed real estate                                       249            12            66           419        1,030
-----------------------------------------------------------------------------------------------------------------------
Total non-performing assets                              $17,747       $ 9,104       $ 3,174        $6,612       $8,722
=======================================================================================================================
RATIOS:
  Non-performing loans to loans, net                        0.33%         0.25%         0.19%         0.42%        0.55%
  Non-performing assets to total assets                     0.19          0.19          0.17          0.38         0.54
  Allowance for loan losses to non-performing loans       231.46        198.68        226.22        152.28       122.61
  Allowance for loan losses to loans, net                   0.76          0.50          0.44          0.63         0.68
=======================================================================================================================

Securities, Mortgage-backed Securities, and Money Market Investments

      While the origination of multi-family mortgage loans remained the Company's primary focus, the Company enriched its mix of assets by increasing its investments in securities and mortgage-backed securities over the course of the year. Investments are selected to support three primary objectives: minimizing exposure to credit and interest-rate risk; providing needed liquidity; and keeping the Bank's funds fully employed at the maximum rate of return.

      The Company categorizes its securities investments into two classifications: securities available for sale (which includes available-for-sale mortgage-backed securities) and securities and mortgage-backed securities held to maturity. While securities classified as available for sale are intended to generate earnings, they also provide the Company with the flexibility to hold or sell, as needed, depending on changing circumstances and current market opportunities.

      In keeping with its objectives, and reflecting $1.3 billion in securities available for sale acquired in the Richmond County merger, the Company's portfolio of available-for-sale securities rose from $303.7 million at December 31, 2000 to $2.4 billion at December 31, 2001. While the 2000 amount represented a modest 6.4% of total assets, the 2001 amount represented a far more significant 25.8%.

      Mortgage-backed securities represented $2.1 billion, or 89.4%, of the year-end 2001 available-for-sale portfolio, and featured an average term to maturity of 2.3 years. Debt and equity securities accounted for the remaining $253.3 million of the balance, including capital trust notes of $124.3 million. The remaining debt and equity securities consisted of preferred and common stock, U.S. Government and agency obligations, and corporate bonds.

      While the portfolio of securities available for sale rose $2.1 billion, the portfolio of securities held to maturity declined $19.3 million to $203.2 million at December 31, 2001. Partly reflecting securities acquired in the Richmond County merger, the held-to-maturity securities portfolio consisted primarily of corporate and government bonds and capital trust notes with an investment grade rating.

      The portfolio of mortgage-backed securities held to maturity, meanwhile, rose from $1.9 million to $50.9 million, largely reflecting investments purchased in the fourth quarter of 2001.

      Money market investments, in the form of federal funds sold overnight, totaled $10.2 million, as compared to $124.6 million at the prior year-end. The decline reflects the deployment of funds into higher yielding securities investments, consistent with the objectives outlined above.

      Reflecting management's stated preference for multi-family mortgage lending, it is expected that the Company's portfolios of securities and mortgage-backed securities will be reduced over time.

Sources of Funds

      The Company's capacity for asset generation was greatly enhanced by the funding acquired in the Richmond County merger and the resultant addition of 34 banking offices. As a result of the merger, total deposits rose $2.2 billion year-over-year to $5.5 billion, signifying an increase of 67.3% at December 31, 2001.

      While deposit growth was across-the-board, the growth in core deposits substantially exceeded the growth in CDs. Core deposits rose $1.7 billion year-over-year to $3.0 billion, while CDs rose $534.1 million to $2.4 billion. The concentration of core deposits thus rose to 55.8% of total deposits from 42.5%, the year-earlier percentage, while the concentration of CDs declined to 44.2% from 57.5%.

      The growth in core deposits stemmed from a $228.9 million rise in NOW and money market accounts to $948.3 million; a $1.1 billion rise in savings accounts to $1.6 billion; and a $283.8 million rise in non-interest-bearing accounts to $455.1 million. NOW and money market accounts thus represented 17.4% of total deposits, while savings accounts and non-interest-bearing accounts represented 30.1% and 8.4%, respectively, at December 31, 2001.

      The lower concentration of CDs was consistent with management's objective of reducing its dependence on higher cost funding sources, while also reflecting customer response to a declining rate environment. In addition, a significant percentage of CDs maturing during the year were invested in alternative investment products offered through 86 of the Company's branch offices. The Company earns other operating income on the sale of such products and ranks among the industry's top producers of revenues from investment product sales.

      Capitalizing on the opportunities presented by the highly favorable yield curve, the Company embarked on a wholesale leveraging program in the third quarter of the year. As a result, the balance of borrowings grew to $2.5 billion at December 31, 2001 from $1.0 billion at December 31, 2000. Included in the year-end 2001 balance were Federal Home Loan Bank ("FHLB") advances of $1.8 billion (of which $776.0 million were acquired in the Richmond County merger) and reverse repurchase agreements and trust preferred securities totaling $718.0 million. The funding provided by borrowings and deposits was supplemented by funds from loan prepayments, interest payments on loans and other investments, and the maturities of securities and mortgage-backed securities.

      The Company's ability to attract and retain deposits depends on various factors, including market interest rates and competition with other banks. The Company vies for deposits by emphasizing convenience and by offering an array of financial products consistent with those expected of a full-service bank.

      The Company operates its branch network through six community divisions, each one retaining a strong local identity. The Queens County Savings Bank Division is the largest, with 26 locations, including 17 traditional and eight in-store banking offices in Queens. The Richmond County Savings Bank Division is next in line, with 24 locations, including 17 traditional and five in-store offices in Richmond County. Included in the latter amounts are one traditional and two in-store branches that opened in the first quarter of 2002.

      As a result of its acquisition of Haven, the Company operates the largest supermarket banking franchise in the metro New York region, and one of the largest in the northeast. Open seven days a week, including most holidays, the Company's in-store branches have been a significant source of low cost deposits, and of revenues from the sale of mutual funds and annuities. Reflecting the aforementioned opening of two in-store branches in Staten Island in the first quarter of 2002 and the anticipated divestiture of 14 in-store branches in New Jersey, Connecticut, and Rockland County in the second, the number of in-store branches will soon be 54.

      While the Company's in-store branches are primarily located on Long Island and the five boroughs of New York City, its 53 traditional banking offices are primarily concentrated in Queens and Richmond counties and New Jersey. The Bank enjoys the fifth and second largest share of deposits, respectively, in the two boroughs and a substantial portion of deposits in several densely populated New Jersey communities.

      With a total network of 108 offices, a competitive product menu, and a structure that emphasizes community banking, the Company is well positioned to attract and retain a solid customer base.

Asset and Liability Management and the Management of Interest Rate Risk

      The Company manages its assets and liabilities to reduce its exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the level of risk that is appropriate, given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with the Board of Directors' approved guidelines.

Market Risk

      As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those possessing a short term to maturity.

      The Company has pursued the following strategies in the process of managing its interest rate risk: (1) Emphasizing the origination and retention of multi-family and commercial real estate loans with a fixed rate of interest in the first five years of the loan and a rate that adjusts annually in each of years six through ten; (2) selling, from time to time, one-to-four family mortgage loans without recourse; and (3) investing in fixed-rate mortgage-backed and mortgage-related securities with estimated average lives of three to seven years. These strategies take into consideration the relative stability of the Company's core deposits and, more recently, the growth in core deposits stemming from its Haven and Richmond County transactions.


20 New York Community Bancorp, Inc. 2001 Annual Report

      The actual duration of mortgage loans and mortgage-backed securities can be significantly impacted by changes in prepayment levels and market interest rates. Mortgage prepayments will vary due to a number of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the largest determinants of prepayments are prevailing interest rates and related mortgage refinancing opportunities. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix can be made on a timely basis when deemed appropriate. The Company does not currently participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance-sheet derivative financial instruments.

      In 2001, the Company took a variety of actions to minimize its exposure to interest rate risk. First, the Company sold $725.5 million in assets acquired in the Haven and Richmond County transactions and utilized the proceeds to originate assets with shorter terms to maturity. Second, the merger with Richmond County, like the Haven transaction before it, provided a significant infusion of lower cost funds. The increase in funding provided support for the record level of loan production and for the increased concentration of loans specifically structured to minimize risk. Subsequent to the merger, the Company took additional steps to reduce its exposure, by increasing its investment in readily saleable mortgage-backed securities with leveraged funds. The increase in securities available for sale is indicative of a more flexible institution, one better equipped to address changes in market interest rates.

Gap Analysis

      The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that period of time. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. At December 31, 2001, the Company's one-year gap was a negative 8.69%.

      A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, a company with a positive gap would be better positioned to invest in higher yielding assets, as this might result in the yield on its assets increasing at a pace more closely matching the increase in the cost of its interest-bearing liabilities than if it had a negative gap. During a period of falling interest rates, a company with a positive gap would tend to see its assets repricing at a faster rate than one with a negative gap, which might tend to restrain the growth of its net interest income or result in a decline in interest income.

      The table on page 22 sets forth the amounts of interest- earning assets and interest-bearing liabilities outstanding at December 31, 2001 which, based on certain assumptions stemming from the Bank's historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (a) the term to repricing, or (b) the contractual terms of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2001 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For mortgage and other loans (both adjustable- and fixed-rate), prepayment rates were assumed to range from 0% to 18% annually. Mortgage-backed and mortgage-related securities were assumed to prepay at rates based on their respective previous three-month prepayment experience. Savings accounts were assumed to decay at a rate of 5% for the first five years and 15% for the years thereafter. NOW and money market accounts were assumed to decay at an annual rate of 20% and 50%, respectively.

      Prepayment and deposit decay rates can have a significant impact on the Company's estimated gap. While the Company believes its assumptions to be reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future loan prepayments and deposit withdrawal activity.

--------------------------------------------------------------------------------
Interest Rate Sensitivity Analysis
================================================================================

                                                                At December 31, 2001
=========================================================================================================
                                                     Three      Four to       More Than       More Than
                                                    Months       Twelve      One Year to     Three Years
(dollars in thousands)                              or Less      Months      Three Years    to Five Years
---------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans(1)                     $  297,123   $  985,530     $1,864,151      $1,592,649
  Securities(2)                                       17,369       35,564          1,000          29,470
  Mortgage-backed securities(2)(3)                   364,031      676,918        762,508         214,331
  Money market investments                            10,166           --             --              --
---------------------------------------------------------------------------------------------------------
Total interest-earning assets                        688,689    1,698,012      2,627,659       1,836,450
---------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                                    13,660       68,302        163,924         169,560
  NOW and Super NOW accounts                          11,120       55,599        133,438         133,438
  Money market accounts                               76,841      230,523        307,365              --
  Certificates of deposit                            672,329    1,278,552        395,839          37,849
  Borrowings                                         592,511      186,517         47,000         107,500
---------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                 1,366,461    1,819,493      1,047,566         448,347
---------------------------------------------------------------------------------------------------------
Interest sensitivity gap per period(4)            $ (677,772)  $ (121,481)    $1,580,093      $1,388,103
---------------------------------------------------------------------------------------------------------
Cumulative interest sensitivity gap               $ (677,772)  $ (799,253)    $  780,840      $2,168,943
---------------------------------------------------------------------------------------------------------
Cumulative interest sensitivity gap
  as a percentage of total assets                      (7.36)%      (8.69)%         8.48%          23.57%
Cumulative net interest-earning assets as a
  percentage of net interest-bearing liabilities       50.40        74.91          118.44         146.33
=========================================================================================================

                                                         At December 31, 2001
=====================================================================================
                                                   More than      More
                                                  Five Years      than
(dollars in thousands)                            to 10 Years   10 Years     Total
-------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans(1)                     $   552,097   $ 95,693   $5,387,243
  Securities(2)                                        91,573    281,554      456,530
  Mortgage-backed securities(2)(3)                    107,932     46,592    2,172,312
  Money market investments                                 --         --       10,166
-------------------------------------------------------------------------------------
Total interest-earning assets                         751,602    423,839    8,026,251
-------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                                  1,223,793         --    1,639,239
  NOW and Super NOW accounts                               --         --      333,595
  Money market accounts                                    --         --      614,729
  Certificates of deposit                              23,318         19    2,407,906
  Borrowings                                        1,498,000     75,300    2,506,828
-------------------------------------------------------------------------------------
Total interest-bearing liabilities                  2,745,111     75,319    7,502,297
-------------------------------------------------------------------------------------
Interest sensitivity gap per period(4)            $(1,993,509)  $348,520   $  523,954
-------------------------------------------------------------------------------------
Cumulative interest sensitivity gap               $   175,434   $523,954
-------------------------------------------------------------------------------------
Cumulative interest sensitivity gap
  as a percentage of total assets                        1.91%      5.69%
Cumulative net interest-earning assets as a
  percentage of net interest-bearing liabilities       102.36     106.98
=====================================================================================

(1)   For purposes of the gap analysis, non-performing loans have been excluded.
(2) Securities and mortgage-backed securities are shown at their respective carrying values.
(3)   Based on historical repayment experience.
(4) The interest sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

      Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

Net Portfolio Value

      Management also monitors the Company's interest rate sensitivity through the use of a model that generates estimates of the change in the Company's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is defined as the net present value of expected cash flows from assets, liabilities, and off-balance-sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates, reinvestment rates, and deposit decay rates similar to those utilized in formulating the Interest Rate Sensitivity Analysis above. The following table sets forth the Company's NPV as of December 31, 2001:

Net Portfolio Value Analysis

=================================================================================================================
    Change in                                                                              Portfolio Market Value
 Interest Rates         Change in         Change in        Net Portfolio          Net        Projected % Change
(in basis points)      Asset Value     Liability Value         Value            Change            to Base
-----------------------------------------------------------------------------------------------------------------
      -200           $9,816,309,332    $8,491,263,970     $1,325,045,362    $  83,671,497           6.74%
      -100            9,604,314,175     8,314,909,799      1,289,404,376       48,030,511           3.87
        --            9,387,034,427     8,145,660,562      1,241,373,865               --             --
      +100            9,146,989,183     7,977,146,434      1,169,842,749      (71,531,116)         (5.76)
      +200            8,865,028,170     7,801,936,766      1,063,091,404     (178,282,461)        (14.36)
=================================================================================================================


--------------------------------------------------------------------------------
22 New York Community Bancorp, Inc. 2001 Annual Report

      As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the preceding interest rate risk measurements. Modeling changes in NPV requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Analysis presented on page 22 assumes that the composition of the Company's interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Also, the model does not take into account the Company's strategic plans. Accordingly, while the NPV Analysis provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income, and may very well differ from actual results.

Liquidity and Capital Position

Liquidity

      The Company manages its liquidity to ensure that its cash flows are sufficient to support the Bank's operations and to compensate for any temporary mismatches with regard to sources and uses of funds caused by erratic loan and deposit demand.

      As previously noted, the Bank's primary funding sources are deposits and borrowings. Additional funding has stemmed from interest and principal payments on loans, securities, and mortgage-backed securities, and the sale of securities, loans, and foreclosed real estate. While borrowings and the scheduled amortization of loans and securities are more predictable funding sources, deposit flows and mortgage prepayments are subject to such external factors as economic conditions, competition, and market interest rates.

      The principal investing activities of the Bank are the origination of mortgage loans (primarily secured by multi-family buildings) and, to a lesser extent, the purchase of mortgage-backed and other investment securities. In 2001, the net cash used in investing activities totaled $3.9 billion, primarily reflecting a $2.4 billion net increase in loans, the purchase of securities available for sale totaling $2.7 billion, and proceeds from the redemption and sales of securities available for sale totaling $685.1 million. In addition to loans, net, of $1.8 billion acquired through the Richmond County merger (after sales of $83.7 million), the net increase in loans reflects twelve-month mortgage originations of $1.2 billion, offset by repayments and prepayments totaling $765.6 million.

      The net cash used in operating activities totaled $425.9 million, including goodwill stemming from the Richmond County and Haven transactions, a $143.6 million increase in other assets (primarily reflecting the Company's BOLI investment), and the merger-related core deposit intangible of $60.0 million.

      The Bank's investing and operating activities were funded by internal cash flows generated by its financing activities. In 2001, the net cash provided by financing activities totaled $4.2 billion, reflecting a $2.2 billion net increase in deposits and a $1.5 billion net increase in borrowings. Reflected in the latter amounts were $2.5 billion in deposits and $803.5 million in borrowings stemming from the Richmond County merger.

      The Bank monitors its liquidity position on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including withdrawals from depository accounts, outstanding loan commitments, contractual long-term debt payments, and operating leases. The Bank's most liquid assets are cash and due from banks and money market investments, which collectively totaled $178.6 million at December 31, 2001, as compared to $257.7 million at December 31, 2000. At the same time, the Bank's liquidity position was enhanced by a $2.1 billion increase in the portfolio of securities available for sale to $2.4 billion from $303.7 million. Additional liquidity is available through the Bank's FHLB line of credit, which totaled $3.7 billion at December 31, 2001, and a $10.0 million line of credit with a money center bank.

      CDs due to mature in one year or less from December 31, 2001 totaled $1.9 billion; based upon recent retention rates as well as current pricing, management believes that a significant portion of such deposits will either roll over or be reinvested in annuities or mutual funds sold through the Bank's branch offices.

      As the following table indicates, the Bank's and the Company's off-balance-sheet commitments at December 31, 2001 were limited to outstanding loan commitments totaling $344.4 million and investment commitments in the amount of $450.0 million.

(in thousands)
--------------------------------------------------------------------------------
Multi-family mortgage loans                                             $228,545
All other loans                                                          115,869
Securities investments(1)                                                450,000
--------------------------------------------------------------------------------
Total commitments                                                       $794,414
================================================================================

(1)   Consists entirely of commitments to purchase mortgage-backed securities.

      The following table summarizes the maturity profile of the Company's consolidated contractual long-term debt payments and operating leases at December 31, 2001:

================================================================================
(in thousands)                     Long-term debt(1)            Operating leases
--------------------------------------------------------------------------------
2002                                  $  85,267                    $ 5,375
2003                                     25,000                      4,076
2004                                     22,000                      3,512
2005                                     42,000                      3,113
2006                                     65,500                      2,698
2007 and thereafter                   1,685,789                     16,479
--------------------------------------------------------------------------------
Total                                $1,925,556                    $35,253
================================================================================

(1) Includes FHLB advances, trust preferred securities, and reverse repurchase agreements.

      Based upon the strength of the Bank's liquidity position, management anticipates that the Bank and the Company will have sufficient funding to fulfill these commitments when they are due.

      The primary sources of funding for the Company are trust preferred securities, dividend payments from the Bank, sales and maturities of investment securities, and, to a lesser extent, earnings on investments and deposits held by the Company. Trust preferred securities and dividend payments by the Bank have primarily been used to fund stock repurchase programs, to pay dividends on Company stock, and to pay the distributions on the trust preferred securities issued by the Company which totaled $255.5 million at December 31, 2001.

      The Bank's ability to pay dividends and other capital distributions to the Company is generally limited by New York State banking law and regulations, and by regulations of the Federal Deposit Insurance Corporation (the "FDIC"). In addition, the New York State Superintendent of Banks and the FDIC may prohibit the payment of dividends that are otherwise permissible by regulation for reasons of safety and soundness.

      Under New York State banking law, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of the bank's net profits for that year combined with its retained net profits of the preceding two years (subject to certain adjustments). As of December 31, 2001, the Bank had $145.7 million of dividends or capital distributions it could pay to the Company without regulatory approval, and the Company had $2.7 million of securities available for sale and $107.1 million in cash deposits. Were the Bank to apply to the Company for a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, no assurances could be made that said application would be approved by the regulatory authorities.

Capital Position

      The Company maintained an aggressive approach to capital management in 2001 and has already demonstrated a readiness to do so again in 2002.

      In addition to increasing the quarterly cash dividend 20% in each of the second and fourth quarters, the Company distributed a 50% stock dividend on March 29 and September 20, pursuant to a 3-for-2 stock split on each of these dates. The Company also allocated $121.0 million toward the repurchase of 6,254,437 shares over the course of four quarters at an average price of $19.35 per share. At December 31, 2001, a total of 1,066,787 shares remained available for repurchase under the September 14, 2001 authorization; all of these had been repurchased by February 19, 2002. Accordingly, on that date, the Board of Directors authorized the Company to repurchase up to an additional 2,250,000 shares of stock. Of this number, 1,960,894 shares remained available for repurchase at March 22, 2002.

      The magnitude of the Company's share repurchase program serves as an indication of management's confidence in the Company's capital strength. Supported by cash earnings of $149.0 million and shares issued pursuant to the Richmond County merger in the amount of $693.4 million, stockholders' equity rose to $983.1 million at December 31, 2001, representing 10.68% of total assets and a book value of $10.05 per share, based on 97,774,030 shares. At the prior year-end, stockholders' equity totaled $307.4 million, representing 6.53% of total assets and a book value of $4.94, based on 62,275,959 shares, as adjusted for the 3-for-2 stock splits cited above. To calculate book value, the Company subtracts the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2001, the number of unallocated ESOP shares was 4,071,246; at the prior year-end, the split-adjusted number of unallocated ESOP shares was 4,279,320.


24 New York Community Bancorp, Inc. 2001 Annual Report

    The level of stockholders' equity at December 31, 2001 was more than sufficient to exceed the minimum federal requirements for a bank holding company, which are considered on a consolidated basis. The following table sets forth the Company's consolidated leverage, Tier 1 risk-based, and total risk-based capital ratios at December 31, 2001 and 2000, and the respective minimum requirements:

================================================================================
                                                                       Minimum
At December 31, 2001                                Actual           Requirement
--------------------------------------------------------------------------------
(dollars in thousands)                         Amount     Ratio         Ratio
--------------------------------------------------------------------------------
Total risk-based capital                      $542,430    11.31%        10.0%
Tier 1 risk-based capital                      497,184    10.37          6.0
Leverage capital                               497,184     5.95          5.0
================================================================================

                                                                       Minimum
At December 31, 2000                                Actual           Requirement
--------------------------------------------------------------------------------
(dollars in thousands)                         Amount     Ratio         Ratio
--------------------------------------------------------------------------------
Total risk-based capital                      $282,609    10.37%        10.0%
Tier 1 risk-based capital                      264,545     9.70          6.0
Leverage capital                               264,545     8.75          5.0
================================================================================

      While the Company's regulatory capital was reduced by the addition of $558.6 million in goodwill and core deposit intangibles in connection with the Richmond County merger, the Company took steps to enhance its regulatory capital in the fourth quarter with the issuance of $121.3 million in trust preferred securities. As a result, the Company's regulatory Tier 1 risk-based capital ratio rose to 10.37% at December 31, 2001 from 9.70% at the prior year-end.

      The Company's capital strength is paralleled by the solid capital position of the Bank, as reflected in the excess of its regulatory capital ratios over the levels required by the FDIC for classification as a well capitalized institution. At December 31, 2001, the Bank's Tier 1 leverage capital ratio equaled 6.09% of average adjusted assets, as compared to the 5.00% required for "well capitalized" classification, while its Tier 1 and total risk-based capital ratios equaled 10.12% and 10.97%, respectively, of risk-weighted assets, as compared to the 6.00% and 10.00% required.

RESULTS OF OPERATIONS

Earnings Summary

2001 and 2000 Comparison:

      On July 31, 2001, the Company merged with Richmond County in a purchase transaction calling for the exchange of 1.02 Company shares for each share of Richmond County stock held at that date. Accordingly, the Company's 2001 earnings reflect five months of combined operations, and its earnings per share reflect the issuance of 38,545,790 Company shares pursuant to the merger, as adjusted for a 3-for-2 stock split on September 20, 2001.

      The Company's 2001 earnings also reflect the full-year benefit of its acquisition of Haven on November 30, 2000 in a purchase transaction that called for the exchange of 1.04 Company shares for each share of Haven stock held. The Company's 2000 earnings and earnings per share therefore reflect just one month of combined operations and the addition of 22,112,424 shares, as adjusted for the aforementioned stock split and an earlier 3-for-2 stock split on March 29, 2001.

      Reflecting the Haven and Richmond County transactions, internal loan growth, and the implementation of various strategic actions, the Company's net income rose 326.8% from $24.5 million in 2000 to $104.5 million in 2001. The Company's earnings also rose 139.3% on a diluted per share basis, from $0.56 to $1.34. The extent of the Company's earnings growth was additionally reflected in the returns provided on its average assets ("ROA") and average stockholders' equity ("ROE"). The ROA rose to 1.63% in 2001 from 1.06% in 2000, while the ROE rose to 18.16% from 13.24%.

      In 2001, the Company's net income included $25.7 million in non-core after-tax gains on the sale of loans and securities and two office locations (see other operating income), offset by non-core after-tax charges totaling $26.5 million, primarily reflecting $22.8 million stemming from the allocation of Employee Stock Ownership Plan ("ESOP") shares in connection with the Richmond County merger (see compensation and benefits) and $3.0 million stemming from a tax adjustment (see income tax expense). The combined impact of these items on the Company's 2001 earnings was a non-core after-tax charge of $836,000, equivalent to $0.01 per share.

      In the prior year, the Company's net income included a non-core after-tax charge of $11.4 million, or $0.26 per share, the net effect of a $24.8 million non-core charge on the allocation of ESOP shares pursuant to the Haven acquisition (see compensation and benefits) and a $13.5 million non-core gain on the sale of a Bank-owned property (see other income).

      Excluding the respective charges, the Company's 2001 core earnings rose $69.4 million, or 193.7%, to $105.3 million, signifying a 64.6% increase in diluted core earnings per share to $1.35. In addition, the 2001 amount provided a core ROA of 1.65% and a core ROE of 18.30%, as compared to 1.56% and 19.40%, respectively, in the prior year.

      The Company also recorded significant growth in its 2001 cash earnings, which rose to $149.0 million from $58.5 million, a 154.7% increase. The 2001 amount provided a cash ROA and cash ROE of 2.33% and 25.90%, respectively, and was equivalent to a 43.6% increase in diluted cash earnings per share from $1.33 to $1.91. The Company's cash earnings for the twelve months ended December 31, 2001 thus added $44.5 million, or 42.6%, more to tangible Tier 1 capital than its comparable GAAP earnings. Readers are advised to see the Glossary on page 10 for a definition of cash earnings, and to see the cash earnings analysis that appears on page 27 of this report.

      The Company believes that its cash and core earnings, and the related cash and core performance measures, enable investors to gain a better understanding of its trends and results of operations than its GAAP results alone. Such non-GAAP measures should be viewed in addition to, and not in lieu of, the Company's GAAP results.

      The growth in earnings was driven by the Haven and Richmond County transactions, a record level of loan production, and the post-transaction restructuring of the balance sheet. In addition, earnings were favorably impacted by the steady decline in market interest rates and the steepening of the yield curve, which created opportunities for leveraged asset growth.

      While expenses rose, as one might expect, in the wake of two major transactions, the benefits were far more significant. For example, the Company's net interest income rose $132.7 million, or 181.6%, to $205.8 million, the net effect of a $248.5 million rise in interest income to $423.3 million and a $115.7 million rise in interest expense to $217.5 million. The favorable factors that combined to create the increase in net interest income also supported a 38-basis point rise in interest rate spread and a 26-basis point rise in net interest margin to 3.38% and 3.59%, respectively.

      The Company's earnings were also fueled by a better than three-fold increase in other operating income to $90.6 million, including $39.6 million in non-core gains on the sale of loans and securities and the sale of two Bank-owned properties. In the prior year, other operating income totaled $21.6 million, including a non-core gain of $13.5 million on the sale of the Bank's former headquarters in Queens. Excluding these gains, core other operating income rose to $51.0 million, reflecting a $30.5 million rise in fee income to $35.1 million and a $12.5 million rise in core other income to $16.0 million. While the growth in fee income largely reflects the expansion of the branch network, the growth in other income also reflects the income derived from the Company's investment in BOLI and from the sale of investment products in 86 of the Company's banking offices.

      The provision for loan losses had no impact on the Company's 2001 or 2000 earnings, as it was suspended in both years.

      The $201.7 million increase in revenues from net interest and other operating income was more than enough to offset the $71.4 million increase in non-interest expense to $121.2 million. Reflected in the latter amount was a $63.4 million rise in total operating expense to $112.8 million and a $7.9 million rise in the amortization of goodwill and core deposit intangible to $8.4 million.

      Excluding the aforementioned non-core charges of $22.8 million and $24.8 million stemming from the Company's respective transaction-related ESOP share allocations, core operating expense totaled $90.0 million and $24.5 million, respectively, in 2001 and 2000. The higher operating expense level in 2001 largely reflects the costs of staffing and operating an expanded branch network and, to a lesser extent, the post-transaction integration of data processing systems in the first and fourth quarters of the year. The increase in goodwill and core deposit intangible amortization reflects the full-year impact of the Haven acquisition and the five-month impact of the Richmond County merger.

      The growth in earnings was also partly offset by a $50.4 million increase in income tax expense to $70.8 million, reflecting a $130.3 million rise in pre-tax income to $175.2 million and an effective tax rate of 40.4%. The increase in 2001 income tax expense also reflects a non-core tax rate adjustment of $3.0 million.

      Based on its accomplishments in 2001, and the implementation of certain income-enhancing strategies, management currently anticipates that the Company's 2002 performance will reflect a better than 50% increase in diluted earnings per share and a better than 20% increase in diluted cash earnings per share. These earnings growth projections reflect management's current expectation that net interest income, spread, and margin will continue to grow and that the provision for loan losses will continue to be suspended; that other operating income will continue to increase, while operating expense will stabilize and the effective tax rate will be reduced. Estimates regarding cash earnings per share are based on additional assumptions, including assumptions about the extent of share repurchases.

      Specific estimates for other operating income, operating expense, and the effective tax rate are provided in the respective


26 New York Community Bancorp, Inc. 2001 Annual Report line-item discussions that appear on pages 32-35, of this report. As actual results may differ materially from current projections, readers are urged to read the entire discussion, including the associated risk factors, and to refer to the more general discussion of forward-looking statements and associated risk factors that appears on pages 13-14.

2000 and 1999 Comparison:

      The Company recorded net income of $24.5 million, or $0.56 per diluted share, in 2000, as compared to $31.7 million, or $0.74 per diluted share, in 1999. Included in the 2000 amount was a non-core net charge of $11.4 million, or $0.26 per share, incurred in connection with the Haven acquisition, which consisted of two components: compensation and benefits expense of $24.8 million stemming from the distribution of ESOP shares pursuant to the transaction, and other operating income of $13.5 million stemming from the sale of the Company's former headquarters in Queens. Included in the 1999 amount were a non-core net benefit of $1.1 million, or $0.03 per share, stemming from the reversal of $2.0 million from the allowance for loan losses and a non-core net benefit of $472,000 stemming from actions taken during the year to lower operating expense. Per-share amounts for 2000 and 1999 have been adjusted to reflect the 3-for-2 stock splits in 2001.

      Excluding these non-core items, the Company recorded core earnings of $35.9 million, or $0.82 per diluted share (split-adjusted), in 2000, as compared to core earnings of $30.1 million, or $0.71 per diluted share (split-adjusted), in 1999. The 2000 amount provided a core ROA of 1.56% and a core ROE of 19.40%.

      At the same time, the Company's cash earnings rose to $58.5 million, or $1.33 per diluted share (split-adjusted), in 2000 from $44.3 million, or $1.04 per diluted share (split-adjusted), in the prior year. The Company's cash earnings thus contributed $34.0 million, or 139.0%, more to capital in 2000 than its reported earnings contributed alone. Similarly, while the Company recorded an ROA and ROE of 1.06% and 13.24%, respectively, on a reported earnings basis, its cash ROA and ROE were 2.52% and 31.38%.

      Excluding the impact of the non-core items, the growth in core earnings was primarily driven by a $5.6 million increase in core other operating income to $8.1 million and a $4.2 million increase in net interest income to $73.1 million. Core other operating income was fueled by a $2.7 million rise in fee income, primarily stemming from the sale of banking services and investment products, and by a $2.9 million rise in core other income, including $2.1 million stemming from the Company's initial investment in BOLI on December 30, 1999.

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

      Earnings were further boosted by a $347,000 reduction in income tax expense to $20.4 million, partly reflecting a $7.5 million reduction in pre-tax income to $44.9 million.

      The growth in core earnings was partly offset by a $2.7 million rise in core operating expense to $24.5 million, or 1.06% of average assets, primarily reflecting post-acquisition increases in compensation and benefits and occupancy and equipment expense. Despite the higher levels of net interest income and core other operating income, the core efficiency ratio rose to 30.20% from 28.70% in the year-earlier period; however, the cash efficiency ratio improved to 24.47% from 26.37%.

      In addition, while the Company suspended the provision for loan losses throughout 2000, the Company's 1999 results reflect the reversal of $2.0 million from the loan loss allowance in the first quarter, which had a net benefit of $1.1 million, or $0.03 per share.

Cash Earnings Analysis

                                                                      For the Years Ended December 31,
=======================================================================================================
(in thousands, except per share data)                                  2001         2000         1999
-------------------------------------------------------------------------------------------------------
Net income                                                           $104,467      $24,477      $31,664
Additional contributions to tangible stockholders' equity:
  Amortization and appreciation of stock-related benefit plans         22,775       24,795        2,559
  Associated tax benefits                                              11,000        5,953        7,269
  Dividends on unallocated ESOP shares                                  2,302        2,776        2,857
-------------------------------------------------------------------------------------------------------
Total additional contributions to tangible stockholders' equity        36,077       33,524       12,685
Amortization of goodwill and core deposit intangible                    8,428          494           --
-------------------------------------------------------------------------------------------------------
Cash earnings                                                        $148,972      $58,495      $44,349
=======================================================================================================
Cash earnings per share(1)                                           $   1.94      $  1.38      $  1.06
Diluted cash earnings per share(1)                                       1.91         1.33         1.04
=======================================================================================================

(1) Per share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Interest Income

      The level of interest income depends upon the average balance and mix of the Company's interest-earning assets, the yields on said assets, and the current level of market interest rates. These rates are influenced by the Federal Open Market Committee (the "FOMC") of the Federal Reserve Board of Governors, which reduces, maintains, or increases the federal funds rate (i.e., the rate at which banks borrow funds from one another), as it deems necessary. The federal funds rate declined 475 basis points over the course of 2001 to 1.75% in December and, as of this writing, has been sustained at this rate.

2001 and 2000 Comparison:

      The Haven and Richmond County transactions combined with a record level of mortgage loan production to produce significant interest income growth in 2001. The Company recorded 2001 interest income of $423.3 million, up $248.5 million, or 142.1%, from the year-earlier amount.

      The growth in interest income was driven by a $3.5 billion, or 161.4%, rise in average interest-earning assets to $5.7 billion, which more than offset a 59-basis point drop in the average yield to 7.38%. While the higher average balance reflects internal loan growth and the benefit of the transactions, the lower yield reflects the steady reduction in market interest rates over the course of the year.

      Loans generated $325.9 million, or 77.0%, of 2001 interest income, up from $151.6 million, representing 86.7%, in the year-earlier twelve months. The 115.0% increase was driven by a $2.3 billion, or 122.2%, rise in the average balance of loans to $4.2 billion, offsetting a 26-basis point decline in the average yield to 7.71%. In addition to $1.9 billion in net loans acquired in the Richmond County transaction, the higher average balance was bolstered by twelve-month originations totaling $1.2 billion, nearly doubling the year-earlier volume of $616.0 million. While the average yield was partly reduced by the sale of assets acquired in the Haven and Richmond County transactions, the structure of the loan portfolio served to limit the decline.

      Notwithstanding the significant growth in the average balance, the concentration of loans within the mix of average interest-earning assets declined to 73.8% in 2001 from 86.8% in the prior year. The principal reason for the decline was the merger-related infusion of mortgage-backed securities. In 2001, mortgage-backed securities represented 17.1% of average interest-earning assets, a fairly significant increase from 1.9% in the prior year. Similarly, in 2001, mortgage-backed securities generated 14.5% of total interest income, up from 2.2% of the total in the prior year. Mortgage-backed securities contributed $61.3 million to 2001 interest income, up from $3.8 million in the year-earlier twelve months. Reflecting $1.1 billion in mortgage-backed securities acquired in the Richmond County merger, the average balance rose to $977.7 million from $40.9 million, while generating an average yield of 6.27%, down 300 basis points.

      The interest income derived from securities grew to $30.1 million year-over-year from $18.0 million, the result of a $148.3 million rise in the average balance to $373.2 million and an eight-basis point rise in the average yield to 8.07%. In 2001, securities represented 6.5% of average interest-earning assets and generated 7.1% of interest income, down from 10.3% and 10.3%, respectively, in the prior twelve-month period.

      Money market investments generated interest income of $5.9 million, as compared to $1.4 million in the prior year. The increase was the net effect of a $128.8 million rise in the average balance to $153.2 million and a 201-basis point decline in the average yield to 3.88%.

2000 and 1999 Comparison:

      The Company recorded interest income of $174.8 million in 2000, a 22.2% increase from $143.1 million in 1999. The $31.7 million increase stemmed from a $372.8 million, or 20.5%, rise in average interest-earning assets to $2.2 billion, coupled with an 11-basis point rise in the average yield to 7.97%.

      Fueled by mortgage originations of $616.0 million, mortgage and other loans generated $151.6 million of interest income in 2000, up 15.2% from $131.6 million in 1999. The increase was the net effect of a $271.2 million, or 16.7%, rise in the average balance to $1.9 billion, and a ten-basis point drop in the average yield to 7.97%. Loans represented 86.7% of average interest-earning assets and generated 86.7% of total interest income in 2000, as compared to 89.6% and 92.0%, respectively, in 1999.

      Additional interest income stemmed from the Company's portfolios of securities, mortgage-backed securities, and money market investments, which increased significantly with the Haven acquisition. In connection with this transaction, each of these portfolios was marked to market, which contributed to the meaningful rise in average yields detailed below.

      Securities generated interest income of $18.0 million in 2000, up 76.8% from $10.2 million in 1999. The increase stemmed from a $58.2 million, or 34.9%, rise in the average balance to $225.0 million, together with a 189-basis point rise in the average yield to 7.99%. In 2000, securities represented 10.3% of average interest-earning assets and generated 10.3% of total interest income, as compared to 9.2% and 7.1%, respectively, in the prior year.

      The interest income derived from mortgage-backed securities rose $2.9 million to $3.8 million, the result of a $27.9 million, or 213.0%, rise in the average balance to $40.9 million and a 244-basis point rise in the average yield to 9.27%. Mortgage-backed securities represented 1.9% of average interest-earning assets and generated 2.2% of total interest income in 2000, up from 0.7% and 0.6% in the prior year.


28 New York Community Bancorp, Inc. 2001 Annual Report

      Money market investments contributed interest income of $1.4 million in 2000, up from $443,000 in 1999. The increase reflects a $15.1 million rise in the average balance to $24.4 million and a 113-basis point rise in the average yield to 4.89%.

Interest Expense

      The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by competition for deposits, the availability of alternative funding sources, and the level of market interest rates.

2001 and 2000 Comparison:

      In 2001, the level of interest expense was significantly impacted by the infusion of core deposits acquired in the Haven and Richmond County transactions and by the adoption of a wholesale leveraging strategy in the second half of the year. While these factors combined to produce an increase in the average balance of interest-bearing liabilities, the yearlong decline in market interest rates, together with the greater concentration of core deposits, contributed to a markedly lower cost of funds.

      The Company recorded interest expense of $217.5 million in 2001, as compared to $101.8 million in 2000. The 113.7% increase was fueled by a $3.4 billion, or 165.8%, rise in average interest-bearing liabilities to $5.4 billion, and partly offset by a 97-basis point drop in the average cost of funds to 4.00%.

      CDs accounted for $108.1 million, or 49.7%, of total interest expense in the current twelve-month period, as compared to $41.2 million, representing 40.5%, in the year-earlier twelve months. The 2001 amount was the net effect of a $1.3 billion rise in the average balance to $2.1 billion and a 34-basis point decline in the average cost to 5.16%. The higher average balance was fueled by CDs acquired in the transactions, while the lower cost corresponds to the aforementioned decline in market interest rates. While CDs represented 38.5% and 36.5%, respectively, of average interest-bearing liabilities in 2001 and 2000, the concentration declined steadily over the course of the year. In the fourth quarter of 2001, the concentration of CDs declined to 33.4% of average interest-earning liabilities and accounted for 42.2% of fourth quarter 2001 interest expense.

      Other funding (NOW and money market accounts, savings accounts, mortgagors' escrow, and non-interest-bearing deposits) generated combined 2001 interest expense of $33.7 million, up from $11.3 million in the prior year. The increase was the net effect of a $1.5 billion rise in the average balance to $2.1 billion, fueled by the Haven and Richmond County transactions, and a 46-basis point decline in the average cost to 1.62%, reflecting the drop in market interest rates.

      Specifically, NOW and money market accounts generated 2001 interest expense of $15.2 million, up from $4.9 million in the prior year. The increase was the net effect of a $641.5 million rise in the average balance to $803.5 million and a 113-basis point decline in the average cost to 1.89%. Savings accounts generated 2001 interest expense of $18.5 million, up from $6.3 million, the net effect of a $660.0 million rise in the average balance to $955.3 million and a 22-basis point drop in the average cost to 1.93%. Mortgagors' escrow, meanwhile, produced interest expense of $62,000, up $29,000, the result of a $5.7 million rise in the average balance to $29.4 million and a seven-basis point rise in the average cost to 21 basis points. The average balance of non-interest-bearing deposits, meanwhile, rose to $298.8 million from $60.7 million, signifying an increase of 392.1%.

      The significant funding provided by the Company's growing mix of deposits was supplemented by an increase in borrowings as the Company capitalized on the yield curve in the second half of the year. The interest expense produced by borrowings thus rose 53.5% to $75.7 million in 2001 from $49.3 million in 2000, the net effect of a $741.0 million rise in the average balance to $1.6 billion and a 117-basis point decline in the average cost to 4.86%. Borrowings thus represented 28.7% of average interest-bearing liabilities and generated 34.8% of interest expense in 2001 as compared to 39.9% and 48.5%, respectively, in the prior year.

2000 and 1999 Comparison:

      The Company recorded interest expense of $101.8 million in 2000, a 37.1% increase from $74.2 million in 1999. The increase stemmed from a $380.4 million rise in the average balance of interest-bearing liabilities to $2.0 billion and a 52-basis point rise in the average cost to 4.97%.

      Borrowings generated interest expense of $49.3 million in 2000, up from $30.3 million in 1999. The increase reflects a $247.7 million rise in the average balance to $817.8 million, and a 72-basis point rise in the average cost to 6.03%. The higher average balance reflects the Company's use of borrowings to originate loans and repurchase shares in anticipation of the Haven acquisition; while not reflected in the average balance for 2000, the volume of borrowings for the combined company was reduced by $500.0 million at year-end. Borrowings represented 39.9% of interest-bearing liabilities and generated 48.5% of total interest expense in 2000, versus 34.2% and 40.8%, respectively, in the year-earlier twelve months.

      The interest expense produced by CDs rose $6.1 million to $41.2 million, the result of a $33.6 million rise in the average balance to $748.1 million and a 58-basis point rise in the average cost to 5.50%. CDs represented 36.5% of average interest-bearing liabilities and generated 40.5% of total interest expense in 2000, as compared to 42.9% and 47.3%, respectively, in 1999.

      Other funding generated combined interest expense of $11.2 million in 2000, up $2.5 million from the 1999 amount. The increase was the net effect of a $122.2 million rise in the combined average balance to $541.8 million and a two-basis point drop in the average cost to 2.08%.

      The interest expense produced by NOW and money market accounts rose $2.4 million year-over-year to $4.9 million, the result of a $78.1 million rise in the average balance to $161.9 million and a nine-basis point rise in the average cost to 3.02%. Savings accounts generated interest expense of $6.3 million, comparable to the year-earlier figure, the net effect of a $21.0 million rise in the average balance to $295.4 million and a 16-basis point reduction in the average cost to 2.15%. Mortgagors' escrow generated interest expense of $33,000, up $4,000 from the year-earlier level, reflecting a $41,000 rise in the average balance to $23.8 million and a two-basis point rise in the average cost to 0.14%. In addition, the average balance of non-interest-bearing deposits rose to $60.7 million in 2000 from $36.7 million in 1999.

Net Interest Income Analysis

                                                                      For the Years Ended December 31,
===============================================================================================================================
                                                                2001                                       2000
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Average                                  Average
                                                  Average                       Yield/     Average                       Yield/
(dollars in thousands)                            Balance      Interest          Cost      Balance        Interest        Cost
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other loans, net                $4,227,982     $325,924         7.71%    $1,902,821      $151,626        7.97%
    Securities                                      373,229       30,114         8.07        224,969        17,974        7.99
    Mortgage-backed securities                      977,706       61,319         6.27         40,945         3,795        9.27
    Money market investments                        153,219        5,947         3.88         24,408         1,437        5.89
-------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets                   5,732,136      423,304         7.38      2,193,143       174,832        7.97
  Non-interest-earning assets                       664,749                                  108,202
-------------------------------------------------------------------------------------------------------------------------------
  Total assets                                   $6,396,885                               $2,301,345
===============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Interest-bearing Liabilities:
    NOW and money
      market accounts                            $  803,456     $ 15,171         1.89%    $  161,941       $ 4,892        3.02%
    Savings accounts                                955,343       18,473         1.93        295,370         6,346        2.15
    Certificates of deposit                       2,093,602      108,097         5.16        748,138        41,178        5.50
    Borrowings                                    1,558,732       75,685         4.86        817,775        49,302        6.03
    Mortgagors' escrow                               29,449           62         0.21         23,777            33        0.14
-------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities              5,440,582      217,488         4.00      2,047,001       101,751        4.97
  Non-interest-bearing deposits                     298,794                                   60,716
  Other liabilities                                  82,218                                    8,795
-------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                               5,821,595                                2,116,512
  Stockholders' equity                              575,290                                  184,833
-------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity                         $6,396,885                               $2,301,345
===============================================================================================================================
  Net interest income/interest
    rate spread                                                 $205,816         3.38%                    $ 73,081        3.00%
  Net interest-earning assets/net
    interest margin                                $291,554                      3.59%      $146,142                      3.33%
  Ratio of interest-earning assets
    to interest-bearing liabilities                                              1.05x                                    1.07x
===============================================================================================================================

                                                   For the Years Ended December 31,
======================================================================================
                                                                  1999
--------------------------------------------------------------------------------------
                                                                               Average
                                                  Average                       Yield/
(dollars in thousands)                            Balance        Interest        Cost
--------------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other loans, net                $1,631,168      $131,618        8.07%
    Securities                                      166,761        10,169        6.10
    Mortgage-backed securities                       13,081           893        6.83
    Money market investments                          9,309           443        4.76
--------------------------------------------------------------------------------------
  Total interest-earning assets                   1,820,319       143,123        7.86
  Non-interest-earning assets                        48,010
--------------------------------------------------------------------------------------
  Total assets                                   $1,868,329
======================================================================================
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing Liabilities:
    NOW and money
      market accounts                             $  83,875       $ 2,456        2.93%
    Savings accounts                                274,402         6,329        2.31
    Certificates of deposit                         714,546        35,123        4.92
    Borrowings                                      570,077        30,283        5.31
    Mortgagors' escrow                               23,736            29        0.12
--------------------------------------------------------------------------------------
  Total interest-bearing liabilities              1,666,636        74,220        4.45
  Non-interest-bearing deposits                      37,596
  Other liabilities                                  26,390
--------------------------------------------------------------------------------------
  Total liabilities                               1,730,622
  Stockholders' equity                              137,707
--------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity                         $1,868,329
======================================================================================
  Net interest income/interest
    rate spread                                                  $ 68,903        3.41%
  Net interest-earning assets/net
    interest margin                                $153,683                      3.79%
  Ratio of interest-earning assets
    to interest-bearing liabilities                                              1.09x
======================================================================================


30 New York Community Bancorp, Inc. 2001 Annual Report

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

                                          Year Ended                       Year Ended                      Year Ended
                                       December 31, 2001                December 31, 2000               December 31, 1999
                                    Compared to Year Ended           Compared to Year Ended           Compared to Year Ended
                                       December 31, 2000                December 31, 1999               December 31, 1998
================================================================================================================================
                                      Increase/(Decrease)              Increase/(Decrease)             Increase/(Decrease)
--------------------------------------------------------------------------------------------------------------------------------
                                       Due to                           Due to                          Due to
--------------------------------------------------------------------------------------------------------------------------------
(in thousands)                    Volume      Rate         Net     Volume      Rate       Net      Volume      Rate       Net
--------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans,
    net                          $179,270   $ (4,972)   $174,298   $21,651   $(1,643)   $20,008   $ 15,021    $(7,187)   $ 7,834
  Securities                       11,965        175      12,140     4,651     3,154      7,805      2,938       (233)     2,705
  Mortgage-backed securities       58,735     (1,211)     57,524     2,583       319      2,902     (1,619)       174     (1,445)
  Money market investments          5,005       (495)      4,510       889       105        994       (229)       (19)      (248)
--------------------------------------------------------------------------------------------------------------------------------
Total                             254,975     (6,503)    248,472    29,774     1,935     31,709     16,111     (7,265)     8,846
--------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts    12,125     (1,846)     10,279     2,358        78      2,436        410        102        512
  Savings accounts                 12,737       (610)     12,127       451      (434)        17        135        (30)       105
  Certificates of deposit          69,426     (2,507)     66,919     1,848     4,207      6,055      1,482     (2,610)    (1,128)
  Borrowings                       36,011     (9,628)     26,383    14,936     4,083     19,019      9,147       (154)     8,993
  Mortgagors' escrow                   12         17          29        --         4          4          1        (18)       (17)
--------------------------------------------------------------------------------------------------------------------------------
Total                             130,310    (14,573)    115,737    19,593     7,938     27,531     11,175     (2,710)     8,465
--------------------------------------------------------------------------------------------------------------------------------
Net change in interest income    $124,664   $  8,071    $132,735   $10,181   $(6,003)   $ 4,178   $  4,936    $(4,555)   $   381
================================================================================================================================

Net Interest Income

      Net interest income is the Company's primary source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are influenced, in turn, by the volume, pricing, and mix of the Company's interest-earning assets; the volume, pricing, and mix of its funding sources; and such external factors as competition, economic conditions, and the monetary policy of the FOMC.

2001 and 2000 Comparison:

      In 2001, the Company recorded net interest income of $205.8 million, up $132.7 million from the year-earlier amount. The increase reflects the benefit of the Haven and Richmond County transactions, the balance sheet restructuring that followed, and the origination of $1.2 billion in mortgage loans over the twelve-month period. The increase also reflects the implementation of a wholesale leveraging program subsequent to the Richmond County merger that capitalized on the yield curve to further bolster earnings growth.

      The same factors that combined to support the rise in net interest income combined to expand the Company's interest rate spread and net interest margin in 2001. The Company's spread rose to 3.38% from 3.00%, the year-earlier measure, while its margin rose to 3.59% from 3.33%. The expansion is even more pronounced when comparing the fourth quarter 2001 and 2000 measures: the Company's spread rose to 3.68% from 2.93%, a 75-basis point increase, while its margin rose to 3.83% from 3.24%, a 59-basis point rise.

      In 2002, the Company anticipates continued expansion of its net interest income, spread, and margin, reflecting certain assumptions regarding the pricing of its deposits, and the level of loan demand and production. With regard to the first of these assumptions, the Company anticipates that $1.9 billion in CDs with an average cost of 4.45% will reprice downward over the four quarters, with the bulk of these repricing in the first half of the year. With regard to the second of these assumptions, the Company will have originated approximately $500.0 million in mortgage loans in the first quarter and have a pipeline of approximately $600.0 million at quarter's end. Furthermore, the increase in funding provided by the Richmond County merger and the subsequent leveraging program have enhanced the Company's lending and investing capacity.

      Among the factors that could cause a contraction in net interest income, a decline in mortgage loan demand and production are paramount. The Company cannot guarantee that all of the loans in its pipeline will be originated, or that a record volume of loans will be generated over the course of the year. Loan demand may be influenced by changes in market interest rates and other economic conditions, as well as by changes in competition within the marketplace. In addition, the ability to originate loans depends on the availability of funding, which similarly may be influenced by changes in competition and market interest rates. Other factors that could adversely impact the level of net interest income include a decline in asset quality, a significant reduction in the volume of multi-family mortgage loan refinancings, or a change in the deposit mix in favor of higher cost funds. The Company's projections are partially based on the expectation that interest rates will increase immaterially during the year.

2000 and 1999 Comparison:

      Despite the steady rise in market interest rates over the course of 2000, net interest income rose to $73.1 million from $68.9 million in 1999. The 6.1% increase was driven by the significant growth of interest-earning assets, and tempered by a substantial rise in the cost of funds.

      At the same time, the Company's spread and margin declined to 3.00% and 3.33%, respectively, from 3.41% and 3.79% in the year-earlier twelve months. While the rise in market interest rates had some impact on the 2000 measures, the contraction in spread and margin was primarily due to the use of higher cost sources of funding for both mortgage loan production and the acquisition-related repurchase of Company shares.

Provision for Loan Losses

2001 and 2000 Comparison:

      Notwithstanding the significant growth of its assets since year-end 2000, the Company upheld its long-standing record of asset quality in 2001. While non-performing assets rose to $17.7 million at December 31, 2001 from $9.1 million at December 31, 2000, the ratio to total assets held steady at 0.19%. Similarly, while non-performing loans rose $8.4 million to $17.5 million, the ratio of non-performing loans to loans, net, rose a modest eight basis points, to 0.33%. In addition, the fourth quarter of 2001 was the Company's 29th consecutive quarter without any net charge-offs being recorded.

      Reflecting a $22.4 million addition in connection with the Richmond County merger, the allowance for loan losses rose from $18.1 million at December 31, 2000 to $40.5 million at December 31, 2001. The 2001 amount was equivalent to 231.46% of non-performing loans and 0.76% of loans, net.

      In view of the coverage provided, and the quality of its assets, the Company suspended the provision for loan losses throughout 2001. The fourth quarter of the year was, in fact, its 26th consecutive quarter without any provisions being made.

      Based on certain assumptions about the quality of the loan portfolio and the adequacy of the coverage provided by the loan loss allowance, management currently anticipates that the provision for loan losses will again be suspended throughout 2002. Factors that could trigger a reversal of this position include a deterioration in the quality of the Company's loans; an increase in loan charge-offs; a downturn in the local real estate market; or a downturn in the local, regional, or national economy.

      For a detailed explanation of the factors considered by management in determining the allowance for loan losses, please see "Asset Quality" beginning on page 17 of this report.

2000 and 1999 Comparison:

      The quality of the Company's assets at December 31, 2000 was consistent with their quality at December 31, 1999. While the balance of non-performing loans rose to $9.1 million from $3.1 million (primarily reflecting the Haven acquisition), the ratio of non-performing loans to loans, net, rose a mere six basis points to 0.25% from 0.19%. In addition, the fourth quarter of 2000 was the Company's 25th consecutive quarter without any net charge-offs. Accordingly, the provision for loan losses was suspended in all four quarters, consistent with the Company's practice since the third quarter of 1995. Reflecting the acquisition, the allowance for loan losses rose $11.0 million to $18.1 million at December 31, 2000, representing 198.68% of non-performing loans and 0.50% of loans, net.

      In addition to suspending the loan loss provision in 1999, the Company reversed $2.0 million from the allowance for loan losses, resulting in a net benefit of $1.1 million, or $0.03 per share. An additional $400,000 was reversed from the loan loss allowance in the fourth quarter to establish a recourse reserve for loans sold to the FHLB-NY on December 29, 1999.

Other Operating Income

      Other operating income consists of fee income (income derived from service charges on loans and traditional banking products) and other income (primarily income derived from the sale of alternative investment products such as annuities and mutual funds). Also included in other income are gains on the sale of securities, loans, and Bank-owned properties, and income from the Company's investment in BOLI. Included on the balance sheet in "other assets," the Company's BOLI investment rose to $123.3 million at December 31, 2001 from $62.4 million at December 31, 2000 and generated other income of $6.6 million and $2.1 million over the respective twelve-month periods.


32 New York Community Bancorp, Inc. 2001 Annual Report

2001 and 2000 Comparison:

      Other operating income contributed substantially to the Company's 2001 earnings, as expected, reflecting a better than three-fold increase from the year-earlier amount. Specifically, other operating income rose to $90.6 million in 2001 from $21.6 million in 2000, representing 30.6% and 22.9% of total revenues in the respective years. Included in the 2001 amount were $37.9 million in non-core gains on the sale of loans and securities and $1.7 million in non-core gains on the sale of two Bank-owned properties, for a total of $39.6 million. Included in the 2000 amount was a non-core gain of $13.5 million on the sale of the Bank's former headquarters in Flushing, in connection with its acquisition of Haven and subsequent move to Westbury, New York.

      Excluding the respective non-core gains, and largely reflecting the full-year effect of the Haven acquisition, core other operating income rose to $51.0 million from $8.1 million, including a $30.5 million increase in fee income to $35.1 million and a $12.5 million rise in core other income to $16.0 million. With the acquisition of Haven, the Company increased its franchise from 14 to 86 branches, and significantly expanded its customer base. In addition, Haven was among the nation's leading distributors of alternative investment products, generating significant income from the sale of annuities and mutual funds. To supplement the income thereby produced through the former Haven branches, the Company introduced the sale of such products in its original 14 branches during 2001. The increase in core other operating income also reflects the income generated by BOLI and by the origination of one-to-four family mortgage and consumer loans through third-party conduits.

      In 2002, the Company anticipates recording other operating income in the range of $62.0 million to $65.0 million, as it enjoys the full-year benefit of the Richmond County merger and rolls out the sale of investment products in the acquired banking offices. In addition, the Company opened one new traditional and two new supermarket branches on Staten Island in the first quarter, further expanding its customer base. BOLI is expected to contribute approximately $7.2 million in non-taxable other income, with additional 2002 income expected to stem from gains on the sale of securities and loans. The Company also anticipates a modest increase in fee income stemming from its first quarter 2002 acquisition of Peter B. Cannell & Co., Inc., an investment advisory firm with assets under management of approximately $650.0 million at December 31, 2001. Prior to the acquisition, the Company had a 47% equity interest in the firm.

      Factors that could cause the level of other operating income to fall materially below the range expected include an increase in competition for financial products and services; a decline in the demand for one-to-four family and consumer loans; an economic downturn in the markets served by the Company's branches; and a significant increase in the level of market interest rates.

2000 and 1999 Comparison:

      The Company recorded other operating income of $21.6 million in 2000, up $19.1 million from the year-earlier amount. While the increase primarily reflects the non-core gain of $13.5 million stemming from the sale of the Company's former headquarters on December 30, 2000, core other operating income rose a solid $5.6 million to $8.1 million, excluding the gain.

      The $5.6 million increase reflects a $2.9 million rise in core other income to $3.6 million (including $2.1 million derived from the Company's BOLI investment) and a $2.7 million rise in fee income to $4.6 million (largely reflecting income generated in connection with service charges on banking products and loans).

Non-interest Expense

      The Company's non-interest expense has two primary components: operating expense, which itself consists of compensation and benefits, occupancy and equipment, general and administrative ("G&A"), and other expenses; and the amortization of goodwill and the core deposit intangible ("CDI") incurred in connection with the Company's Haven and Richmond County transactions, respectively.

      Included in compensation and benefits expense are expenses associated with the amortization and appreciation of shares held in the Company's stock-related benefit plans ("plan-related expenses") which are added back to stockholders' equity at the end of the year. In addition, plan-related expenses are among the items added back to net income to calculate the cash earnings of the Company.

      Reflecting the adoption of Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142 on January 1, 2002, the amortization of the goodwill stemming from the Haven acquisition is no longer required; however, the amortization of the CDI stemming from the Richmond County merger will be amortized over a period of ten years.

2001 and 2000 Comparison:

      The Company recorded non-interest expense of $121.2 million in 2001 and $49.8 million in 2000. Operating expense accounted for $112.8 million of the 2001 figure and $49.3 million of the 2000 amount.

      In connection with the allocation of ESOP shares pursuant to both the Haven and Richmond County transactions, the Company incurred non-core charges of $22.8 million and $24.8 million, respectively, in 2001 and 2000 that were recorded in operating expense. Excluding the charges in each of these years, the Company recorded core operating expense of $90.0 million, representing 1.41% of average assets, in the current twelve-month period, and $24.5 million, representing 1.06% of average assets, in the year-earlier twelve months.

      The increase in core operating expense reflects the full-year impact of the Haven acquisition, which expanded the branch network from 14 to 86 branches in November 2000 and the five-month impact of the Richmond County merger, which added 34 more banking offices on July 31, 2001.

      Compensation and benefits expense thus rose $24.1 million to $63.1 million on a GAAP basis, including the aforementioned non-core charge. Excluding this charge, core compensation and benefits expense rose to $40.3 million from $14.2 million, reflecting the increased staffing needs of a $9.2 billion company with 119 offices spanning three states. At December 31, 2001, the number of full-time equivalent employees totaled 1,521, as compared to 908 at the prior year-end.

      The increase in 2001 operating expense also includes a $14.7 million rise in occupancy and equipment expense to $18.6 million; a $22.2 million rise in G&A expense to $27.6 million; and a $2.4 million rise in other expense to $3.4 million. In addition to the expanded branch network, the increase in occupancy and equipment expense reflects the costs incurred in integrating the data processing systems of CFS Bank and Richmond County Savings Bank with those of New York Community Bank in the first and fourth quarters of 2001, respectively. The higher G&A expense likewise reflects the expansion of the franchise and the costs of marketing the Bank's products and services to a substantially larger customer base.

      The growth in operating expense was partly offset by the growth in net interest income and other operating income to produce a core efficiency ratio of 35.03% and a cash efficiency ratio of 27.51%. The comparable measures were 30.20% and 24.47%, respectively, in the prior year.

      Reflecting ongoing cost controls and additional reductions in overlapping resources, it is currently management's expectation that operating expense will range from $123.0 million to $125.0 million in 2002. This estimate also reflects the planned divestiture of 14 in-store branch offices early in the second quarter, and the opening of three branches on Staten Island in the first quarter of the year.

      Among the factors that could cause actual operating expense to differ materially from the range expected would be a delay in the divestiture of the 14 in-store branches, a delay in the reduction of overlapping resources, and further expansion of the branch network, whether through transactions or de novo branch development.

      Reflecting the full-year impact of the Haven acquisition and the five-month impact of the Richmond County merger, the amortization of goodwill and CDI rose to $8.4 million in 2001 from $494,000 in the prior year. The 2001 amount included $5.9 million in goodwill amortization stemming from the Haven acquisition and $2.5 million in CDI amortization stemming from the merger with Richmond County. The 2000 amount reflected one month of goodwill amortization stemming from the Haven acquisition.

      As more fully discussed on page 35 under "Impact of Accounting Pronouncements--Business Combinations, Goodwill, and Other Intangible Assets," the adoption of new accounting rules will result in the amortization of goodwill stemming from the Haven acquisition being discontinued in 2002, resulting in an annual savings of $5.9 million. The amortization of the CDI stemming from the Richmond County merger will, however, continue, and is expected to approximate $1.5 million per quarter or $6.0 million for the year.

2000 and 1999 Comparison:

      The Company recorded non-interest expense of $49.8 million in 2000 and $21.4 million in 1999. While the 2000 amount included $494,000 in goodwill amortization stemming from the Haven acquisition, there was no comparable expense in 1999.

      Excluding the $24.8 million impact of the aforementioned ESOP allocation, the Company recorded core operating expense of $24.5 million, or 1.06% of average assets, as compared to core operating expense of $22.3 million, or 1.14% of average assets, in 1999. The 1999 amount excluded a net gain of $865,000 pursuant to the freezing of the Company's defined benefit plan at September 30, and the implementation of an early retirement plan in the fourth quarter of the year. On a reported basis, operating expense totaled $49.3 million in 2000, as compared to $21.4 million in 1999.

      Core compensation and benefits expense totaled $14.2 million in 2000, as compared to $13.5 million in the prior year. Including the non-core items mentioned above, compensation and benefits expense totaled $39.0 million and $13.5 million, respectively, in the corresponding periods. The 2000 amount included plan-related expenses of $24.8 million, up from $2.6 million in 1999.

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


34 New York Community Bancorp, Inc. 2001 Annual Report

      The rise in operating expense was partly offset by the higher levels of net interest income and other operating income in 2000, producing a core efficiency ratio of 30.20%, as compared to 28.70% in the prior year. On the basis of cash earnings, the efficiency ratio improved to 24.47% from the year-earlier measure of 26.37%.

Income Tax Expense

      Income tax expense includes federal, New York State, and New York City income taxes. In addition, the Company's income tax expense reflects certain expenses stemming from the amortization and appreciation of shares held in its stock-related benefit plans. While these plan-related tax expenses are recorded as a charge against earnings, they are added back to stockholders' equity at the end of the period, and are among the items added back to net income to determine the cash earnings of the Company.

2001 and 2000 Comparison:

      In 2001, the Company recorded income tax expense of $70.8 million, as compared to $20.4 million in the year-earlier twelve months. Included in the 2001 amount was a non-core tax expense of $3.0 million pursuant to the write-down of state deferred tax assets in connection with the Company's tax planning strategies. The $50.4 million increase in income tax expense further reflects a $130.3 million rise in pre-tax income to $175.2 million, offset by a decline in the effective tax rate to 40.4% from 45.5%.

      While the effective tax rate declined in 2001 from the rate recorded in 2000, it was unfavorably impacted in both of these years by the non-deductibility of certain transaction-related ESOP expenses totaling $11.0 million and $6.0 million, respectively.

      In connection with the implementation of certain tax planning strategies in the fourth quarter of 2001, management is currently projecting an effective tax rate of 32% to 33% in 2002.

2000 and 1999 Comparison:

      The Company recorded income tax expense of $20.4 million in 2000, a year-over-year reduction of $347,000, reflecting a $7.5 million decline in pre-tax income to $44.9 million. The effective tax rate rose to 45.5% from 39.6%, the 1999 level, primarily due to non-deductible expenses stemming from the acquisition-related allocation of ESOP shares.

      Included in 2000 and 1999 income tax expense were plan-related expenses of $6.0 million and $7.3 million, which were added back to stockholders' equity at the respective year-ends.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Business Combinations, Goodwill, and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001 and immediately applicable to business combinations occurring after June 30, 2001. Under the new rules, all business combinations are to be accounted for using the purchase method. In addition, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the new standards. Other intangible assets will continue to be amortized over their useful lives.

      As previously stated, the Company acquired Haven in a purchase transaction on November 30, 2000 and merged with Richmond County in a purchase transaction on July 31, 2001. The Company will apply the new rules on accounting for goodwill and other intangible assets with regard to the Haven acquisition on January 1, 2002, at which time the amortization of goodwill stemming from this acquisition will be discontinued, representing a savings of approximately $1.5 million per quarter, or approximately $5.9 million per year. The new rules were applied on August 1, 2001 with regard to the Richmond County merger; as a result, no goodwill is being amortized in connection with this transaction. The amortization of the CDI stemming from the Richmond County merger amounted to $2.5 million in 2001 and is expected to approximate $1.5 million per quarter, or $6.0 million, in 2002. The Company expects to perform the required impairment tests of its goodwill as of January 1, 2002 in the second quarter of the year. It is not anticipated that these tests will have a material effect on the consolidated financial statements of the Company.

Accounting for the Impairment or Disposal of Long-lived Assets

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 establishes more stringent criteria than those currently existing under GAAP for determining when a long-lived asset is held for sale. While SFAS No. 144 also broadens the definition of "discontinued operations," it does not allow for the accrual of future operating losses as was previously permitted. The provisions of the new standard are to be applied prospectively. The Company does not expect SFAS No. 144 to have a material impact on its consolidated financial statements when it is adopted on January 1, 2002.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS PAID PER COMMON SHARE

      Shares of New York Community Bancorp, Inc. are traded on The Nasdaq National Market(R) under the symbol "NYCB." At December 31, 2001, the number of outstanding shares was 101,845,276 and the number of registered owners was approximately 8,500. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

      The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by The Nasdaq Stock Market(R), and the cash dividends paid per common share for each of the four quarters of 2001 and 2000. The 2000 amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

                                                        Market Price(1)
                      Dividends Declared       ---------------------------------
                      per Common Share(1)       High          Low         Close
================================================================================
  2001
  1st Quarter               $0.1111            $19.933      $14.667      $19.333
  2nd Quarter                0.1333             26.660       19.293       25.100
  3rd Quarter                0.1333             31.633       16.250       23.210
  4th Quarter                0.1600             28.930       21.650       22.870
================================================================================
  2000
  1st Quarter               $0.1111            $12.056      $ 7.722      $ 8.028
  2nd Quarter                0.1111              9.417        7.667        8.194
  3rd Quarter                0.1111             12.917        8.222       12.833
  4th Quarter                0.1111             16.806       11.333       16.333
================================================================================

(1) Amounts shown have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.


36 New York Community Bancorp, Inc. 2001 Annual Report

Consolidated Statements of Condition

                                                                                                 December 31,
======================================================================================================================
(in thousands, except share data)                                                           2001              2000
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                  $   168,449       $   133,093
Money market investments                                                                      10,166           124,622
Securities held to maturity ($114,881 and $120,125 pledged at
  December 31, 2001 and 2000, respectively) (note 4)                                         203,195           222,534
Mortgage-backed securities held to maturity ($50,801 and $0 pledged at
  December 31, 2001 and 2000, respectively) (note 5)                                          50,865             1,923
Securities available for sale ($1,381,356 and $127,858 pledged at
  December 31, 2001 and 2000, respectively) (note 6)                                       2,374,782           303,734
Mortgage loans, net (notes 7 and 11)                                                       5,284,718         3,594,720
Other loans                                                                                  116,969            39,730
Less: Allowance for loan losses (note 8)                                                     (40,500)          (18,064)
----------------------------------------------------------------------------------------------------------------------
Loans, net (notes 7 and 8)                                                                 5,361,187         3,616,386
Premises and equipment, net                                                                   69,010            39,191
Goodwill, net (note 2)                                                                       614,653           118,070
Core deposit intangible, net (note 2)                                                         57,500                --
Deferred tax asset, net (note 12)                                                             40,396            42,360
Other assets (notes 9 and 14)                                                                252,432           108,872
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $ 9,202,635       $ 4,710,785
======================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 10):
  NOW and money market accounts                                                          $   948,324       $   719,420
  Savings accounts                                                                         1,639,239           492,604
  Certificates of deposit                                                                  2,407,906         1,873,810
  Non-interest-bearing accounts                                                              455,133           171,360
----------------------------------------------------------------------------------------------------------------------
Total deposits                                                                             5,450,602         3,257,194
----------------------------------------------------------------------------------------------------------------------
Official checks outstanding                                                                   87,647            41,239
Borrowings (note 11)                                                                       2,506,828         1,037,505
Mortgagors' escrow                                                                            21,496            11,291
Other liabilities (note 14)                                                                  152,928            56,146
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          8,219,501         4,403,375
----------------------------------------------------------------------------------------------------------------------
Stockholders' equity (note 3):
  Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)                         --                --
  Common stock at par $0.01 (150,000,000 shares authorized; 108,224,425 shares issued; 101,845,276 and 66,555,279 shares outstanding at December 31, 2001
    and 2000, respectively)                                                                    1,082               310
  Paid-in capital in excess of par                                                           898,830           174,450
  Retained earnings (substantially restricted) (note 17)                                     167,511           146,514
  Less: Treasury stock (6,379,149 and 3,128,780 shares, respectively)                        (78,294)           (2,388)
        Unallocated common stock held by ESOP (note 15)                                       (6,556)           (8,485)
        Common stock held by SERP and Deferred Compensation Plans (notes 14 and 15)           (3,113)           (3,770)
        Unearned common stock held by RRPs (note 15)                                             (41)              (41)
Accumulated other comprehensive income, net of tax effect                                      3,715               820
----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                   983,134           307,410
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 13)
Total liabilities and stockholders' equity                                               $ 9,202,635       $ 4,710,785
======================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

                                                                                 Years Ended December 31,
==============================================================================================================
(in thousands, except per share data)                                        2001          2000           1999
--------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Mortgage and other loans (note 7)                                      $325,924      $151,626      $ 131,618
  Securities                                                               30,114        17,974         10,169
  Mortgage-backed securities                                               61,319         3,795            893
  Money market investments                                                  5,947         1,437            443
--------------------------------------------------------------------------------------------------------------
Total interest income                                                     423,304       174,832        143,123
--------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  NOW and money market accounts                                            15,171         4,892          2,456
  Savings accounts                                                         18,473         6,346          6,329
  Certificates of deposit                                                 108,097        41,178         35,123
  Borrowings (note 11)                                                     75,685        49,302         30,283
  Mortgagors' escrow                                                           62            33             29
--------------------------------------------------------------------------------------------------------------
Total interest expense                                                    217,488       101,751         74,220
--------------------------------------------------------------------------------------------------------------
    Net interest income                                                   205,816        73,081         68,903
Reversal of provision for loan losses (note 8)                                 --            --          2,400
--------------------------------------------------------------------------------------------------------------
    Net interest income after reversal of provision for loan losses       205,816        73,081         71,303
--------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
  Fee income                                                               35,061         4,595          1,863
  Other (note 7)                                                           55,554        17,050            660
--------------------------------------------------------------------------------------------------------------
Total other operating income                                               90,615        21,645          2,523
--------------------------------------------------------------------------------------------------------------
OPERATING EXPENSE:
  Compensation and benefits (notes 14 and 15)                              63,140        39,014         13,458
  Occupancy and equipment (note 13)                                        18,643         3,953          2,289
  General and administrative                                               27,610         5,413          4,771
  Other                                                                     3,364           950            872
--------------------------------------------------------------------------------------------------------------
Total operating expense                                                   112,757        49,330         21,390
  Amortization of goodwill and core deposit intangible                      8,428           494             --
--------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                121,185        49,824         21,390
Income before income taxes                                                175,246        44,902         52,436
Income tax expense (note 12)                                               70,779        20,425         20,772
--------------------------------------------------------------------------------------------------------------
    Net income                                                           $104,467      $ 24,477      $  31,664
--------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax:
  Unrealized gains (losses) on securities                                   2,895           820            (34)
Comprehensive income                                                     $107,362      $ 25,297      $  31,630
==============================================================================================================
    Earnings per share                                                   $   1.36      $   0.58      $    0.76
    Diluted earnings per share                                           $   1.34      $   0.56      $    0.74
==============================================================================================================

See accompanying notes to consolidated financial statements.


38 New York Community Bancorp, Inc. 2001 Annual Report

Consolidated Statements of Changes in Stockholders' Equity

===============================================================================================================================
                                                                                               Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                      2001            2000            1999
-------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (Par Value: $0.01):
  Balance at beginning of year                                                        $     310       $     310       $     310
  Shares issued in the Richmond County merger                                               772              --              --
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                    1,082             310             310
-------------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year                                                          174,450         147,607         138,180
  Tax benefit on stock plans                                                             11,000           5,953           7,269
  Allocation of ESOP stock                                                               20,846          20,890           2,158
  Shares issued in the Richmond County merger                                           692,534              --              --
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                  898,830         174,450         147,607
-------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at beginning of year                                                          146,514         150,545         165,383
  Net income                                                                            104,467          24,477          31,664
  Dividends paid on common stock                                                        (43,955)        (17,847)        (18,563)
  Exercise of stock options (3,004,071; 1,003,705; and 2,351,752 shares)                (39,515)        (10,661)        (27,939)
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                  167,511         146,514         150,545
-------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of year                                                           (2,388)       (145,122)       (137,901)
  Purchase of common stock (6,254,437; 3,833,714; and 2,893,482 shares)                (121,048)        (41,483)        (38,352)
  Shares issued in the Haven acquisition                                                     --         174,283              --
  Exercise of stock options (3,004,071; 1,003,705; and 2,351,752 shares)                 45,142           9,934          31,131
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                  (78,294)         (2,388)       (145,122)
-------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN:
  Balance at beginning of year                                                           (8,485)        (12,388)        (12,767)
  Allocation of ESOP stock                                                                1,929           3,903             379
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                   (6,556)         (8,485)        (12,388)
-------------------------------------------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS:
  Balance at beginning of year                                                           (3,770)         (3,770)         (3,770)
  Allocation of SERP stock                                                                  657              --              --
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                   (3,113)         (3,770)         (3,770)
-------------------------------------------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS:
  Balance at beginning of year                                                              (41)            (41)            (63)
  Earned portion of RRPs                                                                     --              --              22
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                      (41)            (41)            (41)
-------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year                                                              820              --              34
  Unrealized gains (losses) on securities, net of tax of $4,398, $442, and $0             8,167             820             (34)
  Less: Reclassification adjustment for gains included in net income,
        net of tax of $2,839, $0, and $0                                                 (5,272)             --              --
-------------------------------------------------------------------------------------------------------------------------------
  Change in net unrealized appreciation (depreciation) in securities, net of tax          2,895             820             (34)
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                    3,715             820              --
-------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                            $ 983,134       $ 307,410       $ 137,141
===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                            Years Ended December 31,
===========================================================================================================================
(in thousands)                                                                       2001              2000            1999
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                  $   104,467       $    24,477       $  31,664
---------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Depreciation and amortization                                                 5,495             1,461             923
      Reversal of provision for loan losses                                            --                --          (2,400)
      (Accretion of discounts) amortization of premiums, net                       (2,261)           (1,818)              2
      Amortization of net deferred loan origination fees                            1,393             4,808           1,372
      Amortization of goodwill and core deposit intangible                          8,428               494              --
      Net gain on redemption and sales of securities and
        mortgage-backed securities                                                (27,539)             (704)            (91)
      Net gain on sale of loans                                                   (10,305)             (121)           (126)
      Net gain on sale of Bank office buildings                                    (1,484)          (13,500)             --
      Tax benefit effect on stock plans                                            11,000             5,953           7,269
      Earned portion of RRPs                                                           --                --              22
      Earned portion of ESOP                                                       22,775            24,793           2,537
      Earned portion of SERP                                                          657                --              --
  Changes in assets and liabilities:
      Goodwill recognized in the Richmond County merger
        and the Haven acquisition, respectively                                  (502,511)         (118,070)             --
      Core deposit intangible recognized in the Richmond
        County merger                                                             (60,000)               --              --
      Acquired allowance                                                           22,436            11,033              --
      Decrease (increase) in deferred income taxes                                  1,964           (36,864)            421
      Increase in other assets                                                   (143,560)          (55,433)        (32,569)
      Increase (decrease) in official checks outstanding                           46,408            10,050          (3,298)
      Increase in other liabilities                                                96,782            40,325           7,256
---------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                (530,322)         (127,593)        (18,682)
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                              (425,855)         (103,116)         12,982
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from redemption and sales of securities and
    mortgage-backed securities held to maturity                                   112,573            64,396          17,380
  Proceeds from redemption and sales of securities available for sale             685,074           447,508          14,534
  Purchase of securities held to maturity, net                                    (93,234)          (24,754)        (48,041)
  Purchase of mortgage-backed securities held to maturity, net                    (48,942)               --              --
  Purchase of securities available for sale, net                               (2,723,427)         (738,436)         (6,794)
  Net increase in loans                                                        (2,379,211)       (2,021,624)       (329,480)
  Proceeds from sale of loans                                                     620,886           103,860         216,129
  Acquisition or purchase of premises and equipment, net                          (33,830)          (30,592)           (584)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                          (3,860,111)       (2,199,642)       (136,856)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in mortgagors' escrow                                    10,205             1,003          (2,796)
  Net increase (decrease) in deposits                                           2,193,408         2,181,176         (26,267)
  Net increase in borrowings                                                    1,469,323           401,127         197,323
  Cash dividends and stock options exercised                                      (83,470)          (28,508)        (46,502)
  Purchase of Treasury stock, net of stock options exercised                      (75,906)          (31,549)         (7,221)
  Shares issued in the Richmond County merger                                     693,306                --              --
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                       4,206,866         2,523,249         114,537
---------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                              (79,100)          220,491          (9,337)
Cash and cash equivalents at beginning of period                                  257,715            37,224          46,561
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                    $   178,615       $   257,715       $  37,224
===========================================================================================================================
Supplemental information:
  Cash paid for: Interest                                                     $   217,958       $   101,759       $  74,177
                 Income taxes                                                       3,541            11,754          14,582
---------------------------------------------------------------------------------------------------------------------------
Transfers to foreclosed real estate from loans                                         55                --             223
---------------------------------------------------------------------------------------------------------------------------
Transfers to real estate held for investment from foreclosed real estate               --                --             457
===========================================================================================================================

See accompanying notes to consolidated financial statements.


40 New York Community Bancorp, Inc. 2001 Annual Report

Notes to the Consolidated Financial Statements

NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      As more fully described in Note 3, New York Community Bank, formerly known as Queens County Savings Bank (the "Bank" or the "Subsidiary"), converted from a mutual savings bank to the capital stock form of ownership on November 23, 1993. In anticipation of the conversion, New York Community Bancorp, Inc. (the "Company" or the "Parent"), formerly known as Queens County Bancorp, Inc., was formed on July 20, 1993.

      On June 27, 2000, the Company entered into an agreement and plan of merger with Haven Bancorp, Inc. ("Haven"), parent of CFS Bank, under which it would acquire Haven in a purchase transaction valued at $174.3 million. On November 30, 2000, Haven was merged with and into the Company, and on January 31, 2001, CFS Bank merged with and into the Bank.

      On March 27, 2001, the Company and Richmond County Financial Corp. ("Richmond County") entered into an agreement, valued at $693.4 million, under which the two companies would combine in a merger-of-equals. On July 31, 2001, Richmond County merged with and into the Company. At the same time, Richmond County Savings Bank, the primary subsidiary of Richmond County, merged with and into the Bank.

      At December 31, 2001, the Bank operated 119 banking offices (including 52 traditional and 66 in-store) in New York City, Long Island, Rockland and Westchester counties, Connecticut, and New Jersey, through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In the second quarter of 2002, the Company expects to complete the divestiture of 14 in-store branches in Connecticut, Rockland County, New York, and New Jersey, and will have opened one traditional and two in-store branches on Staten Island, bringing the total number of banking offices to 108.

      The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiaries follow in preparing and presenting their consolidated financial statements, which conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year financial statements to conform to the 2001 presentation.

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

Loans

      Loans, net, are carried at unpaid principal balances, less unearned discounts, net of deferred loan origination fees and the allowance for loan losses.

      The Company applies Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures" to all loans except smaller balance homogenous consumer loans (including one-to-four family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan. SFAS No. 114 also provides that in-substance foreclosed loans should not be included in foreclosed real estate for financial reporting purposes but, rather, in the loan portfolio.

      The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings;

geographic, industry, and other environmental factors; and model imprecision. In addition, management considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.

      Fees are charged for originating mortgage loans at the time the loans are granted. Loan origination fees, partially offset by certain expenses associated with loans originated, are amortized to interest on loans over a 12-month period, using the straight-line method, which approximates the interest method. Adjustable rate mortgages that have a lower rate during the introductory period (usually one year) will reflect the amortization of a substantial portion of the net deferred fee as a yield adjustment during the introductory period.

      Loans are classified as "in foreclosure," and the accrual of interest and amortization of origination fees discontinued, when management considers collection to be doubtful.

Premises and Equipment

      Premises, furniture and fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets (generally five to twenty years). Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

      Depreciation and amortization included in occupancy and equipment expense for the years ended December 31, 2001, 2000, and 1999 amounted to approximately $5.5 million, $1.5 million, and $923,000, respectively.

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

Stock Option Plans

      In October 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123, "Accounting for Stock-based Compensation." SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for stock options using the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 31, 1995. Pro forma disclosures required for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994.

      The Company had five stock option plans at December 31, 2001, including two plans for directors and employees of New York Community Bank; two plans for directors and employees of the former CFS Bank, and a plan for directors and employees of the former Richmond County Savings Bank. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans; accordingly, no compensation cost has been recognized.

Retirement Plans

      The Company maintains three pension plans: one for employees of the former Queens County Savings Bank, a second for employees of the former CFS Bank, and a third for employees of the former Richmond County Savings Bank, covering substantially all employees who had attained minimum service requirements at the time the plans were frozen on September 30, 1999, December 29, 2000, and March 31, 1999, respectively.

      Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.


42 New York Community Bancorp, Inc. 2001 Annual Report

Cash Equivalents

      For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and federal funds sold, with original maturities of less than 90 days.

Earnings per Share (Basic and Diluted)

      In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," simplifying the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share" and replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

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

      For the years ended December 31, 2001, 2000, and 1999, the weighted average number of common shares outstanding used in the computation of basic EPS was 76,727,717; 42,402,771; and 41,685,503, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 78,054,538; 43,946,073; and 42,614,701 for the corresponding periods. The differential in the weighted average number of common shares outstanding used in the computation of basic and diluted EPS represents the average common stock equivalents of stock options. Share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

Accounting Changes: Business Combinations

      Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The non-amortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001.

NOTE 2:

BUSINESS COMBINATIONS

      On July 31, 2001, the Company completed a merger-of-equals with Richmond County, parent of Richmond County Savings Bank, which operated 34 banking offices in Staten Island, Brooklyn, and New Jersey. At the date of the merger, Richmond County had consolidated assets of $3.7 billion, including loans, net, of $1.9 billion, and consolidated liabilities of $3.4 billion, including deposits of $2.5 billion. Under the terms of the plan and agreement of merger, holders of Richmond County common stock received 1.02 shares of the Company's common stock for each share of Richmond County common stock held at the merger date. In connection therewith, the Company issued 38,545,791 shares of common stock (split-adjusted) with a value of $693.4 million. The excess of cost over fair value of net assets acquired was $498.6 million. On August 1, 2001, the Company applied certain provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction. A core deposit intangible of $60.0 million was also recognized in connection with the merger, which is being amortized on a straight-line basis over ten years. The results of operations of Richmond County were included in the Consolidated Statements of Income and Comprehensive Income subsequent to July 31, 2001.

      On November 30, 2000, the Company acquired Haven, parent of CFS Bank, which operated 70 branch offices in New York City, Nassau, Suffolk, Westchester, and Rockland counties, New Jersey, and Connecticut. At the date of acquisition, Haven had consolidated assets of $2.7 billion, including loans, net, of $2.2 billion, and consolidated liabilities of $2.6 billion, including deposits of $2.1 billion. In accordance with the plan and agreement of merger, holders of Haven common stock received 1.04 shares of the Company's common stock for each share of Haven common stock held at the date of the acquisition. In connection therewith, the Company issued 22,112,424 shares of common stock (split-adjusted) from Treasury with a value of $174.3 million. The excess of cost over fair value of net assets acquired was $118.6 million. In accordance with the adoption of SFAS No. 142 on January 1, 2002, the Company has suspended the amortization of goodwill generated by the Haven acquisition.

      In further accordance with SFAS No. 142, the goodwill resulting from the Richmond County merger and the Haven acquisition will be assessed for impairment as of January 1, 2002 in the second quarter of the year. It is not anticipated that these tests will have a material effect on the consolidated financial statements of the Company.

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

      As a result of seven stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; and 3-for-2 stock splits on April 10 and October 1, 1997, September 29, 1998, and March 29 and September 20,
2001), the initial offering price adjusts to $1.65 per share. The number of shares outstanding at December 31, 2001 was 101,845,276.

NOTE 4:

SECURITIES HELD TO MATURITY

      Securities held to maturity at December 31, 2001 and 2000 are summarized as follows:

                                                              December 31, 2001
=======================================================================================================
                                                           Gross              Gross         Estimated
(in thousands)                              Cost       Unrealized Gain   Unrealized Loss   Market Value
-------------------------------------------------------------------------------------------------------
Corporate bonds                           $ 37,870         $   --              $390          $ 37,480
-------------------------------------------------------------------------------------------------------
Capital trust notes                         45,444          1,289               462            46,271
-------------------------------------------------------------------------------------------------------
FHLB stock                                 114,881             --                --           114,881
Corporate stock                              5,000             15                --             5,015
-------------------------------------------------------------------------------------------------------
Total stock                                119,881             15                --           119,896
-------------------------------------------------------------------------------------------------------
Total securities held to maturity         $203,195         $1,304              $852          $203,647
=======================================================================================================

                                                              December 31, 2000
=======================================================================================================
                                                           Gross              Gross         Estimated
(in thousands)                              Cost       Unrealized Gain   Unrealized Loss   Market Value
-------------------------------------------------------------------------------------------------------
U.S. Government and agencies              $125,325         $   --            $  (833)       $124,492
-------------------------------------------------------------------------------------------------------
Capital trust notes                         25,191             --             (1,299)         23,892
-------------------------------------------------------------------------------------------------------
FHLB stock                                  72,016             --                 --          72,016
FNMA stock                                       2            206                 --             208
-------------------------------------------------------------------------------------------------------
Total stock                                 72,018            206                 --          72,224
-------------------------------------------------------------------------------------------------------
Total securities held to maturity         $222,534         $  206            $(2,132)       $220,608
=======================================================================================================

      The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 2001 by remaining term to maturity:

================================================================================
                                    Corporate      Capital Trust     Estimated
(in thousands)                        Bonds            Notes        Market Value
--------------------------------------------------------------------------------
Up to 30 years                       $37,870          $45,444          $83,751
================================================================================

      Because the sale of Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") stock is restricted by the respective governmental agencies, these securities are not considered marketable equity securities. FHLB stock is carried at cost, which approximates value at redemption.


44 New York Community Bancorp, Inc. 2001 Annual Report

NOTE 5:

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

      Mortgage-backed securities held to maturity at December 31, 2001 and 2000 are summarized as follows:

                                                            December 31,
================================================================================
(in thousands)                                         2001               2000
--------------------------------------------------------------------------------
Principal balance                                    $50,801             $1,926
Unamortized premium                                      103                 --
Unamortized discount                                     (39)                (3)
--------------------------------------------------------------------------------
Mortgage-backed securities, net                       50,865              1,923
Gross unrealized gains                                   254                 56
--------------------------------------------------------------------------------
Estimated market value                               $51,119             $1,979
================================================================================

      The amortized cost and estimated market value of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 2001 by remaining term to maturity:

================================================================================
                                                                     Estimated
(in thousands)                                 Cost Basis           Market Value
--------------------------------------------------------------------------------
Over 5 years                                     $50,865               $51,119
--------------------------------------------------------------------------------
Mortgage-backed securities, net                  $50,865               $51,119
================================================================================

      There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2001, 2000, or 1999.

NOTE 6:

SECURITIES AVAILABLE FOR SALE

      Securities available for sale at December 31, 2001 and 2000 are summarized as follows:

                                                                             December 31, 2001
=========================================================================================================================
                                                    Amortized              Gross             Gross           Estimated
(in thousands)                                         Cost            Unrealized Gain  Unrealized Loss      Market Value
-------------------------------------------------------------------------------------------------------------------------
Debt and equity securities available for sale:
  U.S. Government and agency obligations            $   25,113            $    --            $  230           $   24,883
  Corporate bonds                                       13,387                182                 2               13,567
  Capital trust notes                                  120,171              4,809               722              124,258
  Preferred stock                                       79,857                392                78               80,171
  Common stock                                           9,137              1,575               256               10,456
-------------------------------------------------------------------------------------------------------------------------
Total                                               $  247,665            $ 6,958            $1,288           $  253,335
-------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities available for sale:
  GNMA certificates                                 $  143,179            $   667            $    4           $  143,842
  FNMA certificates                                     78,258                468                 2               78,724
  FHLMC certificates                                    47,528                418                --               47,946
  CMOs and REMICs                                    1,841,727             10,140               932            1,850,935
-------------------------------------------------------------------------------------------------------------------------
Total                                               $2,110,692            $11,693            $  938           $2,121,447
-------------------------------------------------------------------------------------------------------------------------
Total securities available for sale                 $2,358,357            $18,651            $2,226           $2,374,782
=========================================================================================================================

                                                                             December 31, 2000
=========================================================================================================================
                                                    Amortized              Gross             Gross           Estimated
(in thousands)                                         Cost            Unrealized Gain  Unrealized Loss      Market Value
-------------------------------------------------------------------------------------------------------------------------
Debt and equity securities available for sale:
  U.S. Government and agency obligations            $ 59,669              $     --          $     --          $ 59,669
  Corporate bonds                                     61,140                    --                --            61,140
  Preferred stock                                     15,203                    --                --            15,203
  Common stock                                         8,065                    --                --             8,065
-------------------------------------------------------------------------------------------------------------------------
Total                                               $144,077              $                 $     --          $144,077
-------------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities available for sale:
  GNMA certificates                                 $  1,059              $      8          $     --          $  1,067
  FNMA certificates                                   80,286                    --                --            80,286
  FHLMC certificates                                   4,963                    --                --             4,963
  CMOs and REMICs                                     73,341                    --                --            73,341
-------------------------------------------------------------------------------------------------------------------------
Total                                               $159,649              $      8          $     --          $159,657
-------------------------------------------------------------------------------------------------------------------------
Total securities available for sale                 $303,726              $      8          $     --          $303,734
=========================================================================================================================

      The gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale securities for the year ended December 31, 2001 were as follows:

(in thousands)
================================================================================
Gross proceeds                                                          $685,074
Gross realized gains                                                      37,207
Gross realized losses                                                      9,668
================================================================================

      The impact of the respective data for the years ended December 31, 2000 and 1999 on the Consolidated Statements of Income and Comprehensive Income was immaterial.

      The following table presents information regarding securities available for sale at December 31, 2001, based on contractual maturity:

======================================================================================================================
                                                               Due
                                               Due            Within           Due
                                              Within          One to          After           Total            Fair
(in thousands)                               One Year       Five Years      Five Years         Cost            Value
----------------------------------------------------------------------------------------------------------------------
U.S. Government and agency obligations      $       --      $       --      $   25,113      $   25,113      $   24,883
Corporate bonds                                  3,461           4,731           5,195          13,387          13,567
Capital trust notes                                 --              --         120,171         120,171         124,257
Preferred stock                                 79,857              --              --          79,857          80,171
Common stock                                     9,137              --              --           9,137          10,456
GNMA certificates                                   --              --         143,179         143,179         143,842
FNMA certificates                                   --              --          78,258          78,258          78,724
FHLMC certificates                                  --              --          47,528          47,528          47,947
CMOs and REMICs                                     --              --       1,841,727       1,841,727       1,850,935
----------------------------------------------------------------------------------------------------------------------
Total securities available for sale         $   92,455      $    4,731      $2,261,171      $2,358,357      $2,374,782
======================================================================================================================

      At December 31, 2001, the Company had commitments to purchase securities available for sale of $450.0 million, all of which were expected to settle within 60 days. The Company had no such commitments at December 31, 2000.


46 New York Community Bancorp, Inc. 2001 Annual Report

NOTE 7:

LOANS

      The composition of the loan portfolio at December 31, 2001 and 2000 is summarized as follows:

                                                            December 31,
================================================================================
(in thousands)                                         2001             2000
--------------------------------------------------------------------------------
MORTGAGE LOANS:
  Multi-family                                      $3,255,167      $ 1,945,656
  1-4 family                                         1,318,295        1,267,080
  Commercial real estate                               561,944          324,068
  Construction                                         152,367           59,469
--------------------------------------------------------------------------------
Total mortgage loans                                 5,287,773        3,596,273
Less: Net deferred loan origination fees                 3,055            1,553
--------------------------------------------------------------------------------
Mortgage loans, net                                  5,284,718        3,594,720
--------------------------------------------------------------------------------
OTHER LOANS:
  Home equity                                           87,274           12,240
  Cooperative apartment                                     --            3,726
  Passbook savings                                       1,777              779
  Other                                                 27,827           23,003
--------------------------------------------------------------------------------
Total other loans                                      116,878           39,748
Unearned premiums (discounts)                               91              (18)
--------------------------------------------------------------------------------
Other loans, net                                       116,969           39,730
Less: Allowance for loan losses                         40,500           18,064
--------------------------------------------------------------------------------
Loans, net                                          $5,361,187      $ 3,616,386
================================================================================

      The Bank has a diversified loan portfolio as to type and borrower concentration. At December 31, 2001 and 2000, approximately $4.4 billion and $3.1 billion, respectively, of the Bank's mortgage loans were secured by properties located in New York State. Accordingly, economic conditions in the State of New York may have a significant impact on the market value of the real estate collateralizing such loans and on the ability of the Bank's borrowers to honor their contracts.

      On December 1, 2000, the Bank adopted a policy of originating one-to-four family mortgage loans on a conduit basis in order to minimize its exposure to credit and interest rate risk. Since then, applications have been taken and processed by a third party and the loans sold to said party, service-released. Under this program, the Bank sold one-to-four family mortgage loans totaling $67.0 million and $1.7 million in 2001 and 2000, respectively.

      During the year ended December 31, 2001, the Bank sold $610.6 million in one-to-four family mortgage loans that were primarily acquired in the Haven transaction. On December 28, 2000, the Bank sold one-to-four family mortgage loans totaling $105.7 million that it had acquired in the Haven transaction, while retaining the servicing rights.

      During 1999, the Bank sold a $211.6 million interest in multi-family mortgage loans from its portfolio to the Federal Home Loan Bank of New York ("FHLB-NY"), while retaining the servicing rights. In connection with this transaction, the Bank provided additional collateral of $75.8 million in loans to the FHLB-NY.

      The Bank services mortgage loans for various third parties, including the FHLB-NY, Savings Bank Life Insurance ("SBLI"), FNMA, and the State of New York Mortgage Agency ("SONYMA"). The unpaid principal balance of serviced loans amounted to $1.7 billion, $1.1 billion, and $224.8 million at December 31, 2001, 2000, and 1999, respectively. Custodial escrow balances maintained in connection with such loans amounted to $5.5 million, $3.4 million, and $1.9 million at the corresponding dates.

      At December 31, 2001 and 2000, loan commitments amounted to approximately $344.4 million and $180.1 million, respectively. Substantially all of the commitments at December 31, 2001 were expected to close within 90 days.

NOTE 8:

ALLOWANCE FOR LOAN LOSSES

      Activity in the allowance for loan losses for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

                                                         December 31,
================================================================================
(in thousands)                                  2001         2000         1999
--------------------------------------------------------------------------------
Balance, beginning of year                    $18,064      $ 7,031      $ 9,431
Acquired allowance                             22,436       11,033           --
Reversal of provision for loan losses              --           --       (2,400)
--------------------------------------------------------------------------------
Balance, end of year                          $40,500      $18,064      $ 7,031
================================================================================

      The allowance for loan losses was increased by $22.4 million in 2001 pursuant to the Richmond County merger, and by $11.0 million in 2000 pursuant to the Haven acquisition. In 1999, the Company reversed $2.0 million from the allowance for loan losses in the first quarter and, in the fourth quarter, reversed an additional $400,000 in connection with the sale of $211.6 million in loans to the FHLB-NY.

      Mortgage loans in foreclosure amounted to approximately $10.6 million, $6.0 million, and $2.9 million, at December 31, 2001, 2000, and 1999, respectively. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2001, 2000, and 1999, are summarized below:

                                                           December 31,
================================================================================
(in thousands)                                     2001        2000        1999
--------------------------------------------------------------------------------
Interest income that would have been recorded     $ 651       $ 435       $ 641
Interest income recognized                          (42)        (51)        (70)
--------------------------------------------------------------------------------
Interest income foregone                          $ 609       $ 384       $ 571
================================================================================

      The Company defines impaired loans as those loans in foreclosure that are not one-to-four family mortgage loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent that it is received in cash. There were no impaired loans in 2001, 2000, or 1999.

NOTE 9:

FORECLOSED REAL ESTATE

      The following table summarizes transactions in foreclosed real estate, which is included in "other assets," for the years ended December 31, 2001 and 2000:

                                                                                      December 31,
====================================================================================================
(in thousands)                                                                       2001       2000
----------------------------------------------------------------------------------------------------
Balance, beginning of year                                                          $  12       $ 66
Acquired in the Richmond County merger and the Haven acquisition, respectively        204         12
Transfers in                                                                           55         --
Sales                                                                                 (22)       (66)
----------------------------------------------------------------------------------------------------
Balance, end of year                                                                $ 249       $ 12
====================================================================================================

      Foreclosed real estate is carried at fair market value. There were no valuation allowances at December 31, 2001 or 2000, and no provisions for the years ended December 31, 2001, 2000, or 1999.


48 New York Community Bancorp, Inc. 2001 Annual Report

NOTE 10:

DEPOSITS

      The following is a summary of weighted average interest rates at December 31, 2001 and 2000 for each type of deposit:

                                                                          December 31,
=======================================================================================================================
                                                          2001                                     2000
-----------------------------------------------------------------------------------------------------------------------
                                                       Percent      Weighted                    Percent     Weighted
(dollars in thousands)                      Amount     of Total   Average Rate       Amount     of Total  Average Rate
-----------------------------------------------------------------------------------------------------------------------
Non-interest-bearing demand accounts      $  455,133      8.35%       0.00%        $  171,360      5.26%      0.00%
NOW and money market accounts                948,324     17.40        1.40            719,420     22.09       2.87
Savings accounts                           1,639,239     30.07        1.61            492,604     15.12       1.87
Certificates of deposit                    2,407,906     44.18        4.18          1,873,810     57.53       6.05
-----------------------------------------------------------------------------------------------------------------------
Total deposits                            $5,450,602    100.00%       2.57%        $3,257,194    100.00%      4.40%
-----------------------------------------------------------------------------------------------------------------------

    The following is a summary of certificates of deposit in amounts of $100,000 or more at December 31, 2001 by remaining term to maturity:

                               CDs of $100,000 or More Maturing Within
================================================================================
                      0-3          3-6         6-12        Over 12
(in thousands)       Months       Months      Months        Months        Total
--------------------------------------------------------------------------------
Total maturities    $101,770     $92,771     $123,299      $90,606      $408,446
================================================================================

      At December 31, 2001 and 2000, the aggregate amount of certificates of deposit of $100,000 or more was approximately $408.4 million and $320.7 million, respectively.

NOTE 11:

BORROWINGS

      Borrowings totaled $2.5 billion and $1.0 billion at December 31, 2001 and 2000, respectively, and consisted of the following:

Federal Home Loan Bank of New York ("FHLB-NY") Advances

=============================================================================================
                                        2001                               2000
---------------------------------------------------------------------------------------------
(dollars in thousands)                    Weighted Average                   Weighted Average
Contractual Maturity        Amount         Interest Rate        Amount        Interest Rate
---------------------------------------------------------------------------------------------
       2001             $       --               --%           $ 20,000           5.29%
       2002                124,267(1)          4.15              51,609           5.72
       2003                 25,000             5.49              20,000           5.62
       2004                 22,000             5.32                  --             --
       2005                 42,000             5.82              20,000           6.21
       2006                 65,500             4.78                  --             --
       2007                     --               --                  --             --
       2008                501,400             5.24              34,000           5.47
       2009                429,300             5.79             346,800           5.89
       2010                567,300             6.08             455,700           6.16
---------------------------------------------------------------------------------------------
                        $1,776,767(1)          5.57%           $948,109           5.98%
=============================================================================================

      (1) Includes $54.0 million of FHLB-NY overnight line of credit advances at December 31, 2001. The rate is based on the federal funds rate at the time of takedown plus 10 basis points. Principal and interest are due on the next succeeding business day. The Company had an overnight line of credit with the FHLB-NY for a maximum of $100.0 million at December 31, 2001.

      The advances received were all fixed rate under the FHLB-NY convertible advance program, which grants the FHLB-NY the option to call the advance after an initial lock-out period of one to three or five years and quarterly thereafter, until maturity. At December 31, 2001 and 2000, the convertible advances were collateralized by mortgage-backed securities with a carrying value of approximately $924.6 million and $248.0 million; pledges of FHLB-NY stock of $114.9 million and $72.0 million; and a blanket assignment of the Company's unpledged, qualifying mortgage loans.

      The Company maintains a line of credit with the FHLB-NY that totaled $3.7 billion and $1.9 billion at December 31, 2001 and 2000, respectively. The credit line is collateralized by stock in the FHLB and by certain mortgage loans under a blanket pledge agreement in an amount equal to 110% of outstanding borrowings.

Reverse Repurchase Agreements

      The contractual maturities of outstanding reverse repurchase agreements at December 31, 2001 were as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                                          Weighted Average
Contractual Maturity                                Amount       Interest Rate
--------------------------------------------------------------------------------
January 2002                                       $514,743           1.84%
December 2002(1)                                     15,000           5.90
--------------------------------------------------------------------------------
                                                   $529,743(1)        1.96%
================================================================================

(1) Callable commencing December 2000 and quarterly thereafter, until maturity.

      The above agreements are collateralized by mortgage-backed securities with a carrying value of approximately $507.5 million at December 31, 2001. The Company had no repurchase agreements outstanding as of December 31, 2000.

Trust Preferred Securities

      Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, Queens Statutory Trust I, NYCB Capital Trust I, New York Community Statutory Trust I, and New York Community Statutory Trust II (the "Trusts") are Delaware business trusts of which all the common securities are owned by the Company. The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities"). The Trust Preferred Securities are described below. Dividends on the Trust Preferred Securities are payable either quarterly or semi-annually and are deferrable, at the Company's option, for up to five years. As of December 31, 2001, all dividends were current. As each one was issued, the Trusts used the proceeds from the Trust Preferred Securities offerings to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures bear the same terms and interest rates as the related Trust Preferred Securities. The Debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under applicable regulatory guidelines, a portion of the Trust Preferred Securities qualify as Tier I capital, and the remaining qualify as Tier II Capital.

      The following Trust Preferred Securities were outstanding at December 31, 2001:

=================================================================================================
(in thousands)                                                  Amount             Date of
        Security Title                 Issuer                 Outstanding       Original Issue
-------------------------------------------------------------------------------------------------
10.46% Capital Securities       Haven Capital Trust I          $ 18,174        February 12, 1997
-------------------------------------------------------------------------------------------------
10.25% Capital Securities       Haven Capital Trust II           23,333        May 26, 1999
-------------------------------------------------------------------------------------------------
11.045% Capital Securities      Queens Capital Trust I           10,000        July 26, 2000
-------------------------------------------------------------------------------------------------
10.60% Capital Securities       Queens Statutory Trust I         15,000        September 7, 2000
-------------------------------------------------------------------------------------------------
6.007% Floating Rate            NYCB Capital Trust I
  Capital Securities                                             36,000        November 28, 2001
-------------------------------------------------------------------------------------------------
5.60% Floating Rate             New York Community
  Capital Securities              Statutory Trust I              35,032        December 18, 2001
-------------------------------------------------------------------------------------------------
5.58% Floating Rate             New York Community
  Capital Securities              Statutory Trust II             50,250        December 28, 2001
-------------------------------------------------------------------------------------------------
                                                               $187,789
=================================================================================================

===================================================================================
        Security Title                                              Optional
(in thousands)                        Stated Maturity             Redemption Date
-----------------------------------------------------------------------------------
10.46% Capital Securities            February 1, 2027             February 1, 2007
-----------------------------------------------------------------------------------
10.25% Capital Securities            September 30, 2029           June 30, 2009
-----------------------------------------------------------------------------------
11.045% Capital Securities           July 19, 2030                July 19, 2010
-----------------------------------------------------------------------------------
10.60% Capital Securities            September 7, 2030            September 7, 2010
-----------------------------------------------------------------------------------
6.007% Floating Rate
  Capital Securities                 December 8, 2031             December 8, 2006
-----------------------------------------------------------------------------------
5.60% Floating Rate
  Capital Securities                 December 18, 2031            December 18, 2006
-----------------------------------------------------------------------------------
5.58% Floating Rate
  Capital Securities                 December 28, 2031            December 28, 2006
-----------------------------------------------------------------------------------
===================================================================================


50 New York Community Bancorp, Inc. 2001 Annual Report

      The Trust Preferred Securities issued by Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, and Queens Statutory Trust I accrue interest at an annual rate of 10.46%, 10.25%, 11.045%, and 10.60%, respectively. The NYCB Capital Trust I accrues interest at a variable rate, adjustable semi-annually, equal to 3.75% over the six-month LIBOR, with an initial rate of 6.007%, and an interest rate cap of 11.00% effective through December 8, 2006. The New York Community Statutory Trust I accrues interest at a variable rate, adjustable quarterly, equal to 3.60% over the three-month LIBOR, with an initial rate of 5.60%, and an interest rate cap of 12.50% effective through December 18, 2006. The New York Community Statutory Trust II accrues interest at a variable rate, adjustable semi-annually, equal to 3.60% over the six-month LIBOR, with an initial rate of 5.58%, and an interest rate cap of 10.00% effective through December 28, 2006.

      The total amount of Trust Preferred Securities outstanding at December 31, 2001 and 2000 was $187.8 million and $76.9 million, respectively.

      For the twelve months ended December 31, 2001, the weighted average balance of total borrowings was approximately $1.6 billion, with a weighted average interest rate of 4.86%. In the year-earlier period, the weighted average balance was approximately $817.8 million, with an average interest rate of 6.03%. The maximum amount of borrowings outstanding at any month-end during 2001 was $2.3 billion; in 2000, the maximum month-end amount was $958.7 million. Accrued interest of $12.5 million was included in the balance of borrowings at each of December 31, 2001 and 2000.

      The Company also maintains a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 2001.

NOTE 12:

FEDERAL, STATE, AND LOCAL TAXES

      The components of the net deferred tax asset at December 31, 2001 and 2000 are summarized as follows:

                                                             December 31,
================================================================================
(in thousands)                                           2001           2000
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Financial statement loan loss allowance              $ 15,188       $  7,699
  Accrual for post-retirement benefits                    3,178          2,507
  Mark to market on securities available for sale            --         18,413
  Mark to market on loans                                 2,760          8,883
  Mark to market on borrowings                           17,823          3,178
  Charitable contributions                                8,099             --
  Merger-related costs                                    2,331             --
  Loan origination costs                                     --          2,831
  SERP and deferred compensation                          1,577          2,623
  Other                                                   1,867            302
--------------------------------------------------------------------------------
  Total deferred tax assets                              52,823         46,436
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Tax reserve in excess of base year reserve             (1,645)        (1,296)
  Prepaid pension cost                                   (3,428)        (2,008)
  Mark to market on securities available for sale        (6,060)            --
  Other                                                  (1,294)          (772)
--------------------------------------------------------------------------------
Total deferred tax liabilities                          (12,427)        (4,076)
--------------------------------------------------------------------------------
Net deferred tax asset                                 $ 40,396       $ 42,360
================================================================================

      The net deferred tax asset at December 31, 2001 and 2000 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

    Income tax expense for the years ended December 31, 2001, 2000, and 1999 is summarized as follows:

                                                     December 31,
================================================================================
(in thousands)                            2001           2000            1999
--------------------------------------------------------------------------------
Federal--current                         $33,123        $15,362        $ 16,792
State and local--current                   1,905          1,913           3,559
--------------------------------------------------------------------------------
Total current                             35,028         17,275          20,351
--------------------------------------------------------------------------------
Federal--deferred                         32,815          3,040             518
State and local--deferred                  2,936            110             (97)
--------------------------------------------------------------------------------
Total deferred                            35,751          3,150             421
--------------------------------------------------------------------------------
Total income tax expense                 $70,779        $20,425        $ 20,772
================================================================================

      The following is a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2001, 2000, and 1999:

                                                                                  December 31,
===========================================================================================================
(in thousands)                                                         2001           2000           1999
-----------------------------------------------------------------------------------------------------------
Statutory federal income tax expense                                 $ 61,336       $ 15,716       $ 18,352
State and local income taxes, net of federal income tax benefit         3,147          1,315          5,805
ESOP                                                                    6,250          5,865             84
Amortization of intangibles                                             2,950            173             --
BOLI                                                                   (2,294)          (735)            --
Other, net                                                               (610)        (1,909)        (3,469)
-----------------------------------------------------------------------------------------------------------
Total income tax expense                                             $ 70,779       $ 20,425       $ 20,772
===========================================================================================================

      The Company, the Bank, and their non-REIT subsidiaries, file a consolidated federal income tax return on a calendar year basis.

      As a savings institution, the Bank is subject to special provisions in the federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. Tax bad debt reserves consist of a defined base year amount plus additional amounts, or excess reserves, accumulated after the base year. Deferred tax liabilities are recognized with respect to such excess reserves, as well as any portion of the base year amount that is expected to become taxable, or recaptured, in the foreseeable future. Federal tax laws include a requirement to recapture into taxable income, over a six-year period, the federal bad debt reserves in excess of the base year amounts. The Bank has established a deferred tax liability with respect to such excess federal reserves. New York State tax laws designate all State bad debt reserves as the base year amount.

      The Bank's base year tax bad debt reserves at December 31, 2001 and 2000 were $27.3 million (including $9.6 million from Richmond County Savings Bank), and $17.7 million, respectively. Associated deferred tax liabilities have not been recognized since the Company does not expect that the base year reserves will become taxable in the foreseeable future. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Bank's stock or certain excess distributions by the Bank to the Company, and
(2) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York State tax purposes.

NOTE 13:

COMMITMENTS AND CONTINGENCIES

Pledged Assets

      At December 31, 2001, the Company had pledged $1.04 billion of investment securities as collateral for its FHLB advances and $507.5 million of investment securities as collateral for its reverse repurchase agreements. At December 31, 2000, $250.0 million of investment securities were pledged as collateral for FHLB advances; the Company had no reverse repurchase agreements at that date.

Lease and License Commitments

      At December 31, 2001, the Company was obligated under seventy-nine non-cancelable operating lease and license agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The agreements contain escalation clauses commencing at various times during the lives of the agreements. Such clauses provide for increases in the annual rental.

      At December 31, 2001, the Company had entered into several non-cancelable operating lease and license agreements for the rental of Bank properties. The agreements contain escalation clauses that provide for periodic increases in the annual rental.


52 New York Community Bancorp, Inc. 2001 Annual Report

      The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

(in thousands)                               Rental Income        Rental Expense
--------------------------------------------------------------------------------
2002                                             $  691               $ 5,375
2003                                                686                 4,076
2004                                                571                 3,512
2005                                                567                 3,113
2006                                                579                 2,698
2007 and thereafter                               1,791                16,479
--------------------------------------------------------------------------------
Total minimum future rentals                     $4,885               $35,253
================================================================================

      Included in "occupancy and equipment expense," the rental expense under these leases and licenses was approximately $5.7 million, $1.1 million, and $485,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Rental income on Bank properties, netted in occupancy and equipment expense, was approximately $1.2 million, $1.1 million, and $1.3 million for the corresponding periods.

      On December 15, 2000, the Company relocated its corporate headquarters to the former headquarters of Haven in Westbury, New York. Haven had purchased the office building and land in December 1997 under a lease agreement and Payment-in-lieu-of-Tax ("PILOT") agreement with the Town of Hempstead Industrial Development Agency ("IDA"). Under the IDA and PILOT agreements, which were assumed by the Company, the Company assigned the building and land to the IDA, is subleasing it for $1.00 per year for a 10-year period, and will repurchase the building for $1.00 upon expiration of the lease term in exchange for IDA financial assistance.

Legal Proceedings

      In the normal course of the Company's business, there are various outstanding legal proceedings. In the opinion of management, based on consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

      In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of CFS Bank. At December 31, 2001, the Bank has a lawsuit pending, whereby the plaintiffs are seeking recovery of approximately $12.4 million in actual damages. This amount does not include any statutory pre-judgment interest that could be awarded. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against this action and continues to defend its position.

NOTE 14:

EMPLOYEE BENEFITS

Retirement Plans

      The Company maintains three pension plans, all of which are presently frozen: one for employees of the former Queens County Savings Bank, one for employees of the former CFS Bank, and one for employees of the former Richmond County Savings Bank. The plans cover substantially all employees who had attained minimum service requirements prior to the date on which each plan was frozen. Once "frozen," the plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would have met eligibility requirements after the "freeze" date. The Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the CFS Bank Retirement Plan was frozen on June 30, 1996 and reactivated on November 30, 2000, with a subsequent refreeze on December 29, 2000. The Richmond County Savings Bank Retirement Plan was frozen on March 31, 1999. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis. Since all plans were frozen prior to 2001, there was no service cost or employer contribution for the current year.

    The following tables set forth the disclosures required under SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," for all three benefit plans, combined, in 2001; for the Queens County Savings Bank and CFS Bank plans combined, in 2000; and for the Queens County Savings Bank plan, alone, in 1999:

                                                           Pension Benefits
================================================================================
(in thousands)                                           2001            2000
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year              $ 32,612        $ 22,051
  Interest cost                                           1,832           1,683
  Actuarial loss                                         (1,898)           (728)
  Benefits paid                                          (1,390)         (2,881)
  Settlement                                               (832)             --
  Plan amendments                                         2,014              --
--------------------------------------------------------------------------------
Benefit obligation at end of year                      $ 32,338        $ 20,125
--------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year            $ 40,014        $ 26,758
  Actual return on plan assets                           (3,181)          1,943
  Benefits paid                                          (1,390)         (2,881)
  Settlement                                               (832)             --
--------------------------------------------------------------------------------
Fair value of assets at end of year                    $ 34,611        $ 25,820
--------------------------------------------------------------------------------
FUNDED STATUS:
  Funded status                                        $  8,115        $  5,695
  Unrecognized net actuarial (gain) loss                  1,151            (982)
--------------------------------------------------------------------------------
Prepaid benefit cost                                   $  9,266        $  4,713
================================================================================

                                                  Years Ended December 31,
================================================================================
                                              2001          2000          1999
--------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS:
  Discount rate                                7.50%         8.00%         7.75%
  Expected rate of return on plan assets       9.00          8.00          8.00
  Rate of compensation increase                N.A.          4.00          5.50
================================================================================

                                                  Years Ended December 31,
================================================================================
(in thousands)                                 2001          2000          1999
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                              $    --       $    --       $   641
  Interest cost                               1,832         1,683         1,024
  Expected return on plan assets             (2,630)       (2,192)       (1,203)
  Amortization of prior service cost            161           (56)       (1,906)
--------------------------------------------------------------------------------
Net periodic benefit                        $  (637)      $  (565)      $(1,444)
================================================================================

      At December 31, 2001, the CFS Bank Retirement Plan, on a stand-alone basis, had a benefit obligation that exceeded plan assets by $2.7 million. The aggregate benefit obligation and the aggregate fair value of plan assets for the CFS Bank Retirement Plan were $11.0 million and $8.3 million, respectively, as of December 31, 2001.

Qualified Savings Plans

      The Company maintains three defined contribution Qualified Savings Plans in which all regular salaried employees were able to participate after one year of service and having attained age 21. Other eligibility criteria included being salaried and/or hourly-paid, depending on the Plan. Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the Employee Stock Ownership Plan ("ESOP"), all matching contributions to the Thrift Incentive Plan for employees of the former Queens County Savings Bank were suspended, in order to comply with the limitations set forth by the Internal Revenue Code. In connection with the Richmond County merger and the Haven acquisition, respectively, all matching contributions to the Richmond County Savings Bank Plan were suspended effective January 1, 2002 and all matching contributions to the CFS Bank Plan were suspended effective January 1, 2001. Accordingly, there were five months of Company contributions relating to the Richmond County Savings Bank Plan for the year ended December 31, 2001, one month of Company contributions relating to the CFS Bank Plan for the year ended December 31, 2000, and no Company contributions for the year ended December 31, 1999.


54 New York Community Bancorp, Inc. 2001 Annual Report

Other Compensation Plans

      To ensure that the Bank will be able to call on their service in the future, the Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank. The unfunded balance of approximately $779,000 at December 31, 2001 is reflected in "other liabilities" on the Company's Consolidated Statements of Condition; no such balance existed at December 31, 2000.

Deferred Compensation Plan

      The Company maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances of approximately $588,000 and $1.4 million at December 31, 2001 and 2000, respectively, are unfunded and, as such, are reflected in "other liabilities" on the Company's Consolidated Statements of Condition.

Post-Retirement Health and Welfare Benefits

      The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement, and accrues the cost of such benefits during the years that an employee renders the necessary service.

      The following tables set forth the disclosures required under SFAS No. 132 for the plans benefiting employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank, combined, in 2001; for the Queens County Savings Bank and CFS Bank plans, combined, in 2000; and for the Queens County Savings Bank plan, alone, in 1999:

                                                       Post-retirement Benefits
================================================================================
(in thousands)                                             2001            2000
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year               $ 6,994         $ 4,535
  Service cost                                               53             226
  Interest cost                                             377             347
  Actuarial loss (gain)                                     203             (98)
  Benefits paid                                            (546)           (122)
  Plan amendments                                          (288)             --
  Curtailment                                                (3)             --
--------------------------------------------------------------------------------
Benefit obligation at end of year                       $ 6,790         $ 4,888
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year             $    --         $    --
  Employer contribution                                     546             184
  Benefits paid                                            (546)           (184)
--------------------------------------------------------------------------------
Fair value of assets at end of year                     $    --         $    --
================================================================================
FUNDED STATUS:
  Accrued post-retirement benefit cost                  $(8,476)        $(6,181)
  Employer contribution                                     993             184
  Total net periodic benefit cost (credit)                 (213)            548
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                    $(7,696)        $(5,449)
================================================================================

                                                   Years Ended December 31,
================================================================================
                                                2001         2000         1999
--------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS:
  Discount rate                                 7.50%        8.00%        7.75%
  Current medical trend rate                    9.00         6.50         6.50
  Rate of compensation increase                 4.25         5.50         5.50
================================================================================

                                                   Years Ended December 31,
================================================================================
(in thousands)                                  2001         2000         1999
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                 $  53        $ 226        $  89
  Interest cost                                  377          347          205
  Expected return on plan assets                  --           --          (61)
  Amortization of prior service cost            (217)         (25)         (63)
--------------------------------------------------------------------------------
Net periodic benefit cost                      $ 213        $ 548        $ 170
================================================================================

      Increasing the assumed health care cost trend rate by 1% in each year would have increased the accumulated post-retirement benefit obligation as of December 31, 2001 by $391,992, and the aggregate of the benefits earned and interest components of 2001 net post-retirement benefit expense by $24,761. Decreasing the assumed health care cost trend rate by 1% in each year would have decreased the accumulated post-retirement benefit obligation as of December 31, 2001 by $366,406 and the aggregate of the benefits earned and interest components of 2001 net post-retirement benefit expense by $24,193.

NOTE 15:

STOCK-RELATED BENEFIT PLANS

Stock Plans

      At the time of its conversion to stock form, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service, have attained age 21, and are of salaried full-time employment status:

Employee Stock Ownership Plan ("ESOP") and Supplemental Employee Retirement Plan ("SERP")

      In connection with the conversion, the Company lent $19.4 million to the ESOP to purchase 10,453,185 shares (as adjusted for the seven stock splits discussed in Note 3). The loan is being repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 60 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2001, the loan had an outstanding balance of $5.0 million and a fixed interest rate of 6.0%. Interest expense for the obligation was approximately $422,500 for the year ended December 31, 2001.

      Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $2.5 million for the year ended December 31, 2001. Dividends and investment income received on ESOP shares used for debt service amounted to approximately $658,800 for the year.

      Benefits vest on a seven-year basis, starting with 20% in the third year of employment and continuing each year thereafter, and are payable upon death, retirement, disability, or separation from service, and may be payable in cash or stock. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

      In connection with the Richmond County merger and the Haven acquisition, respectively, the Company allocated 973,071 and 875,053 ESOP shares to participants in 2001 and 2000. At December 31, 2001, there were 3,306,249 shares remaining for future allocation, with a market value of $75.6 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. The Company recorded ESOP-related compensation expense of $22.8 million, $24.8 million, and $2.5 million for the years ended December 31, 2001, 2000, and 1999, respectively.

      In 1993, the Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.1 million and $3.8 million of trust-held assets at December 31, 2001 and 2000, respectively, based upon the cost of said assets at the time of purchase. Trust-held assets consist entirely of Company common stock and amounted to 480,604 and 582,053 shares at December 31, 2001 and 2000. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2001 or 2000.

Recognition and Retention Plans and Trusts ("RRPs")

      The RRPs were established to provide employees, officers, and directors of the Bank with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 3,318,469 shares (split-adjusted) of the common stock in the conversion, substantially all of which have been awarded. The $5.5 million represents deferred compensation and has been accounted for as a reduction in stockholders' equity. Awards vest at a rate of 33 1/3% per year for directors and at a rate of 20% per year for officers and employees. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRP. The Company recorded no compensation expense for the RRPs in 2001 or 2000; in 1999, the compensation expense recorded for the RRPs was $22,000.


56 New York Community Bancorp, Inc. 2001 Annual Report

Stock Option Plans

      At December 31, 2001, the Company had five stock option plans: the 1993 and 1997 Queens County Bancorp, Inc. Stock Option Plans, the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans, and the 1998 Richmond County Financial Corp. Stock Compensation Plan. As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

      Under these plans, each stock option granted entitles the holder to purchase shares of the Company's common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over two to five years from the date of issuance, and expire ten years from the date on which they were granted. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

      The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2001, 2000, and 1999, the number of options that were outstanding under the 1993 Queens County Bancorp, Inc. Stock Option Plan was 89,935; 552,445; and 1,787,321, respectively; under the 1997 Queens County Bancorp, Inc. Stock Option Plan, the number of options that were outstanding at those dates was 2,943,509; 3,200,063; and 1,511,156, respectively. The number of options that were outstanding under the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans at December 31, 2001 and 2000 were 288,489 and 1,748,439, respectively. The number of options that were outstanding under the Richmond County Financial Corp. 1998 Stock Compensation Plan at December 31, 2001 was 3,238,034. At December 31, 2001, there was a total of 3,707,322 shares reserved for future issuance under the Company's five stock option plans.

      The status of the five stock option plans at December 31, 2001, 2000, and 1999, and changes during the years ending on those dates, are summarized below:

                                                                           Years Ended December 31,
================================================================================================================================
                                                           2001                       2000                        1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                Weighted                    Weighted                    Weighted
                                                  Number        Average       Number        Average       Number        Average
                                                  of Stock      Exercise     of Stock       Exercise     of Stock       Exercise
                                                 Options(1)     Price(1)     Options(1)     Price(1)     Options(1)     Price(1)
--------------------------------------------------------------------------------------------------------------------------------
Stock options outstanding, beginning of year      5,500,946      $ 7.96       3,298,478      $ 7.08       5,389,776      $ 4.29
Granted                                           1,525,565       15.37       1,749,656        8.92       1,511,156       13.49
Assumed in acquisition                            3,586,934       18.35       1,748,439        4.00              --          --
Exercised                                        (4,053,478)       6.96      (1,295,627)       1.65      (3,602,455)       5.60
--------------------------------------------------------------------------------------------------------------------------------
Stock options outstanding, end of year            6,559,967      $15.98       5,500,946      $ 7.96       3,298,478      $ 7.08
================================================================================================================================
Options exercisable at year-end                   4,759,493                   3,751,290                   1,787,322
Weighted average grant-date fair value
  of options granted during the year                 $10.78                       $7.70                       $0.97
================================================================================================================================

(1) Amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

      The following table summarizes information about stock options outstanding at December 31, 2001:

========================================================================================================
                                        Weighted
                                         Average
                    Number              Remaining          Weighted                             Weighted
Range of          of Options         Contractual Life      Average           Options            Average
Exercise        Outstanding at          of Options         Exercise       Exercisable at        Exercise
  Price       December 31, 2001         Outstanding         Price        December 31, 2001       Price
--------------------------------------------------------------------------------------------------------
$ 1 - $ 4            89,935             1.92 years          $ 1.65             89,935            $ 1.65
$ 5 - $10           416,452             1.50                  8.30            416,452              8.30
$11 - $15           954,322             7.00                 13.30            954,322             13.30
$16 - $20         5,038,509             7.10                 17.31          3,238,034              9.75
$21 - $25            60,750             9.08                 21.85                 --             21.85
--------------------------------------------------------------------------------------------------------
                  6,559,967             6.67 years          $15.98          4,759,493            $ 9.79
========================================================================================================

      Because stock options granted under all of these plans have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the estimated fair values, the Company used a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999:

                                               Years Ended December 31,
================================================================================
                                          2001            2000            1999
--------------------------------------------------------------------------------
Dividend yield                            2.82%           2.68%           3.69%
Expected volatility                      33.03           10.02            9.24
Risk-free interest rate                   4.83            4.00            4.83
Expected option lives                  6.7 years       9.5 years       9.5 years
================================================================================

    Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   Years Ended December 31,
================================================================================
(in millions, except per share data)            2001          2000          1999
--------------------------------------------------------------------------------
Net income
  As reported                               $  104.5      $  24.48      $  31.70
  Pro forma                                     84.1         17.75         23.49
Diluted earnings per share(1)
  As reported                               $   1.34      $   0.56      $   0.75
  Pro forma                                     1.07          0.41          0.56
================================================================================

(1) Per share amounts for 2000 and 1999 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

NOTE 16:

FAIR VALUE OF FINANCIAL INSTRUMENTS

      SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about its on- and off-balance-sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, the timing of future cash flows, and the discount rate.

      Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

      The following table summarizes the carrying values and estimated fair values of the Company's on-balance-sheet financial instruments at December 31, 2001 and 2000:

                                                                          December 31,
=============================================================================================================
                                                              2001                           2000
-------------------------------------------------------------------------------------------------------------
                                                   Carrying        Estimated        Carrying       Estimated
(in thousands)                                       Value         Fair Value        Value         Fair Value
-------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                        $  178,615      $  178,615      $  257,715      $  257,715
  Securities held to maturity                         203,195         203,647         222,534         220,608
  Mortgage-backed securities held to maturity          50,865          51,119           1,923           1,979
  Securities available for sale                     2,374,782       2,374,782         303,734         303,734
  Loans, net                                        5,361,187       5,432,025       3,616,386       3,702,138
FINANCIAL LIABILITIES:
  Deposits                                         $5,450,602      $5,492,533      $3,257,194      $3,278,831
  Borrowings                                        2,506,828       2,609,560       1,037,505       1,037,505
  Mortgagors' escrow                                   21,496          21,496          11,291          11,291
=============================================================================================================


58 New York Community Bancorp, Inc. 2001 Annual Report

      The methods and significant assumptions used to estimate fair values pertaining to the Company's financial instruments are as follows:

Cash and Cash Equivalents

      Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities.

Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

      Estimated fair values are based on independent dealer quotations and quoted market prices.

Loans

      The loan portfolio is segregated into various components for valuation purposes in order to group loans based on their significant financial characteristics, such as loan type (mortgages or other) and payment status (performing or non-performing). Fair values are estimated for each component using a valuation method selected by management.

      The estimated fair values of mortgage and other loans are computed by discounting the anticipated cash flows from the respective portfolios. The discount rates reflect current market rates for loans with similar terms to borrowers of similar credit quality.

      The estimated fair values of non-performing mortgage and other loans are based on recent collateral appraisals.

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

Deposits

      The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships represent a relatively stable, low-cost source of funding that has a substantial intangible value separate from the value of the deposit balances.

Borrowings

      The estimated fair value of borrowings is based on the discounted value of contractual cash flows with interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Other Receivables and Payables

      The fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-Balance-Sheet Financial Instruments

      The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The fair value of commitments to purchase securities available for sale is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair values of these off-balance-sheet financial instruments resulted in no unrealized gain or loss at December 31, 2001 or 2000.

NOTE 17:

RESTRICTIONS ON THE BANK

      Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock form savings bank, the Bank requires the approval of the Superintendent of the New York State Banking Department if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. "Net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes.

NOTE 18:

PARENT COMPANY-ONLY FINANCIAL INFORMATION

      Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company-only):

CONDENSED STATEMENTS OF CONDITION

                                                                                                December 31,
====================================================================================================================
(in thousands)                                                                             2001(1)          2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                     $      168         $  7,422
Money market investments                                                                    107,076            5,143
Securities held to maturity                                                                  10,000               --
Securities available for sale                                                                 2,676            1,444
Investments in and advances to subsidiary banks, net                                      1,068,967          127,742
Goodwill                                                                                         --          118,071
Other assets                                                                                  6,877           26,762
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $1,195,764         $286,584
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                                                        $  306,604         $ 18,639
Stockholders' equity                                                                        889,160          267,945
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $1,195,764         $286,584
====================================================================================================================

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.

CONDENSED STATEMENTS OF INCOME

                                                                                     Years Ended December 31,
====================================================================================================================
(in thousands)                                                                2001(1)           2000          1999
--------------------------------------------------------------------------------------------------------------------
Interest income from subsidiary bank                                         $    754         $     --       $    --
Other interest income                                                             189               56            78
Dividends from subsidiary bank                                                     --           88,800        33,100
--------------------------------------------------------------------------------------------------------------------
Total income                                                                      943           88,856        33,178
Interest expense to subsidiary bank                                                --            1,808         1,683
Operating expense                                                                 129              275           301
--------------------------------------------------------------------------------------------------------------------
Income before income tax and equity in undistributed earnings                     814           86,773        31,194
Income tax expense                                                                268              150           150
--------------------------------------------------------------------------------------------------------------------
Income before equity in undistributed earnings of subsidiary bank                 546           86,623        31,044
Equity in (excess dividends)/undistributed earnings of subsidiary bank        103,921          (62,146)          620
--------------------------------------------------------------------------------------------------------------------
  Net income                                                                 $104,467         $ 24,477       $31,664
====================================================================================================================

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.


60 New York Community Bancorp, Inc. 2001 Annual Report

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                Years Ended December 31,
================================================================================================================
(in thousands)                                                        2001(1)             2000           1999
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $ 104,467          $  24,477       $ 31,664
  Equity in undistributed earnings of the Bank not provided for       (103,921)            62,146           (620)
----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                  546             86,623         31,044
================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of securities                                               (11,232)                --             --
  Payments for investments in and advances to subsidiaries, net       (428,565)          (105,933)       (36,277)
  Cash dividends from subsidiaries                                          --             88,800         60,505
----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                   (439,797)           (17,133)        24,228
================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Shares issued in the Richmond County merger                          693,306                 --             --
  Purchase of Treasury stock                                          (121,048)           (41,483)       (38,352)
  Dividends paid                                                       (43,955)           (17,847)       (18,563)
  Exercise of stock options                                              5,627               (727)         3,192
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    533,930            (60,057)       (53,723)
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                               94,679              9,433          1,549
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                          12,565              3,132          1,583
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 107,244          $  12,565       $  3,132
================================================================================================================

(1) In accordance with regulatory requirements, push-down accounting from the parent company to its primary subsidiary was applied to reflect the Richmond County merger and the Haven acquisition in 2001.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2001, the Bank met all capital adequacy requirements to which it was subject.

      As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios. In the opinion of management, no conditions or events have transpired since said notification that have changed the institution's category.

      The following table presents the Bank's actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes and for categorization as a well capitalized institution:

==========================================================================================================================
                                                                                                   To Be Well Capitalized
                                                                                For Capital        Under Prompt Corrective
At December 31, 2001                                      Actual             Adequacy Purposes        Action Provisions
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              Amount       Ratio       Amount       Ratio        Amount      Ratio
--------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $536,737      10.97%     $391,413       8.0%       $489,266     10.0%
Tier 1 capital (to risk-weighted assets)            495,037      10.12       195,706       4.0         293,559      6.0
Tier 1 leverage capital (to average assets)         495,037       6.09       324,934       4.0         406,167      5.0
==========================================================================================================================

==========================================================================================================================
                                                                                                   To Be Well Capitalized
                                                                                For Capital        Under Prompt Corrective
At December 31, 2000                                      Actual             Adequacy Purposes        Action Provisions
--------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              Amount       Ratio       Amount       Ratio        Amount      Ratio
--------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $333,159      13.02%     $204,642       8.0%       $255,802     10.0%
Tier 1 capital (to risk-weighted assets)            309,806      12.11       102,321       4.0         153,481      6.0
Tier 1 leverage capital (to average assets)         309,806       6.38       145,637       3.0         242,729      5.0
==========================================================================================================================

      Under this framework, and based upon the Bank's capital levels, no prior approval from the Regulators is necessary to accept brokered deposits.

NOTE 20:

QUARTERLY FINANCIAL DATA (UNAUDITED)

      Selected quarterly financial data for the fiscal years ended December 31, 2001 and 2000 follows:

===========================================================================================================================
                                                         2001                                        2000
---------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)      4th       3rd       2nd       1st           4th       3rd       2nd       1st
---------------------------------------------------------------------------------------------------------------------------
Net interest income                      $75,044   $59,439   $36,203   $35,130       $24,041   $16,278   $16,319   $16,443
Provision for loan losses                     --        --        --        --            --        --        --        --
Other operating income                    18,983    32,023    11,128    28,481        18,021     1,264     1,249     1,111
Operating expense                         26,027    49,742    17,567    19,421        32,486     5,684     5,520     5,638
Amortization of goodwill and
  core deposit intangible                  2,982     2,482     1,482     1,482           494        --        --        --
---------------------------------------------------------------------------------------------------------------------------
Income before income tax expense          65,018    39,238    28,282    42,708         9,082    11,858    12,048    11,916
Income tax expense                        22,497    23,631     9,587    15,064         7,753     4,073     4,278     4,322
---------------------------------------------------------------------------------------------------------------------------
  Net income                             $42,521   $15,607   $18,695   $27,644       $ 1,329   $ 7,785   $ 7,770   $ 7,594
===========================================================================================================================
Diluted earnings per common share(1)     $  0.43   $  0.18   $  0.31   $  0.44       $  0.03   $  0.20   $  0.20   $  0.19
===========================================================================================================================
Cash dividends declared per
  common share(1)                        $  0.16   $  0.13   $  0.13   $  0.11       $  0.11   $  0.11   $  0.11   $  0.11
===========================================================================================================================
Dividend payout ratio                         37%       72%       42%       24%          417%       56%       57%       60%
===========================================================================================================================
Average common shares and
  equivalents outstanding(1)              99,411    87,668    61,336    62,361        48,366    39,362    40,041    40,826
===========================================================================================================================
Stock price per common share(1):
  High(2)                                $ 28.23   $ 31.37   $ 24.98   $ 19.13       $ 16.67   $ 12.83   $  9.19   $ 11.93
  Low(2)                                   21.83     19.12     19.33     14.72         11.69      8.31      7.97      7.89
  Close                                    22.87     23.21     25.10     19.33         16.33     12.83      8.19      8.03
===========================================================================================================================

(1) Amounts for the year 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.
(2)   Reflects closing prices.


62 New York Community Bancorp, Inc. 2001 Annual Report

--------------------------------------------------------------------------------
Management's Responsibility for Financial Reporting
================================================================================

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

      Management is responsible for maintaining a system of internal controls and has established such a system to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements; that they are executed in accordance with management's authorizations; and that assets are safeguarded from significant loss or unauthorized use. Management believes that during fiscal year 2001, this system of internal controls was adequate to accomplish the intended objectives.


/s/ Joseph R. Ficalora                    /s/ Robert Wann

Joseph R. Ficalora                        Robert Wann
President and                             Executive Vice President and
Chief Executive Officer                   Chief Financial Officer

January 23, 2002

--------------------------------------------------------------------------------
Independent Auditors' Report
================================================================================

The Board of Directors
New York Community Bancorp, Inc.

      We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, in 2001, the Company changed its methods of accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.


New York, New York
January 23, 2002


                                                                              63