Form 10-K, Exhibit 13
period 2002-12-31
NEW YORK COMMUNITY BANCORP INC
filed 2003-03-31
CIK 910073

Financial Section

Contents

10  Financial Summary

11  Glossary

12  Cash Earnings

13 Management's Discussion and Analysis of Financial Condition and Results of Operations

    13 Overview

    13 Forward-looking Statements and Associated Risk Factors

    14 Financial Condition:
       14  Balance Sheet Summary
       15  Loans
       17  Asset Quality
       18  Securities and Mortgage-backed Securities
       19  Sources of Funds
       20  Asset and Liability Management and the Management of Interest Rate
           Risk
       22  Liquidity and Capital Position

    25 Results of Operations:
       25  Earnings Summary
       26  Interest Income
       27  Interest Expense
       28  Net Interest Income
       30  Provision for Loan Losses
       30  Other Operating Income
       31  Non-interest Expense
       32  Income Tax Expense

    33 Impact of Accounting Pronouncements

    33 Market Price of Common Stock and Dividends Paid per Common Share


34  Consolidated Financial Statements

    34 Consolidated Statements of Condition

    35 Consolidated Statements of Income and Comprehensive Income

    36 Consolidated Statements of Changes in Stockholders' Equity

    37 Consolidated Statements of Cash Flows

38  Notes to the Consolidated Financial Statements

63  Management's Responsibility for Financial Reporting and Internal Controls

63  Independent Auditors' Report

NEW YORK COMMUNITY BANCORP, INC. PAGE 10

FINANCIAL SUMMARY


                                                                       At or For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except share data)              2002            2001(1)          2000(2)         1999             1998
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS SUMMARY
  Net interest income                                 $373,256         $205,816         $73,081         $68,903         $68,522
  Reversal of provision for loan losses                     --               --              --          (2,400)             --
  Other operating income                               101,820           90,615          21,645           2,523           2,554
  Non-interest expense                                 139,062          121,185          49,824          21,390          25,953
  Income tax expense                                   106,784           70,779          20,425          20,772          18,179
  Net income(3)                                        229,230          104,467          24,477          31,664          26,944
  Basic earnings per share(3)(4)                         $2.25            $1.36           $0.58           $0.76           $0.63
  Diluted earnings per share(3)(4)                        2.22             1.34            0.56            0.74            0.60
SELECTED RATIOS
  Return on average assets(3)                             2.29%            1.63%           1.06%           1.69%           1.62%
  Return on average stockholders' equity(3)              19.95            18.16           13.24           22.99           17.32
  Operating expenses to average assets                    1.33             1.76            2.16            1.14            1.57
  Efficiency ratio                                       25.32            38.04           52.08           29.95           36.51
  Interest rate spread                                    4.12             3.38            3.00            3.41            3.76
  Net interest margin                                     4.31             3.59            3.33            3.79            4.24
  Dividend payout ratio                                  34.23            39.55           78.57           60.00           50.00
BALANCE SHEET SUMMARY
  Total assets                                     $11,313,092       $9,202,635      $4,710,785      $1,906,835      $1,746,882
  Loans, net                                         5,443,572        5,361,187       3,616,386       1,601,079       1,486,519
  Allowance for loan losses                             40,500           40,500          18,064           7,031           9,431
  Securities held to maturity                          699,445          203,195         222,534         184,637         152,280
  Securities available for sale                      3,952,130        2,374,782         303,734          12,806           4,656
  Deposits                                           5,256,042        5,450,602       3,257,194       1,076,018       1,102,285
  Borrowings                                         4,592,069        2,506,828       1,037,505         636,378         439,055
  Stockholders' equity                               1,323,512          983,134         307,410         137,141         149,406
  Common shares outstanding(4)                     105,664,464      101,845,276      66,555,279      47,272,785      47,814,518
  Book value per share(4)(5)                            $12.97           $10.05           $4.94           $3.34           $3.61
  Stockholders' equity to total assets                   11.70%           10.68%           6.53%           7.19%           8.55%
ASSET QUALITY RATIOS
  Non-performing loans to loans, net                      0.30%            0.33%           0.25%           0.19%           0.42%
  Non-performing assets to total assets                   0.15             0.19            0.19            0.17            0.38
  Allowance for loan losses to
    non-performing loans                                247.83           231.46          198.68          226.22          152.28
  Allowance for loan losses to loans, net                 0.74             0.76            0.50            0.44            0.63
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

(3) The 2002 amount includes net securities gains of $17.0 million recorded in other operating income, resulting in an after-tax net gain of $11.0 million, or $0.11 per diluted share. The 2001 amount includes a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in operating expenses and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per diluted share. The 2000 amount reflects a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in operating expenses, resulting in a net charge of $11.4 million, or $0.26 per diluted share. The 1999 amount includes a curtailment gain of $1.6 million and a charge of $735,000, both of which were recorded in operating expenses and resulted in an after-tax net gain of $1.5 million, or $0.04 per diluted share.

(4) Amounts have been adjusted to reflect shares issued as a result of 3-for-2 stock splits on March 29 and September 20, 2001.

(5) Excludes unallocated ESOP shares.

NEW YORK COMMUNITY BANCORP, INC. PAGE 11

GLOSSARY

BOOK VALUE PER SHARE

   For New York Community Bancorp, Inc. (the "Company"), book value per share indicates the amount of stockholders' equity attributable to each outstanding share of common stock, after the unallocated shares held by the Company's Employee Stock Ownership Plan ("ESOP") are subtracted from the total number of shares outstanding. Book value per share is determined by dividing total stockholders' equity at the end of a period by said number of shares at the same date. To determine its tangible book value per share, the Company first subtracts from total stockholders' equity the amount of goodwill and core deposit intangible at the same date.

CORE DEPOSIT INTANGIBLE

   Refers to the excess of the fair market value over the book value of core deposit accounts acquired in a merger or acquisition. The core deposit intangible ("CDI") incurred in the Company's merger with Richmond County is reflected on the balance sheet and will continue to be amortized through July 31, 2011.

CORE DEPOSITS

   Refers to deposits held in NOW and money market accounts, savings accounts, and non-interest-bearing accounts.

COST OF FUNDS

   The interest expense associated with interest-bearing liabilities, typically expressed as a ratio of interest expense to the average balance of interest-bearing liabilities for a given period.

EFFICIENCY RATIO

   Measures total operating expenses as a percentage of the sum of net interest income and other operating income. To calculate its cash efficiency ratio, the Company subtracts from total operating expenses the amortization and appreciation of shares held in its stock-related benefit plans. (See "cash earnings" on page 12.)

GAAP

   Abbreviation used to refer to accounting principles generally accepted in the United States of America, on the basis of which financial statements are prepared and presented.

GOODWILL

   Refers to the difference between the purchase price and the fair market value of an acquired company's assets, net of the liabilities assumed. Goodwill is reflected on the balance sheet and, since January 1, 2002, has been required to undergo annual testing for impairment.

INTEREST RATE SENSITIVITY

   Refers to the likelihood that the interest earned on assets and the interest paid on liabilities will change as a result of fluctuations in market interest rates.

INTEREST RATE SPREAD

   The difference between the yield earned on the Company's average interest-earning assets and the cost of its average interest-bearing liabilities.

MULTI-FAMILY LOAN

   A mortgage loan made on a rental apartment building or to an association that owns an apartment building structured as a cooperative corporation. Such loans are secured by the underlying property.

NET CHARGE-OFFS

   The difference between loan balances that have been written off against the allowance for loan losses and loan balances that have been recovered after having been written off, resulting in a net cost.

NET INTEREST INCOME

   The difference between the interest and dividends earned on the Company's interest-earning assets and the interest paid on its interest-bearing liabilities.

NET INTEREST MARGIN

   Measures net interest income as a percentage of average interest-earning assets.

NON-PERFORMING ASSETS

   Consists of mortgage loans in foreclosure, loans 90 days or more delinquent (as to the combined payment of principal and interest), and foreclosed real estate.

PAYOUT RATIO

   The percentage of the Company's earnings that is paid out to shareholders in the form of dividends, determined by dividing the dividend paid per share during a period by the Company's diluted earnings per share during the same period of time.

PURCHASE ACCOUNTING

   The accounting method used in a business combination whereby the acquiring company treats the acquired company as an investment and adds the acquired company's assets and liabilities to its own at their fair market value. The difference between the purchase price and the fair market value of the acquired company's assets, net of the liabilities assumed, is referred to as "goodwill." The excess of the fair market value over the book value of core deposit accounts acquired is recognized as an intangible asset, referred to as the "core deposit intangible" or "CDI."

RENT-CONTROLLED/RENT-STABILIZED BUILDINGS

   In New York City, where the vast majority of the properties securing the Company's multi-family loans are located, the amount of rent that tenants may be charged by owners of certain buildings is restricted under certain "rent-control" or "rent-stabilization" laws. The same laws that limit the degree to which the rent on an apartment may be increased also set forth requirements with regard to the provision of certain services. To qualify as rent-controlled or -stabilized, the apartments in a building must meet certain specifications, generally having to do with the age of the building and the length of tenancy. Because of the rent restrictions and the guarantees of service, such buildings tend to be more

NEW YORK COMMUNITY BANCORP, INC. PAGE 12

affordable and attractive to live in, and are therefore less likely to experience vacancies during times of economic adversity.

RETURN ON AVERAGE ASSETS

   A measure of profitability determined by dividing net income by average assets. To determine its cash return Cash Earningson average assets, the Company divides its cash earnings (as defined below) by its average assets.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY

   A measure of profitability determined by dividing net income by average stockholders' equity. To determine its cash return on average stockholders' equity, the Company divides its cash earnings (as defined below) by its average stockholders' equity.

REVENUES

   Refers to net interest income and other operating income, combined.

YIELD

   The interest income associated with interest-earning assets, typically expressed as a ratio of interest income to the average balance of interest-earning assets for a given period.

YIELD CURVE

   A graph that illustrates the difference between the yields on long-term and short-term interest rates over a period of time, considered a key economic indicator. The greater the difference, the steeper the yield curve.

                               CASH EARNINGS

   Although cash earnings are not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that cash earnings are an important measure because of their contribution to tangible stockholders' equity.

   The Company calculates cash earnings by adding back to net income certain items that have been charged against earnings, net of income taxes, but have been added back to tangible stockholders' equity. These items fall into two primary categories: expenses related to the amortization and appreciation of shares held in the Company's stock-related benefit plans; and the amortization of the core deposit intangible stemming from the Company's merger with Richmond County Financial Corp. ("Richmond County") on July 31, 2001. In 2001 and 2000, the calculation of cash earnings also included the amortization of the goodwill stemming from the Company's acquisition of Haven Bancorp, Inc. on November 30, 2000. Unlike other expenses incurred by the Company, the aforementioned charges do not reduce the Company's tangible stockholders' equity.

   For this reason, the Company believes that cash earnings are useful to investors seeking to evaluate its operating performance and to compare its performance with other companies in the banking industry that also report cash earnings. Cash earnings should not be considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with GAAP. Moreover, the manner in which the Company calculates cash earnings may differ from that of other companies reporting measures with similar names.

   A reconciliation of the Company's cash and GAAP earnings for the twelve months ended December 31, 2002, 2001, and 2000 follows:

Cash Earnings Reconciliation


                                                                           For the Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                     2002          2001           2000
--------------------------------------------------------------------------------------------------------------
Net income                                                                $229,230      $104,467       $24,477
Add back:
  Amortization and appreciation of stock-related benefit plans               5,902        22,775        24,795
  Associated tax benefits                                                   15,860        11,000         5,953
  Dividends on unallocated ESOP shares                                       2,718         2,302         2,776
  Amortization of core deposit intangible and goodwill                       6,000         8,428           494
--------------------------------------------------------------------------------------------------------------
Total additional contributions to tangible stockholders' equity             30,480        44,505        34,018
--------------------------------------------------------------------------------------------------------------
Cash earnings                                                             $259,710      $148,972       $58,495
==============================================================================================================
Basic cash earnings per share(1)                                             $2.55         $1.94         $1.38
Diluted cash earnings per share(1)                                            2.52          1.91          1.33
==============================================================================================================

(1) Per share amounts for 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

NEW YORK COMMUNITY BANCORP, INC. PAGE 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   New York Community Bancorp, Inc. (the "Company") is the holding company for New York Community Bank (the "Bank") and the seventh largest thrift in the nation, based on market capitalization at March 31, 2003. The Bank currently serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and operates through six divisions with strong local identities: Queens County Savings Bank, CFS Bank, Richmond County Savings Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

   In addition to operating the largest supermarket banking franchise in the metro New York region, with 54 in-store branches, the Bank ranks among the leading producers of multi-family mortgage loans in the city of New York.

   As it stands today, the Company combines the strengths of three financial institutions: Queens County Bancorp, Inc.; Haven Bancorp, Inc. ("Haven"); and Richmond County Financial Corp. ("Richmond County"). The Company changed its name from Queens County Bancorp, Inc. on November 21, 2000 in anticipation of its acquisition of Haven on November 30, 2000. Eight months later, on July 31, 2001, the Company completed a merger-of-equals with Richmond County. Reflecting both organic growth and the ongoing benefit of these merger transactions, the Company had total assets of $11.3 billion and total deposits of $5.3 billion at December 31, 2002.

   The Company's balance sheet at year-end 2002 reflects the implementation of two strategic programs: the restructuring of the balance sheet to create a more risk-averse mix of assets, and the profitable use of borrowed funds to grow the balance sheet. The first of these was achieved through a record level of multi-family loan originations--$2.1 billion--and through a $1.1 billion reduction in the portfolio of one-to-four family loans through securitizations, prepayments, and sales. Multi-family loans rose to $4.5 billion at December 31, 2002, representing 83.1% of total mortgage loans outstanding; one-to-four family loans declined to $265.7 million, representing 4.9%. The mortgage mix was thus essentially restored to its pre-merger transaction status, when 86.1% of the portfolio consisted of multi-family loans.

   Capitalizing on the yield curve and favorable market conditions, the Company increased its borrowings $2.1 billion year-over-year to $4.6 billion, and deployed these funds into short-term securities with attractive yields. Securities available for sale rose $1.6 billion to $4.0 billion (including one-to-four family loans securitized in the second quarter), while securities held to maturity rose $496.3 million to $699.4 million at year-end 2002.

   Additional funding stemmed from a $264.2 million, or 8.7%, rise in core deposits to $3.3 billion--despite the divestiture during the year of 14 in-store branches--and from the net proceeds of two capital-raising initiatives. On May 14, 2002, the Company issued 5.9 million shares of common stock in a secondary offering that generated net proceeds of $147.5 million. On November 4, 2002, the Company issued 5.5 million Bifurcated Option Note Unit SecuritiES (BONUSES(SM) Units), a hybrid instrument that combines a trust preferred security and a warrant to purchase common stock. The warrant portion of the offering generated net proceeds of $89.9 million, included in "paid-in capital"; the $182.5 million of net proceeds generated by the trust preferred portion are included in "borrowings."

   Reflecting these initiatives and a significant increase in earnings, stockholders' equity rose $340.4 million to $1.3 billion, equivalent to a 29.1% increase in book value per share to $12.97. Tangible stockholders' equity rose $336.5 million to $647.5 million, equivalent to a 99.5% rise in tangible book value per share to $6.34.

   Fueled by interest-earning asset growth, and the full-year effect of the Richmond County merger, the Company's 2002 earnings rose $124.8 million, or 119.4%, year-over-year to $229.2 million, equivalent to a 66.0% increase in diluted earnings per share to $2.22. Based on the strength of its financial results, the Company increased its quarterly cash dividend 25% in the second quarter and another 25%, more recently, on January 21, 2003.

   Another sign of management's confidence in the Company's prospects has been its approach to share repurchases. In 2002, the Company allocated $120.0 million toward the repurchase of 4,337,534 shares over the course of four quarters, including 1,020,747 shares repurchased under the Board of Director's five million-share authorization on November 25, 2002. Of the 3,979,253 shares still available for repurchase at the end of December, approximately 1.1 million were repurchased in the first quarter of 2003.

   With the balance sheet restructuring now complete, and considering management's current revenue and expense projections, the Company anticipates that its diluted earnings per share will continue to grow in 2003.

   The Company routinely evaluates opportunities to expand through acquisition, and frequently conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place in the future, and acquisitions involving cash, debt, or equity securities may occur. The impact of an acquisition would likely be reflected in the Company's financial condition and results of operations.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

   This report, like other written and oral communications issued from time to time by the Company and its authorized officers, contains certain forward-looking statements with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for the purposes of said safe harbor provisions.

   The forward-looking statements made in this report are based on current expectations, but actual results may differ materially from anticipated results. Forward-looking statements are based on

NEW YORK COMMUNITY BANCORP, INC. PAGE 14

certain assumptions and describe the Company's plans, strategies, and expectations for the year ahead. Generally speaking, such statements may be identified by the use of such words as "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," "assume," "evaluate," "assess," or similar expressions. The Company's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the Company's portfolios of loans and investments; changes in deposit flows, competition, and demand for financial services and loan, deposit, and investment products in the Company's local markets; changes in local real estate values; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing, and services.

   Specific factors that could cause future results to vary from current expectations are detailed from time to time in the Company's SEC filings, including this report.

   Readers are cautioned not to place undue reliance on these forward-looking statements, including management's 2003 projections, as such statements reflect expectations and assessments based on factors known only as of the date of this report. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

FINANCIAL CONDITION

Balance Sheet Summary

   In 2002, the Company completed a strategic balance sheet restructuring program designed to strengthen the quality of the Company's asset mix. In addition to reducing the Company's exposure to interest rate volatility and adverse economic conditions, the restructuring restored multi-family loans to their pre-merger transaction prominence within the mix of assets, and established a solid foundation on which to grow the portfolio in 2003 and beyond.

   The balance sheet restructuring was achieved through a $1.1 billion reduction in one-to-four family loans outstanding and through the simultaneous production of $2.1 billion of multi-family loans. Total mortgage originations equaled $2.6 billion, exceeding the prior-year's record level by 122.6%. Capitalizing on the yield curve and favorable market conditions, the Company also pursued a profitable leveraged growth strategy. Acting opportunistically, the Company parlayed a $2.1 billion increase in borrowings into securities investments; reflecting the securitization of one-to-four family loans totaling $572.5 million, securities rose $2.1 billion year-over-year. Additional funding stemmed from an increase in core deposits, loan and securities prepayments, and the Company's aforementioned public offerings.

   Reflecting the record volume of loans produced and new securities investments, the Company's assets rose 22.9% year-over-year to $11.3 billion from $9.2 billion at December 31, 2001. Multi-family loans accounted for $4.5 billion of the year-end 2002 total, having grown $1.2 billion from the year-earlier amount. Securities available for sale, primarily in the form of short-term mortgage-backed securities, rose $1.6 billion to $4.0 billion, while held-to-maturity securities rose $496.3 million to $699.4 million. The growth in assets was partly offset by the aforementioned strategic reduction in the balance of one-to-four family loans.

   Validating its emphasis on the production of risk-averse assets, the Company's record of asset quality was sustained in 2002. In addition to marking its 33rd consecutive quarter without any net charge-offs, the Company realized a $1.2 million reduction in non-performing assets to $16.5 million at the end of the year. The reduction stemmed from a $74,000 decline in foreclosed real estate to $175,000 and from a $1.2 million decline in non-performing loans to $16.3 million. While mortgage loans in foreclosure rose $1.3 million year-over-year to $11.9 million, loans 90 days or more delinquent declined $2.5 million to $4.4 million. The Company's asset quality ratios underscored the improvement, with non-performing assets declining four basis points to 0.15% of total assets and non-performing loans declining three basis points to 0.30% of loans, net.

   In the absence of any net charge-offs or provisions for loan losses, the loan loss allowance was maintained at $40.5 million, representing 247.83% of non-performing loans and 0.74% of loans, net, at year-end.

   Goodwill totaled $624.5 million at year-end 2002, up $9.9 million, primarily reflecting the goodwill stemming from the Company's 100% equity interest in Peter B. Cannell & Co., Inc. ("PBC"), an investment advisory firm. The Company acquired a 47% equity interest in PBC in the Richmond County merger and acquired the remaining 53% on January 3, 2002. At the same time, the core deposit intangible ("CDI") stemming from the Richmond County merger declined $6.0 million to $51.5 million, reflecting amortization at a rate of $1.5 million per quarter.

   Other assets rose $70.9 million year-over-year to $323.3 million. The increase was primarily due to a $79.6 million rise in the Company's investment in Bank-owned Life Insurance ("BOLI") to $203.0 million at December 31, 2002.

   The significant shift in the asset mix was paralleled by a shift in deposits, with core deposits exceeding certificates of deposit ("CDs") for the second consecutive year. Core deposits totaled $3.3 billion at December 31, 2002, representing 62.9% of total deposits, up from $3.0 billion, representing 55.8%, at December 31, 2001. The increase was achieved despite the divestiture of 14 in-store branches in the second quarter, which was partly offset by the opening of four new banking offices during the year.

NEW YORK COMMUNITY BANCORP, INC. PAGE 15

   The balance of CDs, meanwhile, declined to $1.9 billion, representing 37.1% of total deposits, from $2.4 billion, representing 44.2%, at the prior year-end. Customers, already reluctant to invest in CDs paying low market rates of interest, were encouraged to purchase the third-party investment products sold through the Bank. In addition to generating revenues, which are recorded in "other income," the sale of such products has proved conducive to the establishment of multi-faceted banking relationships.

   In addition to the aforementioned securitization of one-to-four family loans totaling $572.5 million, the increase in the securities portfolio reflects the benefit of the Company's leveraged growth strategy. Funding was primarily provided by Federal Home Loan Bank of New York ("FHLB-NY") advances and reverse repurchase agreements, which, together, accounted for $4.2 billion of the $4.6 billion year-end balance of borrowings. The remainder of the balance consisted of trust preferred securities totaling $368.8 million, including $182.5 million in connection with the Company's offering of BONUSES Units in the fourth quarter of the year. At December 31, 2001, by comparison, borrowings totaled $2.5 billion; FHLB advances and reverse repurchase agreements accounted for $1.8 billion and $529.7 million, respectively, of the total, while trust preferred securities accounted for $187.8 million.

   Stockholders' equity rose $340.4 million, or 34.6%, to $1.3 billion, equivalent to a 29.1% rise in book value per share to $12.97. The increase was fueled by a $110.7 million rise in cash earnings to $259.7 million (as presented in the cash earnings reconciliation that appears on page 12 of this filing), and by two highly successful offerings to the investment community: the secondary offering of common stock in the second quarter, and the BONUSES Units offering in the fourth quarter of the year. On May 14, 2002, the Company issued 5.9 million shares of common stock, generating net proceeds of $147.5 million; on November 4, 2002, the Company issued 5.5 million BONUSES Units, generating net proceeds of $267.3 million; $89.9 million of this amount was attributed to the warrant portion of the Units, and included in "paid-in capital" at December 31, 2002. The benefits of these initiatives are also conveyed by a 108.2% increase in tangible stockholders' equity to $647.5 million and by a 99.5% increase in tangible book value per share to $6.34.

   At December 31, 2002, the number of outstanding shares totaled 105,664,464, the net effect of the secondary offering and option exercises, and the repurchase of 4,337,534 shares over the course of the year. On November 25, 2002, the Board of Directors authorized the repurchase of up to an additional 5,000,000 shares outstanding; of these, 3,979,253 were still available for repurchase at year-end 2002.

Loans

   The magnitude of the Company's multi-family market niche was significantly expanded by the volume of loans produced in 2002. The Company originated multi-family loans totaling $2.1 billion, exceeding the prior-year volume by $1.3 billion, or 160.3%. At December 31, 2002, multi-family loans represented 83.1% of total mortgage loans outstanding, and represented 80.4% of production for the year. At the prior year-end, multi-family loans represented 61.6% of mortgage loans outstanding, and accounted for 68.8% of total mortgage loans produced. The Company's multi-family market niche is centered in the metro New York region and is primarily comprised of buildings that are rent-controlled or rent-stabilized.

   The origination of multi-family mortgage loans was the central component of the Company's balance sheet restructuring. By restoring multi-family loans to their pre-merger transaction prominence, the Company has created a mix of assets believed to be less susceptible to credit and interest rate risk. The quality of multi-family loans is one of the reasons for the Company's preference for such assets: the Company has not had a loss on a multi-family loan within its local market since the mid-1980s, at least.

   The approval process for multi-family loans is also highly efficient, typically taking a period of four to six weeks. Multi-family mortgage loans are arranged through a select group of experienced mortgage brokers who are familiar with the Company's underwriting procedures and its reputation for timely response. As one of the few banks in the marketplace to make multi-family mortgage loans in the late 1980s and early 1990s, the Company has been rewarded with a steady supply of product, despite the visibility of other multi-family lenders and the entry of new competitors into the marketplace.

   The Company's multi-family loans generally feature a term of ten years, with a fixed rate of interest for the first five years of the mortgage and a rate that adjusts annually in each of years six through ten. However, as multi-family lending is, essentially, a refinancing business, the Company's typical multi-family loan has an average life of four years. Loans that refinance within years one through five are subject to a stringent prepayment penalty schedule; depending on the remaining term of the loan at the time of prepayment, the penalties range from five percentage points to one in years one through five. While such penalties represent a potential source of income, they also serve as an enhancement to the Company's negotiations with borrowers seeking to refinance with the Bank. Because the majority of loans in portfolio tend to stay with the Bank upon refinancing, the potential for future portfolio growth is enhanced with every new loan that is made.

   In keeping with its restructuring plan, and management's emphasis on risk-averse assets, the Company took steps to substantially reduce its portfolio of one-to-four family loans in 2002. The Company securitized $572.5 million of such loans in the second quarter and sold another $215.9 million from the portfolio over the course of the year. The latter amount excludes loans sold in connection with the Company's conduit program, as described below.

   While the Company offers its customers an extensive menu of one-to-four family mortgage products, such loans are originated on a conduit basis, and sold without recourse. Applications are taken and processed by a third-party provider, which pays the

NEW YORK COMMUNITY BANCORP, INC. PAGE 16

Company a fee for every loan that is closed and delivered. The benefits of this arrangement are apparent in the contribution to other income, and in the reduced exposure of the Company to credit and interest rate risk. In addition, the arrangement is consistent with the Company's emphasis on cost reduction, as one-to-four family loans are less efficient to produce and service than multi-family, commercial real estate, and construction loans.

   Reflecting the conduit relationship, the securitization and sale of loans, and a significant volume of prepayments, the portfolio of one-to-four family loans declined to $265.7 million at December 31, 2002 from $1.3 billion at year-end 2001. As a result of the $1.1 billion decline, the concentration of one-to-four family loans fell to 4.9% of mortgage loans outstanding from 24.9%. In 2003, the concentration of one-to-four family mortgage loans is expected to decline further through attrition, reflecting both repayments and the Company's conduit approach to originating such loans.

   To complement its portfolio of loans secured by multi-family buildings, the Company maintains a portfolio of commercial real estate and construction loans. Commercial real estate loans totaled $533.3 million at December 31, 2002, down $28.6 million from the year-earlier balance, after twelve-month originations of $159.3 million, as compared to $130.7 million in 2001. Construction loans totaled $117.0 million at year-end 2002, down $35.4 million, after twelve-month originations of $89.2 million, as compared to $91.2 million in the prior twelve-month period.

   The Company's commercial real estate loans are structured in the same manner as its multi-family credits, typically featuring a fixed rate for the first five years of the loan, and a rate that adjusts in each of years six through ten. Prepayment penalties also apply, with five points being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. The majority of commercial real estate loans are secured by office or retail buildings in the city of New York.

   The Company primarily originates construction loans to a select group of experienced builders with whom it has had a successful lending relationship in the past. Building loans are primarily made for the construction of owner-occupied one-to-four family homes under contract and, to a far lesser extent, for the acquisition and development of commercial real estate properties. Originated for terms of up to two years, construction loans feature a daily floating prime-based index and a minimum floor.

   The strategic reduction in the portfolio of one-to-four family loans, together with the lesser declines in commercial real estate and construction loans outstanding, limited the growth of the total mortgage loan portfolio in 2002. Notwithstanding the $1.2 billion increase in multi-family loans, the total portfolio of mortgage loans rose $122.6 million year-over-year to $5.4 billion at December 31st.

   Other loans totaled $78.8 million at year-end 2002, down from $117.0 million, primarily reflecting the sale of $71.4 million of home equity and installment loans in the second quarter of the year. Because of the higher credit and interest rate risk inherent in such lending, the Company originates other loans on a conduit basis only; as a result, the portfolio is likely to decline as such loans are repaid.

   With the restructuring of the balance sheet now complete, the Company anticipates that its 2003 loan production will result in an increase in total multi-family loans by year-end. With first quarter 2003 originations of approximately $652 million, and approximately $599 million now in the pipeline, management believes that the Company is on track to achieve this goal.

Loan Portfolio Analysis

                                                                               At December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                           2002                      2001                     2000
--------------------------------------------------------------------------------------------------------------------------
                                                                Percent                  Percent                   Percent
(dollars in thousands)                              Amount     of Total      Amount      of Total     Amount      of Total
--------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS:
  Multi-family                                   $4,494,332     81.88%     $3,255,167     60.23%     $1,945,656     53.51%
  1-4 family                                        265,724      4.84       1,318,295     24.40       1,267,080     34.85
  Commercial real estate                            533,327      9.71         561,944     10.40         324,068      8.91
  Construction                                      117,013      2.13         152,367      2.82          59,469      1.64
--------------------------------------------------------------------------------------------------------------------------
Total mortgage loans                              5,410,396     98.56       5,287,773     97.85       3,596,273     98.91
--------------------------------------------------------------------------------------------------------------------------
Other loans                                          78,787      1.44         116,878      2.15          39,748      1.09
--------------------------------------------------------------------------------------------------------------------------
Total mortgage and other loans                    5,489,183    100.00%      5,404,651    100.00%      3,636,021    100.00%
--------------------------------------------------------------------------------------------------------------------------
Unearned premiums (discounts)                            19                        91                       (18)
Less: Net deferred loan origination fees              5,130                     3,055                     1,553
      Allowance for loan losses                      40,500                    40,500                    18,064
--------------------------------------------------------------------------------------------------------------------------
Loans, net                                       $5,443,572                $5,361,187                $3,616,386
==========================================================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 17

Asset Quality

   The record of asset quality that supported the Company's past performance was once again in evidence in 2002. In addition to achieving its 33rd consecutive quarter without any net charge-offs, the Company realized year-over-year reductions in its balance of non-performing assets and non-performing loans.

   Non-performing assets declined $1.2 million year-over-year to $16.5 million, while the ratio of non-performing assets to total assets fell four basis points to 0.15%. Non-performing loans accounted for $16.3 million of the year-end 2002 total, having declined $1.2 million, and were equivalent to 0.30% of loans, net, down three basis points.

   Mortgage loans in foreclosure represented $11.9 million of the year-end 2002 total, signifying a $1.3 million increase, while loans 90 days or more delinquent declined $2.5 million to $4.4 million year-over-year. Included in the latter balance was the Company's first non-performing multi-family loan in nearly a decade, in the amount of $2.3 million. In the first quarter of 2003, the loan was sold without any loss of principal or interest.

   The reduction in non-performing assets at year-end 2002 also stemmed from a $74,000 decline in foreclosed real estate to $175,000; the balance was comprised of four loans secured by one-to-four family homes, two of which were sold without any loss of principal or interest in the first quarter of 2003.

   While the quality of the Company's loans reflects the relative strength of the local real estate market, it also reflects the consistently conservative underwriting and credit standards maintained. In the case of multi-family and commercial real estate loans, management looks first at the consistency of the cash flow being generated, and then at the appraised value of the property that collateralizes the loan.

   The condition of the property is another critical factor: every building is inspected from rooftop to basement as a prerequisite to approval by executive management and the Mortgage and Real Estate Committee of the Board. In addition to approving all loans, the Committee participates in inspections on every loan in excess of $2.0 million. Furthermore, all properties are appraised by independent appraisers whose appraisals are carefully reviewed by the Company's in-house appraisal officers.

   Credit risk is also controlled by primarily lending in a market that is home to the Bank and its lending officers. The Company's multi-family and commercial real estate loans are brought to the Bank by a select group of mortgage brokers who, for the most part, have worked with the Bank or its acquirees for more than thirty years.

   To further minimize credit risk, the Company limits the amount of credit granted to any one borrower and requires a minimum debt coverage ratio of 120%. Although the Company will lend up to 75% of the appraised value on multi-family buildings and up to 65% on commercial properties, the average loan-to-value ratio of such credits at December 31, 2002 was 58.2% and 52.1%, respectively. The average multi-family loan in the portfolio at that date had a principal balance of $1.9 million; the average commercial real estate loan had a principal balance of $852,700.

   The Company's construction loans are also stringently underwritten, and primarily made to multi-generational builders who have worked with the Bank or its acquirees in the past. The Company will typically lend up to 70% of the estimated market value, or up to 80%, in the case of home construction loans to individuals. With respect to commercial construction loans, which are not its primary focus, the Company will typically lend up to 65% of the estimated market value of the property. Loan proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided by the Bank's own lending officers and/or consulting engineers.

   While the Company is no longer originating one-to-four family loans for portfolio, and reduced the balance of such loans in 2002 through sales and securitizations, a small balance of one-to-four family loans remained at December 31st. The remaining portfolio will be further reduced over time through repayments; the Company does not anticipate that it will begin to originate one-to-four family loans for portfolio.

   The restructuring of the balance sheet and the aforementioned conduit program were designed to reduce the Company's exposure to the credit and interest rate risk inherent in one-to-four family loans. Because the majority of the Company's multi-family loans are short-term loans, and are secured by rent-controlled and rent-stabilized buildings, it is believed that the portfolio is better insulated against credit and interest rate risk. The Company's multi-family loans have, historically, outperformed its one-to-four family credits; accordingly, the portfolio of multi-family loans is expected to grow as a means of making the Company increasingly risk-averse.

   While every effort is consistently made to originate quality assets, the absence of problem loans cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, a decline in real estate values, or a downturn in the local economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses, which may be increased by the loan loss provision charged to operations or reduced by reversals or by net charge-offs. In the absence of any net charge-offs or provisions for loan losses, the allowance was maintained at $40.5 million, equivalent to 247.83% of non-performing loans and 0.74% of loans, net, at December 31, 2002. In 2001, the allowance for loan losses was increased to its current level by the addition of $22.4 million in connection with the Richmond County merger.

   Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In establishing the allowance for loan losses, management also considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures.

NEW YORK COMMUNITY BANCORP, INC. PAGE 18

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

   While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic and local market conditions beyond management's control. In addition, various regulatory agencies periodically review the Bank's loan loss allowance as an integral part of the examination process. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on the judgment of the regulators with regard to information provided to them during their examinations. Based upon all relevant and presently available information, management believes that the current loan loss allowance is adequate.

   The Company's policies with regard to the allowance for loan losses are considered critical to its financial condition because they require management to make difficult, complex, or subjective judgments regarding certain matters that may be inherently uncertain. Accordingly, the loan loss allowance is also discussed in Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies." For more information regarding asset quality and the coverage provided by the loan loss allowance, please see the Asset Quality Analysis that follows and the discussion of the provision for loan losses on page 30 of this report.

Asset Quality Analysis

-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                               2002          2001          2000          1999        1998
-------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES:
  Balance at beginning of year                                    $40,500       $18,064       $ 7,031       $ 9,431      $9,431
  Allowance acquired in merger transactions                            --        22,436        11,033            --          --
  Reversal of provision for loan losses                                --            --            --        (2,400)         --
-------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                            $40,500       $40,500       $18,064       $ 7,031      $9,431
===============================================================================================================================
NON-PERFORMING ASSETS:
  Mortgage loans in foreclosure                                   $11,915       $10,604        $6,011        $2,886      $5,530
  Loans 90 days or more delinquent                                  4,427         6,894         3,081           222         663
-------------------------------------------------------------------------------------------------------------------------------
Total non-performing loans                                         16,342        17,498         9,092         3,108       6,193
Foreclosed real estate                                                175           249            12            66         419
-------------------------------------------------------------------------------------------------------------------------------
Total non-performing assets                                       $16,517       $17,747        $9,104        $3,174      $6,612
===============================================================================================================================
RATIOS:
  Non-performing loans to loans, net                                 0.30%         0.33%         0.25%         0.19%       0.42%
  Non-performing assets to total assets                              0.15          0.19          0.19          0.17        0.38
  Allowance for loan losses to non-performing loans                247.83        231.46        198.68        226.22      152.28
  Allowance for loan losses to loans, net                            0.74          0.76          0.50          0.44        0.63
===============================================================================================================================

Securities and Mortgage-backed Securities

   The Company selects its investments to support three primary objectives: minimizing exposure to credit, prepayment, and interest rate risk; providing needed liquidity; and keeping the Bank's funds fully employed at the maximum rate of return.

   The Company categorizes its securities investments into two classifications: securities available for sale (which includes available-for-sale mortgage-backed securities) and securities and mortgage-backed securities held to maturity. While securities classified as available for sale are intended to generate earnings, they also provide significant liquidity for multi-family lending, as well as for the Bank's general operating activities. At the same time, they provide management with the flexibility to hold or sell, as needed, depending on changing circumstances and current market opportunities.

   While multi-family loans are, unquestionably, the Company's principal asset, its securities grew significantly over the course of 2002. Capitalizing on the marketplace, and the steepest yield curve in more than a decade, the Company deployed its borrowings into high yielding short-term investments that did much to support its earnings growth.

NEW YORK COMMUNITY BANCORP, INC. PAGE 19

   At December 31, 2002, the portfolio of securities available for sale totaled $4.0 billion, up 66.4% from $2.4 billion at December 31, 2001. The 2002 balance represented 34.9% of total assets, in contrast to the 2001 balance, which represented 25.8%. Mortgage-backed securities represented $3.6 billion, or 91.0%, of securities available for sale at December 31, 2002, and featured a weighted average life of 2.4 years. In addition to new investments, the $3.6 billion reflects the securitization of one-to-four family loans in the second quarter of the year. Debt and equity securities accounted for the remaining $355.0 million of the year-end 2002 available-for-sale balance, including capital trust notes of $216.1 million.

   Securities held to maturity rose to $699.4 million from $203.2 million, representing 6.2% and 2.2% of total assets at December 31, 2002 and 2001, respectively. The 2002 amount primarily consisted of capital trust notes totaling $273.9 million, corporate bonds totaling $233.7 million, and FHLB stock totaling $186.9 million.

   The portfolio of mortgage-backed securities held to maturity, meanwhile, declined $13.9 million to $36.9 million, reflecting prepayments.

   Reflecting management's stated preference for multi-family lending, it is expected that the Company's portfolios of securities and mortgage-backed securities will be reduced over time. The cash flows generated by securities sales and repayments are expected to be invested in multi-family loan originations depending on market conditions and other investment opportunities.

Sources of Funds

   The restructuring of the balance sheet reflected in the changing mix of assets was mirrored in the changing mix of liabilities. The growth in core deposits that began with, and was bolstered by, the Company's successive merger transactions, continued in 2002. Core deposits totaled $3.3 billion at year-end, representing 62.9% of total deposits, as compared to $3.0 billion, representing 55.8%, at year-end 2001.

   The growth in core deposits reflects a $249.7 million rise in NOW and money market accounts to $1.2 billion; a $4.5 million rise in savings accounts to $1.6 billion; and a $10.0 million rise in non-interest-bearing accounts to $465.1 million. NOW and money market accounts thus represented 22.8% of total deposits, while savings accounts and non-interest-bearing accounts represented 31.3% and 8.8%, respectively, at December 31, 2002. The increase in core deposits was achieved despite the divestiture of 14 branches in the second quarter, and conveys the Bank's ability to attract deposits in a highly competitive marketplace, as further discussed below.

   In keeping with management's emphasis on core deposits, the balance of CDs declined to $1.9 billion from $2.4 billion at December 31, 2001. The 2002 amount represented 37.1% of total deposits, down from 44.2% at the prior year-end. The decline in CDs also reflects a deliberate reduction in "hot money" deposits as a means of controlling funding costs, and management's policy of encouraging the placement of such funds into alternative investment products, when appropriate. The Company earns other operating income on the sale of such third-party products, and ranks among the thrift industry's top producers of revenues from investment product sales.

   In addition, the reduction in CDs reflects the aforementioned divestiture of 14 in-store branches, which was partly offset by the addition of three branches on Staten Island and one in Nassau County during 2002. With the opening of another traditional branch currently slated for the second quarter of 2003, the Company expects to have 111 banking offices serving the metro New York region and New Jersey by the end of June. The Company currently expects to open four new branches in all by the end of December, including two in-store banking offices.

   The significant level of asset growth was, in large part, supported by leveraged funding in the form of FHLB-NY advances, reverse repurchase agreements, and the issuance of trust preferred securities. At December 31, 2002, the Company recorded total borrowings of $4.6 billion, up from $2.5 billion at December 31, 2001. FHLB-NY advances accounted for $2.3 billion of the year-end 2002 total, as compared to $1.8 billion of the year-end 2001 amount. Reverse repurchase agreements and trust preferred securities accounted for $2.0 billion and $368.8 million, respectively, of the year-end 2002 total, as compared to $529.7 million and $187.8 million, respectively, at year-end 2001. The increase in trust preferred securities includes $182.5 million stemming from the issuance of BONUSES Units in the fourth quarter of 2002. The Company's leveraging strategy is expected to continue in 2003, depending on the steepness of the yield curve and the availability of investments providing attractive yields.

   While borrowings fueled a fair portion of the growth in interest-earning assets, loan growth was also supported by the capital raised through the Company's secondary offering of common stock in May 2002. The offering, which was oversubscribed, generated net proceeds of $147.5 million. An additional $89.9 million in funding was derived from the warrant portion of the BONUSES Units offering.

   In 2002, additional funding stemmed from a robust level of prepayments, in both the mortgage-backed securities and one-to-four family loan portfolios. The funding provided by deposits, borrowings, and prepayments was further supplemented by interest payments on loans and other investments, and by the maturities of securities and mortgage-backed securities. In 2003, management expects to deploy the funds derived through its various funding sources primarily into the origination of multi-family mortgage loans.

   The Company's ability to attract and retain deposits depends on various factors, including market interest rates and competition with other banks. The Company vies for deposits by emphasizing convenience and by offering an extensive menu of financial products and services. In addition to traditional checking and savings accounts, the Company offers a full range of third-party investment products, including insurance, annuities, and mutual funds.

NEW YORK COMMUNITY BANCORP, INC. PAGE 20

   The Company operates its branch network through six community divisions, each one enjoying a strong local identity. The Queens County Savings Bank Division is the largest, with 27 locations, including 17 traditional and eight in-store banking offices in Queens. The Richmond County Savings Bank Division is next in line, with 24 locations, including 17 traditional and five in-store offices on Staten Island.

   As a result of its acquisition of Haven, the Company operates the largest supermarket banking franchise in the metro New York region, and one of the largest in the Northeast. Open seven days a week, including most holidays, the Company's in-store branches have been a significant source of low-cost deposits and of revenues from third-party investment product sales.

   While the Company's in-store branches are primarily located on Long Island and in the five boroughs of New York City, its 55 traditional banking offices are primarily concentrated in Queens and Richmond counties and New Jersey. The Bank enjoys the second largest share of thrift deposits in the two boroughs and a substantial portion of deposits in several densely populated New Jersey communities.

   With a total network of 110 offices, a competitive product menu, and a structure that emphasizes community banking, the Company is well positioned to attract and retain a solid customer base.

Asset and Liability Management and the Management of Interest Rate Risk

   The Company manages its assets and liabilities to reduce its exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the appropriate level of risk, given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with the Board of Directors' approved guidelines.

Market Risk

   As a financial institution, the Company's primary market risk lies in its exposure to interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those possessing a short term to maturity.

   In the process of managing interest rate risk, the Company has pursued the following strategies: (1) emphasizing the origination and retention of multi-family and commercial real estate loans with a fixed rate of interest in the first five years of the loan and a rate that adjusts annually in each of years six through ten; (2) selling one-to-four family and consumer loans on a conduit basis, without recourse; and (3) investing in mortgage-backed and mortgage-related securities with estimated average lives of two to seven years. These strategies take into consideration the relative stability of the Company's core deposits and its non-aggressive pricing policy with regard to CDs.

   The actual duration of mortgage loans and mortgage-backed securities can be significantly impacted by changes in prepayment levels and market interest rates. Mortgage prepayments will vary due to a number of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the largest determinants of prepayments are prevailing interest rates and related mortgage refinancing opportunities. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix can be made on a timely basis when deemed appropriate. The Company does not currently participate in hedging programs, interest rate swaps, or other activities involving the use of off-balance sheet derivative financial instruments.

   In 2002, the Company took a variety of actions to further minimize its exposure to interest rate risk. First, the Company securitized $572.5 million of one-to-four family loans, and sold another $215.9 million from the portfolio to other financial institutions (i.e., excluding loans sold through the conduit program). In addition, the Company sold $71.4 million of home equity and installment loans. Second, the Company continued to strengthen its funding base by increasing both the balance and concentration of core deposits. The increase in funding provided support for the record level of mortgage loan production and for the increased balance of loans specifically structured to minimize interest rate risk. Third, the Company increased its investment in readily saleable mortgage-backed and mortgage-related securities with leveraged funds. The increase in multi-family loans and in securities available for sale is indicative of a more flexible institution, one better equipped to address changes in market interest rates.

Interest Rate Sensitivity Gap

   The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that period of time. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. Reflecting the leveraged growth of the balance sheet, the Company's one-year gap at December 31, 2002 was a negative 16.03%, as compared to a negative 8.69% at December 31, 2001.

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

NEW YORK COMMUNITY BANCORP, INC. PAGE 21

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

   The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which, based on certain assumptions stemming from the Bank's historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (1) the term to repricing, or (2) the contractual terms of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2002 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For mortgage and other loans (both adjustable- and fixed-rate), prepayment rates were assumed to range up to 40% annually. Mortgage-backed and mortgage-related securities were assumed to prepay at rates based on their respective previous three-month prepayment experience. Savings accounts were assumed to decay at a rate of 5% for the first five years and 15% for the years thereafter. NOW and money market accounts were assumed to decay at an annual rate of 20% and 50%, respectively.

   Prepayment and deposit decay rates can have a significant impact on the Company's estimated gap. While the Company believes its assumptions to be reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future loan prepayments and deposit withdrawal activity.

Interest Rate Sensitivity Analysis

                                                                           At December 31, 2002
---------------------------------------------------------------------------------------------------------------------------------
                                             Three       Four to     More Than     More Than     More than     More
                                            Months       Twelve     One Year to   Three Years   Five Years     than
(dollars in thousands)                      or Less      Months     Three Years  to Five Years  to 10 Years  10 Years     Total
---------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans(1)             $ 330,059     $ 902,649    $2,009,285   $1,497,835    $ 707,179    $ 25,833 $ 5,472,840
  Securities(2)                             113,850            --        92,065       87,692      133,373     627,454   1,054,434
  Mortgage-backed securities(2)(3)          474,863     1,118,441     1,232,022      404,631      336,859      67,272   3,634,088
  Money market investments                    1,148            --            --           --           --          --       1,148
---------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets               919,920     2,021,090     3,333,372    1,990,158    1,177,411     720,559  10,162,510
---------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  Savings accounts                           20,546        61,639       171,218      157,521    1,232,772          --   1,643,696
  NOW and Super NOW accounts                 22,804        68,413       190,036      174,833           --          --     456,086
  Money market accounts                      92,748       278,243       370,990           --           --          --     741,981
  Certificates of deposit                   690,106       882,490       306,917       54,694       14,931          --   1,949,138
  Borrowings                              2,340,808       296,282        64,000      145,500    1,498,000     247,479   4,592,069
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities        3,167,012     1,587,067     1,103,161      532,548    2,745,703     247,479   9,382,970
---------------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap per period(4)  $(2,247,092)    $ 434,023    $2,230,211   $1,457,610  $(1,568,292)   $473,080   $ 779,540
---------------------------------------------------------------------------------------------------------------------------------
Cumulative interest sensitivity gap     $(2,247,092)  $(1,813,069)     $417,142   $1,874,752     $306,460    $779,540
---------------------------------------------------------------------------------------------------------------------------------
Cumulative interest sensitivity gap
  as a percentage of total assets            (19.86)%      (16.03)%        3.69%       16.57%        2.71%       6.89%
Cumulative net interest-earning
  assets as a percentage of net
  interest-bearing liabilities                29.05         61.86        107.12       129.34        103.35     108.31
=================================================================================================================================

(1) For purposes of the gap analysis, non-performing loans have been excluded.

(2) Securities and mortgage-backed securities are shown at their respective carrying values.

(3) Based on historical repayment experience.

(4) The interest sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

NEW YORK COMMUNITY BANCORP, INC. PAGE 22

   Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Furthermore, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

Net Portfolio Value

   Management also monitors the Company's interest rate sensitivity through the use of a model that generates estimates of the change in the Company's net portfolio value ("NPV") over a range of interest rate scenarios. NPV is defined as the net present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates, reinvestment rates, and deposit decay rates similar to those utilized in formulating the Interest Rate Sensitivity Analysis on page 21. The following table sets forth the Company's NPV as of December 31, 2002:

Net Portfolio Value Analysis

(dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------------
   Change in               Change in              Change in                                                      Portfolio Market
Interest Rates            Market Value          Market Value          Net Portfolio              Net             Value Projected %
(in basis points)          of Assets           of Liabilities             Value                Change             Change to Base
---------------------------------------------------------------------------------------------------------------------------------
     -200                $12,145,932            $10,621,962           $1,523,970            $ 140,694                 10.17%
     -100                 11,792,987             10,339,759            1,453,229               69,953                  5.06
       --                 11,472,979             10,089,703            1,383,276                   --                    --
     +100                 11,210,471              9,856,061            1,354,410              (28,866)                (2.09)
     +200                 10,919,605              9,649,331            1,270,274             (113,002)                (8.17)
=================================================================================================================================

   As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the preceding interest rate risk measurements. Modeling changes in NPV requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Analysis presented above assumes that the composition of the Company's interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Also, the model does not take into account the Company's strategic plans. Accordingly, while the NPV Analysis provides an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income, and may very well differ from actual results.

Liquidity and Capital Position

Liquidity

   The Company manages its liquidity to ensure that its cash flows are sufficient to support the Bank's operations, and to compensate for any temporary mismatches with regard to sources and uses of funds caused by erratic loan and deposit demand.

   The Bank's primary sources of funding have been its deposits and, in recent years, a growing balance of borrowings in the form of FHLB-NY advances, reverse repurchase agreements, and trust preferred securities. In 2002, additional funding stemmed from a robust level of loan and mortgage-backed and -related securities prepayments in a year when market interest rates were unusually low. Funding also stemmed from scheduled interest and principal payments and from the sale of securities and loans. While borrowings and the scheduled amortization of loans and mortgage-backed and -related securities are more predictable funding sources, deposit flows and mortgage and securities prepayments are subject to such external factors as economic conditions, competition, and market interest rates.

   The principal investing activities of the Bank are the origination of mortgage loans (primarily secured by multi-family buildings) and, to a lesser extent, the purchase of mortgage-backed and other investment securities. In 2002, the net cash used in investing activities totaled $2.1 billion, primarily reflecting the purchase of securities available for sale totaling $3.7 billion and a $1.2 billion net increase in loans, offset, in part, by proceeds from the redemption and sale of securities available for sale totaling $2.7 billion. The net increase in loans reflects twelve-month mortgage originations of $2.6 billion, offset by loan repayments and prepayments totaling $1.5 billion; the securitization of one-to-four family loans totaling $572.5 million; mortgage loan sales totaling $417.5 million (including $201.6 million of one-to-four family loans sold in connection with the Company's conduit program and $215.9 million of one-to-four family loans sold from the portfolio); and other loan sales totaling $71.4 million.

NEW YORK COMMUNITY BANCORP, INC. PAGE 23

   The net cash provided by operating activities totaled $88.4 million, primarily reflecting net income of $229.2 million, which was offset by various changes in assets and liabilities.

   The Bank's investing and operating activities were funded by internal cash flows generated by its financing activities. In 2002, the net cash provided by financing activities totaled $1.9 billion, primarily reflecting a $2.1 billion net increase in borrowings.

   The Bank monitors its liquidity position on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including withdrawals from depository accounts, outstanding loan and investment commitments, contractual long-term debt payments, and operating leases. The Bank's most liquid assets are cash and due from banks and money market investments, which collectively totaled $97.6 million at December 31, 2002, as compared to $178.6 million at December 31, 2001. At the same time, the Bank's liquidity position was enhanced by a $1.6 billion increase in the portfolio of securities available for sale to $4.0 billion. Additional liquidity is available through the Bank's FHLB-NY line of credit, which totaled $4.5 billion at December 31, 2002, and through various repurchase agreements with several major Wall Street brokerage firms.

   CDs due to mature in one year or less from December 31, 2002 totaled $1.6 billion; based upon recent retention rates as well as current pricing, management believes that a significant portion of such deposits will either roll over or be reinvested in annuities or mutual funds sold through the Bank's branch offices.

   As the following table indicates, the Bank's and the Company's off-balance sheet commitments were limited to outstanding loan commitments, investment commitments, and standby letters of credit at December 31, 2002:

(in thousands)
--------------------------------------------------------------------
Mortgage and other loans                                  $  478,733
Securities investments(1)                                  1,184,462
Standby letters of credit                                        386
--------------------------------------------------------------------
Total commitments                                         $1,663,581
====================================================================

(1) Consists entirely of commitments to purchase mortgage-backed and mortgage-related securities.

   The following table summarizes the maturity profile of the Company's consolidated contractual long-term debt payments and operating leases at December 31, 2002:

--------------------------------------------------------------------
(in thousands)            Long-Term Debt(1)         Operating Leases
--------------------------------------------------------------------
2003                        $   25,000                   $ 6,173
2004                            22,000                     5,622
2005                            42,000                     5,229
2006                            65,500                     4,822
2007                            80,000                     3,390
2008 and thereafter          1,866,761                    17,586
--------------------------------------------------------------------
Total                       $2,101,261                   $42,822
====================================================================

(1) Includes FHLB-NY advances and trust preferred securities.

   Based upon the strength of the Bank's liquidity position, management anticipates that the Bank and the Company will have sufficient funding to fulfill these commitments when they are due.

   In 2002, the primary sources of funds for the Parent (i.e., the Company on an unconsolidated basis) were the net proceeds of the secondary offering of common stock in the second quarter and the net proceeds of the BONUSES Units offering in the fourth quarter of the year. These funds were used to make a $100.0 million contribution to the Bank for deployment into interest-earning assets, to fund share repurchases, and for other general corporate purposes. In previous years, the Parent's primary funding sources included dividend payments from the Bank and sales and maturities of investment securities.

   The Bank's ability to pay dividends and other capital distributions to the Parent is generally limited by New York State banking law and regulations, and by regulations of the Federal Deposit Insurance Corporation (the "FDIC"). In addition, the New York State Superintendent of Banks (the "Superintendent") and the FDIC may prohibit, for reasons of safety and soundness, the payment of dividends that are otherwise permissible by regulation.

   Under New York State banking law, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital. However, the approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of the bank's net profits for that year, combined with its retained net profits for the preceding two years (subject to certain adjustments). As of December 31, 2002, the Bank had $407.8 million of dividends or capital distributions it could pay to the Parent without regulatory approval, and the Parent had $3.3 million of securities available for sale and $124.1 million in cash deposits. Were the Bank to apply to the Superintendent for a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, no assurances could be made that said application would be approved by the regulatory authorities.

NEW YORK COMMUNITY BANCORP, INC. PAGE 24

Capital Position

   The Company manages its capital to enhance shareholder value and to enable management to act opportunistically in a changing marketplace. In 2002, the strategic approach to capital management that has long been a Company standard was demonstrated once again, with measurable results.

   In addition to increasing the dividend and extending its share repurchase program, the Company took decisive action to enhance its capital strength over the course of the year. Twice the Company went to the capital markets, and twice the Company succeeded with oversubscribed public offerings. The secondary offering of common stock contributed to an increase in capital on both a regulatory and GAAP basis; the BONUSES Units offering contributed to an increase in GAAP capital, as more fully discussed below.

   The Company increased its quarterly cash dividend in the second quarter of 2002, the 14th time it had done so during its nine-year history. During the year, the Company deployed $78.4 million of its capital into cash dividend payments, as compared to $44.0 million in 2001. In 2003, the Company will allocate more of its capital toward dividend payments, having declared a 25% increase in the first quarter of 2003, to $0.25 per share. Based on a closing price of $29.93 per share at March 21st, the yield on the annualized 2003 dividend was 3.34%.

   Next, the Company extended its long-standing share repurchase program, allocating $120.0 million toward the repurchase of 4,337,534 shares over the course of the year. The shares were repurchased under three successive authorizations: 1.1 million shares were repurchased under the Board of Directors' September 17, 2001 authorization and 2.25 million under the Board's authorization on February 19, 2002. On November 25, 2002, the Board authorized an additional five-million share repurchase; of these, 3,979,253 shares were still available for repurchase at December 31, 2002. At the time of this filing, approximately 2.9 million shares were still available under the November 2002 authorization, reflecting the repurchase of approximately 1.1 million shares in the first quarter of 2003. Repurchased shares are held in the Company's Treasury account, and may be utilized for general corporate purposes.

   The magnitude of the Company's share repurchase program speaks to management's confidence in the Company's capital strength. At December 31, 2002, stockholders' equity totaled $1.3 billion, up 34.6% from $983.1 million at December 31, 2001. The 2002 amount was equivalent to 11.70% of total assets and a book value of $12.97 per share, based on 102,058,843 shares. The 2001 amount was equivalent to 10.68% of total assets, and a book value of $10.05 per share, based on 97,774,030 shares. To calculate book value, the Company subtracts the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2002, the number of unallocated ESOP shares was 3,605,621; at the prior year-end, the number of unallocated ESOP shares was 4,071,246.

   The increase in stockholders' equity reflects a $110.7 million increase in cash earnings to $259.7 million (as presented in the cash earnings reconciliation on page 12 of this filing), and the success of the Company's capital raising strategies. On May 14, 2002, the Company issued 5,865,000 shares of common stock, generating net proceeds of $147.5 million; on November 4, 2002, the Company generated an additional $89.9 million through the issuance of 5.5 million BONUSES Units, which combine a trust preferred security with a warrant to purchase common stock. The $89.9 million represents the portion of the net proceeds that were allocated to the warrant; the $182.5 million generated by the trust preferred securities portion were recorded as borrowings.

   As a result of these initiatives, the Company also realized a significant year-over-year increase in its tangible stockholders' equity. Tangible stockholders' equity more than doubled to $647.5 million, signifying a 99.5% increase in tangible book value per share to $6.34.

   The level of stockholders' equity at December 31, 2002 was more than sufficient to exceed the minimum federal requirements for a bank holding company. The following table sets forth the Company's consolidated leverage, Tier 1 risk-based, and total risk-based capital amounts and ratios at December 31, 2002 and 2001, and the respective minimum requirements, which are considered on a consolidated basis:

                                                            Minimum
At December 31, 2002                 Actual               Requirement
---------------------------------------------------------------------
(dollars in thousands)       Amount          Ratio           Ratio
---------------------------------------------------------------------
Total risk-based capital    $749,044        14.71%           10.0%
Tier 1 risk-based capital    707,834        13.90             6.0
Leverage capital             707,834         7.03             5.0
=====================================================================

                                                            Minimum
At December 31, 2002                 Actual               Requirement
---------------------------------------------------------------------
(dollars in thousands)       Amount          Ratio           Ratio
---------------------------------------------------------------------
Total risk-based capital    $542,430        11.31%           10.0%
Tier 1 risk-based capital    497,184        10.37             6.0
Leverage capital             497,184         5.95             5.0
=====================================================================

   While the Federal Reserve determined that, for regulatory capital purposes, the proceeds of the BONUSES Units offering did not qualify for Tier 1 capital treatment, the Company's Tier 1 leverage capital ratio nonetheless rose 108 basis points year-over-year to 7.03%.

NEW YORK COMMUNITY BANCORP, INC. PAGE 25

   The Company's capital strength is paralleled by the solid capital position of the Bank, as reflected in the excess of its regulatory capital ratios over the levels required by the FDIC for classification as a well capitalized institution. At December 31, 2002, the Bank's Tier 1 leverage capital ratio equaled 8.18% of average adjusted assets, as compared to the 5.00% required for "well capitalized" classification, while its Tier 1 and total risk-based capital ratios equaled 16.20% and 17.01%, respectively, of risk-weighted assets, as compared to the required levels of 6.00% and 10.00%.

RESULTS OF OPERATIONS

Earnings Summary

2002 and 2001 Comparison:

   The Company's earnings capacity was overtly demonstrated by its solid performance in 2002. Net income rose $124.8 million, or 119.4%, year-over-year to $229.2 million, equivalent to a 65.7% increase in diluted earnings per share to $2.22 from $1.34. The $229.2 million provided a 2.29% return on average assets ("ROA") and a 19.95% return on average stockholders' equity ("ROE"). In addition, the Company's tangible ROE rose to 48.44% from 43.24% over the course of the year.

   The growth in the Company's 2002 earnings primarily stemmed from the successful implementation of two key business strategies: the restructuring of its mix of interest-earning assets and the simultaneous leveraging of its balance sheet. In addition, the Company enjoyed the full-year benefit of the Richmond County merger, as compared to five months in 2001.

   The restructuring of the asset mix had two primary components: a $1.1 billion reduction in one-to-four family mortgage loans to $265.7 million, and the replenishment of the asset mix with a record volume of multi-family loans and securities. Funded by wholesale borrowings, core deposit growth, and the cash flows produced by sales and repayments, the Company's average interest-earning assets rose $2.9 billion, or 51.0%, to $8.7 billion, more than offsetting a 46-basis point decline in the average yield to 6.92%. While average interest-bearing liabilities rose $2.6 billion, or 48.6%, year-over-year, to $8.1 billion, the cost of funds fell 120 basis points to 2.80%. The lower cost of funds was supported by the decline in CDs and the rise in core deposits, in tandem with the year-over-year reduction in market interest rates.

   The net effect was a $167.4 million, or 81.4%, increase in net interest income to $373.3 million, and the year-over-year expansion of the Company's interest rate spread and net interest margin. At 4.12%, the Company's spread expanded 74 basis points from the prior-year measure; at 4.31%, its margin expanded 72 basis points.

   While net interest income was the primary source of 2002 earnings, other operating income also contributed a meaningful amount. Other operating income rose $11.2 million, or 12.4%, to $101.8 million, fueled by a $12.4 million, or 35.3%, rise in fee income to $47.4 million and by a $9.4 million, or 33.5%, rise in other income to $37.4 million. The combined increase more than offset a $10.6 million reduction in net securities gains to $17.0 million.

   The Company's 2002 earnings were further supported by the quality of its assets, as reflected in the performance of its loan portfolio at December 31st. Non-performing loans declined $1.2 million year-over-year to $16.3 million, equivalent to 0.30% of loans, net, an improvement of three basis points. In addition, the Company recorded no net charge-offs for the 33rd consecutive quarter; its last net charge-off was recorded in the third quarter of 1994. Based on its asset quality and management's assessment of the allowance for loan losses, the Company suspended the provision for loan losses for the 30th consecutive quarter since the third quarter of 1995.

   The significant level of revenue growth was more than sufficient to offset a $17.9 million increase in non-interest expense to $139.1 million. Operating expenses accounted for $133.1 million of the 2002 total, as compared to $112.8 million in 2001. The increase reflects the costs of staffing, operating, and marketing a branch network with 110 locations, including four new banking offices that opened in 2002. To a lesser extent, the increase reflects the Company's aforementioned 100% equity interest in PBC. The degree to which the Company's revenue growth exceeded the growth in expenses is reflected in its efficiency ratio. At 25.32%, the 2002 efficiency ratio was 1,272 basis points lower than the efficiency ratio recorded in 2001.

   The remaining $6.0 million of 2002 non-interest expense reflects the amortization of the CDI stemming from the Richmond County merger; the remaining $8.4 million in 2001 reflects the amortization of the goodwill stemming from the Haven acquisition and the amortization of the Richmond County merger-related CDI.

   Reflecting a $160.8 million increase in pre-tax income to $336.0 million, income tax expense rose $36.0 million to $106.8 million in 2002. At the same time, the Company's effective tax rate declined to 31.8% from 40.4%, partly reflecting the implementation of various tax planning strategies. In addition, the higher rate in 2001 reflected the non-deductibility of certain merger-related expenses and a non-recurring tax charge.

2001 and 2000 Comparison:

   On July 31, 2001, the Company merged with Richmond County in a purchase transaction calling for the exchange of 1.02 Company shares for each share of Richmond County stock held at that date. Accordingly, the Company's 2001 earnings reflected five months of combined operations, and its 2001 earnings per share reflected the issuance of 38,545,790 Company shares pursuant to the merger, as adjusted for a 3-for-2 stock split on September 20, 2001.

   The Company's 2001 earnings also reflected the full-year benefit of its acquisition of Haven on November 30, 2000 in a purchase transaction that called for the exchange of 1.04 Company shares for each share of Haven stock held at that date. The Company's 2000 earnings and earnings per share therefore reflected just one month of combined operations and the addition of 22,112,424 shares, as adjusted for the aforementioned stock split and an earlier 3-for-2 stock split on March 29, 2001.

   Reflecting the Haven and Richmond County transactions, internal loan growth, and the implementation of various strategic actions, the Company's net income rose 326.8% from $24.5 million in 2000 to $104.5 million in 2001. The Company's earnings also rose 139.3% on a diluted per share basis, from $0.56 to $1.34.

NEW YORK COMMUNITY BANCORP, INC. PAGE 26

The extent of the Company's earnings growth was additionally reflected in its ROA and ROE. The ROA rose to 1.63% in 2001 from 1.06% in 2000, while the ROE rose to 18.16% from 13.24%.

   In 2001, the Company's net income included $25.7 million in after-tax gains on the sale of loans and securities and two office locations, offset by after-tax charges totaling $26.5 million, primarily reflecting $22.8 million stemming from the allocation of ESOP shares in connection with the Richmond County merger and $3.0 million stemming from a tax rate adjustment. The combined impact of these items on the Company's 2001 earnings was an after-tax charge of $836,000, equivalent to $0.01 per diluted share.

   In 2000, the Company's net income included an after-tax charge of $11.4 million, or $0.26 per diluted share, the net effect of a $24.8 million charge on the allocation of ESOP shares pursuant to the Haven acquisition and a $13.5 million gain on the sale of a Bank-owned property.

   The growth in earnings was driven by the Haven and Richmond County transactions, a record level of loan production, and the post-transaction restructuring of the balance sheet. In addition, earnings were favorably impacted by the steady decline in market interest rates and the steepening of the yield curve, which created opportunities for leveraged asset growth.

   While expenses rose, as one might expect, in the wake of two major merger transactions, the benefits were far more significant. The Company's net interest income rose $132.7 million, or 181.6%, to $205.8 million, the net effect of a $248.5 million rise in interest income to $423.3 million and a $115.7 million rise in interest expense to $217.5 million. The favorable factors that combined to create the increase in net interest income also supported a 38-basis point rise in interest rate spread and a 26-basis point rise in net interest margin to 3.38% and 3.59%, respectively.

   The Company's earnings were also fueled by a better than three-fold increase in other operating income to $90.6 million, including $39.6 million in gains on the sale of loans and securities and the sale of two Bank-owned properties. In the prior year, other operating income totaled $21.6 million, including a gain of $13.5 million on the sale of the Bank's former headquarters in Queens. While the growth in fee income largely reflected the expansion of the branch network, the growth in other income also reflected the income derived from the Company's investment in BOLI and from the sale of investment products in 86 of the Company's banking offices.

   The provision for loan losses had no impact on the Company's 2001 or 2000 earnings, as it was suspended in both years.

   The $201.7 million increase in revenues from net interest and other operating income was more than enough to offset the $71.4 million increase in non-interest expense to $121.2 million in 2001. Reflected in the latter amount were a $63.4 million rise in total operating expenses to $112.8 million and a $7.9 million rise in the amortization of goodwill and CDI to $8.4 million.

   Included in 2001 and 2000 operating expenses were the aforementioned charges of $22.8 million and $24.8 million stemming from the Company's merger transaction-related allocation of ESOP shares. The higher level of operating expenses in 2001 otherwise reflected the costs of staffing and operating an expanded branch network and, to a lesser extent, the post-transaction integration of data processing systems in the first and fourth quarters of the year. The increase in goodwill and CDI amortization reflected the full-year impact of the Haven acquisition and the five-month impact of the Richmond County merger.

   The growth in earnings was also partly offset by a $50.4 million increase in income tax expense to $70.8 million, reflecting a $130.3 million rise in pre-tax income to $175.2 million and an effective tax rate of 40.4%. The increase in 2001 income tax expense also reflected a tax rate adjustment of $3.0 million.

Interest Income

   The level of interest income depends upon the average balance and mix of the Company's interest-earning assets, the yields on said assets, and the current level of market interest rates. These rates are significantly influenced by the Federal Open Market Committee (the "FOMC") of the Federal Reserve Board of Governors, which reduces, maintains, or increases the federal funds rate (i.e., the rate at which banks borrow funds from one another), as it deems necessary. While the federal funds rate declined 475 basis points over the course of 2001 to 1.75% in December, the latter rate was maintained well into 2002. On November 6, 2002, the rate was dropped to 1.25%, the lowest rate in more than four decades, where it currently remains.

2002 and 2001 Comparison:

   The Company recorded interest income of $599.5 million in 2002, signifying a $176.2 million, or 41.6%, increase from the level recorded in 2001. The rise in interest income was driven by a $2.9 billion, or 51.0%, increase in the average balance of interest-earning assets to $8.7 billion, and tempered by a 46-basis point reduction in the average yield to 6.92%. The increase reflects the dramatic rise in mortgage loan production and the leveraged growth of the Company's mortgage-backed securities.

   In connection with the restructuring of the balance sheet, the Company substantially reduced its portfolios of certain assets while significantly increasing other portfolios during the same time. In 2002, the Company securitized one-to-four family loans totaling $572.5 million, which were subsequently reclassified as available-for-sale securities, and sold another $215.9 million outright from the portfolio. In addition, the Company sold $71.4 million of home equity and installment loans, which were included in its portfolio of "other loans." At the same time, the Company increased its production of multi-family loans, with $2.1 billion of originations, and substantially increased the balance of its securities portfolio. The replenishment of the asset mix with multi-family loans and securities yielding market rates of interest contributed to both the higher average balance of interest-earning assets and to the lower average yield.

   Mortgage and other loans, net, generated interest income of $403.4 million in 2002, up $77.5 million, or 23.8%, from the 2001 amount. The increase was fueled by a $1.2 billion, or 27.4%, rise in the average balance to $5.4 billion, and tempered by a 22-basis point drop in the average yield to 7.49%. The higher average balance stemmed primarily from the record volume of multi-family loan originations, which was tempered by the reduction in one-to-four family loans through securitizations, prepayments, and sales. The modest decline in the average yield, despite the substantial

NEW YORK COMMUNITY BANCORP, INC. PAGE 27

reduction in one-to-four family credits yielding above-market rates of interest, is indicative of the favorable rate structure of the multi-family loan portfolio. Mortgage and other loans, net, accounted for 62.2% of average interest-earning assets in 2002 and generated 67.3% of total interest income, as compared to 73.8% and 77.0%, respectively, in 2001.

   Mortgage-backed securities generated 2002 interest income of $151.7 million, up $90.4 million from the year-earlier amount. The increase was fueled by a $1.6 billion rise in the average balance to $2.6 billion and tempered by a 42-basis point decline in the average yield to 5.85%. The higher balance reflects the securitization of one-to-four family loans in the second quarter, the redeployment of funds generated by the restructuring of assets, and the leveraged growth of the portfolio. The lower yield is indicative of the lower interest rate environment and the surge in prepayments over the course of the year. Reflecting the shift in the asset mix, mortgage-backed securities represented 30.0% of average interest-earning assets in 2002, as compared to 17.1% in the year-earlier period, and generated 25.3% of total interest income, up from 14.5%.

   The rise in interest income also stemmed from the leveraged growth of the Company's portfolio of investment securities, primarily reflecting investments in capital trust notes and corporate bonds. The interest income generated by investment securities rose $13.3 million year-over-year to $43.4 million, the net effect of a $265.2 million rise in the average balance to $638.4 million and a 127-basis point decline in the average yield to 6.80%.

   Consistent with the Company's deployment of funds into multi-family loans and other high yielding assets, the interest income produced by money market investments declined $4.9 million to $1.0 million, the result of a $114.4 million reduction in the average balance to $38.8 million and a 125-basis point drop in the average yield to 2.63%.

2001 and 2000 Comparison:

   The Haven and Richmond County transactions combined with a record level of mortgage loan production to generate significant interest income growth in 2001. The Company recorded 2001 interest income of $423.3 million, up $248.5 million, or 142.1%, from the year-earlier amount.

   The growth in interest income was driven by a $3.5 billion, or 161.4%, rise in average interest-earning assets to $5.7 billion, which more than offset a 59-basis point drop in the average yield to 7.38%. While the higher average balance reflected organic loan growth and the interest-earning asset growth fueled by the merger transactions, the lower yield reflected the steady reduction in market interest rates over the course of the year.

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

   Notwithstanding the significant growth in the average balance, the concentration of loans within the mix of average interest-earning assets declined to 73.8% in 2001 from 86.8% in the prior year. The principal reason for the decline was the merger-related infusion of mortgage-backed securities. In 2001, mortgage-backed securities represented 17.1% of average interest-earning assets, a fairly significant increase from 1.9% in the prior year. Similarly, in 2001, mortgage-backed securities generated 14.5% of total interest income, up from 2.2% in the prior year. Mortgage-backed securities contributed $61.3 million to 2001 interest income, up from $3.8 million in the year-earlier twelve months. Reflecting $1.1 billion in mortgage-backed securities acquired in the Richmond County merger, the average balance rose to $977.7 million from $40.9 million, while generating an average yield of 6.27%, down 300 basis points.

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

   Money market investments generated 2001 interest income of $5.9 million, as compared to $1.4 million in the prior year. The increase was the net effect of a $128.8 million rise in the average balance to $153.2 million and a 201-basis point decline in the average yield to 3.88%.

Interest Expense

   The level of interest expense is driven by the average balance and composition of the Company's interest-bearing liabilities and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by competition for deposits, the availability of alternative funding sources, and the level of market interest rates.

2002 and 2001 Comparison:

   The Company recorded 2002 interest expense of $226.3 million, as compared to $217.5 million in 2001. The $8.8 million, or 4.0%, increase was attributable to a $2.6 billion, or 48.6%, rise in the average balance of interest-bearing liabilities to $8.1 billion, and was significantly offset by a 120-basis point decline in the average cost of funds to 2.80%. The average balance was boosted by a meaningful rise in core deposits and by a substantial increase in borrowings in connection with the Company's leveraged growth strategy. The cost of funds was reduced by a combination of factors, including the growth in core deposits, the shift of funds from CDs into alternative investment products, and the lower market interest rates that prevailed throughout the year.

   The significant interest-earning asset growth reflected in interest income was substantially funded by the significant growth in leveraged funds reflected in interest expense. In 2002, borrowings

NEW YORK COMMUNITY BANCORP, INC. PAGE 28

generated total interest expense of $130.4 million, up 72.3% from $75.7 million in 2001. The increase was the net effect of a $1.7 billion rise in the average balance of borrowings to $3.3 billion, and an 85-basis point decline in the average cost of such funds to 4.01%. Borrowings thus represented 40.3% of average interest-bearing liabilities in 2002, as compared to 28.7% in the year-earlier period, and accounted for 57.6% of total interest expense, as compared to 34.8%.

   While the concentration of borrowings grew over the course of the year, the mix of deposits reflected a steady shift of funds out of CDs and into lower-cost core deposit accounts. CDs represented 25.0% of average interest-bearing liabilities in 2002, down from 38.5% in the year-earlier period, and generated 25.8% and 49.7%, respectively, of total interest expense. Specifically, CDs generated 2002 interest expense of $58.4 million, down $49.7 million, or 46.0%, from the level recorded in 2001. The reduction was the combined result of a $70.9 million decline in the average balance to $2.0 billion and a 227-basis point decline in the average cost of such funds to 2.89%. While the reduction in cost is indicative of the lower interest rate environment, the lower balance is indicative of the Company's focus on core deposits and the sale of investment products through its banking offices. In addition, the Company's pricing policies in the current interest rate environment are designed to discourage "hot money" deposits, and therefore serve as an effective means of controlling funding costs.

   Core deposits, including mortgagors' escrow accounts, generated combined interest expense of $37.4 million, up from $33.7 million in 2001. The increase was the net effect of a $1.2 billion rise in the combined average balance to $3.3 billion and a 48-basis point decline in the average cost to 1.14%. In addition to a $164.3 million, or 55.0%, rise in the average balance of non-interest-bearing deposits to $463.1 million, the higher average balance of core deposits reflects an increase in the average balances of NOW and money market accounts and savings accounts.

   NOW and money market accounts generated interest expense of $15.9 million in 2002, up $713,000, the net effect of a $298.2 million rise in the average balance to $1.1 billion and a 45-basis point decline in the average cost of such funds to 1.44%. At the same time, the interest expense produced by savings accounts rose $3.1 million year-over-year to $21.5 million, the net effect of a $705.0 million rise in the average balance to $1.7 billion and a 63-basis point decline in the average cost of such funds to 1.30%.

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

   CDs accounted for $108.1 million, or 49.7%, of total interest expense in 2001, as compared to $41.2 million, representing 40.5%, in the prior year. The 2001 amount was the net effect of a $1.3 billion rise in the average balance to $2.1 billion and a 34-basis point decline in the average cost to 5.16%. The higher average balance was fueled by CDs acquired in the transactions, while the lower cost corresponded to the aforementioned decline in market interest rates. CDs represented 38.5% and 36.5%, respectively, of average interest-bearing liabilities in 2001 and 2000.

   Core deposits, including mortgagors' escrow accounts, generated combined interest expense of $33.7 million in 2001, up from $11.3 million in the prior year. The increase was the net effect of a $1.5 billion rise in the average balance to $2.1 billion, fueled by the Haven and Richmond County transactions, and a 46-basis point decline in the average cost to 1.62%, reflecting the drop in market interest rates.

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

   The significant funding provided by the Company's growing mix of deposits was supplemented by an increase in borrowings, as the Company capitalized on the steepening yield curve in the second half of the year. The interest expense produced by borrowings rose 53.5% to $75.7 million in 2001 from $49.3 million in 2000, the net effect of a $741.0 million rise in the average balance to $1.6 billion and a 117-basis point decline in the average cost to 4.86%. Borrowings thus generated 34.8% of interest expense and represented 28.7% of average interest-bearing liabilities in 2001, as compared to 48.5% and 39.9%, respectively, in the prior year.

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

NEW YORK COMMUNITY BANCORP, INC. PAGE 29

2002 and 2001 Comparison:

   In 2002, the Company recorded net interest income of $373.3 million, signifying a year-over-year increase of $167.4 million, or 81.4%. The increase speaks to the merits of the Company's balance sheet restructuring and leveraging programs: the Company produced a record volume of loans secured by multi-family buildings while deploying its borrowings, profitably, into securities. The growth in these portfolios was sufficiently large to offset the strategic reductions in one-to-four family loans and consumer credits, and to generate the significant level of net interest income growth.

   Supported by the lowest market interest rates since the late 1950s, the increase in net interest income was paralleled by significant expansion of the Company's spread and margin. At 4.12% and 4.31%, respectively, the Company's 2002 spread and margin were 74 and 72 basis points wider than the year-earlier measures, and 109 and 92 basis points wider than the 2002 industry averages.

2001 and 2000 Comparison:

   In 2001, the Company recorded net interest income of $205.8 million, up $132.7 million from the year-earlier amount. The increase reflected the interest-earning asset growth fueled by the Haven and Richmond County transactions, the balance sheet restructuring that followed, and the origination of $1.2 billion in mortgage loans over the twelve-month period. The increase also reflected the implementation of a wholesale leveraging program subsequent to the Richmond County merger that capitalized on the yield curve to further bolster earnings growth.

   The same factors that combined to support the rise in net interest income combined to expand the Company's interest rate spread and net interest margin in 2001. The Company's spread rose to 3.38% from 3.00%, the year-earlier measure, while its margin rose to 3.59% from 3.33%.

Net Interest Income Analysis

                                                                      For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                   2002                             2001                            2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Average                      Average                         Average
                                       Average              Yield/    Average             Yield/     Average              Yield/
(dollars in thousands)                 Balance   Interest    Cost     Balance   Interest   Cost      Balance  Interest    Cost
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Interest-earning Assets:
    Mortgage and other loans, net   $ 5,386,479  $403,407   7.49%   $4,227,982   $325,924    7.71%    $1,902,821  $151,626   7.97%
    Securities                          638,424    43,407   6.80       373,229     30,114    8.07        224,969    17,974   7.99
    Mortgage-backed securities        2,593,767   151,670   5.85       977,706     61,319    6.27         40,945     3,795   9.27
    Money market investments             38,838     1,023   2.63       153,219      5,947    3.88         24,408     1,437   5.89
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning assets       8,657,508   599,507   6.92      5,732,136   423,304    7.38      2,193,143   174,832   7.97
  Non-interest-earning assets         1,358,579                         664,749                          108,202
-----------------------------------------------------------------------------------------------------------------------------------
  Total assets                      $10,016,087                      $6,396,885                       $2,301,345
===================================================================================================================================
LIABILITIES AND
  STOCKHOLDERS' EQUITY
  Interest-bearing Liabilities:
    NOW and money market
      accounts                      $ 1,101,701  $ 15,884   1.44%     $ 803,456  $ 15,171    1.89%     $ 161,941   $ 4,892   3.02%
    Savings accounts                  1,660,327    21,534   1.30        955,343    18,473    1.93        295,370     6,346   2.15
    Certificates of deposit           2,022,691    58,425   2.89      2,093,602   108,097    5.16        748,138    41,178   5.50
    Borrowings                        3,255,407   130,394   4.01      1,558,732    75,685    4.86        817,775    49,302   6.03
    Mortgagors' escrow                   45,449        14   0.03         29,449        62    0.21         23,777        33   0.14
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing
    liabilities                       8,085,575   226,251   2.80      5,440,582   217,488    4.00      2,047,001   101,751   4.97
  Non-interest-bearing deposits         463,059                         298,795                          60,716
  Other liabilities                     318,222                          82,218                           8,795
-----------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                   8,866,856                       5,821,595                       2,116,512
  Stockholders' equity                1,149,231                         575,290                         184,833
-----------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and
    stockholders' equity            $10,016,087                      $6,396,885                      $2,301,345
===================================================================================================================================
  Net interest income/interest
    rate spread                                   $373,256  4.12%                $205,816    3.38%                $73,081    3.00%
  Net interest-earning assets/net
    interest margin                    $571,933             4.31%      $291,554              3.59%     $146,142              3.33%
  Ratio of interest-earning assets
    to interest-bearing liabilities                         1.07x                            1.05x                           1.07x
===================================================================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 30

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

                                             Year Ended                         Year Ended                      Year Ended
                                          December 31, 2002                  December 31, 2001               December 31, 2000
                                       Compared to Year Ended             Compared to Year Ended          Compared to Year Ended
                                          December 31, 2001                  December 31, 2000               December 31, 1999
--------------------------------------------------------------------------------------------------------------------------------
                                         Increase/(Decrease)                Increase/(Decrease)             Increase/(Decrease)
--------------------------------------------------------------------------------------------------------------------------------
                                          Due to                            Due to                           Due to
(in thousands)                       Volume     Rate      Net        Volume     Rate        Net        Volume    Rate   Net
--------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
  Mortgage and other loans, net    $ 86,771   $ (9,288)  $ 77,483     $179,270  $ (4,972) $174,298     $21,651  $(1,643) $20,008
  Securities                         18,033     (4,740)    13,293       11,965       175    12,140       4,651    3,154    7,805
  Mortgage-backed securities         94,540     (4,189)    90,351       58,735    (1,211)   57,524       2,583      319    2,902
  Money market investments           (3,008)    (1,916)    (4,924)       5,005      (495)    4,510         889      105      994
--------------------------------------------------------------------------------------------------------------------------------
Total                               196,336    (20,133)   176,203      254,975    (6,503)  248,472      29,774    1,935   31,709
--------------------------------------------------------------------------------------------------------------------------------
INTEREST-BEARING LIABILITIES:
  NOW and money market accounts       4,295     (3,582)       713       12,125    (1,846)   10,279       2,358       78    2,436
  Savings accounts                    9,165     (6,104)     3,061       12,737      (610)   12,127         451     (434)      17
  Certificates of deposit            (2,049)   (47,623)   (49,672)      69,426    (2,507)   66,919       1,848    4,207    6,055
  Borrowings                         68,037    (13,328)    54,709       36,011    (9,628)   26,383      14,936    4,083   19,019
  Mortgagors' escrow                      5        (53)       (48)          12        17        29          --        4        4
--------------------------------------------------------------------------------------------------------------------------------
Total                                79,453    (70,690)     8,763      130,311   (14,574)  115,737      19,593    7,938   27,531
--------------------------------------------------------------------------------------------------------------------------------
Change in net interest income      $116,883   $ 50,557   $167,440     $124,664   $ 8,071  $132,735     $10,181  $(6,003) $ 4,178
================================================================================================================================

Provision for Loan Losses

2002 and 2001 Comparison:

   The provision for loan losses is based upon management's assessment of the allowance for loan losses which, in large part, depends upon the quality of the Company's loan portfolio. In 2002, the Company's record of asset quality was supported by the continued absence of any net charge-offs, and by year-over-year improvements in the balance of non-performing assets and non-performing loans. Non-performing assets declined $1.2 million to $16.5 million, representing 0.15% of total assets, signifying a year-over-year improvement of four basis points. Non-performing loans declined $1.2 million from the prior year-end amount to $16.3 million, representing 0.30% of loans, net, down three basis points.

   The provision for loan losses was, accordingly, suspended, consistent with management's practice since the third quarter of 1995. In the absence of any net charge-offs or provisions for loan losses, the allowance for loan losses was maintained at $40.5 million, equivalent to 247.83% of non-performing loans and 0.74% of loans, net, at December 31, 2002.

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

Other Operating Income

   The Company derives other operating income from several sources, which are classified into three categories: fee income, which is generated by service charges on loans and traditional

NEW YORK COMMUNITY BANCORP, INC. PAGE 31

banking products; net gains on the sale of securities; and other income, which includes revenues derived from the sale of third-party investment products and through the Company's 100% equity interest in PBC. Also included in other income is the income derived from the Company's investment in BOLI and net gains on the sale of one-to-four family and consumer loans.

2002 and 2001 Comparison:

   The Company recorded other operating income of $101.8 million in 2002, up $11.2 million, or 12.4%, from the level recorded in 2001. The increase was fueled by a combined increase of $21.8 million in fee and other income, which served to offset a $10.6 million decline in net securities gains.

   Notwithstanding the mid-year reduction in the number of branches, fee income contributed $47.4 million to 2002 other operating income, up 35.3% from $35.1 million in 2001. At the same time, other income rose $9.4 million, or 33.5%, to $37.4 million, primarily reflecting a $3.8 million rise in revenues from the sale of third-party investment products to $10.6 million; a $3.1 million increase in BOLI income to $9.6 million; and $5.9 million in revenues derived from PBC. Net gains on the sale of loans (including gains on the sale of loans originated on a conduit basis) contributed $6.6 million to other income in 2002, down from $10.3 million in the prior year. In 2001, the Company's other income also included net gains on the sale of two Bank-owned properties totaling $1.5 million.

   After-tax gains on the sale of securities contributed $11.0 million, or $0.11 per diluted share, to the Company's 2002 net income and $17.9 million, or $0.23 per diluted share, to net income in 2001.

   With the restructuring of the balance sheet now complete, net gains on the sale of loans will be primarily limited to the net gains generated in connection with the Bank's origination of one-to-four family and consumer loans through third-party conduits. Net gains on the sale of securities will continue to be an important source of cash flows for loan production and other investments, and will depend, in part, on market conditions during the year.

2001 and 2000 Comparison:

   Other operating income contributed substantially to the Company's 2001 earnings, reflecting a better than three-fold increase from the year-earlier amount. Specifically, other operating income rose to $90.6 million in 2001 from $21.6 million in 2000, representing 30.6% and 22.9% of total revenues in the respective years. Included in the 2001 amount were net securities gains of $27.5 million; there were no net securities gains in 2000.

   The growth in other operating income also reflected a $30.5 million rise in fee income to $35.1 million and an $11.7 million rise in other income to $28.0 million. Included in the latter amount were net gains on the sale of loans and Bank-owned properties, as mentioned in the 2002 and 2001 discussion above. In 2000, the Company recorded a net gain of $13.5 million on the sale of its former headquarters in Queens, in connection with its acquisition of Haven and subsequent move to Westbury, New York.

   Apart from the net gains on the sale of loans and properties, the increase in 2001 other income reflected the full-year benefit of the Haven transaction. With the acquisition of Haven, the Company increased its franchise from 14 to 86 branches, and significantly expanded its customer base. In addition, Haven was among the nation's leading distributors of alternative investment products, generating significant income from the sale of annuities and mutual funds. To supplement the income produced through the former Haven branches, the Company introduced the sale of such products in its original 14 branches during 2001. The increase in other income also reflected the income generated by the Company's BOLI investment and the revenues generated through the origination of one-to-four family and consumer loans through third-party conduits.

Non-interest Expense

   The Company's non-interest expense has two primary components: operating expenses, which consist of compensation and benefits, occupancy and equipment, general and administrative ("G&A"), and other expenses; and the amortization of the CDI stemming from the Company's merger-of-equals with Richmond County. In 2001, the Company's non-interest expense also included the amortization of the goodwill incurred in connection with the Haven acquisition; in 2002, the amortization of goodwill was discontinued pursuant to the Company's adoption of Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142 on January 1st of that year.

2002 and 2001 Comparison:

   The Company recorded non-interest expense of $139.1 million in 2002, as compared to $121.2 million in 2001. The amortization of CDI accounted for $6.0 million of the 2002 total, while the amortization of CDI and goodwill accounted for $8.4 million of the 2001 amount. The discontinuation of the goodwill amortization stemming from the Haven acquisition resulted in a year-over-year savings of $5.9 million.

   Operating expenses totaled $133.1 million in 2002, representing 1.33% of average assets, as compared to $112.8 million, representing 1.76% of average assets, in 2001. The $20.3 million increase stemmed from all four expense categories, and largely reflected the full-year effect of staffing, operating, and marketing a branch network with 110 banking offices.

   Compensation and benefits accounted for $8.9 million of the $20.3 million increase, having risen to $72.1 million from $63.1 million in the prior year. Included in the 2001 amount was a merger-related charge of $22.8 million; the after-tax impact of this charge on the Company's 2001 earnings was $14.8 million, or $0.19 per diluted share. In addition to normal salary increases and the twelve-month effect of the Richmond County merger, the higher level of compensation and benefits expense in 2002 reflects the

NEW YORK COMMUNITY BANCORP, INC. PAGE 32

addition of certain management-level positions befitting a growing financial institution, and the addition of PBC's management and staff. At December 31, 2002, the number of full-time equivalent employees was 1,465, as compared to 1,521 at year-end 2001.

   Also included in compensation and benefits expense are the expenses associated with the amortization and appreciation of shares held in the Company's stock-related benefit plans ("plan-related expenses"), which are added back to stockholders' equity at the end of the year. In 2002, such expenses totaled $5.9 million, as compared to $22.8 million (reflecting the merger-related charge) in 2001.

   Occupancy and equipment expense rose $4.6 million year-over-year to $23.2 million, despite the divestiture of 14 in-store branches in the second quarter and the consolidation of two in-store branches in the third quarter of 2002. The reduction in the number of branch offices was offset by the addition of PBC's office in Manhattan and by the opening of four new branch offices during the first three quarters of the year.

   G&A expense rose $4.2 million to $31.8 million, largely reflecting marketing expenses, while other expenses rose $2.5 million to $5.9 million. The latter increase reflects miscellaneous costs that are consistent with the operation of a financial institution with assets of $11.3 billion and 110 banking offices.

   The year-over-year growth in operating expenses was offset by the growth of net interest income and other operating income to produce an improvement in the efficiency ratio to 25.32%. In 2001, the Company recorded an efficiency ratio of 38.04%, reflecting the impact of the $22.8 million merger-related charge in compensation and benefits expense.

2001 and 2000 Comparison:

   The Company recorded non-interest expense of $121.2 million in 2001 and $49.8 million in 2000. Operating expenses accounted for $112.8 million of the 2001 figure and $49.3 million of the 2000 amount.

   In connection with the allocation of ESOP shares pursuant to both the Richmond County and Haven transactions, the Company incurred charges of $22.8 million and $24.8 million, respectively, in 2001 and 2000 that were recorded in operating expenses. The increase in operating expenses otherwise reflected the full-year impact of the Haven acquisition, which expanded the branch network from 14 to 86 branches on November 30, 2000, and the five-month impact of the Richmond County merger, which added 34 more banking offices on July 31, 2001.

   In 2001, compensation and benefits expense rose $24.1 million to $63.1 million, including the aforementioned charge. The increase reflected the staffing needs of a $9.2 billion company with 119 offices spanning three states. At December 31, 2001, the number of full-time equivalent employees totaled 1,521, as compared to 908 at the prior year-end.

   The increase in 2001 operating expenses also included a $14.7 million rise in occupancy and equipment expense to $18.6 million; a $22.2 million rise in G&A expense to $27.6 million; and a $2.4 million rise in other expenses to $3.4 million. In addition to the expanded branch network, the increase in occupancy and equipment expense reflected the costs incurred in integrating the data processing systems of CFS Bank and Richmond County Savings Bank with those of New York Community Bank in the first and fourth quarters of 2001, respectively. The higher G&A expense likewise reflected the expansion of the franchise and the costs of marketing the Bank's products and services to a substantially larger customer base.

   The growth in operating expenses was partly offset by the growth in net interest income and other operating income to produce an efficiency ratio of 38.04%. In 2000, the Company recorded an efficiency ratio of 52.08%, largely reflecting the impact of the aforementioned merger-related ESOP charge.

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

Income Tax Expense

   Income tax expense includes federal, New York State, and New York City income taxes. In addition, the Company's income tax expense reflects certain expenses stemming from the amortization and appreciation of shares held in its stock-related benefit plans. While these plan-related tax expenses are recorded as a charge against earnings, they are added back to stockholders' equity at the end of the reporting period.

2002 and 2001 Comparison:

   The Company recorded income tax expense of $106.8 million in 2002, up $36.0 million from the level recorded in 2001. The increase reflects a $160.8 million rise in pre-tax income to $336.0 million and a decline in the effective tax rate to 31.8% from 40.4%.

   The year-over-year reduction in the effective tax rate was partly due to the implementation of certain tax planning strategies in the fourth quarter of 2001 and in the latter half of 2002. In addition, the higher rate in 2001 stemmed from the non-deductibility of certain plan-related expenses in connection with the Richmond County merger and from a tax rate adjustment in the amount of $3.0 million.

NEW YORK COMMUNITY BANCORP, INC. PAGE 33

2001 and 2000 Comparison:

   In 2001, the Company recorded income tax expense of $70.8 million, as compared to $20.4 million in the year-earlier twelve months. Included in the 2001 amount was a tax charge of $3.0 million pursuant to the write-down of state deferred tax assets in connection with the implementation of certain tax planning strategies. The $50.4 million increase in income tax expense further reflected a $130.3 million rise in pre-tax income to $175.2 million, offset by a decline in the effective tax rate to 40.4% from 45.5%.

   While the effective tax rate declined in 2001 from the rate recorded in 2000, it was unfavorably impacted in both of these years by the non-deductibility of certain transaction-related ESOP expenses totaling $11.0 million and $6.0 million, respectively. The Company implemented certain tax planning strategies in the fourth quarter of 2001 that were designed to result in a lower effective tax rate in 2002.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

   Please refer to Note 1, "Summary of Significant Accounting Policies" on pages 38-41 of this filing for a discussion of the impact of recent accounting pronouncements on the Company's financial condition and results of operations.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS PAID PER COMMON SHARE

   The common stock of New York Community Bancorp, Inc. has been traded on the New York Stock Exchange under the symbol "NYB" since December 20, 2002. Prior to that date, the Company's common stock was traded on the Nasdaq National Market(R) under the symbol "NYCB."

   At December 31, 2002, the number of outstanding shares was 105,664,464 and the number of registered owners was approximately 8,140. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

   The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by the New York Stock Exchange (from December 20 through December 31, 2002) and by the Nasdaq Stock Market(R) (from January 1, 2001 through December 19, 2002), and the cash dividends paid per common share for each of the four quarters of 2002 and 2001.

                                                                                       Market Price
                                                     Dividends Declared  --------------------------------------
                                                      per Common Share     High            Low           Close
---------------------------------------------------------------------------------------------------------------
2002
  1st Quarter                                              $0.1600       $30.000        $22.650        $27.650
  2nd Quarter                                               0.2000        30.250         24.151         26.680
  3rd Quarter                                               0.2000        32.020         23.190         28.170
  4th Quarter                                               0.2000        30.220         24.250         28.880
---------------------------------------------------------------------------------------------------------------
2001(1)
  1st Quarter                                              $0.1111       $19.933        $14.667        $19.333
  2nd Quarter                                               0.1333        26.660         19.293         25.100
  3rd Quarter                                               0.1333        31.633         16.250         23.210
  4th Quarter                                               0.1600        28.930         21.650         22.870
---------------------------------------------------------------------------------------------------------------

(1) Amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

NEW YORK COMMUNITY BANCORP, INC. PAGE 34

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                            December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)                                                                      2002               2001
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                               $ 96,497          $ 168,449
Money market investments                                                                                 1,148             10,166
Securities held to maturity (market value of $214,486 and $114,881 pledged at
  December 31, 2002 and 2001, respectively) (notes 3 and 12)                                           699,445            203,195
Mortgage-backed securities held to maturity (market value of $38,489 and $51,119
  pledged at December 31, 2002 and 2001, respectively) (notes 4 and 12)                                 36,947             50,865
Securities available for sale ($2,522,419 and $1,381,356 pledged at December 31, 2002
  and 2001, respectively) (notes 5 and 12)                                                           3,952,130          2,374,782
Mortgage loans, net (notes 6 and 10)                                                                 5,405,266          5,284,718
Other loans, net                                                                                        78,806            116,969
Less: Allowance for loan losses (note 7)                                                               (40,500)           (40,500)
---------------------------------------------------------------------------------------------------------------------------------
Loans, net (notes 6 and 7)                                                                           5,443,572          5,361,187
Premises and equipment, net                                                                             74,531             69,010
Goodwill, net (note 2)                                                                                 624,518            614,653
Core deposit intangible, net (note 2)                                                                   51,500             57,500
Deferred tax asset, net (note 11)                                                                        9,508             40,396
Other assets (notes 2, 8, and 13)                                                                      323,296            252,432
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                       $11,313,092         $9,202,635
=================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 9):
  NOW and money market accounts                                                                    $ 1,198,068          $ 948,324
  Savings accounts                                                                                   1,643,696          1,639,239
  Certificates of deposit                                                                            1,949,138          2,407,906
  Non-interest-bearing accounts                                                                        465,140            455,133
---------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                                                       5,256,042          5,450,602
---------------------------------------------------------------------------------------------------------------------------------
Official checks outstanding                                                                             11,544             87,647
Borrowings (note 10)                                                                                 4,592,069          2,506,828
Mortgagors' escrow                                                                                      13,749             21,496
Other liabilities (note 13)                                                                            116,176            152,928
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    9,989,580          8,219,501
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (note 1):
  Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)                                   --                 --
  Common stock at par $0.01 (150,000,000 shares authorized; 108,224,425 shares issued; 105,664,464 and 101,845,276 shares outstanding at December 31, 2002
    and 2001, respectively)                                                                              1,082              1,082
  Paid-in capital in excess of par                                                                   1,104,899            898,830
  Retained earnings (substantially restricted) (note 16)                                               275,097            167,511
  Less: Treasury stock (2,559,961 and 6,379,149 shares, respectively)                                  (69,095)           (78,294)
       Unallocated common stock held by ESOP (note 14)                                                 (20,169)            (6,556)
       Common stock held by SERP and Deferred Compensation Plans (notes 13 and 14)                      (3,113)            (3,113)
       Unearned common stock held by RRPs (note 14)                                                        (41)               (41)
  Accumulated other comprehensive income, net of tax effect                                             34,852              3,715
---------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                           1,323,512            983,134
---------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (note 12)
Total liabilities and stockholders' equity                                                         $11,313,092         $9,202,635
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPHRENSIVE INCOME

NEW YORK COMMUNITY BANCORP, INC. PAGE 35

                                                                                                 Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                       2002           2001            2000
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Mortgage and other loans (note 6)                                                       $403,407        $325,924       $151,626
  Securities                                                                                43,407          30,114         17,974
  Mortgage-backed securities                                                               151,670          61,319          3,795
  Money market investments                                                                   1,023           5,947          1,437
---------------------------------------------------------------------------------------------------------------------------------
Total interest income                                                                      599,507         423,304        174,832
---------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
  NOW and money market accounts                                                             15,884          15,171          4,892
  Savings accounts                                                                          21,534          18,473          6,346
  Certificates of deposit                                                                   58,425         108,097         41,178
  Borrowings (note 10)                                                                     130,394          75,685         49,302
  Mortgagors' escrow                                                                            14              62             33
---------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                                                     226,251         217,488        101,751
---------------------------------------------------------------------------------------------------------------------------------
    Net interest income                                                                    373,256         205,816         73,081
Provision for loan losses (note 7)                                                              --              --             --
---------------------------------------------------------------------------------------------------------------------------------
    Net interest income after provision for loan losses                                    373,256         205,816         73,081
---------------------------------------------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
  Fee income                                                                                47,443          35,061          4,595
  Net securities gains (note 5)                                                             16,986          27,539            704
  Other (note 6)                                                                            37,391          28,015         16,346
---------------------------------------------------------------------------------------------------------------------------------
Total other operating income                                                               101,820          90,615         21,645
---------------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE:
  Operating expenses:
    Compensation and benefits (notes 13 and 14)                                             72,084          63,140         39,014
    Occupancy and equipment (note 12)                                                       23,230          18,643          3,953
    General and administrative                                                              31,841          27,610          5,413
    Other                                                                                    5,907           3,364            950
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                   133,062         112,757         49,330
  Amortization of core deposit intangible and goodwill (note 2)                              6,000           8,428            494
---------------------------------------------------------------------------------------------------------------------------------
Total non-interest expense                                                                 139,062         121,185         49,824
Income before income taxes                                                                 336,014         175,246         44,902
Income tax expense (note 11)                                                               106,784          70,779         20,425
---------------------------------------------------------------------------------------------------------------------------------
    Net income                                                                            $229,230        $104,467       $ 24,477
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income, net of tax:
  Unrealized gain on securities                                                             31,137           2,895            820
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                      $260,367        $107,362       $ 25,297
=================================================================================================================================
    Basic earnings per share                                                                $2.25           $1.36          $0.58
    Diluted earnings per share                                                              $2.22           $1.34          $0.56
=================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

NEW YORK COMMUNITY BANCORP, INC.   PAGE 36

                                                                                                   Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                                         2002          2001          2000
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (Par Value: $0.01):
  Balance at beginning of year                                                                $ 1,082         $ 310         $ 310
  Shares issued                                                                                    --           772            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                          1,082         1,082           310
---------------------------------------------------------------------------------------------------------------------------------
PAID-IN CAPITAL IN EXCESS OF PAR:
  Balance at beginning of year                                                                898,830       174,450       147,607
  Tax benefit effect of stock plans                                                            15,860        11,000         5,953
  Stock warrants issued in connection with BONUSESSM Units                                     89,915            --            --
  Allocation of ESOP stock                                                                      4,725        20,846        20,890
  Shares issued in secondary offering and the Richmond County merger, respectively             95,569       692,534            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                      1,104,899       898,830       174,450
---------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  Balance at beginning of year                                                                167,511       146,514       150,545
  Net income                                                                                  229,230       104,467        24,477
  Dividends paid on common stock                                                              (78,359)      (43,955)      (17,847)
  Exercise of stock options (2,291,722; 3,004,071; and 1,003,705 shares)                      (43,285)      (39,515)      (10,661)
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                        275,097       167,511       146,514
---------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK:
  Balance at beginning of year                                                                (78,294)       (2,388)     (145,122)
  Purchase of common stock (4,337,534; 6,254,437; and 3,833,714 shares)                      (119,980)     (121,048)      (41,483)
  Shares issued in secondary offering and the Haven acquisition, respectively                  67,303            --       174,283
  Exercise of stock options (2,291,722; 3,004,071; and 1,003,705 shares)                       61,876        45,142         9,934
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                        (69,095)      (78,294)       (2,388)
---------------------------------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP PLAN (note 14):
  Balance at beginning of year                                                                 (6,556)       (8,485)      (12,388)
  Common stock acquired by ESOP                                                               (14,790)           --            --
  Allocation of ESOP stock                                                                      1,177         1,929         3,903
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                        (20,169)       (6,556)       (8,485)
---------------------------------------------------------------------------------------------------------------------------------
SERP AND DEFERRED COMPENSATION PLANS (notes 13 and 14):
  Balance at beginning of year                                                                 (3,113)       (3,770)       (3,770)
  Allocation of SERP stock                                                                         --           657            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                         (3,113)       (3,113)       (3,770)
---------------------------------------------------------------------------------------------------------------------------------
RECOGNITION AND RETENTION PLANS (note 14):
  Balance at beginning of year                                                                    (41)          (41)          (41)
  Earned portion of RRPs                                                                           --            --            --
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                            (41)          (41)          (41)
---------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:
  Balance at beginning of year                                                                  3,715           820            --
  Unrealized gains on securities, net of tax of $18,281; $4,398; and $442                      33,951         8,167           820
  Less: Reclassification adjustment for gains included in net income, net of tax
        of $1,515; $2,839; and $0                                                              (2,814)       (5,272)           --
---------------------------------------------------------------------------------------------------------------------------------
  Change in net unrealized appreciation in securities, net of tax                              31,137         2,895           820
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                         34,852         3,715           820
---------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                 $1,323,512     $ 983,134     $ 307,410
=================================================================================================================================

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC. PAGE 37

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                  2002         2001         2000
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                                 $ 229,230     $ 104,467     $ 24,477
---------------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                                6,759         5,495        1,461
    Amortization of premiums (accretion of discounts), net                                       8,728        (2,261)      (1,818)
    Amortization of net deferred loan origination fees                                           2,147         1,393        4,808
    Amortization of core deposit intangible and goodwill                                         6,000         8,428          494
    Net securities gains                                                                       (16,986)      (27,539)        (704)
    Net gain on sale of loans                                                                   (6,564)      (10,305)        (121)
    Net gain on sale of Bank-owned properties                                                       --        (1,484)     (13,500)
    Tax benefit effect of stock plans                                                           15,860        11,000        5,953
    Earned portion of ESOP                                                                       5,902        22,775       24,793
    Earned portion of SERP                                                                          --           657           --
  Changes in assets and liabilities:
    Goodwill recognized in the Peter B. Cannell & Co., Inc. acquisition and other
    goodwill addition                                                                           (9,865)           --           --
    Goodwill recognized in the Richmond County merger and the Haven acquisition, respectively       --      (502,511)    (118,070)
    Core deposit intangible recognized in the Richmond County merger                                --       (60,000)          --
    Allowance acquired in the Richmond County merger and the Haven acquisition, respectively        --        22,436       11,033
    Decrease (increase) in deferred income taxes                                                30,888         1,964      (36,864)
    Increase in other assets                                                                   (70,864)     (143,560)     (55,433)
    (Decrease) increase in official checks outstanding                                         (76,103)       46,408       10,050
    (Decrease) increase in other liabilities                                                   (36,752)       96,782       40,325
---------------------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                             (140,850)     (530,322)    (127,593)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                             88,380      (425,855)    (103,116)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from redemption and sales of securities and mortgage-backed securities held
  to maturity                                                                                  75,459        112,573       64,396
  Proceeds from redemption and sales of securities available for sale                        2,698,721       685,074      447,508
  Purchase of securities held to maturity, net                                                (561,378)      (93,234)     (24,754)
  Purchase of mortgage-backed securities held to maturity, net                                      --       (48,942)          --
  Purchase of securities available for sale, net                                            (3,656,057)   (2,723,427)    (738,436)
  Net increase in loans                                                                     (1,150,477)   (2,379,211)  (2,021,624)
  Proceeds from sale of loans                                                                  495,479       620,886      103,860
  Purchase or acquisition of premises and equipment, net                                       (12,280)      (33,830)     (30,592)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                       (2,110,533)   (3,860,111)  (2,199,642)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in mortgagors' escrow                                                 (7,747)       10,205        1,003
  Net (decrease) increase in deposits                                                         (194,560)    2,193,408    2,181,176
  Net increase in borrowings                                                                 2,085,241     1,469,323      401,127
  Cash dividends and stock options exercised                                                  (121,644)      (83,470)     (28,508)
  Purchase of Treasury stock, net of stock options exercised                                   (58,104)      (75,906)     (31,549)
  Shares issued in secondary offering and the Richmond County merger, respectively              95,569       693,306           --
  Stock warrants issued in connection with BONUSESSM Units                                      89,915            --           --
  Treasury stock issued in secondary offering                                                   67,303            --           --
  Common stock acquired by ESOP                                                                (14,790)           --           --
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                    1,941,183     4,206,866    2,523,249
---------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                           (80,970)      (79,100)     220,491
Cash and cash equivalents at beginning of period                                               178,615       257,715       37,224
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                    $ 97,645     $ 178,615    $ 257,715
=================================================================================================================================
Supplemental information:
  Cash paid for:
    Interest                                                                                  $210,578      $217,958     $101,759
    Income taxes                                                                                49,858         3,541       11,754
Non-cash investing activities:
  Securitization of mortgage loans to mortgage-backed securities                               569,554            --           --
  Transfer of securities from available for sale to held to maturity                             1,010            --           --
  Reclassification from other loans to securities available for sale                               460            --           --
  Transfers to foreclosed real estate from loans                                                   213            55           --
=================================================================================================================================

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC. PAGE 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Formerly known as Queens County Bancorp, Inc., New York Community Bancorp, Inc. (the "Company" or the "Parent") was organized under Delaware law on July 20, 1993 to serve as the holding company for New York Community Bank (the "Bank" or the "Subsidiary"), formerly known as Queens County Savings Bank. The Bank converted from a state-chartered mutual savings bank to the capital stock form of ownership on November 23, 1993, at which date the Company issued its initial offering of 4,588,500 shares of common stock (par value: $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50 percent of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company only information is presented in Note 17.

   Reflecting seven stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; and 3-for-2 stock splits on April 10 and October 1, 1997, September 29, 1998, and March 29 and September 20, 2001), the initial offering price adjusts to $1.65 per share. Reflecting the stock splits, a secondary offering of 5,865,000 shares on May 14, 2002, and the impact of share repurchases and option exercises, the number of shares outstanding was 105,664,464 at December 31, 2002.

   On June 27, 2000, the Company entered into an agreement and plan of merger with Haven Bancorp, Inc. ("Haven"), parent of CFS Bank, under which it would acquire Haven in a purchase transaction valued at $174.3 million. In anticipation of the acquisition, the name of the Company was changed to New York Community Bancorp, Inc. on November 21, 2000. On November 30, 2000, Haven was merged with and into the Company and, on January 31, 2001, CFS Bank merged with and into the Bank. The Bank changed its name to New York Community Bank on December 14, 2000.

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

   At December 31, 2002, the Bank had a network of 110 banking offices (including 55 traditional branches, 54 in-store branches, and one customer service center) serving customers in New York City, Long Island, Westchester County (New York), and New Jersey. The Bank operates its branch network through six local divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

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

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year consolidated financial statements to conform to the 2002 presentation.

Securities and Mortgage-backed Securities Held to Maturity and Securities Available for Sale

   Securities and mortgage-backed securities that the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed securities, for actual prepayments. Securities and mortgage-backed securities to be held for indefinite periods of time, and not intended to be held to maturity are classified as "available for sale" securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders' equity. Gains and losses on sales of securities and mortgage-backed securities are computed using the specific identification method.

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

NEW YORK COMMUNITY BANCORP, INC. PAGE 39

   The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In addition, management considers the Company's current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators' judgments concerning information made available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.

   Fees are charged for originating mortgage loans at the time that the loans are granted. Loan origination fees, partially offset by certain expenses associated with loans originated, are amortized to interest on loans over a 12-month period using the straight-line method, which approximates the interest method. Adjustable-rate mortgages that have a lower rate during the introductory period (usually one year) will reflect the amortization of a substantial portion of the net deferred fee as a yield adjustment during the introductory period.

   Loans are classified as "in foreclosure," and the accrual of interest and amortization of origination fees are discontinued, when management considers collection to be doubtful.

Premises and Equipment

   Premises, furniture and fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets (generally five to forty years). Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

   Depreciation and amortization are included in "occupancy and equipment expense" on the Company's Consolidated Statements of Income and Comprehensive Income, and amounted to approximately $6.8 million, $5.5 million, and $1.5 million, respectively, for the years ended December 31, 2002, 2001, and 2000.

Transfers and Servicing of Financial Assets

   On May 31, 2002, the Company securitized $572.5 million of one-to-four family loans into mortgage-backed securities. The transaction was accounted for in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaced SFAS No. 125 of the same name. SFAS No. 140 is based on consistent application of a "financial-components" approach that focuses on control. Under said approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred; de-recognizes financial assets when control has been surrendered; and de-recognizes liabilities when extinguished. A transfer of financial assets in which the transferring entity surrenders control shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

   Under SFAS No. 140, the transaction on May 31, 2002 qualified as a guaranteed mortgage securitization, which requires a substantive guarantee by a third party. In a guaranteed mortgage securitization, no part of the beneficial interests needs to be sold to outsiders because the guarantor provides legitimacy to the transaction. When no proceeds are raised, these securitizations need not be accounted for as a sale or a financing under SFAS No. 140. In a guaranteed mortgage securitization, the historical carrying value of the loans, net of any unamortized fees, costs, discounts, premiums, and loan loss allowance plus any accrued interest, is allocated to the converted mortgage-backed securities and capitalized mortgage servicing rights, in proportion to their relative fair values.

   The retained interests in the securitization were initially measured at their allocated carrying amount, based upon the relative fair values of the retained interests received at the date of securitization. Capitalized mortgage servicing rights are reflected in "other assets" in the Company's Consolidated Statements of Condition and amortized into "other operating income" in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are periodically evaluated for impairment based upon the fair value of the rights compared to amortized cost.

Foreclosed Real Estate

   Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less the estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

Income Taxes

   Income tax expense consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset for which the allowance is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates that

NEW YORK COMMUNITY BANCORP, INC. PAGE 40

are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

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

   In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation--Transition and Disclosure," an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require more prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002.

   The Company had five stock option plans at December 31, 2002, including two plans for directors and employees of the former Queens County Savings Bank; two plans for directors and employees of the former CFS Bank; and a plan for directors and employees of the former Richmond County Savings Bank. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans; accordingly, no compensation cost has been recognized.

Retirement Plans

   The Company maintains a combined pension plan, which is currently frozen, for the benefit of employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank. The plan covers substantially all employees who had attained minimum service requirements prior to the date on which each plan of the former bank of origin was frozen. The former Queens County Savings Bank, CFS Bank, and Richmond County Savings Bank Retirement Plans were frozen on September 30, 1999, December 29, 2000, and March 31, 1999, respectively.

   Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.

Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents are defined to include cash and due from banks and federal funds sold with original maturities of less than 90 days.

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

   For the years ended December 31, 2002, 2001, and 2000, the weighted average number of common shares outstanding used in the computation of basic EPS was 101,752,638; 76,727,717; and 42,402,771, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 103,064,607; 78,054,538; and 43,946,073 for the corresponding periods. The differential in the weighted average number of common shares outstanding used in the computation of basic and diluted EPS represents the average common stock equivalents of stock options. Share amounts for 2000 have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

ACCOUNTING CHANGES

Business Combinations

   Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. These rules require that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. In addition, the non-amortization provisions of the rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001. Accordingly, no goodwill is being amortized in connection with the Richmond County merger.

   The Company adopted the remaining provisions of SFAS No. 142 when the rules became effective for calendar-year companies on January 1, 2002. Under these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill

NEW YORK COMMUNITY BANCORP, INC. PAGE 41

and other intangible assets with regard to the Haven acquisition on January 1, 2002, at which time the amortization of goodwill stemming from this acquisition, in the amount of $5.9 million per year, was discontinued.

   Additionally, SFAS No. 142 requires that the Company complete an initial impairment assessment on all goodwill recognized in its consolidated financial statements within six months of the statement's adoption to determine if a transition impairment charge needs to be recognized. In the second quarter of 2002, management completed the initial assessment as of January 1, 2002 and determined that no impairment charge was required.

   The Company had no indefinite-lived intangible assets other than goodwill at December 31, 2002.

Financial Guarantees

   In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Furthermore, this interpretation incorporates, without change, the guidance in FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The related disclosure requirements are effective for financial statements ending after December 15, 2002. At December 31, 2002, the Company had standby letters of credit of approximately $386,000, with expiration dates ranging from 30 days to three-and-one-half years, that are not reflected in the Consolidated Statements of Condition. These instruments are performance letters of credit that require the Bank to pay its customers' beneficiaries should the customers fail to perform a contractual obligation. It is not expected that the recognition and measurement provisions of FIN 45 will have a material impact on the Company's financial condition or results of operations.

Accounting for the Impairment or Disposal of Long-lived Assets

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 established more stringent criteria than those previously in existence under GAAP for determining when a long-lived asset is held for sale. While SFAS No. 144 also broadens the definition of "discontinued operations," it does not allow for the accrual of future operating losses as was previously permitted. The provisions of the new standard were to be applied prospectively. The adoption of SFAS No. 144 on January 1, 2002 has not had a material impact on the Company's consolidated financial statements.

Rescission of FASB Statements Nos. 4, 44, and 64--Amendment of FASB Statement No. 13 and Technical Corrections

   In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64--Amendment of FASB Statement No. 13 and Technical Corrections," which was effective as of May 15, 2002. SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-fund Requirements." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 has not had a material impact on the Company's consolidated financial condition or results of operations.

NOTE 2:

BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

Goodwill

   On July 31, 2001, the Company completed a merger-of-equals with Richmond County, parent of Richmond County Savings Bank, which operated 34 banking offices in Staten Island, Brooklyn, and New Jersey. At the date of the merger, Richmond County had consolidated assets of $3.7 billion, including loans, net, of $1.9 billion, and consolidated liabilities of $3.4 billion, including deposits of $2.5 billion. Under the terms of the plan and agreement of merger, holders of Richmond County common stock received 1.02 shares of the Company's common stock for each share of Richmond County common stock held at the merger date. In connection with the merger, the Company issued 38,545,791 shares of common stock (split-adjusted) with a value of $693.4 million. The excess of cost over fair value of net assets acquired was $498.6 million. On August 1, 2001, the Company applied certain provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction. A core deposit intangible of $60.0 million was also recognized in connection with the merger, which is being amortized on a straight-line basis over ten years. The results of operations of Richmond County are included in the Consolidated Statements of Income and Comprehensive Income subsequent to July 31, 2001.

   On November 30, 2000, the Company acquired Haven, parent of CFS Bank, which operated 70 branch offices in New York City, Nassau, Suffolk, Westchester, and Rockland counties (New York), New Jersey, and Connecticut. At the acquisition date, Haven had consolidated assets of $2.7 billion, including loans, net, of $2.2 billion, and consolidated liabilities of $2.6 billion, including deposits of $2.1 billion. In accordance with the plan and agreement of

NEW YORK COMMUNITY BANCORP, INC. PAGE 42

merger, holders of Haven common stock received 1.04 shares of the Company's common stock for each share of Haven common stock held at the date of the acquisition. In connection therewith, the Company issued 22,112,424 shares of common stock (split-adjusted) from Treasury with a value of $174.3 million. The excess of cost over fair value of net assets acquired was $118.6 million. In accordance with the adoption of SFAS No. 142 on January 1, 2002, the Company has suspended the amortization of goodwill generated by the Haven acquisition. The results of operations of Haven are included in the Consolidated Statements of Income and Comprehensive Income subsequent to November 30, 2000.

   In further accordance with SFAS No. 142, the Company was required to complete an initial impairment assessment on all goodwill recognized in its consolidated financial statements within six months of the statement's adoption to determine if a transition impairment charge needed to be recognized. In the second quarter of 2002, management completed the initial assessment as of January 1, 2002 and determined that no impairment charge was needed.

   Net income and earnings per share for years ended December 31, 2002, 2001, and 2000, as adjusted to exclude amortization expense (net of taxes) related to goodwill, are as follows:

--------------------------------------------------------------------------------
(in thousands, except per share data)       2002           2001          2000
--------------------------------------------------------------------------------
NET INCOME
  Reported net income                     $229,230       $104,467      $24,477
  Add back: Goodwill amortization               --          3,853          321
--------------------------------------------------------------------------------
  Adjusted net income                     $229,230       $108,320      $24,798
================================================================================
BASIC EARNINGS PER SHARE
  Reported basic earnings per share          $2.25          $1.36        $0.58
  Add back: Goodwill amortization              --            0.05         0.01
--------------------------------------------------------------------------------
  Adjusted basic earnings per share          $2.25          $1.41        $0.59
================================================================================
DILUTED EARNINGS PER SHARE
  Reported diluted earnings per share        $2.22          $1.34        $0.56
  Add back: Goodwill amortization              --            0.05         0.01
--------------------------------------------------------------------------------
  Adjusted diluted earnings per share        $2.22          $1.39        $0.57
================================================================================

   The changes in the carrying amount of goodwill for the twelve months ended December 31, 2002 are as follows:

(in thousands)
--------------------------------------------------------------------------------
Balance as of January 1, 2002                                          $614,653
Goodwill acquired in the Peter B. Cannell & Co., Inc. acquisition         9,753
Other addition                                                              112
--------------------------------------------------------------------------------
Balance as of December 31, 2002                                        $624,518
================================================================================

Acquired Intangible Assets

   The Company has a core deposit intangible ("CDI") and mortgage servicing rights stemming from the Richmond County merger. In addition, the Company has other identifiable intangibles of approximately $655,000 related to the purchase of a branch office. The mortgage servicing rights and other identifiable intangibles are included in "other assets" on the Consolidated Statements of Condition as of December 31, 2002. The following table summarizes the gross carrying and accumulated amortization amounts of the Company's acquired intangible assets as of December 31, 2002:

--------------------------------------------------------------------------------
                                    Gross Carrying        Accumulated
(in thousands)                          Amount           Amortization
--------------------------------------------------------------------------------
ACQUIRED INTANGIBLE ASSETS
  Core deposit intangible              $60,000             $(8,500)
  Mortgage servicing rights              2,640                (337)
  Other intangible assets                1,325                (670)
--------------------------------------------------------------------------------
Total                                  $63,965             $(9,507)
================================================================================

   Aggregate amortization expense related to the CDI, mortgage servicing rights, and other identifiable intangibles for the year ended December 31, 2002 was $6.0 million, $311,000, and $88,000, respectively. The CDI, mortgage servicing rights, and other intangibles are being amortized over periods of ten years, eight-and-a-half years, and fifteen years, respectively. The Company assessed the appropriateness of the useful lives of its intangible assets as of January 1, 2002 and determined them to be appropriate. No residual value is estimated for these intangible assets.

NEW YORK COMMUNITY BANCORP, INC. PAGE 43

   Estimated future amortization expense related to the CDI, merger-related mortgage servicing rights, and other identifiable intangibles is as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                   Core Deposit         Mortgage             Other
(in thousands)                                                      Intangible      Servicing Rights      Intangibles       Total
---------------------------------------------------------------------------------------------------------------------------------
2003                                                                 $ 6,000              $ 311              $ 88         $ 6,399
2004                                                                   6,000                311                88           6,399
2005                                                                   6,000                311                88           6,399
2006                                                                   6,000                311                88           6,399
2007                                                                   6,000                311                88           6,399
2008 and thereafter                                                   21,500                748               215          22,463
---------------------------------------------------------------------------------------------------------------------------------
Total remaining intangible assets                                    $51,500             $2,303              $655         $54,458
=================================================================================================================================

NOTE 3:

SECURITIES HELD TO MATURITY

   Securities held to maturity at December 31, 2002 and 2001 are summarized as follows:

                                                                                          December 31, 2002
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Gross          Gross            Estimated
(in thousands)                                                       Cost      Unrealized Gain    Unrealized Loss    Market Value
---------------------------------------------------------------------------------------------------------------------------------
Corporate bonds                                                   $233,653         $ 4,168             $--             $237,821
---------------------------------------------------------------------------------------------------------------------------------
Capital trust notes                                                273,932          13,799              48              287,683
---------------------------------------------------------------------------------------------------------------------------------
FHLB stock                                                         186,860              --              --              186,860
Preferred stock                                                      5,000             200              --                5,200
---------------------------------------------------------------------------------------------------------------------------------
Total stock                                                        191,860             200              --              192,060
---------------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity                                 $699,445         $18,167             $48             $717,564
=================================================================================================================================


                                                                                         December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Gross          Gross            Estimated
(in thousands)                                                       Cost      Unrealized Gain    Unrealized Loss    Market Value
---------------------------------------------------------------------------------------------------------------------------------
Corporate bonds                                                   $ 37,870         $    --             $390            $ 37,480
---------------------------------------------------------------------------------------------------------------------------------
Capital trust notes                                                 45,444           1,289              462              46,271
---------------------------------------------------------------------------------------------------------------------------------
FHLB stock                                                         114,881              --               --             114,881
Preferred stock                                                      5,000              15               --               5,015
---------------------------------------------------------------------------------------------------------------------------------
Total stock                                                        119,881              15               --             119,896
---------------------------------------------------------------------------------------------------------------------------------
Total securities held to maturity                                 $203,195          $1,304             $852            $203,647
=================================================================================================================================

   The following is a summary of the amortized cost and estimated market value of the corporate bonds and capital trust notes included in securities held to maturity at December 31, 2002 by remaining term to maturity:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                       Amortized Cost
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  Corporate      Capital Trust         Estimated
(in thousands)                                                                      Bonds            Notes           Market Value
---------------------------------------------------------------------------------------------------------------------------------
Under 2 years                                                                     $ 83,197         $     --            $ 84,435
2 to 5 years                                                                        65,863               --              66,090
Over 5 years                                                                        84,593          273,931             374,979
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                             $233,653         $273,931            $525,504
=================================================================================================================================

   Because the sale of Federal Home Loan Bank ("FHLB") stock is restricted by the governmental agency, this security is not considered a marketable equity security. FHLB stock is therefore carried at cost, which approximates value at redemption.

NEW YORK COMMUNITY BANCORP, INC. PAGE 44

NOTE 4:

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

   Mortgage-backed securities held to maturity at December 31, 2002 and 2001 are summarized as follows:

                                                           December 31,
--------------------------------------------------------------------------------
(in thousands)                                          2002             2001
--------------------------------------------------------------------------------
Principal balance                                     $ 36,919         $ 50,801
Unamortized premium                                         57              103
Unaccreted discount                                        (29)             (39)
--------------------------------------------------------------------------------
Mortgage-backed securities, net                         36,947           50,865
Gross unrealized gains                                   1,542              254
--------------------------------------------------------------------------------
Estimated market value                                $ 38,489         $ 51,119
================================================================================

   The amortized cost and estimated market value of mortgage-backed securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed securities held to maturity at December 31, 2002 by remaining term to maturity:

                                                    December 31, 2002
--------------------------------------------------------------------------------
                                               Amortized        Estimated
(in thousands)                                   Cost         Market Value
--------------------------------------------------------------------------------
Over 5 years                                    $36,947          $38,489
--------------------------------------------------------------------------------
Mortgage-backed securities held to maturity     $36,947          $38,489
================================================================================

   There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2002 or 2001.

NOTE 5:

SECURITIES AVAILABLE FOR SALE

   Securities available for sale at December 31, 2002 and 2001 are summarized as follows:


                                                                                       December 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                             Amortized           Gross                Gross            Estimated
(in thousands)                                                 Cost         Unrealized Gain      Unrealized Loss     Market Value
----------------------------------------------------------------------------------------------------------------------------------
DEBT AND EQUITY SECURITIES AVAILABLE FOR SALE:
  U.S. Government and agency obligations                   $   20,092          $    38              $  180            $   19,950
  Corporate bonds                                              56,605              632                   8                57,229
  Capital trust notes                                         210,236            6,396                 534               216,098
  Preferred stock                                              43,932            1,306                   3                45,235
  Common stock                                                 16,300            2,794               2,617                16,477
----------------------------------------------------------------------------------------------------------------------------------
Total                                                      $  347,165          $11,166              $3,342            $  354,989
----------------------------------------------------------------------------------------------------------------------------------
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
  GNMA certificates                                        $   68,608          $ 2,339                 $--            $   70,947
  FNMA certificates                                            85,185            2,021                  --                87,206
  FHLMC certificates                                          845,016           25,611                  --               870,627
  CMOs and REMICs                                           2,552,534           18,359               2,532             2,568,361
----------------------------------------------------------------------------------------------------------------------------------
Total                                                      $3,551,343          $48,330              $2,532            $3,597,141
----------------------------------------------------------------------------------------------------------------------------------
Total securities available for sale                        $3,898,508          $59,496              $5,874            $3,952,130
==================================================================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 45

                                                                                     December 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
                                                             Amortized           Gross                Gross            Estimated
(in thousands)                                                 Cost         Unrealized Gain      Unrealized Loss     Market Value
----------------------------------------------------------------------------------------------------------------------------------
DEBT AND EQUITY SECURITIES AVAILABLE FOR SALE:
  U.S. Government and agency obligations                    $  25,113          $    --              $  230             $  24,883
  Corporate bonds                                              13,387              182                   2                13,567
  Capital trust notes                                         120,171            4,809                 722               124,258
  Preferred stock                                              79,857              392                  78                80,171
  Common stock                                                  9,137            1,575                 256                10,456
----------------------------------------------------------------------------------------------------------------------------------
Total                                                       $ 247,665          $ 6,958              $1,288             $ 253,335
----------------------------------------------------------------------------------------------------------------------------------
MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE:
  GNMA certificates                                         $ 143,179            $ 667                 $ 4             $ 143,842
  FNMA certificates                                            78,258              468                   2                78,724
  FHLMC certificates                                           47,528              418                  --                47,946
  CMOs and REMICs                                           1,841,727           10,140                 932             1,850,935
----------------------------------------------------------------------------------------------------------------------------------
Total                                                      $2,110,692          $11,693               $ 938            $2,121,447
----------------------------------------------------------------------------------------------------------------------------------
Total securities available for sale                        $2,358,357          $18,651              $2,226            $2,374,782
==================================================================================================================================

   The gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale securities for the years ended December 31, 2002 and 2001 were as follows:

                                                             December 31,
--------------------------------------------------------------------------------
(in thousands)                                         2002               2001
--------------------------------------------------------------------------------
Gross proceeds                                       $537,784           $685,074
Gross realized gains                                   17,484             37,207
Gross realized losses                                     498              9,668
================================================================================

   The following table presents information regarding securities available for sale at December 31, 2002, based on contractual maturity.

---------------------------------------------------------------------------------------------------------------------------------
                                                                         Due From
                                                       Due Within         One to         Due After         Total           Fair
(in thousands)                                          One Year        Five Years      Five Years         Cost            Value
---------------------------------------------------------------------------------------------------------------------------------
U.S. Government and agency obligations                   $    --         $    --       $   20,092       $   20,092     $   19,950
Corporate bonds                                               --          46,687            9,918           56,605         57,229
Capital trust notes                                           --           1,020          209,216          210,236        216,098
Preferred stock                                           43,932              --               --           43,932         45,235
Common stock                                              16,300              --               --           16,300         16,477
GNMA certificates                                             --              --           68,608           68,608         70,947
FNMA certificates                                             --              --           85,185           85,185         87,206
FHLMC certificates                                            --              --          845,016          845,016        870,627
CMOs and REMICs                                               --              --        2,552,534        2,552,534      2,568,361
---------------------------------------------------------------------------------------------------------------------------------
Total securities available for sale                      $60,232         $47,707       $3,790,569       $3,898,508     $3,952,130
=================================================================================================================================

   At December 31, 2002 and 2001, the Company had commitments to purchase securities available for sale of $1.2 billion and $450.0 million, respectively, all of which were expected to settle within 90 days of year-end.

NEW YORK COMMUNITY BANCORP, INC. PAGE 46

Transfers of Financial Assets

   On May 31, 2002, the Company securitized $572.5 million of one-to-four family loans into mortgage-backed securities. At the transaction date, this amount represented the historical carrying amount of the loans, net of any unamortized fees, plus accrued interest. Of the $572.5 million, $569.6 million was allocated to mortgage-backed securities and $2.9 million to capitalized mortgage servicing rights, in proportion to their relative fair values. In connection with the securitization, the Company recognized mortgage servicing rights under SFAS No. 140, as discussed in Note 1, "Summary of Significant Accounting Policies." According to SFAS No. 140, the retained interests in a securitization are initially measured at their allocated carrying amount, based upon the relative fair values of the retained interests received at the date of securitization. Capitalized servicing rights are reported in other assets and amortized into other operating income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are periodically evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying servicing assets by predominant risk characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum. The amount of impairment recognized is the amount by which the carrying amount of servicing assets for a stratum exceeds its fair value. The valuation allowance is adjusted to reflect changes in the measurement of impairment subsequent to the initial measurement and charged to earnings.

   The mortgage servicing portfolio was segregated into valuation tranches based on the predominant risk characteristics of the underlying mortgages, such as loan type and interest rate. Those tranches were further segregated between performing loans and non-performing loans. The fair value of the servicing portfolio was determined by estimating the future cash flows associated with the servicing rights and discounting the cash flows using market discount rates. The portfolio was valued using all relevant positive and negative cash flows including service fees, miscellaneous income and float, marginal costs of servicing, the cost of carry on advances, and foreclosure losses. The following table summarizes the key assumptions used at the time of valuation:

--------------------------------------------------------------------------------
Prepayment speed                                                        33.63%
Discount rate                                                           10.08
Cost of carry                                                            1.75
================================================================================

   As of December 31, 2002, the remaining carrying value of the mortgage servicing rights stemming from the second quarter 2002 securitization of one-to-four family loans was $2,389,924. The mortgage servicing rights are included in "other assets" on the Consolidated Statements of Condition as of December 31, 2002. Aggregate amortization expense for the year ended December 31, 2002 was $516,492.

   Estimated future amortization expense associated with securitization-related mortgage servicing rights is as follows:

--------------------------------------------------------------------------------
                                                                    Mortgage
(in thousands)                                                  Servicing Rights
--------------------------------------------------------------------------------
2003                                                                  $ 773
2004                                                                    523
2005                                                                    349
2006                                                                    236
2007                                                                    160
2008 and thereafter                                                     349
--------------------------------------------------------------------------------
Total remaining                                                      $2,390
================================================================================

   Combining the mortgage servicing rights acquired in the Richmond County merger and the mortgage servicing rights stemming from the second quarter 2002 securitization of one-to-four family loans, the Company had total mortgage servicing rights of $4.7 million at December 31, 2002.

NEW YORK COMMUNITY BANCORP, INC. PAGE 47

NOTE 6:

LOANS

   The composition of the loan portfolio at December 31, 2002 and 2001 is summarized as follows:

                                                              December 31,
--------------------------------------------------------------------------------
(in thousands)                                            2002           2001
--------------------------------------------------------------------------------
MORTGAGE LOANS:
  Multi-family                                         $4,494,332     $3,255,167
  1-4 family                                              265,724      1,318,295
  Commercial real estate                                  533,327        561,944
  Construction                                            117,013        152,367
--------------------------------------------------------------------------------
Total mortgage loans                                    5,410,396      5,287,773
Less: Net deferred loan origination fees                    5,130          3,055
--------------------------------------------------------------------------------
Mortgage loans, net                                     5,405,266      5,284,718
--------------------------------------------------------------------------------
Other loans                                                78,787        116,878
Unearned premiums                                              19             91
--------------------------------------------------------------------------------
Other loans, net                                           78,806        116,969
Less: Allowance for loan losses                            40,500         40,500
--------------------------------------------------------------------------------
Loans, net                                             $5,443,572     $5,361,187
================================================================================

   The Bank is one of the leading multi-family lenders in the metro New York region. At December 31, 2002, $4.5 billion, or 81.9%, of total loans were secured by multi-family buildings, the vast majority of which were located in the five boroughs of New York City.

   On December 1, 2000, the Bank adopted a policy of originating one-to-four family loans on a conduit basis in order to minimize its exposure to credit and interest rate risk. Since then, applications have been taken and processed by a third party and the loans sold to said party, service-released. Under this program, the Bank sold one-to-four family loans totaling $201.6 million and $67.0 million in 2002 and 2001, respectively. During 2002, the Bank also sold to various third parties one-to-four family loans totaling $35.5 million that were previously purchased from two financial institutions. The Company has discontinued the practice of purchasing one-to-four family loans for portfolio.

   During the year ended December 31, 2002, the Bank sold an additional $180.4 million of one-to-four family loans from portfolio and $71.4 million of home equity and installment loans. In addition, $572.5 million of one-to-four family loans were securitized into mortgage-backed securities, as more fully discussed in Note 5, "Securities Available for Sale."

   During the years ended December 31, 2001 and 2000, the Bank sold $610.6 million and $105.7 million, respectively, of one-to-four family loans that were primarily acquired in the Haven transaction.

   The Bank services mortgage loans for various third parties, including the FHLB-NY, Savings Bank Life Insurance ("SBLI"), FNMA, and the State of New York Mortgage Agency ("SONYMA"). The unpaid principal balance of serviced loans amounted to $694.9 million and $1.7 billion at December 31, 2002 and 2001, respectively. Custodial escrow balances maintained in connection with such loans amounted to $3.9 million and $5.5 million at the corresponding dates.

   At December 31, 2002 and 2001, commitments to originate loans amounted to approximately $478.7 million and $344.4 million, respectively. Substantially all of the commitments at December 31, 2002 were expected to close within 90 days. In addition, the Company had approximately $386,000 of performance standby letters of credit outstanding on December 31, 2002 that are not reflected in the Consolidated Statements of Condition. These letters of credit have expiration dates ranging from 30 days to three-and-one-half years.

NOTE 7:

ALLOWANCE FOR LOAN LOSSES

   Activity in the allowance for loan losses for the years ended December 31, 2002, 2001, and 2000 is summarized as follows:

                                                        December 31,
--------------------------------------------------------------------------------
(in thousands)                               2002          2001          2000
--------------------------------------------------------------------------------
Balance, beginning of year                   $40,500       $18,064       $ 7,031
Acquired allowance                                --        22,436        11,033
--------------------------------------------------------------------------------
Balance, end of year                         $40,500       $40,500       $18,064
================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 48

   The allowance for loan losses was increased by $22.4 million in 2001 pursuant to the Richmond County merger, and by $11.0 million in 2000 pursuant to the Haven acquisition.

   Mortgage loans in foreclosure amounted to approximately $11.9 million, $10.6 million, and $6.0 million, respectively, at December 31, 2002, 2001, and 2000; loans 90 days or more delinquent amounted to approximately $4.4 million, $6.9 million, and $3.1 million, respectively, at the corresponding dates. The interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2002, 2001, and 2000, are summarized below:

                                                            December 31,
--------------------------------------------------------------------------------
(in thousands)                                         2002      2001      2000
--------------------------------------------------------------------------------
Interest income that would have been recorded         $ 429     $ 651     $ 435
Interest income recognized(1)                          (355)      (42)      (51)
--------------------------------------------------------------------------------
Interest income foregone                              $  74     $ 609     $ 384
================================================================================

(1) At December 31, 2002, the principal balance of non-accrual mortgage loans generating interest income was $9.6 million. The principal balance of such loans at December 31, 2001 was immaterial.

   The Company defines impaired loans as those loans in foreclosure that are not one-to-four family loans. Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank's overall allowance for loan losses. The Bank generally recognizes interest income on these loans to the extent that it is received in cash. There were no impaired loans in 2002, 2001, or 2000.

NOTE 8:

FORECLOSED REAL ESTATE

   The following table summarizes transactions in foreclosed real estate, which is included in "other assets," for the years ended December 31, 2002 and 2001:

                                                              December 31,
--------------------------------------------------------------------------------
(in thousands)                                               2002          2001
--------------------------------------------------------------------------------
Balance, beginning of year                                  $ 249         $  12
Acquired in the Richmond County merger                         --           204
Transfers in                                                  213            55
Sales                                                        (287)          (22)
--------------------------------------------------------------------------------
Balance, end of year                                        $ 175         $ 249
================================================================================

   Foreclosed real estate is carried at fair market value. There were no valuation allowances at December 31, 2002 or 2001, and no provisions for the years ended December 31, 2002, 2001, or 2000.

NOTE 9:

DEPOSITS

   The following is a summary of weighted average interest rates at December 31, 2002 and 2001 for each type of deposit:

                                                                                   December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                               2002                                         2001
----------------------------------------------------------------------------------------------------------------------------------
                                                              Percent      Weighted                        Percent      Weighted
(dollars in thousands)                           Amount      of Total    Average Rate          Amount     of Total    Average Rate
----------------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing accounts                  $  465,140         8.85%        0.00%        $  455,133         8.35%        0.00%
NOW and money market accounts                   1,198,068        22.80         1.18            948,324        17.40         1.40
Savings accounts                                1,643,696        31.27         0.93          1,639,239        30.07         1.61
Certificates of deposit                         1,949,138        37.08         2.17          2,407,906        44.18         4.18
----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                 $5,256,042       100.00%        1.36%        $5,450,602       100.00%        2.57%
==================================================================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 49

   The following is a summary of certificates of deposit ("CDs") in amounts of $100,000 or more at December 31, 2002 by remaining term to maturity:

-------------------------------------------------------------------------------------------
                                         CDs of $100,000 or More Maturing Within
-------------------------------------------------------------------------------------------
                                 0-3          3-6         6-12        Over 12
(in thousands)                 Months       Months       Months       Months         Total
-------------------------------------------------------------------------------------------
Total maturities              $220,152     $162,140     $137,629      $95,804      $615,725
===========================================================================================

   At December 31, 2002 and 2001, the aggregate amount of CDs of $100,000 or more was approximately $615.7 million and $408.4 million, respectively.

NOTE 10:

BORROWINGS

   Borrowings totaled $4.6 billion and $2.5 billion, respectively, at December 31, 2002 and 2001, and consisted of Federal Home Loan Bank of New York ("FHLB-NY") advances, reverse repurchase agreements, and trust preferred securities, as described below.

   Whereas accrued interest of $15.6 million on borrowings was included in "other liabilities" at December 31, 2002, accrued interest of $12.5 million on borrowings was included in the balance of borrowings at December 31, 2001.

   The following is a summary of the three components of the Company's borrowings at December 31, 2002 and 2001:

Federal Home Loan Bank of New York ("FHLB-NY") Advances

   FHLB-NY advances totaled $2.3 billion and $1.8 billion, respectively, at December 31, 2002 and 2001. The contractual maturities of the outstanding FHLB-NY advances at December 31, 2002 were as follows:

--------------------------------------------------------------------------------
(dollars in thousands)
Contractual                                                     Weighted Average
 Maturity                                        Amount           Interest Rate
--------------------------------------------------------------------------------
2003                                          $  543,700(1)           1.59%
2004                                              22,000              5.32
2005                                              42,000              5.82
2006                                              65,500              4.78
2007                                              80,000              1.45
2008                                             501,400              5.24
2009                                             429,300              5.79
2010                                             567,300              6.08
--------------------------------------------------------------------------------
Total                                         $2,251,200(1)           4.54%
================================================================================


(1)Includes $18.7 million of FHLB-NY overnight line of credit advances at December 31, 2002. The rate was based on the federal funds rate at the time of takedown plus 10 basis points. Principal and interest were due on the next succeeding business day. The Company had an overnight line of credit with the FHLB-NY for a maximum of $100.0 million at December 31, 2002.

   The Company's line of credit with the FHLB-NY totaled $4.5 billion and $3.7 billion at December 31, 2002 and 2001, respectively.

   The FHLB-NY advances are either straight fixed-rate advances or fixed-rate advances under the FHLB-NY convertible advance program, which grants the FHLB-NY the option to call the advance after an initial lock-out period of one to five years and quarterly thereafter, until maturity. At December 31, 2002 and 2001, the advances were collateralized by securities with a market value of approximately $828.0 million and $924.6 million; pledges of FHLB-NY stock of $186.9 million and $114.9 million; and a blanket assignment of the Company's unpledged, qualifying mortgage loans.

   The Company also maintains a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 2002.

NEW YORK COMMUNITY BANCORP, INC. PAGE 50

Reverse Repurchase Agreements

   Reverse repurchase agreements totaled $2.0 billion and $529.7 million, respectively, at December 31, 2002 and 2001. The contractual maturities of reverse repurchase agreements at December 31, 2002 were as follows:

--------------------------------------------------------------------------------
(dollars in thousands)                                        Weighted Average
Contractual Maturity                           Amount           Interest Rate
--------------------------------------------------------------------------------
Up to 30 days                                  669,779              1.39%
30 to 90 days                                1,152,329              1.38
Over 90 days                                   150,000              1.39
--------------------------------------------------------------------------------
Total                                       $1,972,108              1.39%
================================================================================

   The above agreements were collateralized by securities with market values of approximately $1.8 billion and $507.5 million at December 31, 2002 and 2001, respectively.

   For the twelve months ended December 31, 2002, the average balance of short-term borrowings (consisting of reverse repurchase agreements) was approximately $1.4 billion, with a weighted average interest rate of 1.76%. The maximum amount of short-term borrowings (consisting of reverse repurchase agreements) outstanding at any month-end during 2002 was $2.0 billion. Reverse repurchase agreements represented an immaterial percentage of the Company's total borrowings throughout 2001 and 2000.

Trust Preferred Securities

   Trust preferred securities totaled $368.8 million and $187.8 million, respectively, at December 31, 2002 and 2001.

   The following trust preferred securities were outstanding at December 31, 2002:

----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
  Current Interest Rate                                 Amount             Date of                                   Optional
   and Security Title              Issuer             Outstanding      Original Issue        Stated Maturity      Redemption Date
----------------------------------------------------------------------------------------------------------------------------------
10.460% Capital Securities  Haven Capital Trust I      $ 17,400       February 12, 1997     February 1, 2027     February 1, 2007
----------------------------------------------------------------------------------------------------------------------------------
10.250% Capital Securities  Haven Capital Trust II       22,550       May 26, 1999          June 30, 2029        June 30, 2009
----------------------------------------------------------------------------------------------------------------------------------
11.045% Capital Securities  Queens Capital Trust I       10,000       July 26, 2000         July 19, 2030        July 19, 2010
----------------------------------------------------------------------------------------------------------------------------------
10.600% Capital Securities  Queens Statutory Trust I     15,000       September 7, 2000     September 7, 2030    September 7, 2010
----------------------------------------------------------------------------------------------------------------------------------
5.173% Floating Rate
  Capital Securities        NYCB Capital Trust I         36,000       November 28, 2001     December 8, 2031     December 8, 2006
----------------------------------------------------------------------------------------------------------------------------------
5.010% Floating Rate        New York Community
  Capital Securities          Statutory Trust I          35,032       December 18, 2001     December 18, 2031    December 18, 2006
----------------------------------------------------------------------------------------------------------------------------------
5.000% Floating Rate        New York Community
  Capital Securities          Statutory Trust II         50,250       December 28, 2001     December 28, 2031    December 28, 2006
----------------------------------------------------------------------------------------------------------------------------------
6.000% Fixed Rate
  Bifurcated Option Note
  Unit SecuritiES           New York Community
  (BONUSES(SM) Units)         Capital Trust V           275,000       November 4, 2002      November 1, 2051     November 4, 2007
  Less: Original issue discount,
        net of accretion                                (92,471)
                                                       --------
                                                        182,529
----------------------------------------------------------------------------------------------------------------------------------
Total trust preferred securities                       $368,761
==================================================================================================================================

   On November 4, 2002, the Company completed a public offering of 5,500,000 Bifurcated Option Note Unit SecuritiES (BONUSES(SM) Units), including 700,000 that were sold pursuant to the exercise of the underwriters' over-allotment option, at a public offering price of $50.00 per share. The Company realized net proceeds from the offering of approximately $267.3 million. Each BONUSES Unit consists of a trust preferred security issued by New York Community Capital Trust V, a trust formed by the Company, and a warrant to purchase 1.4036 shares of the common stock of the Company at an effective exercise price of $35.62 per share. Each trust preferred security has a maturity of 49 years, with a coupon, or distribution rate, of 6.00% on the $50.00 per share liquidation amount. The warrants and preferred securities are non-callable for five years.

NEW YORK COMMUNITY BANCORP, INC. PAGE 51

   The gross proceeds of the BONUSES Units totaled $275.0 million and were allocated between the trust preferred security and the warrant comprising such units, in proportion to their relative values at the time of issuance. The value assigned to the warrants was $92.5 million, and was recorded as a component of additional "paid-in capital" in the Company's consolidated financial statements. The value assigned to the trust preferred security component was $182.5 million and is included in "borrowings" in the Consolidated Statements of Condition. The difference between the assigned value and the stated liquidation amount of the trust preferred securities is treated as an original issue discount and amortized to "interest expense" over the life of the preferred securities on a level-yield basis. Issuance costs related to the BONUSES Units totaled $7.7 million, of which $5.1 million was allocated to the trust preferred security, reflected in "other assets" in the Company's Consolidated Statements of Condition, and amortized on a straight-line basis over five years. The portion of issuance costs allocated to the warrants totaled $2.6 million and was treated as a reduction in paid-in capital.

   In addition, the Company has established seven other Delaware business trusts of which it owns all of the common securities: Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, Queens Statutory Trust I, NYCB Capital Trust I, New York Community Statutory Trust I, and New York Community Statutory Trust II (the "Trusts"). The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures ("Trust Preferred Securities"), which are described in the table on page 50. Dividends on the Trust Preferred Securities are payable either quarterly or semi-annually and are deferrable, at the Company's option, for up to five years. As of December 31, 2002, all dividends were current. As each one was issued, the Trusts used the proceeds from the Trust Preferred Securities offerings to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures bear the same terms and interest rates as the related Trust Preferred Securities. The Debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under applicable regulatory guidelines, a portion of the Trust Preferred Securities qualifies as Tier I capital, and the remainder qualifies as Tier II capital.

   The Trust Preferred Securities issued by Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, and Queens Statutory Trust I accrue interest at an annual rate of 10.460%, 10.250%, 11.045%, and 10.600%, respectively. The NYCB Capital Trust I accrues interest at a variable rate, adjustable semi-annually, equal to 3.75% over the six-month LIBOR, with an initial rate of 6.007%, and an interest rate cap of 11.00% effective through December 8, 2006. The New York Community Statutory Trust I accrues interest at a variable rate, adjustable quarterly, equal to 3.60% over the three-month LIBOR, with an initial rate of 5.60%, and an interest rate cap of 12.50% effective through December 18, 2006. The New York Community Statutory Trust II accrues interest at a variable rate, adjustable semi-annually, equal to 3.60% over the six-month LIBOR, with an initial rate of 5.58%, and an interest rate cap of 10.00% effective through December 28, 2006. The BONUSES Units accrue interest at an annual rate of 6.00%.

NOTE 11:

FEDERAL, STATE, AND LOCAL TAXES

   The components of the net deferred tax asset at December 31, 2002 and 2001 are summarized as follows:

                                                              December 31,
--------------------------------------------------------------------------------
(in thousands)                                              2002         2001
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Financial statement loan loss allowance                 $ 15,188     $ 15,188
  Accrual for post-retirement benefits                       2,922        3,178
  Mark to market on loans                                    1,720        2,760
  Mark to market on borrowings                              10,501       17,823
  Charitable contributions                                      --        8,099
  Merger-related costs                                          --        2,331
  SERP and deferred compensation plans                       1,606        1,577
  Other                                                         57        1,867
--------------------------------------------------------------------------------
Total deferred tax assets                                   31,994       52,823
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Tax reserve in excess of base-year reserve                  (822)      (1,645)
  Prepaid pension cost                                      (5,868)      (3,428)
  Mark to market on securities available for sale          (14,060)      (6,060)
  Other                                                     (1,736)      (1,294)
--------------------------------------------------------------------------------
Total deferred tax liabilities                             (22,486)     (12,427)
--------------------------------------------------------------------------------
Net deferred tax asset                                    $  9,508     $ 40,396
================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 52

   The net deferred tax asset at December 31, 2002 and 2001 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

   Income tax expense for the years ended December 31, 2002, 2001, and 2000 is summarized as follows:

                                                  December 31,
--------------------------------------------------------------------------------
(in thousands)                          2002           2001           2000
--------------------------------------------------------------------------------
Federal--current                       $ 78,892       $33,123        $15,362
State and local--current                  5,004         1,905          1,913
--------------------------------------------------------------------------------
Total current                            83,896        35,028         17,275
--------------------------------------------------------------------------------
Federal--deferred                        20,822        32,815          3,040
State and local--deferred                 2,066         2,936            110
--------------------------------------------------------------------------------
Total deferred                           22,888        35,751          3,150
--------------------------------------------------------------------------------
Total income tax expense               $106,784       $70,779        $20,425
================================================================================

   The following is a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2002, 2001, and 2000:

                                                     December 31,
--------------------------------------------------------------------------------
(in thousands)                            2002           2001           2000
--------------------------------------------------------------------------------
Statutory federal income tax expense    $117,605       $61,336        $15,716
State and local income taxes, net of
federal income tax benefit                 4,595         3,147          1,315
ESOP                                        (874)        6,250          5,865
Amortization of intangibles                   --         2,950            173
BOLI                                      (3,367)       (2,294)          (735)
Change in tax status of subsidiary        (9,943)           --             --
Other, net                                (1,232)         (610)        (1,909)
--------------------------------------------------------------------------------
Total income tax expense                $106,784       $70,779        $20,425
================================================================================

   The Company and its subsidiaries, including the Bank, file a consolidated federal income tax return on a calendar-year basis.

   As a savings institution, the Bank is subject to special provisions in the federal and New York tax laws regarding its tax bad debt reserves, and for New York purposes, its allowable tax bad debt deduction. At December 31, 2002 and 2001, the Bank's federal, New York State, and New York City tax bad debt base-year reserves were $27.3 million, $144.7 million, and $146.8 million, respectively (including $9.6 million, $53.2 million, and $54.8 million, respectively, from the former Richmond County Savings Bank). Related deferred tax liabilities have not been recognized since the Bank does not expect that these reserves, which constitute base-year amounts as set forth in the applicable tax laws, will become taxable in the foreseeable future. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Bank's stock or certain excess distributions by the Bank to the Company; and (2) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York tax purposes.

NOTE 12:

COMMITMENTS AND CONTINGENCIES

Pledged Assets

   At December 31, 2002 and 2001, the Company had pledged securities held to maturity with a market value of $214.5 million and $114.9 million, respectively. The carrying values of the pledged securities were $214.4 million and $114.9 million at the corresponding dates.

   The Company also had pledged mortgage-backed securities held to maturity with a market value of $38.5 million and $51.1 million, respectively, at December 31, 2002, and 2001. The carrying values of the pledged mortgage-backed securities held to maturity were $36.9 million and $50.9 million, respectively.

   In addition, the Company had pledged securities available for sale with a market value and carrying value of $2.5 billion at December 31, 2002 and a market value and carrying value of $1.4 billion at December 31, 2001.

NEW YORK COMMUNITY BANCORP, INC. PAGE 53

   Lease and License Commitments

   At December 31, 2002, the Company was obligated under 84 non-cancelable operating lease and license agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements at expiration in the normal course of business. The agreements contain escalation clauses commencing at various times during the lives of the agreements. Such clauses provide for increases in the annual rental.

   At December 31, 2002, the Company had entered into several non-cancelable operating lease and license agreements for the rental of Bank properties. The agreements contain escalation clauses that provide for periodic increases in the annual rental.

   The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

--------------------------------------------------------------------------------
(in thousands)                          Rental Income      Rental Expense
--------------------------------------------------------------------------------
2003                                        $ 824             $ 6,173
2004                                          711               5,622
2005                                          631               5,229
2006                                          604               4,822
2007                                          591               3,390
2008 and thereafter                         1,162              17,586
--------------------------------------------------------------------------------
Total minimum future rentals               $4,523             $42,822
================================================================================

   Included in "occupancy and equipment expense," the rental expense under these leases and licenses was approximately $6.8 million, $5.7 million, and $1.1 million for the years ended December 31, 2002, 2001, and 2000, respectively. Rental income on Bank properties, netted in occupancy and equipment expense, was approximately $1.0 million, $1.2 million, and $1.1 million for the corresponding periods.

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

   In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of the former CFS Bank. At December 31, 2002, the Bank had a lawsuit pending, whereby the plaintiffs are seeking recovery of approximately $12.4 million in actual damages. This amount does not include any statutory pre-judgment interest that could be awarded. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against this action and continues to defend its position.

NOTE 13:

EMPLOYEE BENEFITS

Retirement Plans

   On April 1, 2002, three separate pension plans for employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank merged together and were renamed the New York Community Bank Retirement Plan. The plan covers substantially all employees who had attained minimum service requirements prior to the date on which each plan from the former bank of origin was frozen. Once frozen, the plan ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would have met eligibility requirements after the "freeze" date. The former Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the former CFS Bank Retirement Plan was frozen on June 30, 1996, reactivated on November 30, 2000, and subsequently refrozen on December 29, 2000. The former Richmond County Savings Bank Retirement Plan was frozen on March 31, 1999. The New York Community Bank Retirement Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis. Since all plans were frozen prior to 2001, there was no service cost for the years ended December 31, 2002 or 2001.

NEW YORK COMMUNITY BANCORP, INC. PAGE 54

   The following tables set forth the disclosures required under SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," for the New York Community Bank Retirement Plan in 2002; for the three former banks' benefit plans, combined, in 2001; and for the former Queens County Savings Bank and CFS Bank plans, combined, in 2000:

--------------------------------------------------------------------------------
                                                             Pension Benefits
--------------------------------------------------------------------------------
(in thousands)                                             2002           2001
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year                $ 32,338      $ 32,612
  Interest cost                                             2,322         1,832
  Actuarial loss (gain)                                     2,483        (1,898)
  Benefits paid                                            (2,024)       (1,390)
  Settlement                                               (1,112)         (832)
  Plan amendments                                              --         2,014
--------------------------------------------------------------------------------
Benefit obligation at end of year                        $ 34,007      $ 32,338
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year              $ 34,611      $ 40,014
  Actual return on plan assets                             (2,158)       (3,181)
  Benefits paid                                            (2,024)       (1,390)
  Settlement                                               (1,112)         (832)
  Employer contributions                                    6,000            --
--------------------------------------------------------------------------------
Fair value of assets at end of year                      $ 35,317      $ 34,611
================================================================================
FUNDED STATUS:
  Funded status                                          $  1,310      $  8,115
  Unrecognized net actuarial loss                          12,678         1,151
  Unrecognized past service liability                       1,660            --
--------------------------------------------------------------------------------
Prepaid benefit cost                                     $ 15,648      $  9,266
================================================================================

                                                     Years Ended December 31,
--------------------------------------------------------------------------------
                                                     2002      2001      2000
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS:
  Discount rate                                        6.75%     7.50%     8.00%
  Expected rate of return on plan assets               9.00      9.00      8.00
  Rate of compensation increase                        N.A.      N.A.      4.00
================================================================================
                                                     Years Ended December 31,
--------------------------------------------------------------------------------
(in thousands)                                       2002      2001      2000
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Interest cost                                     $2,322    $1,832    $1,683
  Expected return on plan assets                    (3,031)   (2,630)   (2,192)
  Amortization of prior service cost                   202       161       (56)
  Amortization of unrecognized loss                    126        --        --
--------------------------------------------------------------------------------
Net periodic benefit credit                          $(381)    $(637)    $(565)
================================================================================

   At December 31, 2002, the aggregate benefit obligation and the aggregate fair value of plan assets for the New York Community Bank Retirement Plan were $34.0 million and $35.3 million, respectively.

Qualified Savings Plans

   The Company maintains a defined contribution Qualified Savings Plan named the New York Community Bank Employee Savings Plan, previously named the Queens County Savings Bank Thrift Incentive Plan, in which all regular salaried employees are able to participate after one year of service and having attained age 21. Other eligibility criteria included being salaried and/or hourly-paid, depending on the plan. Pursuant to the Bank's conversion from mutual to stock form in 1993 and the adoption of the Employee Stock Ownership Plan ("ESOP"), all matching contributions to the Thrift Incentive Plan for employees of the former Queens County Savings Bank were suspended, in order to comply with the limitations set forth by the Internal Revenue Code. In connection with the Richmond County merger and the Haven acquisition, respectively, all matching contributions to the former Richmond County Savings Bank 401(k) Savings Plan were suspended effective January 1, 2002, and all matching contributions to the former CFS Bank 401(k) Thrift Incentive Savings Plan were suspended effective January 1, 2001. Accordingly, there were no Company contributions relating to the New York Community Bank Employee Savings Plan for the year ended December 31, 2002; five months

NEW YORK COMMUNITY BANCORP, INC. PAGE 55

of Company contributions relating to the Richmond County Savings Bank Plan for the year ended December 31, 2001; and one month of Company contributions relating to the CFS Bank Plan for the year ended December 31, 2000.

Other Compensation Plans

   The Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank. The unfunded balance of approximately $397,000 and $779,000 at December 31, 2002 and 2001, respectively, is reflected in "other liabilities" on the Company's Consolidated Statements of Condition.

Deferred Compensation Plan

   The Company maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances of approximately $466,000 and $588,000 at December 31, 2002 and 2001, respectively, are unfunded and, as such, are reflected in "other liabilities" on the Company's Consolidated Statements of Condition.

Post-retirement Health and Welfare Benefits

   The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement, and accrues the cost of such benefits during the years that an employee renders the necessary service.

   The following tables set forth the disclosures required under SFAS No. 132 for the plans benefiting employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank, combined, in 2002 and 2001; and for the Queens County Savings Bank and CFS Bank plans, combined, in 2000.

--------------------------------------------------------------------------------
                                                        Post-retirement Benefits
--------------------------------------------------------------------------------
(in thousands)                                            2002           2001
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year                $ 6,790        $ 6,994
  Service cost                                                40             53
  Interest cost                                              476            377
  Actuarial loss                                             638            203
  Benefits paid                                             (751)          (546)
  Plan amendments                                             --           (288)
  Curtailment                                                 --             (3)
--------------------------------------------------------------------------------
Benefit obligation at end of year                        $ 7,193        $ 6,790
================================================================================
CHANGE IN PLAN ASSETS:
  Fair value of assets at beginning of year                  $--            $--
  Employer contribution                                      751            546
  Benefits paid                                             (751)          (546)
--------------------------------------------------------------------------------
Fair value of assets at end of year                          $--            $--
================================================================================
FUNDED STATUS:
  Accrued post-retirement benefit cost                   $(7,696)       $(8,476)
  Employer contribution                                      752            993
  Total net periodic benefit credit                         (450)          (213)
--------------------------------------------------------------------------------
Accrued post-retirement benefit cost                     $(7,394)       $(7,696)
================================================================================

                                                     Years Ended December 31,
--------------------------------------------------------------------------------
                                                    2002        2001       2000
-------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS:
  Discount rate                                      6.75%      7.50%      8.00%
  Current medical trend rate                         9.00       9.00       6.50
  Rate of compensation increase                      4.00       4.25       5.50
================================================================================

                                                      Years Ended December 31,
--------------------------------------------------------------------------------
(in thousands)                                      2002        2001       2000
--------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                      $  40      $  53      $ 226
  Interest cost                                       476        377        347
  Amortization of prior service cost                  (56)      (217)       (25)
  Amortization of unrecognized gain                   (10)        --         --
--------------------------------------------------------------------------------
 Net periodic benefit credit                        $ 450      $ 213      $ 548
================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 56

   Increasing the assumed health care cost trend rate by 1% in each year would have increased the accumulated post-retirement benefit obligation as of December 31, 2002 by $360,617, and the aggregate of the benefits earned and interest components of 2002 net post-retirement benefit expense by $26,328. Decreasing the assumed health care cost trend rate by 1% in each year would have decreased the accumulated post-retirement benefit obligation as of December 31, 2002 by $356,069, and the aggregate of the benefits earned and interest components of 2002 net post-retirement benefit expense by $25,287.

NOTE 14:

STOCK-RELATED BENEFIT PLANS

Stock Plans

   At the time of its conversion to stock form, the Bank established the following stock plans for eligible employees who have at least 12 consecutive months of credited service, have attained age 21, and are of salaried full-time employment status:

Employee Stock Ownership Plan ("ESOP")

   In connection with the conversion, the Company loaned $19.4 million to the ESOP to purchase 10,453,185 shares (as adjusted for the stock splits discussed in Note 1, "Summary of Significant Accounting Policies"). In the second quarter of 2002, the Company loaned an additional $14.8 million to the ESOP for the purchase of 510,000 shares of the common stock that were sold in the secondary offering on May 14th. The loans are being repaid, principally from the Bank's discretionary contributions to the ESOP, over a period of time not to exceed 30 years. The Bank's obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2002, the loans had a combined outstanding balance of $18.9 million and a fixed interest rate of 4.75%. At December 31, 2001, the loan had an outstanding balance of $5.0 million and a fixed interest rate of 6.0%. Interest expense for the obligation was approximately $708,000; $422,500; and $751,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

   Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is paid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. Contributions to the ESOP were approximately $1.7 million for the year ended December 31, 2002. Dividends and investment income received on ESOP shares that were used for debt service amounted to approximately $1.7 million; $658,800; and $1.0 million for the years ended December 31, 2002, 2001, and 2000, respectively.

   Benefits vest on a seven-year basis, starting with 20% in the third year of employment and continuing each year thereafter, and are payable upon death, retirement, disability, or separation from service, and may be payable in cash or stock. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

   In 2002 and 2001, the Company allocated 210,628 and 973,071 ESOP shares, respectively, to participants. At December 31, 2002, there were 3,605,621 shares remaining for future allocation, with a market value of $104.1 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. For the years ended December 31, 2002, 2001, and 2000, the Company recorded ESOP-related compensation expense of $5.9 million, $22.8 million, and $24.8 million, respectively.

Supplemental Employee Retirement Plan ("SERP")

   In 1993, the Bank also established a Supplemental Employee Retirement Plan ("SERP"), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.1 million of trust-held assets at December 31, 2002 and 2001, respectively, based upon the cost of said assets at the time of purchase. Trust-held assets, consisting entirely of Company common stock, amounted to 480,604 shares at both December 31, 2002 and 2001. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2002 or 2001.

Recognition and Retention Plans and Trusts ("RRPs")

   At the time of the conversion, the Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 3,318,469 shares (split-adjusted), substantially all of which have been awarded. The $5.5 million represents deferred compensation and has been accounted for as a reduction in stockholders' equity. Awards vest at a rate of 331/3% per year for directors and at a rate of 20% per year for officers and employees. Awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. The Bank recognizes expense based on the original cost of the common stock at the date of vesting for the RRPs. The Company recorded no compensation expense for the RRPs in 2002 or 2001.

Stock Option Plans

   At December 31, 2002, the Company had five stock option plans: the 1993 and 1997 New York Community Bancorp, Inc. Stock Option Plans, the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans, and the 1998 Richmond County Financial Corp. Stock Compensation Plan. As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

   Under these plans, each granted stock option entitles the holder to purchase shares of the Company's common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over two to five years from the date of issuance, and expire ten years from the date on which they were granted. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

NEW YORK COMMUNITY BANCORP, INC. PAGE 57

   The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2002, 2001, and 2000, the number of outstanding options under the 1993 New York Community Bancorp, Inc. Stock Option Plan was 68,108; 89,935; and 552,445, respectively; under the 1997 New York Community Bancorp, Inc. Stock Option Plan, the number of outstanding options at the corresponding dates was 8,328,347; 2,943,509; and 3,200,063. The number of outstanding options under the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans at December 31, 2002 and 2001 was 155,303 and 288,489, respectively. Under the Richmond County Financial Corp. 1998 Stock Compensation Plan, the number of outstanding options at December 31, 2002 and 2001 was 2,371,043 and 3,238,034, respectively. At December 31, 2002, there was a total of 1,726,194 shares reserved for future issuance under the Company's five stock option plans.

   The status of the Company's five stock option plans at December 31, 2002, 2001, and 2000, and changes during the years ending on those dates, are summarized below:


                                                                                Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                               2002                       2001                        2000
---------------------------------------------------------------------------------------------------------------------------------
                                                                   Weighted                   Weighted                   Weighted
                                                       Number       Average        Number      Average        Number      Average
                                                      of Stock     Exercise       of Stock    Exercise       of Stock    Exercise
                                                       Options       Price         Options      Price       Options(1)   Price(1)
---------------------------------------------------------------------------------------------------------------------------------
Stock options outstanding, beginning of year         6,559,967     $15.98        5,500,946     $ 7.96       3,298,478     $7.08
Granted                                              6,128,881      25.73        1,525,565      15.37       1,749,656      8.92
Assumed in merger transactions                              --         --        3,586,934      18.35       1,748,439      4.00
Exercised                                           (1,766,047)      7.76       (4,053,478)      6.96      (1,295,627)     1.65
---------------------------------------------------------------------------------------------------------------------------------
Stock options outstanding, end of year              10,922,801     $22.78        6,559,967     $15.98       5,500,946     $7.96
=================================================================================================================================
Options exercisable at year-end                      6,011,201                   4,759,493                  3,751,290
Weighted average grant-date fair value of
  options granted during the year                        $6.66                      $10.78                      $7.70
=================================================================================================================================

(1) Amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

   The following table summarizes information about stock options outstanding at December 31, 2002:


---------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted
                                                    Average
                         Number                    Remaining             Weighted                                        Weighted
 Range of              of Options              Contractual Life           Average                 Options                 Average
 Exercise            Outstanding at               of Options             Exercise             Exercisable at             Exercise
   Price            December 31, 2002             Outstanding              Price             December 31, 2002             Price
---------------------------------------------------------------------------------------------------------------------------------
  $ 1-$ 5                 68,108                  0.89 years              $ 1.65                   68,108                 $ 1.65
  $ 6-$10                212,144                  5.51                      8.13                  212,144                   8.13
  $11-$15                 64,920                  6.14                     11.93                   64,920                  11.93
  $16-$20              2,536,887                  5.95                     18.15                2,536,887                  18.15
  $21-$25              5,581,862                  9.35                     23.79                  670,262                  22.20
  $26-$30              2,458,880                  9.07                     27.41                2,458,881                  27.41
---------------------------------------------------------------------------------------------------------------------------------
                      10,922,801                  8.35 years              $22.78                6,011,202                 $21.78
=================================================================================================================================

   Because the stock options granted under all of these plans have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the estimated fair values, the Company employed a Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2002, 2001, and 2000:

                                                Years Ended December 31,
--------------------------------------------------------------------------------
                                           2002           2001           2000
--------------------------------------------------------------------------------
Dividend yield                             2.84%          2.82%         2.68%
Expected volatility                       13.32          33.03         10.02
Risk-free interest rate                    5.04           4.83          4.00
Expected option lives                     9.4 years      6.7 years     9.5 years
================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 58

   Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123 (as discussed in Note 1, "Summary of Significant Accounting Policies"), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                     Years Ended December 31,
---------------------------------------------------------------------------------------------------
(in millions, except per share data)                              2002         2001        2000(1)
---------------------------------------------------------------------------------------------------
Net income
  As reported                                                    $229.2       $104.5       $24.5
  Deduct: Stock-based employee compensation expense determined under fair value-based method, net of related tax
          effects                                                  15.9         20.4         6.7
---------------------------------------------------------------------------------------------------
  Pro forma                                                      $213.3        $84.1       $17.8
===================================================================================================
Basic earnings per share
  As reported                                                     $2.25        $1.36       $0.58
  Pro forma                                                        2.10         1.10        0.42
===================================================================================================
Diluted earnings per share
  As reported                                                     $2.22        $1.34       $0.56
  Pro forma                                                        2.07         1.07        0.41
===================================================================================================

(1) Per share amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

NOTE 15:

FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about the Company's on- and off-balance sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present-value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, the timing of future cash flows, and the discount rate.

   Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes. In addition, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

   The following table summarizes the carrying values and estimated fair values of the Company's on-balance sheet financial instruments at December 31, 2002 and 2001:

                                                                                                 December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       2002                         2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                              Carrying     Estimated        Carrying     Estimated
(in thousands)                                                                  Value     Fair Value          Value     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
  Cash and cash equivalents                                                   $ 97,645      $ 97,645       $ 178,615    $ 178,615
  Securities held to maturity                                                  699,445       717,564         203,195      203,647
  Mortgage-backed securities held to maturity                                   36,947        38,489          50,865       51,119
  Securities available for sale                                              3,952,130     3,952,130       2,374,782    2,374,782
  Loans, net                                                                 5,443,572     5,511,132       5,361,187    5,432,025
FINANCIAL LIABILITIES:
  Deposits                                                                  $5,256,042    $5,225,380      $5,450,602   $5,492,533
  Borrowings                                                                 4,592,069     4,882,223       2,506,828    2,609,560
  Mortgagors' escrow                                                            13,749        13,749          21,496       21,496
==================================================================================================================================

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

NEW YORK COMMUNITY BANCORP, INC. PAGE 59

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

   The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company's loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

   The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of CDs represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank's deposit base. Management believes that the Bank's core deposit relationships represent a relatively stable, low-cost source of funding that has a substantial intangible value separate from the value of the deposit balances.

Borrowings

   The estimated fair value of borrowings is based on the discounted value of contractual cash flows with interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Other Receivables and Payables

   The fair values are estimated to equal the carrying values of short-term receivables and payables.

Off-balance Sheet Financial Instruments

   The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The fair value of commitments to purchase securities available for sale is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair values of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 2002 or 2001.

NOTE 16:

RESTRICTIONS ON THE BANK

   Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock-form savings bank, the Bank requires the approval of the Superintendent of the New York State Banking Department if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. The term "net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes.

NOTE 17:

PARENT COMPANY ONLY FINANCIAL INFORMATION

   Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company only):

Condensed Statements of Condition

                                                            December 31,
--------------------------------------------------------------------------------
(in thousands)                                        2002               2001
--------------------------------------------------------------------------------
ASSETS
Cash                                               $      490         $      168
Money market investments                              123,621            107,076
Securities held to maturity                            10,000             10,000
Securities available for sale                           3,257              2,676
Investments in and advances to subsidiaries, net    1,394,723          1,068,967
Other assets                                           19,499              6,877
--------------------------------------------------------------------------------
Total assets                                       $1,551,590         $1,195,764
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities                                  $  459,890         $  306,604
Stockholders' equity                                1,091,700            889,160
================================================================================
Total liabilities and stockholders' equity         $1,551,590         $1,195,764
================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 60


Condensed Statements of Income

                                                                                Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
(in thousands)                                                              2002          2001         2000
---------------------------------------------------------------------------------------------------------------
Interest income from subsidiaries                                         $   1,829      $    754     $     --
Other interest income                                                         1,248           189           56
Dividends from subsidiaries                                                      --            --       88,800
---------------------------------------------------------------------------------------------------------------
Total income                                                                  3,077           943       88,856
Interest expense to subsidiaries                                                 --            --        1,808
Operating expenses                                                           17,189           129          275
---------------------------------------------------------------------------------------------------------------
(Loss) income before income tax and equity in undistributed earnings        (14,112)          814       86,773
Income tax expense                                                              300           268          150
---------------------------------------------------------------------------------------------------------------
(Loss) income before equity in undistributed earnings of subsidiaries       (14,412)          546       86,623
Equity in (excess dividends)/undistributed earnings of subsidiaries         243,642       103,921      (62,146)
---------------------------------------------------------------------------------------------------------------
  Net income                                                              $ 229,230      $104,467     $ 24,477
===============================================================================================================

Condensed Statements of Cash Flows


                                                                                                 Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                2002           2001           2000
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                               $ 229,230      $ 104,467      $  24,477
  Equity in undistributed earnings (excess dividends) of subsidiaries not provided for      (243,642)      (103,921)        62,146
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                                          (14,412)           546         86,623
====================================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of securities                                                                          --        (11,232)            --
  Payments for investments in and advances to subsidiaries                                   (41,759)      (428,565)      (105,933)
  Cash dividends from subsidiaries                                                                --             --         88,800
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                        (41,759)      (439,797)       (17,133)
====================================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Shares issued in secondary offering and the Richmond County
    merger, respectively                                                                      95,569        693,306             --
  Purchase of Treasury stock                                                                (119,980)      (121,048)       (41,483)
  Treasury stock issued in secondary offering                                                 67,303             --             --
  Dividends paid                                                                             (78,360)       (43,955)       (17,847)
  Exercise of stock options                                                                   18,591          5,627           (727)
  Stock warrants issued in connection with BONUSES(SM) Units                                  89,915             --             --
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                           73,038        533,930        (60,057)
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                     16,867         94,679          9,433
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                               107,244         12,565          3,132
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                   $ 124,111      $ 107,244      $  12,565
====================================================================================================================================

NEW YORK COMMUNITY BANCORP, INC. PAGE 61

NOTE 18:

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

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2002, the Bank met all capital adequacy requirements to which it was subject.

   As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios. In the opinion of management, no conditions or events have transpired since said notification that have changed the institution's category.

   The following table presents the Bank's actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes and for categorization as a well capitalized institution:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           To Be Well Capitalized
                                                                                    For Capital            Under Prompt Corrective
At December 31, 2002                                       Actual                Adequacy Purposes            Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              Amount        Ratio          Amount       Ratio           Amount      Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $862,924      17.01%         $405,879     8.0%           $507,349      10.0%
Tier 1 capital (to risk-weighted assets)            821,793      16.20           202,940     4.0             304,409       6.0
Tier 1 leverage capital (to average assets)         821,793       8.18           401,921     4.0             502,401       5.0
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           To Be Well Capitalized
                                                                                    For Capital            Under Prompt Corrective
At December 31, 2001                                       Actual                Adequacy Purposes            Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                              Amount        Ratio          Amount       Ratio           Amount      Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)            $536,737      10.97%         $391,413     8.0%           $489,266      10.0%
Tier 1 capital (to risk-weighted assets)            495,037      10.12           195,706     4.0             293,559       6.0
Tier 1 leverage capital (to average assets)         495,037       6.09           324,934     4.0             406,167       5.0
====================================================================================================================================

   Under this framework, and based upon the Bank's capital levels, no prior regulatory approval is necessary for the Bank to accept brokered deposits.

   The Company is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, which is administered by the Federal Reserve Board (the "FRB"). The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) that are substantially similar to those of the FDIC for the Bank.

NEW YORK COMMUNITY BANCORP, INC. PAGE 62

   The following table presents the Company's actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   For Capital
At December 31, 2002                                                                     Actual                 Adequacy Purposes
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                             Amount        Ratio         Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)                                           $749,044      14.71%        $509,325      10.0%
Tier 1 capital (to risk-weighted assets)                                           707,834      13.90          305,595       6.0
Tier 1 leverage capital (to average assets)                                        707,834       7.03(1)       503,102       5.0
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   For Capital
At December 31, 2001                                                                     Actual                 Adequacy Purposes
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                                             Amount        Ratio         Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total capital (to risk-weighted assets)                                           $542,430      11.31%        $479,445      10.0%
Tier 1 capital (to risk-weighted assets)                                           497,184      10.37          287,667       6.0
Tier 1 leverage capital (to average assets)                                        497,184       5.95          451,455       5.0
====================================================================================================================================

(1) The Federal Reserve has determined that, for regulatory purposes, the BONUSES Units, in their current form, do not meet Federal Reserve approval for Tier 1 capital treatment.

NOTE 19:

QUARTERLY FINANCIAL DATA (UNAUDITED)

   Selected quarterly financial data for the fiscal years ended December 31, 2002 and 2001 follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                               2002                                        2001
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)          4th        3rd        2nd        1st        4th        3rd        2nd        1st
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                         $ 95,900    $ 98,857    $ 95,435    $83,064    $75,044    $59,439    $36,203    $35,130
Provision for loan losses                         --          --          --         --         --         --         --         --
Other operating income                        30,438      23,606      27,981     19,795     18,983     32,023     11,128     28,481
Operating expenses                            32,225      33,849      33,324     33,664     26,027     49,742     17,567     19,421
Amortization of core deposit intangible
  and goodwill                                 1,500       1,500       1,500      1,500      2,982      2,482      1,482      1,482
------------------------------------------------------------------------------------------------------------------------------------
Income before income tax expense              92,613      87,114      88,592     67,695     65,018     39,238     28,282     42,708
Income tax expense                            28,191      26,756      30,463     21,374     22,497     23,631      9,587     15,064
------------------------------------------------------------------------------------------------------------------------------------
    Net income                              $ 64,422    $ 60,358    $ 58,129    $46,321    $42,521    $15,607    $18,695    $27,644
====================================================================================================================================
Diluted earnings per common share(1)        $   0.62    $   0.58    $   0.56    $  0.46    $  0.43    $  0.18    $  0.31    $  0.44
====================================================================================================================================
Cash dividends declared per
  common share(1)                           $   0.20    $   0.20    $   0.20    $  0.16    $  0.16    $  0.13    $  0.13    $  0.11
====================================================================================================================================
Dividend payout ratio                             32%         34%         35%        34%        37%        72%        42%        24%
====================================================================================================================================
Average common shares and
  equivalents outstanding(1)                 104,651     104,775     102,736     99,526     99,411     87,668     61,336     62,361
====================================================================================================================================
Stock price per common share:(1)
  High(2)                                   $  30.00    $  31.98    $  30.12    $ 29.65    $ 28.23    $ 31.37    $ 24.98    $ 19.13
  Low(2)                                       25.15       24.79       25.18      23.07      21.83      19.12      19.33      14.72
  Close                                        28.88       28.17       26.68      27.65      22.87      23.21      25.10      19.33
====================================================================================================================================

(1) 2001 amounts have been adjusted to reflect 3-for-2 stock splits on March 29 and September 20, 2001.

(2) Reflects high and low closing prices.

NEW YORK COMMUNITY BANCORP, INC. PAGE 63

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND INTERNAL CONTROLS

TO OUR SHAREHOLDERS:

   Management has prepared, and is responsible for, the consolidated financial statements and related financial information included in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and reflect management's judgments and estimates with respect to certain transactions and events. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

   Management is responsible for establishing and maintaining a system of internal controls to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements; that they are executed in accordance with management's authorizations; and that assets are safeguarded from significant loss or unauthorized use. The internal control structure and procedures established by management are also designed for complying with laws and regulations relating to safety and soundness which are designated by federal regulatory agencies. Management believes that during fiscal year 2002 such laws and regulations were complied with, and that its system of internal controls and procedures were adequate to accomplish the intended objectives.

/s/ Joseph R. Ficalora                  /s/ Robert Wann
Joseph R. Ficalora                      Robert Wann
President and                           Executive Vice President and
Chief Executive Officer                 Chief Financial Officer

January 22, 2003

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
NEW YORK COMMUNITY BANCORP, INC.

   We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles." Also as discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations."


/s/ KPMG LLP

New York, New York
January 22, 2003