Form 10-K, Exhibit 13
period 2003-12-31
NEW YORK COMMUNITY BANCORP INC
filed 2004-03-15
CIK 910073

Exhibit 13.0

FINANCIAL SUMMARY

	At or For the Years Ended December 31,
(dollars in thousands, except share data)	2003(1)	2002	2001(2)	2000(3)	1999
EARNINGS SUMMARY
Net interest income	$504,975	$373,256	$205,816	$73,081	$68,903
Reversal of provision for loan losses	—	—	—	—	(2,400)
Other operating income	163,987	101,820	90,615	21,645	2,523
Non-interest expense	176,280	139,062	121,185	49,824	21,390
Income tax expense	169,311	106,784	70,779	20,425	20,772
Net income(4)	323,371	229,230	104,467	24,477	31,664
Basic earnings per share(4)(5)	$1.70	$1.27	$0.77	$0.33	$0.43
Diluted earnings per share(4)(5)	1.65	1.25	0.75	0.32	0.42
SELECTED RATIOS
Return on average assets(4)	2.26%	2.29%	1.63%	1.06%	1.69%
Return on average stockholders’ equity(4)	20.74	19.95	18.16	13.24	22.99
Operating expenses to average assets	1.18	1.33	1.76	2.16	1.14
Efficiency ratio(4)	26.83	25.32	38.04	52.08	29.95
Interest rate spread	3.82	4.12	3.38	3.00	3.41
Net interest margin	3.94	4.31	3.59	3.33	3.79
Dividend payout ratio	39.89	34.23	39.55	78.57	60.00
BALANCE SHEET SUMMARY
Total assets	$23,441,337	$11,313,092	$9,202,635	$4,710,785	$1,906,835
Loans, net	10,422,078	5,443,572	5,361,187	3,616,386	1,601,079
Allowance for loan losses	78,293	40,500	40,500	18,064	7,031
Securities held to maturity	3,222,898	699,445	203,195	222,534	184,637
Securities available for sale	6,277,034	3,952,130	2,374,782	303,734	12,806
Deposits	10,329,106	5,256,042	5,450,602	3,257,194	1,076,018
Borrowings	9,931,013	4,592,069	2,506,828	1,037,505	636,378
Stockholders’ equity	2,868,657	1,323,512	983,134	307,410	137,141
Common shares outstanding(5)	256,649,073	187,847,937	181,058,268	118,320,496	84,040,507
Book value per share(5)(6)	$11.40	$7.29	$5.66	$2.78	$1.88
Stockholders’ equity to total assets	12.24%	11.70%	10.68%	6.53%	7.19%
ASSET QUALITY RATIOS
Non-performing loans to loans, net	0.33%	0.30%	0.33%	0.25%	0.19%
Non-performing assets to total assets	0.15	0.15	0.19	0.19	0.17
Allowance for loan losses to non-performing loans	228.01	247.83	231.46	198.68	226.22
Allowance for loan losses to loans, net	0.75	0.74	0.76	0.50	0.44

(1)	The Company merged with Roslyn Bancorp, Inc. on October 31, 2003 and treated the merger as a purchase transaction. Accordingly, the Company’s 2003 earnings reflect two months of combined operations.

(2)	The Company merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, the Company’s 2001 earnings reflect five months of combined operations.

(3)	The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company’s 2000 earnings reflect one month of combined operations.

(4)	The 2003 amount includes a $37.6 million gain on the sale of the Company’s South Jersey Bank Division, recorded in other operating income, and a merger-related charge of $20.4 million, recorded in operating expenses, resulting in an after-tax net gain of $3.7 million, or $0.02 per diluted share. The 2001 amount includes a $1.5 million gain on the sale of Bank-owned property recorded in other operating income, a merger-related charge of $22.8 million recorded in operating expenses, and a $3.0 million charge recorded in income tax expense, resulting in an after-tax net charge of $16.8 million, or $0.12 per diluted share. The 2000 amount includes a $13.5 million gain on the sale of Bank-owned property, recorded in other operating income, and a merger-related charge of $24.8 million recorded in operating expenses, resulting in an after-tax net charge of $7.3 million, or $0.09 per diluted share. The 1999 amount includes a curtailment gain of $1.6 million and a charge of $735,000, both of which were recorded in operating expenses, resulting in an after-tax net gain of $1.5 million, or $0.02 per diluted share.

(5)	Amounts have been adjusted to reflect shares issued pursuant to 4- for-3 stock splits on February 17, 2004 and May 21, 2003 and 3-for-2 stock splits on March 29 and September 20, 2001.

(6)	Excludes unallocated Employee Stock Ownership Plan shares.

GLOSSARY

BOOK VALUE PER SHARE

For New York Community Bancorp, Inc. (the “Company”), book value per share indicates the amount of stockholders’ equity attributable to each outstanding share of common stock, after the unallocated shares held by the Company’s Employee Stock Ownership Plan (“ESOP”) are subtracted from the total number of shares outstanding. Book value per share is determined by dividing total stockholders’ equity at the end of a period by that number of shares at the same date. To determine its tangible book value per share, the Company first subtracts from total stockholders’ equity the amount of goodwill and core deposit intangible at the same date.

The following table indicates the number of shares outstanding both before and after the total number of unallocated ESOP shares have been subtracted at December 31st:

	2003	2002	2001	2000	1999
Shares outstanding	256,649,073	187,847,937	181,058,268	118,320,496	84,040,507
Less: Unallocated ESOP shares	(5,068,648)	(6,409,993)	(7,237,771)	(7,607,680)	(11,107,896)

Shares used for book value per share computation	251,580,425	181,437,944	173,820,497	110,712,816	72,932,611

CORE DEPOSIT INTANGIBLE

Refers to the excess of the fair market value over the book value of core deposit accounts acquired in a merger or acquisition. The core deposit intangible (“CDI”) generated by the Company’s mergers with Roslyn Bancorp, Inc. (“Roslyn”) and Richmond County Financial Corp. (“Richmond County”) is reflected on the balance sheet and will continue to be amortized through October 31, 2013 and July 31, 2011, respectively.

CORE DEPOSITS

Refers to deposits held in NOW and money market accounts, savings accounts, and non-interest-bearing accounts.

COST OF FUNDS

The interest expense associated with interest-bearing liabilities, typically expressed as a ratio of interest expense to the average balance of interest-bearing liabilities for a given period.

DIVIDEND PAYOUT RATIO

The percentage of the Company’s earnings that is paid out to shareholders in the form of dividends, determined by dividing the dividend paid per share during a period by the Company’s diluted earnings per share during the same period of time.

EFFICIENCY RATIO

Measures total operating expenses as a percentage of the sum of net interest income and other operating income. To calculate its cash efficiency ratio, the Company subtracts from total operating expenses the amortization and appreciation of shares held in its ESOP. To calculate its core efficiency ratio, the Company subtracts from total operating expenses any merger-related charges incurred during the period and subtracts from other operating income any gains on the sale of Bank-owned properties recorded during the same period of time. (Please see the discussions of “cash earnings” and “core earnings” that follow this Glossary.)

GAAP

Abbreviation used to refer to accounting principles generally accepted in the United States of America, on the basis of which financial statements are prepared and presented.

GOODWILL

Refers to the difference between the purchase price and the fair market value of an acquired company’s assets, net of the liabilities assumed. Goodwill is reflected on the balance sheet and is tested annually for impairment.

INTEREST RATE SENSITIVITY

Refers to the likelihood that the interest earned on assets and the interest paid on liabilities will change as a result of fluctuations in market interest rates.

INTEREST RATE SPREAD

The difference between the yield earned on the Company’s average interest-earning assets and the cost of its average interest-bearing liabilities.

MULTI-FAMILY LOAN

A mortgage loan made on a rental apartment building with more than four units, or to an association that owns an apartment building structured as a cooperative corporation. Such loans are secured by the cash flows generated on the underlying property.

NET CHARGE-OFFS

The difference between loan balances that have been written off against the allowance for loan losses and loan balances that have been recovered after having been written off, resulting in a net decrease in the loan loss allowance.

NET INTEREST INCOME

The difference between the interest and dividends earned on the Company’s interest-earning assets and the interest paid or payable on its interest-bearing liabilities.

NET INTEREST MARGIN

Measures net interest income as a percentage of average interest-earning assets.

NON-ACCRUAL LOAN

A loan is generally classified as a “non-accrual loan” when it is 90 days past due and management has determined that the collectibility of the entire loan is doubtful. When a loan is placed on “non-accrual” status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

NON-PERFORMING ASSETS

Consists of non-accrual loans, loans 90 days or more delinquent and still accruing interest, and other real estate owned.

PURCHASE ACCOUNTING

The accounting method used in a business combination whereby the acquiring company treats the acquired company as an investment and adds the acquired company’s assets and liabilities to its own at their fair market value. The difference between the purchase price and the fair market value of the acquired company’s assets, net of the fair market value of the liabilities assumed, is referred to as “goodwill.” The excess of the fair market value over the book value of core deposit accounts acquired is recognized as an intangible asset, referred to as the “core deposit intangible.”

RENT-CONTROLLED/RENT-STABILIZED BUILDINGS

In New York City, where the vast majority of the properties securing the Company’s multi-family loans are located, the amount of rent that tenants may be charged in certain buildings is restricted under certain “rent-control” or “rent-stabilization” laws. Rent control laws apply to all buildings constructed prior to February 1947. An apartment is said to be “rent controlled” if the tenant has been living continuously in the apartment for a period of time beginning prior to July 1971. When a rent-controlled apartment is vacated, it becomes “rent-stabilized.” Rent-stabilized apartments are typically located in buildings with six or more units that were built between February 1947 and January 1974. Apartments in rent-controlled and -stabilized buildings tend to be more affordable to live in because of the applicable regulations, and are therefore less likely to experience vacancies in times of economic adversity.

RETURN ON AVERAGE ASSETS

A measure of profitability determined by dividing net income by average assets. To determine its cash return on average assets, the Company divides its cash earnings (as defined below) by its average assets. To determine its core return on average assets, the Company divides its core earnings (as defined on the next page) by its average assets.

RETURN ON AVERAGE STOCKHOLDERS’ EQUITY

A measure of profitability determined by dividing net income by average stockholders’ equity. To determine its cash return on average stockholders’ equity, the Company divides its cash earnings (as defined below) by its average stockholders’ equity. To determine its core return on average stockholders’ equity, the Company divides its core earnings (as defined on the next page) by its average stockholders’ equity.

REVENUES

Refers to net interest income and other operating income, combined. To determine its core revenues, the Company subtracts from other operating income any gains on the sale of Bank-owned properties (e.g., branch offices) that have been incurred during the period and adds the resultant amount to net interest income. (See management’s rationale for disclosing core data in the discussion of “core earnings.”)

YIELD

The interest income associated with interest-earning assets, typically expressed as a ratio of interest income to the average balance of interest-earning assets for a given period.

YIELD CURVE

Considered a key economic indicator, the yield curve is a graph that illustrates the difference between the yields on long-term and short-term interest rates over a period of time. The greater the difference, the steeper the yield curve.

CASH EARNINGS

Although cash earnings are not a measure of performance calculated in accordance with GAAP, the Company believes that cash earnings are an important measure because of their contribution to tangible stockholders’ equity.

The Company calculates cash earnings by adding back to net income certain items that have been charged against earnings, net of income taxes, but have been added back to tangible stockholders’ equity. These items fall into two primary categories: expenses related to the amortization and appreciation of shares held in the Company’s ESOP; and the amortization of the CDI stemming from the Company’s mergers with Roslyn and Richmond County on October 31, 2003 and July 31, 2001, respectively. Unlike other expenses incurred by the Company, the aforementioned charges do not reduce the Company’s tangible stockholders’ equity.

For this reason, the Company believes that cash earnings are useful to investors seeking to evaluate its operating performance and to compare its performance with other companies in the banking industry that also report cash earnings. Cash earnings should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with GAAP. Moreover, the manner in which the Company calculates cash earnings may differ from that of other companies reporting measures with similar names.

A reconciliation of the Company’s GAAP and cash earnings for each of the years in the five years ended December 31, 2003 follows:

CASH EARNINGS RECONCILIATION

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
(in thousands, except per share data)
Net income	$323,371	$229,230	$104,467	$24,477	$31,664
Add back:
Amortization and appreciation of stock-related benefit plans	29,637	5,902	22,775	24,795	2,559
Associated tax benefits	15,041	15,860	11,000	5,953	7,269
Dividends on unallocated ESOP shares	4,218	2,718	2,302	2,776	2,857
Amortization of core deposit intangible and goodwill	6,907	6,000	8,428	494	—

Total additional contributions to tangible stockholders’ equity	55,803	30,480	44,505	34,018	12,685

Cash earnings	$379,174	$259,710	$148,972	$58,495	$44,349

Basic cash earnings per share (1)	$2.00	$1.43	$1.09	$0.78	$0.60

Diluted cash earnings per share (1)	$1.94	$1.42	$1.07	$0.75	$0.59

(1)	Per share amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003 and 3-for-2 stock splits on March 29 and September 20, 2001.

CORE EARNINGS

Although core earnings are not a measure of performance calculated in accordance with GAAP, the Company believes that core earnings are an important indication of its ability to generate earnings through ongoing operations.

The Company calculates core earnings by subtracting from other operating income any gains realized on the sale of Bank-owned properties and by subtracting from operating expenses any merger-related charges incurred. In addition, the calculation of core earnings excludes any gains or charges of a clearly non-recurring nature that are recorded in operating income, operating expenses, or income tax expense.

As core earnings reflect only those income and expense items that are generally recurring, the Company believes that core earnings are useful to investors seeking to evaluate its ongoing operating performance and to compare its performance with other companies in the banking industry that also report core earnings. Core earnings should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with GAAP. Moreover, the manner in which the Company calculates core earnings may differ from that of other companies reporting measures with similar names.

A reconciliation of the Company’s GAAP and core earnings for each of the years in the five years ended December 31, 2003 follows:

CORE EARNINGS RECONCILIATION

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
(in thousands)
Net income	$323,371	$229,230	$104,467	$24,477	$31,664
Adjustments to net income:
Gain on sales of Bank-owned property	(37,613)	—	(1,500)	(13,500)	—
Curtailment gain	—	—	—	—	(1,600)
Early retirement charge	—	—	—	—	735
Merger-related expenses	20,423	—	22,800	24,800	—
Income tax expense adjustment	—	—	3,000	—	—

Total adjustments to net income	(17,190)	—	24,300	11,300	(865)
Income tax expense (benefit) on adjustments	13,514	—	(7,455)	(3,955)	(635)

Core earnings	$319,695	$229,230	$121,312	$31,822	$30,164

Basic core earnings per share (1)	$1.68	$1.27	$0.89	$0.42	$0.41

Diluted core earnings per share (1)	$1.63	$1.25	$0.87	$0.41	$0.40

(1)	Per share amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003 and 3-for-2 stock splits on March 29 and September 20, 2001.

CRITICAL ACCOUNTING POLICIES

New York Community Bancorp, Inc. (the “Parent,” the “Holding Company,” or, collectively with its subsidiaries, the “Company”) has identified the accounting policies below as being critical to understanding the Company’s results of operations. Certain accounting policies are considered to be important to the portrayal of the Company’s financial condition, since they require management to make complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The inherent sensitivity of the Company’s consolidated financial statements to these critical accounting policies and the judgments, estimates, and assumptions used therein could have a material impact on the Company’s results of operations or financial condition.

Allowance for Loan Losses

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by net charge-offs. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses, and ends with an assessment of non-rated loans. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In establishing the allowance for loan losses, management also considers the Company’s current business strategies and credit processes, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. The policy of the Bank is to segment the allowance to correspond to the various types of loans in the loan portfolio. These loan categories are assessed with specific emphasis on the underlying collateral, which corresponds to the respective levels of quantified and inherent risk.

The initial assessment takes into consideration non-performing and rated loans through the valuation of the collateral supporting each loan. Non-performing loans are risk-weighted based upon an aging schedule that typically depicts either (1) delinquency, a situation in which repayment obligations are at least 90 days in arrears, or (2) serious delinquency, a situation in which a legal foreclosure action has been initiated. Based upon this analysis, a quantified risk factor is assigned to each type of non-performing loan. This results in an allocation to the overall allowance for the corresponding type and severity of each non-performing loan category.

The final assessment for the allowance for loan losses includes the review of performing loans, also reviewed by collateral type, with similar risk factors being assigned. These risk factors take into consideration, among other matters, the borrower’s ability to pay and the Bank’s past loan loss experience with each type of loan. The performing loan categories are also assigned quantified risk factors, which result in allocations to the allowance that correspond to the individual types of loans in the portfolio.

In order to determine its overall adequacy, the allowance for loan losses is reviewed quarterly by management and the Mortgage and Real Estate Committee of the Board of Directors (the “Board”).

Various factors are considered, and processes followed, in determining the appropriate level of the allowance for loan losses. These factors and processes include, but are not limited to:

1.	End-of-period levels and observable trends in non-performing loans;

2.	Charge-offs experienced over prior periods, including an analysis of the underlying factors leading to the delinquencies and subsequent charge-offs (if any);

3.	Analysis of the portfolio in the aggregate as well as on an individual loan basis, which considers:

i.	payment history;

ii.	underwriting analysis based upon current financial information; and

iii.	current inspections of the loan collateral by qualified in-house property appraisers/inspectors;

4.	Bi-weekly, and occasionally more frequent, meetings of executive management with the Mortgage and Real Estate Committee (which includes six outside directors, five of whom possess over 30 years of complementary real estate experience), during which observable trends in the local economy and their effect on the real estate market are discussed;

5.	Discussions with, and periodic review by, various governmental regulators (e.g., the Federal Deposit Insurance Corporation and the New York State Banking Department); and

6.	Full assessment by the Board of the preceding factors when making a business judgment regarding the impact of anticipated changes on the future level of the allowance for loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary, based on changes in economic and local market conditions beyond management’s control. In addition, the Bank may be required to take certain charge-offs and/or recognize additions to the loan loss allowance, based on the judgment of the aforementioned regulators with regard to information provided to them during their examinations.

Employee Benefit Plans

The Company provides a range of benefits to its employees and retired employees, including pensions and post-retirement health care and life insurance benefits. The Company records annual amounts relating to these plans based on calculations specified by accounting principles generally accepted in the United States of America (“GAAP”), which include various actuarial assumptions, such as discount rates, assumed rates of return, assumed rates of compensation increases, turnover rates, and health care cost trends. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by GAAP, the effect of the modifications are generally recorded or amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its employee benefit plans are reasonable, based upon the advice of its actuaries.

Investment in Debt and Equity Securities

The Company’s portfolio of available-for-sale securities is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. Securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are carried at amortized cost. The market values of the Company’s securities, particularly fixed-rate mortgage-backed and –related securities, are affected by changes in interest rates. In general, as interest rates rise, the market value of fixed rate securities will decrease; as interest rates fall, the market value of fixed rate securities will increase. The Company conducts a periodic review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its carrying value is other than temporary. Estimated fair values for securities are based on published or securities dealers’ market values. If the Company deems any decline in value to be other than temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings. There were no securities write-downs during the twelve months ended December 31, 2003.

Goodwill Impairment

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level at least once a year. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. If the fair value of a reporting unit exceeds its carrying amount at the time of testing, the goodwill of the reporting unit is not considered impaired. According to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for the measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues or similar performance measures.

For the purpose of goodwill impairment testing, the Company has identified one reporting unit. The Company performed its annual goodwill impairment test in 2003 and determined that the fair value of the reporting unit was in excess of its carrying value, using the quoted market price of the Company’s common stock on the impairment testing date as the basis for determining fair value. As of the annual impairment test date, there was no indication of goodwill impairment.

Goodwill would be tested for impairment between annual tests if an event were to occur or circumstances were to change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. As of December 31, 2003, there were no such events or changes in circumstances. Differences in the identification of reporting units and the use of valuation techniques could result in materially different evaluations of impairment.

Income Taxes

The Company has established reserves for possible payments to various taxing authorities with respect to the admissibility and timing of tax deductions. Management has made certain assumptions and judgments concerning the eventual outcome of these items. Such assumptions and judgments are continually reviewed to address any changes that may arise.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This filing, like many written and oral communications presented by the Company and its authorized officials, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. The Company’s ability to predict results or the actual effects of its plans or strategies, including its recent merger with Roslyn Bancorp, Inc. (“Roslyn”), is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the Roslyn merger to differ materially from the expectations stated in this filing: the ability to successfully integrate the companies following the merger, including the retention of key personnel; the ability to effect the proposed balance sheet restructuring; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Additional factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in general economic conditions; interest rates, deposit flows, loan demand, real estate values, competition, and demand for financial services and loan, deposit, and investment products in the Company’s local markets; changes in the quality or composition of the loan or investment portfolios; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company’s operations, pricing, and services.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

OVERVIEW

New York Community Bancorp, Inc. is the holding company for New York Community Bank (the “Bank”) and the third largest thrift in the nation, based on its $7.3 billion market capitalization at December 31, 2003 and its $9.0 billion market capitalization at March 5, 2004. The increase in the Company’s market cap partly reflects the issuance of 13.5 million shares of common stock in a follow-on offering on January 30, 2004 and a 15.8% increase in the value of the Company’s shares during this time. Unless otherwise stated, all references to share and per-share amounts in this filing have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

The Bank currently serves its customers through a network of 140 banking offices in New York City, Long Island, Westchester County, and New Jersey; of these, 87 are traditional branches, 52 are located in-store, and one is customer service center. The Bank operates its branches through seven community-based divisions, each of which represents the Bank in a specific marketplace. In New York, the Bank operates through five divisions: Queens County Savings Bank, with 32 branches located in Queens; Roslyn Savings Bank, with 60 branches located on Long Island and one in the Bronx; Richmond County Savings Bank, with 23 locations located on Staten Island; Roosevelt Savings Bank, with nine branches located in Brooklyn; and CFS Bank, with four branches located in Westchester County and one each in Manhattan and the Bronx. In New Jersey, the Bank operates through two divisions: First Savings Bank of New Jersey, with four branches located in Bayonne (Hudson County); and Ironbound Bank, with five branches in Essex and Union counties.

In addition to operating the largest supermarket banking franchise in the New York metro region, the Bank ranks among the region’s leading producers of multi-family mortgage loans. The majority of the Company’s multi-family loans are made on rent-controlled and rent–stabilized buildings in the five boroughs of New York City; its share of the multi-family lending market is currently estimated to be approximately 10%.

As it stands today, the Company combines the strengths of four financial institutions: Queens County Bancorp, Inc. (“Queens County”), which changed its name to New York Community Bancorp, Inc. on November 21, 2000; Haven Bancorp, Inc. (“Haven”), which was acquired by the Company in a purchase transaction on November 30, 2000; Richmond County Financial Corp. (“Richmond County”), which merged with and into the Company in a purchase transaction on July 31, 2001; and Roslyn Bancorp, Inc. (“Roslyn”), which merged with and into the Company in a purchase transaction that was announced on June 27, 2003 and completed four months later, on October 31st.

Under the merger agreement, shareholders of Roslyn received 0.75 shares (pre-split) of Company common stock for each share of Roslyn common stock held at the date of the merger. Accordingly, the Company’s 2003 earnings reflect two months of combined operations; its 2003 earnings per share reflect the issuance of 75,824,353 shares pursuant to the merger and the retirement of 2,757,533 shares of the Company that had been purchased by Roslyn prior to the merger date.

Unless otherwise indicated, the assets and liabilities acquired in the Roslyn merger are reported throughout this filing at their respective book values as of October 31, 2003.

Reflecting the 4-for-3 stock split on February 17, 2004, the common stock offering completed on January 30, 2004, and 1,004,403 shares repurchased from December 31, 2003 through March 5, 2004, the number of shares outstanding at the latter date was 271,752,507. Included in the number of shares repurchased since year-end are 39,862 shares that were repurchased under the Board’s five million-share repurchase authorization on February 26, 2004.

Reflecting the Roslyn merger, and a record volume of mortgage loan originations, the Company ended 2003 with total assets of $23.4 billion, up $12.1 billion, or 107.2%, year-over-year. Loans represented $10.5 billion, or 44.8% of the year-end 2003 total, and were up $5.0 billion, or 91.3%, from the year-earlier amount. In 2003, the Company originated total loans of $4.3 billion, including $3.4 billion secured by multi-family buildings; the Roslyn merger contributed total loans of $3.6 billion on October 31st, including a $1.4 billion multi-family loan portfolio. At December 31, 2003, multi-family loans represented $7.4 billion, or 70.2%, of total loans outstanding, signifying a year-over-increase of $2.9 billion, or 63.9%. The increase in assets was also fueled by an increase in securities investments, reflecting the Roslyn merger and the Company’s leveraged growth strategy. At December 31, 2003, securities totaled $9.5 billion, up $5.0 billion, or 111.0%, from the balance recorded at December 31, 2002. Included in the year-end 2003 total were $6.3 billion of securities available for sale and $3.2 billion of securities held to maturity.

On the liability side of the balance sheet, deposits rose $5.1 billion, or 96.5%, to $10.3 billion, including a $2.7 billion, or 80.5%, increase in core deposits to $6.0 billion. The increase in deposits largely reflects the benefit of the merger: with 39 banking offices, including 30 on Long Island, the Roslyn merger contributed $5.9 billion of deposits on October 31st. This increase was partly offset by the Company’s fourth quarter sale of the eight branches comprising its South Jersey Bank Division, which included deposits of $340.3 million. The sale produced a net gain of $37.6 million, recorded in other operating income in 2003.

Borrowings totaled $9.9 billion at December 31, 2003, up $5.3 billion, or 116.3%, from the level recorded at December 31, 2002. The increase reflects the $3.9 billion of borrowings acquired in the Roslyn merger, and the Company’s leveraged growth strategy. The pre-merger growth of the balance sheet was largely funded through the Company’s use of Federal Home Loan Bank of New York (“FHLB-NY”) advances and repurchase agreements, and by the cash flows produced by the securities portfolio.

Consistent with its actions in the wake of the Haven and Richmond County transactions, the Company is currently in the process of repositioning the post-Roslyn merger balance sheet. As more of the Company’s cash flows are deployed into multi-family loan production, such loans will likely be restored to their pre-merger concentration, while the portfolios of one-to-four family and other loans are reduced through repayments or sales. With regard to liabilities, the Company would expect to see an increase in low-cost core deposits in tandem with a reduction in higher cost certificates of deposit (“CDs”). At the same time, the Company’s borrowings will increasingly consist of repurchase agreements with Wall Street brokerage firms.

Stockholders’ equity totaled $2.9 billion at year-end 2003, signifying a $1.5 billion, or 116.7%, increase from the balance recorded at year-end 2002. The 2003 amount reflects the goodwill and core deposit intangible (“CDI”) stemming from the Roslyn merger, which totaled $1.3 billion and $54.4 million, respectively. Excluding the goodwill and CDI, the Company’s tangible stockholders’ equity totaled $851.3 million at December 31, 2003, equivalent to a tangible book value per share of $3.38. The increase in tangible stockholders’ equity also reflects a $119.5 million rise in cash earnings, as previously defined, to $379.2 million. The growth in stockholders’ equity was utilized to distribute dividends in the amount of $131.1 million and to repurchase 11,281,374 shares of the Company’s common stock for a total of $237.9 million. At December 31st, the number of shares outstanding totaled 256,649,073, reflecting shares repurchased and shares issued in connection with the Roslyn merger.

In January 2004, the Company took steps to enhance its tangible capital levels, generating net proceeds of $399.5 million through the aforementioned follow-on offering of 13.5 million shares of its common stock. Had the offering occurred prior to year-end, it would have increased the Company’s tangible stockholders’ equity to $1.3 billion and its split-adjusted tangible book value per share to $4.72 at December 31, 2003. The majority of the proceeds were contributed to the Bank, which used the funds for various purposes, including loan production. The remaining proceeds were primarily used by the Company for the payment of dividends, share repurchases, and the purchase of short-term money market investments.

The Company also increased its quarterly cash dividend in 2003, in each of the year’s four quarters, resulting in a 67% increase by the end of the year. In the first quarter of 2004, the upward trend continued, with the Board raising the quarterly cash dividend another 12%.

Fueled by interest-earning asset growth, and the two-month benefit of the Roslyn merger, the Company recorded 2003 earnings of $323.4 million, up $94.1 million, or 41.1%, year-over-year. The 2003 amount was equivalent to $1.65 on a diluted per share basis, representing a 31.7% increase from $1.25 per diluted share in the year-earlier twelve months. The Company’s 2003 earnings include the aforementioned pre-tax gain of $37.6 million stemming from the sale of its South Jersey Bank Division on the 19th of December. Equivalent to $22.7 million, or $0.12 per diluted share, on an after-tax basis, the net gain offset an after-tax charge of $19.0 million, or $0.10 per diluted share, stemming from the merger-related allocation of ESOP shares.

Based on the strength of its 2003 results, and management’s expectations regarding loan and revenue growth over the next four quarters, the Company has raised its 2004 diluted earnings per share projections to a split-adjusted range of $2.17 to $2.20 from the $1.90 projected at the time the Roslyn merger was announced in June 2003. Please see “Forward-looking Statements and Associated Risk Factors” for a discussion of various factors that could cause the Company’s actual results to differ materially from these projected results.

In addition, it should be noted that the Company routinely evaluates opportunities to expand through acquisition, and frequently conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place in the future, and acquisitions involving cash, debt, or equity securities may occur.

FINANCIAL CONDITION

Balance Sheet Summary

The asset growth recorded in 2003 exceeded all prior Company records, with total assets rising 107.2% to $23.4 billion from $11.3 billion at December 31, 2002. In addition to the $10.4 billion of assets acquired in the Roslyn merger on the 31st of October, asset growth was boosted by the record volume of loans produced over the course of the year. Originations totaled $4.3 billion in 2003, including $2.0 billion in the fourth quarter, as compared to $2.6 billion in all of 2002. The fourth quarter volume is indicative of the Company’s capacity for loan production, which has been enhanced by the infusion of funds stemming from the combination with Roslyn.

At December 31, 2003, loans outstanding totaled $10.5 billion, signifying a year-over-year increase of $5.0 billion, or 91.3%. Multi-family mortgage loans represented $7.4 billion of the year-end 2003 total, having risen $2.9 billion, or 63.9%, year-over-year. While the Roslyn merger contributed multi-family loans of $1.4 billion, the increase in the portfolio was primarily due to the record level of loan production, with $3.4 billion of multi-family loans originated in 2003.

Although multi-family lending remained its primary focus, the Company also produced a record level of commercial and construction real estate loans during the year. Reflecting the addition of Roslyn’s loans and organic loan production, the Company’s realized a $911.7 million rise in commercial real estate loans to $1.4 billion and a $526.5 million rise in construction loans to $643.5 million in 2003. Originations accounted for $461.4 million and $140.8 million of the respective totals, while the Roslyn merger contributed commercial real estate loans of $716.3 million and construction loans of $529.8 million at October 31, 2003.

One-to-four family loans rose $465.2 million year-over-year, to $731.0 million, while other loans rose $232.8 million to $311.6 million at December 31, 2003. The increases were entirely attributable to the Roslyn merger, as the Company maintains a policy of selling the one-to-four family and consumer loans it originates within ten days of closing to a third-party conduit. Roslyn contributed one-to-four family loans of $636.4 million and other loans of $253.5 million at the merger date.

Asset growth was also fueled by securities investments, as the Company maintained its strategy of leveraged growth in the first ten months of 2003. Capitalizing on the steepest yield curve in more than a decade, the Company increased its use of borrowings during the first three quarters to invest in mortgage-backed and –related securities at favorable spreads.

In the fourth quarter of 2003, management shifted its focus in the wake of the Roslyn merger to a strategy of balance sheet repositioning. While the increase in multi-family loans figured significantly in this process, the downsizing of the securities portfolio was also paramount. To reduce its exposure to credit and interest-rate risk, and begin to restore the mix of assets to its pre-merger configuration, the Company sold $1.1 billion of the securities acquired in the Roslyn merger, and invested the proceeds into loans and mortgage-backed and –related securities featuring higher yields. Prepayments also produced a significant level of cash flows in the third and fourth quarters; these too were deployed into higher yielding loans and securities.

Securities totaled $9.5 billion at December 31, 2003, signifying a $5.0 billion, or 111.0%, increase from the balance recorded at December 31, 2002. Included in the year-end 2003 amount were $6.3 billion of securities available for sale, up from $4.0 billion, and $3.2 billion that were held to maturity, up from $549.5 million. Mortgage-backed and -related securities represented $5.5 billion and $2.0 billion of the respective year-end 2003 totals, as compared to $3.6 billion and $36.9 million at year-end 2002. At October 31, 2003, the Roslyn merger contributed securities available for sale of $4.1 billion and securities held to maturity of $1.7 billion, including mortgage-backed and -related securities of $3.1 billion and $1.5 billion, respectively.

In the first two months of 2004, the Company continued its balance sheet repositioning, with the sale of $129.9 million of home equity loans it acquired through the Roslyn merger on October 31st. The proceeds from the sale of these loans, like the proceeds from securities sales and repayments, are being used to originate loans and purchase securities that are more consistent with the Company’s risk-averse portfolios.

Validating its emphasis on the production of risk-averse assets, the Company’s record of asset quality was sustained in 2003. In addition to marking its 37th consecutive quarter without any net charge-offs, the Company maintained a 0.15% ratio of non-performing assets to total assets, despite the significant growth of its loan portfolio between December 31, 2002 and December 31, 2003. Reflecting the addition of Roslyn’s balance sheet on the 31st of October, the balance of non-performing assets rose from $16.5 million to $34.4 million over the twelve-month period. Non-performing loans accounted for $16.3 million and $34.3 million, respectively, of the year-end 2002 and 2003 totals, and were equivalent to 0.30% and 0.33% of loans, net. At the same time, other real estate owned declined from $175,000 at December 31, 2002 to $92,000 at December 31, 2003.

The allowance for loan losses rose $37.8 million year-over-year to $78.3 million, representing 228.01% of non-performing loans and 0.75% of loans, net at December 31, 2003. The increase in the allowance for loan losses was entirely attributable to the addition of Roslyn’s loan loss allowance, as the Company made no provisions for loan losses during the year. At December 31, 2002, the allowance for loan losses totaled $40.5 million, equivalent to 247.83% of non-performing loans and 0.74% of loans, net.

Goodwill totaled $1.9 billion at December 31, 2003, as compared to $624.5 million at December 31, 2002. The increase reflects the goodwill recorded in connection with the Roslyn merger; the year-earlier balance consisted of the goodwill stemming from the Richmond County and Haven merger transactions alone.

The Roslyn merger also contributed CDI of $54.4 million at the end of October, which was reduced through amortization to $53.5 million at December 31, 2003. CDI totaled $99.0 million at that date, including the CDI stemming from the Roslyn merger and $45.5 million of the remaining unamortized CDI stemming from the Richmond County merger on July 31, 2001. In each case, the CDI is being amortized over a period of ten years on a straight-line basis, with the Roslyn-related CDI being amortized at an annual rate of $5.4 million and the Richmond County-related CDI being amortized at a rate of $6.0 million per year.

Other assets rose $311.2 million year-over-year to $634.5 million, including a $172.0 million increase in Bank-owned Life Insurance (“BOLI”) to $375.0 million. The Roslyn merger accounted for $270.2 million of the increase in other assets, including $125.9 million of the year-over-year rise in BOLI. The remainder of the increase in BOLI reflects a rise in the cash surrender value of the Company’s stand-alone investment and the purchase of $30.0 million more during 2003. An additional $100.0 million of BOLI was purchased by the Company on February 27, 2004.

The repositioning of the asset mix in the wake of the Roslyn merger was paralleled by a shift in the Company’s sources of funds. One of the primary benefits of the Roslyn merger was the addition of its branch network and the accompanying infusion of deposits. Such deposits totaled $5.9 billion at the time of the merger, including $2.7 billion of core deposits and $3.2 billion of CDs. Deposits totaled $10.3 billion at December 31, 2003, signifying a $5.1 billion, or 96.5%, rise from the balance recorded at December 31, 2002. Core deposits represented $6.0 billion, or 57.8%, of the year-end 2003 total, as compared to $3.3 billion, or 62.9%, at the prior year-end. CDs totaled $4.4 billion at December 31, 2003, up $2.4 billion, reflecting the addition of Roslyn’s CD balances. Prior to the merger, the Company’s balance of CDs had been declining, reflecting management’s emphasis on attracting lower-cost core deposits and its non-aggressive pricing policy with regard to CDs.

The increase in deposits stemming from the Roslyn merger was slightly offset by the sale of the Company’s South Jersey Bank Division, consisting of eight branches with deposits of $340.3 million, on December 19, 2003. Included in the latter amount were core deposits totaling $207.0 million and CDs totaling $133.3 million.

While deposits grew year-over year, the Company’s primary source of funding in 2003 consisted of borrowings. Borrowings totaled $9.9 billion at December 31, 2003, up $5.3 billion, or 116.3%, from the balance recorded at December 31, 2002. The increase reflects the $3.9 billion of borrowed funds acquired in the Roslyn merger, and the borrowings committed to by the Company in the first ten months of the year.

During the year, the mix of borrowings underwent several changes, with a greater emphasis being placed on repurchase agreements with Wall Street brokerage firms. At December 31, 2003, such agreements represented $5.6 billion, or 56.5%, of total borrowings, as compared to $486.1 million, representing 10.6%, at the prior year-end. At the same time, FHLB-NY advances represented $2.4 billion, or 24.0%, of the year-end 2003 total, in contrast to $2.3 billion, representing 49.0%, at year-end 2002. The shift in the mix of borrowings corresponds to management’s focus on reducing its exposure to the uncertainty surrounding the FHLB-NY’s payment of its quarterly dividend. In the third quarter of 2003, the FHLB-NY suspended its quarterly cash dividend, which reduced the total amount of dividend income produced by the Company’s FHLB-NY stock. In addition, no dividend income was recognized in the fourth quarter of the year.

The remainder of the Company’s borrowings at year-end 2003 consisted of trust preferred securities totaling $590.1 million, as compared to $368.8 million at year-end 2002. Included in the 2003 amount were $62.1 million of trust preferred securities and $102.0 million of preferred stock that were acquired in the Roslyn merger and $60.0 million that were sold in a private placement transaction in the second quarter by a second-tier subsidiary of the Company, CFS Investments New Jersey, Inc. The latter securities consisted of $10.0 million of 8.25% fixed-rate preferred stock and $50.0 million of LIBOR plus 3.25% floating–rate preferred stock.

Significant cash flows also stemmed from securities sales and repayments and from repayments on mortgage loans. In 2003, securities sales and redemptions generated cash flows of $8.2 billion, including $3.3 billion in the fourth quarter; mortgage repayments generated an additional $2.6 billion during the year, including $941.7 million in the last three months.

Stockholders’ equity rose $1.5 billion, or 116.7%, to $2.9 billion, equivalent to a 56.4% rise in book value per share to $11.40. In addition to the equity acquired in the Roslyn merger, the increase was fueled by a $119.5 million rise in cash earnings to $379.2 million (as previously presented in the cash earnings reconciliation), which offset the allocation of $131.1 million toward dividend distributions and the allocation of $237.9 million toward the repurchase of Company shares. On January 30, 2004, the Company issued 13.5 million shares of common stock, generating net proceeds of $399.5 million. Had the offering taken place prior to year-end 2003, the Company’s stockholders’ equity would have equaled $3.3 billion, equivalent to a book value of $12.33 per share. The impact on the Company’s tangible stockholders’ equity would have been even greater, raising the balance from $851.3 million to $1.3 billion on a pro forma basis, and its tangible book value from $3.38 per share to $4.72 per share.

At December 31, 2003, the number of outstanding shares totaled 256,649,073, including the shares issued pursuant to the Roslyn merger in October, the exercise of stock options, and the repurchase of 11,281,374 shares over the course of the year. On June 26, 2003, the Board authorized the repurchase of up to 5,200,000 shares outstanding; of these, 964,541 were still available for repurchase at year-end 2003. On February 26, 2004, with approximately 410,000 shares remaining under the June 2003 authorization, the Board authorized the Company to repurchase up to five million more shares of its common stock.

Loans

The significant level of asset growth that stemmed from the Roslyn merger was complemented by the record volume of loans produced over the course of the year. Loan originations totaled $4.3 billion in 2003, exceeding the prior-year volume of $2.6 billion by 69.1%. While the interest rate environment triggered prepayments of $2.6 billion, the combination of loans produced and loans acquired in the merger boosted the loan portfolio to $10.5 billion, signifying a year-over-year increase of $5.0 billion, or 91.3%.

Multi-family loans totaled $7.4 billion at December 31, 2003, signifying a $2.9 billion, or 63.9%, increase from the total recorded at December 31, 2002. While the Roslyn merger contributed $1.4 billion of such loans, the increase was primarily due to organic growth. In 2003, the Company originated $3.4 billion of loans secured by multi-family buildings, a 64.3% increase from $2.1 billion in the prior year. In 2003 and 2002, multi-family loans represented 78.1% and 80.4%, respectively, of total loan originations and 70.2% and 81.9%, respectively, of total loans outstanding at the respective year-ends.

The Company’s focus on multi-family lending is consistent with its risk-averse nature. Such loans tend to refinance every three to five years, regardless of the interest rate climate, making them generally less susceptible to interest rate risk than one-to-four family loans. In addition, the performance of the Company’s multi-family loan portfolio has been consistently solid: The Company has not had a loss on any in-market multi-family loan for 20 years or more.

The approval process for multi-family loans is also highly efficient, typically taking a period of four to six weeks. Multi-family loans are arranged through a select group of experienced mortgage brokers who are familiar with the Company’s underwriting procedures and its reputation for timely response. As one of the few banks in the region to produce such loans in the late 1980s and early 1990s, the Company has secured a solid reputation as a multi-family lender, and has been rewarded with a steady supply of product, despite the visibility of other competitors in its marketplace.

The Company’s multi-family market niche is centered in the New York metro region and is primarily comprised of buildings that are rent-controlled or rent-stabilized. At December 31, 2003, 40.7% of the portfolio was secured by buildings based in Manhattan, with another 40.7% secured by buildings in the other four boroughs of New York City. The Company’s loans are typically made to long-term property owners who invest the funds they’ve borrowed back into the buildings securing the loans. As improvements are made to the apartments within, the rents are permitted to increase in accordance with rent regulations, thus creating more cash flow for the borrower to borrow against. This cycle has repeated itself consistently over the decades, with most loans refinancing with the Company. Because these buildings have been well maintained, and because their rents are typically below market, the buildings securing the Company’s loans tend to be fully occupied. The Company bases its decision to lend on the cash flows produced by the building, rather than on the market value, which may change as the economy turns.

The Company’s multi-family loans generally feature a term of ten years, with a fixed rate of interest for the first five years of the mortgage and a rate that adjusts annually in each of years six through ten. However, as multi-family lending is, as stated above, a refinancing business, the Company’s typical multi-family loan has an average life of four years. Loans that refinance within the first five years are subject to a stringent prepayment penalty schedule; depending on the remaining term of the loan at the time of prepayment, the penalties normally range from five percentage points to one in years one through five. While such penalties represent a potential source of income, they also serve as an enhancement to the Company’s negotiations with borrowers seeking to refinance with the Bank. Because the majority of loans in portfolio tend to stay with the Bank upon refinancing, the potential for future portfolio growth is enhanced with every new loan that is made.

It is currently expected that multi-family loans will be restored to their pre-merger prominence within the mix of loans outstanding as the Company deploys the bulk of its liquidity into the origination of such credits, and as the balances of one-to-four family and other loans decline.

The Company originates one-to-four family and other loans on a pass-through basis only. Applications are taken and processed by the third-party provider, which receives a fee from the Company. The third-party provider then pays a fee to the Company for each loan that is closed and delivered, resulting in a net increase in other income to the Company. The Company then sells these loans, without recourse, to the same third-party provider, typically producing a net gain on sale. In addition to ensuring that its customers have a wide range of one-to-four family products to choose from, the conduit arrangement supports two of the Company’s chief objectives: reducing its exposure to credit and interest rate risk and promoting efficiency. One-to-four family loans tend to be more susceptible to economic adversity and fluctuating interest rates than loans secured by multi-family buildings; in addition, they are more costly to originate and service than other types of loans. The conduit arrangement effectively eliminates the risks involved in one-to-four family lending, as well as the higher costs involved. In 2003, the Company originated one-to-four family loans of $301.7 million that were subsequently sold to a third-party conduit.

In 2003, the portfolio of one-to-four family loans declined steadily over the first three quarters, reflecting an increase in repayments as market interest rates declined. In the fourth quarter of the year, the portfolio was increased by the Roslyn merger, which contributed one-to-four family loans of $636.4 million at October 31st. The net effect of this increase and the offsetting volume of repayments was a $465.2 million rise in one-to-four family loans outstanding to $731.0 million at December 31, 2003. The 2003 amount represented 7.0% of loans outstanding, up from 4.8% at December 31, 2002. In 2004, the concentration of one-to-four family loans is expected to decline further through attrition, reflecting both repayments and the Company’s conduit policy.

The Company also originates other loans on a conduit basis, in the same way, and for the same reasons, that it originates one-to-four family loans. Other loans, primarily consisting of home equity and consumer loans, totaled $311.6 million at December 31, 2003, as compared to $78.8 million at December 31, 2002. The increase was largely attributable to the Roslyn merger, which contributed other loans of $253.5 million. The balance of other loans is expected to decline in 2004, reflecting sales and repayments and the absence of any additions to the portfolio. In the first two months of 2004, the Company sold $129.9 million of the home equity loans acquired in the Roslyn merger, in keeping with its efforts to reduce its exposure to credit and interest rate risk.

To complement its portfolio of loans secured by multi-family buildings, the Company also originates—and retains for portfolio—commercial real estate and construction loans. Commercial real estate loans totaled $1.4 billion at December 31, 2003, up $911.7 million, reflecting the addition of Roslyn’s $716.3 million portfolio and a record level of originations over the course of the year. In 2003, the Company produced commercial real estate loans of $461.4 million, exceeding the year-earlier volume by $302.1 million.

The Company’s commercial real estate loans are structured in the same manner as its multi-family credits, typically featuring a fixed rate for the first five years of the loan and a rate that adjusts in each of years six through ten. Prepayment penalties also apply, with five points generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. The majority of commercial real estate loans are secured by office or retail buildings in the five boroughs of New York City.

Construction loans totaled $643.5 million at year-end 2003, up $526.5 million from the year-earlier amount. The increase reflects loans acquired in the Roslyn merger totaling $529.8 million, and a record level of originations over the course of the year. Originations totaled $140.8 million in the current twelve-month period, as compared to $89.2 million in 2002.

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

Included in the year-end 2003 balance of construction loans were loans originated for the development of residential subdivisions on Long Island, which was Roslyn’s lending niche. Such lending is consistent with the Company’s focus on risk-averse assets and is expected to continue in 2004. Also reflected in the year-end 2003 balance were loans originated by Roslyn for the rehabilitation of multi-family buildings in New York City. As such loans reach maturity and rehabilitation is completed, it is expected that such loans will be considered for refinancing in accordance with the Company’s credit standards for multi-family loans.

In 2004, the repositioning of the asset mix is expected to continue, with multi-family and residential subdivision construction loans dominant among the loans produced. It is currently management’s expectation that a 20% net increase in loans will be achieved by the end of the year.

LOAN PORTFOLIO ANALYSIS

	At December 31,
	2003		2002		2001
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
MORTGAGE LOANS:
Multi-family	$7,368,155	70.18%	$4,494,332	81.88%	$3,255,167	60.23%
One-to-four family	730,963	6.96	265,724	4.84	1,318,295	24.40
Commercial real estate	1,445,048	13.76	533,327	9.71	561,944	10.40
Construction	643,548	6.13	117,013	2.13	152,367	2.82

Total mortgage loans	10,187,714	97.03	5,410,396	98.56	5,287,773	97.85

Other loans	311,634	2.97	78,787	1.44	116,878	2.15

Total mortgage and other loans	10,499,348	100.00%	5,489,183	100.00%	5,404,651	100.00%

Unearned premiums	—		19		91
Net deferred loan origination costs (fees)	1,023		(5,130)		(3,055)
Allowance for loan losses	(78,293)		(40,500)		(40,500)

Loans, net	$10,422,078		$5,443,572		$5,361,187

Asset Quality

Superior asset quality has been a key component of the Company’s performance throughout its ten years as a public company. In 2003, its record of quality was extended despite the significant level of loan growth accomplished through organic loan production and the addition of Roslyn’s loan portfolio.

In addition to recording its 37th consecutive quarter without any net charge-offs against the allowance for loan losses, the Company maintained its exceptional measures of asset quality. At December 31, 2003 and 2002, non-performing assets respectively totaled $34.4 million and $16.5 million, equivalent to 0.15% of total assets at each of the corresponding dates. Non-performing loans accounted for $34.3 million and $16.3 million, respectively, of the year-end 2003 and 2002 totals and were equivalent to 0.33% and 0.30% of loans, net, respectively. The year-end ratios also reflect a modest change from the September 30, 2003 measures, with non-performing assets then representing 0.10% of total assets and non-performing loans then representing 0.21% of loans, net. The linked-quarter increases reflect the addition of Roslyn’s assets in connection with the merger on October 31st.

Included in non-performing loans at December 31, 2003 were non-accrual mortgage loans totaling $32.3 million, representing a $20.4 million increase from the year-earlier amount. Other non-accrual loans represented the remainder of the year-end 2003 balance, at $2.0 million; there were no other non-accrual loans recorded at December 31, 2002. At the latter date, the Company had loans 90 days or more delinquent and still accruing interest of $4.4 million; the Company had no such loans at December 31, 2003.

A loan is generally classified as a “non-accrual loan” when it is 90 days past due and management has determined that the collectibility of the entire loan is doubtful. When a loan is placed on “non-accrual” status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

Other real estate owned totaled $92,000 at year-end 2003, signifying an $83,000 reduction from the total recorded at December 31, 2002. The balance at December 31, 2003 was comprised of two loans secured by one-to-four family homes within the Company’s primary market, with an average loan-to-value ratio of 49.6%.

Consistent with its practice following the Haven and Richmond County mergers, the Company performed a review of the loan portfolio acquired in connection with the Roslyn merger to determine if the risk characteristics were consistent with the credit standards applied to the Company’s stand-alone portfolio. Based upon management’s findings, certain of Roslyn’s loans were written down to their fair value, and certain other loans are expected to be sold in 2004. In the first two months of the year, the Company sold $129.9 million of the home equity loans acquired in the Roslyn merger, as their risk profile did not match the Company’s established standards. The sales generated no gain or loss during the period.

The quality of the loan portfolio reflects the relative strength of the local real estate market and the Company’s adherence to the conservative underwriting and credit standards it maintains. In the case of multi-family and commercial real estate loans, management looks first at the consistency of the cash flow being generated to determine its economic value, and then at the market value of the property that collateralizes the loan. The amount of the loan is then based on the lower of the two.

The condition of the property is another critical factor. Every building is inspected from rooftop to basement as a prerequisite to approval by executive management and the Mortgage and Real Estate Committee (the “Committee”) of the Board, which approves all loans. In addition, a member of the Committee participates in inspections on every loan in excess of $2.0 million. Furthermore, independent appraisers, whose appraisals are carefully reviewed by the Company’s in-house appraisal officers, perform the appraisals on all of the properties. The Bank’s multi-family and commercial real estate loans are brought to the Bank by a select group of mortgage brokers who, for the most part, have worked with the Bank for many years.

To further minimize credit risk, the Company limits the amount of credit granted to any one borrower and requires a minimum debt service ratio of 120%, although a minimum of 140% is more the Company’s norm. Although the Company will lend up to 75% of the appraised value on multi-family buildings and up to 65% on commercial properties, the average loan-to-value ratio of such credits at December 31, 2003 was 59.4% and 54.2%, respectively. The average multi-family loan in the portfolio at that date had a principal balance of $2.5 million; the average commercial real estate loan had a principal balance of $1.4 million.

As a result of the Roslyn merger, the Company acquired an attractive portfolio of residential subdivision construction loans. Like the Company’s multi-family loans, these loans are made to local borrowers with a solid reputation and extensive development expertise. At the time of the merger, Roslyn had not had a net charge-off on such loans in more than a decade, making them a solid addition to the Company’s risk-averse loan portfolio.

Subdivision loans are typically originated for a term of eighteen to twenty-four months at a floating rate of interest, thereby reducing the Company’s exposure to interest rate risk. Credit risk is also reduced by the loan disbursement process, with a substantial portion of the loan commitment being made available to the borrower only upon receipt of a signed contract of sale for each unit being built. Loan proceeds are advanced as various stages of construction are completed and certified by the Bank’s consulting engineers.

The Company’s construction loans have also been stringently underwritten, and primarily made to well-established builders who have worked with the Bank or its merger partners in the past. The Company will typically lend up to 70% of the estimated market value, and up to 80% in the case of home construction loans to individuals. With respect to commercial construction loans, which are not its primary focus, the Company will typically lend up to 65% of the estimated market value of the property. Loan proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided to the Bank by its own lending officers and/or consulting engineers.

The Company has not originated one-to-four family or consumer loans for portfolio since December 1, 2000, opting instead to sell such loans to a third-party conduit. Reflecting its conduit policy and the high volume of repayments, the Company realized a reduction in the balance of such loans during the first ten months of the year. While the year-end 2003 balances rose in connection with the Roslyn merger, it is currently expected that these portfolios will again be reduced through repayments and through the continuation of the Company’s conduit policy.

The repositioning of the balance sheet and the aforementioned conduit program were both designed to reduce the Company’s exposure to credit and interest rate risk. Since the Company’s multi-family loans are relatively short-term and are secured by rent-controlled and rent-stabilized buildings, it is believed that the portfolio is better insulated against downturns in the economy and interest rate volatility. Historically, the Company’s multi-family loan portfolio has outperformed its portfolio of one-to-four family credits, and is expected to grow as a means of controlling the Company’s exposure to credit and interest rate risk. The portfolio of construction loans acquired in the Roslyn merger is also expected to support this objective, given the solid historic performance of such assets and their relatively short term to maturity.

While the Company strives to originate loans of the highest quality, the absence of delinquencies cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, or by a downturn in local real estate values or the economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses, which may be increased by the provision for loan losses charged to operations or reduced by charge-offs or reversals.

While no provisions for loan losses were set aside in 2003, and no charge-offs or reversals were recorded, the allowance for loan losses increased from $40.5 million at December 31, 2002 to $78.3 million at December 31, 2003. The increase was attributable to the addition of Roslyn’s $37.8 million loan loss allowance, in connection with the merger on October 31st. As compared to the year-end 2002 allowance, which was equivalent to 247.83% of non-performing loans and 0.74% of loans, net, the year-end 2003 allowance was equivalent to 228.01% of non-performing loans and 0.75% of loans, net.

Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In establishing the allowance for loan losses, management also considers the Company’s current business strategy and underwriting process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures.

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

Performing loans are also reviewed by collateral type, with similar risk factors being assigned. These risk factors take into consideration the borrower’s ability to pay and the Bank’s past loan loss experience with each loan type, among other matters. The performing loan categories are also assigned quantified risk factors, which result in allocations to the allowance that correspond to the individual types of loans in the portfolio.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic and local market conditions beyond management’s control. In addition, various regulatory agencies periodically review the Bank’s allowance for loan losses as an integral part of the examination process. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the loan loss allowance based on the judgment of the regulators with regard to information provided to them during their exams. Based upon all relevant and presently available information, management believes that the current allowance for loan losses is adequate.

The Company’s policies with regard to the allowance for loan losses are considered critical to its financial condition because they require management to make difficult, complex, or subjective judgments regarding matters that may be inherently uncertain. Accordingly, the allowance for loan losses is also discussed under “Critical Accounting Policies,” and in Note 1 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies.” For more information regarding the Company’s asset quality and the coverage provided by the loan loss allowance, please see the Asset Quality Analysis that follows and “Provision for Loan Losses” within the discussion of the Company’s results of operations.

ASSET QUALITY ANALYSIS

	At December 31,
(dollars in thousands)	2003	2002	2001	2000	1999
ALLOWANCE FOR LOAN LOSSES:
Balance at beginning of year	$40.500	$40,500	$18,064	$7,031	$9,431
Acquired allowance	37,793	—	22,436	11,033	—
Reversal of provision for loan losses	—	—	—	—	(2,400)

Balance at end of year	$78,293	$40,500	$40,500	$18,064	$7,031

NON-PERFORMING ASSETS:
Non-accrual mortgage loans	$32,344	$11,915	$10,604	$6,011	$2,886
Other non-accrual loans	1,994	—	—	—	—
Loans 90 days or more delinquent and still accruing interest	—	4,427	6,894	3,081	222

Total non-performing loans	34,338	16,342	17,498	9,092	3,108
Other real estate owned	92	175	249	12	66

Total non-performing assets	$34,430	$16,517	$17,747	$9,104	$3,174

RATIOS:
Non-performing loans to loans, net	0.33%	0.30%	0.33%	0.25%	0.19%
Non-performing assets to total assets	0.15	0.15	0.19	0.19	0.17
Allowance for loan losses to non-performing loans	228.01	247.83	231.46	198.68	226.22
Allowance for loan losses to loans, net	0.75	0.74	0.76	0.50	0.44

Securities and Mortgage-backed and -related Securities

The Company selects its investments to support three primary objectives: minimizing its exposure to credit, prepayment, and interest rate risk; providing needed liquidity; and keeping the Bank’s funds fully employed at the maximum rate of return.

The Company groups its securities investments into two classifications: available for sale and held to maturity. As reflected on the balance sheet, available-for-sale securities are further divided into two categories: mortgage-backed and -related securities, and investment securities. While securities classified as available for sale are intended to generate earnings, they also represent a significant source of cash flows for lending and for general operating activities. In 2003, cash flows from the sale and redemption of available-for-sale securities totaled $7.8 billion, exceeding the year-earlier volume by $5.1 billion. Available-for-sale securities also provide management with the flexibility to take appropriate action when attractive market opportunities arise or market conditions change.

The Company’s held-to-maturity securities are similarly divided into mortgage-backed and -related securities and other investment securities. The held-to-maturity portfolios also serve as a source of earnings, and as a source of liquidity.

While multi-family loans remain the Company’s principal asset, the portfolio of securities has grown significantly in the past year. In the twelve months ended December 31, 2003, total securities rose $5.0 billion to $9.5 billion, including a $2.3 billion increase in total securities available for sale and a $2.7 billion increase in total securities held to maturity. Reflected in these balances are securities acquired in the fourth quarter, in connection with the Roslyn merger on October 31st. At the time of the merger, Roslyn had securities totaling $5.8 billion; by the end of the year, this balance had been reduced by $1.8 billion, largely through principal reductions and sales.

While the Roslyn merger accounted for most of the growth in total securities in 2003, the year-over-year increase was also fueled by the continuation of the Company’s leveraged growth strategy. Capitalizing on the yield curve, the Company increased its borrowings from January through October, and deployed them into securities at attractive spreads. Furthermore, as long-term rates began, and continued, to rise during the third and fourth quarters, the liquidity created by prepayments was utilized to replenish the mix of assets—including securities—at substantially higher yields. In addition to strengthening the risk-averse profile of its assets, these strategies contributed significantly to the Company’s year-over-year earnings growth.

At December 31, 2003, the portfolio of securities available for sale amounted to $6.3 billion, up 58.8% from $4.0 billion at December 31, 2002. Although the increase was significant, the 2003 amount represented only 26.8% of total assets, in contrast to the 2002 balance, which represented 34.9%. Mortgage-backed and –related securities accounted for $5.5 billion, or 87.6%, of securities available for sale at December 31, 2003, and featured a weighted average life of 3.4 years. Debt and equity securities accounted for the remaining $775.7 million of the year-end 2003 balance and included capital trust notes of $399.8 million.

Securities held to maturity also rose significantly, to $3.2 billion from $549.5 million, representing 13.7% and 4.9% of total assets at December 31, 2003 and 2002, respectively. The 2003 amount primarily consisted of mortgage-backed and -related securities totaling $2.0 billion, representing 63.3% of securities held to maturity. The remainder of the held-to-maturity portfolio consisted of debt securities totaling $1.2 billion; of this amount, $275.7 million consisted of capital trust notes and $239.7 million consisted of corporate bonds.

Reflecting management’s stated preference for multi-family lending, it is expected that the Company’s portfolios of securities and mortgage-backed and -related securities will be reduced over time. The Company intends to invest the cash flows generated by securities sales and repayments into multi-family and other higher yielding loan originations, depending on market conditions and other investment opportunities.

Sources of Funds

In its ten years as a public company, the Company has earned a solid reputation for its ability to generate a significant level of interest-earning asset growth. The Company’s ability to fund that growth with deposits was substantially expanded as a result of the Roslyn merger in the fourth quarter of 2003. Deposits totaled $10.3 billion at December 31, 2003, signifying a $5.1 billion, or 96.5%, increase from the total recorded at December 31, 2002.

Core deposits represented $6.0 billion, or 57.8%, of the year-end 2003 total, as compared to $3.3 billion, representing 62.9%, at the prior year-end. The 80.5% increase consisted of a $1.1 billion, or 92.0%, rise in NOW and money market accounts to $2.3 billion, representing 22.3% of total deposits; a $1.3 billion, or 79.3%, rise in savings accounts to $2.9 billion, representing 28.5% of total deposits; and a $255.1 million rise in non-interest-bearing accounts to $720.2 million, representing 7.0% of total deposits at year-end 2003. While the Company acquired $2.7 billion in core deposits through the Roslyn merger, this addition was partly tempered by the sale of the South Jersey Bank branches, which held core deposits of $207.0 million at December 19th, the date of the sale.

At December 31, 2003, CDs represented $4.4 billion, or 42.2%, of total deposits, as compared to $1.9 billion, which represented 37.1% of the total at December 31, 2002. While the Roslyn merger added $3.2 billion in CDs on the 31st of October, the increase was offset by the sale of the South Jersey Bank branches, which held $133.3 million of CDs when the sale took place. In addition, the Company has maintained a strategy of discouraging “hot money” deposits (i.e., deposits attracted by well above-average market rates of interest) and of allowing such deposits to run off at maturity. Consistent with this strategy, the Company reduced its balance of CDs by $678.2 million over the course of the year. When appropriate, the Company encourages its customers to invest such funds into the third-party investment products that are offered through its branch network. The Company earns other operating income on the sale of such third-party products and ranks among the thrift industry’s top producers of revenues from investment product sales.

The Company’s ability to attract and retain deposits depends on various factors, including market interest rates and competition with other banks. The Company vies for deposits by emphasizing convenience and service: customers are offered a broad range of financial products and services at a large number of locations, each of which features extensive evening and weekend hours. Besides traditional checking and savings accounts, the product menu features a full range of third-party investment products, including insurance, annuities, and mutual funds. The Company also features several delivery channels, including online banking through its web site, www.myNYCB.com.

The Company operates its 140 banking offices through seven community divisions, each one enjoying a strong local identity. In Queens and Richmond counties, the two fastest growing boroughs of New York City, the Company is the second largest thrift, based on deposits, with respective market shares of 8.7% and 19.3%. In neighboring Nassau County, the Company enjoys a 9.9% share of deposits, making it the county’s second largest thrift. The Company also has a significant share of deposits in several other densely populated markets within the New York metro region, including 20% of deposits in Bayonne, New Jersey. Market share information was provided by SNL Financial as of June 30, 2003 as if Roslyn had merged with the Company as of that date.

The Company’s 52 in-store branches represent the largest supermarket banking franchise in the New York metro region, and one of the largest in the Northeast. Open seven days a week, including most holidays, the Company’s in-store branches have been a significant source of low-cost deposits and of revenues from third-party investment product sales.

While the Company increased its deposits in 2003 as a result of the merger, borrowings were its primary source of funds in the first ten months of the year. In connection with its leveraged growth strategy, the Company increased its borrowings from January through October; the balance was further increased through the addition of Roslyn’s borrowings, in the amount of $3.8 billion, on October 31st. As a result, borrowings totaled $9.9 billion at December 31, 2003, signifying a $5.3 billion, or 116.3%, increase from the balance recorded at December 31, 2002.

While the balance of borrowings rose year-over-year, the mix underwent several changes, with a greater emphasis being placed on repurchase agreements with Wall Street brokerage firms. At December 31, 2003, such agreements represented $5.6 billion, or 56.5%, of total borrowings, as compared to $486.1 million, representing 10.6%, at the prior year-end. At December 31, 2003, the Company also had repurchase agreements with the FHLB-NY in the amount of $1.1 billion, down from $1.5 billion at December 31, 2002.

FHLB-NY advances accounted for $2.4 billion, or 24.0%, of total borrowings at the end of December, as compared to $2.3 billion, representing 49.0% of the total, at December 31, 2002. The remainder of the Company’s borrowings at year-end 2003 consisted primarily of trust preferred securities in the amount of $590.1 million, up $221.3 million from the year-earlier amount.

As the Company has been successful in deploying borrowed funds into interest-earning assets at favorable spreads, its leveraged growth strategy is currently expected to continue, depending on the steepness of the yield curve and the availability of attractive investments, in 2004.

Another significant source of funds during the year was the liquidity provided by the Company’s portfolios of available-for-sale and held-to-maturity securities. Reflecting the low level of market interest rates, the Company experienced a high volume of mortgage loan and mortgage-backed and –related securities prepayments, which resulted in an increase in cash flows in the second half of 2003. Such funds were deployed into higher-yielding assets, primarily consisting of multi-family loans and mortgage-related securities.

It is currently management’s expectation that securities sales and repayments will be a significant source of funding for the production of multi-family and other loans in 2004. Asset growth will also be funded with the net proceeds of $399.5 million that were generated by the Company’s common stock offering in January 2004, as previously discussed. In addition, the Company anticipates leveraging these proceeds to further grow its interest-earning assets.

Asset and Liability Management and the Management of Interest Rate Risk

The Company manages its assets and liabilities to reduce its exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the appropriate level of risk, given the Company’s business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with the Board’s approved guidelines.

Market Risk

As a financial institution, the Company’s primary market risk lies in its exposure to interest rate volatility. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company’s assets and liabilities, and the market value of all interest-earning assets, other than those possessing a short term to maturity. Management monitors interest rate sensitivity so that adjustments in the asset and liability mix can be made on a timely basis when deemed appropriate, based on changes in interest rates.

In the process of managing interest rate risk, the Company has pursued the following strategies: (1) emphasizing the origination and retention of multi-family and commercial real estate loans with a fixed rate of interest in the first five years of the loan and a rate that adjusts annually in each of years six through ten; these loans typically refinance in the fourth year of the loan, and usually do so with the Bank; (2) selling one-to-four family and consumer loans on a conduit basis, without recourse; and (3) investing in mortgage-backed and -related securities with an estimated average life of two to seven years. These ongoing strategies take into consideration the relative stability of the Company’s core deposits and its non-aggressive pricing policy with regard to CDs.

The actual duration of mortgage loans and mortgage-backed and -related securities can be significantly impacted by changes in prepayment activity. While mortgage prepayments will vary due to a number of factors, the volume is primarily driven by the prevailing interest rate environment and by refinancing opportunities. Other factors impacting prepayment levels include the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgage loans.

In 2003, the Company took a variety of actions to further minimize its exposure to interest rate risk. First, the Company continued to strengthen its funding base by increasing its core deposits while at the same time reducing the balance of higher-cost CDs. The increase in funding provided support for the record volume of loans originated, the majority of which were multi-family loans specifically structured to minimize interest rate risk. Secondly, the Company increased its investments in readily saleable mortgage-backed and -related securities utilizing borrowed funds. The increase in multi-family loans and in securities available for sale is indicative of a more flexible institution, one well equipped to address changes in market interest rates.

To further reduce its exposure to interest rate risk in 2003, the Company entered into four interest rate swap agreements in the second quarter to effectively convert four of its trust preferred securities from fixed to variable rate instruments. Under these agreements, which were designated and accounted for as “fair value hedges” aggregating $65.0 million, the Company received a fixed interest rate equal to the interest due to the holders of the trust preferred securities and continues to pay a floating interest rate which is tied to the three-month LIBOR. The maturity dates, call features, and other terms of the derivative instruments match the terms of the trust preferred securities. As a result, no net gains or losses were recognized in earnings with respect to these hedges in 2003. Included in “other liabilities” at December 31, 2003 is a $2.9 million liability representing the fair value of the interest rate swap agreements; a corresponding adjustment was made to the carrying amount of the trust preferred securities at the time of the agreement to recognize the change in their fair value. The Company does not currently participate in any other activities involving hedging or the use of off-balance sheet derivative financial instruments.

Interest Rate Sensitivity Gap

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific period of time if it will mature or reprice within that time frame. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time.

A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. Accordingly, during a period of rising interest rates, a company with a positive gap would be better positioned to invest in higher yielding assets, as this might result in the yield on its assets increasing at a pace more closely matching the pace at which the cost of its interest-bearing liabilities is increasing than if it had a negative gap. During a period of falling interest rates, a company with a positive gap would tend to see its assets repricing at a faster rate than one with a negative gap, which might tend to restrain the growth of its net interest income or result in a decline in interest income.

Reflecting the leveraged growth of its balance sheet, the Company’s one-year gap was a negative 21.18% at September 30, 2003, as compared to the negative 16.03% one-year gap recorded at December 31, 2002. The integration of Roslyn’s positively gapped balance sheet into the Company’s on the 31st of October transitioned the one-year gap to a negative 0.63% at December 31, 2003.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which, based on certain assumptions stemming from the Bank’s historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (1) the term to repricing, or (2) the contractual terms of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2003 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For mortgage and other loans (both adjustable- and fixed-rate), prepayment rates were assumed to range up to 55% annually. Mortgage-backed and mortgage-related securities were assumed to prepay at rates between 10% and 50% per year. Savings accounts were assumed to decay at a rate of 5% for the first five years and 15% for the years thereafter. NOW and money market accounts were assumed to decay at an annual rate of 20% and 50%, respectively.

Prepayment and deposit decay rates can have a significant impact on the Company’s estimated gap. While the Company believes its assumptions to be reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future loan prepayments and deposit withdrawal activity.

INTEREST RATE SENSITIVITY ANALYSIS

	At December 31, 2003
(dollars in thousands)	Three Months or Less	More Than Three Months to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	More than Five Years to 10 Years	More than 10 Years	Total
INTEREST-EARNING ASSETS:
Mortgage and other loans(1)	$1,744,556	$3,107,875	$3,675,651	$1,669,675	$232,595	$35,681	$10,466,033
Securities(2)	69,604	275,582	66,783	2,217	678,527	1,038,197	2,130,910
Mortgage-backed and -related securities(2) (3)	925,489	1,903,635	2,756,036	1,115,746	734,902	104,129	7,539,937
Money market investments	1,000	167	—	—	—	—	1,167

Total interest-earning assets	2,740,649	5,287,259	6,498,470	2,787,638	1,646,024	1,178,007	20,138,047

INTEREST-BEARING LIABILITIES:
Savings accounts	36,837	110,511	279,958	251,963	1,700,752	567,023	2,947,044
NOW and Super NOW accounts	42,581	127,744	272,520	163,511	245,269	—	851,625
Money market accounts	181,074	543,223	724,299	—	—	—	1,448,596
Certificates of deposit	1,281,820	1,836,310	757,352	365,793	120,247	116	4,361,638
Borrowings	3,103,046	912,401	1,701,317	1,299,239	2,297,034	617,976	9,931,013

Total interest-bearing liabilities	4,645,358	3,530,189	3,735,446	2,080,506	4,363,302	1,185,115	19,539,916

Interest sensitivity gap per period(4)	$(1,904,709)	$1,757,070	$2,763,024	$707,132	$(2,717,278)	$(7,108)	$598,131

Cumulative interest sensitivity gap	$(1,904,709)	$(147,639)	$2,615,385	$3,322,517	$605,239	$598,131

Cumulative interest sensitivity gap as a percentage of total assets	(8.13)%	(0.63)%	11.16%	14.17%	2.58%	2.55%
Cumulative net interest-earning assets as a percentage of net interest-bearing liabilities	59.00	98.19	121.96	123.75	103.30	103.06

(1)	For purposes of the gap analysis, non-performing loans and the allowance for loan losses have been excluded.

(2)	Securities and mortgage-backed and –related securities are shown at their respective carrying values.

(3)	Based on historical repayment experience.

(4)	The interest sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of the market, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Furthermore, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

Net Portfolio Value

Management also monitors the Company’s interest rate sensitivity through the use of a model that generates estimates of the change in the Company’s net portfolio value (“NPV”) over a range of interest rate scenarios. NPV is defined as the net present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates, reinvestment rates, and deposit decay rates similar to those utilized in formulating the preceding Interest Rate Sensitivity Analysis. The following table sets forth the Company’s NPV as of December 31, 2003:

NET PORTFOLIO VALUE ANALYSIS (1)

(dollars in thousands)
Change in Interest Rates (in basis points)	Market Value of Assets	Market Value of Liabilities	Net Portfolio Value	Net Change	Portfolio Value Market Projected % Change to Base
-100	$24,061,049	$20,959,900	$3,101,149	$(221,866)	(6.68)%
—	23,679,503	20,356,488	3,323,015	—	—
+100	22,941,347	19,795,465	3,145,882	(177,133)	(5.33)
+200	22,118,664	19,276,072	2,842,592	(480,423)	(14.46)

(1)	The impact of a 200-basis point reduction in market interest rates cannot be determined as certain asset yields, liability costs, and related indices were below 2.00% at December 31, 2003.

As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the preceding interest rate risk measurements. Modeling changes in NPV requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Analysis presented above assumes that the composition of the Company’s interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Also, the model does not take into account the Company’s strategic actions. Accordingly, while the NPV Analysis provides an indication of the Company’s interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company’s net interest income, and may very well differ from actual results.

Liquidity, Off-Balance Sheet Arrangements and Contractual Commitments, and Capital Position

Liquidity

Liquidity is managed to ensure that cash flows are sufficient to support the Bank’s operations and to compensate for any temporary mismatches with regard to sources and uses of funds caused by erratic loan and deposit demand.

The Bank’s primary sources of funds have been the deposits it gathers through its expanding branch network, and borrowings in the form of FHLB-NY advances, repurchase agreements, and trust preferred securities. In 2003, as in 2002, significant funding stemmed from a robust level of loan and securities prepayments, as would be expected during a time of historically low market interest rates. To a lesser degree, funding stemmed from scheduled principal and interest payments and from the sale of securities and loans.

While borrowings and the scheduled amortization of securities and loans are more predictable funding sources, deposit flows and loan and securities prepayments are less predictable in nature, as they are subject to external factors beyond management’s control. Among these are changes in the economy and local real estate values, competition from other financial institutions, and market interest rates.

The principal investing activities of the Bank are the origination of mortgage loans (primarily secured by multi-family buildings) and, to a lesser extent, the purchase of mortgage-backed and -related securities and other investment securities. In the twelve months ended December 31, 2003, the net cash used in investing activities totaled $10.2 billion, largely reflecting the purchase of securities and mortgage-backed securities available for sale totaling $10.3 billion; the purchase of securities and mortgage-backed securities held to maturity totaling $3.1 billion, and the origination of mortgage loans totaling $4.3 billion. These items were offset by the sale and redemption of securities and mortgage-backed securities totaling $8.2 billion and loan repayments totaling $2.6 billion.

The Bank’s investing activities were largely funded by internal cash flows generated by its financing activities. In 2003, the net cash provided by financing activities totaled $11.7 billion, primarily reflecting a $5.1 billion net increase in deposits and a $5.3 billion net increase in borrowings. Reflecting the Roslyn merger, and the goodwill and CDI recognized in connection with that transaction, the net cash used in operating activities totaled $1.4 billion in 2003.

The Bank monitors its liquidity on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including withdrawals from depository accounts, outstanding loan commitments, contractual long-term debt payments, and operating leases. The Bank’s most liquid assets are cash and due from banks and money market investments, which collectively totaled $287.1 million at December 31, 2003, as compared to $97.6 million at the year-earlier date.

Significant liquidity also stems from the Bank’s available-for-sale portfolios of securities and mortgage-backed and –related securities, which totaled $775.7 million and $5.5 billion, respectively, at December 31, 2003. Additional liquidity is available through the Bank’s approved line of credit with the FHLB-NY, which totaled $9.4 billion at year-end, and from various repurchase agreements with the FHLB-NY and several major Wall Street brokerage firms.

At December 31, 2003, the Bank had a $375.0 million investment in BOLI, which was subsequently increased, on February 27, 2004, to $475.0 million, and for which the Bank receives preferential tax treatment. Distributions are made to the Bank only upon the death of an insured individual in accordance with the underlying policy. Accordingly, the BOLI held by the Bank does not generate regular cash flows for reinvestment.

CDs due to mature in one year or less from December 31, 2003 totaled $3.1 billion; based upon recent retention rates as well as current pricing, management believes that a significant portion of such deposits will either roll over or be reinvested in alternative investment products sold through the Bank’s branch offices. The Company’s ability to retain its deposit base and to attract new deposits depends on numerous factors, including customer satisfaction; the convenience provided by the number of branches in the network and the extensive hours of operation; the types and range of products offered; and the competitiveness of its interest rates. Any potential declines in deposit balances would be addressed by utilizing alternative funding sources, including borrowings.

Off-Balance Sheet Arrangements and Contractual Commitments

As the following table indicates, the Bank’s and the Company’s off-balance sheet commitments were limited to outstanding loan commitments and standby letters of credit at December 31, 2003:

(in thousands)
Mortgage and other loans	$1,226,919
Financial and performance standby letters of credit	23,799

Total commitments	$1,250,718

The following table summarizes the maturity profile of the Company’s consolidated contractual long-term debt payments and operating leases at December 31, 2003:

(in thousands)	Long-term Debt (1)	Operating Leases
Under one year	$ 200,000	$ 12,156
One to three years	2,208,799	23,324
Three to five years	1,256,444	19,235
More than 5 years	3,113,292	52,096

Total	$6,778,535	$106,811

(1)	Includes FHLB-NY advances, repurchase agreements, trust preferred securities, and unsecured senior debt.

Based upon the strength of the Bank’s liquidity position, management anticipates that the Bank and the Company will have sufficient funding to fulfill these commitments when they are due.

In 2003, the primary sources of funds for the Parent (i.e., the Company on an unconsolidated basis) included dividend payments from the Bank and sales and maturities of investment securities. In January 2004, the Company also generated funds through a follow-on offering of 13.5 million shares of its common stock. Of the $399.5 million in net proceeds generated, $300.0 million were contributed to the Bank for deployment into interest-earning assets and for other general corporate purposes. The remainder of the proceeds were retained by the Company for various corporate purposes, including the payment of dividends and share repurchases.

The Bank’s ability to pay dividends and other capital distributions to the Parent is generally limited by New York State banking law and regulations, and by regulations of the Federal Deposit Insurance Corporation (the “FDIC”). In addition, the New York State Superintendent of Banks (the “Superintendent”) and the FDIC may prohibit, for reasons of safety and soundness, the payment of dividends that are otherwise permissible by regulation.

Under New York State banking law, a New York State-chartered stock savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital. However, the approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of the bank’s net profits for that year, combined with its retained net profits for the preceding two years (subject to certain adjustments). As of December 31, 2003, the Bank had $565.8 million of dividends or capital distributions it could pay to the Parent without regulatory approval, and the Parent had $57.6 million of securities available for sale and $38.1 million in cash deposits. Were the Bank to apply to the Superintendent for a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, no assurances could be made that said application would be approved by the regulatory authorities.

Capital Position

The Company manages its capital to enhance shareholder value, and to enable management to act opportunistically in a changing marketplace. In 2003, each of these goals was demonstrably accomplished, as reflected in the 81% total return provided to investors, and in the 116.7% rise in stockholders’ equity over the course of the year.

In 2003, shares of the Company increased 75.6% in value, while the quarterly cash dividend rose 66.7%. The dividend was raised in each of the year’s four quarters, and provided a yield of 2.6% at December 31, 2003. Dividend distributions totaled $131.1 million in 2003, up $52.7 million from the year-earlier total, which was $34.4 million higher than the 2001 amount. In the first quarter of 2004, the dividend was raised another 12% by the Board; as of this filing, the current quarterly dividend is 75 times higher than the first Company dividend, paid on September 30, 1994.

In addition to the $131.1 million distributed in the form of cash dividend payments, the Company allocated $237.9 million of its capital toward the repurchase of 11,281,374 shares in 2003. Shares were repurchased in connection with two Board authorizations, the first of these occurring on November 13, 2002, and the second of these occurring, in connection with the signing of the definitive agreement to merge with Roslyn, on June 26, 2003. Of the 5.2 million shares authorized for repurchase in connection with the Roslyn merger, 964,541 shares were still available for repurchase at December 31, 2003. With approximately 410,000 shares still available for repurchase under the June 2003 authorization, the Board authorized the repurchase of up to five million more shares of the Company’s common stock on February 26, 2004. The Company repurchases shares in the open market or through privately negotiated transactions and holds such shares in the Company’s Treasury account. Repurchased shares are utilized for various corporate purposes such as stock splits, option exercises, and merger transactions.

The Company has split its stock nine times since its conversion to stock form, including 4-for-3 stock splits in the form of a 33-1/3% stock dividend on May 21, 2003 and February 17, 2004. In addition to the 48,088,511 shares issued pursuant to the May 21, 2003 stock split, the number of shares outstanding at December 31, 2003 reflects the 75,824,353 shares of Company stock that were issued in the Roslyn merger, less the 2,757,533 shares of Company stock that had been acquired by Roslyn prior to the merger and were subsequently retired. The cost basis for the retired shares was $63.3 million. At December 31, 2003, the Company had 256,649,073 shares outstanding, as compared to 187,847,937 at December 31, 2002.

The Company recorded stockholders’ equity of $2.9 billion at December 31, 2003, up $1.5 billion from the level recorded at December 31, 2002. The 2003 amount was equivalent to 12.24% of total assets and a book value of $11.40 per share, based on 251,580,425 shares; the 2002 amount was equivalent to 11.70% of total assets and a book value of $7.29 per share, based on 181,437,944 shares.

The Company calculates book value by subtracting the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2003, the number of unallocated ESOP shares was 5,068,648; at December 31, 2002, the number of unallocated ESOP shares was 6,409,993. The Company calculates book value in this manner to be consistent with its calculations of basic and diluted earnings per share, both of which exclude unallocated ESOP shares from the number of shares outstanding in accordance with SFAS No. 128, “Earnings Per Share.”

The increase in stockholders’ equity was supported by a combination of factors. In addition to the goodwill and CDI stemming from the Roslyn merger, the increase reflects a year-over-year increase of $94.1 million in net income to $323.4 million and a $25.3 million increase in additional contributions to stockholders’ equity, as detailed in the earlier discussion of “Cash Earnings,” to $55.8 million. These factors served to offset the allocation of funds for the repurchase of shares, as previously mentioned, and the distribution of quarterly cash dividends, also detailed above.

Despite the increase in goodwill and CDI stemming from the Roslyn merger, the Company also realized an increase in its tangible stockholders’ equity. At December 31, 2003, tangible stockholders’ equity totaled $851.3 million, as compared to $647.5 million at December 31, 2002. The 2003 amount was equivalent to 3.97% of tangible assets and a tangible book value of $3.38 per share. Reflecting management’s ability to capitalize on current market conditions, the Company issued 13.5 million shares of common stock on January 30, 2004. The follow-on offering generated net proceeds of $399.5 million, which would have boosted the Company’s year-end tangible stockholders’ equity to $1.3 billion, equivalent to 5.73% of tangible assets and a tangible book value of $4.72 per share, had the offering occurred prior to December 31, 2003.

The level of stockholders’ equity at December 31, 2003 was more than sufficient to exceed the minimum federal requirements for a bank holding company. The following table sets forth the Company’s consolidated leverage, Tier 1 risk-based, and total risk-based capital amounts and ratios at December 31, 2003 and 2002, and the respective minimum requirements, which are considered on a consolidated basis:

At December 31, 2003	Actual		Minimum Requirement
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$1,680,214	15.46%	10.00%
Tier 1 risk-based capital	1,472,874	13.55	6.00
Leverage capital	1,472,874	7.72	5.00

At December 31, 2002	Actual		Minimum Requirement
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$749,044	14.71%	10.00%
Tier 1 risk-based capital	707,834	13.90	6.00
Leverage capital	707,834	7.03	5.00

Had the Company’s follow-on offering taken place prior to December 31, 2003, its consolidated total risk-based, Tier 1 risk-based, and leverage capital ratios would have equaled 18.79%, 16.92%, and 9.61%, respectively, at that date.

The Company’s capital strength is paralleled by the solid capital position of the Bank, as reflected in the excess of its regulatory capital ratios over the minimum levels required for classification as a “well capitalized” institution by the FDIC. At December 31, 2003, the Bank’s Tier 1 leverage capital ratio equaled 7.95% of average adjusted assets, well above the 5.00% required for “well capitalized” classification. Similarly, its Tier 1 and total risk-based capital ratios equaled 13.95% and 14.68%, respectively, of risk-weighted assets, as compared to the FDIC’s minimum requirements for “well capitalized” classification of 6.00% and 10.00%.

In 2003, the Company’s regulatory capital levels were strengthened by certain actions taken by the Company and by Roslyn before the merger occurred. In April 2003, the Company announced that it had solicited and received the consent of the holders of its BONUSES Units to an amendment that enabled the units to be treated as Tier 1 regulatory capital by the Federal Reserve. Among other things, the amendment revised the definition of “change in control” in the Declaration of Trust governing the trust preferred securities component of the BONUSES Units, by adding a requirement that the Federal Reserve approve in advance any repurchase of the preferred securities that could occur as a result of a change of control. The BONUSES Units were issued by the Company on November 4, 2002 and consist of a convertible trust preferred security and a warrant to purchase the Company’s common stock.

On April 7, 2003, the Company sold $60.0 million of preferred securities of Richmond County Capital Corporation (“RCCC”) in a private placement transaction through CFS Investments New Jersey, Inc., a second-tier subsidiary of the Company. The preferred securities consisted of $10.0 million, or 100 shares, of RCCC Series B Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, stated value $100,000 per share (the “Series B Preferred Stock”) and $50.0 million, or 500 shares, of RCCC Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock, stated value $100,000 per share (the “Series C Preferred Stock”). Dividends on the Series B Preferred Stock are payable quarterly at an annual rate of 8.25% of its stated value; dividends on the Series C Preferred Stock are payable quarterly at an annual rate, to be reset quarterly, that is equal to LIBOR plus 3.25% of its stated value. The Company may redeem the Series B Preferred Stock and the Series C Preferred Stock on or after July 15, 2024 and 2008, respectively.

Four days prior to the merger on October 31st, Roslyn sold $102.0 million of preferred securities of Roslyn Real Estate Asset Corp. (“RREA”), a second-tier subsidiary of Roslyn, in a private placement transaction. The preferred securities consisted of $12.5 million, or 125 shares, of RREA Series C Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, liquidation preference $100,000 per share (the “Series C Preferred Stock”) and $89.5 million, or 895 shares, of RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock, liquidation preference $100,000 per share (the “Series D Preferred Stock”). Dividends on the Series C Preferred Stock are payable quarterly at an annual rate of 8.95% of its stated value; dividends on the Series D Preferred Stock are payable quarterly an annual rate, to be reset quarterly, that is equal to LIBOR plus 3.65% of its stated value. The Company may redeem the Series C Preferred stock and the Series D Preferred stock on or after September 30, 2023 and 2008, respectively.

The proceeds from these offerings were used for general corporate purposes, including loan production, share repurchases, and the payment of dividends.

RESULTS OF OPERATIONS: 2003 AND 2002 COMPARISON

Earnings Summary

In 2003, the Company’s record of earnings growth was emphatically extended, as its net income rose 41.1% to $323.4 million from $229.2 million in 2002. The 2003 amount was equivalent to a 2.26% return on average assets (“ROA”) and a 20.74% return on average stockholders’ equity (“ROE”), exceeding the industry averages of 0.81% and 8.57%.

On a diluted per-share basis, the Company’s earnings rose 31.7% to $1.65 in 2003 from $1.25 in 2002. The 2003 amount was well above the $1.49 to $1.50 range projected by management at the year’s onset, and the investment community’s consensus estimate of $1.59 per diluted share in the weeks before the Company’s 2003 earnings were announced.

Reflected in the Company’s 2003 earnings was an after-tax gain of $22.7 million, or $0.12 per diluted share, stemming from the sale of the eight traditional branches constituting the Bank’s South Jersey Bank Division, on December 19th. The gain was offset by an after-tax charge of $19.0 million, or $0.10 per diluted share, in connection with the merger-related allocation of ESOP shares. The net effect was a gain of $3.7 million, equivalent to $0.02 per diluted share.

The Company’s 2003 earnings growth was driven by several significant factors, including its merger with Roslyn on October 31st. In addition to the two-month benefit of this accretive transaction, the Company’s earnings growth was driven by the record volume of loan originations and the leveraged growth of its mortgage-backed and –related securities portfolio in the first ten months of the year.

These factors are also reflected in the Company’s average balance of interest-earning assets, which rose $4.2 billion, or 48.1%, to $12.8 billion, effectively offsetting a 108-basis point reduction in the average yield to 5.84%. While average interest-bearing liabilities rose $4.0 billion, or 49.2%, during 2003 to $12.1 billion, the cost of funds declined 78 basis points to 2.02%. The lower cost was supported by an increase in core deposits, in tandem with a year-over-year reduction in market interest rates. While borrowings rose in connection with the leveraged growth strategy discussed under “Funding Sources,” the higher cost of such funds was partly offset by the aforementioned decline in high cost CDs. The latter reduction was largely reversed in the fourth quarter, as a result of the merger with Roslyn, which had a large concentration of CDs.

Net interest income rose $131.7 million, or 35.3%, year-over-year to $505.0 million, as the Company’s interest income rose $149.7 million to $749.2 million, exceeding a $17.9 million increase in interest expense to $244.2 million. The increase in net interest income was achieved despite reductions of 30 and 37 basis points in the Company’s interest rate spread and net interest margin, to 3.82% and 3.94%, respectively. In addition to the historically low level of market interest rates, the reductions reflect the fourth-quarter combination with Roslyn, whose average interest-earning assets and interest-bearing liabilities generated narrower spreads and margins than the Company’s.

While net interest income was the primary source of the Company’s 2003 earnings, other operating income also contributed a meaningful amount. Other operating income rose $62.2 million, or 61.1%, year-over-year to $164.0 million, primarily fueled by the $37.6 million gain on the sale of the South Jersey Bank Division on December 19th. The year-over-year increase also stemmed from a $15.2 million, or 32.1%, rise in fee income to $62.7 million and an $11.3 million, or 66.2%, rise in net securities gains to $28.2 million. These components combined to offset a $1.9 million reduction in other income to $35.5 million, largely reflecting a year-over-year decline in gains on the sale of loans.

The significant level of revenue growth was more than sufficient to offset a $37.2 million, or 26.8%, rise in non-interest expense to $176.3 million in 2003. Operating expenses accounted for $169.4 million of the latter total, as compared to $133.1 million in 2002. In addition to the aforementioned merger-related ESOP charge of $20.4 million, the increase reflects the costs of staffing, operating, and marketing a $23.4 billion institution with 139 locations, including the 39 acquired in the Roslyn merger on October 31st. Reflecting the merger-related charge, which was largely offset by the aforementioned net gain on the sale of branches, the Company’s efficiency ratio rose to 26.83% in 2003 from 25.32% in 2002. Absent the merger-related charge, the Company’s core efficiency ratio, as previously defined, was 23.59%.

The remaining $6.9 million and $6.0 million of 2003 and 2002 non-interest expense consisted of CDI amortization stemming from the Company’s mergers with Roslyn and Richmond County. The Richmond County merger accounted for the entire 2002 total and $6.0 million of the 2003 total; the Roslyn merger accounted for the remaining $907,000 of the 2003 amount.

Reflecting a $156.7 million rise in pre-tax income to $492.7 million, the Company recorded 2003 income tax expense of $169.3 million, up $62.5 million from the level recorded in 2002. At the same time, the Company’s effective tax rate rose to 34.4% from 31.8%, partly reflecting the tax effect of the branch sale and the non-deductability of the aforementioned merger-related ESOP charge.

Interest Income

The level of interest income is influenced by the average balance and mix of the Company’s interest-earning assets, the yields on said assets, and the current level of market interest rates. These rates are significantly influenced by the Federal Open Market Committee (the “FOMC”) of the Federal Reserve Board of Governors, which reduces, maintains, or increases the federal funds rate (i.e., the rate at which banks borrow funds from one another), as it deems necessary. In June 2003, the federal funds rate was lowered 25 basis points to 1.00%, where it remains as of this filing, the lowest federal funds rate in a period of 45 years. In 2002, the federal funds rate was maintained at 1.75% until November, when it was reduced to 1.25%.

The Company recorded interest income of $749.2 million in 2003, signifying a 25.0% increase from $599.5 million in 2002. The $149.7 million increase was driven by a $4.2 billion, or 48.1%, rise in the average balance of interest-earning assets to $12.8 billion, which was tempered by a 108-basis point reduction in the average yield to 5.84%. In addition to the two-month benefit of the Roslyn merger, the higher average balance reflects the record volume of loan production, and the leveraged growth of the Company’s mortgage-backed and –related securities during the first ten months of the year. The lower yield is attributable to the addition of Roslyn’s interest-earning assets, and to the long-term effect of reinvesting cash flows in a declining interest rate environment during the first six months of 2003.

In the first ten months of 2003, the Company continued its profitable strategy of leveraged growth. Continuing to capitalize on the steepest yield curve in more than a decade, the Company utilized repurchase agreements and FHLB advances to grow its portfolios of loans and mortgage-backed and -related securities. As long-term rates began, and continued, to rise in the third and fourth quarters, the cash flows produced by securities sales and loan and securities repayments were reinvested into higher yielding loans and securities.

The average balance and yield were further impacted by the Roslyn merger and the addition of its $10.4 billion balance sheet. With $3.3 billion of cash flows produced through securities sales and repayments in the fourth quarter, the Company originated $2.0 billion of loans, exceeding all prior fourth-quarter records, while, at the same time, investing $1.3 billion in mortgage-backed, mortgage-related, and other securities at substantially higher yields. For the twelve months ended December 31, 2003, the cash flows produced through securities sales and repayments totaled $8.2 billion; during this time, the Company originated loans totaling $4.3 billion and invested $10.3 billion in available-for-sale mortgage-backed and -related securities at higher yields.

Mortgage and other loans generated interest income of $456.7 million in 2003, up $53.3 million, or 13.2%, from the level recorded in 2002. The increase was fueled by a $1.0 billion, or 19.1%, rise in the average balance to $6.4 billion, which was tempered by a 37-basis point drop in the average yield to 7.12%. The average balance was boosted by the addition of Roslyn’s loans in the fourth quarter and by the record volume of loans produced by the Company over the course of the year. The reduction in the average yield reflects the lower market interest rates that prevailed in the first two quarters, and was partly mitigated by the favorable rate structure of the Company’s multi-family loans. Mortgage and other loans accounted for 50.0% of average interest-earning assets in 2003, and produced 61.0% of the year’s total interest income, as compared to 62.2% and 67.3%, respectively, in the year-earlier twelve months. It is currently expected that mortgage and other loans will be restored to their previous prominence within the mix of average interest-earning assets as the Company invests more of the cash flows produced by securities sales and repayments into loan production in 2004.

Mortgage-backed and -related securities generated interest income of $197.9 million in 2003, representing 26.4% of the total, up from $151.7 million, representing 25.3%, in 2002. The 30.5% increase was attributable to a $1.9 billion, or 75.1%, rise in the average balance to $4.5 billion, which was tempered by a 149-basis point decline in the average yield to 4.36%. In addition to the mortgage-backed and –related securities acquired in the Roslyn merger, the growth in the average balance reflects the leveraged growth of the portfolio during the first ten months of the year. The lower yield was attributable to the securities acquired in the Roslyn merger, and to the comparatively low level of market interest rates throughout 2003. Reflecting a shift in the asset mix, mortgage-backed and -related securities represented 35.4% of average interest-earning assets in the current twelve-month period, as compared to 30.0% in 2002.

Securities generated interest income of $93.5 million in 2003, representing 12.5% of the total, up $50.1 million from the year-earlier amount, which represented 7.2%. The increase in interest income from securities was fueled by a $1.1 billion, or 175.5%, rise in the average balance to $1.8 billion, and tempered by a 149-basis point decline in the average yield to 5.31%. The higher average balance reflects the securities acquired in the Roslyn merger and the leveraged growth of the securities portfolio during the first ten months of the year. The lower yield was largely due to the addition of Roslyn’s securities and the comparatively low level of market interest rates. Reflecting the shift in the asset mix, securities represented 13.7% and 7.4% of average interest-earning assets in 2003 and 2002, respectively.

Consistent with the Company’s deployment of funds into multi-family loans and other high yielding assets, the average balance of money market investments grew a modest $64.1 million to $102.9 million in 2003. The interest income produced by money market accounts rose a modest $140,000 year-over-year to $1.2 million, as the higher average balance was largely offset by a 150-basis point decline in the average yield to 1.13%.

Interest Expense

The Company’s interest expense is driven by the average balance and composition of its interest-bearing liabilities, and by the respective costs of the funding sources found within this mix. These factors are influenced, in turn, by the level of market interest rates, competition for deposits, and the availability of alternative funding sources, including FHLB advances, repurchase agreements, and trust preferred securities.

In 2003, the Company recorded total interest expense of $244.2 million, up 7.9% from $226.3 million in 2002. The $17.9 million increase was fueled by a $4.0 billion, or 49.2%, rise in the average balance of interest-bearing liabilities to $12.1 billion, which was offset by a 78-basis point decline in the average cost of funds to 2.02%.

The higher average balance was boosted by a combination of factors, including the addition of Roslyn’s interest-bearing liabilities pursuant to the merger, and the increased use of borrowings in connection with the Company’s leveraged growth strategy. The cost of funds was primarily reduced by the addition of Roslyn’s lower cost interest-bearing liabilities and by the year-over-over reduction in short-term market interest rates.

The significant interest-earning asset growth reflected in interest income was largely funded by the significant growth in borrowed funds reflected in interest expense. In 2003, the interest expense from borrowings rose $49.6 million, or 38.0%, to $180.0 million. The increase was the net effect of a $3.2 billion, or 99.6%, rise in the average balance to $6.5 billion, and a 124-basis point decline in the average cost of such funds to 2.77%. Borrowings represented 53.9% of average interest-bearing liabilities in 2003, as compared to 40.3% in the year-earlier period, and accounted for 73.7% of total interest expense, as compared to 57.6% in 2002. The higher average balance and interest expense largely reflect the borrowings acquired in the Roslyn merger, which totaled $3.9 billion at October 31, 2003.

While borrowings figured more significantly in the average mix of funding sources, so too did core deposits, albeit to a lesser extent. In 2003, core deposits represented 63.1% of average deposits, as compared to 61.8% in 2002. The growing concentration of core deposits was paralleled by a year-over-year reduction in the concentration of CDs to 36.9% of average deposits from 38.2%. The shift toward lower cost core deposit accounts would have been more apparent had it not been for the addition of Roslyn’s deposits, which included a larger percentage of CDs.

CDs generated 2003 interest expense of $38.6 million, as compared to $58.4 million in 2002. While the average balance of CDs rose $219.7 million year-over-year to $2.2 billion, largely reflecting the $3.2 billion of CDs acquired in the Roslyn merger, the increase was offset by a 117-basis point reduction in the average cost of such funds to 1.72%. The latter decline was primarily due to the reduction in market interest rates from the year-earlier levels and to the Company’s risk-averse deposit pricing policy. The Company maintains a policy of discouraging “hot money” deposits that has proved to be an effective means of controlling funding costs over the years.

Interest-bearing core deposits, including mortgagors’ escrow accounts, generated $25.6 million of interest expense in the current twelve-month period, as compared to $37.4 million in 2002. While the average balance of such deposits rose $511.3 million, or 18.2%, to $3.3 billion, the higher balance was tempered by a 56-basis point drop in the average cost of such funds to 0.77%. Once again, the higher average balance reflects the impact of the Roslyn merger, which contributed core deposits of $2.7 billion on October 31, 2003.

Core deposits generated interest expense of $25.6 million, the net effect of a $571.9 million rise in the average balance to $3.8 billion and a 49-basis point decline in the cost of such funds to 0.67%. Non-interest-bearing deposits represented $522.3 million, or 13.8%, of average core deposits and were up $59.2 million, or 12.8%, from the average balance recorded in 2003. The Roslyn merger figured significantly in the growth of core deposits, contributing $1.1 billion of NOW and money market accounts, $1.3 billion of savings accounts, and $245.9 million of non-interest-bearing accounts on October 31, 2003.

NOW and money market accounts generated 2003 interest expense of $12.4 million, down $3.5 million, or 22.0%, from the year-earlier amount. While the average balance of NOW and money market accounts rose $271.0 million, or 24.6%, to $1.4 billion, the increase was offset by a 54-basis point drop in the average cost of such funds to 0.90%. The interest expense produced by savings accounts meanwhile declined $8.3 million, or 38.7%, to $13.2 million, the net effect of a $241.7 million, or 14.6%, rise in the average balance to $1.9 billion and a 61-basis point decline in the average cost of such funds to 0.69%.

Net Interest Income

Net interest income is the Company’s primary source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on said assets and the cost of said liabilities. These factors are influenced, in turn, by the volume, pricing, and mix of the Company’s interest-earning assets; the volume, pricing, and mix of its funding sources; and such external factors as competition, economic conditions, and the monetary policy of the FOMC.

In 2003, the Company recorded net interest income of $505.0 million, reflecting a year-over-year increase of $131.7 million, or 35.3%. The increase was driven by four significant factors: the leveraged growth of the Company’s interest-earning assets from January through October; the record volume of loans produced over the course of the year; the replenishment of the asset mix with higher yielding assets, as long-term rates began and continued to rise in the third and fourth quarters; and the impact of the spread between the interest-earning assets and interest-bearing liabilities acquired in the Roslyn merger on October 31st.

At the same time, the Company realized a significant shift in its mix of deposits, with the balance of core deposits rising as the balance of higher cost CDs was reduced. While borrowings rose significantly, reflecting the leveraged growth program, they did so during a period when interest rates declined. Although the Company’s use of borrowings contributed to a reduction in its 2003 spread and margin, the profitable use of such funds is reflected in the net interest income growth achieved.

At 3.82%, the Company’s spread was 30 basis points narrower than the comparable 2002 measure; at 3.94%, its margin was 37 basis points narrower than it was in the prior year. While the Company’s leveraged growth strategy factored into the reductions, the contraction was primarily due to the combination with Roslyn, which generally reported narrower spreads and margins than the stand-alone Company.

While the Company had expected a higher degree of spread and margin contraction to follow the Roslyn merger, its impact was somewhat offset by the post-merger increase in cash flows and their timely deployment into higher yielding loans and securities. As long-term rates continued to rise, so too did the volume of cash flows generated by loan and securities sales and prepayments, facilitating the replenishment of the asset mix at substantially higher yields. The latter factor also served to offset the impact of the Company’s share repurchase program. During the year, the Company repurchased 11,281,374 shares for a total of $237.9 million.

Despite the year-over-year decline in the respective measures, the Company’s spread was 85 basis points above the 2003 industry average reported to date by SNL Financial; similarly, its margin was 73 basis points above the reported industry average in 2003.

NET INTEREST INCOME ANALYSIS

The following table sets forth certain information regarding the Company’s average balance sheet for the years indicated, including the average yields on its interest-earning assets, and the average costs of its interest-bearing liabilities. Average yields are calculated by dividing the interest income produced by the average balance of interest-earning assets. Average costs are calculated by dividing the interest expense produced by the average balance of interest-bearing liabilities. The average balances for the year are derived from average balances that are calculated daily. The average yields and costs include fees that are considered adjustments to such average yields and costs.

	For the Years Ended December 31,
	2003			2002			2001
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
Interest-earning Assets:
Mortgage and other loans, net (1)	$6,415,744	$456,672	7.12%	$5,386,479	$403,407	7.49%	$4,227,982	$325,924	7.71%
Securities (2)	1,759,172	93,457	5.31	638,424	43,407	6.80	373,229	30,114	8.07
Mortgage-backed and –related securities (2)	4,542,272	197,868	4.36	2,593,767	151,670	5.85	977,706	61,319	6.27
Money market investments	102,920	1,163	1.13	38,838	1,023	2.63	153,219	5,947	3.88

Total interest-earning assets	12,820,108	749,160	5.84	8,657,508	599,507	6.92	5,732,136	423,304	7.38
Non-interest-earning assets	1,482,200			1,358,579			664,749

Total assets	$14,302,308			$10,016,087			$6,396,885

LIABILITIES AND
STOCKHOLDERS’ EQUITY
Interest-bearing Liabilities:
NOW and money market accounts	$1,372,702	$12,385	0.90%	$1,101,701	$15,884	1.44%	$803,456	$15,171	1.89%
Savings accounts	1,902,057	13,200	0.69	1,660,327	21,534	1.30	955,343	18,473	1.93
Certificates of deposit	2,242,433	38,610	1.72	2,022,691	58,425	2.89	2,093,602	108,097	5.16
Mortgagors’ escrow	44,001	36	0.08	45,449	14	0.03	29,449	62	0.21

Total interest-bearing deposits	5,561,193	64,231	1.15	4,830,168	95,857	1.98	3,881,850	141,803	3.65
Borrowings	6,498,781	179,954	2.77	3,255,407	130,394	4.01	1,558,732	75,685	4.86

Total interest-bearing liabilities	12,059,974	244,185	2.02	8,085,575	226,251	2.80	5,440,582	217,488	4.00
Non-interest-bearing deposits	522,268			463,059			298,795
Other liabilities	161,210			318,222			82,218

Total liabilities	12,743,452			8,866,856			5,821,595
Stockholders’ equity	1,558,856			1,149,231			575,290

Total liabilities and stockholders’ equity	$14,302,308			$10,016,087			$6,396,885

Net interest income/interest rate spread		$504,975	3.82%		$373,256	4.12%		$205,816	3.38%

Net interest-earning assets/net interest margin	$760,134		3.94%	$571,933		4.31%	$291,554		3.59%

Ratio of interest-earning assets to interest-bearing liabilities			1.06x			1.07x			1.05x

(1)	Amounts are net of net deferred loan origination costs/(fees), unearned premiums, and the allowance for loan losses and include loans held for sale and non-performing loans.

(2)	Amounts include, at amortized cost, securities and mortgage-backed and –related securities available for sale and, in the case of securities, FHLB-NY stock.

RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2003 Compared to Year Ended December 31, 2002			Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000
	Increase/(Decrease)			Increase/(Decrease)			Increase/(Decrease)
	Due to		Net	Due to		Net	Due to		Net
(in thousands)	Volume	Rate		Volume	Rate		Volume	Rate
INTEREST-EARNING ASSETS:
Mortgage and other loans, net	$71,924	$(18,659)	$53,265	$86,771	$(9,288)	$77,483	$179,270	$(4,972)	$174,298
Securities	57,170	(7,120)	50,050	18,033	(4,740)	13,293	11,965	175	12,140
Mortgage-backed and -related securities	69,944	(23,746)	46,198	94,540	(4,189)	90,351	58,735	(1,211)	57,524
Money market investments	214	(74)	140	(3,008)	(1,916)	(4,924)	5,005	(495)	4,510

Total	199,252	(49,599)	149,653	196,336	(20,133)	176,203	254,975	(6,503)	248,472

INTEREST-BEARING LIABILITIES:
NOW and money market accounts	6,712	(10,211)	(3,499)	4,295	(3,582)	713	12,125	(1,846)	10,279
Savings accounts	3,800	(12,134)	(8,334)	9,165	(6,104)	3,061	12,737	(610)	12,127
Certificates of deposit	7,290	(27,105)	(19,815)	(2,049)	(47,623)	(49,672)	69,426	(2,507)	66,919
Borrowings	71,808	(22,248)	49,560	68,037	(13,328)	54,709	36,011	(9,628)	26,383
Mortgagors’ escrow	—	22	22	5	(53)	(48)	12	17	29

Total	89,610	(71,676)	17,934	79,453	(70,690)	8,763	130,311	(14,574)	115,737

Net change in interest income	$109,642	$22,077	$131,719	$116,883	$50,557	$167,440	$124,664	$8,071	$132,735

Provision for Loan Losses

In 2003, the provision for loan losses was once again suspended, consistent with management’s practice since the third quarter of 1995. The suspension of the loan loss provision reflects the quality of the Company’s assets, both current and historic, which was conveyed by two significant achievements in 2003: the consistency of the Company’s asset quality measures, despite the significant level of loan growth accomplished, and the continued absence of any net charge-offs against the allowance for loan losses over the course of the year.

As previously mentioned, the fourth quarter of 2003 was the Company’s 37th consecutive quarter without any net charge-offs; the last net charge-off was recorded in the third quarter of 1994. In addition, while the balance of non-performing assets rose to $34.4 million over the course of the year from $16.5 million, the ratio of non-performing assets to total assets was 0.15% at both December 31, 2003 and 2002. Non-performing loans accounted for $34.3 million and $16.3 million of the year-end 2003 and 2002 totals and were equivalent to 0.33% and 0.30% of loans, net, at the respective dates.

While the allowance for loan losses is typically increased by additions to the provision for loan losses, this was not the case in 2003. Rather, the allowance for loan losses was increased by the addition of Roslyn’s loan loss allowance, which totaled $37.8 million at the time of the merger on October 31st. At December 31, 2003, the allowance for loan losses thus totaled $78.3 million, equivalent to 228.01% of non-performing loans and 0.75% of loans, net.

For a detailed explanation of the factors considered by management in determining the allowance for loan losses, please see the discussions under “Critical Accounting Policies” and “Asset Quality.”

Other Operating Income

The Company derives other operating income from several sources, which are typically classified into three categories: fee income, which is generated by service charges on loans and traditional banking products; net gains on the sale of securities; and other income, which includes revenues derived from the sale of third party investment products and through the Company’s 100% equity interest in Peter B. Cannell and Co., Inc. (“PBC”). Also included in other income is the income derived from the Company’s investment in BOLI and net gains on the sale of one-to-four family and other loans.

In 2003, the Company also generated other operating income through the sale of the eight traditional branches constituting its South Jersey Bank Division, which had been acquired through the Richmond County merger in July 2001. The Company recorded a $37.6 million gain on the sale, which consisted of deposits in the amount of $340.3 million, certain Bank properties, and other assets, including $15.1 million of commercial lines of credit. In addition to bolstering the Company’s other operating income, the sale enabled the Company to sharpen its focus on its core franchise of New York City, Long Island, and the surrounding suburban communities in New Jersey and New York. On an after-tax basis, the sale contributed $22.7 million to the Company’s 2003 earnings and $0.12 to its 2003 diluted earnings per share. In 2002, the Company sold seven in-store branches to another financial institution. The gain on said sale was included in other income and was deemed by management to be immaterial.

The Company recorded other operating income of $164.0 million in 2003, a 61.1% increase from the $101.8 million recorded in 2002. In addition to the aforementioned $37.6 million gain, the $62.2 million increase was fueled by a $15.2 million rise in fee income and an $11.3 million rise in net securities gains. These increases were slightly tempered by a $1.9 million reduction in other income, primarily reflecting a reduction in net gains on the sale of loans.

Fee income totaled $62.7 million in 2003, representing a 32.1% increase from the $47.4 million recorded in the prior year. While several factors contributed to the year-over-year increase, one was paramount: With interest rates at a 45-year low, the volume of mortgage refinancings increased, generating an increase in prepayment penalties. This increase was tempered by a decline in retail banking fees, as more customers migrated toward the Bank’s “no fee” products. The latter trend was somewhat countered by the addition of Roslyn’s deposits on October 31st.

The net gain on the sale of securities totaled $28.2 million in 2003, signifying a 66.2% increase from $17.0 million in 2002. The increase was consistent with the Company’s focus on repositioning its assets to create a more risk-averse balance sheet. Including $1.4 billion of securities sold in the fourth quarter, the Company sold $3.1 billion of available-for-sale securities in 2003.

Other income totaled $35.5 million in 2003, representing a 5.1% reduction from $37.4 million in 2002. The decline was triggered by two factors: a decline in revenues on the sale of third-party investment products from $10.6 million to $9.0 million; and a reduction in net gains on the sale of loans (including gains on the sale of loans originated on a conduit basis) from $6.6 million to $2.8 million. The higher net gains in 2002 were augmented by the sale of loans from portfolio totaling $251.8 million, which generated a gain of $3.8 million; no comparable sales took place in 2003. Included in the loans sold in 2002 were home equity and installment loans totaling $71.4 million and $180.4 million of one-to-four family loans. The combined decline was partly offset by a $5.6 million rise in BOLI-related revenues to $15.2 million and a $1.3 million rise in the revenues derived from PBC to $7.3 million.

Excluding the gain on the sale of its South Jersey Bank Division, the Company’s other operating income represented 20% of total core revenues (as defined in the Glossary) in 2003. As the Company continues to restructure its asset mix in the wake of the Roslyn merger, it is currently expected that securities sales will be a critical source of cash flows for investment in higher yielding loans and securities. Depending on market conditions, this could translate into higher net securities gains in 2004. Furthermore, the Company’s 2004 results will reflect the full-year benefit of the Roslyn merger, and the opportunity to cross-sell more products to an expanded customer base. Other operating income is therefore expected to remain a key component of the Company’s performance, complementing net interest income as a revenue source.

Non-interest Expense

The Company’s non-interest expense has two primary components: operating expenses, which consists of compensation and benefits, occupancy and equipment, general and administrative (“G&A”), and other expenses; and the amortization of the CDI stemming from the Company’s mergers with Roslyn and Richmond County.

The Company recorded non-interest expense of $176.3 million in 2003, signifying a 26.8% increase from the $139.1 million recorded in 2002. The amortization of CDI accounted for $6.9 million of the 2003 total and $6.0 million of the 2002 amount. The difference reflects the addition of the CDI stemming from the Roslyn merger, which totaled $54.4 million and is expected to amortize on a straight-line basis at a rate of $1.4 million per quarter over a period of ten years. The Company has been amortizing the CDI stemming from its merger with Richmond County at a rate of $1.5 million per quarter since that transaction was completed on July 31, 2001.

Operating expenses totaled $169.4 million in 2003, representing 1.18% of average assets, as compared to $133.1 million, representing 1.33% of average assets, in 2002. The 27.3% increase in operating expenses was primarily due to a $30.6 million rise in compensation and benefits expense to $102.7 million, including the aforementioned merger-related charge of $20.4 million stemming from the allocation of ESOP shares. On an after-tax basis, the merger-related charge was equivalent to $19.0 million, or $0.10 per diluted share. In addition to normal salary increases, the remainder of the year-over-year growth in compensation and benefits expense reflects the two-month impact of the Roslyn merger, and the addition of certain management-level positions during the year. At December 31, 2003, the number of full-time equivalent employees was 1,975, as compared to 1,465 at December 31, 2002.

Also included in compensation and benefits expense are the expenses associated with the amortization and appreciation of shares held in the Company’s ESOP (“plan-related expenses”), which are added back to stockholders’ equity at the end of the year. In 2003, such expenses (excluding the aforementioned merger-related charge) totaled $9.2 million, as compared to $5.9 million in 2002. The amount of plan-related expenses is directly related to the growth in the Company’s average stock price, which rose from $15.77 in 2002 to $22.10 in 2003.

While compensation and benefits accounted for most of the growth in 2003 operating expenses, the remaining three categories also rose year-over-year. Occupancy and equipment totaled $26.8 million in 2003, up $3.5 million, or 15.3%, from the year-earlier level, primarily due to the addition of Roslyn’s 39 traditional branches, which significantly offset the closing of two in-store branches in New Jersey on August 22, 2003. In addition, the higher level of occupancy and equipment expense reflects pre-merger upgrades to the Company’s branch network, and the enhancement of its information technology over the course of the year. The sale of the eight South Jersey Bank branches had a minimal impact on occupancy and equipment expense in 2003, as it occurred on the 19th of December. In 2004, the elimination of these branches will be offset by the addition of Roslyn’s, and by the opening of one new branch in the first quarter and another in the second quarter of the year.

In 2003, the Company also recorded a $1.7 million increase in G&A expense to $33.5 million, and a $463,000 increase in other expenses to $6.4 million. These increases were primarily merger-related, and indicative of the Company’s evolution into a $23.4 billion financial institution with 139 banking offices.

The year-over-year growth in operating expenses was sufficiently offset by the growth of net interest income and other operating income to produce an efficiency ratio of 26.83%. When the aforementioned merger-related charge and the gain on the sale of the South Jersey Bank Division are excluded from the calculation, the 2003 core efficiency ratio (as defined in the Glossary) amounts to 23.59%. Both measures compare favorably with the 2003 industry average, as reported to date by SNL Financial, of 65.96%. In 2002, the Company recorded an efficiency ratio of 25.32%.

Income Tax Expense

Income tax expense includes federal, New York State, and New York City income taxes. In addition, the Company’s income tax expense reflects certain expenses stemming from the amortization and appreciation of shares held in its ESOP.

The Company recorded income tax expense of $169.3 million in 2003, up $62.5 million from the level recorded in 2002. The increase reflects a $156.7 million, or 46.6%, rise in pre-tax income to $492.7 million and an increase in the effective tax rate to 34.4% from 31.8%. The year-over-year increase in the effective tax rate was primarily due to the non-deductibility of the aforementioned merger-related charge.

RESULTS OF OPERATIONS: 2002 AND 2001 COMPARISON

Earnings Summary

The Company reported net income of $229.2 million in 2002, signifying a 119.4% increase from $104.5 million in 2001. The 2002 amount was equivalent to $1.25 per diluted share, up 66.7% from $0.75 in the year-earlier period, and provided an ROA of 2.29% and an ROE of 19.95%. The 2002 and 2001 per-share amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

The growth in the Company’s 2002 earnings primarily stemmed from the successful implementation of two key business strategies: the restructuring of its mix of interest-earning assets and the simultaneous leveraging of its balance sheet. In addition, the Company enjoyed the full-year benefit of the Richmond County merger, as compared to five months in 2001.

The restructuring of the asset mix had two primary components: a $1.1 billion reduction in one-to-four family loans to $265.7 million, and the replenishment of the asset mix with a record volume of multi-family loans and securities. Funded by wholesale borrowings, core deposit growth, and the cash flows produced by loan and security sales and repayments, the Company’s average interest-earning assets rose $2.9 billion, or 51.0%, to $8.7 billion, more than offsetting a 46-basis point decline in the average yield to 6.92%. While average interest-bearing liabilities rose $2.6 billion, or 48.6%, year-over-year, to $8.1 billion, the cost of funds fell 120 basis points to 2.80%. The lower cost of funds was supported by the decline in CDs and the rise in core deposits, in tandem with the year-over-year reduction in market interest rates.

The net effect was a $167.4 million, or 81.4%, increase in net interest income to $373.3 million, and the year-over-year expansion of the Company’s interest rate spread and net interest margin. At 4.12%, the Company’s spread expanded 74 basis points from the prior-year measure; at 4.31%, its margin expanded 72 basis points.

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

The Company’s 2002 earnings were further supported by the quality of its assets, as reflected in the performance of its loan portfolio at December 31st and the absence of any net charge-offs over the course of the year. Non-performing loans declined $1.2 million year-over-year to $16.3 million, equivalent to 0.30% of loans, net, an improvement of three basis points. Based on its asset quality and management’s assessment of the allowance for loan losses, the Company suspended the provision for loan losses in all four quarters, consistent with its practice since the third quarter of 1995.

The significant level of revenue growth in 2002 was more than sufficient to offset a $17.9 million increase in non-interest expense to $139.1 million. Operating expenses accounted for $133.1 million of the 2002 total, as compared to $112.8 million in 2001. The increase reflects the costs of staffing, operating, and marketing a branch network with 110 locations, including four new banking offices that opened in 2002. To a lesser extent, the increase reflects the Company’s aforementioned 100% equity interest in PBC. The degree to which the Company’s revenue growth exceeded the growth in expenses was reflected in its efficiency ratio. At 25.32%, the 2002 efficiency ratio was 1,272 basis points lower than the efficiency ratio recorded in 2001.

The remaining $6.0 million of 2002 non-interest expense reflects the amortization of the CDI stemming from the Richmond County merger; the remaining $8.4 million in 2001 reflected the amortization of the goodwill stemming from the Haven acquisition and the amortization of the Richmond County merger-related CDI.

Reflecting a $160.8 million increase in pre-tax income to $336.0 million, income tax expense rose $36.0 million to $106.8 million in 2002. At the same time, the Company’s effective tax rate declined to 31.8% from 40.4%, partly reflecting the implementation of various tax planning strategies. In addition, the higher rate in 2001 reflected the non-deductibility of certain merger-related expenses and a non-recurring tax charge.

Interest Income

The Company recorded interest income of $599.5 million in 2002, signifying a $176.2 million, or 41.6%, increase from the level recorded in 2001. The rise in interest income was driven by a $2.9 billion, or 51.0%, increase in the average balance of interest-earning assets to $8.7 billion, and tempered by a 46-basis point reduction in the average yield to 6.92%. The increase reflected the dramatic rise in mortgage loan production and the leveraged growth of the Company’s mortgage-backed securities.

In connection with the restructuring of the balance sheet, the Company substantially reduced its portfolios of certain assets while significantly increasing other portfolios during the same time. In 2002, the Company securitized one-to-four family loans totaling $569.5 million, which were subsequently reclassified as available-for-sale securities, and sold another $215.9 million outright from the portfolio. In addition, the Company sold $71.4 million of home equity and installment loans, which were included in its portfolio of “other loans.” At the same time, the Company increased its production of multi-family loans, with $2.1 billion of originations, and substantially increased the balance of its securities portfolio. The replenishment of the asset mix with multi-family loans and securities yielding market rates of interest contributed to both the higher average balance of interest-earning assets and the lower average yield.

Mortgage and other loans, net, generated interest income of $403.4 million in 2002, up $77.5 million, or 23.8%, from the 2001 amount. The increase was fueled by a $1.2 billion, or 27.4%, rise in the average balance to $5.4 billion, and tempered by a 22-basis point drop in the average yield to 7.49%. The higher average balance stemmed primarily from the record volume of multi-family loan originations, which was tempered by the reduction in one-to-four family loans through securitizations, prepayments, and sales. The modest decline in the average yield, despite the substantial reduction in one-to-four family credits yielding above-market rates of interest, was indicative of the favorable rate structure of the multi-family loan portfolio. Mortgage and other loans, net, accounted for 62.2% of average interest-earning assets in 2002 and generated 67.3% of total interest income, as compared to 73.8% and 77.0%, respectively, in 2001.

Mortgage-backed securities generated 2002 interest income of $151.7 million, up $90.4 million from the year-earlier amount. The increase was fueled by a $1.6 billion rise in the average balance to $2.6 billion and tempered by a 42-basis point decline in the average yield to 5.85%. The higher balance reflected the securitization of one-to-four family loans in the second quarter, the redeployment of funds generated by the restructuring of assets, and the leveraged growth of the portfolio. The lower yield was indicative of the lower interest rate environment and the surge in prepayments over the course of the year. Reflecting the shift in the asset mix, mortgage-backed securities represented 30.0% of average interest-earning assets in 2002, as compared to 17.1% in the year-earlier period, and generated 25.3% of total interest income, up from 14.5%.

The rise in interest income also stemmed from the leveraged growth of the Company’s portfolio of investment securities, primarily reflecting investments in capital trust notes and corporate bonds. The interest income generated by investment securities rose $13.3 million year-over-year to $43.4 million, the net effect of a $265.2 million rise in the average balance to $638.4 million and a 127-basis point decline in the average yield to 6.80%.

Consistent with the Company’s deployment of funds into multi-family loans and other high yielding assets, the interest income produced by money market investments declined $4.9 million to $1.0 million, the result of a $114.4 million reduction in the average balance to $38.8 million and a 125-basis point drop in the average yield to 2.63%.

Interest Expense

The Company recorded 2002 interest expense of $226.3 million, as compared to $217.5 million in 2001. The $8.8 million, or 4.0%, increase was attributable to a $2.6 billion, or 48.6%, rise in the average balance of interest-bearing liabilities to $8.1 billion, and was significantly offset by a 120-basis point decline in the average cost of funds to 2.80%. The average balance was boosted by a meaningful rise in core deposits and by a substantial increase in borrowings in connection with the Company’s leveraged growth strategy. The cost of funds was reduced by a combination of factors, including the growth in core deposits, the shift of funds from CDs into alternative investment products, and the lower market interest rates that prevailed throughout the year.

The significant interest-earning asset growth reflected in interest income was substantially funded by the significant growth in leveraged funds reflected in interest expense. In 2002, borrowings generated total interest expense of $130.4 million, up 72.3% from $75.7 million in 2001. The increase was the net effect of a $1.7 billion rise in the average balance of borrowings to $3.3 billion, and an 85-basis point decline in the average cost of such funds to 4.01%. Borrowings thus represented 40.3% of average interest-bearing liabilities in 2002, as compared to 28.7% in the year-earlier period, and accounted for 57.6% of total interest expense, as compared to 34.8%.

While the concentration of borrowings grew over the course of the year, the mix of deposits reflected a steady shift of funds out of CDs and into lower-cost core deposit accounts. CDs represented 25.0% of average interest-bearing liabilities in 2002, down from 38.5% in the year-earlier period, and generated 25.8% and 49.7%, respectively, of total interest expense. Specifically, CDs generated 2002 interest expense of $58.4 million, down $49.7 million, or 46.0%, from the level recorded in 2001. The reduction was the combined result of a $70.9 million decline in the average balance to $2.0 billion and a 227-basis point decline in the average cost of such funds to 2.89%. While the reduction in cost was indicative of the lower interest rate environment, the lower balance was indicative of the Company’s focus on core deposits and the sale of investment products through its banking offices. In addition, the Company’s pricing policies in the then-current interest rate environment were designed to discourage “hot money” deposits, and therefore served as an effective means of controlling funding costs.

Core deposits, including mortgagors’ escrow accounts, generated combined interest expense of $37.4 million, up from $33.7 million in 2001. The increase was the net effect of a $1.2 billion rise in the combined average balance to $3.3 billion and a 48-basis point decline in the average cost to 1.14%. In addition to a $164.3 million, or 55.0%, rise in the average balance of non-interest-bearing deposits to $463.1 million, the higher average balance of core deposits reflected an increase in the average balances of NOW and money market accounts and savings accounts.

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

Net Interest Income

In 2002, the Company recorded net interest income of $373.3 million, signifying a year-over-year increase of $167.4 million, or 81.4%. The increase was supported by the Company’s balance sheet restructuring and leveraging programs: during the year, the Company produced a record volume of loans secured by multi-family buildings while profitably deploying its borrowings into securities. The growth in these portfolios was sufficiently large to offset strategic reductions in one-to-four family loans and consumer credits, and to generate the significant level of net interest income growth.

The increase in net interest income was paralleled by significant expansion of the Company’s spread and margin. At 4.12% and 4.31%, respectively, the Company’s 2002 spread and margin were 74 and 72 basis points wider than the 2001 measures, and 109 and 92 basis points wider than the 2002 industry averages.

Provision for Loan Losses

In 2002, the Company’s record of asset quality was supported by the continued absence of any net charge-offs, and by year-over-year improvements in the balance of non-performing assets and non-performing loans. Non-performing assets declined $1.2 million to $16.5 million at December 31, 2002, representing 0.15% of total assets, signifying a year-over-year improvement of four basis points. Non-performing loans declined $1.2 million from the prior year-end amount to $16.3 million, representing 0.30% of loans, net, down three basis points.

The provision for loan losses was, accordingly, suspended, consistent with management’s practice since the third quarter of 1995. In the absence of any net charge-offs or provisions for loan losses, the allowance for loan losses was maintained at $40.5 million, equivalent to 247.83% of non-performing loans and 0.74% of loans, net, at December 31, 2002.

Other Operating Income

The Company recorded other operating income of $101.8 million in 2002, up $11.2 million, or 12.4%, from the level recorded in 2001. The increase was fueled by a combined increase of $21.8 million in fee and other income, which served to offset a $10.6 million decline in net securities gains.

Notwithstanding the mid-year reduction in the number of branches, fee income contributed $47.4 million to 2002 other operating income, up 35.3% from $35.1 million in 2001. At the same time, other income rose $9.4 million, or 33.5%, to $37.4 million, primarily reflecting a $3.8 million rise in revenues from the sale of third-party investment products to $10.6 million; a $3.1 million increase in BOLI income to $9.6 million; and $5.9 million in revenues derived from PBC. Net gains on the sale of loans (including gains on the sale of loans originated on a conduit basis) contributed $6.6 million to other income in 2002, down from $10.3 million in the prior year. In 2001, the Company’s other income also included net gains on the sale of two Bank-owned properties totaling $1.5 million.

After-tax gains on the sale of securities contributed $11.0 million, or $0.11 per diluted share, to the Company’s 2002 net income and $17.9 million, or $0.23 per diluted share, to net income in 2001.

Non-interest Expense

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

Operating expenses totaled $133.1 million in 2002, representing 1.33% of average assets, as compared to $112.8 million, representing 1.76% of average assets, in the prior year. The $20.3 million increase stemmed from all four expense categories, and largely reflected the full-year effect of staffing, operating, and marketing a branch network with 110 banking offices.

Compensation and benefits accounted for $8.9 million of the $20.3 million increase in operating expenses, having risen to $72.1 million from $63.1 million in the prior year. Included in the 2001 amount was a merger-related charge of $22.8 million; the after-tax impact of this charge on the Company’s 2001 earnings was $14.8 million, or $0.11 per diluted share. In addition to normal salary increases and the twelve-month effect of the Richmond County merger, the higher level of compensation and benefits expense in 2002 reflected the addition of certain management-level positions befitting a growing financial institution, and the addition of PBC’s management and staff. At December 31, 2002 and 2001, the number of full-time equivalent employees was 1,465 and 1,521, respectively.

Also included in 2002 compensation and benefits expense were plan-related expenses of $5.9 million, as compared to $22.8 million, reflected the aforementioned merger-related charge, in 2001.

Occupancy and equipment expense rose $4.6 million year-over-year to $23.2 million, despite the divestiture of 14 in-store branches in the second quarter and the consolidation of two in-store branches in the third quarter of 2002. The reduction in the number of branch offices was offset by the addition of PBC’s office in Manhattan and by the opening of four new branch offices during the first three quarters of the year.

G&A expense rose $4.2 million to $31.8 million in 2002, largely reflecting marketing expenses, while other expenses rose $2.5 million to $5.9 million. The latter increase reflects miscellaneous costs that were consistent with the operation of an $11.3 billion financial institution.

The year-over-year growth in operating expenses was sufficiently offset by the growth of net interest income and other operating income to produce an improvement in the efficiency ratio to 25.32%. In 2001, the Company recorded an efficiency ratio of 38.04%, reflecting the impact of the $22.8 million merger-related charge in compensation and benefits expense.

Income Tax Expense

The Company recorded income tax expense of $106.8 million in 2002, up $36.0 million from the level recorded in 2001. The increase reflected a $160.8 million rise in pre-tax income to $336.0 million and a decline in the effective tax rate to 31.8% from 40.4%.

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

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1, “Summary of Significant Accounting Policies” for a discussion of the impact of recent accounting pronouncements on the Company’s financial condition and results of operations.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS PAID PER COMMON SHARE

The common stock of New York Community Bancorp, Inc. has been traded on the New York Stock Exchange under the symbol “NYB” since December 20, 2002. Prior to that date, the Company’s common stock was traded on the Nasdaq National Market under the symbol “NYCB.”

At December 31, 2003, the number of outstanding shares was 256,649,073 and the number of registered owners was approximately 14,600. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

The table below sets forth the intra-day high/low price range and closing prices for the Company stock, as reported by the New York Stock Exchange from December 20, 2002 through December 31, 2003; the high and low bid prices and closing prices for the Company stock as reported by the Nasdaq Stock Market® from January 1, 2002 through December 19, 2002; and the cash dividends paid per common share for each of the four quarters of 2003 and 2002.

	Dividends Declared per Common Share (1)	Market Price (1)
		High	Low	Close
2003
1st Quarter	$0.14	$16.90	$15.27	$16.76
2nd Quarter	0.16	22.08	16.60	21.82
3rd Quarter	0.17	24.93	21.20	23.63
4th Quarter	0.19	29.74	23.59	28.54

2002
1st Quarter	$0.09	$16.88	$12.74	$15.55
2nd Quarter	0.11	17.02	13.58	15.01
3rd Quarter	0.11	18.01	13.04	15.85
4th Quarter	0.11	17.00	13.64	16.25

(1)	Amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

	December 31,
(in thousands, except share data)	2003	2002
ASSETS
Cash and due from banks	$285,904	$96,497
Money market investments	1,167	1,148
Securities held to maturity (market value of securities pledged of $273,181 and $214,486 at December 31, 2003 and 2002, respectively)	1,184,338	512,585
Mortgage-backed and -related securities held to maturity (market value of securities pledged of $1,195,686 and $38,489 at December 31, 2003 and 2002, respectively)	2,038,560	36,947
Securities available for sale ($24,800 and $27,626 pledged at December 31, 2003 and 2002, respectively)	775,657	354,989
Mortgage-backed and -related securities available for sale ($5,288,777 and $2,494,793 pledged at December 31, 2003 and 2002, respectively)	5,501,377	3,597,141
Federal Home Loan Bank of New York stock, at cost	170,915	186,860
Mortgage loans, net	10,188,737	5,405,266
Other loans, net	311,634	78,806
Less: Allowance for loan losses	(78,293)	(40,500)

Loans, net	10,422,078	5,443,572
Premises and equipment, net	152,584	74,531
Goodwill, net	1,918,353	624,518
Core deposit intangibles, net	98,993	51,500
Deferred tax asset, net	256,920	9,508
Other assets	634,491	323,296

Total assets	$23,441,337	$11,313,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
NOW and money market accounts	$2,300,221	$1,198,068
Savings accounts	2,947,044	1,643,696
Certificates of deposit	4,361,638	1,949,138
Non-interest-bearing accounts	720,203	465,140

Total deposits	10,329,106	5,256,042

Official checks outstanding	78,124	11,544
Borrowings	9,931,013	4,592,069
Mortgagors’ escrow	31,240	13,749
Other liabilities	203,197	116,176

Total liabilities	20,572,680	9,989,580

Stockholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	—	—
Common stock at par $0.01 (600,000,000 shares authorized; 259,915,509 shares and 192,398,978 shares issued at December 31, 2003 and 2002, respectively; 256,649,073 shares and 187,847,937 shares outstanding at December 31, 2003 and 2002, respectively)	1,949	1,082
Paid-in capital in excess of par	2,565,620	1,104,899
Retained earnings (substantially restricted)	434,577	275,097
Less: Treasury stock (3,266,436 and 4,551,041 shares, respectively)	(79,745)	(69,095)
Unallocated common stock held by ESOP	(15,950)	(20,169)
Common stock held by SERP and Deferred Compensation Plans	(3,113)	(3,113)
Unearned common stock held by RRPs	(41)	(41)
Accumulated other comprehensive (loss) income, net of tax	(34,640)	34,852

Total stockholders’ equity	2,868,657	1,323,512

Commitments and contingencies
Total liabilities and stockholders’ equity	$23,441,337	$11,313,092

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
(in thousands, except per share data)	2003	2002	2001
INTEREST INCOME:
Mortgage and other loans	$456,672	$403,407	$325,924
Securities	93,457	43,407	30,114
Mortgage-backed and -related securities	197,868	151,670	61,319
Money market investments	1,163	1,023	5,947

Total interest income	749,160	599,507	423,304

INTEREST EXPENSE:
NOW and money market accounts	12,385	15,884	15,171
Savings accounts	13,200	21,534	18,473
Certificates of deposit	38,610	58,425	108,097
Borrowings	179,954	130,394	75,685
Mortgagors’ escrow	36	14	62

Total interest expense	244,185	226,251	217,488

Net interest income	504,975	373,256	205,816
Provision for loan losses	—	—	—

Net interest income after provision for loan losses	504,975	373,256	205,816

OTHER OPERATING INCOME:
Fee income	62,654	47,443	35,061
Net securities gains	28,239	16,986	27,539
Gain on sale of branches	37,613	—	—
Other	35,481	37,391	28,015

Total other operating income	163,987	101,820	90,615

NON-INTEREST EXPENSE:
Operating expenses:
Compensation and benefits	102,683	72,084	63,140
Occupancy and equipment	26,779	23,230	18,643
General and administrative	33,541	31,841	27,610
Other	6,370	5,907	3,364

Total operating expenses	169,373	133,062	112,757
Amortization of core deposit intangible and goodwill	6,907	6,000	8,428

Total non-interest expense	176,280	139,062	121,185

Income before income taxes	492,682	336,014	175,246
Income tax expense	169,311	106,784	70,779

Net income	$323,371	$229,230	$104,467

Comprehensive income, net of tax:
Unrealized (loss) gain on securities	(69,492)	31,137	2,895

Comprehensive income	$253,879	$260,367	$107,362

Basic earnings per share	$1.70	$1.27	$0.77

Diluted earnings per share	$1.65	$1.25	$0.75

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31,
(in thousands, except per share data)	2003	2002	2001
COMMON STOCK (Par Value: $0.01):
Balance at beginning of year	$1,082	$1,082	$310
Shares issued	867	—	772

Balance at end of year	1,949	1,082	1,082

PAID-IN CAPITAL IN EXCESS OF PAR:
Balance at beginning of year	1,104,899	898,830	174,450
Shares issued and fractional shares	(639)	—	—
Tax effect of stock plans	13,804	15,860	11,000
Stock warrants issued in connection with BONUSESSM Units	—	89,915	—
Allocation of ESOP stock	25,418	4,725	20,846
Shares issued in the Roslyn and Richmond County mergers, respectively	1,422,138	—	692,534
Shares issued in secondary offering	—	95,569	—

Balance at end of year	2,565,620	1,104,899	898,830

RETAINED EARNINGS:
Balance at beginning of year	275,097	167,511	146,514
Net income	323,371	229,230	104,467
Dividends paid on common stock	(131,070)	(78,359)	(43,955)
Exercise of stock options (4,260,530; 4,074,172; and 5,340,571 shares, respectively)	(32,821)	(43,285)	(39,515)

Balance at end of year	434,577	275,097	167,511

TREASURY STOCK:
Balance at beginning of year	(69,095)	(78,294)	(2,388)
Purchase of common stock (8,523,841; 7,711,172; and 11,118,999 shares, respectively)	(174,525)	(119,980)	(121,048)
Shares retired (2,757,533 shares)	(63,332)	—	—
Shares issued to effect the Roslyn merger (8,305,449 shares)	151,741	—	—
Shares issued in secondary offering (10,426,667 shares)	—	67,303	—
Exercise of stock options (4,260,530; 4,074,172; and 5,340,571 shares, respectively)	75,466	61,876	45,142

Balance at end of year	(79,745)	(69,095)	(78,294)

EMPLOYEE STOCK OWNERSHIP PLAN:
Balance at beginning of year	(20,169)	(6,556)	(8,485)
Common stock acquired by ESOP	—	(14,790)	—
Allocation of ESOP stock	4,219	1,177	1,929

Balance at end of year	(15,950)	(20,169)	(6,556)

SERP AND DEFERRED COMPENSATION PLANS:
Balance at beginning of year	(3,113)	(3,113)	(3,770)
Allocation of SERP stock	—	—	657

Balance at end of year	(3,113)	(3,113)	(3,113)

RECOGNITION AND RETENTION PLANS:
Balance at beginning of year	(41)	(41)	(41)
Earned portion of RRPs	—	—	—

Balance at end of year	(41)	(41)	(41)

ACCUMULATED COMPREHENSIVE INCOME, NET OF TAX:
Balance at beginning of year	34,852	3,715	820
Unrealized (loss) gains on securities, net of tax of $29,505; $18,281; and $4,398, respectively	(51,843)	33,951	8,167
Less: Reclassification adjustment for gains included in net income, net of tax of $10,590; $1,515; and $2,839, respectively	(17,649)	(2,814)	(5,272)

Change in net unrealized (depreciation) appreciation in securities, net of tax	(69,492)	31,137	2,895

Balance at end of year	(34,640)	34,852	3,715

Total stockholders’ equity	$2,868,657	$1,323,512	$983,134

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$323,371	$229,230	$104,467

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7,844	6,759	5,495
Amortization of premiums (accretion of discounts), net	16,876	8,728	(2,261)
Net deferred loan origination (costs) fees	(6,134)	2,147	1,393
Amortization of core deposit intangible and goodwill	6,907	6,000	8,428
Net securities gains	(28,239)	(16,986)	(27,539)
Net gain on sale of loans	(2,775)	(6,564)	(10,305)
Net gain on sale of Bank office buildings	—	—	(1,484)
Net gain on sale of South Jersey Bank Division	(37,613)	—	—
Tax benefit effect of stock plans	13,804	15,860	11,000
Earned portion of ESOP	29,637	5,902	22,775
Earned portion of SERP	—	—	657
Changes in assets and liabilities:
Goodwill recognized in the Peter B. Cannell & Co., Inc. acquisition and other goodwill addition	—	(9,865)	—
Goodwill recognized in the Roslyn and Richmond County mergers, respectively	(1,293,835)	—	(502,511)
Core deposit intangible recognized in the Roslyn and Richmond County mergers, respectively	(54,400)	—	(60,000)
Allowance acquired in the Roslyn and Richmond County mergers, respectively	37,793	—	22,436
(Increase) decrease in deferred income taxes	(207,861)	30,888	1,964
Increase in other assets	(311,195)	(70,864)	(143,560)
Increase (decrease) in official checks outstanding	66,580	(76,103)	46,408
Increase (decrease) in other liabilities	87,021	(36,752)	96,782

Total adjustments	(1,675,590)	(140,850)	(530,322)

Net cash (used in) provided by operating activities	(1,352,219)	88,380	(425,855)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from redemption, maturities, and sales of securities and mortgage-backed and -related securities held to maturity and FHLB stock	411,447	75,459	112,573
Proceeds from redemption, maturities, and sales of securities and mortgage-backed and -related securities available for sale	7,821,588	2,698,721	685,074
Purchase of securities and mortgage-backed and –related securities held to maturity and FHLB stock, net	(3,057,138)	(561,378)	(142,176)
Purchase of securities and mortgage-backed and –related securities available for sale, net	(10,255,902)	(3,656,057)	(2,723,427)
Loan originations, net of repayments	(5,322,976)	(1,150,477)	(2,379,211)
Proceeds from sale of loans	315,586	495,479	620,886
Purchase or acquisition of premises and equipment, net	(85,897)	(12,280)	(33,830)

Net cash used in investing activities	(10,173,292)	(2,110,533)	(3,860,111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in mortgagors’ escrow	17,491	(7,747)	10,205
Net increase (decrease) in deposits	5,413,680	(194,560)	2,193,408
Net increase in borrowings	5,338,944	2,085,241	1,469,323
South Jersey Bank Division deposits sold, net of premium received	(303,003)	—	—
Cash dividends and stock options exercised	(163,891)	(121,644)	(83,470)
Purchase of Treasury stock, net of stock options exercised	(99,059)	(58,104)	(75,906)
Shares issued in the Roslyn merger, secondary offering, and the Richmond County merger, respectively	1,422,644	95,569	693,306
Stock warrants issued in connection with BONUSESSM Units	—	89,915	—
Treasury stock issued in the Roslyn merger, net, and secondary offering, respectively	88,409	67,303	—
Cash in lieu of fractional shares in connection with stock split	(278)	—	—
Common stock acquired by ESOP	—	(14,790)	—

Net cash provided by financing activities	11,714,937	1,941,183	4,206,866

Net increase (decrease) in cash and cash equivalents	189,426	(80,970)	(79,100)
Cash and cash equivalents at beginning of period	97,645	178,615	257,715

Cash and cash equivalents at end of period	$287,071	$97,645	$178,615

Supplemental information:
Cash paid for:
Interest	$244,253	$210,578	$217,958
Income taxes	191,145	49,858	3,541
Non-cash investing activities:
Securitization of mortgage loans to mortgage-backed securities	$—	$569,554	$—
Transfer of securities from available for sale to held to maturity	—	1,010	—
Reclassification from other loans to securities available for sale	—	460	—
Transfers to other real estate owned from loans	286	213	55

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formerly known as Queens County Bancorp, Inc., New York Community Bancorp, Inc. (on a stand-alone basis, the “Parent” or, collectively with its subsidiaries, the “Company”) was organized under Delaware law on July 20, 1993 to serve as the holding company for New York Community Bank and its subsidiaries (the “Bank” or the “Subsidiary”), formerly known as Queens County Savings Bank. The Bank converted from a state-chartered mutual savings bank to the capital stock form of ownership on November 23, 1993, at which date the Company issued its initial offering of 4,588,500 shares of common stock (par value: $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50 percent of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company only information is presented in Note 16.

Reflecting nine stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; 3-for-2 stock splits on April 10 and October 1, 1997, September 29, 1998, and March 29 and September 20, 2001; and 4-for-3 stock splits on May 21, 2003 and February 17, 2004), the initial offering price adjusts to $0.93 per share. Unless otherwise indicated, all share data presented in this filing reflects the impact of the 4-for-3 stock splits in 2004 and 2003.

Reflecting the stock splits, a secondary offering of 10,426,667 shares on May 14, 2002, and the impact of share repurchases and option exercises, the number of shares outstanding was 256,649,073 at December 31, 2003. An additional secondary offering of 13.5 million shares was completed on January 30, 2004.

The number of shares outstanding at December 31, 2003 also reflects shares issued pursuant to the Company’s merger transactions with Haven Bancorp, Inc. (“Haven”), Richmond County Financial Corp. (“Richmond County”), and Roslyn Bancorp, Inc. (“Roslyn”), as described below.

Beginning with the most recent of these merger transactions, the Company entered into an agreement and plan of merger with Roslyn, parent of The Roslyn Savings Bank, on June 27, 2003, under which it would acquire Roslyn in a purchase transaction. On October 31, 2003, Roslyn merged with and into the Company. At the same time, The Roslyn Savings Bank, the primary subsidiary of Roslyn, merged with and into the Bank.

On March 27, 2001, the Company and Richmond County entered into an agreement, valued at $693.4 million, under which the two companies would combine in a merger-of-equals. On July 31, 2001, Richmond County merged with and into the Company. At the same time, Richmond County Savings Bank, the primary subsidiary of Richmond County, merged with and into the Bank.

On June 27, 2000, the Company entered into an agreement and plan of merger with Haven, parent of CFS Bank, under which it would acquire Haven in a purchase transaction valued at $174.3 million. In anticipation of the acquisition, the name of the Company was changed to New York Community Bancorp, Inc. on November 21, 2000. On November 30, 2000, Haven was merged with and into the Company and, on January 31, 2001, CFS Bank merged with and into the Bank. The Bank changed its name to New York Community Bank on December 14, 2000.

At December 31, 2003, the Bank had a network of 139 banking offices (including 86 traditional branches, 52 in-store branches, and one customer service center) serving customers in New York City, Long Island, and Westchester County in New York, and Essex, Hudson, and Union counties in New Jersey. The Bank operates its branch network through seven local divisions: Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, Roosevelt Savings Bank, CFS Bank, First Savings Bank of New Jersey, and Ironbound Bank.

The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiaries follow in preparing and presenting their consolidated financial statements, which conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year consolidated financial statements to conform to the 2003 presentation.

Cash and Due From Banks and Money Market Investments

For cash flow reporting purposes, cash and cash equivalents include cash on hand, amounts due from banks, and money market investments, which include federal funds sold with original maturities of less than 90 days. The Company is required to maintain reserves in accordance with the monetary policy of the Federal Reserve. Such policy requires the Company to hold reserves in the form of vault cash, in addition to deposits with the Federal Reserve Bank. As of December 31, 2003, the Company was in compliance with this requirement. In addition, the Company had $1.7 million of interest-bearing deposits in other financial institutions at December 31, 2003.

Securities and Mortgage-backed and -related Securities Held to Maturity and Available for Sale

Securities and mortgage-backed and -related securities that the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed and -related securities, for actual prepayments. Securities and mortgage-backed and -related securities to be held for indefinite periods of time, and not intended to be held to maturity, are classified as “available for sale” securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders’ equity. Gains and losses on sales of securities and mortgage-backed and -related securities are computed using the specific identification method. The Company conducts a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary.

Loans

Loans, net, are carried at unpaid principal balances, including unearned discounts, net deferred loan origination costs or fees, and the allowance for loan losses.

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures,” to all loans except smaller balance homogenous consumer loans (including one-to-four family mortgage loans), loans carried at fair value or the lower of cost or fair value, debt securities, and leases. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral. Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan. SFAS No. 114 also provides that insubstance foreclosed loans should not be included in other real estate owned for financial reporting purposes but, rather, in the loan portfolio.

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. Management establishes the allowance for loan losses through a process that begins with estimates of probable loss inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In addition, management considers the Company’s current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management’s control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on regulators’ judgments concerning information made available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.

The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment of the loan yield over the term of the related loan using the interest method. When a loan is sold or repays, the remaining net unamortized fee is taken into income.

A loan is generally classified as a “non-accrual loan” when it is 90 days past due and management has determined that the collectibility of the entire loan is doubtful. When a loan is placed on “non-accrual” status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

Premises and Equipment

Premises, furniture and fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets (generally five years for furniture, fixtures, and equipment and forty years for premises). Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

In conjunction with the Roslyn merger, the Company acquired premises and equipment totaling $41.6 million at October 31, 2003.

Depreciation and amortization are included in “occupancy and equipment expense” on the Company’s Consolidated Statements of Income and Comprehensive Income, and amounted to approximately $7.8 million, $6.8 million, and $5.5 million, respectively, for the years ended December 31, 2003, 2002, and 2001.

Transfers and Servicing of Financial Assets

On May 31, 2002, the Company securitized $569.5 million of one-to-four family loans into mortgage-backed securities. The transaction was accounted for in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 140 is based on consistent application of a “financial-components” approach that focuses on control. Under said approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred; de-recognizes financial assets when control has been surrendered; and de-recognizes liabilities when extinguished. A transfer of financial assets in which the transferring entity surrenders control shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.

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

The retained interests in the securitization were initially measured at their allocated carrying amount, based upon the relative fair values of the retained interests received at the date of securitization. Capitalized mortgage servicing rights are reflected in “other assets” in the Company’s Consolidated Statements of Condition and amortized into “other operating income,” as reflected in the Company’s Consolidated Statements of Income and Comprehensive Income, in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are periodically evaluated for impairment based upon the fair value of the rights compared to amortized cost. At December 31, 2003 and 2002, the Company recorded no impairment to its servicing assets, which totaled $3.6 million and $4.7 million, respectively.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less the estimated selling costs. Revenues and expenses from operations and changes in the valuation allowance are included in “other operating expenses.” At December 31, 2003 and 2002, the Company had $92,000 and $175,000, respectively, of other real estate owned, which is included in “other assets” in the accompanying Consolidated Statements of Financial Condition.

There were no valuation allowances for other real estate owned at December 31, 2003 or 2002, and no provisions for the years ended December 31, 2003, 2002, or 2001.

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

Stock Option Plans

In October 1995, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 123, “Accounting for Stock-based Compensation.” SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for stock options using the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting method prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 31, 1995. Pro forma disclosures required for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation—Transition and Disclosure,” an amendment to SFAS No. 123. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require more prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002.

Had compensation costs for the Stock Option Plans (discussed in Note 13) been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123, the Company’s net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,
(in millions, except per share data)	2003	2002	2001
Net income
As reported	$323.4	$229.2	$104.5
Deduct: Stock-based employee compensation expense determined under fair value-based method, net of related tax effects	25.4	15.9	20.4

Pro forma	$298.0	$213.3	$84.1

Basic earnings per share (1)
As reported	$1.70	$1.27	$0.77

Pro forma	$1.57	$1.18	$0.62

Diluted earnings per share (1)
As reported	$1.65	$1.25	$0.75

Pro forma	$1.52	$1.16	$0.60

(1)	Per share amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

The effects of applying SFAS No.123, either for recognizing or disclosing compensation costs under such pronouncement, may not be representative of the effect on reported net income for future periods.

Because the stock options granted under all of the Stock Option Plans have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the estimated fair values, the Company employed a Black-Scholes option-pricing model, with the following weighted average assumptions used for grants made during the years ended December 31, 2003, 2002, and 2001:

	Years Ended December 31,
	2003	2002	2001
Dividend yield	2.70%	2.84%	2.82%
Expected volatility	23.57	13.32	33.03
Risk-free interest rate	3.88	5.04	4.83
Expected option lives	8.1 years	9.4 years	6.7 years

The Company had eight stock option plans at December 31, 2003, including two plans for directors and employees of the former Queens County Savings Bank; two plans for directors and employees of the former CFS Bank; a plan for directors and employees of the former Richmond County Savings Bank; a plan for directors and employees of the former Roosevelt Savings Bank, which had been acquired by Roslyn on February 16, 1999; and two plans for directors and employees of the former Roslyn Savings Bank. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans; accordingly, no compensation cost has been recognized.

Retirement Plans

The Company maintains a combined pension plan, which is currently frozen, for the benefit of employees of the former Queens County Savings Bank, the former CFS Bank, the former Richmond County Savings Bank, and the former Roslyn Savings Bank. Each plan covers substantially all employees who had attained minimum service requirements prior to the date on which the respective plan of the bank of origin was frozen. The former Queens County Savings Bank, CFS Bank, and Richmond County Savings Bank Retirement Plans were frozen on September 30, 1999, December 29, 2000, and March 31, 1999, respectively. The Roslyn Savings Bank Retirement Plan was frozen on January 31, 2003.

Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.

Earnings per Share (Basic and Diluted)

In February 1997, the FASB issued SFAS No. 128, “Earnings per Share,” simplifying the standards for computing earnings per share previously found in APB Opinion No. 15 of the same name, and replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

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

For the years ended December 31, 2003, 2002, and 2001, the weighted average number of common shares outstanding used in the computation of basic EPS was 189,826,992; 180,893,579; and 136,404,830, respectively. The weighted average number of common shares outstanding used in the computation of diluted EPS was 196,303,469; 183,225,968; and 138,763,623 for the corresponding periods. The differential in the weighted average number of common shares outstanding used in the computation of basic and diluted EPS represents the average common stock equivalents of stock options and warrants issued in connection with the Company’s Bifurcated Option Note Unit SecuritiES (“BONUSESSM Units”).

Segment Reporting

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company determined that all of its activities constitute only one reportable operating segment.

Bank-owned Life Insurance

The Company has purchased life insurance policies on certain employees. These policies are recorded in “other assets” at their cash surrender value, which is the amount that can be realized. Income from these policies and changes in the cash surrender value are recorded in “other income” in the Consolidated Statements of Income and Comprehensive Income. At December 31, 2003 and 2002, the Company had Bank-owned Life Insurance (“BOLI”) of $375.0 million and $203.0 million, respectively. The 2003 amount includes $125.9 million of BOLI that was acquired in the Roslyn merger and $30.0 million that was purchased during the year. An additional $100.0 million of BOLI was purchased by the Company on February 27, 2004.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. SFAS No. 149 was implemented by the Company in the third quarter of 2003 and had no impact on the Company’s consolidated statement of financial condition or results of operations for the year ended December 31, 2003.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the way an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that an issuer classify financial instruments that are considered a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and became otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 had no impact on the Company’s consolidated statement of financial condition or results of operations upon implementation during the third quarter of 2003. In November 2003, the FASB also issued a staff position that indefinitely deferred the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. The Company does not currently believe that the deferral of the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests will have a material impact on its consolidated statement of financial condition or results of operations when implemented.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which was adopted by the Company on December 31, 2003 and had no material impact on the Company’s consolidated financial statements. The objective of FIN 46 is to provide guidance on ways to identify a variable interest entity (“VIE”) and to determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 was effective for all VIEs created after January 31, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued a revised FIN 46 (“FIN 46 R”), which further delayed the effective date until March 31, 2004 for VIEs created prior to February 1, 2003, except for special purpose entities, which must adopt either FIN 46 or FIN 46 R as of December 31, 2003. The requirements of FIN 46 R will result in the deconsolidation of the Company’s wholly-owned subsidiary trusts, formed to issue mandatorily redeemable preferred securities (“trust preferred securities”). The provisions of FIN 46 R are not expected to materially impact the Company’s consolidated statements of income or cash flows.

Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued a revised Statement No. 132 (“SFAS No. 132 R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that improves financial statement disclosures for defined benefit plans. The project was initiated by the FASB earlier this year in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. The change replaces existing FASB disclosure requirements for pensions. In an effort to provide the public with better and more complete information, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs, and other relevant information. Companies are required to provide financial statement users with a breakdown of plan assets by category, such as equity, debt, and real estate. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. In addition to expanded annual disclosures, the FASB is improving the information available to investors in interim financial statements. Companies are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. The guidance is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law on December 8, 2003. As permitted under FASB Staff Position SFAS No. 106-1, the Company has elected to defer accounting for certain of the effects of the Act pending issuance of final guidance and transition rules. The Company is currently reviewing the Act and the potential impact on its postretirement medical plan. Accordingly, the accumulated postretirement benefit obligation and net periodic benefit costs related to this plan do not reflect the effects of the Act. Once final guidance is issued, previously reported information is subject to change.

Business Combinations

Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” These rules require that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. In addition, the non-amortization provisions of the rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001. Accordingly, no goodwill is being amortized in connection with the Roslyn and Richmond County mergers.

The Company adopted the remaining provisions of SFAS No. 142 when the rules became effective for calendar-year companies on January 1, 2002. Under these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. The Company applied the new rules on accounting for goodwill and other intangible assets with regard to the Haven acquisition on January 1, 2002, at which time the amortization of goodwill stemming from this acquisition, in the amount of $5.9 million per year, was discontinued.

Additionally, SFAS No. 142 requires that the Company complete an impairment assessment on all goodwill recognized in its consolidated financial statements. During 2003, management completed its assessment as of January 1, 2003 by comparing the fair value of goodwill to its carrying amount, and determined that no impairment charge was required.

The Company had no indefinite-lived intangible assets other than goodwill at December 31, 2003.

Financial Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. The Company adopted these provisions on January 1, 2003.

The Company provides guarantees and indemnifications to its customers to enable them to complete a wide variety of business transactions and to enhance their credit standing. The Company has recorded such guarantees at their respective fair values as an “other liability.” The Company deems the fair value of the guarantees to equal the consideration received. The following table summarizes the Company’s guarantees and indemnifications at December 31, 2003:

(in thousands)	Expire Within One Year	Expire After One Year	Total Outstanding Amount	Maximum Potential Amount of Future Payments
Performance standby letters of credit	$12,812	$—	$12,812	$12,812
Financial standby letters of credit	387	10,600	10,987	10,987
Loans with recourse/indemnification	—	981	981	981

	$13,199	$11,581	$24,780	$24,780

The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Performance standby letters of credit were issued primarily for the benefit of local municipalities on behalf of certain of the Bank’s borrowers. These borrowers are primarily residential subdivision borrowers who have a current relationship with the Bank. Performance standby letters of credit obligate the Bank to make payments in the event that a specified third party fails to perform under non-financial contractual obligations. Financial standby letters of credit were issued primarily for the benefit of other financial institutions, on behalf of certain of the Bank’s current borrowers. Financial standby letters of credit obligate the Bank to guarantee payment of a specified financial obligation. The Bank collects a fee upon the issuance of performance and financial standby letters of credit. These fees are initially recorded by the Bank as a liability and are recognized into income at the expiration date of the respective guarantees. In addition, the Bank also requires adequate collateral, typically in the form of real property or personal guarantees, upon issuance of performance and financial standby letters of credit. In the event of borrower default, loans with recourse/indemnification obligate the Bank to purchase loans the Company has sold or otherwise transferred to a third party.

NOTE 2:

BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

Goodwill

On October 31, 2003, the Company completed a merger with Roslyn, parent of The Roslyn Savings Bank, which operated 39 banking offices in Nassau, Suffolk, Queens, Kings and Bronx counties in New York. In addition to the opportunity to enhance shareholder value, the merger presented an opportunity to combine and expand two complementary banking operations; to enhance the Company’s capacity to generate loans in view of Roslyn’s capacity to accumulate deposits; to increase the Company’s deposit share in the New York metro region; and to strengthen the Company’s capacity for capital generation and capital management initiatives.

At the date of the merger, Roslyn had consolidated assets of $10.4 billion (including loans, net, of $3.5 billion and securities of $5.8 billion) and consolidated liabilities of $9.9 billion (including deposits of $5.9 billion and borrowings of $3.9 billion). Under the terms of the plan and agreement of merger, holders of Roslyn common stock received 0.75 shares (pre-split) of the Company’s common stock for each share of Roslyn common stock held at the merger date. In connection with the merger, the Company issued 75,824,353 shares of common stock (as split-adjusted) with a value of $1.4 billion, and retired 2,757,533 shares of the Company common stock (as split-adjusted) that had been purchased by Roslyn prior to the merger date. The excess of cost over fair value of net assets acquired was $1.3 billion. On November 1, 2003, the Company applied the provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction.

The following table presents data with respect to the fair values of assets and liabilities acquired in the Roslyn merger:

At October 31, 2003
Assets:
Cash and due from banks	$ 669,118
Securities	5,716,382
Loans, net of the allowance for loan losses	3,563,352
FHLB-NY stock	78,040
Fixed assets	81,872
Other assets	295,539
Core deposit intangible	54,400
Goodwill	1,293,835

Total assets	$11,752,538

Liabilities:
Deposits	$ 5,998,062
Borrowings	4,154,649
Other liabilities	84,375

Total liabilities	10,237,086

Net assets acquired	$ 1,515,452

A core deposit intangible (“CDI”) of $54.4 million recognized in connection with the merger is being amortized on a straight-line basis over ten years. The results of operations of Roslyn are included in the Consolidated Statements of Income and Comprehensive Income subsequent to October 31, 2003. The Company’s net income for the year ended December 31, 2003 would have amounted to $433.4 million had the Roslyn merger taken place on January 1, 2003. As of December 31, 2003, accrued merger-related costs of $60.8 million, consisting primarily of unpaid employment benefits, remain in “other liabilities” in the Consolidated Statement of Financial Condition. It is estimated that none of the goodwill stemming from the Roslyn merger will be deductible for income tax purposes.

On July 31, 2001, the Company completed a merger-of-equals with Richmond County, parent of Richmond County Savings Bank, which operated 34 banking offices in Staten Island, Brooklyn, and New Jersey. At the date of the merger, Richmond County had consolidated assets of $3.7 billion, including loans, net, of $1.9 billion, and consolidated liabilities of $3.4 billion, including deposits of $2.5 billion. Under the terms of the plan and agreement of merger, holders of Richmond County common stock received 1.02 shares (pre-split) of the Company’s common stock for each share of Richmond County common stock held at the merger date. In connection with the merger, the Company issued 68,525,850 shares of common stock (as split-adjusted) with a value of $692.5 million. The excess of cost over fair value of net assets acquired was $502.5 million. On August 1, 2001, the Company applied certain provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction. A CDI of $60.0 million was also recognized in connection with the merger, which is being amortized on a straight-line basis over ten years. The results of operations of Richmond County are included in the Consolidated Statements of Income and Comprehensive Income subsequent to July 31, 2001.

On November 30, 2000, the Company acquired Haven, parent of CFS Bank, which operated 70 branch offices in New York City, Nassau, Suffolk, Westchester, and Rockland counties (New York), New Jersey, and Connecticut. At the acquisition date, Haven had consolidated assets of $2.7 billion, including loans, net, of $2.2 billion, and consolidated liabilities of $2.6 billion, including deposits of $2.1 billion. In accordance with the plan and agreement of merger, holders of Haven common stock received 1.04 shares (pre-split) of the Company’s common stock for each share of Haven common stock held at the date of the acquisition. In connection therewith, the Company issued 39,310,976 shares of common stock (as split-adjusted) from Treasury with a value of $174.3 million. The excess of cost over fair value of net assets acquired was $118.6 million. In accordance with the adoption of SFAS No. 142 on January 1, 2002, the Company suspended the amortization of goodwill generated by the Haven acquisition. The results of operations of Haven are included in the Consolidated Statements of Income and Comprehensive Income subsequent to November 30, 2000.

In further accordance with SFAS No. 142, the Company was required to complete an impairment assessment on all goodwill recognized in its consolidated financial statements to determine if a transition impairment charge needed to be recognized. During 2003, management completed its assessment as of January 1, 2003 by comparing the fair value of its goodwill to the carrying amount, and determined that no impairment charge was required.

Net income and earnings per share for the years ended December 31, 2003, 2002, and 2001, as adjusted to exclude amortization expense (net of taxes) related to goodwill, are as follows:

(in thousands, except per share data)	2003	2002	2001
Net income
Reported net income	$323,371	$229,230	$104,467
Add back: goodwill amortization	—	—	3,853

Adjusted net income	$323,371	$229,230	$108,320

Basic earnings per share (1)
Reported basic earnings per share	$1.70	$1.27	$0.77
Add back: goodwill amortization	—	—	0.03

Adjusted basic earnings per share	$1.70	$1.27	$0.80

Diluted earnings per share (1)
Reported diluted earnings per share	$1.65	$1.25	$0.75
Add back: goodwill amortization	—	—	0.03

Adjusted diluted earnings per share	$1.65	$1.25	$0.78

(1)	Per-share amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2003 and 2002 are as follows:

(in thousands)	2003	2002
Balance at beginning of year	$624,518	$614,653
Goodwill acquired in the Roslyn merger and the Peter B. Cannell & Co., Inc. acquisition, respectively	1,293,835	9,753
Other additions	—	112

Balance at end of year	$1,918,353	$624,518

Acquired Intangible Assets

The Company has a CDI stemming from the Roslyn and Richmond County mergers and mortgage servicing rights stemming from the Richmond County merger. In addition, the Company has other identifiable intangibles of approximately $567,000 related to the purchase of a branch office. The mortgage servicing rights and other identifiable intangibles are included in “other assets” in the Consolidated Statements of Condition as of December 31, 2003. The following table summarizes the gross carrying and accumulated amortization amounts of the Company’s acquired intangible assets as of December 31, 2003:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(in thousands)
Acquired intangible assets:
Core deposit intangibles	$114,400	$(15,407)	$98,993
Mortgage servicing rights	2,640	(647)	1,993
Other intangible assets	1,325	(758)	567

Total	$118,365	$(16,812)	$101,553

        Aggregate amortization expense related to the CDI, mortgage servicing rights, and other identifiable intangibles for the year ended December 31, 2003 was $6.9 million, $311,000, and $88,000, respectively. The CDI, mortgage servicing rights, and other intangibles are being amortized on a straight-line basis over periods of ten years, eight-and-a-

half years, and fifteen years, respectively. The Company assessed the appropriateness of the useful lives of its intangible assets as of January 1, 2003 and determined them to be appropriate. No residual value is estimated for these intangible assets.

Estimated future amortization expense related to the CDI, merger-related mortgage servicing rights, and other identifiable intangibles from December 31, 2003 forward is as follows:

	Core Deposit Intangible	Mortgage Servicing Rights	Other Intangibles	Total
(in thousands)
2004	$11,440	$ 311	$ 88	$11,839
2005	11,440	311	88	11,839
2006	11,440	311	88	11,839
2007	11,440	311	88	11,839
2008	11,440	311	88	11,839
2009 and thereafter	41,793	438	127	42,358

Total remaining intangible assets	$98,993	$1,993	$567	$101,553

NOTE 3:

SECURITIES HELD TO MATURITY

Securities held to maturity at December 31, 2003 and 2002 are summarized as follows:

	December 31, 2003
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
U.S. Government agency obligations	$ 653,342	$ 377	$4,963	$ 648,756
Corporate bonds	239,712	8,158	1,593	246,277
Capital trust notes	275,659	27,246	—	302,905
Preferred stock	15,625	531	—	16,156

Total securities held to maturity	$1,184,338	$36,312	$6,556	$1,214,094

	December 31, 2002
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Corporate bonds	$233,653	$ 4,168	$ —	$237,821
Capital trust notes	273,932	13,799	48	287,683
Preferred stock	5,000	200	—	5,200

Total securities held to maturity	$512,585	$18,167	$ 48	$530,704

The following is a summary of the amortized cost and estimated market value of securities held to maturity at December 31, 2003 by contractual maturity:

	Amortized Cost
(in thousands)	U.S. Government Agency Obligations	Other Debt and Equity Securities	Estimated Market Value
Due within one year	$ —	$74,215	$76,075
Due from one to five years	—	67,983	70,722
Due from five to ten years	567,374	47,052	612,396
Due after ten years	85,968	341,746	454,901

Total securities held to maturity	$653,342	$530,996	$1,214,094

At December 31, 2003 and 2002, the Company had $170.9 million and $186.9 million, respectively of Federal Home Loan Bank of New York (“FHLB-NY”) stock, at cost. Such investment is required to be maintained in order for the Company to have access to funding resources provided by the FHLB-NY.

The Company had no outstanding commitments to buy securities held to maturity at December 31, 2003.

See Note 5 for tabular information regarding securities held to maturity having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2003.

NOTE 4:

MORTGAGE-BACKED AND -RELATED SECURITIES HELD TO MATURITY

Mortgage-backed and -related securities held to maturity at December 31, 2003 and 2002 are summarized as follows:

	December 31, 2003
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
FNMA certificates	$13,689	$ 686	$ —	$ 14,375
CMOs	2,010,899	3,737	38,081	1,976,555
Other mortgage-backed securities	13,972	—	—	13,972

Total mortgage-backed and -related securities held to maturity	$2,038,560	$4,423	$38,081	$2,004,902

	December 31, 2002
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
FNMA certificates	$36,947	$1,542	$—	$38,489

Total mortgage-backed and -related securities held to maturity	$36,947	$1,542	$—	$38,489

The amortized cost and estimated market value of mortgage-backed and -related securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following is a summary of the amortized cost and estimated market value of mortgage-backed and –related securities held to maturity at December 31, 2003 by contractual maturity:

	December 31, 2003
(in thousands)	Amortized Cost	Estimated Market Value
Due within one year	$—	$ —
Due from one to five years	—	—
Due from five to ten years	—	—
Due after ten years	2,038,560	2,004,902

Total mortgage-backed and -related securities held to maturity	$2,038,560	$2,004,902

The Company had no outstanding commitments to buy mortgage-backed or -related securities held to maturity at December 31, 2003.

See Note 5 for tabular information regarding mortgage-backed and –related securities held to maturity having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2003.

NOTE 5:

SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2003 and 2002 are summarized as follows:

	December 31, 2003
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Debt and equity securities available for sale:
U.S. Government agency obligations	$61,254	$42	$258	$61,038
Corporate bonds	131,387	186	4,691	126,882
State, county, and municipal	5,139	120	—	5,259
Other bonds	1,023	—	—	1,023
Capital trust notes	397,354	4,453	2,018	399,789
Preferred stock	127,832	1,687	7,212	122,307
Common stock	56,243	3,767	651	59,359

Total debt and equity securities available for sale	$780,232	$10,255	$14,830	$775,657

Mortgage-backed and -related securities available for sale:
GNMA certificates	$31,933	$—	$1,591	$30,342
FNMA certificates	821,566	6,220	—	827,786
FHLMC certificates	783,622	6,598	14,863	775,357
Other mortgage-backed securities	1,717	—	—	1,717
CMOs	3,913,389	12,615	59,829	3,866,175

Total mortgage-backed and -related securities available for sale	5,552,227	25,433	76,283	5,501,377

Total securities available for sale	$6,332,459	$35,688	$91,113	$6,277,034

	December 31, 2002
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Debt and equity securities available for sale:
U.S. Government agency obligations	$20,092	$38	$180	$19,950
Corporate bonds	56,605	632	8	57,229
Capital trust notes	210,236	6,396	534	216,098
Preferred stock	43,932	1,306	3	45,235
Common stock	16,300	2,794	2,617	16,477

Total debt and equity securities available for sale	$347,165	$11,166	$3,342	$354,989

Mortgage-backed and -related securities available for sale:
GNMA certificates	$68,608	$2,339	$—	$70,947
FNMA certificates	85,185	2,021	—	87,206
FHLMC certificates	845,016	25,611	—	870,627
CMOs	2,552,534	18,359	2,532	2,568,361

Total mortgage-backed and -related securities available for sale	3,551,343	48,330	2,532	3,597,141

Total securities available for sale	$3,898,508	$59,496	$5,874	$3,952,130

The gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale securities for the years ended December 31, 2003, 2002, and 2001 were as follows:

	December 31,
(in thousands)	2003	2002	2001
Gross proceeds	$3,056,236	$537,784	$685,074
Gross realized gains	32,858	17,484	37,207
Gross realized losses	7,019	498	9,668

The following is a summary of the amortized cost and estimated market value of securities available for sale at December 31, 2003, based on contractual maturity:

	December 31, 2003
(in thousands)	Amortized Cost	Estimated Market Value
Due within one year	$—	$—
Due from one to five years	9,118	9,181
Due from five to ten years	75,742	75,740
Due after ten years	6,247,599	6,192,113

Total securities available for sale	$6,332,459	$6,277,034

At December 31, 2003, the Company did not have any commitments to purchase securities available for sale.

The following table presents held-to-maturity and available-for-sale securities having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2003:

	Less than 12 Months		12 Months or Longer		Total
(dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Temporarily impaired held-to-maturity debt securities:
U.S. Government agency obligations	$609,081	$4,963	$—	$—	$609,081	$4,963
CMOs	1,584,124	38,081	—	—	1,584,124	38,081
Corporate bonds	23,450	1,593	—	—	23,450	1,593

Total temporarily impaired held-to-maturity debt securities	$2,216,655	$44,637	$—	$—	$2,216,655	$44,637

Temporarily impaired available-for-sale securities:
Debt securities:
U.S. Government agency obligations	$60,884	$258	$—	$—	$60,884	$258
Federal agency mortgage-backed securities	643,799	14,863	30,342	1,591	674,141	16,454
CMOs	2,927,355	59,829	—	—	2,927,355	59,829
Corporate bonds	114,320	4,691	—	—	114,320	4,691
Capital trust notes	106,384	1,909	840	109	107,224	2,018

Total temporarily impaired available-for-sale debt securities	3,852,742	81,550	31,182	1,700	3,883,924	83,250
Equity securities	92,459	7,863	—	—	92,459	7,863

Total temporarily impaired available-for-sale securities	$3,945,201	$89,413	$31,182	$1,700	$3,976,383	$91,113

At December 31, 2003, approximately 84.2% of the unrealized losses in the securities portfolio were on pass-through certificates guaranteed by FHLMC, GNMA, or FNMA, and CMOs backed by government agency pass-through certificates or whole loans. By virtue of the underlying collateral or structure, which is more often than not sequential, the Company’s CMOs are AAA-rated. The Company believes that price movements in CMOs and agency pass-through securities are dependent upon movements in market interest rates, since the credit risk inherent in these securities is negligible. The remaining 15.8% of the unrealized losses were concentrated in corporate bonds and state and municipal obligations. The Company reviews these securities on at least an annual basis, and there were no instances of credit or rating agency downgrades as of December 31, 2003. The Company believes that these price movements can be attributed to the increase in current market credit spreads on similar issuances.

The investment securities denoted as having a continuous loss position for twelve months or more consist of four government agency and civic organization-backed securities and one capital trust note. The Company primarily acquired these investment securities in conjunction with its community reinvestment activities. Such securities generate community reinvestment credits for the Company, lowering its tax liabilities in the year they are purchased, and generally carry a below-market rate of interest. The current market value of these securities represented an unrealized loss of $1.7 million at December 31, 2003, primarily due to the below-market yield provided and the limited market for their sale. At year-end 2003, the fair value of these securities was 5.2% below their collective book value of $32.9 million. Management believes that the unrealized loss on these securities is temporary and that they will be repaid in accordance with their terms. The Company receives monthly principal and interest payments on these securities; principal payments totaled $1.0 million for the year ended December 31, 2003. If these securities were marketed for sale to institutions requiring community reinvestment credit, the Company believes that it would receive book value in return.

Transfers of Financial Assets

On May 31, 2002, the Company securitized $569.5 million of one-to-four family loans into mortgage-backed securities. At the date of the transaction, this amount represented the historical carrying amount of the loans, net of any unamortized fees, plus accrued interest. In connection with the securitization, the Company capitalized $2.9 million of mortgage servicing rights, in proportion to their relative fair values. The Company did not securitize any loans, nor generate any mortgage servicing rights, during the year ended December 31, 2003.

As of December 31, 2003, the remaining carrying value of the mortgage servicing rights stemming from the second quarter 2002 securitization of one-to-four family loans was $1.6 million. Combining the mortgage servicing rights acquired in the Richmond County merger and the mortgage servicing rights stemming from the second quarter 2002 securitization of one-to-four family loans, the Company had total mortgage servicing rights of $3.6 million and $4.7 million at December 31, 2003 and 2002, respectively.

Mortgage servicing rights are included in “other assets” on the Consolidated Statements of Condition. The related aggregate amortization expense for the years ended December 31, 2003, 2002, and 2001 was $1.1 million, $827,000, and $26,000, respectively.

NOTE 6:

LOANS

The composition of the loan portfolio at December 31, 2003 and 2002 is summarized as follows:

	December 31,
(in thousands)	2003	2002
MORTGAGE LOANS:
Multi-family	$7,368,155	$4,494,332
One-to-four family	730,963	265,724
Commercial real estate	1,445,048	533,327
Construction	643,548	117,013

Total mortgage loans	10,187,714	5,410,396
Net deferred loan origination costs (fees)	1,023	(5,130)

Mortgage loans, net	10,188,737	5,405,266

Other loans	311,634	78,787
Unearned premiums	—	19

Other loans, net	311,634	78,806
Less: Allowance for loan losses	78,293	40,500

Loans, net	$10,422,078	$5,443,572

The Bank is one of the leading multi-family lenders for portfolio in the New York metro region. At December 31, 2003, $7.4 billion, or 70.2%, of total loans were secured by multi-family buildings, the vast majority of which were located in the five boroughs of New York City.

On December 1, 2000, the Bank adopted a policy of originating one-to-four family loans on a conduit basis in order to minimize its exposure to credit and interest rate risk. Under this program, applications are taken and processed by a third party. Following origination, the loans are sold to said party, service-released. Accordingly, no allowance for loan losses had been allocated to such loans.

Under the conduit program, the Bank sold one-to-four family loans totaling $297.3 million and $201.6 million in 2003 and 2002, respectively. In addition, the Bank sold, to various third parties, one-to-four family loans totaling $35.5 million in 2002 that were previously purchased from two financial institutions. The Company has discontinued the practice of purchasing one-to-four family loans for portfolio. During the years ended December 31, 2003, 2002, and 2001, the Company recorded aggregate net gains of $2.8 million, $2.7 million, and $10.3 million, respectively, on the sale of one-to-four family loans.

In 2003, the Bank sold $15.5 million of home equity loans. In 2002, the Bank sold an additional $180.4 million of one-to-four family loans from its portfolio and $71.4 million of home equity loans.

In conjunction with the Roslyn merger, the Company acquired a portfolio of student loans held for sale. Student loans are generally sold to the Student Loan Marketing Association during the grace period of the loan, before principal repayment begins.

Loans held-for-sale at December 31, 2003 and 2002, which are included in loans, net, are summarized as follows:

	December 31,
(in thousands)	2003	2002
One-to-four family loans	$7,020	$12,607
Student loans	586	—

Total loans held for sale	$7,606	$12,607

The Bank services mortgage loans for various third parties, including, but not limited to, Savings Bank Life Insurance (“SBLI”), the Federal National Mortgage Association (“ FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”), and the State of New York Mortgage Agency (“SONYMA”). At December 31, 2003, the unpaid principal balance of serviced loans amounted to $670.0 million (including $47.4 million acquired in the Roslyn merger); at December 31, 2002, the unpaid principal balance was $694.9 million. Custodial escrow balances maintained in connection with such loans amounted to $3.6 million and $3.9 million at the corresponding dates.

NOTE 7:

ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses for the years ended December 31, 2003, 2002, and 2001 is summarized as follows:

	December 31,
(in thousands)	2003	2002	2001
Balance, beginning of year	$40,500	$40,500	$18,064
Acquired allowance	37,793	—	22,436

Balance, end of year	$78,293	$40,500	$40,500

The allowance for loan losses was increased by $37.8 million pursuant to the Roslyn merger in 2003 and by $22.4 million pursuant to the Richmond County merger in 2001. The Company made no provisions for loan losses in 2003, 2002, or 2001. Non-accrual loans amounted to $34.3 million, $11.9 million, and $10.6 million, respectively, at December 31, 2003, 2002, and 2001. Loans 90 days or more delinquent and still accruing interest amounted to approximately $4.4 million and $6.9 million at December 31, 2002 and 2001; no such loans were recorded at December 31, 2003.

The interest income that would have been recorded under the original terms of such non-accrual loans and the interest income actually recognized for the years ended December 31, 2003, 2002, and 2001, are summarized below:

	December 31,
(in thousands)	2003	2002	2001
Interest income that would have been recorded	$2,066	$429	$651
Interest income recognized	(281)	(355)	(42)

Interest income foregone	$1,785	$74	$609

Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank’s overall allowance for loan losses. The Company’s recorded investment in impaired loans at December 31, 2003 was $11.5 million. The Company did not maintain a related loan loss allowance for these loans. The Company’s average recorded investment in impaired loans for the year ended December 31, 2003 was $11.8 million. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income for such loans, amounted to $58,000 for the year ended December 31, 2003. There were no impaired loans in 2002 or 2001.

NOTE 8:

DEPOSITS

The following is a summary of weighted average interest rates at December 31, 2003 and 2002 for each type of deposit:

	December 31,
	2003			2002
(dollars in thousands)	Amount	Percent of Total	Weighted Average Rate(1)	Amount	Percent of Total	Weighted Average Rate (1)
NOW and money market accounts	$2,300,221	22.27%	0.96%	$1,198,068	22.80%	1.18%
Savings accounts	2,947,044	28.53	0.56	1,643,696	31.27	0.93
Certificates of deposit	4,361,638	42.23	2.46	1,949,138	37.08	2.17
Non-interest-bearing accounts	720,203	6.97	—	465,140	8.85	—

Total deposits	$10,329,106	100.00%	0.83%	$5,256,042	100.00%	1.36%

(1)	Excludes the effect of purchase accounting adjustments.

At December 31, 2003 and 2002, the aggregate amount of deposits that had been reclassified as loan balances (i.e., overdrafts) was $1.1 million and $1.4 million, respectively.

The following is a summary of certificates of deposit (“CDs”) in amounts of $100,000 or more at December 31, 2003 by remaining term to maturity:

	CDs of $100,000 or More Maturing Within
(in thousands)	0 – 3 Months	3 – 6 Months	6 – 12 Months	Over 12 Months	Total
Total maturities	$380,090	$237,489	$183,822	$301,388	$1,102,789

At December 31, 2003 and 2002, the aggregate amount of CDs of $100,000 or more was approximately $1.1 billion and $615.7 million, respectively. Included in deposits at the respective dates were brokered deposits totaling $302.8 million and $10.5 million, respectively. The increase reflects brokered deposits totaling $295.6 million that were acquired in the Roslyn merger.

NOTE 9:

BORROWINGS

The Company’s borrowings at December 31, 2003 and 2002 are summarized as follows:

	December 31,
(in thousands)	2003	2002
FHLB-NY advances	$2,385,830	$2,251,200
Repurchase agreements	6,750,240	1,972,108
Trust preferred securities	590,050	368,761
Unsecured senior debt	204,893	—

Total borrowings	$9,931,013	$4,592,069

Accrued interest on borrowings is included in “other liabilities” in the Consolidated Statements of Financial Condition at December 31, 2003 and 2002, and totaled $41.2 million and $15.6 million at the respective dates. For the years ended December 31, 2003, 2002, and 2001, the interest expense generated by borrowings totaled $180.0 million, $130.4 million, and $75.7 million, respectively.

Federal Home Loan Bank of New York Advances

FHLB-NY advances totaled $2.4 billion and $2.3 billion, respectively, at December 31, 2003 and 2002. The contractual maturities of the outstanding FHLB-NY advances at December 31, 2003 were as follows:

(dollars in thousands) Contractual Maturity	Amount	Weighted Average Interest Rate(1)
2004	$22,000	5.32%
2005	22,000	6.11
2006	315,764	4.68
2007	107,575	2.47
2008	236,524	2.77
2009	275,224	5.87
2010	986,191	5.79
2011	420,138	4.76
2025	414	7.82

	$2,385,830	5.01%

(1)	Excludes the effect of purchase accounting adjustments.

The FHLB-NY advances are either straight fixed-rate advances or advances under the FHLB-NY convertible advance program, which grants the FHLB-NY the option to call the advance after an initial lock-out period of up to five years and quarterly thereafter, until maturity, or a one-time call at the initial call date. At December 31, 2003 and 2002, the advances were collateralized by securities with a market value of approximately $101.8 million and $828.0 million, respectively; pledges of FHLB-NY stock of $170.9 million and $186.9 million, respectively; and a blanket assignment of the Company’s qualifying mortgage loans.

For the twelve months ended December 31, 2003, the average balance of FHLB-NY advances was approximately $2.5 billion, with a weighted average interest rate of 4.4%. The maximum amount of FHLB-NY advances outstanding at any month-end during 2003 was $3.1 billion. For the twelve months ended December 31, 2002, the average balance was approximately $1.8 billion, with a weighted average interest rate of 5.5%. The maximum amount of FHLB-NY advances outstanding at any month-end during 2002 was $2.3 billion.

During the years ended December 31, 2003 and 2002, the Company maintained a $100.0 million overnight line of credit with the FHLB-NY. At December 31, 2003, there were no borrowings drawn under this line. At December 31, 2002, borrowings under this line amounted to $18.7 million. In addition, the Company had access to funds through a $100.0 million one-month facility from the FHLB-NY during the years ended December 31, 2003 and 2002. There were no borrowings outstanding under this facility at the respective dates. FHLB-NY advances and FHLB-NY overnight line-of-credit borrowings are secured by a pledge of certain eligible collateral, consisting of one-to-four family loans and/or

mortgage-backed securities, in an amount equal to 110% of outstanding advances. In addition, the Company maintains a $10.0 million line of credit with a money center bank, which had not been drawn upon at December 31, 2003 or 2002.

Repurchase Agreements

Repurchase agreements totaled $6.8 billion and $2.0 billion, respectively, at December 31, 2003 and 2002. The contractual maturities of repurchase agreements at December 31, 2003 were as follows:

Contractual Maturity	Amount	Weighted Average Interest Rate (1)
(dollars in thousands)
Up to 30 days	$1,444,657	1.15%
30 to 90 days	1,058,961	1.11
Over 90 days	4,246,622	3.48

Total	$6,750,240	2.61%

(1)	Excludes the effect of purchase accounting adjustments.

The above agreements were collateralized by mortgage-backed and -related securities and debt securities with respective market values of $5.3 billion and $24.8 million at December 31, 2003. At December 31, 2002, repurchase agreements were collateralized by mortgage-backed and -related securities and debt securities with respective market values of $2.5 billion and $27.6 million.

For the twelve months ended December 31, 2003, the average balance of short-term repurchase agreements was approximately $2.4 billion, with a weighted average interest rate of 1.16%. The maximum amount of short-term repurchase agreements outstanding at any month-end during 2003 was $4.3 billion. For the twelve months ended December 31, 2002, the average balance was approximately $1.4 billion, with a weighted average interest rate of 1.76%. The maximum amount of short-term repurchase agreements outstanding at any month-end during 2002 was $2.0 billion. Repurchase agreements represented an immaterial percentage of the Company’s total borrowings throughout 2001.

Trust Preferred Securities

Trust preferred securities totaled $590.1 million and $368.8 million, respectively, at December 31, 2003 and 2002. The following trust preferred securities were outstanding at December 31, 2003:

(in thousands)
Current Interest Rate & Security Title (1)	Issuer	Amount Outstanding	Date of Original Issue	Stated Maturity	Optional Redemption Date
10.460% Capital Securities	Haven Capital Trust I	$16,874	February 12, 1997	February 1, 2027	February 1, 2007
10.250% Capital Securities	Haven Capital Trust II	21,048	May 26, 1999	June 30, 2029	June 30, 2009
11.045% Capital Securities	Queens Capital Trust I	9,671	July 26, 2000	July 19, 2030	July 19, 2010
10.600% Capital Securities	Queens Statutory Trust I	14,423	September 7, 2000	September 7, 2030	September 7, 2010
4.980% Floating Rate Capital Securities	NYCB Capital Trust I	36,000	November 28, 2001	December 8, 2031	December 8, 2006
4.770% Floating Rate Capital Securities	New York Community Statutory Trust I	35,032	December 18, 2001	December 18, 2031	December 18, 2006
4.830% Floating Rate Capital Securities	New York Community Statutory Trust II	50,250	December 28, 2001	December 28, 2031	December 28, 2006
6.000% Fixed Rate Bifurcated Option Note Unit SecuritiES (BONUSESSM Units)	New York Community Capital Trust V	275,000	November 4, 2002	November 1, 2051	November 4, 2007
Less: Original issue discount, net of accretion		(92,357)

		182,643
4.780% Floating Rate Capital Securities	Roslyn Preferred Trust I	62,109	March 20, 2002	April 1, 2032	April 1, 2007
8.250% Non-Cumulative Exchangeable Fixed-Rate Series B Preferred Stock	Richmond County Capital Corporation	10,000	April 7, 2003	None	July 15, 2024
4.440% Non-Cumulative Exchangeable Fixed-Rate Series C Preferred Stock	Richmond County Capital Corporation	50,000	April 7, 2003	None	July 15, 2008
8.950% Non-cumulative Exchangeable Fixed-Rate Series C Preferred Securities	Roslyn Real Estate Asset Corp.	12,500	October 27, 2003	None	September 30, 2023
4.790% Non-cumulative Exchangeable Floating Rate Series D Preferred Stock	Roslyn Real Estate Asset Corp.	89,500	October 27, 2003	None	September 30, 2008

Total trust preferred securities		$590,050

(1)	Excludes the effect of purchase accounting adjustments.

On November 4, 2002, the Company completed a public offering of 5,500,000 BONUSES Units, including 700,000 that were sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $50.00 per share. The Company realized net proceeds from the offering of approximately $267.3 million. Each BONUSES Unit consists of a trust preferred security issued by New York Community Capital Trust V, a trust formed by the Company, and a warrant to purchase 2.4953 shares of the common stock of the Company at an effective exercise price of $20.04 per share. Each trust preferred security has a maturity of 49 years, with a coupon, or distribution rate, of 6.00% on the $50.00 per share liquidation amount. The warrants and preferred securities are non-callable for five years.

The gross proceeds of the BONUSES Units totaled $275.0 million and were allocated between the trust preferred security and the warrant comprising such units, in proportion to their relative values at the time of issuance. The value assigned to the warrants was $92.4 million, and was recorded as a component of additional “paid-in capital” in the Company’s consolidated financial statements. The value assigned to the trust preferred security component was $182.6 million and is included in “borrowings” in the Company’s Consolidated Statements of Condition. The difference between the assigned value and the stated liquidation amount of the trust preferred securities is treated as an original issue discount and amortized to “interest expense” over the life of the preferred securities on a level-yield basis. Issuance costs related to the BONUSES Units totaled $7.7 million, of which $5.1 million was allocated to the trust preferred security, reflected in

“other assets” in the Company’s Consolidated Statements of Condition, and amortized on a straight-line basis over five years. The portion of issuance costs allocated to the warrants totaled $2.6 million and was treated as a reduction in paid-in capital.

In addition, the Company has established eight other Delaware business trusts of which it owns all of the common securities: Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, Queens Statutory Trust I, NYCB Capital Trust I, New York Community Statutory Trust I, New York Community Statutory Trust II, and Roslyn Preferred Trust I (the “Trusts”). The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures (“Trust Preferred Securities”), which are described in the preceding table. Dividends on the Trust Preferred Securities are payable either quarterly or semi-annually and are deferrable, at the Company’s option, for up to five years. As of December 31, 2003, all dividends were current. As each one was issued, the Trusts used the proceeds from the Trust Preferred Securities offerings to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the “Debentures”) of the Company. The Debentures bear the same terms and interest rates as the related Trust Preferred Securities. The Debentures are the sole assets of the Trusts and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under applicable regulatory guidelines, a portion of the Trust Preferred Securities qualifies as Tier I capital, and the remainder qualifies as Tier II capital.

The BONUSES Units accrue interest at an annual rate of 6.00%. The Trust Preferred Securities issued by Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, and Queens Statutory Trust I accrue interest at an annual rate of 10.46%, 10.25%, 11.045% and 10.60%, respectively. The NYCB Capital Trust I accrues interest at a variable rate that is adjustable semi-annually and equal to 3.75% over the six-month LIBOR, with an initial rate of 6.007% and an interest rate cap of 11.00% effective through December 8, 2006. The New York Community Statutory Trust I accrues interest at a variable rate that is adjustable quarterly and equal to 3.60% over the three-month LIBOR, with an initial rate of 5.60% and an interest rate cap of 12.50% effective through December 18, 2006. The New York Community Statutory Trust II accrues interest at a variable rate that is adjustable semi-annually and equal to 3.60% over the six-month LIBOR, with an initial rate of 5.58% and an interest rate cap of 10.00% effective through December 28, 2006. The Roslyn Preferred Trust I accrues interest at a variable rate that is adjustable semi-annually and equal to 3.60% over the six-month LIBOR, with an initial rate of 5.88% and an interest rate cap of 12.00% effective through April 1, 2007.

On April 7, 2003, the Company, through its second-tier subsidiary, CFS Investments New Jersey, Inc., completed the sale of $60.0 million of preferred securities of Richmond County Capital Corporation in a private placement transaction. The private placement was made to “Qualified Institutional Buyers,” as defined in Rule 144A of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. The preferred securities consisted of $10.0 million, or 100 shares, of Richmond County Capital Corporation Series B Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, stated value of $100,000 per share (the “Series B Preferred Stock”) and $50.0 million, or 500 shares, of Richmond County Capital Corporation Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock, stated value of $100,000 per share (the “Series C Preferred Stock”). Dividends on the Series B Preferred Stock are payable quarterly at an annual rate of 8.25% of its stated value. The Series B Preferred Stock may be redeemed by the Company on or after July 15, 2024. Dividends on the Series C Preferred Stock are payable quarterly at an annual rate equal to LIBOR plus 3.25% of its stated value. The Series C Preferred Stock may be redeemed by the Company on or after July 15, 2008. The dividend rate on the Series C Preferred Stock resets quarterly.

On October 27, 2003, Roslyn Real Estate Asset Corp., a second-tier subsidiary that was acquired by the Company in the Roslyn merger, completed the sale of $102.0 million of preferred securities in a private placement transaction. The private placement was made to “Qualified Institutional Buyers,” as defined in Rule 144A of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. The preferred securities consisted of $12.5 million, or 125 shares, of Roslyn Real Estate Asset Corp. (“RREA”) Series C Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, liquidation preference of $100,000 per share (the “RREA Series C Preferred Stock”) and $89.5 million, or 895 shares, of RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock, liquidation preference of $100,000 per share (the “RREA Series D Preferred Stock”). Dividends on the RREA Series C Preferred Stock are payable quarterly at an annual rate of 8.95% of its stated value. The RREA Series C Preferred Stock may be redeemed by the Company on or after September 30, 2023. Dividends on the RREA Series D Preferred Stock are payable quarterly at an annual rate equal to 4.79% for the period September 30, 2003 to but excluding December 31, 2003 and thereafter at LIBOR plus 3.65% of its stated value. The RREA Series D Preferred Stock may be redeemed by the Company on or after September 30, 2008. The dividend rate on the RREA Series D Preferred Stock will be reset quarterly.

On November 13, 2002, Roslyn issued $115.0 million of 5.75% unsecured senior notes at a price of 99.785%. The notes have a maturity date of November 15, 2007. Interest on such notes is paid semi-annually on May 15 and November 15 of each year, beginning May 15, 2003. On November 21, 2001, Roslyn issued $75.0 million of 7.50% unsecured senior notes at par and a maturity date of December 1, 2008. Interest on such notes is paid semi-annually on June 1 and December 1 of each year, beginning June 1, 2002. In connection with these unsecured senior note offerings, the Company capitalized a total of $3.1 million of debt issuance costs (to be amortized on a straight-line basis, generally over the life of the borrowings), which are reflected as “interest expense on borrowings” in the accompanying Consolidated Statements of Income and Comprehensive Income. Accrued interest payable on senior notes at December 31, 2003 and 2002 was $1.3 million and $1.4 million, respectively.

The Company’s borrowings at December 31, 2003 also reflect four interest rate swap agreements which the Company entered into in the second quarter of the year. The agreements effectively converted four of the Company’s trust preferred securities from fixed to variable rate instruments. Under these agreements, which were designated, and accounted for, as “fair value hedges” aggregating a notional value of $65.0 million, the Company receives a fixed interest rate of 10.51% which is equal to the interest due to the holders of the trust preferred securities and pays a floating interest rate which is tied to the three-month LIBOR. At December 31, 2003, the weighted average floating rate of interest was 6.37%. The maturity dates, call features, and other critical terms of these derivative instruments match the terms of the trust preferred securities. As a result, no net gains or losses were recognized in earnings with respect to these hedges. At December 31, 2003, a $2.9 million liability, representing the fair value of the interest rate swap agreements, was recorded in “other liabilities.” An offsetting adjustment was made to the carrying amount of the trust preferred securities to recognize the change in their fair value.

NOTE 10:

FEDERAL, STATE, AND LOCAL TAXES

The components of the net deferred tax asset at December 31, 2003 and 2002 are summarized as follows:

	December 31,
(in thousands)	2003	2002
DEFERRED TAX ASSETS:
Financial statement allowance for loan loss	$30,448	$15,188
Accrual for post-retirement benefits	7,195	2,922
Mark to market on loans	—	1,720
Mark to market on borrowings	130,274	10,501
Merger-related costs	11,513	—
Compensation and related obligations	45,894	1,606
Mark to market on securities available for sale	62,687	—
Other	11,829	57

Total deferred tax assets	299,840	31,994

DEFERRED TAX LIABILITIES:
Mark to market on securities available for sale	—	(14,060)
Mark to market on loans	(4,990)	—
Pre-paid pension cost	(13,685)	(5,868)
Amortization of intangibles	(12,254)	—
Fixed assets	(10,753)	(1,408)
Other	(1,238)	(1,150)

Total deferred tax liabilities	(42,920)	(22,486)

Net deferred tax asset	$256,920	$9,508

The net deferred tax asset at December 31, 2003 and 2002 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurances about the level of future earnings.

Income tax expense for the years ended December 31, 2003, 2002, and 2001 is summarized as follows:

	December 31,
(in thousands)	2003	2002	2001
Federal – current	$152,618	$78,892	$33,123
State and local – current	12,460	5,004	1,905

Total current	165,078	83,896	35,028

Federal – deferred	3,814	20,822	32,815
State and local – deferred	419	2,066	2,936

Total deferred	4,233	22,888	35,751

Total income tax expense	$169,311	$106,784	$70,779

The following is a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2003, 2002, and 2001:

	December 31,
(in thousands)	2003	2002	2001
Statutory federal income tax expense	$172,439	$117,605	$61,336
State and local income taxes, net of federal income tax benefit	8,631	4,595	3,147
ESOP	5,441	(874)	6,250
BOLI	(5,329)	(3,367)	(2,294)
Tax effect of subsidiary transactions	(9,879)	(9,943)	—
Amortization of intangibles	—	—	2,950
Other, net	(1,992)	(1,232)	(610)

Total income tax expense	$169,311	$106,784	$70,779

The Company and its subsidiaries, including the Bank, file a consolidated federal income tax return on a calendar-year basis.

As a savings institution, the Bank is subject to special provisions in the federal and New York tax laws regarding its tax bad debt reserves and, for New York purposes, its allowable tax bad debt deduction. At December 31, 2003, the Bank’s federal, New York State, and New York City tax bad debt base-year reserves were $45.1 million, $321.3 million, and $320.6 million, respectively (including $17.8 million, $126.6 million, and $122.8 million, respectively, acquired in the Roslyn merger). At December 31, 2002, the respective tax bad debt base-year reserves were $27.3 million, $144.7 million, and $146.8 million, respectively. Related deferred tax liabilities have not been recognized since the Bank does not expect that these reserves, which constitute base-year amounts as set forth in the applicable tax laws, will become taxable in the foreseeable future. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Bank’s stock or certain excess distributions by the Bank to the Company; and (2) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York tax purposes.

NOTE 11:

COMMITMENTS AND CONTINGENCIES

Pledged Assets

At December 31, 2003 and 2002, the Company had pledged securities held to maturity with a market value of $273.2 million and $214.5 million, respectively. The carrying values of the pledged securities were $277.6 million and $214.4 million at the corresponding dates.

The Company also had pledged mortgage-backed and –related securities held to maturity with a market value of $1.2 billion and $38.5 million at December 31, 2003 and 2002, respectively. The carrying values of the pledged mortgage-backed and –related securities held to maturity were $1.3 billion and $36.9 million at the corresponding dates.

In addition, the Company had pledged securities available for sale with a market value and carrying value of $5.3 billion at December 31, 2003 and a market value and carrying value of $2.5 billion at December 31, 2002. Included in the pledged securities at December 31, 2003 and 2002 were mortgage-backed and –related securities totaling $5.3 billion and $2.5 billion, respectively, and securities totaling $24.8 million and $27.6 million, respectively.

Loan Commitments

At December 31, 2003 and 2002, commitments to originate loans amounted to approximately $1.2 billion and $478.7 million, respectively. The majority of the outstanding commitments at December 31, 2003 were expected to close within 90 days.

Lease and License Commitments

At December 31, 2003, the Company was obligated under 105 non-cancelable operating lease and license agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements upon their expiration in the normal course of business. The agreements contain escalation clauses commencing at various times during the lives of the agreements. Such clauses provide for increases in the annual rent.

At December 31, 2003, the Company had entered into several non-cancelable operating leases and license agreements for the rental of Bank properties. The agreements contain escalation clauses that provide for periodic increases in the annual rental.

The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

(in thousands)	Rental Expense
2004	$ 12,156
2005	11,940
2006	11,384
2007	10,236
2008	8,999
2009 and thereafter	52,096

Total minimum future rentals	$106,811

Included in “occupancy and equipment expense,” the rental expense under these leases was approximately $8.1 million, $6.8 million, and $5.7 million for the years ended December 31, 2003, 2002, and 2001, respectively. Rental income on Bank properties, netted in occupancy and equipment expense, was approximately $1.3 million, $1.0 million, and $1.2 million for the corresponding periods. Minimum future rental income under noncancelable sublease agreements aggregated $9.7 million at December 31, 2003.

On December 15, 2000, the Company relocated its corporate headquarters to the former headquarters of Haven in Westbury, New York. CFS Bank had purchased the office building and land in December 1997 under a lease agreement and Payment-in-lieu-of-Tax (“PILOT”) agreement with the Town of Hempstead Industrial Development Agency (“IDA”). Under the IDA and PILOT agreements, the Company sold the building and land to the IDA and is leasing it for $1.00 per year for a 10-year period ending on December 31, 2007. The Company will repurchase the building for $1.00 upon expiration of the lease term in exchange for IDA financial assistance.

Legal Proceedings

In the normal course of the Company’s business, there are various outstanding legal proceedings. In the opinion of management, based on consultation with legal counsel, the financial position of the Company will not be affected materially as a result of the outcome of such legal proceedings.

In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of CFS Bank. At December 31, 2003, the Bank had a lawsuit pending, whereby the plaintiffs are seeking recovery of approximately $12.4 million in damages. This amount does not include any statutory prejudgment interest that could be awarded. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against this action and continues to defend its position.

NOTE 12:

EMPLOYEE BENEFITS

Retirement Plans

On April 1, 2002, three separate pension plans for employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank merged together and were renamed the New York Community Bank Retirement Plan. The Plan covers substantially all employees who had attained minimum service requirements prior to the date when the respective plans were frozen by the banks of origin. Once frozen, the plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would have met eligibility requirements after the “freeze” date. The former Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the former CFS Bank Retirement Plan was frozen on June 30, 1996, reactivated on November 30, 2000, and subsequently refrozen on December 29, 2000. The former Richmond County Savings Bank Retirement Plan was frozen on March 31, 1999.

In connection with the Roslyn merger on October 31, 2003, the Company acquired the Roslyn Savings Bank Plan, which was frozen on January 31, 2003. The New York Community Bank Retirement Plan and the former Roslyn Savings Bank Retirement Plan (the “Roslyn Plan”) are presented on a consolidated basis in the tables that follow. It is expected that the Roslyn Plan will be merged with the New York Community Bank Retirement Plan in the second half of 2004.

The New York Community Bank Retirement Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis. Since all plans were frozen prior to 2001, there was no service cost for the years ended December 31, 2003 or 2002.

The following tables set forth the disclosures required under SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” for the New York Community Bank Retirement Plan:

	Pension Benefits
(in thousands)	2003	2002
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$82,134	$32,338
Service cost	587	—
Interest cost	5,198	2,322
Actuarial loss	6,069	2,483
Benefits paid	(4,256)	(2,024)
Settlements	(1,085)	(1,112)
Curtailments	(6,620)	—

Benefit obligation at end of year	$82,027	$34,007

CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year	$81,172	$34,611
Actual loss (return) on plan assets	10,902	(2,158)
Annuity payments	(4,256)	(2,024)
Settlements	(1,085)	(1,112)
Employer contributions	1,500	6,000

Fair value of assets at end of year	$88,233	$35,317

FUNDED STATUS:
Funded status	$6,206	$1,310
Unrecognized net actuarial loss	26,416	12,678
Unrecognized past service liability	1,459	1,660

Prepaid benefit cost	$34,081	$15,648

	Years Ended December 31,
	2003	2002	2001
WEIGHTED AVERAGE ASSUMPTIONS (1):
Discount rate	6.25%	6.75%	7.50%

Expected rate of return on plan assets	9.00%	9.00%	9.00%

(1)	Roslyn’s weighted average assumptions were the same as those for the Company in 2003.

	Years Ended December 31,
(in thousands)	2003	2002	2001
COMPONENTS OF NET PERIODIC BENEFIT COST:
Interest cost	$5,198	$2,322	$1,832
Service cost	587	—	—
Expected return on plan assets	(7,092)	(3,031)	(2,630)
Amortization of prior service cost	894	202	161
Amortization of unrecognized loss	1,547	126	—
Curtailment charge	239	—	—

Net periodic benefit expense (credit)	$1,373	$(381)	$(637)

At December 31, 2003, the aggregate benefit obligation and the aggregate fair value of plan assets for the New York Community Bank Retirement Plan were $34.5 million and $37.3 million, respectively; for the former Roslyn Plan, the corresponding amounts were $47.6 million and $50.9 million, respectively.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to improve financial statement disclosures for defined benefit plans. The following information is presented in accordance with revised SFAS No. 132.

Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), which is a no-load series open-ended mutual fund. In addition, the Trust holds some shares of Company stock, and a small portion of the assets (less than 1%) is invested in the common stock of RS Group (the parent of RSI Retirement Trust). The investment funds include four equity mutual funds and two bond mutual funds, each with its own investment objectives, investment strategies, and risks, as detailed in the Trust’s prospectus. The plan sponsor has discretion to determine the appropriate strategic asset allocation versus plan liabilities. The plan sponsor’s long-term investment objective is to be invested 65% in equity securities and 35% in debt securities (i.e., bond mutual funds), collectively referred to as the plan’s “target allocation.” Asset rebalancing is performed at least annually, with interim adjustments made when the investment mix varies more than 5% from the target in either direction. The investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above average performance when compared to their peer managers. Performance volatility is also monitored. Risk and volatility are further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

Current Asset Allocation

At October 1, 2003 and 2002, the weighted-average asset allocations for the New York Community Bank Retirement Plan and the Roslyn Plan were as follows:

	New York Community Bank Retirement Plan
	Plan Assets at October 1, 2003	Plan Assets at October 1, 2002
ASSET CATEGORY
Equity securities (1)	67%	50%
Debt securities (e.g., bond mutual funds)	33	32
Insurance contract (Cigna)	—	18

Total	100%	100%

	The Roslyn Savings Bank Retirement Plan
	Plan Assets at October 1, 2003	Plan Assets at October 1, 2002
ASSET CATEGORY
Equity securities (2)	69%	64%
Debt securities (e.g. bond mutual funds)	31	36

Total	100%	100%

(1)	Equity securities include Company common stock in the amount of $5.0 million (representing 14% of total plan assets) and $3.2 million (representing 9% of total plan assets) at October 1, 2003 and 2002, respectively.

(2)	Equity securities include Company common stock in the amount of $2.8 million (representing 6% of total plan assets) and $2.1 million (representing 5% of total plan assets) at October 1, 2003 and 2002, respectively.

The fair values of debt, equity, and mortgage-backed and –related securities are estimated based on bid quotations received from security dealers or from prices obtained from firms specializing in providing security pricing services.

Determination of Long-Term Rate-of-Return

The long-term rate-of-return-on-assets assumptions for the New York Community Bank and Roslyn Savings Bank Retirement Plans were based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plans’ target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5%-9% and 2%-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the plans’ target allocations, the expected rate of return is determined to be 9.0%, which is roughly the midpoint of the range of expected return.

Contributions

The Bank expects to contribute approximately $100,000 to the Roslyn Plan in 2004.

Qualified Savings Plans

The Company maintains a defined contribution Qualified Savings Plan named the New York Community Bank Employee Savings Plan in which all regular salaried employees are able to participate after one year of service and having attained age 21. No matching contributions have been made by the Company to the Plan since the Bank’s conversion to stock form on November 23, 1993.

In connection with the Roslyn merger, all matching contributions to the former Roslyn Savings Bank 401(k) Savings Plan were suspended effective October 31, 2003. In connection with the Richmond County merger and the Haven acquisition, respectively, all matching contributions to the former Richmond County Savings Bank 401(k) Savings Plan were suspended effective January 1, 2002, and all matching contributions to the former CFS Bank 401(k) Thrift Incentive Savings Plan were suspended effective January 1, 2001. Accordingly, there were no Company contributions relating to the New York Community Bank Employee Savings Plan for the years ended December 31, 2003, 2002, or 2001 except for five months of contributions relating to the Richmond County Savings Bank Plan for the year ended December 31, 2001.

Other Compensation Plans

The Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank. The unfunded balances of approximately $182,000 and $497,000 at December 31, 2003 and 2002, respectively, are reflected in “other liabilities” on the Company’s Consolidated Statements of Condition.

Deferred Compensation Plan

The Company maintains a deferred compensation plan for directors who are neither officers nor employees of the Bank. The remaining balances of approximately $387,000 and $466,000 at December 31, 2003 and 2002, respectively, are unfunded and, as such, are reflected in “other liabilities” on the Company’s Consolidated Statements of Condition.

Post-retirement Health and Welfare Benefits

The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement. The costs of such benefits are accrued during the years that an employee renders the necessary service.

The following tables set forth the disclosures required under SFAS No. 132 for the Bank’s post-retirement benefit plans in 2003, as consolidated with Roslyn’s post-retirement plan, and in 2002 as a stand-alone entity:

	Post-retirement Benefits
(in thousands)	2003	2002
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$15,662	$6,790
Service cost	10	40
Interest cost	1,015	476
Actuarial loss	1,523	638
Benefits paid	(1,097)	(751)
Plan amendments	347	—
Curtailment	—	—

Benefit obligation at end of year	17,460	$7,193

CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year	$—	$—
Employer contribution	1,097	751
Benefits paid	(1,097)	(751)

Fair value of assets at end of year	$—	$—

FUNDED STATUS:
Accrued post-retirement benefit cost	$(16,886)	$(7,696)
Employer contribution	1,097	752
Total net periodic benefit credit	(859)	(450)

Accrued post-retirement benefit cost	$(16,648)	$(7,394)

	Years Ended December 31,
	2003	2002	2001
WEIGHTED-AVERAGE ASSUMPTIONS (1):
Discount rate	6.25%	6.75%	7.50%

Current medical trend rate	10.00%	9.00%	9.00%

Rate of compensation increase	3.50%	4.00%	4.25%

(1)	Roslyn’s weighted average assumptions were the same as those for the Company in 2003.

	Years Ended December 31,
(in thousands)	2003	2002	2001
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$ 10	$ 40	$ 53
Interest cost	1,015	476	377
Amortization of prior service cost	(157)	(56)	(217)
Amortization of unrecognized gain	(9)	(10)	—

Net periodic benefit credit	$ 859	$450	$ 213

Increasing the assumed health care cost trend rate by 1% in each year would have increased the accumulated post-retirement benefit obligation as of December 31, 2003 by $865,000, and the aggregate of the benefits earned and interest components of 2003 net post-retirement benefit expense by $25,000. Decreasing the assumed health care cost trend rate by 1% in each year would have reduced the accumulated post-retirement benefit obligation as of December 31, 2003 by $820,000, and the aggregate of the benefits earned and interest components of 2003 net post-retirement benefit expense by $25,000.

NOTE 13:

STOCK-RELATED BENEFIT PLANS

Stock Plans

At the time of its conversion to stock form, the Bank established the following stock plans:

Employee Stock Ownership Plan (“ESOP”)

In connection with the conversion, the Company loaned $19.4 million to the ESOP to purchase 18,583,440 shares. In the second quarter of 2002, the Company loaned an additional $14.8 million to the ESOP for the purchase of 906,667 shares of the common stock that were sold in the secondary offering on May 14, 2002. The two loans were consolidated in 2002 into a single loan, which is being repaid at a fixed interest rate of 4.75% over a period of time not to exceed 30 years. The Bank is obligated to repay the loan by making periodic contributions. The obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2003 and 2002, the loan had an outstanding balance of $14.4 million and $18.9 million, respectively. Interest expense for the obligation was $896,000; $708,000; and $422,500, respectively, for the years ended December 31, 2003, 2002, and 2001.

As the loan is repaid, shares are released from a suspense account and are allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. The Bank made no contributions to the ESOP during 2003 and 2002. Dividends and investment income on ESOP shares that were used for debt service amounted to approximately $5.3 million, $1.7 million, and $658,000, respectively, for the years ended December 31, 2003, 2002, and 2001.

All full-time employees who have attained 21 years of age and who have completed 12 consecutive months of credited service are eligible to participate in the ESOP. Benefits vest on a seven-year basis, starting with 20% in the third year of employment and continuing in 20% increments each year thereafter, and are payable upon death, retirement, disability, or separation from service, and may be payable in cash or stock. However, in the event of a change in control, as defined in the plan, any unvested portion of benefits shall vest immediately.

In 2003 and 2002, the Company allocated 1,341,345 and 374,450 ESOP shares, respectively, to participants. At December 31, 2003, there were 5,068,648 shares remaining for future allocation, with a market value of $144.6 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. For the years ended December 31, 2003, 2002, and 2001, the Company recorded ESOP-related compensation expense of $29.6 million, $5.9 million, and $22.8 million, respectively.

Supplemental Employee Retirement Plan (“SERP”)

In 1993, the Bank also established a SERP, which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.1 million of trust-held assets at December 31, 2003 and 2002, respectively, based upon the cost of said assets. Trust-held assets, consisting entirely of the Company’s common stock, amounted to 854,552 shares at both December 31, 2003 and 2002. The cost of such shares is reflected as contra-equity and additional paid-in capital in the Company’s Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2003 or 2002.

Recognition and Retention Plans and Trusts (“RRPs”)

At the time of the conversion, the Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 5,899,500 shares. As of December 31, 2003, a total of 5,875,279 shares had been granted and were fully vested under the RRPs. No shares were awarded in 2003 or 2002. At December 31, 2003, the RRP held 24,221 unallocated shares with a cost basis of $41,000, which has been accounted for as a reduction in stockholders’ equity. Previously granted awards vested at a rate of 33-1/3% per year for directors and at a rate of 20% per year for officers and employees. Any unvested awards become 100% vested upon termination of employment due to death, disability, or normal retirement, or following a change in control of the Bank or the Company. The Bank recognizes expense based on the original cost of the common stock at the date of grant for the RRPs. The Company recorded no compensation expense for the RRPs in 2003, 2002, or 2001.

Stock Option Plans

At December 31, 2003, the Company had eight stock option plans: the 1993 and 1997 New York Community Bancorp, Inc. Stock Option Plans, the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans, the 1998 Richmond County Financial Corp. Stock Compensation Plan, the T R Financial Corp. 1993 Incentive Stock Option Plan, and the Roslyn Bancorp, Inc. 1997 and 2001 Stock-Based Incentive Plans (collectively, the “Stock Option Plans”). As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

Under the Stock Option Plans, each granted stock option entitles the holder to purchase shares of the Company’s common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over two to five years from the date of issuance, and expire ten years from the date on which they were granted. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2003, 2002, and 2001, the number of outstanding options under the Stock Option Plans was 26,573,524; 19,418,313; and 11,662,165, respectively. In connection with the Roslyn merger, the Company acquired three stock option plans which held a total of 7,938,221 outstanding options. The number of outstanding options at December 31, 2003 includes 7,690,052 outstanding options relating to the three Roslyn stock option plans.

At December 31, 2003, there were 356,735 shares reserved for future issuance under the Company’s Stock Option Plans.

The status of the Stock Option Plans at December 31, 2003, 2002, and 2001, and changes during the years ending on those dates, are summarized below:

	Years Ended December 31,
	2003		2002		2001
	Number of Stock Options(1)	Weighted Average Exercise Price(1)	Number of Stock Options(1)	Weighted Average Exercise Price(1)	Number of Stock Options(1)	Weighted Average Exercise Price(1)
Stock options outstanding, beginning of year	19,418,313	$12.81	11,662,165	$ 8.99	9,779,460	$ 4.48
Granted	4,658,571	16.48	10,895,788	14.47	2,712,116	8.65
Assumed in acquisitions	7,938,221	16.15	—	—	6,376,772	10.32
Exercised and forfeited	(5,441,581)	12.58	(3,139,640)	4.37	(7,206,183)	3.92

Stock options outstanding, end of year	26,573,524	$14.50	19,418,313	$12.81	11,662,165	$ 8.99

Options exercisable at year-end	16,289,759		10,686,580		8,461,321
Weighted-average grant-date fair value of options granted during the year	$11.93		$3.75		$6.06

(1)	Amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Price	Number of Options Outstanding at December 31, 2003	Weighted- Average Remaining Contractual Life of Options Outstanding	Weighted- Average Exercise Price	Options Exercisable at December 31, 2003	Weighted- Average Exercise Price
$5.01 - $10.75	2,460,588	5.10 years	$ 6.09	2,390,588	$ 6.01
$11.21 - $15.71	15,912,148	7.23	14.30	10,955,609	14.59
$16.06 - $18.40	7,627,779	8.40	17.04	2,724,844	18.33
$21.35 - $23.50	573,009	9.06	22.36	218,718	21.37

	26,573,524	7.40 years	$14.50	16,289,759	$14.05

NOTE 14:

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of fair value information about the Company’s on- and off-balance sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present-value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, the timing of future cash flows, and the discount rate.

Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes. In addition, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

The following table summarizes the carrying values and estimated fair values of the Company’s on-balance sheet financial instruments at December 31, 2003 and 2002:

	December 31,
	2003		2002
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
FINANCIAL ASSETS:
Cash and cash equivalents	$287,071	$287,071	$97,645	$97,645
Securities held to maturity	1,184,338	1,214,094	512,585	530,704
Mortgage-backed and -related securities held to maturity	2,038,560	2,004,902	36,947	38,489
Securities available for sale	6,277,034	6,277,034	3,952,130	3,952,130
Federal Home Loan Bank of New York stock	170,915	170,915	186,860	186,860
Loans, net	10,422,078	10,646,642	5,443,572	5,511,132
FINANCIAL LIABILITIES:
Deposits	$10,329,106	$10,335,105	$5,256,042	$5,225,380
Borrowings	9,931,013	10,030,440	4,592,069	4,882,223
Mortgagors’ escrow	31,240	31,240	13,749	13,749

The methods and significant assumptions used to estimate fair values pertaining to the Company’s financial instruments are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities.

Securities and Mortgage-backed and –related Securities Held to Maturity and Available for Sale

The fair values of debt, equity, and mortgage-backed and –related securities are estimated based on bid quotations received from security dealers or on prices obtained from firms specializing in providing security pricing services.

Federal Home Loan Bank of New York Stock

The fair value of FHLB-NY stock approximates the carrying amount, which is at cost.

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

The above technique of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company’s loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

The fair values of deposit liabilities with no stated maturity (NOW, money market, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of CDs represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank’s deposit base. Management believes that the Bank’s core deposit relationships represent a relatively stable, low-cost source of funding that has a substantial intangible value separate from the value of the deposit balances.

Borrowings

The estimated fair value of borrowings is based on the discounted value of contractual cash flows with interest rates currently in effect for borrowings with similar maturities and collateral requirements.

Other Receivables and Payables

The fair values are estimated to equal their respective carrying values since they are short-term.

Off-balance Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The fair value of commitments to purchase securities available for sale is based on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The estimated fair values of these off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 2003 or 2002.

NOTE 15:

RESTRICTIONS ON THE BANK

Various legal restrictions limit the extent to which the Bank can supply funds to the parent company and its non-bank subsidiaries. As a converted stock-form savings bank, the Bank requires the approval of the Superintendent of the New York State Banking Department if dividends declared in any calendar year exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. The term “net profits” is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes.

NOTE 16:

PARENT COMPANY ONLY FINANCIAL INFORMATION

Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company only):

Condensed Statements of Condition

	At December 31,
(in thousands)	2003	2002
ASSETS
Cash	$38,125	$490
Money market investments	61,452	123,621
Securities held to maturity (estimated market value of $10,700 and $10,535, respectively)	10,000	10,000
Securities available for sale	57,562	3,257
Investments in and advances to subsidiaries, net	3,426,824	1,394,723
Other assets	52,524	19,499

Total assets	$3,646,487	$1,551,590

LIABILITIES AND STOCKHOLDERS’ EQUITY
Senior notes	$204,893	$—
Other liabilities	572,937	459,890

Total liabilities	777,830	459,890

Stockholders’ equity	2,868,657	1,091,700

Total liabilities and stockholders’ equity	$3,646,487	$1,551,590

Condensed Statements of Income

	Years Ended December 31,
(in thousands)	2003	2002	2001
Interest income	$2,749	$3,077	$943
Dividends from subsidiaries	195,000	—	—
Gain on securities	117	—	—
Other income	34	—	—

Total income	197,900	3,077	943
Operating expenses	32,233	17,189	129

Income (loss) before income tax and equity in undistributed earnings	165,667	(14,112)	814
Income tax expense	300	300	268

Income (loss) before equity in undistributed earnings of subsidiaries	165,367	(14,412)	546
Equity in undistributed earnings of subsidiaries	158,004	243,642	103,921

Net income	$323,371	$229,230	$104,467

Condensed Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$323,371	$229,230	$104,467
Change in other assets	(27,038)	(12,622)	19,885
Change in other liabilities	113,938	153,286	287,965
Gain on securities	(117)	—	—
Equity in undistributed earnings of subsidiaries	(158,004)	(243,642)	(103,921)

Net cash provided by (used in) operating activities	252,150	126,252	308,396

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of securities	(70,352)	—	(11,232)
Proceeds from sales of securities	16,984	—	—
Payments for investments in and advances to subsidiaries	(1,676,034)	(182,423)	(736,415)

Net cash used in investing activities	(1,729,402)	(182,423)	(747,647)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shares issued in the Roslyn merger, the secondary offering, and the Richmond County merger, respectively	1,422,644	95,569	693,306
Purchase of Treasury stock	(99,059)	(119,980)	(121,048)
Treasury stock issued in the Roslyn merger and the secondary offering, respectively	88,409	67,303	—
Senior unsecured debt acquired in the Roslyn merger	204,893	—	—
Dividends paid	(131,070)	(78,360)	(43,955)
Exercise of stock options	(32,821)	18,591	5,627
Stock warrants issued in connection with BONUSESSM Units	—	89,915	—
Fractional shares issued	(278)	—	—

Net cash provided by financing activities	1,452,718	73,038	533,930

Net increase in cash and cash equivalents	(24,534)	16,867	94,679

Cash and cash equivalents at beginning of year	124,111	107,244	12,565

Cash and cash equivalents at end of year	$99,577	$124,111	$107,244

NOTE 17:

REGULATORY MATTERS

The Bank is subject to regulation, examination, and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation (the “Regulators”). The Bank is also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991 (“FDICIA”), which established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution’s semi-annual FDIC deposit insurance premium assessments. The Bank’s capital amounts and classification are also subject to qualitative judgments by the Regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2003, the Bank exceeded all capital adequacy requirements to which it was subject.

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios. In the opinion of management, no conditions or events have transpired since said notification that have changed the institution’s category.

The following table presents the Bank’s actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes and for categorization as a well capitalized institution:

At December 31, 2003 (dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$1,586,505	14.68%	$864,635	8.00%	$1,080,794	10.00%
Tier 1 capital (to risk-weighted assets)	1,508,166	13.95	432,317	4.00	648,476	6.00
Tier 1 leverage capital (to average assets)	1,508,166	7.95	758,471	4.00	948,089	5.00

At December 31, 2002 (dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$862,924	17.01%	$405,879	8.00%	$507,349	10.00%
Tier 1 capital (to risk-weighted assets)	821,793	16.20	202,940	4.00	304,409	6.00
Tier 1 leverage capital (to average assets)	821,793	8.18	401,921	4.00	502,401	5.00

Under this framework, and based upon the Bank’s capital levels, no prior regulatory approval is necessary for the Bank to accept brokered deposits.

The Company is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, which is administered by the Federal Reserve Board (the “FRB”). The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) that are substantially similar to those of the FDIC for the Bank.

The following table presents the Company’s actual capital amounts and ratios as well as the minimum amounts and ratios required for capital adequacy purposes:

At December 31, 2003 (dollars in thousands)	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$1,680,214	15.46%	$1,086,784	10.00%
Tier 1 capital (to risk-weighted assets)	1,472,874	13.55	652,070	6.00
Tier 1 leverage capital (to average assets)	1,472,874	7.72	954,475	5.00

At December 31, 2002 (dollars in thousands)	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$749,044	14.71%	$509,325	10.00%
Tier 1 capital (to risk-weighted assets)	707,834	13.90	305,595	6.00
Tier 1 leverage capital (to average assets)	707,834	7.03	503,102	5.00

On January 30, 2004, the Company generated net proceeds of $399.5 million in connection with its offering of 13.5 million shares of common stock. Had the offering occurred prior to December 31, 2003, the Company’s ratios of total and Tier 1 capital to risk-weighted assets would have amounted to 18.79% and 16.92%, and its ratio of Tier 1 leverage capital to average assets would have amounted to 9.61% at that date.

NOTE 18:

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the fiscal years ended December 31, 2003 and 2002 follows:

	2003				2002
(in thousands, except per share data)	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Net interest income	$172,813	$115,505	$108,355	$108,300	$95,900	$98,857	$95,435	$83,064
Provision for loan losses	—	—	—	—	—	—	—	—
Other operating income	73,545	30,321	33,679	26,442	30,438	23,606	27,981	19,795
Operating expenses	66,236	35,263	33,935	33,939	32,225	33,849	33,324	33,664
Amortization of core deposit intangible	2,407	1,500	1,500	1,500	1,500	1,500	1,500	1,500

Income before income tax expense	177,715	109,063	106,599	99,303	92,613	87,114	88,592	67,695
Income tax expense	65,650	36,878	34,847	31,935	28,191	26,756	30,463	21,374

Net income	$112,065	$72,185	$71,752	$67,368	$64,422	$60,358	$58,129	$46,321

Diluted earnings per common share (1)	$0.48	$0.40	$0.40	$0.37	$0.35	$0.33	$0.32	$0.26

Cash dividends declared per common share (1)	$0.19	$0.17	$0.16	$0.14	$0.11	$0.11	$0.11	$0.09

Dividend payout ratio	40%	43%	40%	38%	32%	34%	35%	34%

Average common shares and equivalents outstanding (1)	234,983	182,741	180,722	182,375	186,046	186,267	182,642	176,935

Stock price per common share (1):
High (2)	$29.45	$24.90	$21.82	$16.84	$16.88	$17.99	$16.94	$16.68
Low (2)	23.93	21.65	16.67	15.43	14.15	13.94	14.16	12.98
Close	28.54	23.63	21.82	16.76	16.25	15.85	15.01	15.55

(1)	Amounts have been adjusted to reflect 4-for-3 stock splits on February 17, 2004 and May 21, 2003.

(2)	Reflects high and low closing prices during the respective quarters as reported by the New York Stock Exchange (from December 20, 2002 to December 31, 2003) and the Nasdaq Stock Market® (from January 1, 2002 to December 19, 2002).

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING AND INTERNAL CONTROLS

TO OUR SHAREHOLDERS:

Management has prepared, and is responsible for, the consolidated financial statements and related financial information included in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and reflect management’s judgments and estimates with respect to certain transactions and events. Financial information included elsewhere in this annual report is consistent with the consolidated financial statements.

Management is responsible for establishing and maintaining a system of internal controls to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements; that they are executed in accordance with management’s authorizations; and that assets are safeguarded from significant loss or unauthorized use. The internal control structure and procedures established by management are also designed for complying with laws and regulations relating to safety and soundness which are designated by federal regulatory agencies. Management believes that such laws and regulations were complied with during fiscal year 2003, and that its system of internal controls and procedures were adequate to accomplish the intended objectives.

/s/ Joseph R. Ficalora	/s/ Michael P. Puorro
Joseph R. Ficalora	Michael P. Puorro
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

January 26, 2004

INDEPENDENT AUDITORS’ REPORT

THE BOARD OF DIRECTORS

NEW YORK COMMUNITY BANCORP, INC.

We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles.” Also as discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations.”

/s/    KPMG LLP

New York, New York

February 17, 2004