Form 10-K, Exhibit 13
period 2004-12-31
NEW YORK COMMUNITY BANCORP INC
filed 2005-03-16
CIK 910073

EXHIBIT 13.0

FINANCIAL SECTION

Financial Summary	2

Glossary	3

Discussion and Reconciliation of GAAP and Operating Earnings	6

Discussion and Reconciliation of GAAP and Cash Earnings	7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	8

Executive Summary	8

Critical Accounting Policies	10

Forward-looking Statements and Associated Risk Factors	12

Financial Condition:	13

Balance Sheet Summary	13
Loans	14
Asset Quality	19
Investment Securities	21
Sources of Funds	22
Asset and Liability Management and the Management of Interest Rate Risk	24
Liquidity, Off-balance Sheet Arrangements and Contractual Commitments, and Capital Position	28

Results of Operations: 2004 and 2003 Comparison	32

Results of Operations: 2003 and 2002 Comparison	39

Quarterly Financial Data	43

Impact of Accounting Pronouncements	44

Dividends Paid Per Common Share and Market Price of Common Stock	44

Management’s Report on Internal Control over Financial Reporting	45

Changes in Control over Financial Reporting	45

Reports of Independent Registered Public Accounting Firm	46

Consolidated Financial Statements

Consolidated Statements of Condition	48
Consolidated Statements of Income and Comprehensive Income	49
Consolidated Statements of Changes in Stockholders’ Equity	50
Consolidated Statements of Cash Flows	51

Notes to the Consolidated Financial Statements	52

FINANCIAL SUMMARY

	At or For the Years Ended December 31,
(dollars in thousands, except share data)	2004	2003(1)	2002	2001(2)	2000(3)
EARNINGS SUMMARY
Net interest income	$781,257	$504,975	$373,256	$205,816	$73,081
Non-interest (loss) income	(44,217)	163,987	101,820	90,615	21,645
Non-interest expense	205,072	176,280	139,062	121,185	49,824
Income tax expense	176,882	169,311	106,784	70,779	20,425
Net income(4)	355,086	323,371	229,230	104,467	24,477
Basic earnings per share(4)	$1.37	$1.70	$1.27	$0.77	$0.33
Diluted earnings per share(4)	1.33	1.65	1.25	0.75	0.32
Dividends per share	0.96	0.66	0.43	0.30	0.25
SELECTED RATIOS
Return on average assets(4)	1.42%	2.26%	2.29%	1.63%	1.06%
Return on average stockholders’ equity(4)	11.24	20.74	19.95	18.16	13.24
Operating expenses to average assets	0.78	1.18	1.33	1.76	2.16
Average stockholders’ equity to average assets	12.65	10.90	11.47	8.99	8.03
Efficiency ratio	26.27	25.32	25.32	38.04	52.08
Interest rate spread	3.55	3.82	4.12	3.38	3.00
Net interest margin	3.61	3.94	4.31	3.59	3.33
Dividend payout ratio	72.18	39.89	34.23	39.55	78.57
BALANCE SHEET SUMMARY
Total assets	$24,037,826	$23,441,337	$11,313,092	$9,202,635	$4,710,785
Loans, net	13,317,987	10,422,078	5,443,572	5,361,187	3,616,386
Allowance for loan losses	78,057	78,293	40,500	40,500	18,064
Securities held to maturity	3,972,614	3,222,898	699,445	203,195	222,534
Securities available for sale	3,108,109	6,277,034	3,952,130	2,374,782	303,734
Deposits	10,402,117	10,329,106	5,256,042	5,450,602	3,257,194
Borrowed funds	10,142,541	9,931,013	4,592,069	2,506,828	1,037,505
Stockholders’ equity	3,186,414	2,868,657	1,323,512	983,134	307,410
Common shares outstanding	265,190,635	256,649,073	187,847,937	181,058,268	118,320,496
Book value per share(5)	$12.23	$11.40	$7.29	$5.66	$2.78
Stockholders’ equity to total assets	13.26%	12.24%	11.70%	10.68%	6.53%
ASSET QUALITY RATIOS
Non-performing loans to total loans	0.21%	0.33%	0.30%	0.33%	0.25%
Non-performing assets to total assets	0.12	0.15	0.15	0.19	0.19
Allowance for loan losses to non-performing loans	277.31	228.01	247.83	231.46	198.68
Allowance for loan losses to total loans	0.58	0.75	0.74	0.76	0.50

(1)	The Company merged with Roslyn Bancorp, Inc. on October 31, 2003 and treated the merger as a purchase transaction. Accordingly, the Company’s 2003 earnings reflect two months of combined operations.

(2)	The Company merged with Richmond County Financial Corp. on July 31, 2001 and treated the merger as a purchase transaction. Accordingly, the Company’s 2001 earnings reflect five months of combined operations.

(3)	The Company acquired Haven Bancorp, Inc. on November 30, 2000 and treated the acquisition as a purchase transaction. Accordingly, the Company’s 2000 earnings reflect one month of combined operations.

(4)	The 2004 amount includes a $157.2 million loss on the sale of securities in connection with the repositioning of the balance sheet in the second quarter and an $8.2 million charge for the other-than-temporary impairment of perpetual preferred FNMA stock in the fourth quarter of the year, both of which were recorded in non-interest (loss), resulting in an after-tax charge of $99.9 million, or $0.37 per diluted share. The 2003 amount includes a $37.6 million gain on the sale of the Company’s South Jersey Bank Division, recorded in non-interest income, and a merger-related charge of $20.4 million, recorded in operating expenses, resulting in an after-tax net gain of $3.7 million, or $0.02 per diluted share. The 2001 amount includes a $1.5 million gain on the sale of Bank-owned property, recorded in non-interest income; a merger-related charge of $22.8 million, recorded in operating expenses; and a $3.0 million charge recorded in income tax expense, resulting in an after-tax net charge of $16.8 million, or $0.12 per diluted share. The 2000 amount includes a $13.5 million gain on the sale of Bank-owned property, recorded in non-interest income, and a merger-related charge of $24.8 million, recorded in operating expenses, resulting in an after-tax net charge of $7.3 million, or $0.09 per diluted share.

(5)	Excludes unallocated Employee Stock Ownership Plan (“ESOP”) shares from the number of shares outstanding.

GLOSSARY

BASIS POINT

Throughout this filing, the year-over-year or linked-quarter changes that occur in certain financial measures are reported in terms of basis points. Each basis point is equal to one hundredth of a percentage point, or 0.01%. For example, the ratio of non-performing loans to loans, net, improved twelve basis points, from 0.33% to 0.21%.

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

	2004	2003	2002	2001	2000
Shares outstanding	265,190,635	256,649,073	187,847,937	181,058,268	118,320,496
Less: Unallocated ESOP Shares	(4,656,851)	(5,068,648)	(6,409,993)	(7,237,771)	(7,607,680)

Shares used for book value per share computation	260,533,784	251,580,425	181,437,944	173,820,497	110,712,816

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

CORE DEPOSITS

All deposits other than certificates of deposit are collectively referred to as core deposits.

COST OF FUNDS

The interest expense associated with interest-bearing liabilities, typically expressed as a ratio of interest expense to the average balance of interest-bearing liabilities for a given period.

DIVIDEND YIELD

Refers to the yield generated on a shareholder’s investment in the form of dividends. The current dividend yield is calculated by annualizing the Company’s current quarterly cash dividend and dividing that amount by the current stock price.

DIVIDEND PAYOUT RATIO

The percentage of the Company’s earnings that is paid out to shareholders in the form of dividends, determined by dividing the dividend paid per share during a period by the Company’s diluted earnings per share during the same period of time.

EFFICIENCY RATIO

Measures total operating expenses as a percentage of the sum of net interest income and non-interest (loss) income. (Please see the discussions of “cash earnings” and “operating earnings” that follow this Glossary for information regarding the calculation of the Company’s cash efficiency ratio and operating efficiency ratio.)

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

MORTGAGE-BACKED AND -RELATED SECURITIES

Mortgage-backed securities are securities that are backed by a pool of mortgages, such as those issued by Fannie Mae (“FNMA”), Ginnie Mae (“GNMA”), and the Federal Home Loan Mortgage Corporation (“FHLMC”). Mortgage-related securities refers to collateralized mortgage obligations (“CMOs”), which are mortgage-backed, investment-grade bonds that separate mortgage pools into different maturity classes and are backed by mortgage-backed securities with a fixed maturity.

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

NON-ACCRUAL LOAN

A loan is generally classified as a “non-accrual” loan when it is 90 days past due and management has determined that the collectibility of the entire loan is doubtful. When a loan is placed on non-accrual status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

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

RENT-CONTROLLED/RENT-STABILIZED BUILDINGS

In New York City, where the vast majority of the properties securing the Company’s multi-family loans are located, the amount of rent that tenants may be charged in certain buildings is restricted under certain “rent-control” or “rent-stabilization” laws. Rent-control laws apply to all buildings constructed prior to February 1947. An apartment is said to be “rent-controlled” if the tenant has been living continuously in the apartment for a period of time beginning prior to July 1971. When a rent-controlled apartment is vacated, it becomes “rent-stabilized.” Rent-stabilized apartments are typically located in buildings with six or more units that were built between February 1947 and January 1974. Apartments in rent-controlled and –stabilized buildings tend to be more affordable to live in because of the applicable regulations, and are therefore less likely to experience vacancies in times of economic adversity.

RETURN ON AVERAGE ASSETS

A measure of profitability determined by dividing net income by average assets. To determine its operating return on average assets, the Company divides its operating earnings by its average assets. To determine its cash return on average assets, the Company divides its cash earnings by its average assets. Please see the discussions and reconciliations of GAAP and operating earnings and GAAP and cash earnings that follow this Glossary.

RETURN ON AVERAGE STOCKHOLDERS’ EQUITY

A measure of profitability determined by dividing net income by average stockholders’ equity. To determine its operating return on average stockholders’ equity, the Company divides its operating earnings by its average stockholders’ equity. To determine its cash return on average stockholders’ equity, the Company divides its cash earnings by its average stockholders’ equity. Please see the discussions and reconciliations of GAAP and operating earnings and GAAP and cash earnings that follow this Glossary.

WHOLESALE BORROWINGS

Refers to advances taken by the Company against its line of credit with the Federal Home Loan Bank of New York (the “FHLB-NY”) and to its repurchase agreements with the FHLB-NY and various Wall Street brokerage firms.

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

DISCUSSION AND RECONCILIATION OF GAAP AND OPERATING EARNINGS

Although operating earnings are not a measure of performance calculated in accordance with GAAP, the Company believes that operating earnings are an important indication of its ability to generate earnings through ongoing operations.

The Company calculates operating earnings by subtracting certain gains and charges that are generally non-recurring in nature from non-interest income (loss), operating expenses, and income tax expense. These items include gains realized on the sale of branches and other Bank-owned properties (in 2000, 2001, and 2003); charges for the other-than-temporary impairment of certain securities (in 2004); the net losses on the sale of securities (the “repositioning charge”) recorded in connection with the balance sheet repositioning (in 2004); charges stemming from the merger-related allocation of Employee Stock Ownership Plan (“ESOP”) shares (in 2000, 2001, and 2003); and adjustments to income tax expense (in 2001). The impact of the aforementioned charges and gains on income tax expense are also subtracted from GAAP earnings during the respective periods.

As operating earnings reflect only those income and expense items that are generally recurring, the Company believes that operating earnings are useful to investors seeking to evaluate its ongoing operating performance and to compare its performance with other companies in the banking industry that also report operating earnings. Operating earnings should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with GAAP. Moreover, the manner in which the Company calculates operating earnings may differ from that of other companies reporting measures with similar names.

A reconciliation of the Company’s GAAP and operating earnings for each of the years in the five years ended December 31, 2004 follows:

Operating Earnings Reconciliation

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
(in thousands, except per share data)
Net income	$355,086	$323,371	$229,230	$104,467	$24,477
Adjustments to net income:
Other-than-temporary impairment	8,209	—	—	—	—
Balance sheet repositioning charge	157,215	—	—	—	—
Gain on sales of branches and Bank-owned property	—	(37,613)	—	(1,500)	(13,500)
Merger-related expenses	—	20,423	—	22,800	24,800
Income tax expense adjustment	—	—	—	3,000	—

Total adjustments to net income	165,424	(17,190)	—	24,300	11,300
Income tax effect on adjustments	(65,591)	13,514	—	(7,455)	(3,955)

Operating earnings	$454,919	$319,695	$229,230	$121,312	$31,822

Basic operating earnings per share	$1.75	$1.68	$1.27	$0.89	$0.42

Diluted operating earnings per share	$1.70	$1.63	$1.25	$0.87	$0.41

DISCUSSION AND RECONCILIATION OF GAAP AND CASH EARNINGS

Although cash earnings are not a measure of performance calculated in accordance with GAAP, the Company believes that cash earnings are an important measure because of their contribution to tangible stockholders’ equity.

The Company calculates cash earnings by adding back to net income certain items that have been charged against earnings, net of income taxes, but that have been added back to tangible stockholders’ equity. These items typically fall into four categories: expenses related to the amortization and appreciation of shares held in the Company’s ESOP; the associated tax benefits; dividends on unallocated ESOP shares; and the amortization of the CDI stemming from the Company’s mergers with Roslyn Bancorp, Inc. and Richmond County Financial Corp. on October 31, 2003 and July 31, 2001, respectively. In 2004, a fifth item was added: charges for the other-than-temporary impairment of certain securities.

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

A reconciliation of the Company’s GAAP and cash earnings for each of the years in the five years ended December 31, 2004 follows:

Cash Earnings Reconciliation

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
(in thousands, except per share data)
Net income	$355,086	$323,371	$229,230	$104,467	$24,477
Add back:
Amortization and appreciation of stock-related benefit plans	9,612	29,637	5,902	22,775	24,795
Associated tax benefits	30,266	15,041	15,860	11,000	5,953
Dividends on unallocated ESOP shares	4,866	4,218	2,718	2,302	2,776
Amortization of core deposit intangible and goodwill	11,440	6,907	6,000	8,428	494
Other-than-temporary impairment charge	8,209	—	—	—	—

Total additional contributions to tangible stockholders’ equity	64,393	55,803	30,480	44,505	34,018

Cash earnings	$419,479	$379,174	$259,710	$148,972	$58,495

Basic cash earnings per share	$1.61	$2.00	$1.43	$1.09	$0.78

Diluted cash earnings per share	$1.57	$1.93	$1.42	$1.07	$0.75

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

New York Community Bancorp, Inc. (collectively with our subsidiaries, the “Company”) is the holding company for New York Community Bank (the “Bank”) and the fourth largest thrift in the nation, with total assets of $24.0 billion at December 31, 2004.

We are a leading financial institution in the New York metropolitan region, with 143 banking offices and deposits of $10.4 billion at December 31, 2004.

We operate our branches through seven distinctly named divisions, each one representing a specific county or community. Our three largest divisions are Queens County Savings Bank, with 34 locations in Queens County; Richmond County Savings Bank, with 23 locations serving Staten Island; and Roslyn Savings Bank, with 61 locations on Long Island, an affluent suburban community comprised of Nassau and Suffolk counties. In the neighboring markets, our franchise includes Roosevelt Savings Bank, with nine branches serving Brooklyn; CFS Bank, with four branches in Westchester County, two in the Bronx, and one in Manhattan; First Savings Bank of New Jersey, with four branches in Bayonne (Hudson County), New Jersey; and Ironbound Bank, which serves Union and Essex Counties in New Jersey with one and four branches, respectively. The combined population of our marketplace is 13.8 million, including 4.1 million in Nassau, Queens, and Staten Island, where we have the second largest share of deposits among all thrifts.

We meet the needs of our customers by emphasizing convenience, and by offering a full range of traditional and non-traditional products and services. All of our branches feature 24-hour ATM banking and fifty-two of our 143 banking offices are located in-store. The combination of traditional and in-store branches enables us to offer 60 to 70 hours a week of banking service, seven days a week, in the majority of the communities we serve.

Multi-family loans are our primary asset. We are the leading producer of multi-family loans for portfolio in New York City, with a unique lending niche. We are distinguished by our emphasis on loans to long-term owners of rent-controlled and rent-stabilized buildings, which represented 51.5% of the City’s rental housing market in 2004. Our loans are largely based on the cash flows produced by the rent rolls on these buildings. Our borrowers primarily utilize the funds we provide to make improvements to the buildings and the apartments within them; the improvements enable our borrowers to then raise the rents they charge. As the rent rolls grow, the borrowers tend to return to us for additional financing; this cycle tends to repeat itself every three to five years. The result is a $9.8 billion portfolio of medium-term assets collateralized by attractive, well-maintained buildings that tend to be fully occupied. The quality of these assets is also worth noting: We have not had a loss on a multi-family loan for more than twenty years.

We also originate commercial real estate and construction loans for portfolio, primarily on Long Island and in New York City. Like our multi-family credits, these loans are typically medium-term in nature and have a solid record of asset quality, with no net charge-offs recorded against the loan loss allowance for more than a decade. Our commercial real estate loans are largely secured by mixed-use office buildings and retail shopping centers anchored by national credit-rated tenants. Our construction portfolio largely consists of loans for the construction and development of one-to-four family homes and residential subdivisions and, to a lesser extent, for the construction and development of commercial real estate and multi-family properties.

Our record of asset quality is another Company hallmark. The third quarter of 2004 was our 40th consecutive quarter without any net charge-offs being recorded against the loan loss allowance; in the fourth quarter of the year, we charged off $236,000 of consumer and unsecured loans that had been acquired through merger transactions in 2001 and 2003. At December 31st, such loans represented less than 0.08% of our total loan portfolio. Non-performing assets represented 0.12% of total assets, while non-performing loans represented 0.21%

of total loans. The quality of our assets reflects the active involvement of our Board of Directors in the loan approval process, as well our credit standards and the nature of our multi-family niche.

Efficiency is another of the Company’s distinguishing characteristics: We have consistently ranked in the top 1% of the nation’s 500 most efficient bank holding companies. While several factors contribute to the efficiency of our operation, two are chief among them: the limited costs involved in processing and servicing our multi-family credits, and the expansion of our franchise through three accretive transactions, rather than through de novo development, in 2000, 2001, and 2003.

On November 30, 2000, we acquired Haven Bancorp, Inc. (“Haven”), which today accounts for 56 of our branches; on July 31, 2001, Richmond County Financial Corp. (“Richmond County”) merged with us, providing 26 more of our current locations, and the second largest deposit franchise on Staten Island. On October 31, 2003, we completed a merger with Roslyn Bancorp, Inc. (“Roslyn”), which added 39 locations, including 29 on Long Island, which now represents our largest deposit base.

In addition to the deposits we’ve gathered organically and through merger transactions, our sources of funds consist of the cash flows produced through securities sales and redemptions, and wholesale borrowings in the form of Federal Home Loan Bank of New York (“FHLB-NY”) advances and repurchase agreements with the FHLB-NY and various Wall Street brokerage firms. While borrowings were the most significant source of funding in the first two quarters, deposits and securities cash flows gained in prevalence in the second half of 2004. In connection with a strategic repositioning of the balance sheet to enhance our interest rate and market risk profile, we sold $5.1 billion of available-for-sale securities at the end of the second quarter and reduced our balance of wholesale borrowings by a like amount. At the same time, we extended $2.4 billion of wholesale borrowings to an average three-year maturity with an average cost of 3.32%. The repositioning of the balance sheet and our subsequent approach to funding are more fully discussed under “Balance Sheet Summary,” “Securities,” and “Sources of Funds.”

Our primary source of income is net interest income, which is the difference between the interest income produced by loans and securities, and the interest expense produced by interest-bearing deposits and borrowed funds. In 2004, net interest income grew $276.3 million, or 54.7%, to $781.3 million, primarily reflecting the full-year benefit of the Roslyn merger, the leveraged growth of the balance sheet in the first two quarters, and the record volume of loans we produced throughout the year. The increase was partly tempered by the balance sheet repositioning at the end of the second quarter, and by the significant flattening of the yield curve in the second half of 2004.

We also have several sources of non-interest income. Primary among these are fee income on loans and deposits, the income produced by our investment in Bank-owned Life Insurance (“BOLI”), and the income produced through our 100% equity interest in Peter B. Cannell & Co., Inc., an investment advisory firm with $1.2 billion of assets under management at December 31, 2004. We also generate non-interest income through a real estate joint venture, the sale of third-party investment products, and the origination of one-to-four family loans on a pass-through basis.

Besides income tax expense, our primary expenses include compensation and benefits, occupancy and equipment, and various general and administrative expenses associated with the management and operation of a financial institution with assets of $24.0 billion and 143 banking offices.

In 2004, we generated net income of $355.1 million, or $1.33 per diluted share. While the growth in net interest income is reflected in our performance, so too is the impact of two charges: an after-tax charge of $94.9 million, or $0.35 per diluted share, in connection with the balance sheet repositioning at the end of the second quarter; and a $5.0 million, or $0.02 per diluted share, non-cash after-tax charge in connection with the classification of certain perpetual preferred FNMA stock as “other than temporarily impaired” in the fourth quarter of the year. Excluding these charges, which are discussed in detail elsewhere in this report, the Company recorded 2004 operating earnings of $454.9 million, or $1.70 per diluted share. (Please see “Discussion and Reconciliation of GAAP and Operating Earnings.”)

CRITICAL ACCOUNTING POLICIES

The Company has identified the accounting policies below as being critical to understanding its financial condition and results of operations. Certain accounting policies are considered to be important to the portrayal of the Company’s financial condition, since they require management to make complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The inherent sensitivity of the Company’s consolidated financial statements to these critical accounting policies, and the judgments, estimates, and assumptions used therein, could have a material impact on the Company’s results of operations or financial condition.

Allowance for Loan Losses

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by net charge-offs.

Management establishes the allowance for loan losses through an assessment of probable losses in the loan portfolio. Several factors are considered in this process, including historical and projected default rates and loss severities; internal risk ratings; loan size; economic, geographic, industry, and environmental factors; and loan impairment, as defined under Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures.” Under SFAS Nos. 114 and 118, a loan is classified as “impaired” when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan. The Bank applies SFAS Nos. 114 and 118 to all loans except smaller balance homogenous loans and loans carried at fair value or the lower of cost or fair value.

In establishing the allowance for loan losses, management also considers the Company’s current business strategies and credit process, including compliance with stringent guidelines established by the Board of Directors with regard to credit limitations, loan approvals, underwriting criteria, and loan workout procedures.

In accordance with the Bank’s policy, the allowance for loan losses is segmented to correspond to the various types of loans in the loan portfolio. These loan categories are assessed with specific emphasis on the internal risk rating; underlying collateral; credit underwriting; loan size; and geographic area. These factors correspond to the respective levels of quantified and inherent risk.

The initial assessment takes into consideration loans that have been adversely rated, primarily through the valuation of the collateral supporting each loan. “Adversely rated” loans are loans that are either non-performing or that exhibit certain weaknesses that could jeopardize payment in accordance with the original terms. Larger loans are assigned risk ratings based upon a routine review of the credit files, while smaller loans are assigned risk ratings based upon an aging schedule that typically considers the extent of delinquency exceeding 90 days in arrears. Based upon this analysis, quantified risk factors are assigned for each risk-rating category to provide an allocation to the overall allowance for loan losses.

The remainder of the loan portfolio is then assessed, by loan type, with similar risk factors being considered, including the borrower’s ability to pay and the Bank’s past loan loss experience with each type of loan. These loans are also assigned quantified risk factors, which result in allocations to the allowance for loan losses for each particular loan or loan type in the portfolio.

In order to determine its overall adequacy, the allowance for loan losses is reviewed quarterly by management and by the Mortgage and Real Estate Committee (the “Committee”) of the Board of Directors. Each of the independent directors who serve on the Committee has had more than 30 years of complementary real estate experience.

Other factors and processes considered in determining the appropriate level of the allowance for loan losses include, but are not limited to:

1.	End-of-period levels and observable trends in non-performing loans;

2.	Charge-offs experienced over prior periods, including an analysis of the underlying factors leading to the delinquencies and subsequent charge-offs (if any);

3.	Periodic inspections of the loan collateral by qualified in-house property appraisers/inspectors;

4.	Weekly meetings of executive management with the Committee, during which observable trends in the local economy and their effect on the real estate market are discussed;

5.	Full assessment by the Board of the aforementioned factors when making a business judgment regarding the impact of anticipated changes on the future level of the allowance for loan losses; and

6.	Analysis of the portfolio in the aggregate, as well as on an individual loan basis, taking into consideration payment history and underwriting analyses based upon current financial information.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary, based on changes in economic and local market conditions beyond management’s control. In addition, the Bank may be required to take certain charge-offs and/or recognize additions to the loan loss allowance, based on the judgment of regulatory agencies with regard to information provided to them during their examinations.

Employee Benefit Plans

The Company provides a range of benefits to its employees and retired employees, including pensions and post-retirement health care and life insurance benefits. The Company records annual amounts relating to these plans based on calculations specified by accounting principles generally accepted in the United States of America (“GAAP”), which include various actuarial assumptions such as discount rates, assumed rates of return, assumed rates of compensation increases, turnover rates, and trends in health care costs. The Company reviews its actuarial assumptions on an annual basis and modifies the assumptions based on current rates and trends when deemed appropriate. As required by GAAP, the effects of such modifications are generally recorded or amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its employee benefit plans are reasonable, based upon the advice of its actuaries. Primary among the assumptions utilized are the discount rate, which is used to calculate expected future benefit payments as a present value on the date of measurement, and the expected long-term rate of return. The Company primarily utilizes the Citigroup Pension Liability Index in making its discount rate assumptions; its expected long-term rate of return on plan assets is based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as they apply to the plan’s actual target allocation of asset classes.

Investment Securities

The Company’s securities portfolio consists of mortgage-backed and -related securities and debt and equity securities. Securities that are classified as “available for sale” are carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. Securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are carried at amortized cost.

The market values of the Company’s securities, particularly fixed-rate mortgage-backed and -related securities, are affected by changes in interest rates. In general, as interest rates rise, the market value of fixed-rate securities will decline; as interest rates fall, the market value of fixed-rate securities will increase. The Company conducts a periodic review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its carrying value is other than temporary. Estimated fair values for securities are based on published or securities dealers’ market values. If the Company deems any decline in value to be other than temporary, the security is written down to a new cost basis and the resulting loss is charged against earnings.

Goodwill Impairment

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level at least once a year. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. If the fair value of a reporting unit exceeds its carrying amount at the time of testing, the goodwill of the reporting unit is not considered impaired. According to SFAS No. 142, “Goodwill and Other Intangible Assets,” quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. Differences in the identification of reporting units and the use of valuation techniques could result in materially different evaluations of impairment.

For the purpose of goodwill impairment testing, the Company has identified one reporting unit. The Company performed its annual goodwill impairment test as of January 1, 2004, and determined that the fair value of the reporting unit was in excess of its carrying value, using the quoted market price of the Company’s common stock on the impairment testing date as the basis for determining fair value. As of the annual impairment test date, there was no indication of goodwill impairment.

The Company retested its goodwill for impairment as of January 1, 2005, and determined that the fair value of the reporting unit continued to be in excess of its carrying value. Accordingly, there was no indication of goodwill impairment as of the testing date.

Income Taxes

The Company estimates income taxes payable based on the amount it expects to owe the various tax authorities (i.e., federal, state, and local). Income taxes represent the net estimated amount due to, or to be received from, such taxing authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Company’s tax position. In this process, management also relies on tax opinions, recent audits, and historical experience. Although the Company uses available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This report, like many written and oral communications presented by the Company and its authorized officers, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

There are a number of factors, many of which are beyond the Company’s control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to:

•	general economic conditions, either nationally or locally in some or all of the areas in which we conduct our business;

•	conditions in the securities markets or the banking industry;

•	changes in interest rates, which may effect our net income or future cash flows;

•	changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services in our local markets;

•	changes in real estate values, which could impact the quality of assets securing our loans;

•	changes in the quality or composition of the loan or investment portfolios;

•	changes in competitive pressures among financial institutions or from non-financial institutions;

•	the ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into its operations and our ability to realize related revenue synergies and cost savings within expected time frames;

•	the timely development of new and competitive products or services in a changing environment, and the acceptance of such products or services by our customers;

•	the outcome of pending or threatened litigation or of other matters before regulatory agencies, whether currently existing or commencing in the future;

•	changes in accounting principles, policies, practices, or guidelines;

•	changes in legislation and regulation;

•	operational issues and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;

•	war or terrorist activities; and

•	other economic, competitive, governmental, regulatory, and geopolitical factors affecting the Company’s operations, pricing, and services.

In addition, it should be noted that the Company routinely evaluates opportunities to expand through acquisition and frequently conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations, may take place in the future and acquisitions involving cash, debt, or equity securities may occur.

Furthermore, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond the Company’s control.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

FINANCIAL CONDITION

Balance Sheet Summary

The Company recorded total assets of $24.0 billion at December 31, 2004, signifying a $566.5 million increase from the balance recorded at December 31, 2003. While total loans rose $2.9 billion, or 27.6%, to $13.4 billion during this time, the increase was substantially offset by a reduction in total securities that began at the end of the second quarter, in connection with the strategic repositioning of the balance sheet.

In the face of rising market interest rates, the Company took several actions to enhance its interest rate and market risk profile, starting with the sale of available-for-sale securities totaling $5.1 billion, with an average yield of 4.62%, at the end of June. The proceeds from the sale were utilized to reduce the balance of wholesale borrowings by a like amount. At the same time, the Company extended $2.4 billion of wholesale borrowings to an average maturity of three years with an average cost of 3.32%. In tandem with these actions, the Company reclassified another $1.0 billion of available-for-sale securities as held to maturity.

The repositioning of the balance sheet continued, albeit to a lesser degree, in the next two quarters, with securities declining through a combination of profitable sales and redemptions, and the resultant cash flows being utilized to fund the growth of the loan portfolio. Additional funding stemmed from an increase in deposits, as the Company positioned itself to enlarge its deposit market share.

These actions also served to reduce the Company’s exposure to interest rate and market risk in the future, while supporting the growth of its tangible stockholders’ equity. At December 31, 2004, the Company’s tangible capital totaled $1.1 billion, signifying a $296.1 million, or 34.8%, increase from the year-earlier amount. The increase in tangible capital also reflects net proceeds of approximately $399.5 million that were produced by a follow-on common stock offering of 13.5 million shares on January 30, 2004.

The repositioning of the balance sheet is further discussed under “Securities,” “Sources of Funds,” and “Capital Position.”

Loans

The Company recorded total loans of $13.4 billion at December 31, 2004, signifying a $2.9 billion, or 27.6%, increase from the balance recorded at December 31, 2003. The increase reflects the record volume of loans produced over the course of four quarters: Originations totaled $6.0 billion, exceeding the prior year’s record volume by $1.7 billion, or 39.5%. Loan growth was partly tempered by principal reductions of $2.9 billion and by sales of one-to-four family and other loans totaling $265.1 million.

Multi-family Loans

Multi-family loans are the Company’s principal asset and, accordingly, accounted for the majority of the loan growth achieved during the year. Multi-family loan originations totaled $4.2 billion in 2004, representing 69.7% of the year’s total production and a 24.5% increase from $3.4 billion in 2003. The portfolio totaled $9.8 billion at December 31, 2004, signifying a $2.5 billion, or 33.5%, increase from the year-earlier balance, and represented 73.5% of the total loan portfolio, up from 70.2%.

The Company’s multi-family market niche is centered in the New York metropolitan region, with a primary focus on buildings that are rent-controlled or rent-stabilized. At December 31, 2004, 78.5% of the multi-family loan portfolio was secured by buildings in New York City.

The Company typically bases the amount of each loan on the current cash flows produced by the building, utilizing the income method of appraising the properties, rather than the sales method, which is subject to fluctuations in real estate market conditions and the general economy. At December 31, 2004, the average multi-family loan had a principal balance of $2.9 million and a loan-to-value ratio of 57.6%.

Multi-family loans are typically made to long-term property owners who utilize the funds they’ve borrowed to make improvements to the building and the apartments within. The Company’s multi-family loans generally feature a term of ten years, with a fixed rate of interest for the first five years of the mortgage and a rate that adjusts annually in each of years six through ten. However, the property owners who borrow from the Company are primarily looking for shorter-term funding, and intend to refinance the loan prior to year six.

As improvements are made, the regulations permit an increase in the rents on the apartments, thus creating more cash flows for the property owner to borrow against. As the rent roll increases, the property owner typically opts to refinance the mortgage, even in a rising interest rate environment. This cycle has repeated itself over the course of many decades, with borrowers typically refinancing every three to five years. Accordingly, the expected weighted average life of the multi-family loan portfolio was 3.5 years at December 31, 2004.

Loans that refinance within the first five years are subject to an established prepayment penalty schedule. Depending on the remaining term of the loan at the time of prepayment, the penalties normally range from five percentage points to one point of the original loan balance. When the loan refinances with the Bank, the points are recorded in interest income; when the loan is satisfied and does not refinance with the Bank, the points are recorded as fee income instead. While such penalties clearly represent a potential source of income, they also serve as a useful negotiating tool. Because the majority of loans in the portfolio more often than not tend to refinance with the Company, the potential for future portfolio growth is enhanced with every new loan that is placed in the portfolio.

The Company’s focus on multi-family lending is driven by several factors, including their medium-term structure, which reduces the Company’s exposure to interest rate volatility. Another factor driving the Company’s focus on multi-family loans is the consistent quality of these assets: The Company has not had a loss on an in-market multi-family loan for more than twenty years. Because the buildings securing the loans are well maintained, and because their rents are typically below market, the buildings securing the Company’s loans tend to be fully occupied.

Furthermore, the approval process for multi-family loans is highly efficient, typically taking a period of four to eight weeks. The Bank has been originating multi-family loans for several decades; in fact, it was one of the few banks in the region to continue producing such loans during the last downturn in the economic cycle, nearly two decades ago. The Bank’s dominance in this lending niche reflects the solid relationships it has developed during this time with the market’s leading mortgage brokers, who are familiar with its lending practices, its underwriting standards, and its long-standing practice of lending on the cash flows produced by the buildings collateralizing these loans. Because the multi-family market is largely broker-driven, the process of producing such loans is significantly expedited and the attendant expenses substantially reduced.

The largest multi-family loan originated in 2004 was a $240.0 million loan made on September 30th to Riverbay Corporation – Co-op City, in the Bronx. Co-op City is a residential community with 15,608 units that was created under the Mitchell-Lama Housing Program in the late 1960s to provide affordable housing for middle-income residents of New York State. The 20-year loan features a rate of interest of 5.20% in years one through five; 6.20% in years six through ten; 6.70% in years 11 through 15; and a floor of 6.70% in years 16 through 20.

The $240.0 million multi-family loan is part of a $480.0 million financing package, which also includes a $240.0 million construction loan. The first $60.0 million of the construction loan features the same term and rates as the multi-family component and was originated on the same date. Of this amount, $19.5 million had been advanced by the end of December, including $10.0 million advanced on the same date as the $240.0 million multi-family loan.

The remaining $180.0 million of the construction loan will be advanced over a 60-month period at a floating rate of interest equal to 150 basis points above prime. Advances will be made as various stages of construction are completed, as certified by a consulting engineer engaged by the Company. On each anniversary of the original loan, the funds advanced under the construction component during the prior twelve-month period will be combined with the multi-family credit. At December 31, 2004, none of the remaining $180.0 million in approved financing had been advanced.

Commercial Real Estate Loans

Commercial real estate loans totaled $2.1 billion at December 31, 2004, representing 16.0% of loans outstanding, and were up $695.7 million, or 48.1%, from the balance recorded at December 31, 2003. The growth of the commercial real estate loan portfolio reflects an increase in loan production, with 2004 originations totaling $1.0 billion, in contrast to $461.4 million in 2003. At December 31, 2004, the average principal balance was $2.2 million and the average loan-to-value ratio was 58.9%.

The majority of commercial real estate loans are secured by office or mixed-use buildings, and by retail shopping centers that are typically anchored by national credit-rated tenants, in both New York City and Long Island. At December 31, 2004, 97.7% of the Company’s commercial real estate loans were secured by properties in the New York metropolitan region.

The Company’s commercial real estate loans are structured in the same manner as its multi-family credits, typically featuring a fixed rate of interest for the first five years of the loan and a rate that adjusts in each of years six through ten. Prepayment penalties also apply, with five points generally being charged on loans that refinance in the first year of the mortgage, scaling down to one point on loans that refinance in year five. Like the Company’s multi-family loans, its commercial real estate loans tend to refinance within the first five years of the mortgage. At December 31, 2004, the expected weighted average life of the portfolio was 4.1 years.

Construction Loans

Construction loans totaled $807.1 million at December 31, 2004, representing 6.0% of loans outstanding, and signifying a $163.6 million, or 25.4%, increase from the balance recorded at December 31, 2003. The growth of the portfolio reflects a record volume of production, with construction loan originations totaling $571.0 million, up $430.2 million from the year-earlier amount.

Besides the $60.0 million construction loan to Riverbay Corporation – Co-op City, the increase in construction loans largely reflects the addition of Roslyn’s expertise in residential subdivision construction lending and the relationships it developed with the region’s leading developers. Residential subdivision loans are typically originated for terms of 18 to 24 months, with a floating rate of interest that is tied to prime. Such loans have a strong credit history, with no losses recorded for more than a decade, and generate fee income in the form of points up front and, occasionally, over the life of the loan.

The Bank also originates loans for the construction of owner-occupied one-to-four family homes under contract and, to a lesser extent, for the acquisition and development of commercial real estate and multi-family properties. These loans are similarly short-term in nature, and feature a daily floating prime-based index and a minimum floor.

At December 31, 2004, 96.8% of the Company’s construction loans were for construction and development in the New York metropolitan region.

One-to-four Family and Other Loans

The Company maintains a policy of originating one-to-four family loans on a pass-through basis only. Applications are taken and processed by a third-party conduit, and sold to said conduit, without recourse, within ten days of the loan being closed. The conduit pays a fee to the Company at the time each loan is delivered, which exceeds the fee paid by the Company to the conduit for processing the loan. The fee income produced by each transaction is recorded as “other non-interest income.” In 2004, the Company originated $145.5 million of one-to-four family loans that were subsequently sold to a third-party conduit.

In addition to ensuring that its customers have a wide choice of one-to-four family products, the conduit arrangement supports two other Company objectives: reducing its exposure to interest rate and credit risk, and promoting efficiency. One-to-four family loans tend to be more susceptible to economic adversity and fluctuating interest rates than the Company’s multi-family credits; in addition, they are more costly to originate and service than its multi-family loans. The conduit arrangement effectively eliminates the risks involved in one-to-four family lending, as well as the higher costs involved.

Reflecting the conduit policy, and principal repayments, the balance of one-to-four family loans declined $224.8 million, or 30.8%, year-over-year, to $506.1 million, representing 3.8% of loans outstanding at December 31, 2004. The year-end 2004 balance largely includes loans that have been acquired through merger transactions or that were originated by the Company before the adoption of the conduit policy on December 1, 2000. These loans are well seasoned and have an average outstanding principal balance of $101,000.

Other loans (including consumer and business loans) totaled $102.5 million at December 31, 2004, as compared to $311.6 million at December 31, 2003. In addition to scheduled repayments, the reduction in other loans reflects the sale of $129.9 million of home equity loans in the first quarter that had been acquired in the Roslyn merger in the fourth quarter of 2003.

The following table summarizes the Company’s loan production in the twelve months ended December 31, 2004 and 2003:

	2004		2003
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total
Mortgage loan originations:
Multi-family	$4,210,430	69.7%	$3,382,941	78.1%
Commercial real estate	1,042,234	17.3	461,358	10.7
Construction	571,019	9.5	140,810	3.3
1-4 family	145,475	2.4	301,657	7.0

Total mortgage loan originations	$5,969,158	98.9%	$4,286,766	99.1%
Other loans	71,370	1.1	42,769	0.9

Total loan originations	$6,040,528	100.0%	$4,329,535	100.0%

The following table presents an analysis of the loan portfolio at December 31st:

	2004		2003(1)		2002		2001(2)		2000(3)
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Mortgage Loans:
Multi-family	$9,839,263	73.45%	$7,368,155	70.18%	$4,494,332	81.88%	$3,255,167	60.23%	$1,945,656	53.51%
Commercial real estate	2,140,770	15.98	1,445,048	13.76	533,327	9.71	561,944	10.40	324,068	8.91
Construction	807,107	6.03	643,548	6.13	117,013	2.13	152,367	2.82	59,469	1.64
1-4 family	506,116	3.78	730,963	6.96	265,724	4.84	1,318,295	24.40	1,267,080	34.85

Total mortgage loans	13,293,256	99.24	10,187,714	97.03	5,410,396	98.56	5,287,773	97.85	3,596,273	98.91

Other loans	102,455	0.76	311,634	2.97	78,787	1.44	116,878	2.15	39,748	1.09

Total mortgage and other loans	$13,395,711	100.00%	$10,499,348	100.00%	$5,489,183	100.00%	$5,404,651	100.00%	$3,636,021	100.00%

Unearned premiums (discounts)	—		—		19		91		(18)
Net deferred loan origination costs (fees)	333		1,023		(5,130)		(3,055)		(1,553)
Allowance for loan losses	(78,057)		(78,293)		(40,500)		(40,500)		(18,064)

Loans, net	$13,317,987		$10,422,078		$5,443,572		$5,361,187		$3,616,386

(1)	Includes loans acquired in the Roslyn merger on October 31, 2003.

(2)	Includes loans acquired in the Richmond County merger on July 31, 2001.

(3)	Includes loans acquired in the Haven merger on November 30, 2000.

The following table sets forth a geographic analysis of the Company’s multi-family, commercial real estate, and construction loan portfolios at December 31, 2004:

	At December 31, 2004
	Multi-Family		Commercial Real Estate		Construction
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Manhattan	$3,543,012	36.01%	$797,902	37.27%	$82,978	10.28%
Brooklyn	1,489,864	15.14	186,039	8.69	161,644	20.03
Queens	1,372,252	13.95	228,357	10.67	93,678	11.61
Bronx	1,215,869	12.36	77,811	3.63	77,643	9.62
Staten Island	99,115	1.01	35,897	1.68	31,848	3.95
Long Island	317,407	3.22	602,678	28.15	259,920	32.20
Other New York State & New Jersey	919,873	9.35	161,996	7.57	73,326	9.08
All other states	881,871	8.96	50,090	2.34	26,070	3.23

Total	$9,839,263	100.00%	$2,140,770	100.00%	$807,107	100.00%

In 2005, the Company will continue to place an emphasis on multi-family loan production, with a secondary focus on the origination of commercial real estate and construction loans. The volume of loans produced will depend on several factors, including the level of loan demand; competition from other banks and financial institutions; the availability of funding; and the level and direction of market interest rates.

Asset Quality

The Company’s record of asset quality, a key component of its performance, was successfully extended in 2004. Non-performing assets totaled $28.7 million at year-end, representing 0.12% of total assets, an improvement from $34.4 million, representing 0.15% of total assets, at December 31, 2003. Non-performing loans accounted for $28.1 million and $34.3 million, respectively, of the year-end 2004 and 2003 totals and were equivalent to 0.21% and 0.33% of total loans, respectively.

Included in non-performing loans at December 31, 2004 were non-accrual mortgage loans totaling $23.6 million, signifying an $8.8 million reduction from the year-earlier amount. Other non-accrual loans represented the remaining $4.6 million of the year-end 2004 balance and the remaining $2.0 million of the balance at December 31, 2003.

The reduction in the balance of non-performing loans was primarily due to the sale of two assisted living facilities in the third quarter of 2004 that had been included in the balance of non-accrual mortgage loans at December 31, 2003. The Company had acquired title to the facilities in connection with the foreclosure of a large commercial credit, in the amount of $9.0 million, that had been acquired in the Roslyn merger and reserved for by Roslyn over two years before.

A loan is generally classified as a “non-accrual” loan when it is 90 days past due and management has determined that the collectibility of the entire loan is doubtful. When a loan is placed on “non-accrual” status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

Other real estate owned totaled $566,000 at December 31, 2004, signifying a $474,000 increase from the balance recorded at December 31, 2003. The year-end 2004 balance consisted of three one-to-four family homes within the Bank’s local market that are currently being marketed for sale at prices that exceed the carrying values of said properties.

In the fourth quarter of 2004, the Company charged off $236,000 of consumer and unsecured loans that had been acquired in its merger transactions, the first charge-off recorded against the loan loss allowance by the Company since the third quarter of 1994. The Company had recorded no such net charge-offs for forty consecutive quarters, through and including the third quarter of 2004. The quality of the loan portfolio reflects the relative strength of the local real estate market and the Company’s adherence to the conservative underwriting and credit standards it has consistently maintained.

In the case of multi-family and commercial real estate loans, management looks first at the consistency of the cash flows being generated to determine the property’s economic value, and then at the market value of the property that collateralizes the loan. The amount of the loan is then based on the lower of the two values, with the economic value typically being the value used.

The condition of the property is another critical factor. Every property is inspected from rooftop to basement as a prerequisite to approval by executive management and the Mortgage and Real Estate Committee (the “Committee”) of the Board of the Directors (the “Board”), which approves all loans. In addition, a member of the Committee participates in inspections on every commercial real estate loan in excess of $2.0 million and every multi-family loan in excess of $3.0 million. Furthermore, independent appraisers, whose appraisals are carefully reviewed by the Company’s experienced in-house appraisal officers, perform appraisals on every property.

In addition, the loans are brought to the Company by a select group of mortgage brokers who are familiar with its credit standards, having worked with its lending officers over the course of ten or more years.

To further minimize credit risk, the Company, as a matter of policy, limits the amount of credit granted to any one borrower and requires a minimum debt coverage ratio of 120%, although a minimum of 130% is more the Company’s norm. Although the Company will typically lend up to 80% of the appraised value on multi-family buildings and up to 75% on commercial properties, the average loan-to-value ratio of such credits at December 31, 2004 was 57.6% and 58.9%, respectively. Exceptions to the Company’s loan-to-value limitations may be made on a case-by-case basis, and require the approval of the Committee.

The construction loan portfolio also reflects the Board’s involvement, with a member of the Committee participating in inspections on every loan exceeding $2.0 million, and every loan requiring Committee approval as a whole. The loans in this portfolio have been stringently underwritten, and primarily made to well-established builders who have worked with the Bank or its merger partners in the past. The Bank will typically lend up to 75% of the estimated market value, and up to 80% in the case of home construction loans to individuals. With respect to commercial construction loans, which are not its primary focus, the Bank will typically lend up to 65% of the estimated market value of the property.

Credit risk is also reduced through the loan disbursement process. The proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided to the Bank by its own lending officers and/or consulting engineers.

The loan portfolio has been deliberately structured to reduce the Company’s exposure to both credit and interest rate risk. The vast majority of the loans in the Company’s portfolio are medium-term in nature, with the life of multi-family and commercial real estate loans ranging from three to five years, on average, and the duration of construction loans ranging up to 36 months, with 18 to 24 months more the norm. All three types of mortgage loans have a solid performance record, with no losses recorded for more than 20 years in the case of multi-family credits and more than ten years in the case of the Company’s commercial real estate and residential subdivision construction loans. Furthermore, the Company’s multi-family loans are largely secured by rent-controlled and -stabilized buildings which tend to maintain a high level of occupancy, even in times of economic adversity.

Historically, the Company’s portfolio of multi-family, commercial real estate, and construction loans have outperformed its one-to-four family credits; accordingly, the Company has been originating one-to-four family loans on a pass-through basis, selling them to a third-party conduit within ten days of the loans being closed. To further reduce its exposure to the credit risk inherent in such assets, the Company sold $129.9 million of home equity loans that had been acquired in the Roslyn merger, during the first quarter of 2004.

While the Company strives to originate loans that will perform fully, the absence of delinquencies cannot be guaranteed. The ability of a borrower to fulfill his or her obligations may be impacted by a change in personal circumstances, or by a downturn in local real estate values or the economy. To minimize the impact of credit risk, the Company maintains coverage through an allowance for loan losses, which may be increased through the provision for loan losses charged to operations, or reduced through charge-offs or reversals. While the Company recorded a $236,000 charge-off in the fourth quarter of 2004, as mentioned, there was no provision for loan losses recorded during the year.

At December 31, 2004, the allowance for loan losses thus totaled $78.1 million, as compared to $78.3 million at December 31, 2003. The allowance for loan losses represented 0.58% and 0.75% of total loans, at December 31, 2004 and 2003, respectively, and 277.31% and 228.01% of non-performing loans at the corresponding dates. Based upon all relevant and presently available information, management believes that the current allowance for loan losses is adequate.

In the process of establishing the allowance for loan losses, management is required to make difficult, complex, and subjective judgments regarding various matters that are inherently uncertain. Accordingly, the manner in which the allowance for loan losses is established, and the assumptions made in that process, are considered critical to the financial condition of the Company. The Company’s policies with regard to the allowance for loan losses are therefore discussed in detail under “Critical Accounting Policies.”

For additional information regarding the Company’s asset quality and the coverage provided by the loan loss allowance, please see the asset quality analysis that follows and “Provision for Loan Losses” within the discussion and analysis of the Company’s results of operations.

ASSET QUALITY ANALYSIS

	At December 31,
(dollars in thousands)	2004	2003	2002	2001	2000
ALLOWANCE FOR LOAN LOSSES:
Balance at beginning of year	$78,293	$40,500	$40,500	$18,064	$7,031
Allowance acquired in merger transactions	—	37,793	—	22,436	11,033
Charge-offs	(236)	—	—	—	—

Balance at end of year	$78,057	$78,293	$40,500	$40,500	$18,064

NON-PERFORMING ASSETS:
Non-accrual mortgage loans	$23,567	$32,344	$11,915	$10,604	$6,011
Other non-accrual loans	4,581	1,994	—	—	—
Loans 90 days or more delinquent and still accruing interest	—	—	4,427	6,894	3,081

Total non-performing loans	28,148	34,338	16,342	17,498	9,092
Other real estate owned	566	92	175	249	12

Total non-performing assets	$28,714	$34,430	$16,517	$17,747	$9,104

RATIOS:
Non-performing loans to total loans	0.21%	0.33%	0.30%	0.33%	0.25%
Non-performing assets to total assets	0.12	0.15	0.15	0.19	0.19
Allowance for loan losses to non-performing loans	277.31	228.01	247.83	231.46	198.68
Allowance for loan losses to total loans	0.58	0.75	0.74	0.76	0.50

The Company had no “troubled debt restructurings,” as defined in SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” at any of the dates presented in the preceding table.

Investment Securities

While multi-family lending and, to a lesser extent, commercial real estate and construction lending, represent the Company’s primary business, the Company also has a portfolio of investment securities. Securities totaled $7.1 billion at December 31, 2004, representing 29.5% of total assets, down from $9.5 billion, representing 40.5% of total assets, at December 31, 2003.

Depending on management’s intent at the time of purchase, the Company classifies securities as “available for sale” or as “held to maturity.” While securities classified as available for sale are intended to generate earnings, they also represent a significant source of cash flows and liquidity for future loan production and for general operating activities. The held-to-maturity portfolio also serves as a source of earnings and cash flows. In 2004, cash flows from the redemption and sale of securities totaled $8.8 billion, up $826.8 million from the total recorded in 2003. Included in the 2004 amount were the $5.1 billion of securities sold in connection with the aforementioned repositioning of the balance sheet at the end of June.

Available-for-sale securities represented $3.1 billion, or 43.9%, of total securities at December 31, 2004, signifying a $3.2 billion, or 50.5%, reduction from the balance recorded at December 31, 2003. The 2004 amount represented 12.9% of total assets, in contrast to the 2003 balance, which represented 26.8%. Mortgage-backed and -related securities accounted for $2.9 billion, or 93.3%, of securities available for sale at year-end 2004, and had an expected weighted average life of 4.1 years. Debt and equity securities accounted for the remaining $207.1 million, or 6.7%.

Securities held to maturity totaled $4.0 billion at December 31, 2004, signifying a 23.3% increase from $3.2 billion at December 31, 2003. The respective totals represented 16.5% and 13.7% of total assets at the corresponding dates. The year-over-year increase reflects the reclassification of $1.0 billion of available-for-sale securities as held-to-maturity securities in the second quarter, in connection with the aforementioned repositioning of the balance sheet.

At December 31, 2004, mortgage-backed and -related securities represented $2.2 billion, or 54.5%, of held-to-maturity securities; other securities represented the remaining $1.8 billion, or 45.5%. Included in the latter balance were $1.3 billion of U.S. Government agency obligations; the remainder of the balance primarily consisted of capital trust notes and corporate bonds.

The unrealized gain or loss on available-for-sale securities is reported as a component of stockholders’ equity. At December 31, 2004, the net unrealized loss, net of tax, on securities available for sale totaled $20.4 million, down $14.2 million from the balance recorded at December 31, 2003. The reduction was attributable to a combination of factors, including the lower balance of such securities at the end of the year; the decline in market interest rates over the twelve-month period; and the reclassification of $8.2 million of perpetual preferred FNMA stock with a par value of $50.0 million as “other-than-temporarily impaired” in the fourth quarter of the year.

Reflecting management’s focus on further enhancing the Company’s interest rate risk profile, the reduction of the securities portfolio is expected to continue in 2005. The ability of the Company to achieve this objective will depend on various factors, including market conditions and the direction of market interest rates. The Company currently plans to invest the cash flows generated by securities sales and redemptions into multi-family and other mortgage loans.

Sources of Funds

On a stand-alone basis, the Company has four primary sources of funds for the payment of dividends, share repurchases, and other corporate uses: dividends paid to the Company by the Bank; capital raised through the issuance of debt instruments; capital raised through the issuance of stock; and maturities of, and income from, investments.

The Bank has several funding sources, primarily including the deposits it gathers through its extensive branch network; the cash flows produced by securities sales and redemptions; the interest income from investments; principal and interest payments on loans; wholesale borrowings, in the form of FHLB-NY advances and repurchase agreements; and other borrowed funds.

While interest-earning asset growth was primarily funded with wholesale borrowings in the first half of the year, the repositioning of the balance sheet at the end of the second quarter signaled a transition in the Company’s funding strategy. To improve its interest rate risk profile at a time when short-term interest rates were rising, the Company utilized the proceeds from the sale of $5.1 billion of securities to reduce the balance of wholesale borrowings by a like amount. In the third quarter of the year, excess cash flows were utilized to reduce the balance by another $772.6 million; in the fourth quarter of the year, the funding that stemmed from wholesale borrowings was exceeded by the funding derived from securities cash flows and deposit growth.

Wholesale borrowings totaled $9.3 billion at December 31, 2004, up $198.9 million from the year-earlier balance, but down $2.5 billion from the balance recorded at March 31, 2004. The year-over-year increase in wholesale borrowings was the net effect of a $1.1 billion rise in FHLB-NY advances to $3.4 billion and an $865.2 million decline in repurchase agreements to $5.9 billion. Of the repurchase agreements recorded at December 31, 2004, $4.6 billion, or 78.3%, were with Wall Street brokerage firms and $1.3 billion, or 21.7%, were with the FHLB-NY.

In addition to wholesale borrowings, the Company has borrowed funds in the form of junior subordinated debentures, and other borrowings consisting of senior debt and Real Estate Investment Trust (“REIT”) -preferred securities. At December 31, 2004, junior subordinated debentures totaled $446.1 million; other borrowings totaled $361.5 million and $794.9 million, respectively, at December 31, 2004 and 2003.

Reflected in junior subordinated debentures at December 31, 2004 are four interest rate swap agreements into which the Company entered in the second quarter of 2003. Please see Note 9 to the Consolidated Financial Statements, “Borrowed Funds,” for a further discussion of these agreements, which were designated and accounted for as “fair value hedges” aggregating a notional value of $65.0 million.

Much of the loan growth in 2004 was funded by securities sales and redemptions, which totaled $8.8 billion for the year. Included in the latter amount was $5.1 billion from the sale of securities at the end of the second quarter, in connection with the repositioning of the balance sheet.

In the second half of the year, deposit growth figured more prominently in the Company’s mix of funding sources than it had in the first two quarters. Deposits totaled $10.4 billion at December 31, 2004, signifying a $73.0 million increase from the year-earlier balance, but a $385.8 million increase since the end of June. While certificates of deposit (“CDs”) declined $609.3 million year-over-year, this decline was offset by an increase in core deposit accounts. Core deposits, defined as all deposits other than CDs, represented $6.6 billion, or 63.9%, of total deposits at December 31, 2004, and rose $682.3 million, or 11.4%, from the year-earlier amount.

The year-over-year increase in core deposits reflected growth in all three categories, with NOW and money market accounts producing the largest gain. NOW and money market accounts rose $550.0 million to $2.9 billion year-over-year, while savings accounts rose $113.3 million to $3.1 billion. Non-interest-bearing deposits rose $19.0 million to $739.2 million during this time.

The increase in deposits reflects a deliberate shift in focus. In the first two quarters of 2004, the Company had permitted a run-off of “hot money” deposits, i.e., deposits that had been acquired in merger transactions and that were generally paying above-market interest rates. With a leveraged growth strategy then in place and significant cash flows expected from securities sales and redemptions, the Company opted not to vie for deposits in a market where many competitors were raising rates aggressively. The decision to de-leverage the balance sheet at the end of the second quarter triggered a refocus on retail funding, with the Company repositioning its depository accounts within its marketplace. In the third quarter of 2004, the Company launched a campaign to attract new deposits, and reorganized its branch network to further foster deposit growth. The Company is currently taking steps to further boost deposits by expanding its products and services; using information technology to enhance and expedite customer service; and building on its relationships within the real estate market to attract deposits from its largest borrowers.

On March 9, 2005, the New York State Banking Department (the “Banking Department”) approved the Bank’s application for the designation of Corona Heights, a community in Queens where the Bank has two branch offices, as a “Banking Development District.” As a result of this designation, the Bank may now accept municipal deposits up to $10.0 million for a period of ten years.

The Company’s ability to attract and retain deposits depends on various factors, including competition and the level of market interest rates. The Company vies for deposits by emphasizing convenience and service. Customers are offered a broad range of financial products and services at a large number of locations, each of which features extensive evening and weekend hours. Besides traditional checking and savings accounts, the product menu features a full range of third-party investment products, including insurance, annuities, and mutual funds. The Bank also features multiple delivery channels, including online banking through its web site, www.myNYCB.com, and an extensive network of ATMs.

The Bank operates its 143 banking offices through seven community divisions, each one enjoying a strong local identity. It is the second largest thrift in Richmond, Queens, and Nassau counties, based on deposits, with market shares of 18.7%, 8.3%, and 7.6%, respectively. The Bank also has a significant share of deposits in several other densely populated markets, including 15.9% of deposits in Bayonne, New Jersey. (Market share information was provided by SNL Financial and is as of June 30, 2004.)

The Company’s 52 in-store branches represent the largest supermarket banking franchise in the New York metropolitan region, and one of the largest in the Northeast. Open seven days a week, including most holidays, the Company’s in-store branches have been a meaningful source of low-cost deposits and of revenues from third-party investment product sales. Because of their proximity to the Company’s traditional branches, the in-store branches enable the Bank to offer more than 70 hours of service, seven days a week, in many of the communities it serves. This 70/7 service model is a key component of the Bank’s efforts to attract and maintain deposits in a highly competitive marketplace.

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

Market Risk

As a financial institution, the Company is focused on reducing its exposure to interest rate volatility, which represents its primary market risk. Changes in market interest rates represent the greatest challenge to the Company’s financial performance, as such changes can have a significant impact on the level of income and expense recorded on a large portion of the Company’s interest-earning assets and interest-bearing liabilities, and on the market value of all interest-earning assets, other than those possessing a short term to maturity. To reduce its exposure to changing rates, the Board of Directors and management monitor the Company’s interest rate sensitivity on a regular or as needed basis so that adjustments in the asset and liability mix can be made when deemed appropriate.

In the second quarter of 2004, the value of the Company’s mortgage-backed and -related securities was negatively impacted by a precipitous rise in interest rates on five- and ten-year Treasury notes and the expectation of a sudden and significant rise in short-term interest rates. To improve its interest rate risk profile at a time when interest rates were rising more rapidly, and dramatically, than had been expected, the Company repositioned the balance sheet at the end of the second quarter, by selling $5.1 billion of securities; using the proceeds to pay down a like amount of wholesale borrowings; extending $2.4 billion of short-term borrowings to an average three-year maturity; and reclassifying $1.0 billion of available-for-sale securities as held-to-maturity.

While short-term rates began to rise at the end of June, and continued to rise in the subsequent quarters, the rise in five- and ten-year rates was abruptly reversed in the third quarter of 2004. The result was a significant flattening of the yield curve, which contributed to a contraction in net interest income and net interest margin in the second half of the year.

To manage its interest rate risk in an increasingly volatile rate environment, the Company has been pursuing the following strategies since the end of June 2004: (1) continuing its emphasis on the origination and retention of medium-term assets, including multi-family, commercial real estate, and construction loans; (2)

continuing to originate one-to-four family loans on a pass-through basis and selling them without recourse; (3) reducing the existing portfolio of available-for-sale mortgage-backed and -related securities through a combination of sales and redemptions; (4) utilizing the cash flows from securities to fund loan production; (5) increasing the prevalence of deposits within the mix of funding sources; and (6) using wholesale borrowings, as needed, to support additional loan growth.

The actual duration of mortgage loans and mortgage-backed and -related securities can be significantly impacted by changes in prepayment levels and market interest rates. The level of prepayments may be impacted by a variety of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the largest determinants of prepayments are market interest rates and the availability of refinancing opportunities. The decline in five-year Treasury rates in the third quarter of 2004 contributed to a decline in mortgage refinancings, which contributed to the contraction of the Company’s interest rate spread and net interest margin in the second half of the year. During this time, the majority of loans produced consisted of new product. As a result, the Company realized fewer prepayment penalties, which contributed to a year-over-year decline in asset yields.

The rates on the Company’s multi-family and commercial real estate loans are typically based on the five-year Treasury rate. An increase in the five-year rate would therefore be expected to increase the yield on newly originated loans. In addition, it has been the Company’s experience that the refinancing of rent-controlled and -stabilized multi-family loans tends to increase as the five-year rate starts rising, which would also support an increase in prepayment penalties and, therefore, in yields.

Interest Rate Sensitivity Gap

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time frame if it will mature or reprice within that period of time. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the cost of its interest-bearing liabilities than it would in the yield on its interest-earning assets, thus producing a decline in its net interest income. Conversely, in a declining rate environment, an institution with a negative gap would generally be expected to experience a lesser reduction in the yield on its interest-earning assets than it would in the cost of its interest-bearing liabilities, thus producing an increase in its net interest income.

Reflecting the repositioning of the Company’s balance sheet, as discussed above and elsewhere in this report, the Company’s one-year gap was a negative 5.41% at December 31, 2004, as compared to a negative 0.63% at December 31, 2003.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, which, based on certain assumptions stemming from the Bank’s historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (1) the term to repricing, or (2) the contractual terms of the asset or liability. The table provides an approximation of the projected repricing of assets and liabilities at December 31, 2004 on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For loans and mortgage-backed and -related securities, prepayment rates were assumed to range up to 35% annually. Savings accounts, Super NOW accounts, and NOW accounts were assumed to decay at an annual rate of 5% for the first five years and 15% for the years thereafter. Money market accounts, with the exception of accounts with specified repricing dates, were assumed to decay at an annual rate of 20% for the first five years and 50% in the years thereafter.

Prepayment and deposit decay rates can have a significant impact on the Company’s estimated gap. While the Company believes its assumptions to be reasonable, there can be no assurance that assumed prepayment and decay rates will approximate actual future loan prepayments and deposit withdrawal activity.

INTEREST RATE SENSITIVITY ANALYSIS

	At December 31, 2004
(dollars in thousands)	Three Months or Less	Four to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	More than Five Years to 10 Years	More than 10 Years	Total
INTEREST-EARNING ASSETS:
Mortgage and other loans(1)	$1,510,658	$2,607,584	$3,460,962	$4,854,102	$793,551	$141,039	$13,367,896
Mortgage-backed and - related securities(2) (3)	257,169	841,799	853,953	1,005,118	1,531,427	577,989	5,067,455
Debt and equity securities(2)	353,163	50,386	18,434	10,000	488,304	1,325,196	2,245,483
Money market investments	1,000	171	—	—	—	—	1,171

Total interest-earning assets	2,121,990	3,499,940	4,333,349	5,869,220	2,813,282	2,044,224	20,682,005

INTEREST-BEARING LIABILITIES:
Savings accounts	38,254	114,763	283,463	255,826	1,317,321	1,050,707	3,060,334
NOW and Super NOW accounts	12,876	38,628	95,412	86,109	443,400	353,660	1,030,085
Money market accounts	737,596	321,417	274,003	175,362	302,012	9,743	1,820,133
Certificates of deposit	850,836	1,320,513	1,266,250	219,852	94,859	17	3,752,327
Borrowed funds	2,224,490	1,263,659	1,657,909	1,121,905	3,370,409	504,169	10,142,541

Total interest-bearing liabilities	3,864,052	3,058,980	3,577,037	1,859,054	5,528,001	1,918,296	19,805,420

Interest sensitivity gap per period(4)	$(1,742,062)	$440,960	$756,312	$4,010,166	$(2,714,719)	$125,928	$876,585

Cumulative interest sensitivity gap	$(1,742,062)	$(1,301,102)	$(544,790)	$3,465,376	$750,657	$876,585

Cumulative interest sensitivity gap as a percentage of total assets	(7.25)%	(5.41)%	(2.27)%	14.42%	3.12%	3.65%
Cumulative net interest-earning assets as a percentage of net interest-bearing liabilities	54.92%	81.21%	94.81%	128.04%	104.20%	104.43%

(1)	For purposes of the gap analysis, non-performing loans and the allowance for loan losses have been excluded.

(2)	Securities and mortgage-backed and -related securities are shown at their respective carrying values.

(3)	Based on historical repayment experience.

(4)	The interest sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of the market, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to repay their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

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

The following table sets forth the Company’s NPV as of December 31, 2004:

NET PORTFOLIO VALUE ANALYSIS (1)

(dollars in thousands)
Change in Interest Rates (in basis points)	Market Value of Assets	Market Value of Liabilities	Net Portfolio Value	Net Change	Portfolio Market Value Projected % Change to Base
-100	$24,592,313	$21,285,816	$3,306,497	$141,811	4.48%
—	23,959,667	20,794,981	3,164,686	—	—
+100	23,271,701	20,187,652	3,084,049	(80,637)	(2.55)
+200	22,594,918	19,670,127	2,924,791	(239,895)	(7.58)

(1)	The impact of a 200-basis point reduction in market interest rates cannot be determined as certain asset yields, liability costs, and related indices were below 2.00% at December 31, 2004.

The net changes in NPV presented in the preceding table are within the parameters approved by the Board of Directors of the Company.

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

Net Interest Income Simulation

In addition to the analyses of gap and net portfolio value, the Company utilizes an internal net interest income simulation to manage its sensitivity to interest rate risk. The simulation incorporates various market-based assumptions regarding the impact of changing interest rates on future levels of the Company’s financial assets and liabilities. The assumptions used in this simulation are inherently uncertain. Actual results may differ significantly from those presented in the table below, due to several factors, including the frequency, timing, and magnitude of changes in interest rates; changes in spreads between maturity and repricing categories; and prepayments, coupled with any actions taken to counter the effects of any such changes.

The following table reflects, based on the information and assumptions in effect at December 31, 2004, the estimated percentage change in future net interest income for the next twelve months, assuming a gradual increase or decrease in interest rates during such time:

Changes in Interest Rates (in basis points) (1)	Estimated Percentage Change in Future Net Interest Income
+ 200 over one year	(3.57)%
- 100 over one year	1.38

(1)	In general, short- and long-term rates are assumed to increase or decrease in parallel fashion across all four quarters and then remain unchanged. However, the rates paid on core deposits are assumed to reprice at up to 75% of the increment.

No assurances can be given that future changes in the Company’s mix of assets and liabilities will not result in greater changes to the gap, NPV, or net interest income simulation.

Liquidity, Off-balance Sheet Arrangements and Contractual Commitments, and Capital Position

Liquidity

The Company manages its liquidity to ensure that cash flows are sufficient to support the Bank’s operations, and to compensate for any temporary mismatches between sources and uses of funds caused by erratic loan and deposit demand.

As discussed under “Sources of Funds,” the Bank has several funding sources, including the deposits it gathers through its extensive branch network; cash flows from securities sales and redemptions and the interest income on investments; principal repayments and interest on loans; and borrowed funds, primarily in the form of FHLB-NY advances and repurchase agreements. In connection with the aforementioned repositioning of the balance sheet, the Company reduced its wholesale borrowings at the end of the second quarter, and took steps to increase deposits in the second half of the year. The cash flows from securities sales and redemptions were another significant source of funding for deployment into the production of mortgage loans.

While borrowed funds and the scheduled amortization of securities and loans are more predictable funding sources, deposit flows and loan and securities prepayments are less predictable in nature, as they are subject to external factors beyond management’s control. Among these are changes in the economy and local real estate values, competition from other financial institutions, and changes in market interest rates.

The principal investing activity of the Bank is mortgage loan production, with a primary focus on loans secured by rent-controlled and -stabilized multi-family buildings in New York City. Prior to the repositioning of the balance sheet, the Company also invested in mortgage-backed and -related securities and, to a lesser extent, debt and equity securities.

The impact of the balance sheet repositioning is reflected in the Consolidated Statements of Cash Flows for 2004. In 2004, the net cash used in investing activities totaled $641.7 million, primarily reflecting the $6.0 billion of loans produced over the course of the year; the purchase of securities available for sale totaling $5.6 billion; and the purchase of securities held to maturity totaling $825.0 million. These items were offset by proceeds from the redemption, repayment, and sale of securities totaling $8.8 billion, including the aforementioned sale of $5.1 billion at the end of the second quarter; and loan sales and repayments totaling $3.1 billion.

The net cash provided by financing activities in 2004 totaled $209.2 million, reflecting a $195.0 million net increase in borrowed funds; the $399.5 million of net proceeds generated by the common stock offering completed on January 30, 2004; and a $96.3 million increase in deposits and mortgagors’ escrow. These items were partially offset by the allocation of $250.7 million for the payment of cash dividends and $274.9 million for share repurchases.

The Bank’s investing and financing activities were supported by internal cash flows generated by its operating activities. In 2004, the net cash provided by operating activities totaled $334.3 million.

The Bank monitors its liquidity on a daily basis to ensure that sufficient funds are available to meet its financial obligations, including withdrawals from depository accounts, outstanding loan commitments, contractual long-term debt payments, and operating leases. The Bank’s most liquid assets are cash and due from banks and money market investments, which collectively totaled $188.9 million at December 31, 2004, as compared to $287.1 million at December 31, 2003. Additional liquidity stems from the Bank’s portfolio of securities available for sale, which totaled $3.1 billion at December 31, 2004, and from the Bank’s approved line of credit with the FHLB-NY, which amounted to $12.0 billion at the same date.

CDs due to mature in one year or less from December 31, 2004 totaled $2.2 billion. Based upon recent retention rates as well as current pricing, management believes that a significant portion of such deposits will either roll over or be reinvested in alternative investment products sold through the Bank’s branch network. The Company’s ability to retain its deposit base and to attract new deposits depends on numerous factors, including customer satisfaction levels, types of deposit products offered, and the competitiveness of its interest rates.

At December 31, 2004, the Bank had a $495.8 million investment in BOLI for which the Bank receives preferential tax treatment. Distributions are made to the Bank only upon the death of an insured individual in accordance with the underlying policy. Accordingly, the cash flows produced by the Bank’s BOLI investment are not predictable.

In 2004, the primary sources of funds for the Company on an unconsolidated basis (the “Parent Company”) included dividend payments from the Bank and sales and maturities of investment securities. In January 2004, the Parent Company also generated funds through a follow-on offering of 13.5 million shares of its common stock. Of the $399.5 million in net proceeds generated, $300.0 million were contributed to the Bank for deployment into interest-earning assets and for other general purposes. The remaining proceeds were retained by the Parent Company for various corporate purposes, including the payment of dividends and share repurchases.

The Bank’s ability to pay dividends and other capital distributions to the Parent is generally limited by New York State banking law and regulations, and by regulations of the FDIC. In addition, the New York State Superintendent of Banks (the “Superintendent”) and the FDIC, for reasons of safety and soundness, may prohibit the payment of dividends that are otherwise permissible by regulation.

Under New York State Banking Law, a New York State-chartered stock-form savings bank may declare and pay dividends out of its net profits, unless there is an impairment of capital. However, the approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of the bank’s net profits for that year, combined with its retained net profits for the preceding two years (subject to certain adjustments). As of December 31, 2004, the Bank had $689.2 million of dividends or capital distributions it could pay to the Parent Company without regulatory approval; and the Parent Company had $35.4 million of securities available for sale and $32.9 million in cash deposits. Were the Bank to apply to the Superintendent for a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, no assurances could be made that said application would be approved by the regulatory authorities.

Off-balance Sheet Commitments and Contractual Obligations

As the following table indicates, the Company’s off-balance sheet commitments were limited to outstanding loan commitments and stand-by letters of credit at December 31, 2004:

(in thousands)
Mortgage loan commitments:
Multi-family loans	$1,000,653
Commercial real estate loans	148,407
Construction loans	802,844
1-4 family loans	38,445

Total mortgage loan commitments	$1,990,349
Other loans	14,538

Total loan commitments	$2,004,887
Financial and performance stand-by letters of credit	10,786

Total commitments	$2,015,673

The following table summarizes the maturity profile of the Company’s contractual obligations, including consolidated long-term debt payments and operating leases, at December 31, 2004:

(in thousands)	Long-term Debt (1)	Operating Leases
Under one year	$765,299	$12,690
One to three years	3,020,044	23,384
Three to five years	1,255,634	19,064
More than five years	4,066,756	48,804

Total	$9,107,733	$103,942

(1)	Includes FHLB advances, repurchase agreements, junior subordinated debentures, preferred stock of subsidiaries, and senior debt; does not reflect the impact of purchase accounting adjustments.

Based upon the strength of the liquidity position of the Company, management anticipates that there will be sufficient funding to fulfill these commitments and obligations when they are due.

Capital Position

The Company manages its capital to enhance shareholder value, and to enable management to act opportunistically in a changing marketplace. In connection with these goals, the Company distributed dividend payments of $250.7 million in 2004, signifying a $119.7 million, or 91.3%, increase from the year-earlier level, and generated net proceeds of $399.5 million through a follow-on offering of 13.5 million shares of common stock on January 30, 2004.

In addition to the $250.7 million distributed in the form of cash dividend payments, the Company allocated $274.9 million of its capital toward the repurchase of 9,282,614 shares of common stock in 2004. The majority of shares were repurchased in the first two quarters, prior to the repositioning of the balance sheet. The Board of Directors authorized the repurchase of five million shares on February 26, 2004 and, with 44,816 shares remaining, authorized another five million shares for repurchase on April 20, 2004. Under the latter authorization, there were 1,681,927 shares still available for repurchase on December 31, 2004.

The Company repurchases shares on the open market or through privately negotiated transactions, and holds such shares in the Company’s Treasury account. Repurchased shares may be utilized for various corporate purposes including merger transactions, option exercises, and stock splits in the form of stock dividends. The Company has split its stock nine times since its conversion to stock form, including a 4-for-3 stock split in the form of a 33-1/3% stock dividend on February 17, 2004. A total of 68,334,820 shares were issued in connection with the latter split.

The Company recorded stockholders’ equity of $3.2 billion at December 31, 2004, signifying a $317.8 million increase from the level recorded at December 31, 2003. The 2004 amount was equivalent to 13.26% of total assets and a book value of $12.23 per share, based on 260,533,784 shares; the 2003 amount was equivalent to 12.24% of total assets and a book value of $11.40 per share, based on 251,580,425 shares.

The Company calculates book value by subtracting the number of unallocated ESOP shares at the end of the period from the number of shares outstanding at the same date. At December 31, 2004, the Company had 265,190,635 shares outstanding, as compared to 256,649,073 at December 31, 2003. Included in the respective amounts were unallocated ESOP shares of 4,656,851 and 5,068,648. The Company calculates book value in this manner to be consistent with its calculations of basic and diluted earnings per share, both of which exclude unallocated ESOP shares from the number of shares outstanding in accordance with SFAS No. 128, “Earnings per Share.”

The increase in stockholders’ equity was supported by a combination of factors, including a $31.7 million increase in net income to $355.1 million, an $8.6 million increase in additional contributions to stockholders’ equity to $64.4 million (as described under “Discussion and Reconciliation of GAAP and Cash Earnings”), and the aforementioned net proceeds of the follow-on offering of common stock. These factors served to offset the allocation of funds for dividend distributions and share repurchases, as previously discussed.

Excluding goodwill of $2.0 billion and core deposit intangibles of $87.6 million, the Company recorded tangible stockholders’ equity of $1.1 billion at December 31, 2004, equivalent to 5.22% of tangible assets and a tangible book value of $4.40 per share. At December 31, 2003, the Company recorded tangible stockholders’ equity of $851.3 million, equivalent to 3.97% of tangible assets and a tangible book value of $3.38 per share.

The balance of stockholders’ equity at December 31, 2004 also reflects an unrealized net loss of $20.3 million on the securities transferred from “available for sale” to “held to maturity” in connection with the balance sheet repositioning at the end of June. The net unrealized loss on securities available for sale declined from $34.6 million at December 31, 2003 to $20.4 million, reflecting said reclassification, as well as the decision to reclassify $8.2 million of perpetual preferred FNMA stock as “other-than-temporarily impaired” in the fourth quarter of the year.

Consistent with the Company’s longstanding record of capital strength, the level of stockholders’ equity at December 31, 2004 was more than sufficient to exceed the minimum federal requirements for a bank holding company. The following table sets forth the Company’s consolidated total risk-based, Tier 1 risk-based, and leverage capital amounts and ratios at December 31, 2004 and 2003, and the respective minimum regulatory requirements, which are considered on a consolidated basis:

At December 31, 2004	Actual		Minimum Requirement for Well Capitalized Classification
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$1,948,826	16.43%	10.00%
Tier 1 risk-based capital	1,779,269	15.00	6.00
Leverage capital	1,779,269	8.20	5.00

At December 31, 2003	Actual		Minimum Requirement for Well Capitalized Classification
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$1,680,214	15.46%	10.00%
Tier 1 risk-based capital	1,472,874	13.55	6.00
Leverage capital	1,472,874	7.72	5.00

It is currently management’s expectation that the Company’s capital strength will be maintained in 2005, supporting the continued payment of a strong dividend.

The Company’s capital strength is paralleled by the solid capital position of the Bank, as reflected in the excess of its regulatory capital ratios over the minimum levels required for classification as a “well capitalized” institution by the FDIC. At December 31, 2004, the Bank’s leverage capital ratio equaled 8.63% of average adjusted assets, well above the 5.00% required for “well capitalized” classification and the Bank’s year-earlier measure of 7.95%. Similarly, its Tier 1 and total risk-based capital ratios equaled 15.84% and 16.50%, respectively, of risk-weighted assets, as compared to the FDIC’s minimum requirements of 6.00% and 10.00% for “well capitalized” classification, and the Bank’s year-earlier measures of 13.95% and 14.68%, respectively.

On March 1, 2005, the Federal Reserve Board adopted a final rule allowing the continued limited inclusion of trust preferred securities in the Tier 1 capital of bank holding companies. Under this rule, trust preferred securities and other elements of restricted core capital will be subject to stricter quantitative limits. It is currently management’s expectation that the Company’s regulatory capital ratios will continue to qualify for “well capitalized” classification despite the stricter quantitative limits applied under the final rule.

RESULTS OF OPERATIONS: 2004 AND 2003 COMPARISON

Earnings Summary

The Company generated net income of $355.1 million in the twelve months ended December 31, 2004, signifying a 9.8% increase from $323.4 million in the twelve months ended December 31, 2003. Several factors contributed to the year-over-year increase; primary among these were the full-year benefit of the Roslyn merger; the leveraged growth of the securities portfolio prior to the balance sheet repositioning at the end of the second quarter; and the record volume of loans produced over the course the year.

The level of earnings recorded in 2004 also reflects the impact of two non-operating charges. In connection with the aforementioned sale of securities at the end of the second quarter, the Company recorded an after-tax repositioning charge of $94.9 million, or $0.35 per diluted share. In the fourth quarter of 2004, the Company recorded a non-cash after-tax charge of $5.0 million, or $0.02 per diluted share, in connection with the aforementioned classification of certain perpetual preferred FNMA stock as “other-than-temporarily impaired.”

The level of earnings recorded in 2003 also reflected two non-operating items, both of which were recorded in the fourth quarter of the year: an after-tax gain of $22.7 million, or $0.12 per diluted share, on the sale of the eight branches comprising the Company’s South Jersey Bank Division, and an after-tax merger-related charge of $19.0 million, or $0.10 per diluted share.

Reflecting the impact of these respective non-operating items, the Company recorded diluted GAAP earnings per share of $1.33 in 2004, as compared to $1.65 in 2003.

Excluding the respective non-operating items from the Company’s 2004 and 2003 GAAP earnings, the Company recorded 2004 operating earnings of $454.9 million, signifying a $135.2 million increase from $319.7 million in the year-earlier twelve months. On a diluted per share basis, the Company’s 2004 operating earnings rose $0.07 year-over-year to $1.70. (Please see “Discussion and Reconciliation of GAAP and Operating Earnings” earlier in this report.)

In addition to the significant impact of the balance sheet repositioning at the end of the second quarter, the Company’s performance was significantly impacted by the volatility of market interest rates. While short-term rates rose steadily in the last six months of the year, as anticipated, five- and ten-year rates rose dramatically in the second quarter, and then declined just as abruptly in the latter half of the year. The result was a significant flattening of the yield curve, which tempered the growth of the Company’s net interest income and contributed to the contraction of its interest rate spread and net interest margin.

Despite the impact of these factors, the Company’s 2004 earnings were sufficient to sustain a mid-year increase in its dividend payment while, at the same time, supporting the growth of its tangible stockholders’ equity. In 2005, the Company expects its earnings to reflect the strength of its basic business model, which encompasses the following key strategies: (1) originating medium-term multi-family loans on rent-controlled and -stabilized buildings in New York City; (2) complementing the multi-family loan portfolio with a mix of medium-term commercial real estate and construction loans; (3) funding loan portfolio growth with a balanced mix of funding sources; (4) adhering to procedures and standards that support the ongoing quality of its assets; and (5) operating efficiently while expanding its customer base.

Net Interest Income

Net interest income is the Company’s primary source of income. Its level is a function of the average balances of interest-earning assets, the average balances of interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by the pricing and mix of the Company’s interest-earning assets and interest-bearing liabilities which, in turn, may be impacted by such external factors as economic conditions, competition for loans and deposits, market interest rates, and the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the “FOMC”).

The FOMC reduces, maintains, or increases the target federal funds rate (the rate at which banks borrow funds from one another), as it deems necessary. In 2003, the target federal funds rate was 1.25% for the first half of the year and 1.00% in the last two quarters; it remained at this 45-year low until June 30, 2004. From that date through December 14, 2004, the rate was raised five times, in 25-basis point increments. The rate remained at 2.25% until February 2, 2005, when it was raised to 2.50%. Additional increases are generally expected to occur in 2005.

While the federal funds rate drives the cost of short-term borrowings and deposits, the yields earned on loans and other interest-earning assets are typically driven by medium- and long-term market interest rates. For example, the five-year Treasury rate ranged from 3.25% on December 31, 2003 to 3.63% on December 31, 2004, after reaching a peak of 4.10% on June 14, 2004.

In 2004, the Company recorded net interest income of $781.3 million, signifying a $276.3 million, or 54.7%, increase from the year-earlier amount. Interest income rose $423.0 million over the course of the year to $1.2 billion, offsetting a $146.7 million rise in interest expense to $390.9 million. While the average balance of interest-earning assets rose $8.8 billion in 2004, to $21.6 billion, the 68.7% increase was tempered by a 42-basis point decline in the average yield to 5.42%. During this time, the average balance of interest-bearing liabilities rose $8.8 billion to $20.9 billion, offsetting a 15-basis point decline in the average cost of funds to 1.87%.

The increase in net interest income was driven by three primary factors: the full-year benefit of the Roslyn merger, including the amortization and accretion of mark-to-market adjustments; the leveraged growth of the Company’s balance sheet in the first two quarters; and the record volume of loans produced over the course of the year. The increase was somewhat tempered by a rise in interest-bearing deposits and by the Company’s use of wholesale borrowings in the first six months of the year. The repositioning of the balance sheet also tempered the growth in net interest income, as did the flattening of the yield curve in the second half of 2004.

While the Company realized a meaningful rise in 2004 net interest income, its interest rate spread and net interest margin contracted during the year. In 2004, the Company recorded an interest rate spread of 3.55%, signifying a 27-basis point decline from the year-earlier measure; the Company’s margin contracted 33 basis points year-over-year to 3.61%.

The tightening of these measures was attributable to a combination of factors. First, the contrary direction of short- and medium-term rates in the second half of the year essentially flattened the yield curve. The majority of the Company’s loans feature rates that are tied to the five-year Treasury; the typical rate is 150 to 175 basis points above that market rate. Accordingly, as the five-year rate declined, the yields on the Company’s newly originated loans were impacted; had the Treasury rate continued to rise, or remained at or near mid-year levels, the yields on the Company’s new loans would have been expected to rise. In addition, the nature of the Company’s rent-controlled/rent-stabilized market niche is such that refinancings tend to increase in a rising rate environment. The reduction in the five-year rate in the last six months of the year suppressed the level of refinancings, thus reducing the volume of prepayment penalties recorded and the yields on newly originated loans.

The Company’s net interest spread and margin were also impacted by the repositioning of the balance sheet. In connection with this strategy, the Company sold $5.1 billion of securities with an average yield of 4.62% at the end of the second quarter, and continued to reduce its portfolio of securities over the next six months. While the cash flows from securities were utilized to fund the Company’s record loan production, the benefit of that growth and the interest income produced by such interest-earning assets was offset by the reduction in securities and the decline in the interest income produced by the securities portfolio.

In connection with the repositioning, the Company took two additional actions that also had an impact on its 2004 spread and margin: utilizing the proceeds from the sale of securities to reduce the balance of wholesale borrowings, and extending $2.4 billion of wholesale borrowings to an average maturity of three years with an average cost of 3.32%. While the lower balance served to reduce the interest expense connected with this source of funding, the extension of the average maturity had the opposite effect.

The combination of these actions and the flattening of the yield curve contributed to the year-over-year contraction of the Company’s spread and margin, with most of the compression occurring in the second half of the year. To a lesser extent, the contraction reflects the allocation of $274.9 million toward share repurchases, primarily in the first six months of 2004.

The following table sets forth certain information regarding the Company’s average balance sheet for the years indicated, including the average yields on its interest-earning assets and the average costs of its interest-bearing liabilities. Average yields are calculated by dividing the interest income produced by the average balance of interest-earning assets. Average costs are calculated by dividing the interest expense produced by the average balance of interest-bearing liabilities. The average balances for the year are derived from average balances that are calculated daily. The average yields and costs include fees that are considered adjustments to such average yields and costs.

NET INTEREST INCOME ANALYSIS

	For the Years Ended December 31,
	2004				2003				2002
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost		Average Balance	Interest	Average Yield/ Cost
ASSETS
Interest-earning Assets:
Mortgage and other loans, net (1)	$11,652,470	$657,811	5.65%		$6,415,744	$456,672	7.12%		$5,386,479	$403,407	7.49%
Mortgage-backed and –related securities (2)	7,531,041	378,747	5.03		4,542,272	197,868	4.36		2,593,767	151,670	5.85
Debt and equity securities (2)	2,423,019	135,159	5.58		1,759,172	93,457	5.31		638,424	43,407	6.80
Money market investments	21,949	442	2.01		102,920	1,163	1.13		38,838	1,023	2.63

Total interest-earning assets	21,628,479	1,172,159	5.42		12,820,108	749,160	5.84		8,657,508	599,507	6.92
Non-interest-earning assets	3,344,517				1,482,200				1,358,579

Total assets	$24,972,996				$14,302,308				$10,016,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing Liabilities:
NOW and money market accounts	$2,498,668	$26,471	1.06%		$1,372,702	$12,385	0.90%		$1,101,701	$15,884	1.44%
Savings accounts	2,962,231	16,718	0.56		1,902,057	13,200	0.69		1,660,327	21,534	1.30
Certificates of deposit	3,868,806	46,967	1.21		2,242,433	38,610	1.72		2,022,691	58,425	2.89
Mortgagors’ escrow	84,448	233	0.28		44,001	36	0.08		45,449	14	0.03

Total interest-bearing deposits	9,414,153	90,389	0.96		5,561,193	64,231	1.15		4,830,168	95,857	1.98
Borrowed funds	11,453,148	300,513	2.62		6,498,781	179,954	2.77		3,255,407	130,394	4.01

Total interest-bearing liabilities	20,867,301	390,902	1.87		12,059,974	244,185	2.02		8,085,575	226,251	2.80
Non-interest-bearing deposits	710,082				522,268				463,059
Other liabilities	235,648				161,210				318,222

Total liabilities	21,813,031				12,743,452				8,866,856
Stockholders’ equity	3,159,965				1,558,856				1,149,231

Total liabilities and stockholders’ equity	$24,972,996				$14,302,308				$10,016,087

Net interest income/interest rate spread		$781,257	3.55%			$504,975	3.82%			$373,256	4.12%

Net interest-earning assets/net interest margin	$761,178		3.61%		$760,134		3.94%		$571,933		4.31%

Ratio of interest-earning assets to interest-bearing liabilities			1.04	x			1.06	x			1.07	x

(1)	Amounts are net of net deferred loan origination costs/ (fees), unearned premiums, and the allowance for loan losses and include loans held for sale and non-performing loans.

(2)	Amounts include, at amortized cost, debt and equity securities and mortgage-backed and -related securities available for sale and, in the case of debt and equity securities, FHLB-NY stock.

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

RATE/VOLUME ANALYSIS

	Year Ended December 31, 2004 Compared to Year Ended December 31, 2003			Year Ended December 31, 2003 Compared to Year Ended December 31, 2002			Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
	Increase/(Decrease)			Increase/(Decrease)			Increase/(Decrease)
	Due to		Net	Due to		Net	Due to		Net
(in thousands)	Volume	Rate		Volume	Rate		Volume	Rate
INTEREST-EARNING ASSETS:
Mortgage and other loans, net	$269,438	$(68,299)	$201,139	$71,924	$(18,659)	$53,265	$86,771	$(9,288)	$77,483
Mortgage-backed and -related securities	146,485	34,394	180,879	69,944	(23,746)	46,198	94,540	(4,189)	90,351
Debt and equity securities	36,824	4,878	41,702	57,170	(7,120)	50,050	18,033	(4,740)	13,293
Money market investments	(121,839)	121,118	(721)	214	(74)	140	(3,008)	(1,916)	(4,924)

Total	330,908	92,091	422,999	199,252	(49,599)	149,653	196,336	(20,133)	176,203

INTEREST-BEARING LIABILITIES:
NOW and money market accounts	11,619	2,467	14,086	6,712	(10,211)	(3,499)	4,295	(3,582)	713
Savings accounts	5,291	(1,773)	3,518	3,800	(12,134)	(8,334)	9,165	(6,104)	3,061
Certificates of deposit	14,084	(5,727)	8,357	7,290	(27,105)	(19,815)	(2,049)	(47,623)	(49,672)
Borrowed funds	129,464	(8,905)	120,559	71,808	(22,248)	49,560	68,037	(13,328)	54,709
Mortgagors’ escrow	55	142	197	—	22	22	5	(53)	(48)

Total	160,513	(13,796)	146,717	89,610	(71,676)	17,934	79,453	(70,690)	8,763

Net change in net interest income	$170,395	$105,887	$276,282	$109,642	$22,077	$131,719	$116,883	$50,557	$167,440

Provision for Loan Losses

The provision for loan losses is based on management’s assessment of the adequacy of the loan loss allowance. This assessment, made periodically, considers several factors, including the current and historic performance of the loan portfolio and its inherent risk characteristics; the level of non-performing loans and charge-offs; current trends in regulatory supervision; local economic conditions; and the direction of real estate values.

Reflecting said assessment, the provision for loan losses was suspended in 2004 and 2003. The fourth quarter of 2004 was the Company’s 38th consecutive quarter without a provision for loan losses being recorded, an indication of the consistent performance of its loan portfolio. Non-performing assets totaled $28.7 million at December 31, 2004 and equaled 0.12% of total assets, as compared to $34.4 million, or 0.15% of total assets, at December 31, 2003. Included in the 2004 amount were non-performing loans of $28.1 million, down $6.2 million from the amount recorded at the prior year-end.

In the fourth quarter of 2004, as previously stated, the Company charged off $236,000 of consumer and other unsecured loans that had been acquired in merger transactions in previous years. Prior to the fourth quarter, the Company had not had a net charge-off against the allowance for loan losses for forty consecutive quarters, beginning in the fourth quarter of 1994.

Reflecting the charge-off, the allowance for loan losses totaled $78.1 million at December 31, 2004, and was equivalent to 277.31% of non-performing loans and 0.58% of total loans. At December 31, 2003, the allowance for loan losses totaled $78.3 million, and was equivalent to 228.01% of non-performing loans and 0.75% of total loans.

Please see “Asset Quality” and “Critical Accounting Policies” earlier in this report for a further discussion of the quality of the Company’s assets and for a detailed discussion of the factors considered by management in determining the allowance for loan losses.

Non-interest (Loss) Income

The Company derives non-interest income from several sources, with revenues typically classified into one of three categories: fee income, net securities gains, and other income. Fee income generally includes retail deposit fees, charges on loans, and prepayment penalties on loans. Other income stems from various sources, as previously stated, including the Company’s investment in BOLI; its 100% equity interest in Peter B. Cannell & Co., Inc.; a real estate joint venture; the sale of third-party investment products throughout the branch network; and the sale of one-to-four family loans to a third-party conduit.

In 2003, the Company also generated other operating income through the sale of the eight traditional branches constituting its South Jersey Bank Division, which had been acquired through the Richmond County merger in July 2001. The Company recorded a $37.6 million pre-tax gain on the sale, which consisted of deposits in the amount of $340.3 million, certain Bank properties, and other assets, including $15.1 million of commercial lines of credit. On an after-tax basis, the sale contributed $22.7 million to the Company’s 2003 earnings and $0.12 to its 2003 diluted earnings per share.

In the fourth quarter of 2004, the Company recorded an $8.2 million non-cash charge for the other-than-temporary impairment of perpetual preferred FNMA stock (the “impairment charge”), as discussed under “Investment Securities” and “Capital Position.” In addition, the Company recorded net securities losses of $146.4 million in 2004, in contrast to net securities gains of $28.2 million in 2003. The 2004 losses were the net effect of a pre-tax loss of $157.2 million on the sale of securities (the “repositioning charge”) at the end of the second quarter, and net securities gains totaling $10.8 million in the remaining three quarters of the year, combined. The combined after-tax impact of the impairment charge and the repositioning charge on 2004 earnings was $99.8 million, or $0.37 per diluted share.

Of the remaining categories of non-interest income, fee income declined $4.4 million in 2004 to $58.3 million, but was offset by a $16.6 million increase in other income to $52.1 million. The reduction in fee income was primarily due to a decline in prepayment penalties, indicative of the aforementioned decline in mortgage loan refinancing activity. The drop in prepayment penalties was partly offset by the full-year effect of the Roslyn merger, which contributed to an increase in fee income on retail deposit accounts.

The increase in other non-interest income was partly attributable to a $5.9 million rise in BOLI income, reflecting the full-year benefit of the BOLI acquired in the Roslyn merger and the Company’s purchase of an additional $100.0 million policy on February 27, 2004. The purchase of the policy, and its increase in cash surrender value, are included in “other assets” in the Company’s Consolidated Statements of Condition. The increase in BOLI-related income was generated by an increase in the cash surrender value of the policy.

The increase in other non-interest income also reflects $5.9 million of income from joint venture operations. In connection with the Roslyn merger, the Company acquired an investment in a real estate joint venture for the development of a 177-unit residential golf course community in Mount Sinai, New York. The subsidiary, Mt. Sinai Ventures, LLC, made an initial $25.0 million investment, which is classified as “other assets” in the Company’s Consolidated Statements of Condition. The investment earns a preferred return of 1.0% over the prime rate of interest, while also providing a 50% share of the residual profits. As of December 31, 2004, 78 units had been delivered in connection with this joint venture, resulting in the revenues cited above. The Company recognizes income from the joint venture as each unit is delivered to the homeowner. The joint venture began delivering units during the first quarter of 2004.

The sale of third-party products accounted for $1.2 million of the year-over-year increase in 2004 other income, while income from Peter B. Cannell & Co., Inc. accounted for another $1.9 million of the increase.

The following table summarizes fee income and other income, and the year-over-changes in the respective totals, for the years ended December 31, 2004, 2003, and 2002:

FEE AND OTHER INCOME

(dollars in thousands)	For the Year Ended Dec. 31, 2004	% Change 2003 to 2004	For the Year Ended Dec. 31, 2003	% Change 2002 to 2003	For the Year Ended Dec. 31, 2002
Fee income	$58,252	(7.03)%	$62,654	32.06%	$47,443
Other income:
BOLI	21,172	39.05	15,226	58.27	9,620
Third-party product sales	10,171	13.46	8,964	(15.21)	10,572
Peter B. Cannell	9,125	25.71	7,259	22.25	5,938
Joint venture	5,851	—	—	—	—
Gain on sale of 1-4 family and other loans	1,270	(54.23)	2,775	(57.72)	6,564
Other	4,526	260.06	1,257	(73.24)	4,697

Total other income	$52,115	46.88%	$35,481	(5.11)%	$37,391

Non-interest Expense

The Company’s non-interest expense has two primary components: operating expenses, which consist of compensation and benefits, occupancy and equipment, general and administrative (“G&A”), and other expenses; and the amortization of the CDI stemming from the Company’s mergers with Roslyn and Richmond County.

The Company recorded non-interest expense of $205.1 million in 2004, signifying a 16.3% increase from the $176.3 million recorded in 2003.

Operating expenses totaled $193.6 million in 2004, representing 0.78% of average assets, as compared to $169.4 million, representing 1.18% of average assets, in the prior year. Included in the 2003 amount was a $20.4 million charge, recorded in compensation and benefits, stemming from the merger-related allocation of ESOP shares. Excluding this charge, the Company recorded 2003 operating expenses of $149.0 million, or 1.04% of average assets.

Compensation and benefits expense totaled $97.8 million in 2004 and $82.3 million in the year-earlier period, excluding the aforementioned merger-related charge. The $15.6 million, or 18.9%, difference was primarily attributable to the full-year effect of the Roslyn merger and the related expansion of the Company’s branch and back-office staff.

Occupancy and equipment expense rose $13.8 million year-over-year to $40.6 million, primarily reflecting the full-year impact of the branches acquired in the Roslyn merger, and the subsequent addition of four de novo offices, including three traditional branches, in 2004. In addition, the Company made improvements to the physical plant of several traditional branches and upgraded its information systems technology during the year. The increase in occupancy and equipment expense was partly offset by the aforementioned sale of eight branches comprising the South Jersey Bank Division in the fourth quarter of 2003.

G&A expenses rose $14.4 million year-over-year to $48.0 million, largely reflecting the full-year effect of the Roslyn merger on such overhead expenses as advertising and promotions, printing, and supplies. The increase also reflects an increase in professional consulting fees in connection with Sarbanes-Oxley compliance, and a network-wide marketing campaign in the second half of the year. The full-year effect of the Roslyn merger was also reflected in other expenses, which rose $919,000 year-over-year, to $7.3 million.

Notwithstanding the decline in net interest income and non-interest income, and the rise in operating expenses, the Company’s 2004 efficiency ratio continued to rank among the industry’s best in 2004. The Company recorded a GAAP efficiency ratio of 26.27% in the current twelve-month period, as compared to an industry average of 64.09%, as reported on March 14, 2005 by SNL Financial, and an efficiency ratio of 25.32% in 2003. On an operating basis, i.e., excluding the charges identified under “Discussion and Reconciliation of GAAP and Operating Earnings,” the Company’s 2004 efficiency ratio equaled 21.46%.

The amortization of CDI accounted for $11.4 million and $6.9 million, respectively, of total non-interest expense in the twelve months ended December 31, 2004 and 2003. The increase reflects the addition of the CDI stemming from the Roslyn merger, which is expected to amortize on a straight-line basis at a rate of $1.4 million per quarter over a period of ten years ending on October 31, 2013. The Company has been amortizing the CDI stemming from its merger with Richmond County at a rate of $1.5 million per quarter since that transaction was completed; the amortization period is expected to end on July 31, 2011.

The following table summarizes the components of non-interest expense, and the change in the respective totals, for the twelve months ended December 31, 2004, 2003, and 2002:

NON-INTEREST EXPENSE

(dollars in thousands)	For the Year Ended Dec. 31, 2004	% Change 2003 to 2004	For the Year Ended Dec. 31, 2003	% Change 2002 to 2003	For the Year Ended Dec. 31, 2002
Operating Expenses:
Compensation and benefits	$97,818	(4.74)%	$102,683	42.45%	$72,084
Occupancy and equipment	40,569	51.50	26,779	15.28	23,230
General and administrative	47,956	42.98	33,541	5.34	31,841
Other	7,289	14.43	6,370	7.84	5,907

Total operating expenses	193,632	14.32	169,373	27.29	133,062
Amortization of core deposit intangibles	11,440	65.63	6,907	15.12	6,000

Total non-interest expense	$205,072	16.33%	$176,280	26.76%	$139,062

Income Tax Expense

Income tax expense includes federal, New York State, and New York City income taxes.

The Company recorded income tax expense of $176.9 million in 2004, up $7.6 million from the level recorded in 2003. The increase reflects a $39.3 million, or 8.0%, rise in pre-tax income to $532.0 million, which was tempered by a decline in the effective tax rate to 33.3% from 34.4%. The higher effective tax rate in 2003 was partly attributable to the non-deductibility of the merger-related charge recorded in fourth quarter 2003 compensation and benefits expense.

RESULTS OF OPERATIONS: 2003 AND 2002 COMPARISON

Earnings Summary

The Company recorded net income of $323.4 million in 2003, up 41.1% from $229.2 million in 2002. The 2003 amount was equivalent to $1.65 on a diluted per share basis, signifying a 31.7% increase from $1.25 in the year-earlier twelve months.

Reflected in the Company’s 2003 earnings was an after-tax gain of $22.7 million, or $0.12 per diluted share, stemming from the sale of the eight traditional branches constituting the Bank’s South Jersey Bank Division, on December 19th. The gain was offset by an after-tax charge of $19.0 million, or $0.10 per diluted share, recorded in connection with the Roslyn merger on October 31st. The net effect was a gain of $3.7 million, equivalent to $0.02 per diluted share.

The Company’s 2003 earnings growth was driven by several significant factors, including the two-month benefit of the merger with Roslyn; the record volume of organic loan production; and the leveraged growth of the Company’s balance sheet in the first ten months of the year.

Net Interest Income

The Company recorded net interest income of $505.0 million in 2003, reflecting a year-over-year increase of $131.7 million, or 35.3%. The increase was the net effect of a $149.7 million, or 25.0%, rise in interest income to $749.2 million, and a $17.9 million, or 7.9%, rise in interest expense to $244.2 million.

While the average balance of interest-earning assets rose $4.2 billion year-over-year, to $12.8 billion, the 48.1% increase was tempered by a 108-basis point reduction in the average yield to 5.84%. During this time, the average balance of interest-bearing liabilities rose $4.0 billion, or 49.2%, to $12.1 billion; the increase was tempered by a 78-basis point decline in the average cost of funds to 2.02%.

While the addition of Roslyn’s interest-earning assets was one contributing factor, there were several others that fueled the growth of net interest income in 2003. The first of these was the leveraged growth of the Company’s interest-earning assets from January through October, as the Company continued its practice of deploying its wholesale borrowings into investment-grade mortgage-backed and -related securities at favorable spreads. Although the Company’s use of borrowings contributed to a reduction in its 2003 spread and margin, the profitable use of such funds was reflected in the net interest income growth achieved.

The record volume of loans produced over the course of the year was another significant factor. Originations totaled $4.3 billion in 2003, signifying a year-over-year increase of $1.8 billion, or 69.1%.

Another factor contributing to the increase in net interest income was the replenishment of the asset mix with higher yielding assets in the last six months of the year. As long-term rates began, and continued, to rise in the third and fourth quarters, an increase in cash flows from securities sales and redemptions was invested in higher-yielding securities and loans.

The level of net interest income also reflects the comparatively low level of market interest rates during the first two quarters, and the impact of the spread between the interest-earning assets and interest-bearing liabilities acquired in the Roslyn merger on October 31st.

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

While the Company had expected a higher degree of spread and margin contraction to follow the Roslyn merger, its impact was somewhat offset by the post-merger increase in cash flows and their timely deployment into higher yielding loans and securities. As long-term rates continued to rise, so too did the volume of cash flows generated by loan and securities sales and redemptions, facilitating the replenishment of the asset mix at substantially higher yields. The latter factor also served to offset the impact of the Company’s share repurchase program. During the year, the Company repurchased 11,281,374 shares of common stock for a total of $237.9 million.

Provision for Loan Losses

The provision for loan losses was suspended throughout 2003, consistent with management’s practice since the third quarter of 1995. The suspension of the loan loss provision in 2003 reflected the consistency of the Company’s asset quality measures, despite the significant level of loan growth accomplished, and the continued absence of any net charge-offs against the allowance for loan losses over the course of the year.

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

Non-interest Income

The Company recorded non-interest income of $164.0 million in 2003, signifying a 61.1% increase from the $101.8 million recorded in 2002. Included in the 2003 amount was a $37.6 million gain on the sale of the eight traditional branches constituting the Company’s South Jersey Bank Division, which had been acquired through the Richmond County merger in July 2001. On an after-tax basis, the sale contributed $22.7 million to the Company’s 2003 earnings and $0.12 to its 2003 diluted earnings per share. In 2002, the Company sold seven in-store branches to another financial institution. The gain on said sale was included in other non-interest income and was deemed by management to be immaterial.

In addition to the aforementioned $37.6 million gain, the $62.2 million increase in non-interest income was fueled by a $15.2 million rise in fee income and an $11.3 million rise in net securities gains. These increases were slightly tempered by a $1.9 million reduction in other non-interest income, primarily reflecting a reduction in net gains on the sale of loans.

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

Other non-interest income totaled $35.5 million in 2003, representing a 5.1% reduction from $37.4 million in 2002. The decline was triggered by two factors: a decline in revenues on the sale of third-party investment products from $10.6 million to $9.0 million; and a reduction in net gains on the sale of loans (including gains on the sale of loans originated on a conduit basis) from $6.6 million to $2.8 million. The higher net gains in 2002 were augmented by the sale of loans from portfolio totaling $251.8 million, which generated a gain of $3.8 million; no comparable sales took place in 2003. Included in the loans sold in 2002 were home equity and installment loans totaling $71.4 million and $180.4 million of one-to-four family loans. The combined decline was partly offset by a $5.6 million rise in BOLI-related revenues to $15.2 million and a $1.3 million rise in the revenues derived from Peter B. Cannell & Co., Inc. to $7.3 million.

Non-interest Expense

The Company recorded non-interest expense of $176.3 million in 2003, signifying a 26.8% increase from the $139.1 million recorded in 2002. The amortization of CDI accounted for $6.9 million of the 2003 total and $6.0 million of the 2002 amount. The difference reflects the addition of the CDI stemming from the Roslyn merger, which totaled $54.4 million.

Operating expenses totaled $169.4 million in 2003, representing 1.18% of average assets, as compared to $133.1 million, representing 1.33% of average assets, in 2002. The 27.3% increase in operating expenses was primarily due to a $30.6 million rise in compensation and benefits expense to $102.7 million, including the aforementioned merger-related charge of $20.4 million stemming from the allocation of ESOP shares. On an after- tax basis, the merger-related charge was equivalent to $19.0 million, or $0.10 per diluted share. In addition to normal salary increases, the remainder of the year-over-year growth in compensation and benefits expense reflects the two-month impact of the Roslyn merger, and the addition of certain management-level positions during the year. At December 31, 2003, the number of full-time equivalent employees was 1,975, as compared to 1,465 at December 31, 2002.

While compensation and benefits accounted for most of the growth in 2003 operating expenses, the remaining three categories also rose year-over-year. Occupancy and equipment totaled $26.8 million in 2003, up $3.5 million, or 15.3%, from the year-earlier level, primarily due to the addition of Roslyn’s 39 traditional branches, which significantly offset the closing of two in-store branches in New Jersey on August 22, 2003. In addition, the higher level of occupancy and equipment expense reflects pre-merger upgrades to the Company’s branch network, and the enhancement of its information technology over the course of the year. The sale of the eight South Jersey Bank branches had a minimal impact on occupancy and equipment expense in 2003, as it occurred on December 19th.

In 2003, the Company also recorded a $1.7 million increase in G&A expense to $33.5 million, and a $463,000 increase in other expenses to $6.4 million. These increases were primarily merger-related, and indicative of the Company’s evolution into a $23.4 billion financial institution with 139 banking offices.

The year-over-year growth in operating expenses was sufficiently offset by the growth of net interest income and other operating income to produce an efficiency ratio of 26.83%. When the aforementioned merger-related charge and the gain on the sale of the South Jersey Bank Division are excluded from the calculation, the 2003 operating efficiency ratio amounts to 23.59%. In 2002, the Company recorded an efficiency ratio of 25.32%.

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

QUARTERLY FINANCIAL DATA

The following table sets forth selected unaudited quarterly financial data for the years ended December 31, 2004 and 2003:

	2004				2003
(in thousands, except per share data)	4th (1)	3rd	2nd (2)	1st	4th (3)	3rd	2nd	1st
Net interest income	$160,521	$171,993	$235,227	$213,516	$172,813	$115,505	$108,355	$108,300
Provision for loan losses	—	—	—	—	—	—	—	—
Non-interest income (loss)	18,027	26,509	(126,245)	37,492	73,545	30,321	33,679	26,442
Operating expenses	51,477	47,457	47,755	46,943	66,236	35,263	33,935	33,939
Amortization of core deposit intangible	2,860	2,860	2,860	2,860	2,407	1,500	1,500	1,500

Income before income taxes	124,211	148,185	58,367	201,205	177,715	109,063	106,599	99,303
Income tax expense	40,735	49,353	15,612	71,182	65,650	36,878	34,847	31,935

Net income	$83,476	$98,832	$42,755	$130,023	$112,065	$72,185	$71,752	$67,368

Basic earnings per share (4)	$0.32	$0.38	$0.16	$0.50	$0.50	$0.41	$0.41	$0.37

Diluted earnings per share (4)	$0.32	$0.38	$0.16	$0.48	$0.48	$0.40	$0.40	$0.37

(1)	Reflects an $8.2 million pre-tax charge for the other-than-temporary impairment of perpetual preferred FNMA stock, recorded in non-interest income, which was equivalent to an after-tax charge of $5.0 million, or $0.02 per diluted share.

(2)	Reflects a $157.2 million pre-tax loss on the sale of securities recorded in non-interest (loss) in connection with the repositioning of the balance sheet at the end of June (the “repositioning charge”). On an after-tax basis, the repositioning charge was equivalent to $94.9 million, or $0.35 per diluted share.

(3)	Reflects a $37.6 million pre-tax gain on the sale of the branches comprising the South Jersey Bank Division, recorded in non-interest income, and a $20.4 million pre-tax merger-related charge recorded in operating expenses; the net effect was an after-tax net gain of $3.7 million or $0.02 per diluted share.

(4)	Per-share amounts for 2003 have been adjusted to reflect a 4-for-3 stock split on February 17, 2004.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2, “Summary of Significant Accounting Policies,” for a discussion of the impact of recent accounting pronouncements on the Company’s financial condition and results of operations.

DIVIDENDS PAID PER COMMON SHARE AND MARKET PRICE OF COMMON STOCK

The common stock of New York Community Bancorp, Inc. is traded on the New York Stock Exchange under the symbol “NYB.” From November 23, 1993 to December 19, 2002, the Company’s common stock was traded on the Nasdaq National Market under the symbol “NYCB.”

At December 31, 2004, the number of outstanding shares was 265,190,635 and the number of registered owners was approximately 14,200. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

The following table sets forth the dividends paid per common share, and the intra-day high/low price range and closing prices for the Company’s common stock, as reported by the New York Stock Exchange, in each of the four quarters of 2004 and 2003:

		Market Price
	Dividends Declared per Common Share	High	Low	Close
2004
1st Quarter	$0.21	$35.57	$27.75	$34.28
2nd Quarter	0.25	34.50	18.93	19.63
3rd Quarter	0.25	22.35	17.65	20.54
4th Quarter	0.25	21.15	17.60	20.57

2003(1)
1st Quarter	$0.14	$16.90	$15.27	$16.76
2nd Quarter	0.16	22.08	16.60	21.82
3rd Quarter	0.17	24.93	21.20	23.63
4th Quarter	0.19	29.74	23.59	28.54

(1)	Per-share amounts for 2003 have been adjusted to reflect a 4-for-3 stock split on February 17, 2004.

Please see “Liquidity” for a discussion of restrictions on the Company’s ability to pay dividends.

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, utilizing the framework established in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2004, due to the following material weakness: As of December 31, 2004, the Company did not employ sufficient personnel with adequate technical skills relative to accounting for income taxes. In addition, the Company’s income tax accounting policies and procedures did not provide for effective supervisory review of income tax accounting amounts and analyses, and the related recordkeeping activities. These deficiencies resulted in a material reclassification between the deferred tax asset and current tax receivable accounts. These errors have been corrected by management in the accompanying consolidated financial statements. These deficiencies result in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting, which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Prior to the enactment of the Sarbanes-Oxley Act of 2002, the Company already had maintained a significant program of internal controls, including internal controls over financial reporting and controls that apply primarily to our principal banking subsidiary that were designed in compliance with federal and state banking laws. As part of our 2004 project to assess the Company’s internal controls over financial reporting, we adopted a variety of enhancements to the structure we use for documenting and assessing those internal controls. In addressing the internal control deficiencies over financial reporting relating to the Company’s income tax function, during the first quarter of 2005, we have implemented various modifications to our internal controls and procedures in the tax and tax-related financial accounting areas, including the following, which we believe will improve our internal control over financial reporting in future periods:

•	Hiring a new Tax Director having significant experience and qualifications in all areas relating to taxation. As the senior tax officer within the organization, the new Tax Director has responsibility for supervising and directing a broad scope of tax functions, including the implementation and maintenance of internal controls relating to such functions, and will be actively involved in the internal controls review process. The Tax Director reports directly to the Chief Financial Officer and the Chief Operating Officer.

•	Hiring a new Tax Manager having substantial experience and qualifications in the area of taxation and also having significant experience in a previous position that involved working directly with the new Tax Director. The Tax Manager, who reports directly to the Tax Director, has day-to-day responsibility for numerous tax department functions, including with respect to internal controls affecting the department.

•	Assessing the need for additional staff to ensure maintenance of appropriate internal controls over financial reporting relating to the tax area.

•	Increasing the frequency of the internal audit review of certain functions within the tax area to ensure that internal controls are functioning effectively.

We believe that these efforts address the internal controls weaknesses identified by management during its review of internal controls that affected, or could have affected, our internal controls over financial reporting as of December 31, 2004.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

New York Community Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and its their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/    KPMG LLP

New York, New York

March 15, 2005

The Board of Directors and Stockholders

New York Community Bancorp, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 9A(b)), that New York Community Bancorp, Inc. and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of inadequate internal controls relating to the Company’s income tax function, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: As of December 31, 2004, the Company did not employ sufficient personnel with adequate technical skills relative to accounting for income taxes. In addition, the Company’s income tax accounting policies and procedures did not provide for effective supervisory review of income tax accounting amounts and analyses, and the related recordkeeping activities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Company as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. The aforementioned material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 15, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by COSO.

/s/    KPMG LLP

New York, New York

March 15, 2005

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CONDITION

	December 31,
(in thousands, except share data)	2004	2003
ASSETS
Cash and due from banks	$187,679	$285,904
Money market investments	1,171	1,167
Securities available for sale:
Mortgage-backed and -related securities ($2,767,756 and $5,288,777 pledged, respectively)	2,901,039	5,501,377
Debt and equity securities ($0 and $24,800 pledged, respectively)	207,070	775,657
Securities held to maturity:
Mortgage-backed and -related securities ($2,129,155 and $1,255,253 pledged, respectively) (Market value of $2,091,748 and $2,004,902, respectively)	2,166,416	2,038,560
Other securities ($1,242,364 and $277,585 pledged, respectively) (Market value of $1,826,063 and $1,214,094, respectively)	1,806,198	1,184,338
Federal Home Loan Bank of New York stock, at cost	232,215	170,915
Mortgage loans, net	13,293,506	10,188,737
Other loans, net	102,538	311,634
Less: Allowance for loan losses	(78,057)	(78,293)

Loans, net	13,317,987	10,422,078
Premises and equipment, net	148,263	152,584
Goodwill	1,951,438	1,918,353
Core deposit intangibles	87,553	98,993
Deferred tax asset, net	155,077	256,920
Other assets	875,720	634,491

Total assets	$24,037,826	$23,441,337

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
NOW and money market accounts	$2,850,218	$2,300,221
Savings accounts	3,060,334	2,947,044
Certificates of deposit	3,752,327	4,361,638
Non-interest-bearing accounts	739,238	720,203

Total deposits	10,402,117	10,329,106

Official checks outstanding	16,831	78,124
Borrowed funds:
Wholesale borrowings	9,334,953	9,136,070
Junior subordinated debentures	446,084	—
Other borrowings	361,504	794,943

Total borrowed funds	10,142,541	9,931,013

Mortgagors’ escrow	54,555	31,240
Other liabilities	235,368	203,197

Total liabilities	20,851,412	20,572,680

Stockholders’ equity:
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	—	—
Common stock at par $0.01 (600,000,000 shares authorized; 273,396,452 and 259,915,509 shares issued, respectively; 265,190,635 and 256,649,073 shares outstanding, respectively)	2,734	1,949
Paid-in capital in excess of par	3,013,241	2,565,620
Retained earnings (partially restricted)	452,134	434,577
Less: Treasury stock (8,205,817 and 3,266,436 shares, respectively)	(223,230)	(79,745)
Unallocated common stock held by ESOP	(14,655)	(15,950)
Common stock held by SERP and Deferred Compensation Plans	(3,113)	(3,113)
Unearned common stock held by RRPs	—	(41)
Accumulated other comprehensive loss, net of tax:
Net unrealized loss on securities available for sale	(20,443)	(34,640)
Net unrealized loss on securities transferred to held to maturity	(20,254)	—

Total stockholders’ equity	3,186,414	2,868,657

Commitments and contingencies

Total liabilities and stockholders’ equity	$24,037,826	$23,441,337

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
(in thousands, except per share data)	2004	2003	2002
INTEREST INCOME:
Mortgage and other loans	$657,811	$456,672	$403,407
Mortgage-backed and -related securities	378,747	197,868	151,670
Debt and equity securities	135,159	93,457	43,407
Money market investments	442	1,163	1,023

Total interest income	1,172,159	749,160	599,507

INTEREST EXPENSE:
NOW and money market accounts	26,471	12,385	15,884
Savings accounts	16,718	13,200	21,534
Certificates of deposit	46,967	38,610	58,425
Borrowed funds	300,513	179,954	130,394
Mortgagors’ escrow	233	36	14

Total interest expense	390,902	244,185	226,251

Net interest income	781,257	504,975	373,256
Provision for loan losses	—	—	—

Net interest income after provision for loan losses	781,257	504,975	373,256

NON-INTEREST (LOSS) INCOME:
Fee income	58,252	62,654	47,443
Net securities (losses) gains	(146,375)	28,239	16,986
Loss on other-than-temporary impairment	(8,209)	—	—
Gain on sale of branches	—	37,613	—
Other	52,115	35,481	37,391

Total non-interest (loss) income	(44,217)	163,987	101,820

NON-INTEREST EXPENSE:
Operating expenses:
Compensation and benefits	97,818	102,683	72,084
Occupancy and equipment	40,569	26,779	23,230
General and administrative	47,956	33,541	31,841
Other	7,289	6,370	5,907

Total operating expenses	193,632	169,373	133,062
Amortization of core deposit intangibles	11,440	6,907	6,000

Total non-interest expense	205,072	176,280	139,062

Income before income taxes	531,968	492,682	336,014
Income tax expense	176,882	169,311	106,784

Net income	$355,086	$323,371	$229,230

Comprehensive income, net of tax:
Unrealized (loss) gain on securities, net of tax	(6,057)	(69,492)	31,137

Comprehensive income	$349,029	$253,879	$260,367

Basic earnings per share	$1.37	$1.70	$1.27

Diluted earnings per share	$1.33	$1.65	$1.25

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Years Ended December 31,
(in thousands, except share data)	2004	2003	2002
COMMON STOCK (Par Value: $0.01):
Balance at beginning of year	$1,949	$1,082	$1,082
Shares issued	785	867	—

Balance at end of year	2,734	1,949	1,082

PAID-IN CAPITAL IN EXCESS OF PAR:
Balance at beginning of year	2,565,620	1,104,899	898,830
Shares issued in secondary offering	399,394	—	95,569
Allocation of RRPs	10,922	—	—
Tax effect of stock plans	30,266	13,804	15,860
Stock warrants issued in connection with BONUSESSM Units	—	—	89,915
Allocation of ESOP stock	8,317	25,418	4,725
Shares issued in the Roslyn merger	—	1,422,138	—
Shares issued and cash in lieu of fractional shares related to stock splits	(1,278)	(639)	—

Balance at end of year	3,013,241	2,565,620	1,104,899

RETAINED EARNINGS:
Balance at beginning of year	434,577	275,097	167,511
Net income	355,086	323,371	229,230
Dividends paid on common stock	(250,731)	(131,070)	(78,359)
Exercise of stock options (4,343,233; 4,260,530; and 4,074,172 shares, respectively)	(86,798)	(32,821)	(43,285)

Balance at end of year	452,134	434,577	275,097

TREASURY STOCK:
Balance at beginning of year	(79,745)	(69,095)	(78,294)
Purchase of common stock (9,282,614; 8,523,841; and 7,711,172 shares, respectively)	(274,906)	(174,525)	(119,980)
Shares retired (2,757,533 shares)	—	(63,332)	—
Shares issued to effect the Roslyn merger (8,305,449)	—	151,741	—
Shares issued in secondary offering (10,426,667)	—	—	67,303
Exercise of stock options (4,343,233; 4,260,530; and 4,074,172 shares, respectively)	131,421	75,466	61,876

Balance at end of year	(223,230)	(79,745)	(69,095)

EMPLOYEE STOCK OWNERSHIP PLAN:
Balance at beginning of year	(15,950)	(20,169)	(6,556)
Common stock acquired by ESOP	—	—	(14,790)
Earned portion of ESOP	1,295	4,219	1,177

Balance at end of year	(14,655)	(15,950)	(20,169)

SERP AND DEFERRED COMPENSATION PLANS:
Balance at beginning of year	(3,113)	(3,113)	(3,113)
Allocation of SERP stock	—	—	—

Balance at end of year	(3,113)	(3,113)	(3,113)

RECOGNITION AND RETENTION PLANS:
Balance at beginning of year	(41)	(41)	(41)
Earned portion of RRPs	41	—	—

Balance at end of year	—	(41)	(41)

ACCUMULATED COMPREHENSIVE (LOSS) INCOME, NET OF TAX:
Balance at beginning of year	(34,640)	34,852	3,715
Net unrealized (loss) gain on securities available for sale, net of tax of $49,427; $29,505; and $(18,281), respectively	(74,140)	(51,843)	33,951
Net unrealized depreciation in securities transferred from available for sale to held to maturity, net of tax of $13,306	(20,254)	—	—
Less: Reclassification adjustment for losses (gains) included in net income, net of tax of $(58,038); $10,590; and $1,515, respectively	88,337	(17,649)	(2,814)

Change in net unrealized (depreciation) appreciation in securities, net of tax	(6,057)	(69,492)	31,137

Balance at end of year	(40,697)	(34,640)	34,852

Total stockholders’ equity	$3,186,414	$2,868,657	$1,323,512

See accompanying notes to consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$355,086	$323,371	$229,230

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	13,294	7,844	6,759
(Accretion of discounts) amortization of premiums, net	(71,451)	16,876	8,728
Net decrease (increase) in net deferred loan origination costs/fees	690	(6,134)	2,147
Amortization of core deposit intangibles	11,440	6,907	6,000
Net securities losses (gains)	146,375	(28,239)	(16,986)
Net gain on sales of loans	(1,270)	(2,775)	(6,564)
Net gain on sale of South Jersey Bank Division	—	(37,613)	—
Changes to stock plans, including related tax benefits	41,229	13,804	15,860
Allocated portion of ESOP	9,612	29,637	5,902
Other-than-temporary impairment charge	8,209	—	—
Changes in assets and liabilities:
Increase in goodwill, net	(33,085)	(1,293,835)	(9,865)
Core deposit intangible recognized in the Roslyn merger	—	(54,400)	—
Allowance acquired in the Roslyn merger	—	37,793	—
Decrease (increase) in deferred income taxes, net	107,997	(207,861)	30,888
Increase in other assets	(224,693)	(311,195)	(70,864)
(Decrease) increase in official checks outstanding	(61,293)	66,580	(76,103)
Increase (decrease) in other liabilities	32,171	87,021	(36,752)

Total adjustments	(20,775)	(1,675,590)	(140,850)

Net cash provided by (used in) operating activities	334,311	(1,352,219)	88,380

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from repayments and redemptions of securities held to maturity	1,113,058	134,956	22,491
Proceeds from repayments, redemptions, and sales of securities available for sale	7,670,282	7,821,588	2,698,721
Purchases of securities held to maturity	(825,000)	(2,796,592)	(436,430)
Purchases of securities available for sale	(5,634,475)	(10,255,902)	(3,656,057)
Net (purchase) redemption of FHLB stock	(61,300)	15,945	(71,980)
Net increase in loans	(3,161,738)	(5,322,976)	(1,150,477)
Proceeds from sale of loans	266,409	315,586	495,479
Purchase of premises and equipment, net	(8,973)	(85,897)	(12,280)

Net cash used in investing activities	(641,737)	(10,173,292)	(2,110,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in mortgagors’ escrow	23,315	17,491	(7,747)
Net increase (decrease) in deposits	73,011	5,413,680	(194,560)
Net increase in borrowed funds	194,992	5,338,944	2,085,241
South Jersey Bank Division deposits sold, net of premium received	—	(303,003)	—
Cash dividends paid on common stock	(250,731)	(131,070)	(78,359)
Treasury stock purchases	(274,906)	(174,525)	(119,980)
Net cash received from stock option exercises	44,623	42,645	18,591
Shares issued in the Roslyn merger and secondary offering, respectively	—	1,422,644	95,569
Stock warrants issued in connection with BONUSESSM Units	—	—	89,915
Treasury stock issued in the Roslyn merger	—	88,409	—
Proceeds from shares issued in secondary offerings, net	399,495	—	67,303
Cash in lieu of fractional shares related to stock splits	(594)	(278)	—
Common stock acquired by ESOP	—	—	(14,790)

Net cash provided by financing activities	209,205	11,714,937	1,941,183

Net (decrease) increase in cash and cash equivalents	(98,221)	189,426	(80,970)
Cash and cash equivalents at beginning of period	287,071	97,645	178,615

Cash and cash equivalents at end of period	$188,850	$287,071	$97,645

Supplemental information:
Cash paid for:
Interest	$530,912	$244,253	$210,578
Income taxes	110,156	191,145	49,858
Non-cash investing activities:
Securitization of mortgage loans to mortgage-backed securities	$—	$—	$569,554
Transfer of securities from available for sale to held to maturity, at fair value	961,607	—	1,010
Reclassification from other loans to securities available for sale	—	—	460
Transfers to other real estate owned from loans	9,566	286	213

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

ORGANIZATION

Formerly known as Queens County Bancorp, Inc., New York Community Bancorp, Inc. (on a stand-alone basis, the “Parent” or, collectively with its subsidiaries, the “Company”) was organized under Delaware law on July 20, 1993 to serve as the holding company for New York Community Bank and its subsidiaries (the “Bank” or the “Subsidiary”), formerly known as Queens County Savings Bank. The Bank converted from a state-chartered mutual savings bank to the capital stock form of ownership on November 23, 1993, at which date the Company issued its initial offering of 4,588,500 shares of common stock (par value: $0.01 per share) at a price of $25.00 per share, resulting in net proceeds of $110.6 million. Concurrent with the issuance of the common stock, 50% of the net proceeds were used to purchase all of the outstanding capital stock of the Bank. Parent company-only information is presented in Note 16.

Reflecting nine stock splits (a 3-for-2 stock split on September 30, 1994; a 4-for-3 stock split on August 22, 1996; 3-for-2 stock splits on April 10 and October 1, 1997, September 29, 1998, and March 29 and September 20, 2001; and 4-for-3 stock splits on May 21, 2003 and February 17, 2004), the initial offering price adjusts to $0.93 per share. With the exception of the aforementioned number of shares issued in the initial offering, all share data presented in this filing has been adjusted to reflect the impact of the stock splits.

At December 31, 2004, the Company had 265,190,635 shares outstanding. In addition to the aforementioned stock splits, this number reflects the impact of share repurchases and stock option exercises; shares issued in connection with two secondary offerings (the first of 10,426,667 shares on May 14, 2002 and the second of 13,500,000 shares on January 30, 2004); and shares issued pursuant to three merger transactions: the acquisition of Haven Bancorp, Inc. (“Haven”), parent of CFS Bank, on November 30, 2000; a merger-of-equals with Richmond County Financial Corp. (“Richmond County”), parent of Richmond County Savings Bank, on July 31, 2001; and a merger with Roslyn Bancorp, Inc. (“Roslyn”), parent of The Roslyn Savings Bank, on October 31, 2003.

The Company changed its name from Queens County Bancorp, Inc. to New York Community Bancorp, Inc. on November 21, 2000, in anticipation of the Haven acquisition; in December 2000, the Bank changed its name from Queens County Savings Bank to New York Community Bank.

At December 31, 2004, the Bank had a network of 143 banking offices (including 88 traditional branches, 52 in-store branches, and three customer service centers) spanning the New York metropolitan region. The Bank operates its branch network through seven local divisions, each of which serves a specific county or community: Queens County Savings Bank, with 34 locations in Queens; Roslyn Savings Bank, with 61 locations on Long Island; Richmond County Savings Bank, with 23 locations on Staten Island; Roosevelt Savings Bank, with nine locations in Brooklyn; CFS Bank, with seven locations in Westchester County, the Bronx, and Manhattan; First Savings Bank of New Jersey, with four locations in Hudson County; and Ironbound Bank, with five locations in Essex and Union counties, New Jersey, combined.

NOTE 2:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. Certain reclassifications have been made to prior-year consolidated financial statements to conform to the 2004 presentation.

On January 1, 2004, the Company adopted Financial Accounting Standards Board (“the FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (“FIN 46R”). In accordance with the provisions of FIN 46R, the Company deconsolidated its wholly-owned statutory business trusts, which were formed to issue guaranteed capital debentures (“capital securities”). The deconsolidation resulted in the Company recording, on a stand-alone basis, a liability to the trusts totaling $16.5 million under “borrowed funds” in the Consolidated Statements of Condition. The liability previously had been recorded in borrowed funds on the basis of the amount owed by the trust subsidiary. The adoption of FIN 46R also resulted in the stand-alone Company recording its investment in these trusts as an “other asset” in the Consolidated Statements of Condition, equal to the aforementioned $16.5 million in borrowed funds. The adoption of FIN 46R had no effect on the Company’s net income, stockholders’ equity, or regulatory capital.(Please see Note 9 for additional information regarding these trusts.)

Cash and Due from Banks and Money Market Investments

For cash flow reporting purposes, cash and cash equivalents include cash on hand, amounts due from banks, and money market investments, which includes federal funds sold with original maturities of less than 90 days. In accordance with the monetary policy of the Federal Reserve Bank, the Company is required to maintain reserves in the form of vault cash, in addition to deposits with the Federal Reserve Bank. At December 31, 2004, the Company was in compliance with this requirement. In addition, the Company had $26.3 million of interest-bearing deposits in other financial institutions at December 31, 2004.

Securities Held to Maturity and Available for Sale

Securities that the Company has the positive intent and ability to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts on a level-yield method over the remaining period to contractual maturity, and adjusted, in the case of mortgage-backed and -related securities, for actual prepayments. Securities to be held for indefinite periods of time, and not intended to be held to maturity, are classified as “available for sale” securities and are recorded at fair value, with unrealized appreciation and depreciation, net of tax, reported as a separate component of stockholders’ equity. Gains and losses on sales of securities and mortgage-backed and -related securities are computed using the specific identification method. The Company conducts a periodic review and evaluation of the securities portfolio to determine if a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Income and Comprehensive Income.

Loans

Loans, net, are carried at unpaid principal balances, including unearned discounts, mark-to-market adjustments, net deferred loan origination costs or fees, and the allowance for loan losses. Loans held for sale are carried at the aggregate lower of cost or estimated fair value. One-to-four family loans are originated on a pass-through basis in order to minimize the Company’s exposure to credit and interest rate risk. Under this program, which was adopted on December 1, 2000, applications are taken and processed by a third party conduit and sold to said conduit, service-released.

The Company applies Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan/Income Recognition and Disclosures,” to all loans except smaller balance homogenous loans and loans carried at fair value or the lower of cost or fair value. SFAS No. 114 requires the creation of a valuation allowance for impaired loans based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral.

Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan. SFAS No. 114 also provides that, for reporting purposes, in-substance foreclosed loans should be included in the loan portfolio rather than in other real estate owned.

The allowance for loan losses is increased by the provision for loan losses charged to operations and reduced by reversals or by charge-offs, net of recoveries. Management establishes the allowance for loan losses through a process that begins with estimates of probable losses inherent in the portfolio, based on various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. In addition, management considers the Company’s current business strategy and credit process, including compliance with stringent guidelines it has established with regard to credit limitations, credit approvals, loan underwriting criteria, and loan workout procedures. While management uses available information to recognize losses on loans, future additions may be necessary, based on changes in economic conditions beyond management’s control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Accordingly, the Bank may be required to take certain charge-offs and/or recognize additions to the allowance based on such regulators’ judgments concerning information made available to them during their examinations. Based upon all relevant and available information, management believes that the current allowance for loan losses is adequate.

The Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them as an adjustment to the loan yield over the term of the related loan, using the interest method. When a loan is sold or repays, the remaining net unamortized fee is taken into income.

A loan is generally classified as a “non-accrual loan” when it is 90 days past due and management has determined that the collectibility of the loan is doubtful. When a loan is placed on “non-accrual” status, the Bank ceases the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and the Bank has reasonable assurance that the loan will be fully collectible.

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

Depreciation and amortization are included in “occupancy and equipment expense” in the Consolidated Statements of Income and Comprehensive Income, and amounted to approximately $13.3 million, $7.8 million, and $6.8 million, respectively, for the years ended December 31, 2004, 2003, and 2002.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value, less the estimated selling costs. Revenues and expenses from operations and changes in the valuation allowance, if any, are included in “other operating expenses.” At December 31, 2004 and 2003, the Company had other real estate owned totaling $566,000 and $92,000, respectively; these amounts are included in “other assets” in the accompanying Consolidated Statements of Condition. There were no valuation allowances for other real estate owned at December 31, 2004 or 2003, and no provisions for the years ended December 31, 2004, 2003, or 2002.

Income Taxes

Income tax expense consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The Company assesses the deferred tax assets and establishes a valuation allowance where realization of a deferred asset is not considered “more likely than not.” The Company generally uses the expectation of future taxable income in evaluating the need for a valuation allowance.

Stock Option Plans

The Company had eight stock option plans at December 31, 2004, including two plans for directors and employees of the former Queens County Savings Bank; two plans for directors and employees of the former CFS Bank; a plan for directors and employees of the former Richmond County Savings Bank; a plan for directors and employees of the former Roosevelt Savings Bank, which had been acquired by Roslyn on February 16, 1999; and two plans for directors and employees of the former Roslyn Savings Bank.

In October 1995, the FASB issued SFAS No. 123, “Accounting for Stock-based Compensation.” SFAS No. 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. It also allows an entity to continue to measure compensation cost for stock options using the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Entities electing to remain with the accounting method prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting had been applied. SFAS No. 123 is effective for transactions entered into in fiscal years beginning after December 31, 1995. Pro forma disclosures required for entities that elect to continue measuring compensation cost using APB Opinion No. 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994. The Bank applies APB Opinion No. 25 and the related interpretations in accounting for its plans; accordingly, no compensation cost has been recognized.

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

Had compensation costs for the Company’s Stock Option Plans (discussed in Note 13) been determined based on the fair value at the date of grant for awards made under those plans, consistent with the method set forth in SFAS No. 123, the Company’s net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated in the following table:

	Years Ended December 31,
(in millions, except per share data)	2004	2003	2002
Net income
As reported	$355.1	$323.4	$229.2
Deduct: Stock-based employee compensation expense determined under the fair value-based method, net of related tax effects	11.8	25.4	15.9

Pro forma	$343.3	$298.0	$213.3

Basic earnings per share
As reported	$1.37	$1.70	$1.27

Pro forma	$1.32	$1.57	$1.18

Diluted earnings per share
As reported	$1.33	$1.65	$1.25

Pro forma	$1.29	$1.52	$1.16

The effects of applying SFAS No.123, either for recognizing or disclosing compensation costs under such pronouncement, may not be representative of the effect on reported net income for future periods.

Because the stock options granted under all of the Stock Option Plans have characteristics that are significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the estimated fair values, the Company employed a Black-Scholes option-pricing model, with the following weighted average assumptions used for grants made during the years ended December 31, 2004, 2003, and 2002:

	Years Ended December 31,
	2004	2003	2002
Dividend yield	3.71%	2.70%	2.84%
Expected volatility	29.59	23.57	13.32
Risk-free interest rate	4.52	3.88	5.04
Expected option lives	10 years	8 years	9 years

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which will require that compensation cost relating to share-based payment transactions, including employee stock options, be recognized as an expense in the financial statements, effective for the first interim or annual reporting period beginning after June 15, 2005. Please see the discussion of SFAS No. 123R, which will replace SFAS No. 123 and supersede APB Opinion No. 25, under “Impact of Recent Accounting Pronouncements.”

Retirement Plans

The Company maintains a pension plan, which is currently frozen, for the benefit of employees of the former Queens County Savings Bank, the former CFS Bank, the former Richmond County Savings Bank, and the former Roslyn Savings Bank. The plan covers substantially all employees who had attained minimum service requirements with their bank of origin prior to the date on which the respective banks’ individual pension plans were frozen. Post-retirement benefits are recorded on an accrual basis with an annual provision that recognizes the expense over the service life of the employee, determined on an actuarial basis.

The Company’s pension benefit and post-retirement medical benefit obligations and related costs are calculated using actuarial concepts, within the framework of SFAS No. 87, “Employer’s Accounting for Pensions” and SFAS No.106, “Employer’s Accounting for Post-retirement Benefits Other than Pensions,” respectively. The measurement of such obligations and expenses require that certain assumptions be made regarding several factors, most notably including the discount rate and the expected return on plan assets. The Company evaluates these critical assumptions on an annual basis. Other factors considered by the Company include employee demographic factors such as retirement patterns, mortality, turnover, and the rate of compensation increase.

The discount rate is used to calculate expected future benefit payments as a present value on the date of measurement, with the Citigroup Pension Liability Index the primary index used. A lower discount rate increases the present value of benefit obligations and increases pension expense. The Company decreased its discount rate to 6.00% in 2004 from 6.25% in 2003 to reflect the current interest rate environment.

The expected long-term rate of return on the plan assets is based on the historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan’s actual target allocation of asset classes. A lower expected rate of return on pension plan assets will increase pension expense. The Company’s long-term expected return on plan assets was 9.0% in both 2004 and 2003.

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

The following table indicates the Company’s weighted average common shares outstanding for the calculation of basic and diluted earnings per share:

	Years Ended December 31,
(in thousands, except share and per share amounts)	2004	2003	2002
Net income	$355,086	$323,371	$229,230

Weighted average common shares outstanding	259,825,261	189,826,992	180,893,579
Basic earnings per common share	$1.37	$1.70	$1.27

Total weighted average common shares outstanding	259,825,261	189,826,992	180,893,579
Additional dilutive shares using ending value for the period when utilizing the Treasury stock method regarding stock options and Bifurcated Option Note Unit Securities (“BONUSESSM Units”)	7,012,390	6,476,477	2,332,389

Total shares for fully diluted earnings per share	266,837,651	196,303,469	183,225,968
Fully diluted earnings per common share and common share equivalents	$1.33	$1.65	$1.25

Segment Reporting

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company determined that all of its activities constitute one reportable operating segment.

Bank-owned Life Insurance

The Company has purchased life insurance policies on certain employees. These Bank-owned Life Insurance (“BOLI”) policies are recorded in “other assets” on the Consolidated Statements of Condition at their cash surrender value, which is the amount that can be realized. Income from these policies and changes in the cash surrender value are recorded in “other non-interest income” in the Consolidated Statements of Income and Comprehensive Income. At December 31, 2004 and 2003, the Company had BOLI of $495.8 million and $375.0 million, respectively. The 2004 amount includes $100.0 million of BOLI that was purchased by the Company on February 27, 2004.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which was adopted by the Company on December 31, 2003 and had no material impact on its consolidated financial statements. The objective of FIN 46 is to provide guidance on ways to identify a variable interest entity (“VIE”) and to determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46 was effective for all VIEs created after January 31, 2003. However, the FASB postponed that effective date to December 31, 2003. In December 2003, the FASB issued FIN 46R, which further delayed the effective date until March 31, 2004 for VIEs created prior to February 1, 2003, except for special purpose entities, which must adopt either FIN 46 or FIN 46R as of December 31, 2003.

The Company adopted FIN 46R on January 1, 2004 and, in accordance with its provisions, deconsolidated its wholly-owned statutory business trusts, which were formed to issue guaranteed capital debentures (“capital securities”). The deconsolidation resulted in the Company recording, on a stand-alone basis, a liability to the trusts of $16.5 million, which is recorded in “borrowed funds” on the Consolidated Statements of Condition. Previously, the liability was recorded in borrowed funds on the basis of the amount owed by the trust subsidiary. The adoption of FIN 46R also resulted in the stand-alone Company recording its investment in these trusts as an “other asset” in the Consolidated

Statements of Condition, equal to the aforementioned $16.5 million in borrowed funds, at December 31, 2004. The prior-period consolidated financial statements have not been retroactively adjusted for this pronouncement.

The Company has four interest rate swap agreements, designated and accounted for as “fair value hedges,” that were also impacted by the adoption of FIN 46R. The notional amount of these interest rate swap agreements totaled $65.0 million at December 31, 2004, equal to the amount of the fixed-rate capital securities issued by the same four trust subsidiaries. The interest rate swap agreements, which convert fixed-rate instruments to variable-rate, have been redesignated to hedge the $65.0 million of the Company’s fixed-rate junior subordinated debentures to four of its trust subsidiaries. The maturity dates, call features, and other critical terms of the “fair value hedges” match the terms of the junior subordinated debentures issued by the Company to each trust subsidiary. The adoption of FIN 46R had no effect on the Company’s net income, stockholders’ equity, or regulatory capital.

Accounting for Stock Options

In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions, including employee stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, be recognized as an expense in the Company’s consolidated financial statements. Under SFAS No.123R, the related compensation cost will be measured based on the fair value of the award at the date of grant.

As previously described under “Stock Option Plans,” SFAS No. 123 and APB Opinion No. 25 require only that the expense relating to employee stock options be disclosed in the footnotes to the consolidated financial statements. SFAS No. 123R is effective for the first interim or annual reporting period that begins after June 15, 2005, and will replace SFAS No. 123 and supersede APB Opinion No. 25 at that time. Accordingly, the Company will adopt SFAS No. 123R on July 1, 2005. The Company is currently evaluating the prospective effect of SFAS No. 123R on its results of operations.

Accounting for Loan Commitments

In March 2004, the SEC issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments.” SAB No. 105 clarifies certain provisions of SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities,” which amended portions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and is effective for periods following March 31, 2004. Together, SAB No. 105 and SFAS No. 149 provide guidance with regard to accounting for loan commitments. Under SAB No. 105 and SFAS No. 149, loan commitments relating to the origination of mortgage loans that will be held for sale shall be accounted for as derivative instruments by the issuer of the commitment. The adoption of the provisions of SFAS No. 149 on April 1, 2004 did not have any impact on the Company’s consolidated financial statements, as the Company has determined that the loan commitments relating to the origination of mortgage loans held for sale outstanding as of December 31, 2004 do not constitute a derivative instrument and therefore do not fall under the scope of SFAS No.149. As such loans are originated on a conduit basis (for which a flat fee is received from the third-party originator), they do not carry any inherent interest rate risk.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003

In May 2004, the FASB issued FASB Staff Position (“FSP”) SFAS 106-2, “Accounting and Disclosure Requirements Related to The Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”), which supersedes FSP SFAS 106-1 of the same name. As permitted under FSP SFAS 106-2, the Company previously had elected to defer accounting for certain of the effects of the Act. The Company prospectively adopted FSP SFAS 106-2 on July 1, 2004. The impact of adopting FSP SFAS 106-2 on the Company’s accumulated post-retirement benefit obligation and net periodic benefit costs is discussed in Note 12.

Other-Than-Temporary Impairments of Certain Investments

On March 31, 2004, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (“EITF 03-1”), which provides guidance on recognizing other-than-temporary impairments on certain investments. EITF 03-1 is effective for other-than-temporary impairment evaluations for investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB directed its staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of EITF 03-01. This delay will be superseded concurrent with the final issuance of FSP EITF 03-01a. During the period of delay, the Company continues to apply the relevant “other-than-temporary” guidance under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” In the fourth quarter of 2004, the Company recorded a loss on the other-than-temporary impairment of certain perpetual preferred FNMA stock.

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

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and became otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 had no impact on the Company’s Consolidated Statements of Condition or Results of Operations upon implementation during the third quarter of 2003. In November 2003, the FASB also issued a staff position that indefinitely deferred the effective date of SFAS No. 150 for certain mandatorily redeemable non-controlling interests, pending further Board action. The Company does not currently believe that SFAS No. 150 will have a material impact on its Consolidated Statements of Condition or Results of Operations when it becomes effective.

Employers’ Disclosures about Pensions and Other Post-retirement Benefits

In December 2003, the FASB issued a revised Statement No. 132 (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” that improves financial statement disclosures for defined benefit plans. The project was initiated by the FASB earlier this year in response to concerns raised by investors and other users of financial statements about the need for greater transparency of pension information. SFAS No. 132R replaces existing FASB disclosure requirements for pensions. In an effort to provide the public with better and more complete information, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs, and other relevant information. Companies are required to provide financial statement users with a breakdown of plan assets by category, such as equity, debt, and real estate. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories are also required. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other post-retirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring the expansion of the information made available to investors in interim financial statements. Companies are required to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The guidance is effective for fiscal years ending after December 15, 2003 and for quarters beginning after December 15, 2003.

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

The Company provides guarantees and indemnifications to its customers to enable them to complete a wide variety of business transactions and to enhance their credit standing. Such guarantees are recorded at their respective fair values in “other liabilities” on the Consolidated Statements of Condition, and amounted to $26,000 at December 31, 2004. The Company deems the fair value of the guarantees to equal the consideration received. The following table summarizes the Company’s guarantees and indemnifications at December 31, 2004:

(in thousands)	Expires Within One Year	Expires After One Year	Total Outstanding Amount	Maximum Potential Amount of Future Payments
Performance stand-by letters of credit	$8,492	$162	$8,654	$8,654
Financial stand-by letters of credit	2,132	—	2,132	2,132
Loans with recourse/indemnification	—	638	638	638

	$10,624	$800	$11,424	$11,424

The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Performance stand-by letters of credit are primarily issued for the benefit of local municipalities on behalf of certain of the Bank’s borrowers. These borrowers are primarily developers of residential subdivisions who currently have a relationship with the Bank. Performance stand-by letters of credit obligate the Bank to make payments in the event that a specified third party fails to perform under non-financial contractual obligations. Financial stand-by letters of credit primarily are issued for the benefit of other financial institutions, on behalf of certain of the Bank’s current borrowers. Financial stand-by letters of credit obligate the Bank to guarantee payment of a specified financial obligation. The Bank collects a fee upon the issuance of performance and financial stand-by letters of credit. These fees are initially recorded by the Bank as a liability and are recognized into income at the expiration date of the respective guarantees. In addition, the Bank also requires adequate collateral, typically in the form of real property or personal guarantees, upon issuance of performance and financial stand-by letters of credit. In the event that a borrower defaults, loans with recourse or indemnification obligate the Bank to purchase loans that the Company has sold or otherwise transferred to a third party.

NOTE 3:

BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

On October 31, 2003, the Company completed a merger with Roslyn, parent of The Roslyn Savings Bank, which operated 39 banking offices in Nassau, Suffolk, Queens, Kings, and Bronx counties in New York. At the date of the merger, Roslyn had consolidated assets of $10.4 billion (including loans, net, of $3.5 billion and securities of $5.8 billion) and consolidated liabilities of $9.9 billion (including deposits of $5.9 billion and borrowed funds of $3.9 billion). Under the terms of the plan and agreement of merger, holders of Roslyn common stock received 0.75 shares of the Company’s common stock for each share of Roslyn common stock held at the merger date. In connection with the merger, the Company issued 75,824,353 shares of common stock with a value of $1.4 billion, and retired 2,757,533 shares of the Company common stock that had been purchased by Roslyn prior to the merger date. The excess of cost over fair value of net assets acquired was $1.3 billion. The Company applied the provisions of SFAS No. 142 as required for goodwill and intangible assets; as a result, no goodwill is being amortized in connection with this transaction. A core deposit intangible (“CDI”) of $54.4 million was also recognized in connection with the merger and is being amortized on a straight-line basis over ten years. The results of operations of Roslyn are included in the Consolidated Statements of Income and Comprehensive Income subsequent to October 31, 2003.

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level at least once a year. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. If the fair value of a reporting unit exceeds its carrying amount at the time of testing, the goodwill of the reporting unit is not considered impaired. According to SFAS No. 142, quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for the measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures.

For the purpose of goodwill impairment testing, the Company has identified one reporting unit. The Company performed its annual goodwill impairment test as of January 1, 2004, and determined that the fair value of the reporting unit was in excess of its carrying value, using the quoted market price of the Company’s common stock on the impairment testing date as the basis for determining fair value. As of the annual impairment test date, there was no indication of goodwill impairment.

The Company retested its goodwill for impairment as of January 1, 2005 and determined that the fair value of the reporting unit continued to be in excess of its carrying value, using the quoted market price of the Company’s common stock on the impairment test date as the basis for determining fair value. As of that date, there was no indication of goodwill impairment.

Differences in the identification of reporting units and the use of valuation techniques could result in materially different evaluations of impairment.

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2004 and 2003 are as follows:

(in thousands)	2004	2003
Balance at beginning of year	$1,918,353	$624,518
Goodwill acquired in the Roslyn merger	—	1,293,835
Purchase accounting adjustments(1)	33,085	—

Balance at end of year	$1,951,438	$1,918,353

(1)	Primarily relating to securities sales and benefit plan adjustments.

The Company has CDI stemming from the Roslyn and Richmond County mergers. In addition, the Company has mortgage servicing rights stemming from the Richmond County merger, and from its securitization of one-to-four family loans in 2002. (Please see Note 5 for further discussion of this securitization.) The Company also has other identifiable intangible assets of approximately $478,000 related to the purchase of a branch office. The mortgage servicing rights and other identifiable intangible assets are included in “other assets” in the Consolidated Statements of Condition at December 31, 2004 and 2003. The following table summarizes the gross carrying and accumulated amortization amounts of the Company’s intangible assets as of December 31, 2004:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(in thousands)
Core deposit intangibles	$114,400	$(26,847)	$87,553
Mortgage servicing rights	5,546	(3,028)	2,518
Other identifiable intangible assets	1,325	(847)	478

Total	$121,271	$(30,722)	$90,549

The amortization expense related to the CDI, mortgage servicing rights, and other identifiable intangibles for the year ended December 31, 2004 was $11.4 million, $1.1 million, and $89,000, respectively. The CDI and other intangibles are being amortized on a straight-line basis over periods of ten years and fifteen years, respectively. Mortgage servicing rights are being amortized over periods ranging from five to eight-and-a-half years. Included in accumulated amortization for mortgage servicing rights is a market value write-down of $48,000 during 2004. The Company assessed the appropriateness of the useful lives of its intangible assets at December 31, 2004 and determined them to be appropriate.

The following table summarizes the Company’s estimated future amortization expense related to the CDI, merger-related mortgage servicing rights, and other identifiable intangibles:

(in thousands)	Core Deposit Intangibles	Mortgage Servicing Rights	Other Intangible Assets	Total
2005	$11,440	$660	$88	$12,188
2006	11,440	547	88	12,075
2007	11,440	562	88	12,090
2008	11,440	311	88	11,839
2009	11,440	311	88	11,839
2010 and thereafter	30,353	127	38	30,518

Total remaining intangible assets	$87,553	$2,518	$478	$90,549

NOTE 4:

SECURITIES HELD TO MATURITY

The following table summarizes the Company’s portfolio of securities held to maturity at December 31, 2004 and 2003:

	December 31, 2004
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Mortgage-backed and -related securities held to maturity:
Agency certificates	$8,283	$429	$—	$8,712
Agency CMOs	2,149,327	4,668	79,765	2,074,230
Other mortgage-backed securities	8,806	—	—	8,806

Total mortgage-backed and -related securities held to maturity	$2,166,416	$5,097	$79,765	$2,091,748

Other securities held to maturity:
U.S. Government agency obligations	$1,270,588	$1,594	$13,800	$1,258,382
Corporate bonds	211,692	8,386	1,493	218,585
Capital trust notes	308,293	23,762	—	332,055
Preferred stock	15,625	1,416	—	17,041

Total other securities held to maturity	$1,806,198	$35,158	$15,293	$1,826,063

Total securities held to maturity	$3,972,614	$40,255	$95,058	$3,917,811

	December 31, 2003
(in thousands)	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Mortgage-backed and -related securities held to maturity:
Agency certificates	$13,689	$686	$—	$14,375
Agency CMOs	2,010,899	3,737	38,081	1,976,555
Other mortgage-backed securities	13,972	—	—	13,972

Total mortgage-backed and -related securities held to maturity	$2,038,560	$4,423	$38,081	$2,004,902

Other securities held to maturity:
U.S. Government agency obligations	$653,342	$377	$4,963	$648,756
Corporate bonds	239,712	8,158	1,593	246,277
Capital trust notes	275,659	27,246	—	302,905
Preferred stock	15,625	531	—	16,156

Total other securities held to maturity	$1,184,338	$36,312	$6,556	$1,214,094

Total securities held to maturity	$3,222,898	$40,735	$44,637	$3,218,996

The amortized cost and estimated market value of mortgage-backed and -related securities held to maturity, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as shown below. Principal prepayments are not scheduled over the life of the investment, but are reflected as adjustments to the final maturity distribution. The following table summarizes the amortized cost and estimated market value of securities held to maturity at December 31, 2004 by contractual maturity:

	Amortized Cost			Estimated Market Value
(in thousands)	Mortgage-backed and -related Securities	U.S Government Agency Obligations	Other Securities
Due within one year	$—	$—	$50,386	$50,869
Due from one to five years	—	—	27,418	28,598
Due from five to ten years	—	440,704	37,013	477,703
Due after ten years	2,166,416	829,884	420,793	3,360,641

Total securities held to maturity	$2,166,416	$1,270,588	$535,610	$3,917,811

The Company had $232.2 million and $170.9 million of Federal Home Loan Bank of New York (“FHLB-NY”) stock, at cost, at December 31, 2004 and 2003, respectively. The Company is required to maintain this investment in order to have access to funding resources provided by the FHLB-NY.

The Company had no outstanding commitments to purchase securities for its held-to-maturity portfolio at December 31, 2004.

A summary of securities held to maturity having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2004 is provided under Note 5.

NOTE 5:

SECURITIES AVAILABLE FOR SALE

The following tables summarize the Company’s portfolio of securities available for sale at December 31, 2004 and 2003:

	December 31, 2004
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Mortgage-backed and -related securities available for sale:
Agency certificates	$1,409,799	$1,717	$13,605	$1,397,911
Agency CMOs	585,529	2	10,198	575,333
Private label CMOs	936,751	—	10,525	926,226
Other mortgage-backed securities	1,557	12	—	1,569

Total mortgage-backed and -related securities available for sale	$2,933,636	$1,731	$34,328	$2,901,039

Debt and equity securities available for sale:
Corporate bonds	$42,978	$—	$1,165	$41,813
State, county, and municipal	6,521	1	111	6,411
Other bonds	1,016	1	—	1,017
Capital trust notes	36,449	2,533	3,845	35,137
Preferred stock	48,654	323	342	48,635
Agency preferred stock	51,979	433	—	52,412
Common stock	20,948	1,448	751	21,645

Total debt and equity securities available for sale	$208,545	$4,739	$6,214	$207,070

Total securities available for sale	$3,142,181	$6,470	$40,542	$3,108,109

	December 31, 2003
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market Value
Mortgage-backed and -related securities available for sale:
Agency certificates	$1,637,121	$12,818	$16,454	$1,633,485
Agency CMOs	2,935,518	3,629	49,629	2,889,518
Private label CMOs	977,871	8,986	10,200	976,657
Other mortgage-backed securities	1,717	—	—	1,717

Total mortgage-backed and -related securities available for sale	$5,552,227	$25,433	$76,283	$5,501,377

Debt and equity securities available for sale:
U.S. Government agency obligations	$61,254	$42	$258	$61,038
Corporate bonds	131,387	186	4,691	126,882
State, county, and municipal	5,139	120	—	5,259
Other bonds	1,023	—	—	1,023
Capital trust notes	397,354	4,453	2,018	399,789
Preferred stock	67,644	1,673	512	68,805
Agency preferred stock	60,188	14	6,700	53,502
Common stock	56,243	3,767	651	59,359

Total debt and equity securities available for sale	$780,232	$10,255	$14,830	$775,657

Total securities available for sale	$6,332,459	$35,688	$91,113	$6,277,034

The following table summarizes the gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale mortgage-backed and -related securities and debt and equity securities for the years ended December 31, 2004, 2003, and 2002:

	December 31,
(in thousands)	2004	2003	2002
Gross proceeds	$6,071,528	$3,056,236	$537,784
Gross realized gains	21,528	32,858	17,484
Gross realized losses	167,903	7,019	498

The amortized cost and estimated market value of mortgage-backed and -related securities available for sale, all of which have prepayment provisions, are distributed to a maturity category based on the estimated average life of said securities, as set forth in the following table. Principal prepayments are not scheduled over the life of the investment but, rather, are reflected as adjustments to the final maturity distribution. The following table summarizes the amortized cost and estimated market value of securities available for sale at December 31, 2004 by contractual maturity:

	Amortized Cost
(in thousands)	Mortgage-backed and –related Securities	State, County, and Municipal Obligations	Other Debt and Equity Securities	Estimated Market Value
Due within one year	$—	$—	$—	$—
Due from one to five years	78	—	1,016	1,097
Due from five to ten years	1,557	609	9,978	11,672
Due after ten years	2,932,001	5,912	191,030	3,095,340

Total securities available for sale	$2,933,636	$6,521	$202,024	$3,108,109

The Company had no commitments to purchase securities for its available-for-sale portfolio at December 31, 2004.

The following table presents held-to-maturity and available-for-sale securities having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2004:

	Less than 12 Months		12 Months or Longer		Total
(dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Temporarily impaired held-to-maturity debt securities:
U.S. Government agency obligations	$1,065,970	$13,800	$—	$—	$1,065,970	$13,800
Agency CMOs	1,150,396	61,573	374,076	18,192	1,524,472	79,765
Corporate bonds	20,122	1,043	4,550	450	24,672	1,493

Total temporarily impaired held-to-maturity debt securities	$2,236,488	$76,416	$378,626	$18,642	$2,615,114	$95,058

Temporarily impaired available-for-sale securities:
Debt securities:
Agency mortgage-backed securities	$930,492	$13,605	$—	$—	$930,492	$13,605
Agency CMOs	519,042	8,342	56,212	1,856	575,254	10,198
Private label CMOs	926,226	10,525	—	—	926,226	10,525
Corporate bonds	33,813	1,165	—	—	33,813	1,165
Municipal bonds	1,255	18	5,041	93	6,296	111
Capital trust notes	9,805	3,845	—	—	9,805	3,845

Total temporarily impaired available-for-sale debt securities	$2,420,633	$37,500	$61,253	$1,949	$2,481,886	$39,449
Equity securities	22,265	379	3,079	714	25,344	1,093

Total temporarily impaired available-for-sale securities	$2,442,898	$37,879	$64,332	$2,663	$2,507,230	$40,542

At December 31, 2004, approximately 84.1% of the unrealized losses on the securities portfolio were on pass-through certificates guaranteed by the Federal Home Loan Mortgage Corporation (“FHLMC”), Ginnie Mae (“GNMA”), or FNMA, and collateralized mortgage obligations (“CMOs”) backed by government agency pass-through certificates or whole loans. By virtue of the underlying collateral or structure, which is more often than not sequential, the Company’s CMOs are AAA-rated. The Company believes that price movements in CMOs and agency pass-through securities are dependent upon movements in market interest rates, rather than on credit risk, since the credit risk inherent in these securities is negligible. The remaining 15.9% of the unrealized losses on the securities portfolio were on U.S. Government agency obligations, corporate bonds, capital trust notes, and state and municipal obligations. The Company reviews the securities portfolio on a monthly basis, at minimum; there was no significant credit deterioration in these securities as of December 31, 2004.

The investment securities designated as having a continuous loss position for twelve months or more consist of four government agency CMOs, one New York State municipal bond, one corporate debt obligation, and two common stocks. The current market value of these securities represented an unrealized loss of $21.3 million at December 31, 2004. The fair value of the securities was 4.6% below their collective book value of $464.3 million at that date. Management believes that the unrealized losses on these securities are temporary, in that the debt securities are expected to be repaid in accordance with their terms, and the value of the common stock is expected to be recognized. In addition, the Company receives monthly principal and interest payments on these securities.

In the fourth quarter of 2004, the Company recorded an other-than-temporary impairment of $8.2 million on perpetual preferred FNMA stock with a par value of $50.0 million. In 2003, these securities were included in the balance of temporarily impaired available-for-sale securities.

Transfers of Financial Assets

On May 31, 2002, the Company securitized $569.5 million of one-to-four family loans into mortgage-backed securities, in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” At the date of the transaction, this amount represented the historical carrying amount of the loans, net of any unamortized fees, plus accrued interest. In connection with the securitization, the Company capitalized $2.9 million of mortgage servicing rights, in proportion to their relative fair values. As of December 31, 2004 and 2003, the remaining carrying value of the mortgage servicing rights stemming from the second quarter 2002 securitization of one-to-four family loans was $836,000 and $1.6 million, respectively .The Company did not securitize any loans, nor did it generate any mortgage servicing rights, during the years ended December 31, 2004 or 2003. Mortgage servicing rights are included in “other assets” on the Consolidated Statements of Condition and amortized into “non-interest income,” as reflected in the Company’s Consolidated Statements of Income and Comprehensive Income, in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are periodically evaluated for impairment based upon the fair value of the rights compared to amortized cost.

NOTE 6:

LOANS

The following table summarizes the composition of the loan portfolio at December 31, 2004 and 2003:

	December 31,
(in thousands)	2004	2003
Mortgage Loans:
Multi-family	$9,839,263	$7,368,155
Commercial real estate	2,140,770	1,445,048
Construction	807,107	643,548
One-to-four family	506,116	730,963

Total mortgage loans	13,293,256	10,187,714
Net deferred loan origination costs	250	1,023

Mortgage loans, net	13,293,506	10,188,737

Other loans	102,455	311,634
Net deferred loan origination costs	83	—

Other loans, net	102,538	311,634
Less: Allowance for loan losses	78,057	78,293

Loans, net	$13,317,987	$10,422,078

Multi-family mortgage loans are the Company’s principal asset, with loans secured by rent-controlled and rent-stabilized buildings in New York City constituting its primary niche. At December 31, 2004 and 2003, the average principal balance of the multi-family loan portfolio was $2.9 million and $2.5 million, respectively.

The Company also originates commercial real estate and construction loans for portfolio. The majority of the Company’s commercial real estate loans are secured by office buildings in Manhattan and shopping centers in New York City and Long Island that are typically anchored by national credit-rated tenants. At December 31, 2004 and 2003, the average principal balance of the commercial real estate loan portfolio was $2.2 million and $1.4 million, respectively.

In connection with the Roslyn merger, the Company has expanded its portfolio of construction loans. The Company primarily originates such loans for the construction and development of one-to-four family homes and residential subdivision units, primarily on Long Island and in New York City.

While the Bank originates multi-family, commercial real estate, and construction loans for portfolio, it originates one-to-four family loans on a pass-through basis in order to minimize its exposure to credit and interest rate risk. Under this program, which was adopted on December 1, 2000, applications are taken and processed by a third party conduit. Following origination, the loans are sold to said conduit, service-released.

Under the conduit program, the Bank sold one-to-four family loans totaling $135.1 million and $297.3 million in 2004 and 2003, respectively. In 2002, the Bank sold $35.5 million of one-to-four family loans that were previously purchased from two financial institutions, to various third parties. The Company has since discontinued the practice of purchasing one-to-four family loans for portfolio. In 2004, 2003, and 2002, the Company recorded aggregate net gains of $1.3 million, $2.8 million, and $2.7 million, respectively, on the sale of one-to-four family loans.

In 2004, 2003, and 2002, the Bank sold $129.9 million, $15.5 million, and $71.4 million of home equity loans. In addition, the Bank sold $180.4 million of one-to-four family loans from its portfolio in 2002.

In conjunction with the Roslyn merger, the Company acquired a portfolio of student loans held for sale. Student loans are generally sold to the Student Loan Marketing Association during the grace period of the loan, before principal repayment begins. In 2004 and 2003, the Company recorded aggregate net gains of $3,000 and $2,000, respectively, on the sale of student loans. Loans held for sale are included in “other loans” in the Company’s Consolidated Statements of Condition.

The following table summarizes loans held for sale at December 31, 2004 and 2003:

	December 31,
(in thousands)	2004	2003
One-to-four family loans	$2,293	$7,020
Student loans	18	586

Total loans held for sale	$2,311	$7,606

The Bank services mortgage loans for various third parties, including, but not limited to, Savings Bank Life Insurance (“SBLI”), FNMA, FHLMC and the State of New York Mortgage Agency (“SONYMA”). At December 31, 2004, the unpaid principal balance of serviced loans amounted to $448.5 million; at December 31, 2003, the unpaid principal balance was $670.0 million (including $47.4 million acquired in the Roslyn merger). Custodial escrow balances maintained in connection with such loans amounted to $9.8 million and $3.6 million at the corresponding dates.

NOTE 7:

ALLOWANCE FOR LOAN LOSSES

The following table summarizes activity in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002:

(in thousands)	2004	2003	2002
Balance, beginning of year	$78,293	$40,500	$40,500
Charge-offs	(236)	—	—
Allowance acquired in the Roslyn merger	—	37,793	—

Balance, end of year	$78,057	$78,293	$40,500

The allowance for loan losses was increased by $37.8 million pursuant to the Roslyn merger in 2003. In 2004, the allowance for loan losses was reduced by $236,000 due to charge-offs of consumer and unsecured loans that had been acquired in the Company’s merger transactions. The Company made no provisions for loan losses in 2004, 2003, or 2002. Non-accrual loans amounted to $28.1 million, $34.3 million, and $11.9 million, respectively, at December 31, 2004, 2003, and 2002. Loans 90 days or more delinquent and still accruing interest amounted to approximately $4.4 million at December 31, 2002; no such delinquencies were recorded at December 31, 2004 or 2003.

The interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, 2004, 2003, and 2002, are summarized below:

	December 31,
(in thousands)	2004	2003	2002
Interest income that would have been recorded	$2,144	$2,066	$429
Interest income recognized	(477)	(281)	(355)

Interest income foregone	$1,667	$1,785	$74

Impaired loans for which the discounted cash flows, collateral value, or market price equals or exceeds the carrying value of the loan do not require an allowance. The allowance for impaired loans for which the discounted cash flows, collateral value, or market price is less than the carrying value of the loan is included in the Bank’s overall allowance for loan losses. The Company had no impaired loans at December 31, 2004, and $11.5 million at December 31, 2003, for which the Company did not maintain a related loan loss allowance. The 2003 amount consisted of five loans that were acquired in the Roslyn merger: a $9.0 million non-accrual loan that was subsequently foreclosed upon and sold in the third quarter of 2004 (please see the discussion of “Asset Quality”) and four loans totaling $2.5 million that did not meet the definition of an “impaired” loan at December 31, 2004. The average amount of impaired loans for the years ended December 31, 2004 and 2003 was $3.8 million and $11.8 million, respectively. Interest income recognized on impaired loans, which was not materially different from cash-basis interest income for such loans, amounted to $0 and $58,000, respectively, for the years ended December 31, 2004 and 2003. There were no impaired loans in 2002.

NOTE 8:

DEPOSITS

The following table sets forth a summary of weighted average interest rates for each type of deposit at December 31, 2004 and 2003:

	December 31,
	2004			2003
(dollars in thousands)	Amount	Percent of Total	Weighted Average Rate(1)	Amount	Percent of Total	Weighted Average Rate(1)
NOW and money market accounts	$2,850,218	27.40%	1.30%	$2,300,221	22.27%	0.96%
Savings accounts	3,060,334	29.42	0.53	2,947,044	28.53	0.56
Certificates of deposit	3,752,327	36.07	2.79	4,361,638	42.23	2.46
Non-interest-bearing accounts	739,238	7.11	—	720,203	6.97	—

Total deposits	$10,402,117	100.0%	1.52%	$10,329,106	100.00%	0.83%

(1)	Excludes the effect of purchase accounting adjustments.

At December 31, 2004 and 2003, the aggregate amount of deposits that had been reclassified as loan balances (i.e., overdrafts) was $1.5 million and $1.1 million, respectively.

Scheduled maturities of certificates of deposit (“CDs”) at December 31, 2004 are as follows:

(in thousands)
1 year or less	$2,171,349
Greater than 1 year through 2 years	805,206
Greater than 2 years through 3 years	461,044
Greater than 3 years through 4 years	122,960
Greater than 4 years through 5 years	96,892
Over 5 years	94,876

Total certificates of deposit	$3,752,327

The following table sets forth a summary of CDs in amounts of $100,000 or more, by remaining term to maturity, at December 31, 2004:

	CDs of $100,000 or More Maturing Within
(in thousands)	0 – 3 Months	3 – 6 Months	6 – 12 Months	Over 12 Months	Total
Total maturities	$157,101	$63,175	$260,920	$444,934	$926,130

At December 31, 2004 and 2003, the aggregate amount of CDs of $100,000 or more was $926.1 million and $1.1 billion, respectively. Included in total deposits at the respective year-ends were brokered deposits totaling $59.9 million and $302.8 million, respectively. The reduction reflects the maturity of brokered deposits that were acquired in the Roslyn merger.

NOTE 9:

BORROWED FUNDS

The following table summarizes the Company’s borrowed funds at December 31, 2004 and 2003:

	December 31,
(in thousands)	2004	2003
FHLB-NY Advances	$3,449,902	$2,385,830
Repurchase agreements	5,885,051	6,750,240
Junior subordinated debentures	446,084	428,050
Preferred stock of subsidiaries	162,000	162,000
Senior debt	199,504	204,893

Total borrowed funds	$10,142,541	$9,931,013

Accrued interest on borrowed funds is included in “other liabilities” in the Consolidated Statements of Condition at December 31, 2004 and 2003, and totaled $42.3 million and $41.2 million at the respective dates.

Federal Home Loan Bank of New York (“FHLB-NY”) Advances

FHLB-NY advances totaled $3.4 billion and $2.4 billion, respectively, at December 31, 2004 and 2003. The contractual maturities of the outstanding FHLB-NY advances at December 31, 2004 were as follows:

(dollars in thousands)	Amount	Weighted Average Interest Rate(1)
Contractual Maturity
2005	$875,000	2.46%
2006	310,241	4.68
2007	26,659	5.73
2008	84,771	5.46
2009	275,224	5.87
2010	964,783	5.79
2011	412,851	4.76
2014	500,000	3.63
2025	373	7.82

	$3,449,902	4.39%

(1)	Excludes the effect of purchase accounting adjustments.

FHLB-NY advances are either straight fixed-rate advances or advances under the FHLB-NY convertible advance program, which gives the FHLB-NY the option of calling the advance after an initial lock-out period of up to five years and quarterly thereafter until maturity, or a one-time call at the initial call date.

The following table sets forth certain information regarding FHLB-NY advances at or for the twelve months ended December 31, 2004, 2003, and 2002:

	At or For the Twelve Months Ended December 31,
(dollars in millions)	2004	2003	2002
Average balance during the year	$3,096	$2,511	$1,789
Maximum balance at any month end during the year	3,487	3,133	2,251
Balance outstanding at end of year	3,450	2,386	2,251
Weighted average interest rate during the year(1)	4.54%	4.35%	5.47%
Weighted average interest rate at end of the year(1)	4.39	5.01	4.54

(1)	Excludes the effect of purchase accounting adjustments.

During the years ended December 31, 2004 and 2003, the Company maintained a $100.0 million overnight line of credit with the FHLB-NY. At December 31, 2004, borrowings under this line amounted to $53.0 million; there were no borrowings drawn under this line at December 31, 2003. In the twelve months ended December 31, 2004 and 2003, the Company also had access to funds through a $50.0 million one-month facility from the FHLB-NY. There were no borrowings outstanding under this facility at the respective year-ends. FHLB-NY advances and FHLB-NY overnight line-of-credit borrowings are secured by a pledge of certain eligible collateral, which may consist of eligible loans and/or mortgage-backed and -related securities. At December 31, 2004, the Company’s FHLB-NY borrowings were collateralized by FHLB-NY stock and a blanket assignment of qualifying mortgage loans. There were no securities pledged at December 31, 2004.

Repurchase Agreements

Repurchase agreements totaled $5.9 billion and $6.8 billion, respectively, at December 31, 2004 and 2003. The following table summarizes the contractual maturities and weighted average interest rates of repurchase agreements and the amortized cost and fair value of the securities collateralizing them at December 31, 2004:

(dollars in thousands)		Weighted Average	Mortgage-backed and - related Securities		U.S. Government Agency
Contractual Maturity	Amount	Interest Rate(1)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Up to 30 days	$125,071	2.26%	$78,742	$75,312	$52,172	$51,543
30 to 90 days	77,011	4.78	78,394	76,108	—	—
Over 90 days	5,682,969	3.72	4,786,315	4,661,410	1,195,262	1,183,782

Total	$5,885,051	3.70%	$4,943,451	$4,812,830	$1,247,434	$1,235,325

(1)	Excludes the effect of purchase accounting adjustments.

For the twelve months ended December 31, 2004, the average balance of short-term borrowings was approximately $2.3 billion, with a weighted average interest rate of 1.15%. The maximum amount of short-term borrowings outstanding at any month-end during 2004 was $6.2 billion. The balance at December 31, 2004 was $125.0 million, with a rate of 2.26%. For the twelve months ended December 31, 2003, the average balance of short-term borrowings was approximately $2.4 billion, with a weighted average interest rate of 1.16%. The maximum amount of short-term borrowings outstanding at any month-end during 2003 was $4.3 billion. The balance at December 31, 2003 was $2.5 billion, with a rate of 1.13%. For the twelve months ended December 31, 2002, the average balance of short-term borrowings (consisting of repurchase agreements) was approximately $1.4 billion, with a weighted average interest rate of 1.76%. The maximum amount of short-term borrowings outstanding at any month-end during 2002 was $2.0 billion.

Junior Subordinated Debentures

Junior subordinated debentures totaled $446.1 million and $428.1 million, respectively, at December 31, 2004 and 2003. At December 31, 2003, such debentures were included in “other borrowings” in the Consolidated Statements of Condition. The following junior subordinated debentures were outstanding at December 31, 2004:

(in thousands)
Issuer	Interest Rate of Capital Securities and Debentures(1)	Junior Subordinated Debenture Amount Outstanding	Capital Securities Amount Outstanding	Date of Original Issue	Stated Maturity	Optional Redemption Date
Haven Capital Trust I	10.460%	$17,900	$17,126	February 12, 1997	February 1, 2027	February 1, 2007
Haven Capital Trust II	10.250	22,209	21,426	May 26, 1999	June 30, 2029	June 30, 2009
Queens Capital Trust I	11.045	10,147	9,838	July 26, 2000	July 19, 2030	July 19, 2010
Queens Statutory Trust I	10.600	15,141	14,677	September 7, 2000	September 7, 2030	September 7, 2010
NYCB Capital Trust I	6.4400	37,114	36,000	November 28, 2001	December 8, 2031	December 8, 2006
New York Community Statutory Trust I	6.1100	36,115	35,032	December 18, 2001	December 18, 2031	December 18, 2006
New York Community Statutory Trust II	6.3663	51,805	50,250	December 28, 2001	December 28, 2031	December 28, 2006
New York Community Capital Trust V	6.0000	191,273	182,768	November 4, 2002	November 1, 2051	November 4, 2007
Roslyn Preferred Trust I	5.7688	64,380	62,431	March 20, 2002	April 1, 2032	April 1, 2007

Total junior subordinated debentures		$446,084	$429,548

(1)	Excludes the effect of purchase accounting adjustments.

On November 4, 2002, the Company completed a public offering of 5,500,000 BONUSES Units, including 700,000 that were sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $50.00 per share. The Company realized net proceeds from the offering of approximately $267.3 million. Each BONUSES Unit consists of a capital security issued by New York Community Capital Trust V, a trust formed by the Company, and a warrant to purchase 2.4953 shares of the common stock of the Company at an effective exercise price of $20.04 per share. Each capital security has a maturity of 49 years, with a coupon, or distribution rate, of 6.00% on the $50.00 per share liquidation amount. The warrants and capital securities are non-callable for five years.

The gross proceeds of the BONUSES Units totaled $275.0 million and were allocated between the capital security and the warrant comprising such units in proportion to their relative values at the time of issuance. The value assigned to the warrants was $92.4 million, and was recorded as a component of additional “paid-in capital” in the Company’s consolidated financial statements. The value assigned to the capital security component was $182.6 million. The difference between the assigned value and the stated liquidation amount of the capital securities is treated as an original issue discount and amortized to “interest expense” over the life of the capital securities on a level-yield basis. Issuance costs related to the BONUSES Units totaled $7.7 million, with $5.1 million allocated to the capital security, reflected in “other assets” in the Consolidated Statements of Condition, and amortized on a straight-line basis over five years. The portion of issuance costs allocated to the warrants totaled $2.6 million and was treated as a reduction in paid-in capital.

In addition, the Company has established eight other business trusts of which it owns all of the common securities: Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, Queens Statutory Trust I, NYCB Capital Trust I, New York Community Statutory Trust I, New York Community Statutory Trust II, and Roslyn Preferred Trust I (the “Trusts”). The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures (collectively, the “Capital Securities”), and are described in the preceding table. Dividends on the Capital Securities are payable either quarterly or semi-annually and are deferrable, at the Company’s option, for up to five years. As of December 31, 2004, all dividends were current. As each of the Capital Securities was issued, the Trusts used the offering proceeds to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the “Debentures”) of the Company. The Debentures bear the same terms and interest rates as the related Capital Securities. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under current applicable regulatory guidelines, a portion of the Capital Securities qualifies as Tier I capital, and the remainder qualifies as Tier II capital.

The BONUSES Units accrue interest at an annual rate of 6.00%. The Capital Securities issued by Haven Capital Trust I, Haven Capital Trust II, Queens Capital Trust I, and Queens Statutory Trust I accrue interest at an annual rate of 10.46%, 10.25%, 11.045%, and 10.60%, respectively. The NYCB Capital Trust I accrues interest at a variable rate that is adjustable semi-annually and equal to 3.75% over the six month LIBOR, with an initial rate of 6.007% and an interest rate cap of 11.00% effective through December 8, 2006. The New York Community Statutory Trust I accrues interest at a variable rate that is adjustable quarterly and equal to 3.60% over the three-month LIBOR, with an initial rate of 5.60% and an interest rate cap of 12.50% effective through December 18, 2006. The New York Community Statutory Trust II accrues interest at a variable rate that is adjustable semi-annually and equal to 3.60% over the six-month LIBOR, with an initial rate of 5.58% and an interest rate cap of 10.00% effective through December 28, 2006. The Roslyn Preferred Trust I accrues interest at a variable rate that is adjustable semi-annually and equal to 3.60% over the six-month LIBOR, with an initial rate of 5.88% and an interest rate cap of 12.00% effective through April 1, 2007.

In the second quarter of 2003, the Company entered into four interest rate swap agreements. The agreements effectively converted four of the Company’s capital securities from fixed to variable rate instruments. Under these agreements, which were designated and accounted for as “fair value hedges” aggregating a notional value of $65.0 million, the Company receives a fixed interest rate of 10.51% which is equal to the interest due to the holders of the four capital securities and pays a floating interest rate which is tied to the three-month LIBOR. At December 31, 2004, the weighted average floating rate of interest was 7.55%. The maturity dates, call features, and other critical terms of these derivative instruments match the terms of the respective capital securities. As a result, no net gains or losses were recognized in earnings with respect to these hedges. At December 31, 2004, a $1.9 million liability, representing the fair value of the interest rate swap agreements, was recorded in “other liabilities.” An offsetting adjustment was made to the carrying amount of the respective capital securities to recognize the change in their fair value.

Preferred Stock of Subsidiaries

On April 7, 2003, the Company, through its second-tier subsidiary, CFS Investments New Jersey, Inc., completed the sale of $60.0 million of capital securities of Richmond County Capital Corporation in a private placement transaction. The private placement was made to “Qualified Institutional Buyers,” as defined in Rule 144A of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. The capital securities consisted of $10.0 million, or 100 shares, of Richmond County Capital Corporation Series B Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, stated value of $100,000 per share (the “Series B Preferred Stock”) and $50.0 million, or 500 shares, of Richmond County Capital Corporation Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock, stated value of $100,000 per share (the “Series C Preferred Stock”). Dividends on the Series B Preferred Stock are payable quarterly at an annual rate of 8.25% of its stated value. The Series B Preferred Stock may be redeemed by the Company on or after July 15, 2024. Dividends on the Series C Preferred Stock are payable quarterly at an annual rate equal to LIBOR plus 3.25% of its stated value. The Series C Preferred Stock may be redeemed by the Company on or after July 15, 2008. The dividend rate on the Series C Preferred Stock resets quarterly.

On October 27, 2003, Roslyn Real Estate Asset Corp., a second-tier subsidiary that was acquired by the Company in the Roslyn merger, completed the sale of $102.0 million of capital securities in a private placement transaction. The private placement was made to “Qualified Institutional Buyers,” as defined in Rule 144A of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. The capital securities consisted of $12.5 million, or 125 shares, of Roslyn Real Estate Asset Corp. (“RREA”) Series C Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, liquidation preference of $100,000 per share (the “RREA Series C Preferred Stock”) and $89.5 million, or 895 shares, of RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock, liquidation preference of $100,000 per share (the “RREA Series D Preferred Stock”). Dividends on the RREA Series C Preferred Stock are payable quarterly at an annual rate of 8.95% of its stated value. The RREA Series C Preferred Stock may be redeemed by the Company on or after September 30, 2023. Dividends on the RREA Series D Preferred Stock were payable quarterly at an annual rate equal to 4.79% for the period from September 30, 2003 to, but excluding, December 31, 2003, and payable thereafter at LIBOR plus 3.65% of its stated value. The RREA Series D Preferred Stock may be redeemed by the Company on or after September 30, 2008. The dividend rate on the RREA Series D Preferred Stock will be reset quarterly.

Senior Debt

On November 13, 2002, Roslyn issued $115.0 million of 5.75% unsecured senior notes at a price of 99.785%. The notes have a maturity date of November 15, 2007. Interest on such notes is paid semi-annually on May 15 and November 15 of each year, beginning May 15, 2003. On November 21, 2001, Roslyn issued $75.0 million of 7.50% unsecured senior notes at par, with a maturity date of December 1, 2008. Interest on such notes is paid semi-annually on June 1 and December 1 of each year, beginning June 1, 2002.

NOTE 10:

FEDERAL, STATE, AND LOCAL TAXES

The following table summarizes the components of the net deferred tax asset at December 31, 2004 and 2003:

	December 31,
(in thousands)	2004	2003
DEFERRED TAX ASSETS:
Financial statement allowance for loan losses	$31,223	$30,448
Accrual for post-retirement benefits	7,071	7,195
Mark to market on borrowings	72,585	130,274
Merger-related costs	8,048	11,513
Compensation and related obligations	24,686	45,894
Mark to market on securities available for sale	37,915	62,687
Other	26,086	11,829

Total deferred tax assets	207,614	299,840

DEFERRED TAX LIABILITIES:
Mark to market on loans	(5,677)	(4,990)
Pre-paid pension cost	(9,523)	(13,685)
Amortization of intangibles	(19,221)	(12,254)
Fixed assets	(16,825)	(10,753)
Other	(1,291)	(1,238)

Total deferred tax liabilities	(52,537)	(42,920)

Net deferred tax asset	$155,077	$256,920

The net deferred tax asset at December 31, 2004 and 2003 represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. However, there can be no assurances about the level of future earnings.

The following table summarizes the Company’s income tax expense for the years ended December 31, 2004, 2003, and 2002:

	December 31,
(in thousands)	2004	2003	2002
Federal – current	$71,786	$152,618	$78,892
State and local – current	3,253	12,460	5,004

Total current	75,039	165,078	83,896

Federal – deferred	91,944	3,814	20,822
State and local – deferred	9,899	419	2,066

Total deferred	101,843	4,233	22,888

Total income tax expense	$176,882	$169,311	$106,784

The following table presents a reconciliation of statutory federal income tax expense to combined effective income tax expense for the years ended December 31, 2004, 2003, and 2002:

	December 31,
(in thousands)	2004	2003	2002
Statutory federal income tax expense	$186,189	$172,439	$117,605
State and local income taxes, net of federal income tax benefit	8,549	8,631	4,595
ESOP	(3,581)	5,441	(874)
BOLI	(7,410)	(5,329)	(3,367)
Tax effect of subsidiary transactions	—	(9,879)	(9,943)
Low income housing tax credits	(3,358)	(623)	(150)
Other, net	(3,507)	(1,369)	(1,082)

Total income tax expense	$176,882	$169,311	$106,784

The Company and its subsidiaries, including the Bank, file a consolidated federal income tax return on a calendar-year basis.

As a savings institution, the Bank is subject to special provisions in the federal and New York tax laws regarding its tax bad debt reserves and, for New York purposes, its allowable tax bad debt deduction. At December 31, 2004 and 2003, the Bank’s federal, New York State, and New York City tax bad debt base-year reserves were $45.1 million, $321.3 million, and $320.6 million, respectively. Related deferred tax liabilities have not been recognized since the Bank does not expect that these reserves, which constitute base-year amounts as set forth in the applicable tax laws, will become taxable in the foreseeable future. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Bank’s stock or certain excess distributions by the Bank to the Company; and (2) failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for New York tax purposes.

NOTE 11:

COMMITMENTS AND CONTINGENCIES

Pledged Assets

At December 31, 2004 and 2003, the Company had pledged debt securities held to maturity with a market value of $1.2 billion and $273.2 million, respectively. The carrying values of the pledged debt securities were $1.2 billion and $277.6 million at the corresponding dates.

The Company also had pledged held-to-maturity mortgage-backed and –related securities with a market value of $2.0 billion and $1.2 billion at December 31, 2004 and 2003, respectively. The carrying values of the pledged mortgage-backed and -related securities held to maturity were $2.1 billion and $1.3 billion at the corresponding dates.

In addition, the Company had pledged available-for-sale mortgage-backed and -related securities with a market value and carrying value of $2.8 billion at December 31, 2004, and a market value and carrying value of $5.3 billion at December 31, 2003. In addition, the Company had pledged available-for-sale debt securities totaling $24.8 million at December 31, 2003.

Loan Commitments

At December 31, 2004 and 2003, commitments to originate loans amounted to approximately $2.0 billion and $1.2 billion, respectively. The majority of the outstanding commitments at December 31, 2004 were expected to close within 90 days. At December 31, 2004, the Company also had $10.8 million of outstanding stand-by letters of credit.

Lease and License Commitments

At December 31, 2004, the Company was obligated under 108 non-cancelable operating lease and license agreements with renewal options on properties used principally for branch operations. The Company expects to renew such agreements upon their expiration in the normal course of business. The agreements contain escalation clauses commencing at various times during the lives of the agreements. Such clauses provide for increases in the annual rent.

At December 31, 2004, the Company had entered into several non-cancelable operating leases and license agreements for the rental of Bank properties. The agreements contain escalation clauses that provide for periodic increases in the annual rents. The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

(in thousands)
2005	$12,690
2006	12,383
2007	11,001
2008	9,821
2009	9,243
2010 and thereafter	48,804

Total minimum future rentals	$103,942

The rental expense under these leases is included in “occupancy and equipment expense” on the Consolidated Statements of Income and Comprehensive Income, and amounted to approximately $13.7 million, $8.1 million, and $6.8 million for the years ended December 31, 2004, 2003, and 2002, respectively. Rental income on Bank properties, netted in occupancy and equipment expense, was approximately $2.2 million, $1.3 million, and $1.0 million for the corresponding periods. Minimum future rental income under non-cancelable sublease agreements aggregated $8.1 million at December 31, 2004.

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

Legal Proceedings

In the normal course of the Company’s business, there are various outstanding legal proceedings. Although no assurances can be given, management currently believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition or results of operations.

In February 1983, a burglary of the contents of safe deposit boxes occurred at a branch office of CFS Bank, now the Queens County Savings Bank division of New York Community Bank. At December 31, 2004, the Bank had a lawsuit pending, whereby the plaintiffs are seeking recovery of approximately $12.4 million in damages. This amount does not include any statutory prejudgment interest that could be awarded on a judgment amount, if any; such interest accumulates at a rate of 9% per annum from the date of loss. The ultimate liability, if any, that might arise from the disposition of these claims cannot presently be determined. Management believes it has meritorious defenses against this action and continues to defend its position.

In 2004, the Company and various executive officers and directors were named in a series of class action lawsuits brought in the United States District Court, Eastern District of New York, and one class action lawsuit brought in Supreme Court of the State of New York, Kings County, that was later removed by the defendants to federal court. The class actions are brought on behalf of persons and entities, other than defendants, who purchased or otherwise acquired the Company’s securities between June 27, 2003 to July 1, 2004, or such shorter period as defined in some of the actions. The lawsuits are all related to the same sets of facts and circumstances and all but one allege that the Company violated Sections 11 and 12 of the Securities Act of 1933, Sections 10 and 14 of the Securities Exchange Act of 1934, and Rule

10b-5, promulgated pursuant to Section 10 of the Securities Exchange Act of 1934. Plaintiffs allege, among other things, that the Registration Statement issued in connection with the Company’s merger with Roslyn Bancorp, Inc. and other documents and statements made by executive management were inaccurate and misleading, contained untrue statements of material facts, omitted other facts necessary to make the statements made not misleading, and concealed and failed to adequately disclose material facts. Based upon the same facts, an additional suit alleges the Company violated the Employee Retirement Income Security Act on behalf of a putative class of participants in the New York Community Bank Employee Savings Plan. The cases are in very preliminary stages. The defendants have not answered or otherwise responded to any of the complaints and no discovery has taken place. Management believes it has meritorious defenses against these actions and continues to defend its position.

On February 8, 2005, the Company’s Board of Directors received a letter, dated January 31, 2005, from a law firm purporting to represent a shareholder of the Company that repeats many of the allegations made in the putative class actions, and demands that the Board take a variety of actions allegedly required to address those allegations. The Board of Directors is currently evaluating what response, if any, to make to this letter. Management expects that the resolution of this matter will not have a material adverse impact on the Company.

NOTE 12:

EMPLOYEE BENEFITS

Retirement Plans

On April 1, 2002, three separate pension plans for employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank were merged together and renamed the “New York Community Bank Retirement Plan (the “Plan”). The pension plan for employees of the former Roslyn Savings Bank was merged into the Plan on September 30, 2004. The combined plan covers substantially all employees who had attained minimum service requirements prior to the date when the individual plans were frozen by the banks of origin. Once frozen, the plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would otherwise have met eligibility requirements after the “freeze” date. The former Queens County Savings Bank Retirement Plan was frozen at September 30, 1999, while the former CFS Bank Retirement Plan was frozen on June 30, 1996, reactivated on November 30, 2000, and subsequently refrozen on December 29, 2000. The former Richmond County Savings Bank Retirement Plan was frozen on March 31, 1999 and the former Roslyn Savings Bank Plan was frozen on January 31, 2003.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Post-retirement benefits were recorded on an accrual basis with an annual provision that recognized the expense over the service life of the employee, determined on an actuarial basis.

The following tables set forth the disclosures required under SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits,” for the Plan:

	Pension Benefits
(in thousands)	2004	2003
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$82,027	$82,134
Service cost	—	587
Interest cost	2,096	5,198
Actuarial loss	3,720	6,069
Annuity payments	(1,987)	(4,256)
Settlements	(821)	(1,085)
Curtailments	—	(6,620)
Adjustment for merger of Roslyn Savings Bank plan	(914)	—

Benefit obligation at end of year	$84,121	$82,027

CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year	$88,233	$81,172
Actual return on plan assets	2,369	10,902
Annuity payments	(1,987)	(4,256)
Settlements	(821)	(1,085)
Employer contributions	—	1,500
Adjustment for merger of Roslyn Savings Bank plan	(379)	—

Fair value of assets at end of year	$87,415	$88,233

FUNDED STATUS:
Funded status	$3,294	$6,206
Unrecognized net actuarial loss	19,258	26,416
Unrecognized past service liability	1,257	1,459

Prepaid benefit cost	$23,809	$34,081

	Years Ended December 31,
	2004	2003	2002
WEIGHTED AVERAGE ASSUMPTIONS :
Discount rate	6.00%	6.25%	6.75%

Expected rate of return on plan assets	9.00%	9.00%	9.00%

	Years Ended December 31,
(in thousands)	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:
Interest cost	$2,096	$5,198	$2,322
Service cost	—	587	—
Expected return on plan assets	(3,267)	(7,092)	(3,031)
Amortization of prior service cost	202	894	202
Amortization of unrecognized loss	779	1,547	126
Curtailment charge	—	239	—

Net periodic benefit expense (credit)	$(190)	$1,373	$(381)

At December 31, 2004, the aggregate benefit obligation and the aggregate fair value of plan assets for the Plan were $84.1 million and $87.4 million, respectively.

Plan assets are invested in six diversified investment funds of the RSI Retirement Trust (the “Trust”), a no load series open-ended mutual fund. The investment funds include four equity mutual funds and two bond mutual funds, each with its own investment objectives, investment strategies, and risks, as detailed in the Trust’s prospectus. The Trust has been given discretion to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust’s Statement of Investment Objectives and Guidelines (the “Guidelines”).

The long-term investment objective is to be invested 65% in equity securities (in the form of equity mutual funds) and 35% in debt securities (in the form of bond mutual funds). If the Plan is under-funded under the Guidelines, the bond fund portion will be temporarily increased to 50% in order to lessen asset value volatility. When the Plan is no longer under-funded, the bond fund portion will be returned to 35%. Asset rebalancing is performed as needed, with interim adjustments made when the investment mix varies more than 10% from the target in either direction.

The investment goal is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above-average performance when compared to their peers. Performance volatility is also monitored. Risk/volatility is further managed by the distinct investment objectives of each of the Trust funds and the diversification within each fund.

Current Asset Allocation

At October 1, 2004 and 2003, the weighted average asset allocations for the Plan were as follows:

	Plan Assets at October 1, 2004	Plan Assets at October 1, 2003
ASSET CATEGORY:
Equity securities	70%	67%
Debt securities	30	33

Total	100%	100%

Determination of Long-term Rate of Return

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5%-9% and 2%-6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the Plan’s target allocation, the expected rate of return is determined to be 9.00%, which is roughly the midpoint of the range of expected return.

Contributions

The Bank does not expect to contribute to the Plan in 2005.

Expected Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the years indicated:

(in thousands)
2005	$4,532
2006	4,579
2007	4,715
2008	4,811
2009	4,927
2010 – 2014	26,483

Total	$50,047

Qualified Savings Plans

The Company maintains a defined contribution qualified savings plan (the “New York Community Bank Employee Savings Plan”) in which all regular salaried employees are able to participate after one year of service and having attained age 21. No matching contributions have been made by the Company to this plan since the Bank’s conversion to stock form.

In connection with the Roslyn merger, all matching contributions to the former Roslyn Savings Bank 401(k) Savings Plan were suspended effective October 31, 2003. In connection with the Richmond County and Haven merger transactions, all matching contributions to the former Richmond County Savings Bank 401(k) Savings Plan and the former CFS Bank 401(k) Thrift Incentive Plan were suspended, effective January 1, 2002 and January 1, 2001, respectively. Accordingly, there were no Company contributions relating to the New York Community Bank Employee Savings Plan for the years ended December 31, 2004, 2003, or 2002.

Other Compensation Plans

The Company maintains an unfunded non-qualified plan to provide retirement benefits to directors who are neither officers nor employees of the Bank. The unfunded balances are reflected in “other liabilities” on the Company’s Consolidated Statements of Condition, and amounted to approximately $397,000 and $182,000, respectively, at December 31, 2004 and 2003.

Deferred Compensation Plan

The Company maintains an unfunded deferred compensation plan for directors who are neither officers nor employees of the Bank. The unfunded balances are reflected in “other liabilities” on the Company’s Consolidated Statements of Condition, and amounted to approximately $346,000 and $387,000 at December 31, 2004 and 2003, respectively.

Post-retirement Health and Welfare Benefits

The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement. The costs of such benefits are accrued during the years that an employee renders the necessary service.

The following tables set forth the disclosures required under SFAS No. 132 for the Bank’s post-retirement benefit plans:

	Post-retirement Benefits
(in thousands)	2004	2003
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$17,460	$15,662
Service cost	8	10
Interest cost	953	1,015
Actuarial (gain) loss	(472)	1,523
Premiums/claims paid	(1,286)	(1,097)
Plan amendments	—	347
Adjustment for merger of Roslyn Savings Bank plan	(185)	—

Benefit obligation at end of year	$16,478	$17,460

CHANGE IN PLAN ASSETS:
Fair value of assets at beginning of year	$—	$—
Employer contribution	1,286	1,097
Benefits paid	(1,286)	(1,097)

Fair value of assets at end of year	$—	$—

FUNDED STATUS:
Accrued post-retirement benefit cost	$(16,648)	$(16,886)
Employer contribution	1,286	1,097
Total net periodic benefit credit	(993)	(859)
Adjustment for merger of Roslyn Savings Bank plan	606	—

Accrued post-retirement benefit cost	$(15,749)	$(16,648)

	Years Ended December 31,
	2004	2003	2002
WEIGHTED-AVERAGE ASSUMPTIONS:
Discount rate	6.00%	6.25%	6.75%

Current medical trend rate	10.00%	10.00%	9.00%

Rate of compensation increase	3.25%	3.50%	4.00%

	Years Ended December 31,
(in thousands)	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost	$8	$10	$40
Interest cost	953	1,015	476
Unrecognized past service liability	43	(157)	(56)
Amortization of unrecognized gain	(11)	(9)	(10)

Net periodic benefit cost	$993	$859	$450

Had the assumed health care-cost trend rate increased by 1% in each year, the accumulated post-retirement benefit obligation as of December 31, 2004 would have increased by $684,000; the aggregate of the benefits earned and interest components of 2004 net post-retirement benefit expense would have increased by $46,000. Had the assumed health care-cost trend rate decreased by 1% in each year, the accumulated post-retirement benefit obligation as of December 31, 2004 would have declined by $675,000; the aggregate of the benefits earned and interest components of 2004 net post-retirement benefit expense would have declined by $40,000.

Applying FSP SFAS 106-2 to the Company’s Accumulated Post-retirement Benefit Obligation as of December 31, 2004 reduced said obligation by $2.3 million and reduced the net periodic benefit cost for the year ended December 31, 2004 by $110,000.

Investment Policies and Strategies

This plan is an unfunded non-qualified pension plan that is not anticipated to ever hold assets for investment. Any contributions made to the plan will be used to immediately pay plan benefits as they come due.

Expected Contributions

The Bank expects to contribute $1.4 million to the plan for the fiscal year ending December 31, 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the years indicated:

(in thousands)
2005	$1,409
2006	1,457
2007	1,493
2008	1,511
2009	1,522
2010 – 2014	7,426

Total	$14,818

NOTE 13:

STOCK-RELATED BENEFIT PLANS

Stock Plans

At the time of its conversion to stock form, the Company established the following stock plans:

Employee Stock Ownership Plan (“ESOP”)

In connection with the conversion, the Company loaned $19.4 million to the ESOP to purchase 18,583,440 shares. In the second quarter of 2002, the Company loaned an additional $14.8 million to the ESOP for the purchase of 906,667 shares of the common stock that were sold in the secondary offering on May 14, 2002. The two loans were consolidated in 2002 into a single loan which is being repaid at a fixed interest rate of 4.75% over a period of time not to exceed 30 years.

The Bank is obligated to repay the loan by making periodic contributions. The obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated stock account. At December 31, 2004 and 2003, the loan had an outstanding balance of $13.5 million and $14.4 million, respectively.

As the loan is repaid, shares are released from a suspense account and allocated among participants on the basis of compensation, as described in the plan, in the year of allocation. The Bank made no contributions to the ESOP during 2004 and 2003. The investment income and dividends on ESOP shares that were used for debt service in 2004, 2003, and 2002 amounted to approximately $4.9 million, $5.3 million, and $1.7 million, respectively.

All full-time employees who have attained 21 years of age and who have completed 12 consecutive months of credited service are eligible to participate in the ESOP, with benefits vesting on a seven-year basis, starting with 20% in the third year of employment and continuing in 20% increments in each successive year. Benefits are payable upon death, retirement, disability, or separation from service, and may be paid in cash or stock. However, in the event of a change in control, as defined in the ESOP, any unvested portion of benefits shall vest immediately.

In 2004 and 2003, the Company allocated 411,797 and 1,341,345 ESOP shares, respectively, to participants. At December 31, 2004, there were 4,656,851 shares remaining for future allocation, with a market value of $95.8 million. The Bank recognizes compensation expense for the ESOP based on the average market price of the common stock during the year at the date of allocation. For the years ended December 31, 2004, 2003, and 2002, the Company recorded ESOP-related compensation expense of $9.6 million, $29.6 million, and $5.9 million, respectively.

Supplemental Employee Retirement Plan (“SERP”)

In 1993, the Bank also established a Supplemental Employee Retirement Plan (“SERP”), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of common stock. The SERP was frozen in 1999. The plan maintained $3.1 million of trust-held assets at December 31, 2004 and 2003, respectively, based upon the cost of said assets. Trust-held assets, consisting entirely of the Company’s common stock, amounted to 854,552 shares at both December 31, 2004 and 2003. The cost of such shares is reflected as contra-equity and additional paid-in capital in the accompanying Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2004, 2003, or 2002.

The Company also maintains a SERP for the benefit of certain employees of the former Roslyn Savings Bank. The latter SERP was acquired in connection with the Roslyn merger and had assets totaling $5.1 million and $4.7 million at December 31, 2004 and 2003.

Recognition and Retention Plans and Trusts (“RRPs”)

At the time of the conversion, the Bank contributed a total of $5.5 million to the RRPs to enable them to acquire an aggregate of 5,899,500 shares. At December 31, 2004, all of the shares available under the Plan had been allocated and all were fully vested, including 24,221 that were allocated during the year. No compensation expense for the RRPs was recorded in 2004, 2003, or 2002.

Stock Option Plans

At December 31, 2004, the Company had eight stock option plans: the 1993 and 1997 New York Community Bancorp, Inc. Stock Option Plans; the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans; the 1998 Richmond County Financial Corp. Stock Compensation Plan; the T R Financial Corp. 1993 Incentive Stock Option Plan; and the Roslyn Bancorp, Inc. 1997 and 2001 Stock-based Incentive Plans (collectively, the “Stock Option Plans”). As the Company applies APB Opinion No. 25 and related interpretations in accounting for these plans, no compensation cost has been recognized.

Under the Stock Option Plans, each granted stock option entitles the holder to purchase shares of the Company’s common stock at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Options vest in whole or in part over two to five years from the date of issuance, and expire ten years from the date of grant. However, all options become 100% exercisable in the event that employment is terminated due to death, disability, normal retirement, or in the event of a change in control of the Bank or the Company.

The Company primarily utilizes common stock held in Treasury to satisfy the exercise of options. The difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings on the date of exercise. At December 31, 2004, 2003, and 2002, respectively, there were 21,236,182; 26,573,524; and 19,418,313 stock options outstanding. The number of shares reserved for future issuance under the Stock Option Plans was 437,639 at December 31, 2004.

The status of the Stock Option Plans at December 31, 2004, 2003, and 2002, and changes during the years ending on those dates, are summarized below:

	Years Ended December 31,
	2004		2003		2002
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	26,573,524	$14.50	19,418,313	$12.81	11,662,165	$8.99
Granted	132,000	28.34	4,658,571	16.48	10,895,788	14.47
Assumed in merger transactions	—	—	7,938,221	16.15	—	—
Exercised and forfeited	(5,469,342)	12.64	(5,441,581)	12.58	(3,139,640)	4.37

Stock options outstanding, end of year	21,236,182	$14.93	26,573,524	$14.50	19,418,313	$12.81

Options exercisable at year-end	16,386,466		16,289,759		10,686,580
Weighted-average grant-date fair value of options granted during the year	$7.06		$11.93		$3.75

The following table sets forth certain information about the Company’s outstanding stock options at December 31, 2004:

Range of Exercise Price	Number of Options Outstanding at December 31, 2004	Weighted - Average Remaining Contractual Life of Options Outstanding (in years)	Weighted- Average Exercise Price	Options Exercisable at December 31, 2004	Weighted- Average Exercise Price
$ 5.01 - $ 9.91	1,391,773	4.07	$6.89	1,391,773	$6.89
$10.75 - $15.00	9,140,623	5.91	13.93	7,203,898	13.96
$15.41 - $18.40	10,107,768	7.05	16.47	7,437,732	16.57
$21.35 - $28.34	596,018	8.04	22.79	353,063	21.91

	21,236,182	6.39	$14.93	16,386,466	$14.71

NOTE 14:

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires the disclosure of fair value information about the Company’s on- and off-balance sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present-value estimates or other valuation techniques. Such fair values are significantly affected by the assumptions used, the timing of future cash flows, and the discount rate.

Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes. Furthermore, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument.

The following table summarizes the carrying values and estimated fair values of the Company’s on-balance sheet financial instruments at December 31, 2004 and 2003:

	December 31,
	2004		2003
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
FINANCIAL ASSETS:
Cash and cash equivalents	$188,850	$188,850	$287,071	$287,071
Securities held to maturity	3,972,614	3,917,811	3,222,898	3,218,996
Securities available for sale	3,108,109	3,108,109	6,277,034	6,277,034
Federal Home Loan Bank of New York stock	232,215	232,215	170,915	170,915
Loans, net	13,317,987	13,307,361	10,422,078	10,646,642
FINANCIAL LIABILITIES:
Deposits	$10,402,117	$10,463,496	$10,329,106	$10,335,105
Borrowed funds	10,142,541	10,054,855	9,931,013	10,030,440
Mortgagors’ escrow	54,555	54,555	31,240	31,240

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

Securities Held to Maturity and Available for Sale

The fair values of debt, equity, and mortgage-backed and -related securities are estimated based on bid quotations received from security dealers or on prices obtained from firms specializing in providing security pricing services.

Federal Home Loan Bank of New York Stock

The fair value of Federal Home Loan Bank of New York stock approximates the carrying amount, which is at cost.

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

This method of estimating fair value is extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company’s loan portfolio and the current market, a greater degree of subjectivity is inherent in these values than in those determined in formal trading marketplaces. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Deposits

The fair values of deposit liabilities with no stated maturity (i.e., NOW and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of CDs represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Bank’s deposit base.

Borrowed Funds

The estimated fair value of borrowed funds is based on the discounted value of contractual cash flows with interest rates currently in effect for borrowed funds with similar maturities and collateral requirements.

Other Receivables and Payables

As receivables and payables are short-term in nature, the fair values of these financial instruments are estimated to equal their respective carrying values.

Off-balance Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of such off-balance sheet financial instruments resulted in no unrealized gain or loss at December 31, 2004 or 2003.

NOTE 15:

RESTRICTIONS ON THE BANK

Various legal restrictions limit the extent to which the Bank can supply funds to the Parent Company and its non-bank subsidiaries. As a converted stock-form savings bank, the Bank would require the approval of the Superintendent of the New York State Banking Department if the dividends declared in any calendar year were to exceed the total of its net profits for that year combined with its retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. The term “net profits” is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal and local taxes.

NOTE 16:

PARENT COMPANY-ONLY FINANCIAL INFORMATION

Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company- only):

Condensed Statements of Condition

	December 31,
(in thousands)	2004	2003
ASSETS
Cash	$1,585	$38,125
Money market investments	31,342	61,452
Securities held to maturity	10,000	10,000
Securities available for sale	35,448	57,562
Investments in and advances to subsidiaries, net	3,701,916	3,426,824
Other assets	66,304	52,524

Total assets	$3,846,595	$3,646,487

LIABILITIES AND STOCKHOLDERS’ EQUITY
Senior notes	$199,504	$204,893
Payable to subsidiary	—	51,340
Other liabilities	460,677	521,597

Total liabilities	660,181	777,830

Stockholders’ equity	3,186,414	2,868,657

Total liabilities and stockholders’ equity	$3,846,595	$3,646,487

Condensed Statements of Income

	Years Ended December 31,
(in thousands)	2004	2003	2002
Interest income	$9,511	$2,749	$3,077
Dividends from subsidiaries	100,000	195,000	—
Gain on securities	199	117	—
Other income	1,067	34	—

Total income	110,777	197,900	3,077
Operating expenses	43,013	32,233	17,189

Income (loss) before income tax and equity in undistributed earnings	67,764	165,667	(14,112)
Income tax expense	45	300	300

Income (loss) before equity in undistributed earnings of subsidiaries	67,719	165,367	(14,412)
Equity in undistributed earnings of subsidiaries	287,367	158,004	243,642

Net income	$355,086	$323,371	$229,230

Condensed Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$355,086	$323,371	$229,230
Change in other assets	(14,677)	(27,038)	(12,622)
Change in other liabilities	(112,260)	113,938	153,286
Net gain on securities	(199)	(117)	—
Accretion of discounts	(11,389)	(856)	—
Equity in undistributed earnings of subsidiaries	(287,367)	(158,004)	(243,642)

Net cash (used in) provided by operating activities	(70,806)	251,294	126,252

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of securities	(16,587)	(70,399)	—
Proceeds from sales of securities	42,572	16,984	—
Payments from (advances to) subsidiaries	60,284	(1,676,034)	(182,423)

Net cash provided by (used in) investing activities	86,269	(1,729,449)	(182,423)

CASH FLOWS FROM FINANCING ACTIVITIES:
Shares issued in the Roslyn merger	—	1,422,644	—
Proceeds from secondary offerings	399,495	—	95,569
Purchase of Treasury stock	(274,906)	(99,059)	(119,980)
Treasury stock issued in the Roslyn merger and the secondary offering, respectively	—	88,409	67,303
Senior debt acquired in the Roslyn merger	—	205,796	—
Dividends paid	(250,731)	(131,070)	(78,360)
Exercise of stock options	44,623	(32,821)	18,591
Stock warrants issued in connection with BONUSESSM Units	—	—	89,915
Fractional shares issued	(594)	(278)	—

Net cash (used in) provided by financing activities	(82,113)	1,453,621	73,038

Net (decrease) increase in cash and cash equivalents	(66,650)	(24,534)	16,867

Cash and cash equivalents at beginning of year	99,577	124,111	107,244

Cash and cash equivalents at end of year	$32,927	$99,577	$124,111

NOTE 17:

REGULATORY MATTERS

The Bank is subject to regulation, examination, and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation (the “Regulators”). The Bank is also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991 (“FDICIA”), which established five categories of capital adequacy ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution’s semi-annual FDIC deposit insurance premium assessments. The Bank’s capital amounts and classification are also subject to the Regulators’ qualitative judgments about components of capital and risk weightings, among other factors.

The quantitative measures established under FDICIA to ensure capital adequacy require that the Bank maintain minimum amounts and ratios of leverage capital to average assets (as defined in the regulations) and of total and Tier 1 capital (as defined) to risk-weighted assets (as defined). At December 31, 2004, the Bank exceeded all of the capital adequacy requirements to which it was subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a minimum leverage capital ratio of 5.00%; a minimum Tier 1 risk-based capital ratio of 6.00%; and a minimum total risk-based capital ratio of 10.00%. In the opinion of management, no conditions or events have transpired since said notification to change the Bank’s capital adequacy classification.

The following table presents the Bank’s actual capital amounts and ratios in comparison to the minimum amounts and ratios required for capital adequacy purposes under FDICIA at December 31, 2004 and 2003:

			Risk-Based Capital
At December 31, 2004 (dollars in thousands)	Leverage Capital		Tier 1		Total
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total equity	$1,864,443	8.63%	$1,864,443	15.84%	$1,942,995	16.50%
Minimum for capital adequacy purposes	864,223	4.00	470,951	4.00	941,903	8.00

Excess	$1,000,220	4.63%	$1,393,492	11.84%	$1,001,092	8.50%

			Risk-Based Capital
At December 31, 2003 (dollars in thousands)	Leverage Capital		Tier 1		Total
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total equity	$1,508,166	7.95%	$1,508,166	13.95%	$1,586,505	14.68%
Minimum for capital adequacy purposes	758,471	4.00	432,317	4.00	864,635	8.00

Excess	$749,695	3.95%	$1,075,849	9.95%	$721,870	6.68%

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

The following table presents the Company’s actual capital amounts and ratios in comparison with the minimum amounts and ratios required by the FRB for capital adequacy purposes:

			Risk-Based Capital
At December 31, 2004 (dollars in thousands)	Leverage Capital		Tier 1		Total
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total equity	$1,779,269	8.20%	$1,779,269	15.00%	$1,948,826	16.43%
Minimum for capital adequacy purposes	867,902	4.00	474,415	4.00	948,831	8.00

Excess	$911,367	4.20%	$1,304,854	11.00%	$999,995	8.43%

			Risk-Based Capital
At December 31, 2003 (dollars in thousands)	Leverage Capital		Tier 1		Total
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total equity	$1,472,874	7.72%	$1,472,874	13.55%	$1,680,214	15.46%
Minimum for capital adequacy purposes	763,580	4.00	434,713	4.00	869,427	8.00

Excess	$709,294	3.72%	$1,038,161	9.55%	$810,787	7.46%